UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: March 12, 2024

(Date of earliest event reported)

Turtle Beach Corporation

(Exact name of registrant as specified in its charter)

001-35465

(Commission File Number)

Nevada	27-2767540
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

44 South Broadway, 4th Floor White Plains, New York	10601
(Address of principal executive offices)	(Zip Code)

(888) 496-8001

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.001	HEAR	The Nasdaq Global Market

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On March 13, 2024, Turtle Beach Corporation (the “Company”) entered into a merger agreement (the “Merger Agreement”) by and among Tide Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, Tide Acquisition Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company, FSAR Holdings, Inc. (“FSAR”), a Delaware corporation, and PDP Holdings, LLC, a Delaware limited liability company (the “Seller”). Pursuant to the Merger Agreement, the Company acquired all the issued and outstanding equity of Performance Design Products, LLC, a directly-held subsidiary of FSAR (“PDP”), for consideration valued at $118 million, structured as a merger between a subsidiary of the Company and FSAR, the parent of PDP (the “Transaction”). PDP was a privately held gaming accessories leader that designs and distributes video game accessories, including controllers, headsets, power supplies, cases, and other accessories. Consideration for the Transaction consisted of the issuance of 3.45 million shares of the Company’s common stock (the “Stock Consideration”) and approximately $79.9 million in cash, subject to customary post-closing adjustments. Such issuance was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and/or Regulation D promulgated thereunder.

The Merger Agreement included a customary scope of representations and warranties, which were backstopped by a representations and warranties insurance policy. These representations and warranties included, but were not limited to, FSAR and its subsidiaries’ commercial relationships, intellectual property and cybersecurity, and employee benefit and labor matters, and limited representations and warranties from the Seller and FSAR.

The Merger Agreement also contained customary covenants from the Seller, in order to support the ongoing business and operations of FSAR and its subsidiaries following closing, and a covenant by FSAR to provide continuing employees benefits and compensation at least as favorable as that which was provided prior to closing of the Transaction by the Seller.

Stockholder Agreement

In connection with the Merger Agreement, the Company simultaneously entered into a stockholder agreement (the “Stockholder Agreement”) with the holders of the Stock Consideration (the “Stockholders”) pursuant to which the Stockholders received two demand registration rights to request that the Company register with the Securities and Exchange Commission (the “SEC”) the sale of all or part of the Stock Consideration following a lock-up period that expires nine months after the date of the Merger Agreement, and piggy-back registration rights in the event the Company proposes to register under the Act the issuance or sale of any of its securities. The Stockholders also have the right to annually designate one candidate to the Company’s Board of Directors (the “Board”) for so long as the Stockholders continue to hold 10% or more of the outstanding shares of the Company’s common stock. The Stockholders also agreed to take certain actions to further support the Company’s ongoing operations, including to vote in favor of the Board’s directorship nominees and refrain from engaging in solicitations or proxies in opposition to such nominees.

Term Loan Facility

On March 13, 2024, the Company entered into a new financing agreement (the “Term Loan Financing Agreement”) by and among the Company, Voyetra Turtle Beach, Inc., a Delaware corporation, as borrower (“VTB”), VTB Holdings, Inc., a Delaware corporation, each subsidiary of the Company listed as a guarantor on the signature pages thereto, the lenders from time to time party thereto, and Blue Torch Finance, LLC, a Delaware limited liability company (“the “Term Agent”), as administrative agent and collateral agent (“Blue Torch”), pursuant to which Blue Torch made a loan to VTB in the aggregate amount of $50 million (the “Term Loan Facility”), the proceeds of which were used to (a) fund a portion of the purchase price in the Transaction; (b) repay certain existing indebtedness of PDP; (c) for general corporate purposes; and (d) to pay fees and expenses related to such transactions. The Term Loan Facility will amortize in a monthly amount equal to 0.208333% during the first two years and 0.416667% during the third year and may be prepaid at any time subject to a prepayment premium during the first year of the interest payments payable during the first year plus 3.00%. The Term Loan Facility is secured by substantially all of the assets of the Company and its subsidiaries which are party to the Term Loan Facility.

The Term Loan Facility (a) will mature on March 13, 2027; (b) will bear interest at a rate equal to (i) a base rate plus 7.25% per annum for Reference Rate Loans and Secured Overnight Financing Rate (“SOFR”) plus 8.25% per annum for SOFR Loans if the total net leverage ratio is greater than or equal to 2.25x and (ii) a base rate plus 6.75% per annum for Reference Rate Loans and SOFR plus 7.75% per annum for SOFR Loans if the total net leverage ratio is less than 2.25x; and (c) is subject to certain affirmative, negative and financial covenants, including a minimum liquidity covenant and a quarterly total net leverage ratio covenant.

Amendment to Credit Facility

On March 13, 2024, the Company entered into a Fourth Amendment, dated as of March 13, 2024 (the “Fourth Amendment”) to the Amended and Restated Loan, Guaranty and Security Agreement, dated as of March 5, 2018 (“ABL Credit Agreement”), by and among Turtle Beach Corporation, Voyetra Turtle Beach, Inc., TBC Holding Company LLC, Turtle Beach Europe Limited, VTB Holdings, Inc., the financial institutions party thereto and Bank of America, N.A. (the “ABL Agent”), as administrative agent, collateral agent and security trustee for the lenders to the credit facility (the “Credit Facility”). The Fourth Amendment provides for, among other things: (a) permitting the Transaction; (b) revising the calculation of the US Borrowing Base to include certain assets of PDP acquired in connection with the Transaction equal to the lesser of (i) the sum of the Project Tide Accounts Formula Amount and the Project Tide Inventory Formula Amount (each as defined in the Fourth Amendment), (ii) $15,000,000, and (iii) 30% of the aggregate Revolver Commitments; (c) extending the maturity date of the Credit Facility from April 1, 2025 to March 13, 2027; and (d) updating the interest rate and margin terms such that the loans will bear interest at a rate equal to (1) SOFR, (2) the US Base Rate, (3) the Sterling Overnight Index Average Reference Rate (“SONIA”) for loans denominated in Sterling, and (4) the Euro Interbank Offered Rate (“EUIBOR”) for loans denominated in Euros, plus in each case, an applicable margin, which is between 0.50% and 2.50% for Base Rate Loans and 1.75% and 3.50% for Term SOFR Loans, SONIA Rate Loans and EUIBOR Loans.

The respective priorities of the security interests securing the Term Loan Financing Agreement and the ABL Credit Agreement are governed by an intercreditor agreement, dated as of March 13, 2024, between the Term Agent and the ABL Agent.

The foregoing descriptions of the Merger Agreement, Stockholder Agreement, Term Loan Financing Agreement and Fourth Amendment do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, Stockholder Agreement, Term Loan Financing Agreement and Fourth Amendment, copies of which are filed as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to this Current Report on Form 8-K (this “Report”) and are incorporated herein by reference. The description of the Employment Agreement (as defined below) in Item 5.02 of this Report is incorporated by reference in this Item 1.01.

The Merger Agreement has been filed as Exhibit 10.1 to this report to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Merger Agreement or the business to be acquired. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made solely for the benefit of each other. The assertions embodied in such representations and warranties are qualified by information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement. In addition, these representations and warranties (i) may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (ii) may apply materiality standards different from what may be viewed as material to investors, and (iii) were made only as of the date of the Merger Agreement or as of such other date or dates as may be specified in the Merger Agreement. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Investors are urged not to rely on such representations and warranties as characterizations of the actual state of facts or circumstances at this time or any other time.

Item 2.01. Completion of Acquisition or Disposition of Assets.

The disclosure required by this item is included in Item 1.01 above and incorporated by reference herein.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure required by this item is included in Item 1.01 above and incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure required by this item is included in Item 1.01 above and incorporated by reference herein.

Item 3.03 Material Modification to Rights of Security Holders.

The disclosure required by this item is included in Item 5.03 below and incorporated by reference herein.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 13, 2024, the Board appointed Cris Keirn, the Company’s Interim Chief Executive Officer and principal executive officer, to serve as the Company’s Chief Executive Officer and as a director on the Board to fill a vacancy on the Board, both effective immediately. Mr. Keirn will continue to serve as the Company’s principal executive officer. Also on March 13, 2024, the Board increased the size of the Board from eight (8) to nine (9) members and appointed David Muscatel to serve as a director on the Board, effective immediately. Mr. Muscatel was designated by the Stockholders as their candidate to the serve on the Board pursuant to the Stockholder Agreement.

Mr. Keirn, age 53, has served as the Company’s Interim Chief Executive Officer and principal executive officer since July 1, 2023, and he previously served as the Company’s Senior Vice-President, Global Sales since August 2016. As Senior Vice-President, Global Sales, Mr. Keirn oversaw the growth and development of the Company’s headset business, was responsible for all consumer retail and sales account management and led the Company’s sales operations, customer care and market analytics teams. Prior to serving as Senior Vice President, Global Sales, Mr. Keirn served as Vice-President of Business Planning and Strategy and other roles of the Company, from February 2013 to August 2016. Prior to joining the Company, Mr. Keirn held leadership positions over a 17-year span at Motorola across product management, operations, quality and customer relations. Mr. Keirn received a B.S. in Mechanical Engineering from Purdue University and a Masters Certificate in Project Management from George Washington University.

In connection with his appointment, on March 13, 2024, the Company entered into an employment agreement with Mr. Keirn (the “Employment Agreement”) that governs the terms and conditions of his appointment as the Company’s Chief Executive Officer. The Employment Agreement has an initial term of (3) three years, with an automatic extension annually thereafter unless either Mr. Keirn or the Company chooses to opt-out of such automatic extension (the “Term”). Pursuant to the Employment Agreement, Mr. Keirn will receive an annual base salary of $475,000 and will be eligible to earn an annual performance bonus of up to 100% of his annual salary based on meeting performance goals set by the Board. Provided that Mr. Keirn’s employment under the Employment Agreement has not been terminated prior thereto, on April 1, 2024, he will be granted the following initial equity awards under the Turtle Beach Corporation 2023 Stock-Based Incentive Compensation Plan (the “Plan”) (or any other applicable plan adopted by the Company during the Term for which employees are generally eligible): (i) an award of performance-based restricted stock units with a grant date fair market value equal to $1,050,000, which will vest subject to the attainment of certain Adjusted EBITDA (as defined in the Employment Agreement) and Company stock price milestones, as well as a three (3)-year service condition; and (ii) an award of restricted stock units with a grant date fair value equal to $450,000, which will vest subject to a four (4)-year service condition.

In connection with the termination of Mr. Keirn’s employment (x) by the Company other than for Cause (as defined in the Employment Agreement), (y) by Mr. Keirn for Good Reason (as defined in the Employment Agreement) or (z) as a result of the Company’s election not to extend the Term, Mr. Keirn will be entitled to the following severance benefits, subject to his execution and non-revocation of a general release of claims in favor of the Company: (i) a pro-rated annual performance bonus; (ii) continued payment of his base salary for 12 months (provided that such amount would be increased to two (2) times his annual base salary and paid in a lump sum if such termination of employment occurs within six (6) months following a Change in Control (as defined in the Plan)); (iii) full vesting of time-based vesting equity awards and pro-rata vesting of any performance-based vesting equity awards based on actual performance; and (iv) subject to (A) his timely election of continuation coverage under COBRA and (B) his continued copayment of premiums at the same level and cost to him as if he were an employee of the Company, continued participation in the Company’s group health plan for a period of 12 months.

There are no family relationships between Mr. Keirn and any of the Company’s current or former directors or executive officers. Other than as described in this Item 5.02, there are no arrangements or understandings between Mr. Keirn and any other person pursuant to which he was selected as a director. Mr. Keirn is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Act.

The foregoing summary of the Employment Agreement with Mr. Keirn does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement, a copy of which is filed as Exhibit 10.5 to this Report.

Other than the Stockholder Agreement described in Item 1.01, the description of which is incorporated by reference in this Item 5.02, there are no arrangements or understandings between Mr. Muscatel and any other person pursuant to which he was selected as a director. Mr. Muscatel is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Act.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On March 12, 2024, the Board approved amended and restated bylaws (the “Amended and Restated Bylaws”), which became effective the same day, that reflect amendments intended to, among other things: (i) implement a majority voting standard for uncontested elections of directors to the Board; (ii) for annual meetings of stockholders held after January 1, 2025, change the notice period for stockholders delivering notice of a proposal to the Company to not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; (iii) update the disclosure requirements for stockholders making nominations to the Board; (iv) conform to the SEC’s universal proxy card rules; and (v) make certain other technical and clarifying changes.

The foregoing description of the various amendments included in the Amended and Restated Bylaws does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended and Restated Bylaws attached to this Report as Exhibit 3.1 (clean version) and Exhibit 3.2 (marked version) and incorporated by reference in this Item 5.03 in its entirety.

Item 7.01. Regulation FD.

On March 13, 2024, the Company issued a press release announcing the Transaction, the appointment of Mr. Keirn as Chief Executive Officer and its intention to launch a reverse dutch auction tender offer. On March 13, 2024, the Company made available on its website an investor presentation and an earnings presentation for its fourth quarter and full year 2023 financial results, each dated March 13, 2024. Copies of the press release, investor presentation and earnings presentation are attached hereto as Exhibits 99.1, 99.2 and 99.3 and are incorporated herein by reference.

The information in this Item 7.01 is being furnished pursuant to Regulation FD and no part shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired.

The Company intends to file financial statements of the business acquired for the periods specified in Rule 3-05(b) of Regulation S-X within the time period permitted by Item 9.01 of Form 8-K.

(b) Pro Forma Financial Information.

The Company intends to file the pro forma financial information required pursuant to Article 11 of Regulation S-X within the time period permitted by Item 9.01 of Form 8-K.

(d) Exhibits

Exhibit No.	Description

3.1	Amended and Restated Bylaws of Turtle Beach Corporation, amended and restated as of March 12, 2024 (clean version).

3.2	Amended and Restated Bylaws of Turtle Beach Corporation, amended and restated as of March 12, 2024 (marked version).

10.1	Merger Agreement, dated as of March 13, 2024, by and among Tide Acquisition Sub, Inc., Tide Acquisition Sub II, LLC, Turtle Beach Corporation and PDP Holdings, LLC.

10.2	Stockholder Agreement, made and entered into as of March 13, 2024 by and among Turtle Beach Corporation and PDP Holdings, LLC.

10.3	Financing Agreement, dated as of March 13, 2024, by and among Turtle Beach Corporation, Voyetra Turtle Beach, Inc., VTB Holdings, Inc., each subsidiary of Turtle Beach Corporation listed as a “Guarantor” on the signature pages thereto, the lenders from time to time party thereto, Blue Torch Finance, LLC, as collateral agent for the Secured Parties, and Blue Torch, as administrative agent for the Lenders.

10.4	Fourth Amendment to Amended and Restated Loan, Guaranty and Security Agreement, dated as of March 13, 2024, by and among Turtle Beach Corporation, Voyetra Turtle Beach, Inc., TBC Holding Company LLC, Turtle Beach Europe Limited, VTB Holdings, Inc., the financial institutions party thereto and Bank of America, N.A., as administrative agent, collateral agent and security trustee for the lenders.

10.5	Employment Agreement, dated as of March 13, 2024, by and between Turtle Beach Corporation and Cristopher Keirn.

99.1	Press release dated March 13, 2024.

99.2	Investor presentation dated March 13, 2024.

99.3	Fourth Quarter and Full Year 2023 Earnings Presentation dated March 13, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TURTLE BEACH CORPORATION

Date: March 18, 2024	By:	/s/ JOHN T. HANSON
John T. Hanson Chief Financial Officer and Treasurer

Exhibit 3.1

BYLAWS (AS AMENDED)

OF

TURTLE BEACH CORPORATION

(A NEVADA CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of Turtle Beach Corporation (the “Corporation”) in the State of Nevada shall be in such location as the directors determine in the State of Nevada.

Section 2. Other Offices. The Corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Corporation’s Board of Directors (the “Board”), and may also have offices at such other places, both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The corporate seal shall consist of a die bearing the name of the Corporation and the inscription, “Corporate Seal-Nevada.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the Corporation shall be held at such place, either within or without the State of Nevada, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the Corporation required to be maintained pursuant to Section 2 hereof.

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting in accordance with these Bylaws, the Corporation’s Articles of Incorporation (the “Articles of Incorporation”), the Nevada Revised Statutes, and other applicable law. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors; (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors; or (C) otherwise properly brought before the meeting by a stockholder Present in Person at the meeting who (i) is a stockholder of record of shares of the Corporation’s capital stock at the time of giving the notice provided for in this paragraph (b), (ii) is a stockholder of record of shares of the Corporation’s capital stock as of the record date for the determination of stockholders entitled to notice of and to vote at the meeting in question, (iii) is a stockholder of record of shares of the Corporation’s capital stock at the time of the meeting, (iv) is entitled to vote at the meeting, and (v) complies with the requirements set forth in this paragraph (b) in all applicable respects. Except with respect to proposed nominations of persons for election to the Board,

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which must be made in compliance with the provisions of Section 5, paragraph (c) of these Bylaws and except for stockholder proposals submitted for inclusion in the Corporation’s proxy statement pursuant to, and in compliance with, Rule 14a-8 (and the interpretations thereunder) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and which proposals are not excludable under Rule 14a-8 of the Exchange Act, whether pursuant to a no-action letter from the Staff of the Securities and Exchange Commission’s Division of Corporation Finance or a determination of a federal court of competent jurisdiction, and which are included in the notice of meeting given by or at the direction of the Board and the Corporation’s proxy statement pursuant to Rule 14a-8 of the Exchange Act, the foregoing clause (C) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of stockholders. In addition to the other requirements set forth in this paragraph (b), for any proposal of business to be considered at an annual meeting of stockholders, it (i) must be a proper subject for action by stockholders of the Corporation under these Bylaws, the Articles of Incorporation, the Nevada Revised Statutes and other applicable law, and (ii) must not relate to a matter that is expressly reserved for action by the Board under these Bylaws, the Articles of Incorporation, the Nevada Revised Statutes or other applicable law. For business to be properly brought before an annual meeting by a stockholder pursuant to this paragraph (b), the stockholder must have given (i) timely and proper notice thereof in writing to the Secretary of the Corporation (the “Proposal Notice”) and (ii) provided any updates or supplements to the Proposal Notice at the times and in the forms required by this paragraph (b). To be timely, a Proposal Notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. Notwithstanding the foregoing, in connection with any annual meeting of stockholders to be held after January 1, 2025, to be timely, a Proposal Notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Corporation fewer than ninety (90) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Proposal Notice as described above. For purposes of these Bylaws, “Notice Deadline” shall mean the last date for a stockholder to deliver a Proposal Notice or a Nominating Notice (as defined below) in accordance with the provisions of this paragraph (b). To be in proper written form, a Proposal Notice shall set forth: (i) the name and address, as they appear on the Corporation’s books, of the stockholder proposing to bring business before the Corporation’s annual meeting of stockholders (each, a “Proponent”) and any Stockholder Associated Person; (ii) (A) the class or series and number of shares of capital stock of the Corporation which are owned, directly or indirectly, beneficially (within the meaning of Rule 13d-3 under the Exchange Act) and/or of record, by such

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Proponent or any Stockholder Associated Person, provided that such Proponent or Stockholder Associated Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation’s equity securities as to which such Proponent or Stockholder Associated Person has a right to acquire beneficial ownership at any time in the future, whether such right is exercisable immediately, only after the passage of time or only upon the satisfaction of certain conditions precedent, (B) any derivative positions held or beneficially held by the Proponent and any Stockholder Associated Person and whether and a description in reasonable detail of the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other proxy, agreement, arrangement or understanding has been made or relationship exists, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or provide a right to vote or increase or decrease the voting power of, such Proponent or any Stockholder Associated Person with respect to the Corporation’s securities, and (C) a representation that the Proponent is a beneficial owner of stock of the Corporation entitled to vote at such meeting and intends to be Present in Person at the meeting to propose such business; (iii) as to each matter the Proponent proposes to bring before the meeting, (A) a reasonably detailed description of the business desired to be brought before the meeting, (B) the text of the proposed business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the Articles of Incorporation or any policy of the Corporation, the text of the proposed amendment), and (C) a reasonably detailed description of the reasons for conducting such business at the meeting; (iv) a reasonably detailed description of any interest, direct or indirect, monetary or non-monetary, of the Proponent or any Stockholder Associated Person in the proposed business described in the Proposal Notice, including any anticipated benefit therefrom to be received by the Proponent or any Stockholder Associated Person; (v) a description in reasonable detail of any pending, or to the knowledge of the Proponent or any Stockholder Associated Person, threatened legal proceeding in which any Proponent or Stockholder Associated Person is a party or participant involving the Corporation or any officer, director, affiliate, associate, or employee of the Corporation; (vi) a description in reasonable detail of any relationship (including any direct or indirect interest in any agreement, arrangement or understanding, whether written or oral and whether formal or informal) between the Proponent or any Stockholder Associated Person and the Corporation or any director, officer, affiliate, associate, or employee of the Corporation (naming such director, officer, affiliate, associate, or employee) or with any competitor of the Corporation or any affiliate or associate of such competitor; (vii) a description in reasonable detail of any contacts and discussions between the Proponent or any Stockholder Associated Person and any officer, director, or employee of the Corporation (naming such officer, director, or employee and listing the dates and describing the nature of such contacts and discussions); (viii) a reasonably detailed description of any relationship, agreement, arrangement or understanding, written or oral, direct or indirect, with respect to the business proposed to be brought before the annual meeting by the Proponent, between or among any Proponent or any Stockholder Associated Person and any other person or entity (naming each such person or entity), including without limitation any agreements, arrangements and understandings that would be required to be disclosed pursuant to Item 5 or Item 6 of Schedule 13D if a Schedule 13D relating to the Corporation was filed with the Securities and Exchange Commission (“SEC”) by such Proponent or Stockholder Associated Person pursuant to the Exchange Act (regardless of whether the requirement to file a Schedule 13D is applicable to such Proponent or Stockholder Associated Person); (ix) a description in reasonable detail of any direct or indirect interest of the Proponent or any Stockholder Associated Person that is or may reasonably be considered to be competitive or in conflict with the Corporation, or any affiliate or associate of the Corporation (naming such affiliate or associate); (x) a description of, including the class, series and number of, shares of any competitor of the Corporation directly or indirectly beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) and/or held of record by such Proponent or any Stockholder Associated Person (including any shares of any class or series of any such competitor of the Corporation as to which such Proponent or any Stockholder Associated Person has a right to acquire beneficial ownership in any time in the future, whether such right is exercisable immediately, only after the passage of time or only upon the satisfaction of certain conditions precedent);

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(xi) a description in reasonable detail of any plans or proposals of the Proponent or any Stockholder Associated Person relating to the Corporation that would be required to be disclosed by such Proponent or Stockholder Associated Person pursuant to Item 4 of Schedule 13D if a Schedule 13D relating to the Corporation was filed with the SEC by such Proponent or Stockholder Associated Person pursuant to the Exchange Act (regardless of whether the requirement to file a Schedule 13D with the SEC is applicable to such Proponent or Stockholder Associated Person) together with a description of any agreements, arrangements or understandings (whether written or oral and whether formal or informal) that relate to such plans or proposals and naming all the parties to any such agreements, arrangements or understandings; (xii) all other information relating to (A) the proposed business described in the Proposal Notice, (B) the Proponent, or (C) any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be filed with the SEC in connection with a contested solicitation of proxies in which the Proponent or any Stockholder Associated Persons are participants in a solicitation subject to Section 14 of the Exchange Act; and (xiii) a representation whether the Proponent or any Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding shares required to approve or adopt the proposed business or otherwise to solicit proxies from stockholders in support of such proposed business.

(i) A Proponent shall update and supplement its Proposal Notice as necessary, from time to time, so that the information provided or required to be provided in such Proposal Notice pursuant to this paragraph (b) shall be true, correct and complete in all respects not only prior to the Notice Deadline but also at all times thereafter and prior to the meeting, and such update and supplement shall be received by the Secretary of the Corporation not later than the earlier of (A) five (5) business days following the occurrence of any event, development or occurrence that would cause the information provided in the Proposal Notice to be not true, correct and complete in all respects, or (B) ten (10) business days prior to the publicly disclosed date of the meeting at which such proposed business contained therein are to be considered; provided, however, that should any such event, development or occurrence take place within ten (10) business days prior to such meeting, such update and supplement shall be received by the Secretary of the Corporation not later than one (1) business day following any such event, development or occurrence. For the avoidance of doubt, the updates required pursuant to this paragraph (b) do not cause a Proposal Notice that was not true, correct and complete in all respects and in compliance with this paragraph (b) when first delivered to the Corporation prior to the Notice Deadline to thereafter be in proper form in accordance with this paragraph (b).

(ii) Upon written request by the Secretary of the Corporation, the Board or any duly authorized committee thereof, any Proponent who has submitted a Proposal Notice to the Corporation shall provide, within five (5) business days of delivery of such request (or such other period as may be specified in such request), written verification, in a form and manner, including, if requested, an executed and notarized affidavit, satisfactory in the reasonable discretion of the Board or any duly authorized committee thereof to demonstrate the accuracy of any information submitted by such Proponent in the Proposal Notice delivered pursuant to this paragraph (b). If a Proponent fails to provide such written verification within such period and in the form requested, the information as to which written verification was requested shall be deemed not to have been provided in accordance with this paragraph (b).

(iii) Notwithstanding anything in these Bylaws to the contrary, no business (other than the election of directors, which shall be governed by Section 5, paragraph (c) of these Bylaws) shall be conducted at any annual stockholders’ meeting except in accordance with the requirements set forth in this paragraph (b). The chairman of the meeting shall, if the facts warrant, determine, in consultation with counsel (who may be the Corporation’s internal counsel), and declare to the meeting that business was not properly brought before the meeting in accordance with the requirements set forth in these Bylaws, and if he or she should so determine, he or she shall so declare to the meeting and any such proposed business not properly brought before the meeting shall not be transacted.

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(iv) Notwithstanding the foregoing provisions of this paragraph (b), the disclosures required by this paragraph (b) shall not include any disclosures with respect to the ordinary course of business activities of any broker, dealer, commercial bank, or trust company who is deemed a Proponent or Stockholder Associated Person solely as a result of being the stockholder directed to prepare and submit a Proposal Notice required by these Bylaws on behalf of a beneficial owner of the shares held of record by such broker, dealer, commercial bank, or trust company and who is not otherwise affiliated or associated with such beneficial owner.

(v) Notwithstanding the foregoing provisions of this paragraph (b), a Proponent shall also comply with any and all applicable requirements of the Exchange Act, the SEC, the Nevada Revised Statutes and other applicable law with respect to the matters set forth in this paragraph (b), any solicitation of proxies contemplated by the Proponent in connection with its submission of a Proposal Notice to the Corporation, and any filings made with the SEC in connection therewith.

(vi) Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to, and subject to the limitations and requirements of, Rule 14a-8 under the Exchange Act and the SEC’s and the SEC Staff’s interpretations, guidance and no-action letter determinations relating thereto.

(vii) For a Proposal Notice to comply with the requirements of this paragraph (b), each of the requirements of this paragraph (b) shall be directly and expressly responded to and a Proposal Notice must clearly indicate and expressly reference which provisions of this paragraph (b) the information disclosed is intended to be responsive to. Any global cross-references shall be disregarded and information disclosed in the Proposal Notice in response to any provision of this paragraph (b) shall not be deemed responsive to any other provision hereof unless it is expressly cross-referenced to such other provision and it is clearly apparent how such information is responsive to such other provision.

(viii) For a Proposal Notice to comply with the requirements of this paragraph (b), it must set forth in writing directly within the body of the Proposal Notice, rather than being incorporated by reference from any pre-existing document or writing, including, but not limited to, any documents publicly filed with the SEC, all the information required to be included therein as set forth in this paragraph (b), and each of the requirements of this paragraph (b) shall be directly responded to in a manner that makes it clearly apparent how the information provided is specifically responsive to any requirements of this paragraph (b).

(ix) A Proponent submitting the Proposal Notice, by its delivery to the Corporation, represents and warrants that all information contained therein, as of the Notice Deadline, is true, accurate and complete in all respects, contains no false or misleading statements and such Proponent acknowledges that it intends for the Corporation and the Board to rely on such information as (i) being true, accurate and complete in all respects and (ii) not containing any false or misleading statements. If the information submitted pursuant to this paragraph (b) by such Proponent shall not be true, correct and complete in all respects prior to the Notice Deadline, such information shall be deemed not to have been provided in accordance with this paragraph (b).

(x) Notwithstanding the foregoing provisions of this paragraph (b), unless otherwise required by applicable law, if the Proponent is not Present in Person at the annual meeting of stockholders to present the proposed business, such proposed business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. In addition, business proposed

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to be brought before an annual meeting by a Proponent may not be brought before an annual meeting if such Proponent takes action contrary to the representations made in the Proposal Notice applicable to such business or if (i) when submitted to the Corporation prior to the Notice Deadline, the Proposal Notice applicable to such business contained an untrue statement of a fact or omitted to state a fact necessary to make the statements therein not misleading, or (ii) after being submitted to the Corporation, the Proposal Notice applicable to such business was not updated or supplemented by the Proponent in accordance with these Bylaws to cause the information provided in the Proposal Notice to be true, correct and complete in all respects.

(xi) A Proponent submitting a Proposal Notice pursuant to this paragraph (b), by its delivery to the Corporation, acknowledges that it understands that nothing contained therein shall be considered confidential or proprietary information and that neither the Corporation, the Board, nor any agents or representatives thereof shall be restricted, in any manner, from publicly disclosing or using any of the information contained in a Proposal Notice.

(xii) Nothing in this paragraph (b) shall be deemed to give any stockholder the right to have any proposal included in any proxy statement prepared by the Corporation, and, to the extent any such right exists under the Exchange Act or other applicable law or governmental regulation, such right shall be limited to the right expressly provided under such applicable law or governmental regulation. Notwithstanding any notice of the meeting or proxy statement sent to stockholders on behalf of the Corporation, a stockholder must separately comply with this paragraph (b) to propose business at any annual meeting. If a stockholder’s proposed business is the same or relates to business brought by the Corporation and included in the Corporation’s meeting notice, proxy statement or any supplement thereto, such stockholder is nevertheless still required to comply with this paragraph (b) and deliver its own separate and timely Proposal Notice to the Secretary of the Corporation that complies in all respects with the requirements of this paragraph (b).

(c) Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders only (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation (a “Nominating Stockholder”) Present in Person at the Meeting who (A) is a stockholder of record of the Corporation’s capital stock at the time of giving the notice provided for in this paragraph (c), (B) is a stockholder of record of the Corporation’s capital stock as of the record date for the determination of stockholders entitled to notice of and to vote at the meeting in question, (C) is a stockholder of record of shares of the Corporation’s capital stock at the time of the meeting, (D) is entitled to vote at the meeting, and (E) complies with the notice procedures set forth in this paragraph (c) in all applicable respects. The foregoing clause (ii) shall be the exclusive means for a stockholder to propose any nomination of a person or persons for election to the Board at a stockholders’ meeting. Without qualification, for a stockholder to propose a nomination of a person or persons for election to the Board at a stockholders’ meeting, the stockholder must (A) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation containing the information with respect to such stockholder and its proposed candidates for nomination for election to the Board as required to be set forth by this paragraph (c) (collectively, the “Nominating Notice”), and (B) provide any updates or supplements to such Nominating Notice at the times and in the forms required by this paragraph (c). To be timely, a Nominating Notice must be delivered to the Secretary of the Corporation within the time periods specified by paragraph (b) of this Section 5 for timely delivery of a Proposal Notice and must be delivered no later than the Notice Deadline. To be in proper written form, a Nominating Notice shall set forth: (A) the name and address, as they appear on the Corporation’s books, of the Nominating Stockholder and any Stockholder Associated Person; (B) all information as to the Nominating Stockholder, each person whom the Nominating Stockholder proposes to nominate for election or re-election as a director (each, a “Stockholder Nominee”), and each Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be filed by the

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Nominating Stockholder with the SEC in connection with a contested solicitation of proxies for the election of directors pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to being named in the proxy statement of the Nominating Stockholder as a nominee of the Nominating Stockholder and to serving as a director of the Corporation if elected; (C) (i) the class or series and number of shares of capital stock of the Corporation which are owned, directly or indirectly, beneficially (within the meaning of Rule 13d-3 under the Exchange Act) and/or of record, by the Nominating Stockholder or any Stockholder Associated Person, provided that such Nominating Stockholder or Stockholder Associated Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation’s equity securities as to which such Nominating Stockholder or Stockholder Associated Person has a right to acquire beneficial ownership at any time in the future, whether such right is exercisable immediately, only after the passage of time or only upon the satisfaction of certain conditions precedent, (ii) any derivative positions held or beneficially held by such Nominating Stockholder or any Stockholder Associated Person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other proxy, agreement, arrangement or understanding has been made or relationship exists, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or provide a right to vote or increase or decrease the voting power of, such Nominating Stockholder or any Stockholder Associated Person with respect to the Corporation’s securities, and (iii) a representation that such Nominating Stockholder is a stockholder of record of stock of the Corporation entitled to vote at such meeting and intends to be Present in Person at the meeting to propose such nomination; (D) a reasonably detailed description of any agreement, arrangement or understanding, written or oral, or any direct or indirect relationship the Nominating Stockholder or any Stockholder Associated Person may have with any Stockholder Nominee, including but not limited to, those pursuant to which the nomination is proposed to be made, or with any other person or persons (naming such person or persons) with respect to such nomination (E) a description in reasonable detail of any relationship (including any direct or indirect interest in any agreement, arrangement or understanding, whether written or oral and whether formal or informal) between the Nominating Stockholder or any Stockholder Associated Person and the Corporation or any director, officer, or other employee of the Corporation (naming such director, officer, or other employee); (F) a description in reasonable detail of any contacts and discussions between the Nominating Stockholder or any Stockholder Associated Person and any officer, director, or employee of the Corporation (naming such officer, director, or employee and listing the dates and describing the nature of such contacts and discussions); (G) a description in reasonable detail of any interest, direct or indirect, monetary or non-monetary, of the Nominating Stockholder or any Stockholder Associated Person in having any Stockholder Nominee elected to the Board, including any anticipated benefit therefrom to be received by the Nominating Stockholder or any Stockholder Associated Person; (H) a description in reasonable detail of any pending, or to the knowledge of the Nominating Stockholder or any Stockholder Associated Person, threatened legal proceeding in which any Nominating Stockholder or Stockholder Associated Person is a party or participant involving the Corporation or any officer, director, affiliate, associate, or employee of the Corporation; (I) as to each Stockholder Nominee, (1) all information that would be required to be set forth in a Nominating Notice pursuant to this paragraph (c) if such Stockholder Nominee was a Nominating Stockholder; (2) a list of all other publicly-traded companies, whether or not currently publicly-traded or currently in existence, where such Stockholder Nominee had been proposed as a candidate for election to a board of directors by the Nominating Stockholder; (3) a description in reasonable detail of any and all agreements, arrangements and/or understandings (whether written or oral and formal or informal) between such Stockholder Nominee and any person or entity (naming such person or entity) in connection with such Stockholder Nominee’s service or action as a proposed candidate and, if elected, as a member of the Board; (4) to the extent that such Stockholder Nominee has been convicted of any past criminal offenses involving a felony, fraud, dishonesty or a breach of trust or duty, a description in reasonable detail of such offense and all legal proceedings relating thereto; (5) to the extent that such Stockholder Nominee has been determined by any governmental authority or self-regulatory organization to have violated any federal or state securities or commodities

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laws, including but not limited to, the Securities Act of 1933, as amended, the Exchange Act or the Commodity Exchange Act, a description in reasonable detail of such violation and all legal proceedings relating thereto; (6) to the extent that such Stockholder Nominee has ever been suspended or barred by any governmental authority or self-regulatory organization from engaging in any profession or participating in any industry, or has otherwise been subject to a disciplinary action by a governmental authority or self-regulatory organization that provides oversight over the Stockholder Nominee’s current or past profession or an industry that the Stockholder Nominee has participated in, a description in reasonable detail of such action and the reasons therefor; (7) a description in reasonable detail of any and all litigation, whether or not judicially resolved, settled or dismissed, relating to the Stockholder Nominee’s past or current service on the board of directors (or similar governing body) of any corporation, limited liability company, partnership, trust or any other entity where a legal complaint filed in any state or federal court located within the United States alleges that the Stockholder Nominee committed any act constituting (i) a breach of fiduciary duties, (ii) misconduct, (iii) fraud, (iv) breaches of confidentiality obligations, and/or (v) a breach of the entity’s code of conduct applicable to directors; (8) the amount of any equity securities beneficially owned by such Stockholder Nominee in any company that is a direct competitor of the Corporation or its operating subsidiaries if such beneficial ownership by such nominee, when aggregated with that of all other Stockholder Nominees, the Nominating Stockholder and all Stockholder Associated Persons, is five percent (5%) or more of the class of equity securities of such company, (9) the Stockholder Nominee’s written representation and agreement in the form required by the Corporation (which form the Nominating Stockholder shall request in writing from the Secretary and which the Secretary shall provide to such Nominating Stockholder within ten (10) days after receiving such request) that (i) such Stockholder Nominee is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Stockholder Nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such Stockholder Nominee’s ability to comply, if elected as a director of the Corporation, with such Stockholder Nominee’s fiduciary duties under applicable law, (ii) such Stockholder Nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Corporation, (iii) such Stockholder Nominee will, if elected as a director, comply with applicable law, the rules of any securities exchanges upon which the Corporation’s securities are listed, all applicable publicly disclosed corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation, and any other of the Corporation’s policies and guidelines applicable to directors (which will be provided to such Stockholder Nominee within five (5) business days after the Secretary receives any written request therefor from such Stockholder Nominee), and applicable fiduciary duties under state law; (iv) such Stockholder Nominee intends to serve as a director for the full term for which such Stockholder Nominee is standing for election; (J) a reasonably detailed description of any agreement, arrangement or understanding, written or oral, or any direct or indirect relationship, with respect to the nomination proposed to be brought before the meeting by the Nominating Stockholder, between or among any Nominating Stockholder or any Stockholder Associated Person and any other person or entity (naming each such person or entity), including without limitation any agreements, arrangements and understandings that would be required to be disclosed pursuant to Item 5 or Item 6 of Schedule 13D if a Schedule 13D relating to the Corporation was filed with the SEC by such Nominating Stockholder or Stockholder Associated Person pursuant to the Exchange Act (regardless of whether the requirement to file a Schedule 13D is applicable to such Nominating Stockholder or Stockholder Associated Person); (K) a description in reasonable detail of any plans or proposals of the Nominating Stockholder, any Stockholder Associated Person or any Stockholder Nominee relating to the Corporation that would be required to be disclosed by such Nominating Stockholder, Stockholder Associated Person or Stockholder Nominee pursuant to Item 4 of Schedule 13D if a Schedule 13D relating to the Corporation was filed with

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the SEC by such Nominating Stockholder, Stockholder Associated Person or Stockholder Nominee pursuant to the Exchange Act (regardless of whether the requirement to file a Schedule 13D with the SEC is applicable to such Nominating Stockholder, Stockholder Associated Person or Stockholder Nominee) together with a description of any agreements, arrangements or understandings (whether written or oral and whether formal or informal) that relate to such plans or proposals and naming all the parties to any such agreements, arrangements or understandings; (L) a description in reasonable detail of all direct and indirect compensation, reimbursement, indemnification, benefits and other agreements, arrangements and understandings (written or oral and formal or informal and whether monetary or non-monetary) during the past three years, and any other relationships, between or among a Nominating Stockholder, a Stockholder Associated Person, if any, and a Stockholder Nominee, including all information that would be required to be disclosed pursuant to Items 403 and 404 promulgated under Regulation S-K (or any such successor rule) if such Nominating Stockholder or Stockholder Associated Person was the “registrant” for purposes of such Items and the Stockholder Nominee was a director or executive of such registrant; (M) a representation that the Nominating Stockholder and/or the Stockholder Associated Person, if any, intends or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least 67% percent of the voting power of the Corporation’s outstanding capital stock entitled to vote in the election of directors to solicit proxies from stockholders in support of such nomination; (N) a fully completed Director’s Questionnaire on the form supplied by the Corporation within thirty (30) calendar days following written request from the Nominating Stockholder, executed by the Stockholder Nominee; (O) all other information required under Rule 14a-19 under the Exchange Act; and (P) such other information as the Corporation may require, including by completion of supplemental questionnaires, to determine, among other things, the eligibility of the Stockholder Nominee to serve as a director of the Corporation or whether such Stockholder Nominee would be independent under applicable SEC and stock exchange rules and the Corporation’s publicly disclosed corporate governance guidelines.

(i) A Nominating Stockholder shall further update and supplement its Nominating Notice to provide evidence that the Nominating Stockholder has solicited proxies from holders of at least 67% of the voting power of the Corporation’s outstanding capital stock entitled to vote in the election of directors, and such update and supplement be delivered to, or mailed to and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the stockholder files a definitive proxy statement in connection with the annual meeting or special meeting, as applicable.

(ii) A Nominating Stockholder shall update and supplement its Nominating Notice as necessary, from time to time, so that the information provided or required to be provided in such notice pursuant to this paragraph (c) shall be true, correct and complete in all respects not only prior to the Notice Deadline but also at all times thereafter and prior to the meeting, and such update and supplement shall be received by the Secretary of the Corporation not later than the earlier of (A) five (5) business days following the occurrence of any event, development or occurrence that would cause the information provided in the Nominating Notice to be not true, correct and complete in all respects, or (B) ten (10) business days prior to the publicly disclosed date of the meeting at which such nominations contained therein are to be considered; provided, however, that should any such event, development or occurrence take place within ten (10) business days prior to such meeting, such update and supplement shall be received by the Secretary of the Corporation not later than one (1) business day following any such event, development or occurrence. For the avoidance of doubt, the updates required pursuant to this paragraph (c) do not cause a Nominating Notice that was not true, correct and complete in all respects and in compliance with this paragraph (c) when first delivered to the Corporation prior to the Notice Deadline to thereafter be in proper form in accordance with this paragraph (c).

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(iii) Upon written request by the Secretary of the Corporation, the Board or any duly authorized committee thereof, any Nominating Stockholder who has submitted a Nominating Notice to the Corporation shall provide, within five (5) business days of delivery of such request (or such other period as may be specified in such request), written verification, in a form and manner, including, if requested, an executed and notarized affidavit, satisfactory in the reasonable discretion of the Board or any duly authorized committee thereof to demonstrate the accuracy of any information submitted by such stockholder in the Nominating Notice delivered pursuant to this paragraph (c). If a Nominating Stockholder fails to provide such written verification within such period and in the form requested, the information as to which written verification was requested shall be deemed not to have been provided in accordance with this paragraph (c).

(iv) Any Stockholder Nominee shall, as required by the Board or a committee thereof, sit for an interview with one or more directors or their representatives, which interview may, in the discretion of the Board or any such committee thereof be conducted by means of remote communication, and such proposed nominee shall make himself or herself available for any such interview within ten (10) days following the date of any request therefor from the Board or any committee thereof. Refusal by a Stockholder Nominee to participate in such interview will render the nomination ineffective for failure to satisfy the requirements of these Bylaws. The Stockholder Nominee shall, as required by the Board or any committee thereof, consent to and cooperate with a background screening conducted by a background screening company selected by the Board or any such committee thereof with experience in conducting background screenings of public company directors. Refusal by a Stockholder Nominee to cooperate with such a background screening will render the nomination ineffective for failure to satisfy the requirements of these Bylaws.

(v) No person shall be eligible to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine, in consultation with counsel (who may be the Corporation’s internal counsel), and declare to the meeting that the proposed nomination was not made in accordance with the requirements set forth in these Bylaws, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

(vi) Notwithstanding the foregoing provisions of this paragraph (c), the disclosures required by this paragraph (c) shall not include any disclosures with respect to the ordinary course of business activities of any broker, dealer, commercial bank, or trust company who is deemed a Nominating Stockholder or Stockholder Associated Person solely as a result of being the stockholder directed to prepare and submit a Nominating Notice required by these Bylaws on behalf of a beneficial owner of the shares held of record by such broker, dealer, commercial bank, or trust company and who is not otherwise affiliated or associated with such beneficial owner.

(vii) Notwithstanding the foregoing provisions of this paragraph (c), a Nominating Stockholder shall also comply with any and all applicable requirements of the Exchange Act, including, but not limited to, the requirements of Regulation 14A, including Rule 14a-19, the SEC, the Nevada Revised Statutes and other applicable law with respect to the matters set forth in this paragraph (c), any solicitation of proxies contemplated by the Nominating Stockholder in connection with its submission of a Nominating Notice to the Corporation, and any filings made with the SEC in connection therewith. If any proposed nomination was not made in compliance with this paragraph (c) or the solicitation in support of a Stockholder Nominee was not conducted in compliance with Rule 14a-19 under the Exchange Act then, except as otherwise provided by law, the chairman of the meeting shall have the power and duty to declare that such Stockholder Nomination shall be disregarded.

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(viii) For a Nominating Notice to comply with the requirements of this paragraph (c), each of the requirements of this paragraph (c) shall be directly and expressly responded to and a Nominating Notice must clearly indicate and expressly reference which provisions of this paragraph (c) the information disclosed is intended to be responsive to. Any global cross-references shall be disregarded and information disclosed in the Nominating Notice in response to any provision of this paragraph (c) shall not be deemed responsive to any other provision hereof unless it is expressly cross-referenced to such other provision and it is clearly apparent how such information is responsive to such other provision.

(ix) For a Nominating Notice to comply with the requirements of this paragraph (c), it must set forth in writing directly within the body of the Nominating Notice, rather than being incorporated by reference from any pre-existing document or writing, including, but not limited to, any documents publicly filed with the SEC, all the information required to be included therein as set forth in this paragraph (c), and each of the requirements of this paragraph (c) shall be directly responded to in a manner that makes it clearly apparent how the information provided is specifically responsive to any requirements of this paragraph (c).

(x) A Nominating Stockholder submitting the Nominating Notice, by its delivery to the Corporation, represents and warrants that all information contained therein, as of the Notice Deadline, is true, accurate and complete in all respects, contains no false or misleading statements and such Nominating Stockholder acknowledges that it intends for the Corporation and the Board to rely on such information as (i) being true, accurate and complete in all respects and (ii) not containing any false or misleading statements. If the information submitted pursuant to this paragraph (c) by such Nominating Stockholder shall not be true, correct and complete in all respects prior to the Notice Deadline, such information shall be deemed not to have been provided in accordance with this paragraph (c).

(xi) If either the Nominating Stockholder or Stockholder Nominee is determined to have any direct or indirect interest that is or may reasonably be considered to be competitive or in conflict with the Corporation, or any affiliate or associate of the Corporation (a “Conflict”), such determination made in the reasonable discretion of at least a majority of the then serving directors, to the fullest extent permitted by law, no Stockholder Nominee nominated by such Nominating Stockholder in the case where such Nominating Stockholder is so determined to have a Conflict, or any such Stockholder Nominee in the case where only the Stockholder Nominee is so determined to have a Conflict, shall be qualified to serve as a director or be eligible to be nominated to serve as a director.

(xii) Notwithstanding the foregoing provisions of this paragraph (c), unless otherwise required by applicable law, if the Nominating Stockholder is not Present in Person at the stockholders’ meeting to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. In addition, nominations proposed to be brought before a stockholders’ meeting by a Nominating Stockholder may not be brought before a meeting if such Nominating Stockholder takes action contrary to the representations made in the Nominating Notice applicable to such nominations or if (i) when submitted to the Corporation prior to the Notice Deadline, the Nominating Notice applicable to such nominations contained an untrue statement of a fact or omitted to state a fact necessary to make the statements therein not misleading, or (ii) after being submitted to the Corporation, the Nominating Notice applicable to such nominations was not updated or supplemented by the Nominating Stockholder in accordance with these Bylaws to cause the information provided in the Nominating Notice to be true, correct and complete in all respects.

(xiii) A Nominating Stockholder submitting a Nominating Notice pursuant to this paragraph (c), by its delivery to the Corporation, acknowledges that it understands that nothing contained therein shall be considered confidential or proprietary information and that neither the Corporation, the Board, nor any agents or representatives thereof shall be restricted, in any manner, from publicly disclosing or using any of the information contained in a Nominating Notice.

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(xiv) Notwithstanding any notice of the meeting, proxy statement or supplement thereto sent to stockholders on behalf of the Corporation, a stockholder must separately comply with this paragraph (c) to propose any nominations at any stockholders’ meeting, including delivering its own separate and timely Nominating Notice to the Secretary of the Corporation that complies in all respects with the requirements of this paragraph (c).

(xv) The number of Stockholder Nominees a Nominating Stockholder may nominate for election at a meeting of stockholders may not exceed the number of directors to be elected at such meeting.

(d) Certain Definitions.

(i) A person shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or towards a common goal relating to the leadership, management, governance, board composition, strategic direction, value enhancement plans, or control of the Corporation in parallel with, such other person where (A) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (B) at least two additional factors suggest that such persons knowingly intend to act in concert or in parallel towards a common goal relating to the management, governance or control of the Corporation, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of (a) the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a proxy or consent solicitation statement filed with the SEC on Schedule 14A or (b) the fact that two or more unaffiliated persons collectively act to petition (or have an agreement, arrangement or understanding to collectively act to petition) a court pursuant to and in accordance with Nevada Revised Statutes Section 78.345 to order the Corporation to hold an election of directors. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person.

(ii) “Close of business” shall mean 5:00 p.m., local time, at the principal executive offices of the Corporation on any calendar day, whether or not such day is a business day.

(iii) “Control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

(iv) “Present in Person” shall mean that the Proponent or the Nominating Stockholder, as the case may be, or, if such person is not an individual, a qualified representative of such person, appear in person at such stockholders’ meeting.

(v) “Public Announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act.

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(vi) A “qualified representative” of any stockholder means a person who is a duly authorized officer, manager or partner of such stockholder (including, as applicable, a Proponent or a Nominating Stockholder) or has been authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy with respect to the specific matter to be considered at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction (to the reasonable satisfaction of the chairman of the meeting) of the writing or electronic transmission, at the meeting of stockholders prior to the taking of action by such person on behalf of the stockholder.

(vii) “Stockholder Associated Person” means with respect to any Proponent or Nominating Stockholder, (i) any other beneficial owner of stock of the Corporation owned of record or beneficially by such Proponent or Nominating Stockholder, (ii) any Affiliate or Associate (within the meaning of Rule 12b-2 under the Exchange Act) of such Proponent or Nominating Stockholder or beneficial owner, (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Proponent or Nominating Stockholder in any solicitation contemplated by the Proposal Notice or the Nominating Notice, (iv) each person who may be deemed to be a member of a “group” (as such term is used in Rule 13d-5 under the Exchange Act) with any such Proponent or Nominating Stockholder or beneficial owner (or their respective Affiliates and Associates) relating to the equity securities of the Corporation, regardless of whether such person is disclosed as a member of a “group” in a Schedule 13D or an amendment thereto filed with the SEC relating to the Corporation, and (v) any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, is under common control with, or is Acting in Concert with such Proponent or Nominating Stockholder or beneficial owner or a Stockholder Associated Person of such Proponent or Nominating Stockholder or beneficial owner.

Section 6. Special Meetings. Special meetings of the stockholders of the Corporation may only be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), and shall be held at such place, on such date, and at such time as the Board of Directors, shall determine.

Section 7. Notice of Meetings. Except as otherwise provided by law or the Articles of Incorporation, written notice of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any stockholder by their attendance thereat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holder or holders of not less than fifty percent (50%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by law, the Articles of

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Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the Corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Nevada law. An agent so appointed need not be a stockholder. No proxy shall be voted after six (6) months from its date of creation unless the proxy provides for a longer period, which may not exceed seven (7) years from the date of its creation. Any person or entity who attempts to vote the shares of a stockholder pursuant to a proxy that states that it is irrevocable must, at the time such person or entity submits a proxy to vote such shares, deliver to the Secretary of the Corporation (i) documentary evidence or other proof demonstrating that such proxy is coupled with an interest sufficient in law to support an irrevocable power within the meaning of Nevada Revised Statutes Section 78.355 and (ii) a representation that such proxy will continue to be coupled with such an interest at the time such shares are voted at the meeting. If (x) any such person or entity fails to provide such documentary evidence or other proof or to make the representation required by this Section 10 in the manner specified herein, or (y) the Board determines in good faith that the evidence or other proof so furnished is insufficient to demonstrate that such person or entity has an interest sufficient in law to support an irrevocable power, the Corporation shall not be required to recognize such person or entity as the holder of an irrevocable proxy.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, their act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; and (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally.

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Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 13. Action Without Meeting.

(a) No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, or by the written consent of the stockholders in accordance with Chapter 78 of the Nevada Revised Statutes.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request that the Board fix a record date. The Board shall promptly, but in all events within ten (10) calendar days after the date on which such written notice is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board pursuant to the first sentence of this Section 13(b)). If no record date has been fixed by the Board pursuant to the first sentence of this Section 13(b) or otherwise within ten (10) calendar days after the date on which such written notice is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by applicable law, shall be the first date after the expiration of such ten (10) day time period on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Nevada, its principal place of business, or to any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the Board pursuant to the first sentence of this Section 13(b), the record date for determining stockholders entitled to consent to corporate action in writing without a meeting if prior action by the Board is required by applicable law shall be at the close of business on the date on which the Board adopts the resolution taking such prior action.

(c) In the event of the delivery, in the manner provided by this Section 13 and applicable law, to the Corporation of written consent or consents to take corporate action and/or any related revocation or revocations, the Corporation shall engage independent inspectors of elections for the purpose of performing promptly a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent and without a meeting shall be effective until such inspectors have completed their review, determined that the requisite number of valid and unrevoked consents delivered to the Corporation in accordance with this Section 13 and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders. Nothing contained in this Section 13(c) shall in any way be construed to suggest or imply that the Board or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

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Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in their absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) To the maximum extent permitted by law, the Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on attendance at and participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit and, as a condition to recognizing any such participant, requiring such participant to provide the chairman of the meeting with evidence of their name and affiliation, whether they are a stockholder or a proxy for a stockholder, and the class and series and number of shares of each class and series of capital stock of the Corporation which are owned beneficially and/or or record by such stockholder, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

(c) Stockholders may participate in a meeting of the stockholders by means of a telephone conference or similar method of communication by which all individuals participating in the meet can hear each other. Participation in a meeting pursuant to this section constitutes presence in person at the meeting.

ARTICLE IV

DIRECTORS

Section 15. Number, Tenure and Qualification.

(a) The authorized number of directors of the Corporation shall be not less than one (1) nor more than twelve (12) as fixed from time to time by resolution of the Board of Directors; provided that no decrease in the number of directors shall shorten the term of any incumbent directors.

(b) Each director who is elected as provided in this Section 15 shall serve until his or her successor is duly elected and qualified.

(c) Directors shall be elected at each annual meeting of the stockholders. In an uncontested election of Directors at any meeting of the stockholders, provided a quorum is present, a nominee for Director shall be elected to the Board of Directors if the votes validly cast for such nominee’s election exceed the votes validly cast against such nominee’s election in such election (with “absentions” and “broker nonvotes” not counted as a vote cast either for or against such nominee’s election). In a contested election of Directors at any meeting of stockholders, provided a quorum is present, each Director will be

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elected by a plurality vote of the votes validly cast at such election. An election of Directors will be considered “contested” if, as of the record date for the applicable meeting of stockholders, there are more nominees for election than positions on the Board of Directors to be filled by election at such meeting. All other elections of Directors will be considered “uncontested.” If Directors are to be so elected by a plurality of the votes validly cast, stockholders shall not be permitted to vote against a nominee.

(d) Directors need not be stockholders unless so required by the Articles of Incorporation. Each director must be a natural person at least 18 years of age. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The powers of the Corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation.

Section 17. Vacancies. Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholder vote, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 18. Resignation. Any director may resign at any time by delivering their written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until their successor shall have been duly elected and qualified.

Section 19. Removal. Subject to the Articles of Incorporation, any director may be removed by the affirmative vote of the holders of a majority of the outstanding shares of the Corporation then entitled to vote, with or without cause. The Board of Directors of the corporation, by majority vote, may declare vacant the office of a director who has been convicted of a felony or who has been declared incompetent by an order of a court of competent jurisdiction.

Section 20. Meetings.

(a) Annual Meetings. The annual meeting of the Board of Directors shall be held immediately after the annual meeting of stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

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(b) Regular Meetings. Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the Corporation required to be maintained pursuant to Section 2 hereof. Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may also be held at any place within or without the State of Nevada which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) Special Meetings. Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Nevada whenever called by the Chairman of the Board, the Chief Executive Officer or any two of the directors.

(d) Telephone Meetings. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) Notice of Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be delivered: (i) orally (in person or by telephone) or in writing through personal delivery or electronic transmission (by a form consented to by the recipient), in either case at least twenty-four (24) hours before the date and time of the meeting; or (ii) through registered or certified mail (postage prepaid), return receipt requested, at least three (3) days before the date of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting of the Board of Directors. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 21. Quorum and Voting.

(a) Unless the Articles of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 42 hereof, for which a quorum shall be one-third of the exact number of directors fixed from time to time in accordance with the Articles of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Articles of Incorporation provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Articles of Incorporation or these Bylaws.

Section 22. Action Without Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

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Section 23. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 24. Committees.

(a) Executive Committee. The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the bylaws of the Corporation.

(b) Other Committees. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member’s term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of their death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

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(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 24 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 25. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or if the Chief Executive Officer is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in their absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 26. Election. The Board of Directors shall elect and appoint a Chief Executive Officer, a President, a Secretary and a Treasurer at its annual meeting or at such other time or times as the Board of Directors shall determine. The Board of Directors may from time to time, by resolution, elect or appoint such other officers and agents as it may deem advisable and shall have such powers and duties and be paid such compensation as may be directed by the Board of Directors. Any individual may hold two or more offices. The election or appointment of an officer shall not of itself create contract rights.

Section 27. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no Chief Executive Officer, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the Corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 27.

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(c) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The Chief Executive Officer shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The Chief Executive Officer shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of President. The President, subject to the supervision and control of the Board of Directors, any duly authorized committee thereof, and the Chief Executive Officer, shall in general actively supervise and control the business and affairs of the Corporation and, in the Chief Executive Officer’s absence, at the request of the Board of Directors, the President shall perform all of the duties of the Chief Executive Officer and, in so performing, shall have all the powers of, and be subject to all restrictions upon, the Chief Executive Officer. The President shall perform such other duties and have such other powers which are delegated and assigned to him or her by the Board of Directors, the Chief Executive Officer, these Bylaws or as may be provided by law.

(e) Duties of Senor Vice Presidents. The Senior Vice Presidents shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Senior Vice Presidents or may otherwise specify the order of seniority of the Senior Vice Presidents. Unless otherwise specified, Senior Vice Presidents are senior to Vice Presidents. The duties and powers of the President shall descend to the Senior Vice Presidents in such specified order of seniority. A Senior Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by resolution of the Board of Directors or by these bylaws to some other officer or agent of the Corporation or shall be required by applicable law otherwise to be signed or executed.

(f) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer or the President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer or the President shall designate from time to time.

(g) Duties of Treasurer. The Treasurer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors, the Chief Executive Officer or the President. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Treasurer shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer or the President shall designate from time to time.

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Section 28. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 29. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 30. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY

THE CORPORATION

Section 31. Execution of Corporate Instrument. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, and by the Secretary or the Treasurer. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 32. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

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ARTICLE VII

SHARES OF STOCK

Section 33. Form and Execution of Certificates.

(a) Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by officers or agents designated by the Board of Directors for the purpose, certifying the number of shares of stock owned by him, her or it in the Corporation; provided, however, that the Board of Directors may authorize the issuance of uncertificated shares of some or all of any or all classes or series of the Corporation’s stock. Any such issuance of uncertificated shares shall have no effect on existing certificates for shares until such certificates are surrendered to the Corporation, or on the respective rights and obligations of the stockholders. Whenever such certificate is countersigned or otherwise authenticated by a transfer agent or a transfer clerk and by a registrar (other than the Corporation), then a facsimile of the signatures of any corporate officers or agents, the transfer agent, transfer clerk or the registrar of the Corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. In the event that any officer or officers who have signed, or whose facsimile signatures have been used on any certificate or certificates for stock cease to be an officer or officers because of death, resignation or other reason, before the certificate or certificates for stock have been delivered by the Corporation, the certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed the certificate or certificates, or whose facsimile signature or signatures have been used thereon, had not ceased to be an officer or officers of the Corporation. The Board of Directors may designate the Corporation’s transfer agent as an agent of the Corporation with authority to sign the certificate in the name of the Corporation certifying the number of shares of stock owned by a holder of the Corporation’s stock.

(b) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written statement certifying the number of shares owned by him, her or it in the Corporation and, to the extent required by law, at least annually thereafter, the Corporation shall provide to such stockholders of record holding uncertificated shares, a written statement confirming the information contained in such written statement previously sent. Except as otherwise expressly provided by law, the rights and obligations of the stockholders shall be identical whether or not their shares of stock are represented by certificates.

(c) Each certificate representing shares shall state the following upon the face thereof: the name of the state of the Corporation’s organization; the name of the person to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; the par value of each share, if any, represented by such certificate or a statement that the shares are without par value. Certificates of stock shall be in such form consistent with law as shall be prescribed by the Board of Directors. No certificate shall be issued until the shares represented thereby are fully paid. In addition to the above, all certificates evidencing shares of the Corporation’s stock or other securities issued by the Corporation shall contain such legend or legends as may from time to time be required by the Nevada Revised Statutes and/or such other federal, state or local laws or regulations then in effect.

Section 34. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen or destroyed certificate or certificates, or their legal representative, to advertise the same in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

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Section 35. Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Nevada Revised Statutes.

Section 36. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is filed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) Notwithstanding anything in this Section 36 to the contrary, a record date for determining stockholders entitled to take action by written consent shall be fixed in accordance with Section 13 of these Bylaws.

Section 37. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

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ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 38. Execution of Other Securities. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 33), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE IX

DIVIDENDS

Section 39. Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 40. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 41. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board Directors.

ARTICLE XI

INDEMNIFICATION

Section 42. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors Officers. The Corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada Revised Statutes provided that the Corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Nevada Revised Statutes or (iv) such indemnification is required to be made under subsection (d).

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(b) Employees and Other Agents. The Corporation shall have power to indemnify its employees and other agents as set forth in the Nevada Revised Statutes.

(c) Expense. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said mounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an officer of the Corporation (except by reason of the fact that such officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or officer. Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting their claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standard of conduct that make it permissible under the Nevada Revised Statutes for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed in the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that their conduct was lawful. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Nevada Revised Statutes, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the Corporation.

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(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Nevada Revised Statutes.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the Nevada Revised Statutes, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) Amendments. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “Corporation” shall include, in addition to the resulting Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

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(iv) References to a “director,” “executive officer,” “officer,” “employee” or “agent” of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Bylaw.

ARTICLE XII

NOTICES

Section 43. Notices.

(a) Notice to Stockholders. Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to their last known post office address as shown by the stock record of the Corporation or its transfer agent.

(b) Notice to Directors. Any notice required to be given to any director may be given by any method stated in Section 20(e). Notice sent through registered or certified mail, return receipt requested, shall be sent to such address as the director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director. Notice may be delivered by electronic transmission if: (i) consented to by the recipient, and (ii) the electronic transmission contains or is accompanied by information from which the recipient can determine the date of the transmission (such as, for example, electronic mail or facsimile). Any consent to receive notice by electronic transmission may be revoked by the person who consented by written or electronic notice to the person to whom the consent was delivered. Any such consent is deemed revoked if: (i) the person is unable to receive two consecutive electronic transmissions given by the Corporation in accordance with such consent; and (ii) such inability becomes known to the Secretary of the Corporation or other person responsible for the giving of notice. The inadvertent failure to treat any such inability as a revocation does not invalidate any meeting or other action.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or an agent of the Corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Time Notices Deemed Given. Notice shall be deemed effective: (i) if personally delivered, when given directly to the recipient or when left at the residence or usual place of business of the recipient; (ii) if sent by registered or certified mail, return receipt requested, the date shown on the return receipt signed by or on behalf of the addressee; (iii) if given by electronic transmission, when (A) it enters an information processing system that the recipient has designated or uses for the purpose of receiving electronic transmissions of the type sent, and (B) it is in a form ordinarily capable of being processed by that system. Consistent with the foregoing and by way of example, notice by electronic transmission shall be deemed effective: (i) if given by facsimile, when directed to a number at which the recipient has

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consented to receive notice; and (ii) if given by electronic mail, when directed to an electronic mail address at which the recipient has consented to receive notice. An electronic transmission shall be deemed received under this Section 43(d) even if no natural person is aware of its receipt. In the absence of fraud, an affidavit of the Secretary of the Corporation that the notice has been given by a form of electronic transmission is prima facie evidence of the facts stated in the affidavit.

(e) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) Failure to Receive Notice. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such stockholder or such director to receive such notice.

(g) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Nevada Revised Statutes, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) Notice to Person with Undeliverable Address. Whenever notice is required to be given, under any provision of law or the Articles of Incorporation or Bylaws of the Corporation, to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at their address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth their then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Nevada Revised Statutes, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

(i) Electronic Transmission. For purposes of these Bylaws, ‘electronic transmission’ means any form or process of communication not directly involving the physical transfer of paper or another tangible medium which: (i) is suitable for the retention, retrieval and reproduction of information by the recipient; and (ii) is retrievable and reproducible in paper form by the recipient through an automated process used in conventional commercial practice. The term ‘electronic transmission’ shall include, without limitation, facsimile and electronic mail.

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ARTICLE XIII

AMENDMENTS

Section 44. Amendments. The Board of Directors shall have the power to adopt, amend or repeal the Bylaws.

ARTICLE XIV

INAPPLICABILITY OF NEVADA REVISED STATUTES SECTIONS 78.378 TO 78.3793,

INCLUSIVE

Section 45. Inapplicability of Nevada Revised Statutes Sections 78.378 to 78.3793, Inclusive. The provisions of Nevada Revised Statutes Sections 78.378 to 78.3793, inclusive, shall not apply to the Corporation or to the acquisition of a controlling interest by existing or future stockholders.

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Exhibit 3.2

BYLAWS (AS AMENDED)

OF

TURTLE BEACH CORPORATION

(A NEVADA CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of Turtle Beach Corporation (the “Corporation”) in the State of Nevada shall be in such location as the directors determine in the State of Nevada.

Section 2. Other Offices. The Corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Corporation’s Board of Directors (the “Board”), and may also have offices at such other places, both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The corporate seal shall consist of a die bearing the name of the Corporation and the inscription, “Corporate Seal-Nevada.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the Corporation shall be held at such place, either within or without the State of Nevada, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the Corporation required to be maintained pursuant to Section 2 hereof.

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting in accordance with these Bylaws, the Corporation’s Articles of Incorporation (the “Articles of Incorporation”), the Nevada Revised Statutes, and other applicable law. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors; (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors; or (C) otherwise properly brought before the meeting by a stockholder Present in Person at the meeting who (i) is a ~~beneficial owner~~stockholder of record of shares of the Corporation’s capital stock at the time of giving the notice provided for in this paragraph (b), (ii) is a ~~beneficial owner~~stockholder of record of shares of the Corporation’s capital stock as of the record date for the determination of stockholders entitled to notice of and to vote at the meeting in question, (iii) is a ~~beneficial owner~~stockholder of record of shares of the Corporation’s capital stock at the time of the meeting, (iv) is entitled to vote at the meeting, and (v) complies with the requirements set forth in this paragraph (b) in all applicable respects. Except with respect to proposed nominations of persons for election to the Board, which must be made in compliance with the provisions of Section 5, paragraph (c) of these Bylaws and except for stockholder proposals submitted for inclusion in the Corporation’s proxy statement pursuant to, and in compliance with, Rule 14a-8 (and the interpretations thereunder) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and which proposals are not excludable under Rule 14a-8 of the Exchange Act, whether pursuant to a no-action letter from the Staff of the Securities and Exchange Commission’s Division of Corporation Finance or a determination of a federal court of competent jurisdiction, and which are included in the notice of meeting given by or at the direction of the Board and the Corporation’s proxy statement pursuant to Rule 14a-8 of the Exchange Act, the foregoing clause (C) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of stockholders. In addition to the other requirements set forth in this paragraph (b), for any proposal of business to be considered at an annual meeting of stockholders, it (i) must be a proper subject for action by stockholders of the Corporation under these Bylaws, the Articles of Incorporation, the Nevada Revised Statutes and other applicable law, and (ii) must not relate to a matter that is expressly reserved for action by the Board under these Bylaws, the Articles of Incorporation, the Nevada Revised Statutes or other applicable law. For business to be properly brought before an annual meeting by a stockholder pursuant to this paragraph (b), the stockholder must have given (i) timely and proper notice thereof in writing to the Secretary of the Corporation (the “Proposal Notice”) and (ii) provided any updates or supplements to the Proposal Notice at the times and in the forms required by this paragraph (b). To be timely, a Proposal Notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. Notwithstanding the foregoing, in connection with any annual meeting of stock-holders to be held after January 1, 2025, to be timely, a Proposal Notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date con-templated at the time of the previous year’s proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Corporation fewer than ninety (90) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Proposal Notice as described above. For purposes of these Bylaws, “Notice Deadline” shall mean the last date for a stockholder to deliver a Proposal Notice or a Nominating Notice (as defined below) in accordance with the provisions of this paragraph (b). To be in proper written form, a Proposal Notice shall set forth: (i) the name and address, as they appear on the Corporation’s books, of the stockholder proposing to bring business before the Corporation’s annual meeting of stockholders (each, a “Proponent”) and any Stockholder Associated Person; (ii) (A) the class or series and number of shares of capital stock of the Corporation which are owned, directly or indirectly, beneficially (within the meaning of Rule 13d-3 under the Exchange Act) and/or of record, by such Proponent or any Stockholder Associated Person, provided that such Proponent or Stockholder Associated Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation’s equity securities as to which such Proponent or Stockholder Associated Person has a right to acquire beneficial ownership at any time in the future, whether such right is exercisable immediately, only after the passage of time or only upon the satisfaction of certain conditions precedent, (B) any derivative positions held or beneficially held by the Proponent and any Stockholder Associated Person and whether and a description in reasonable detail of the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other proxy, agreement, arrangement or understanding has been made or relationship exists, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or provide a right to vote or increase or decrease the voting power of, such Proponent or any Stockholder Associated Person with respect to the Corporation’s securities, and (C) a representation that the Proponent is a beneficial owner of stock of the Corporation entitled to vote at such meeting and intends to be Present in Person at the meeting to propose such business; (iii) as to each matter the Proponent proposes to bring before the meeting, (A) a reasonably detailed description of the business desired to be brought before the meeting, (B) the text of the proposed business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the Articles of Incorporation or any policy of the Corporation, the text of the proposed amendment), and (C) a reasonably detailed description of the reasons for conducting such business at the meeting; (iv) a reasonably detailed description of any interest, direct or indirect, monetary or non-monetary, of the Proponent or any Stockholder Associated Person in the proposed business described in the Proposal Notice, including any anticipated benefit therefrom to be received by the Proponent or any Stockholder Associated Person; (v) a description in reasonable detail of any pending, or to the knowledge of the Proponent or any Stockholder Associated Person, threatened legal proceeding in which any Proponent or Stockholder Associated Person is a party or participant involving the Corporation or any officer, director, affiliate, associate, or employee of the Corporation; (vi) a description in reasonable detail of any relationship (including any direct or indirect interest in any agreement, arrangement or understanding, whether written or oral and whether formal or informal) between the Proponent or any Stockholder Associated Person and the Corporation or any director, officer, affiliate, associate, or employee of the Corporation (naming such director, officer, affiliate, associate, or employee) or with any principal competitor of the Corporation or any affiliate or associate of such competitor; (vii) a description in reasonable detail of any contacts and discussions between the Proponent or any Stockholder Associated Person and any officer, director, or employee of the Corporation (naming such officer, director, or employee and listing the dates and describing the nature of such contacts and discussions); (viii) a reasonably detailed description of any relationship, agreement, arrangement or understanding, written or oral, direct or indirect, with respect to the business proposed to be brought before the annual meeting by the Proponent, between or among any Proponent or any Stockholder Associated Person and any other person or entity (naming each such person or entity), including without limitation any agreements, arrangements and understandings that would be required to be disclosed pursuant to Item 5 or Item 6 of Schedule 13D if a Schedule 13D relating to the Corporation was filed with the Securities and Exchange Commission (“SEC”) by such Proponent or Stockholder Associated Person pursuant to the Exchange Act (regardless of whether the requirement to file a Schedule 13D is applicable to such Proponent or Stockholder Associated Person); (ix) a description in reasonable detail of any direct or indirect interest of the Proponent or any Stockholder Associated Person that is or may reasonably be considered to be competitive or in conflict with the Corporation, or any affiliate or associate of the Corporation (naming such affiliate or associate); (x) a description of, including the class, series and number of, shares of any principal competitor of the Corporation directly or indirectly beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) and/or held of record by such Proponent or any Stockholder Associated Person (including any shares of any class or series of any such principal competitor of the Corporation as to which such Proponent or any Stockholder Associated Person has a right to acquire beneficial ownership in any time in the future, whether such right is exercisable immediately, only after the passage of time or only upon the satisfaction of certain conditions precedent; (xi) a description in reasonable detail of any plans or proposals of the Proponent or any Stockholder Associated Person relating to the Corporation that would be required to be disclosed by such Proponent or Stockholder Associated Person pursuant to Item 4 of Schedule 13D if a Schedule 13D relating to the Corporation was filed with the SEC by such Proponent or Stockholder Associated Person pursuant to the Exchange Act (regardless of whether the requirement to file a Schedule 13D with the SEC is applicable to such Proponent or Stockholder Associated Person) together with a description of any agreements, arrangements or understandings (whether written or oral and whether formal or informal) that relate to such plans or proposals and naming all the parties to any such agreements, arrangements or understandings; (~~x~~xii) all other information relating to (A) the proposed business described in the Proposal Notice, (B) the Proponent, or (C) any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be filed with the SEC in connection with a contested solicitation of proxies in which the Proponent or any Stockholder Associated Persons are participants in a solicitation subject to Section 14 of the Exchange Act; and (~~xi~~xiii) a representation whether the Proponent or any Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding shares required to approve or adopt the proposed business or otherwise to solicit proxies from stockholders in support of such proposed business.

(i) A Proponent shall update and supplement its Proposal Notice as necessary, from time to time, so that the information provided or required to be provided in such Proposal Notice pursuant to this paragraph (b) shall be true, correct and complete in all respects not only prior to the Notice Deadline but also at all times thereafter and prior to the meeting, and such update and supplement shall be received by the Secretary of the Corporation not later than the earlier of (A) five (5) business days following the occurrence of any event, development or occurrence that would cause the information provided in the Proposal Notice to be not true, correct and complete in all respects, or (B) ten (10) business days prior to the publicly disclosed date of the meeting at which such proposed business contained therein are to be considered; provided, however, that should any such event, development or occurrence take place within ten (10) business days prior to such meeting, such update and supplement shall be received by the Secretary of the Corporation not later than one (1) business day following any such event, development or occurrence. For the avoidance of doubt, the updates required pursuant to this paragraph (b) do not cause a Proposal Notice that was not true, correct and complete in all respects and in compliance with this paragraph (b) when first delivered to the Corporation prior to the Notice Deadline to thereafter be in proper form in accordance with this paragraph (b).

(ii) Upon written request by the Secretary of the Corporation, the Board or any duly authorized committee thereof, any Proponent who has submitted a Proposal Notice to the Corporation shall provide, within five (5) business days of delivery of such request (or such other period as may be specified in such request), written verification, in a form and manner, including, if requested, an executed and notarized affidavit, satisfactory in the reasonable discretion of the Board or any duly authorized committee thereof to demonstrate the accuracy of any information submitted by such Proponent in the Proposal Notice delivered pursuant to this paragraph (b). If a Proponent fails to provide such written verification within such period and in the form requested, the information as to which written verification was requested shall be deemed not to have been provided in accordance with this paragraph (b).

(iii) Notwithstanding anything in these Bylaws to the contrary, no business (other than the election of directors, which shall be governed by Section 5, paragraph (c) of these Bylaws) shall be conducted at any annual stockholders’ meeting except in accordance with the requirements set forth in this paragraph (b). The chairman of the meeting shall, if the facts warrant, determine, in consultation with counsel (who may be the Corporation’s internal counsel), and declare to the meeting that business was not properly brought before the meeting in accordance with the requirements set forth in these Bylaws, and if he or she should so determine, he or she shall so declare to the meeting and any such proposed business not properly brought before the meeting shall not be transacted.

(iv) Notwithstanding the foregoing provisions of this paragraph (b), the disclosures required by this paragraph (b) shall not include any disclosures with respect to the ordinary course of business activities of any broker, dealer, commercial bank, or trust company who is deemed a Proponent or Stockholder Associated Person solely as a result of being the stockholder directed to prepare and submit a Proposal Notice required by these Bylaws on behalf of a beneficial owner of the shares held of record by such broker, dealer, commercial bank, or trust company and who is not otherwise affiliated or associated with such beneficial owner.

(v) Notwithstanding the foregoing provisions of this paragraph (b), a Proponent shall also comply with any and all applicable requirements of the Exchange Act, the SEC, the Nevada Revised Statutes and other applicable law with respect to the matters set forth in this paragraph (b), any solicitation of proxies contemplated by the Proponent in connection with its submission of a Proposal Notice to the Corporation, and any filings made with the SEC in connection therewith.

(vi) Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to, and subject to the limitations and requirements of, Rule 14a-8 under the Exchange Act and the SEC’s and the SEC Staff’s interpretations, guidance and no-action letter determinations relating thereto.

(vii) For a Proposal Notice to comply with the requirements of this paragraph (b), each of the requirements of this paragraph (b) shall be directly and expressly responded to and a Proposal Notice must clearly indicate and expressly reference which provisions of this paragraph (b) the information disclosed is intended to be responsive to. Any global cross-references shall be disregarded and information disclosed in the Proposal Notice in response to any provision of this paragraph (b) shall not be deemed responsive to any other provision hereof unless it is expressly cross-referenced to such other provision and it is clearly apparent how such information is responsive to such other provision.

(viii) For a Proposal Notice to comply with the requirements of this paragraph (b), it must set forth in writing directly within the body of the Proposal Notice, rather than being incorporated by reference from any pre-existing document or writing, including, but not limited to, any documents publicly filed with the SEC, all the information required to be included therein as set forth in this paragraph (b), and each of the requirements of this paragraph (b) shall be directly responded to in a manner that makes it clearly apparent how the information provided is specifically responsive to any requirements of this paragraph (b).

(ix) A Proponent submitting the Proposal Notice, by its delivery to the Corporation, represents and warrants that all information contained therein, as of the Notice Deadline, is true, accurate and complete in all respects, contains no false or misleading statements and such Proponent acknowledges that it intends for the Corporation and the Board to rely on such information as (i) being true, accurate and complete in all respects and (ii) not containing any false or misleading statements. If the information submitted pursuant to this paragraph (b) by such Proponent shall not be true, correct and complete in all respects prior to the Notice Deadline, such information shall be deemed not to have been provided in accordance with this paragraph (b).

(x) Notwithstanding the foregoing provisions of this paragraph (b), unless otherwise required by applicable law, if the Proponent is not Present in Person at the annual meeting of stockholders to present the proposed business, such proposed business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. In addition, business proposed to be brought before an annual meeting by a Proponent may not be brought before an annual meeting if such Proponent takes action contrary to the representations made in the Proposal Notice applicable to such business or if (i) when submitted to the Corporation prior to the Notice Deadline, the Proposal Notice applicable to such business contained an untrue statement of a fact or omitted to state a fact necessary to make the statements therein not misleading, or (ii) after being submitted to the Corporation, the Proposal Notice applicable to such business was not updated or supplemented by the Proponent in accordance with these Bylaws to cause the information provided in the Proposal Notice to be true, correct and complete in all respects.

(xi) A Proponent submitting a Proposal Notice pursuant to this paragraph (b), by its delivery to the Corporation, acknowledges that it understands that nothing contained therein shall be considered confidential or proprietary information and that neither the Corporation, the Board, nor any agents or representatives thereof shall be restricted, in any manner, from publicly disclosing or using any of the information contained in a Proposal Notice.

(xii) Nothing in this paragraph (b) shall be deemed to give any stockholder the right to have any proposal included in any proxy statement prepared by the Corporation, and, to the extent any such right exists under the Exchange Act or other applicable law or governmental regulation, such right shall be limited to the right expressly provided under such applicable law or governmental regulation. Notwithstanding any notice of the meeting or proxy statement sent to stockholders on behalf of the Corporation, a stockholder must separately comply with this paragraph (b) to propose business at any annual meeting. If a stockholder’s proposed business is the same or relates to business brought by the Corporation and included in the Corporation’s meeting notice, proxy statement or any supplement thereto, such stockholder is nevertheless still required to comply with this paragraph (b) and deliver its own separate and timely Proposal Notice to the Secretary of the Corporation that complies in all respects with the requirements of this paragraph (b).

(c) Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders only (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation (a “Nominating Stockholder”) Present in Person at the Meeting who (A) is a ~~beneficial owner of shares~~stockholder of record of the Corporation’s capital stock at the time of giving the notice provided for in this paragraph (c), (B) is a ~~beneficial owner of shares~~stockholder of record of the Corporation’s capital stock as of the record date for the determination of stockholders entitled to notice of and to vote at the meeting in question, (C) is a ~~beneficial owner~~stockholder of record of shares of the Corporation’s capital stock at the time of the meeting, (D) is entitled to vote at the meeting, and (E) complies with the notice procedures set forth in this paragraph (c) in all applicable respects. The foregoing clause (ii) shall be the exclusive means for a stockholder to propose any nomination of a person or persons for election to the Board at a stockholders’ meeting. Without qualification, for a stockholder to propose a nomination of a person or persons for election to the Board at a stockholders’ meeting, the stockholder must (A) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation containing the information with respect to such stockholder and its proposed candidates for nomination for election to the Board as required to be set forth by this paragraph (c) (collectively, the “Nominating Notice”), and (B) provide any updates or supplements to such Nominating Notice at the times and in the forms required by this paragraph (c). To be timely, a Nominating Notice must be delivered to the Secretary of the Corporation within the time periods specified by paragraph (b) of this Section 5 for timely delivery of a Proposal Notice and must be delivered no later than the Notice Deadline. To be in proper written form, a Nominating Notice shall set forth: (A) the name and address, as they appear on the Corporation’s books, of the Nominating Stockholder and any Stockholder Associated Person; (B) all information as to the Nominating Stockholder, each person whom the Nominating Stockholder proposes to nominate for election or re-election as a director (each, a “Stockholder

Nominee”), and each Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be filed by the Nominating Stockholder with the SEC in connection with a contested solicitation of proxies for the election of directors pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to being named in the proxy statement of the Nominating Stockholder as a nominee of the Nominating Stockholder and to serving as a director of the Corporation if elected; (C) (i) the class or series and number of shares of capital stock of the Corporation which are owned, directly or indirectly, beneficially (within the meaning of Rule 13d-3 under the Exchange Act) and/or of record, by the Nominating Stockholder or any Stockholder Associated Person, provided that such Nominating Stockholder or Stockholder Associated Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation’s equity securities as to which such Nominating Stockholder or Stockholder Associated Person has a right to acquire beneficial ownership at any time in the future, whether such right is exercisable immediately, only after the passage of time or only upon the satisfaction of certain conditions precedent, (ii) any derivative positions held or beneficially held by such Nominating Stockholder or any Stockholder Associated Person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other proxy, agreement, arrangement or understanding has been made or relationship exists, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or provide a right to vote or increase or decrease the voting power of, such Nominating Stockholder or any Stockholder Associated Person with respect to the Corporation’s securities, and (iii) a representation that such Nominating Stockholder is a ~~beneficial owner~~stockholder of record of stock of the Corporation entitled to vote at such meeting and intends to be Present in Person at the meeting to propose such nomination; (D) a reasonably detailed description of any agreement, arrangement or understanding, written or oral, or any direct or indirect relationship the Nominating Stockholder or any Stockholder Associated Person may have with any Stockholder Nominee, including but not limited to, those pursuant to which the nomination is proposed to be made, or with any other person or persons (naming such person or persons) with respect to such nomination (E) a description in reasonable detail of any relationship (including any direct or indirect interest in any agreement, arrangement or understanding, whether written or oral and whether formal or informal) between the Nominating Stockholder or any Stockholder Associated Person and the Corporation or any director, officer, or other employee of the Corporation (naming such director, officer, or other employee); (F) a description in reasonable detail of any contacts and discussions between the Nominating Stockholder or any Stockholder Associated Person and any officer, director, or employee of the Corporation (naming such officer, director, or employee and listing the dates and describing the nature of such contacts and discussions); (G) a description in reasonable detail of any interest, direct or indirect, monetary or non-monetary, of the Nominating Stockholder or any Stockholder Associated Person in having any Stockholder Nominee elected to the Board, including any anticipated benefit therefrom to be received by the Nominating Stockholder or any Stockholder Associated Person; (H) a description in reasonable detail of any pending, or to the knowledge of the Nominating Stockholder or any Stockholder Associated Person, threatened legal proceeding in which any Nominating Stockholder or Stockholder Associated Person is a party or participant involving the Corporation or any officer, director, affiliate, associate, or employee of the Corporation; (I) as to each Stockholder Nominee, (1) all information that would be required to be set forth in a Nominating Notice pursuant to this paragraph (c) if such Stockholder Nominee was a Nominating Stockholder; (2) a list of all other publicly-traded companies, whether or not currently publicly-traded or currently in existence, where such Stockholder Nominee had been proposed as a candidate for election to a board of directors by the Nominating Stockholder; (3) a description in reasonable detail of any and all agreements, arrangements and/or understandings (whether written or oral and formal or informal) between such Stockholder Nominee and any person or entity (naming such person or entity) in connection with such Stockholder Nominee’s service or action as a proposed candidate and, if elected, as a member of the Board; (4) to the extent that such Stockholder Nominee has been convicted of any past criminal offenses involving a felony, fraud, dishonesty or a breach of trust or duty, a description in reasonable detail of such offense and all legal proceedings relating thereto; (5) to the extent that such Stockholder Nominee has been determined by any governmental authority or self-regulatory organization to have violated any federal or state securities or commodities laws, including but not limited to, the Securities Act of 1933, as amended, the Exchange Act or the Commodity Exchange Act, a description in reasonable detail of such violation and all legal proceedings relating thereto; (6) to the extent that such Stockholder Nominee has ever been suspended or barred by any governmental authority or self-regulatory organization from engaging in any profession or participating in any industry, or has otherwise been subject to a disciplinary action by a governmental authority or self-regulatory organization that provides oversight over the Stockholder Nominee’s current or past profession or an industry that the Stockholder Nominee has participated in, a description in reasonable detail of such action and the reasons therefor; (7) a description in reasonable detail of any and all litigation, whether or not judicially resolved, settled or dismissed, relating to the Stockholder Nominee’s past or current service on the board of directors (or similar governing body) of any corporation, limited liability company, partnership, trust or any other entity where a legal complaint filed in any state or federal court located within the United States alleges that the Stockholder Nominee committed any act constituting (i) a breach of fiduciary duties, (ii) misconduct, (iii) fraud, (iv) breaches of confidentiality obligations, and/or (v) a breach of the entity’s code of conduct applicable to directors; ~~and~~ (8) the amount of any equity securities beneficially owned by such Stockholder Nominee in any company that is a direct competitor of the Corporation or its operating subsidiaries if such beneficial ownership by such nominee, when aggregated with that of all other Stockholder Nominees, the Nominating Stockholder and all Stockholder Associated Persons, is five percent (5%) or more of the class of equity securities of such company, (9) the Stockholder Nomee’s written representation and agreement in the form required by the Corporation (which form the Nominating Stockholder shall request in writing from the Secretary and which the Secretary shall provide to such Nominating Stockholder within ten (10) days after receiving such request) that (i) such Stockholder Nominee is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Stockholder Nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such Stockholder Nominee’s ability to comply, if elected as a director of the Corporation, with such Stockholder Nominee’s fiduciary duties under applicable law, (ii) such Stockholder Nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Corporation, (iii) such Stockholder Nominee will, if elected as a director, comply with applicable law, the rules of any securities exchanges upon which the Corporation’s securities are listed, all applicable publicly disclosed corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation, and any other of the Corporation’s policies and guidelines applicable to directors (which will be provided to such Stockholder Nominee within five (5) business days after the Secretary receives any written request therefor from such Stockholder Nominee), and applicable fiduciary duties under state law; (iv) such Stockholder Nominee intends to serve as a director for the full term for which such Stockholder Nominee is standing for election; (J) a reasonably detailed description of any agreement, arrangement or understanding, written or oral, or any direct or indirect relationship, with respect to the nomination proposed to be brought before the meeting by the Nominating Stockholder, between or among any Nominating Stockholder or any Stockholder Associated Person and any other person or entity (naming each such person or entity), including without limitation any agreements, arrangements and understandings that would be required to be disclosed pursuant to Item 5 or Item 6 of Schedule 13D if a Schedule 13D relating to the Corporation was filed with the SEC by such Nominating Stockholder or Stockholder Associated Person pursuant to the Exchange Act (regardless of whether the requirement to file a Schedule 13D is applicable to such Nominating Stockholder or Stockholder Associated Person); (K) a description in reasonable detail of any plans or proposals of the Nominating Stockholder, any Stockholder Associated Person or any Stockholder Nominee relating to the Corporation that would be required to be disclosed by such Nominating Stockholder, Stockholder Associated Person or Stockholder

Nominee pursuant to Item 4 of Schedule 13D if a Schedule 13D relating to the Corporation was filed with the SEC by such Nominating Stockholder, Stockholder Associated Person or Stockholder Nominee pursuant to the Exchange Act (regardless of whether the requirement to file a Schedule 13D with the SEC is applicable to such Nominating Stockholder, Stockholder Associated Person or Stockholder Nominee) together with a description of any agreements, arrangements or understandings (whether written or oral and whether formal or informal) that relate to such plans or proposals and naming all the parties to any such agreements, arrangements or understandings; (L) a description in reasonable detail of all direct and indirect compensation, reimbursement, indemnification, benefits and other agreements, arrangements and understandings (written or oral and formal or informal and whether monetary or non-monetary) during the past three years, and any other relationships, between or among a Nominating Stockholder, a Stockholder Associated Person, if any, and a Stockholder Nominee, including all information that would be required to be disclosed pursuant to Items 403 and 404 promulgated under Regulation S-K (or any such successor rule) if such Nominating Stockholder or Stockholder Associated Person was the “registrant” for purposes of such Items and the Stockholder Nominee was a director or executive of such registrant; ~~and~~ (M) a representation ~~as to whether~~that the Nominating Stockholder and/or the Stockholder Associated Person, if any, intends or is part of a group ~~which~~that intends to deliver a proxy statement and/or form of proxy to holders of at least 67% percent of the ~~percentage~~voting power of the Corporation’s outstanding capital stock ~~required to elect the Stockholder Nominee or otherwise~~entitled to vote in the election of directors to solicit proxies from stockholders in support of such nomination~~.~~; (N) a fully completed Director’s Questionnaire on the form supplied by the Corporation within thirty (30) calendar days following written request from the Nominating Stockholder, executed by the Stockholder Nominee; (O) all other information required under Rule 14a-19 under the Exchange Act; and (P) such other information as the Corporation may require, including by completion of supplemental questionnaires, to determine, among other things, the eligibility of the Stockholder Nominee to serve as a director of the Corporation or whether such Stockholder Nominee would be independent under applicable SEC and stock exchange rules and the Corporation’s publicly disclosed corporate governance guidelines.

(i) A Nominating Stockholder shall further update and supplement its Nominating Notice to provide evidence that the Nominating Stockholder has solicited proxies from holders of at least 67% of the voting power of the Corporation’s outstanding capital stock entitled to vote in the election of directors, and such update and supplement be delivered to, or mailed to and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the stockholder files a definitive proxy statement in connection with the annual meeting or special meeting, as applicable.

(~~i~~ii) A Nominating Stockholder shall update and supplement its Nominating Notice as necessary, from time to time, so that the information provided or required to be provided in such notice pursuant to this paragraph (c) shall be true, correct and complete in all respects not only prior to the Notice Deadline but also at all times thereafter and prior to the meeting, and such update and supplement shall be received by the Secretary of the Corporation not later than the earlier of (A) five (5) business days following the occurrence of any event, development or occurrence that would cause the information provided in the Nominating Notice to be not true, correct and complete in all respects, or (B) ten (10) business days prior to the publicly disclosed date of the meeting at which such nominations contained therein are to be considered; provided, however, that should any such event, development or occurrence take place within ten (10) business days prior to such meeting, such update and supplement shall be received by the Secretary of the Corporation not later than one (1) business day following any such event, development or occurrence. For the avoidance of doubt, the updates required pursuant to this paragraph (c) do not cause a Nominating Notice that was not true, correct and complete in all respects and in compliance with this paragraph (c) when first delivered to the Corporation prior to the Notice Deadline to thereafter be in proper form in accordance with this paragraph (c).

(~~ii~~iii) Upon written request by the Secretary of the Corporation, the Board or any duly authorized committee thereof, any Nominating Stockholder who has submitted a Nominating Notice to the Corporation shall provide, within five (5) business days of delivery of such request (or such other period as may be specified in such request), written verification, in a form and manner, including, if requested, an executed and notarized affidavit, satisfactory in the reasonable discretion of the Board or any duly authorized committee thereof to demonstrate the accuracy of any information submitted by such stockholder in the Nominating Notice delivered pursuant to this paragraph (c). If a Nominating Stockholder fails to provide such written verification within such period and in the form requested, the information as to which written verification was requested shall be deemed not to have been provided in accordance with this paragraph (c).

(iv) Any Stockholder Nominee shall, as required by the Board or a committee thereof, sit for an interview with one or more directors or their representatives, which interview may, in the discretion of the Board or any such committee thereof be conducted by means of remote communication, and such proposed nominee shall make himself or herself available for any such interview within ten (10) days following the date of any request therefor from the Board or any committee thereof. Refusal by a Stockholder Nominee to participate in such interview will render the nomination ineffective for failure to satisfy the requirements of these Bylaws. The Stockholder Nominee shall, as required by the Board or any committee thereof, consent to and cooperate with a background screening conducted by a background screening company selected by the Board or any such committee thereof with experience in conducting background screenings of public company directors. Refusal by a Stockholder Nominee to cooperate with such a background screening will render the nomination ineffective for failure to satisfy the requirements of these Bylaws.

(~~iii~~v) No person shall be eligible to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine, in consultation with counsel (who may be the Corporation’s internal counsel), and declare to the meeting that the proposed nomination was not made in accordance with the requirements set forth in these Bylaws, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

(~~iv~~vi) Notwithstanding the foregoing provisions of this paragraph (c), the disclosures required by this paragraph (c) shall not include any disclosures with respect to the ordinary course of business activities of any broker, dealer, commercial bank, or trust company who is deemed a Nominating Stockholder or Stockholder Associated Person solely as a result of being the stockholder directed to prepare and submit a Nominating Notice required by these Bylaws on behalf of a beneficial owner of the shares held of record by such broker, dealer, commercial bank, or trust company and who is not otherwise affiliated or associated with such beneficial owner.

(~~v~~vii) Notwithstanding the foregoing provisions of this paragraph (c), a Nominating Stockholder shall also comply with any and all applicable requirements of the Exchange Act, including, but not limited to, the requirements of Regulation 14A, including Rule 14a-19, the SEC, the Nevada Revised Statutes and other applicable law with respect to the matters set forth in this paragraph (c), any solicitation of proxies contemplated by the Nominating Stockholder in connection with its submission of a Nominating Notice to the Corporation, and any filings made with the SEC in connection therewith. If any proposed nomination was not made in compliance with this paragraph (c) or the solicitation in support of a Stockholder Nominee was not conducted in compliance with Rule 14a-19 under the Exchange Act then, except as otherwise provided by law, the chairman of the meeting shall have the power and duty to declare that such Stockholder Nomination shall be disregarded.

(~~vi~~viii) For a Nominating Notice to comply with the requirements of this paragraph (c), each of the requirements of this paragraph (c) shall be directly and expressly responded to and a Nominating Notice must clearly indicate and expressly reference which provisions of this paragraph (c) the information disclosed is intended to be responsive to. Any global cross-references shall be disregarded and information disclosed in the Nominating Notice in response to any provision of this paragraph (c) shall not be deemed responsive to any other provision hereof unless it is expressly cross-referenced to such other provision and it is clearly apparent how such information is responsive to such other provision.

(~~vii~~ix) For a Nominating Notice to comply with the requirements of this paragraph (c), it must set forth in writing directly within the body of the Nominating Notice, rather than being incorporated by reference from any pre-existing document or writing, including, but not limited to, any documents publicly filed with the SEC, all the information required to be included therein as set forth in this paragraph (c), and each of the requirements of this paragraph (c) shall be directly responded to in a manner that makes it clearly apparent how the information provided is specifically responsive to any requirements of this paragraph (c).

(~~viii~~x) A Nominating Stockholder submitting the Nominating Notice, by its delivery to the Corporation, represents and warrants that all information contained therein, as of the Notice Deadline, is true, accurate and complete in all respects, contains no false or misleading statements and such Nominating Stockholder acknowledges that it intends for the Corporation and the Board to rely on such information as (i) being true, accurate and complete in all respects and (ii) not containing any false or misleading statements. If the information submitted pursuant to this paragraph (c) by such Nominating Stockholder shall not be true, correct and complete in all respects prior to the Notice Deadline, such information shall be deemed not to have been provided in accordance with this paragraph (c).

(x) If either the Nominating Stockholder or Stockholder Nominee is determined to have any direct or indirect interest that is or may reasonably be considered to be competitive or in conflict with the Corporation, or any affiliate or associate of the Corporation (a “Conflict”), such determination made in the reasonable discretion of at least a majority of the then serving directors, to the fullest extent permitted by law, Stockholder Nominee nominated by such Nominating Stockholder in the case where such Nominating Stockholder is so determined to have a Conflict, or any such Stockholder Nominee in the case where only the Stockholder Nominee is so determined to have a Conflict, shall be qualified to serve as a director or be eligible to be nominated to serve as a director.

(~~ix~~xii) Notwithstanding the foregoing provisions of this paragraph (c), unless otherwise required by applicable law, if the Nominating Stockholder is not Present in Person at the stockholders’ meeting to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. In addition, nominations proposed to be brought before a stockholders’ meeting by a Nominating Stockholder may not be brought before a meeting if such Nominating Stockholder takes action contrary to the representations made in the Nominating Notice applicable to such nominations or if (i) when submitted to the Corporation prior to the Notice Deadline, the Nominating Notice applicable to such nominations contained an untrue statement of a fact or omitted to state a fact necessary to make the statements therein not misleading, or (ii) after being submitted to the Corporation, the Nominating Notice applicable to such nominations was not updated or supplemented by the Nominating Stockholder in accordance with these Bylaws to cause the information provided in the Nominating Notice to be true, correct and complete in all respects.

(~~x~~xiii) A Nominating Stockholder submitting a Nominating Notice pursuant to this paragraph (c), by its delivery to the Corporation, acknowledges that it understands that nothing contained therein shall be considered confidential or proprietary information and that neither the Corporation, the Board, nor any agents or representatives thereof shall be restricted, in any manner, from publicly disclosing or using any of the information contained in a Nominating Notice.

(~~xi) Nothing in this paragraph (c) shall be deemed to give any stockholder the right to have any nominations included in any proxy statement prepared by the Corporation.~~xiv) Notwithstanding any notice of the meeting, proxy statement or supplement thereto sent to stockholders on behalf of the Corporation, a stockholder must separately comply with this paragraph (c) to propose any nominations at any stockholders’ meeting, including delivering its own separate and timely Nominating Notice to the Secretary of the Corporation that complies in all respects with the requirements of this paragraph (c).

(xv) The number of Stockholder Nominees a Nominating Stockholder may nominate for election at a meeting of stockholders may not exceed the number of directors to be elected at such meeting.

(xv) Any Proponent or Nominating Stockholder or any person or entity acting on behalf of a Proponent or Nominating Stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.

(d) Certain Definitions.

(i) A person shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or towards a common goal relating to the leadership, management, governance, board composition, strategic direction, value enhancement plans, or control of the Corporation in parallel with, such other person where (A) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (B) at least two additional factors suggest that such persons knowingly intend to act in concert or in parallel towards a common goal relating to the management, governance or control of the Corporation, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person ~~(a)~~ solely as a result of (a) the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a proxy or consent solicitation statement filed with the SEC on Schedule 14A or (b) ~~solely as a result of~~ the fact that two or more unaffiliated persons collectively act to petition (or have an agreement, arrangement or understanding to collectively act to petition) a court pursuant to and in accordance with Nevada Revised Statutes Section 78.345 to order the Corporation to hold an election of directors. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person.

(ii) “Close of business” shall mean 5:00 p.m., local time, at the principal executive offices of the Corporation on any calendar day, whether or not such day is a business day.

(iii) “Control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

(iv) “Present in Person” shall mean that the Proponent or the Nominating Stockholder, as the case may be, or, if such person is not an individual, a qualified representative of such person, appear in person at such stockholders’ meeting.

(v) “Public Announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(vi) A “qualified representative” of any stockholder means a person who is a duly authorized officer, manager or partner of such stockholder (including, as applicable, a Proponent or a Nominating Stockholder) or has been authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy with respect to the specific matter to be considered at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction (to the reasonable satisfaction of the chairman of the meeting) of the writing or electronic transmission, at the meeting of stockholders prior to the taking of action by such person on behalf of the stockholder.

(vii) “Stockholder Associated Person” means with respect to any Proponent or Nominating Stockholder, (i) any other beneficial owner of stock of the Corporation owned of record or beneficially by such Proponent or Nominating Stockholder, (ii) any Affiliate or Associate (within the meaning of Rule 12b-2 under the Exchange Act) of such Proponent or Nominating Stockholder or beneficial owner, (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Proponent or Nominating Stockholder in any solicitation contemplated by the Proposal Notice or the Nominating Notice, (iv) each person who may be deemed to be a member of a “group” (as such term is used in Rule 13d-5 under the Exchange Act) with any such Proponent or Nominating Stockholder or beneficial owner (or their respective Affiliates and Associates) relating to the equity securities of the Corporation, regardless of whether such person is disclosed as a member of a “group” in a Schedule 13D or an amendment thereto filed with the SEC relating to the Corporation, and (v) any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, is under common control with, or is Acting in Concert with such Proponent or Nominating Stockholder or beneficial owner or a Stockholder Associated Person of such Proponent or Nominating Stockholder or beneficial owner.

Section 6. Special Meetings.

~~(a)~~ Special meetings of the stockholders of the Corporation may only be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), and shall be held at such place, on such date, and at such time as the Board of Directors, shall determine.

~~(b) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the Corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.~~

Section 7. Notice of Meetings. Except as otherwise provided by law or the Articles of Incorporation, written notice of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any stockholder by ~~his~~ their attendance thereat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holder or holders of not less than fifty percent (50%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the Corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Nevada law. An agent so appointed need not be a stockholder. No proxy shall be voted after six (6)

months from its date of creation unless the proxy provides for a longer period, which may not exceed seven (7) years from the date of its creation. Any person or entity who attempts to vote the shares of a stockholder pursuant to a proxy that states that it is irrevocable must, at the time such person or entity submits a proxy to vote such shares, deliver to the Secretary of the Corporation (i) documentary evidence or other proof demonstrating that such proxy is coupled with an interest sufficient in law to support an irrevocable power within the meaning of Nevada Revised Statutes Section 78.355 and (ii) a representation that such proxy will continue to be coupled with such an interest at the time such shares are voted at the meeting. If (x) any such person or entity fails to provide such documentary evidence or other proof or to make the representation required by this Section 10 in the manner specified herein, or (y) the Board determines in good faith that the evidence or other proof so furnished is insufficient to demonstrate that such person or entity has an interest sufficient in law to support an irrevocable power, the Corporation shall not be required to recognize such person or entity as the holder of an irrevocable proxy.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, ~~his~~their act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; and (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 13. Action Without Meeting.

(a) No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, or by the written consent of the stockholders in accordance with Chapter 78 of the Nevada Revised Statutes.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request that the Board fix a record date. The Board shall promptly, but in all events within ten (10) calendar days after the date on which such written notice is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board pursuant to the first sentence of this Section 13(b)). If no record date has been fixed by the Board pursuant to the first sentence of this Section 13(b) or otherwise within ten (10) calendar days after the date on which such written notice is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by applicable law, shall be the first date after the expiration of such ten (10) day time period on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Nevada, its principal place of business, or to any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the Board pursuant to the first sentence of this Section 13(b), the record date for determining stockholders entitled to consent to corporate action in writing without a meeting if prior action by the Board is required by applicable law shall be at the close of business on the date on which the Board adopts the resolution taking such prior action.

(c) In the event of the delivery, in the manner provided by this Section 13 and applicable law, to the Corporation of written consent or consents to take corporate action and/or any related revocation or revocations, the Corporation shall engage independent inspectors of elections for the purpose of performing promptly a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent and without a meeting shall be effective until such inspectors have completed their review, determined that the requisite number of valid and unrevoked consents delivered to the Corporation in accordance with this Section 13 and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders. Nothing contained in this Section 13(c) shall in any way be construed to suggest or imply that the Board or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in ~~his~~their absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) ~~The~~To the maximum extent permitted by law, the Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on attendance at and participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit and, as a condition to recognizing any such participant, requiring such participant to provide the chairman of the meeting with evidence of his or her name and affiliation, whether he or she is a stockholder or a proxy for a stockholder, and the class and series and number of shares of each class and series of capital stock of the Corporation which are owned beneficially and/or or record by such stockholder, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

(c) Stockholders may participate in a meeting of the stockholders by means of a telephone conference or similar method of communication by which all individuals participating in the meet can hear each other. Participation in a meeting pursuant to this section constitutes presence in person at the meeting.

ARTICLE IV DIRECTORS

Section 15. Number, Tenure and Qualification.

(a) The authorized number of directors of the Corporation shall be not less than one (1) nor more than twelve (12) as fixed from time to time by resolution of the Board of Directors; provided that no decrease in the number of directors shall shorten the term of any incumbent directors.

(b) Each director who is elected as provided in this Section 15 shall serve until his or her successor is duly elected and qualified.

(c) Directors shall be elected at ~~the~~each annual meeting of the stockholders ~~of the Corporation by a plurality of votes. A separate vote for the election of directors shall be held at each meeting for each class of directors having~~ In an uncontested election of Directors at any meeting of the stockholders, provided a quorum is present, a nominee for Director shall be elected to the Board of Directors if the votes validly cast for such nominee’s election exceed the votes validly cast against such nominee’s election in such election (with “abstentions” and “broker nonvotes” not counted as a vote cast either for or against such nominee’s election). In a contested election of Directors at any meeting of stockholders, provided a quorum is present, each Director will be elected by a plurality vote of the votes validly cast at such election. An election of Directors will be considered “contested” if, as of the record date for the applicable meeting of stock-holders, there are more nominees for election than positions on the Board of Directors to be filled by election at such meeting. All other elections of Directors will be considered “uncontested.” If Directors are to be so elected by a plurality of the votes validly cast, stockholders shall not be permitted to vote against a nominee.

(d) Directors need not be stockholders unless so required by the Articles of Incorporation. Each director must be a natural person at least 18 years of age. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The powers of the Corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation.

Section 17. Vacancies. Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholder vote, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 18. Resignation. Any director may resign at any time by delivering ~~his~~their written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until ~~his~~their successor shall have been duly elected and qualified.

Section 19. Removal. Subject to the Articles of Incorporation, any director may be removed by the affirmative vote of the holders of a majority of the outstanding shares of the Corporation then entitled to vote, with or without cause. The Board of Directors of the corporation, by majority vote, may declare vacant the office of a director who has been convicted of a felony or who has been declared incompetent by an order of a court of competent jurisdiction.

Section 20. Meetings.

(a) Annual Meetings. The annual meeting of the Board of Directors shall be held immediately after the annual meeting of stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) Regular Meetings. Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the Corporation required to be maintained pursuant to Section 2 hereof. Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may also be held at any place within or without the State of Nevada which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) Special Meetings. Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Nevada whenever called by the Chairman of the Board, the Chief Executive Officer or any two of the directors.

(d) Telephone Meetings. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) Notice of Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be delivered: (i) orally (in person or by telephone) or in writing through personal delivery or electronic transmission (by a form consented to by the recipient), in either case at least twenty-four (24) hours before the date and time of the meeting; or (ii) through registered or certified mail (postage prepaid), return receipt requested, at least three (3) days before the date of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting of the Board of Directors. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 21. Quorum and Voting.

(a) Unless the Articles of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 42 hereof, for which a quorum shall be one-third of the exact number of directors fixed from time to time in accordance with the Articles of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Articles of Incorporation provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Articles of Incorporation or these Bylaws.

Section 22. Action Without Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 23. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 24. Committees.

(a) Executive Committee. The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the bylaws of the Corporation.

(b) Other Committees. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member’s term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of ~~his~~their death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 24 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 25. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or if the Chief Executive Officer is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in ~~his~~their absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 26. Election. The Board of Directors shall elect and appoint a Chief Executive Officer, a President, a Secretary and a Treasurer at its annual meeting or at such other time or times as the Board of Directors shall determine. The Board of Directors may from time to time, by resolution, elect or appoint such other officers and agents as it may deem advisable and shall have such powers and duties and be paid such compensation as may be directed by the Board of Directors. Any individual may hold two or more offices. The election or appointment of an officer shall not of itself create contract rights.

Section 27. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to ~~his~~their office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no Chief Executive Officer, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the Corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 27.

(c) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The Chief Executive Officer shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The Chief Executive Officer shall perform other duties commonly incident to ~~his~~their office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of President. The President, subject to the supervision and control of the Board of Directors, any duly authorized committee thereof, and the Chief Executive Officer, shall in general actively supervise and control the business and affairs of the Corporation and, in the Chief Executive Officer’s absence, at the request of the Board of Directors, the President shall perform all of the duties of the Chief Executive Officer and, in so performing, shall have all the powers of, and be subject to all restrictions upon, the Chief Executive Officer. The President shall perform such other duties and have such other powers which are delegated and assigned to him or her by the Board of Directors, the Chief Executive Officer, these Bylaws or as may be provided by law.

(e) Duties of Senior Vice Presidents. The Senior Vice Presidents shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more ~~Executive~~ Senior Vice Presidents or may otherwise specify the order of seniority of the Senior Vice Presidents. Unless otherwise specified, ~~Executive~~ Senior Vice Presidents are senior to Vice Presidents. The duties and powers of the President shall descend to the Senior Vice Presidents in such specified order of seniority. ~~An Executive~~ Senior Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by resolution of the Board of Directors or by these bylaws to some other officer or agent of the Corporation or shall be required by applicable law otherwise to be signed or executed.

(f) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to ~~his~~their office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer or the President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to ~~his~~their office and shall also perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer or the President shall designate from time to time.

(g) Duties of Treasurer. The Treasurer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors, the Chief Executive Officer or the President. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Treasurer shall perform other duties commonly incident to ~~his~~their office and shall also perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer or the President shall designate from time to time.

Section 28. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 29. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 30. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY

THE CORPORATION

Section 31. Execution of Corporate Instrument. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, and by the Secretary or the Treasurer. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 32. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 33. Form and Execution of Certificates.

(a) Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by officers or agents designated by the Board of Directors for the purpose, certifying the number of shares of stock owned by him, her or it in the Corporation; provided, however, that the Board of Directors may authorize the issuance of uncertificated shares of some or all of any or all classes or series of the Corporation’s stock. Any such issuance of uncertificated shares shall have no effect on existing certificates for shares until such certificates are surrendered to the Corporation, or on the respective rights and obligations of the stockholders. Whenever such certificate is countersigned or otherwise authenticated by a transfer agent or a transfer clerk and by a registrar (other than the Corporation), then a facsimile of the signatures of any corporate officers or agents, the transfer agent, transfer clerk or the registrar of the Corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. In the event that any officer or officers who have signed, or whose facsimile signatures have been used on any certificate or certificates for stock cease to be an officer or officers because of death, resignation or other reason, before the certificate or certificates for stock have been delivered by the Corporation, the certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed the certificate or certificates, or whose facsimile signature or signatures have been used thereon, had not ceased to be an officer or officers of the Corporation. The Board of Directors may designate the Corporation’s transfer agent as an agent of the Corporation with authority to sign the certificate in the name of the Corporation certifying the number of shares of stock owned by a holder of the Corporation’s stock.

(b) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written statement certifying the number of shares owned by him, her or it in the Corporation and, to the extent required by law, at least annually thereafter, the Corporation shall provide to such stockholders of record holding uncertificated shares, a written statement confirming the information contained in such written statement previously sent. Except as otherwise expressly provided by law, the rights and obligations of the stockholders shall be identical whether or not their shares of stock are represented by certificates.

(c) Each certificate representing shares shall state the following upon the face thereof: the name of the state of the Corporation’s organization; the name of the person to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; the par value of each share, if any, represented by such certificate or a statement that the shares are without par value. Certificates of stock shall be in such form consistent with law as shall be prescribed by the Board of Directors. No certificate shall be issued until the shares represented thereby are fully paid. In addition to the above, all certificates evidencing shares of the Corporation’s stock or other securities issued by the Corporation shall contain such legend or legends as may from time to time be required by the Nevada Revised Statutes and/or such other federal, state or local laws or regulations then in effect.

Section 34. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen or destroyed certificate or certificates, or ~~his~~their legal representative, to advertise the same in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 35. Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Nevada Revised Statutes.

Section 36. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is filed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) Notwithstanding anything in this Section 36 to the contrary, a record date for determining stockholders entitled to take action by written consent shall be fixed in accordance with Section 13 of these Bylaws.

Section 37. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 38. Execution of Other Securities. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 33), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE IX

DIVIDENDS

Section 39. Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 40. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 41. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board Directors.

ARTICLE XI

INDEMNIFICATION

Section 42. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors Officers. The Corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada Revised Statutes provided that the Corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Nevada Revised Statutes or (iv) such indemnification is required to be made under subsection (d).

(b) Employees and Other Agents. The Corporation shall have power to indemnify its employees and other agents as set forth in the Nevada Revised Statutes.

(c) Expense. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said mounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an officer of the Corporation (except by reason of the fact that such officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or officer. Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting ~~his~~their claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standard of conduct that make it permissible under the Nevada Revised Statutes for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed in the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that ~~his~~their conduct was lawful. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Nevada Revised Statutes, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the Corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in ~~his~~their official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Nevada Revised Statutes.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the Nevada Revised Statutes, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) Amendments. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “Corporation” shall include, in addition to the resulting Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a “director,” “executive officer,” “officer,” “employee” or “agent” of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Bylaw.

ARTICLE XII

NOTICES

Section 43. Notices.

(a) Notice to Stockholders. Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to ~~his~~their last known post office address as shown by the stock record of the Corporation or its transfer agent.

(b) Notice to Directors. Any notice required to be given to any director may be given by any method stated in Section 20(e). Notice sent through registered or certified mail, return receipt requested, shall be sent to such address as the director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director. Notice may be delivered by electronic transmission if: (i) consented to by the recipient, and (ii) the electronic transmission contains or is accompanied by information from which the recipient can determine the date of the transmission (such as, for example, electronic mail or facsimile). Any consent to receive notice by electronic transmission may be revoked by the person who consented by written or electronic notice to the person to whom the consent was delivered. Any such consent is deemed revoked if: (i) the person is unable to receive two consecutive electronic transmissions given by the Corporation in accordance with such consent; and (ii) such inability becomes known to the Secretary of the Corporation or other person responsible for the giving of notice. The inadvertent failure to treat any such inability as a revocation does not invalidate any meeting or other action.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or an agent of the Corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Time Notices Deemed Given. Notice shall be deemed effective: (i) if personally delivered, when given directly to the recipient or when left at the residence or usual place of business of the recipient; (ii) if sent by registered or certified mail, return receipt requested, the date shown on the return receipt signed by or on behalf of the addressee; (iii) if given by electronic transmission, when (A) it enters an information processing system that the recipient has designated or uses for the purpose of receiving electronic transmissions of the type sent, and (B) it is in a form ordinarily capable of being processed by that system. Consistent with the foregoing and by way of example, notice by electronic transmission shall be deemed effective: (i) if given by facsimile, when directed to a number at which the recipient has consented to receive notice; and (ii) if given by electronic mail, when directed to an electronic mail address at which the recipient has consented to receive notice. An electronic transmission shall be deemed received under this Section 43(d) even if no natural person is aware of its receipt. In the absence of fraud, an affidavit of the Secretary of the Corporation that the notice has been given by a form of electronic transmission is prima facie evidence of the facts stated in the affidavit.

(e) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) Failure to Receive Notice. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such stockholder or such director to receive such notice.

(g) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Nevada Revised Statutes, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) Notice to Person with Undeliverable Address. Whenever notice is required to be given, under any provision of law or the Articles of Incorporation or Bylaws of the Corporation, to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at ~~his~~their address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth ~~his~~their then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Nevada Revised Statutes, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

(i) Electronic Transmission. For purposes of these Bylaws, ‘electronic transmission’ means any form or process of communication not directly involving the physical transfer of paper or another tangible medium which: (i) is suitable for the retention, retrieval and reproduction of information by the recipient; and (ii) is retrievable and reproducible in paper form by the recipient through an automated process used in conventional commercial practice. The term ‘electronic transmission’ shall include, without limitation, facsimile and electronic mail.

ARTICLE XIII

AMENDMENTS

Section 44. Amendments. The Board of Directors shall have the power to adopt, amend or repeal the Bylaws.

ARTICLE XIV

INAPPLICABILITY OF NEVADA REVISED STATUTES SECTIONS 78.378 TO 78.3793,

INCLUSIVE

Section 45. Inapplicability of Nevada Revised Statutes Sections 78.378 to 78.3793, Inclusive. The provisions of Nevada Revised Statutes Sections 78.378 to 78.3793, inclusive, shall not apply to the Corporation or to the acquisition of a controlling interest by existing or future stockholders.

Exhibit 10.1

EXECUTION VERSION

MERGER AGREEMENT

by and among

FSAR HOLDINGS, INC,

PDP HOLDINGS, LLC,

TIDE ACQUISITION SUB, INC.,

TIDE ACQUISITION SUB II, LLC,

and

TURTLE BEACH CORPORATION

Dated: March 13, 2024

(continued)

(continued)

(continued)

(continued)

		Page
10.16	Further Assurance	79

10.17	Release	79

Exhibit A – Company Net Working Capital

Exhibit B – Certificate of Merger

Exhibit C – Second Certificate of Merger

Exhibit D – R&W Policy

MERGER AGREEMENT

This MERGER AGREEMENT, dated as of March 13, 2024, is entered into by and among Tide Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned Subsidiary of Parent (as defined below), Tide Acquisition Sub II, LLC, a Delaware limited liability company (“Merger Sub 2”) and a wholly-owned subsidiary of Parent (as defined below), Turtle Beach Corporation, a Nevada corporation (“Parent”), FSAR Holdings, Inc., a Delaware corporation (the “Company”), and PDP Holdings, LLC, a Delaware limited liability company (“Seller” and together with Merger Sub, Merger Sub 2, Parent and the Company, the “Parties” and each a “Party”).

RECITALS

WHEREAS, the respective board of directors or equivalent governing bodies of Parent, Merger Sub, the Company and Seller have approved this Agreement and the merger of Merger Sub with and into the Company with the Company surviving (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Seller owns, beneficially and of record, all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”);

WHEREAS, Parent desires to acquire from Seller, and Seller desires to sell and transfer to Parent, all of Seller’s right, title and interest in and to all of the Company Common Stock, upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, in connection with the Merger and in partial consideration for the Merger, Seller desires to acquire from Parent, and Parent desires to issue to Seller, three million four hundred fifty thousand (3,450,000) shares of Parent common stock, par value $0.001 (the “Issued Parent Common Stock”), upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, as part of the same overall transaction, and immediately following the Merger, Parent will cause the Surviving Corporation (defined below) to merge with and into Merger Sub 2, pursuant to which Merger Sub 2 will be the surviving limited liability company, on the terms and conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA (such transaction, the “Second-Step Merger”).

WHEREAS, the Parties hereto intend, by executing this Agreement, that the Merger and Second-Step Merger are integrated steps in a single transaction and together will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code and IRS Re. Rul. 2001-46, and that this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

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ARTICLE I

Definitions and Rules of Construction

1.1 Definitions.

As used in this Agreement, the following terms shall have the meanings set forth below:

“280G Approval” has the meaning set forth in Section 6.3.

“Accounting Firm” has the meaning set forth in Section 2.4(d).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise. The Company and its Subsidiaries shall be deemed for purposes of this Agreement to be Affiliates of Seller prior to the Closing and of Merger Sub from and after the Closing.

“Agreement” means this Merger Agreement, as it may be amended from time to time in accordance with its terms.

“Ancillary Agreements” means the Stockholder Agreement (as defined below) and the instruments and certificates delivered in connection with such agreements and this Agreement.

“Applicable Date” means September 30, 2023.

“Business Day” means any day other than a Saturday, Sunday or day on which banks are authorized or required to be closed in New York, New York. If any period under this Agreement expires on a day which is not a Business Day or any action is required by the terms of this Agreement to be taken on a day which is not a Business Day, such period shall expire on or such action may be deferred until, as the case may be, the next succeeding Business Day.

“Business Records” means all books, records or data of the applicable party on whatever media and wherever located.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, signed into law on March 27, 2020, as amended.

“Charter Documents” means, respectively, (i) the Company’s certificate of incorporation, (ii) the Company’s bylaws and (iii) the certificate of incorporation, articles of incorporation, bylaws, certificate of formation, limited liability company agreement, operating agreement or other organizational documents, each as amended to date, of each Subsidiary of Company.

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“Chief Officer Severance” means, regardless when payable, the cost of all severance payments and benefits payable to Brad Wildes, Chief Executive Officer, under policies or agreements of the Company and its Subsidiaries in effect prior to or at the Closing in excess of $200,000, regardless of when such termination of employment becomes effective, including, without limitation, any and all severance payments, bonus payments, costs of COBRA continuation and any other amounts payable by the Company or any of its Subsidiaries to Brad Wildes in excess of the $200,000 in respect of his termination of employment with the Company or any of its Subsidiaries.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985 and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collar Amount” means $100,000.

“Commercially Available Software” means commercially available Software that has not been modified or customized by a third party for the Company or a Subsidiary of the Company, and that is licensed pursuant to a non-negotiated agreement.

“Company” has the meaning set forth in the Preamble.

“Company Accounting Principles” means GAAP using the same accounting principles, methodologies and policies followed in the preparation of the Most Recent Company Balance Sheet, in each case, to the extent consistent with GAAP.

“Company Closing Debt Amount” means the aggregate amount of Indebtedness that remains unpaid as of immediately prior to the Closing.

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Data” means all data and information, including Personal Information, whether in electronic or any other form or medium, that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of or otherwise held by or on behalf of the Company or any of its Subsidiaries.

“Company Disclosure Schedule” means the disclosure schedule of even date herewith delivered by Seller to Merger Sub in connection with the execution and delivery of this Agreement.

“Company Employment Contracts” has the meaning set forth in Section 3.16(d).

“Company Financial Statements” has the meaning set forth in Section 3.6.

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“Company Intellectual Property” means all Intellectual Property owned or purported to be owned, in whole or in part, by the Company or any of its Subsidiaries.

“Company IP Agreements” means all Contracts to which the Company or a Company Subsidiary is a party: (a) pursuant to which the Company or any of its Subsidiaries grants to any Person a right or license under material Company Intellectual Property; (b) pursuant to which the Company or any of its Subsidiaries receives or is purported to receive ownership of or any right or license under any Intellectual Property material to the Company or a Company Subsidiary that is owned by another Person; other than, in each case, (i) licenses of Commercially Available Software licensed for less than $100,000 per annum; (ii) non-exclusive licenses of Intellectual Property incidental to the sale or purchase of products or services in the ordinary course of business; (iii) Contracts solely related to non-disclosure or confidentiality; or (iv) licenses for open source software; and provided that for purposes of any scheduling requirement for any Company IP Agreement, any Contracts with current and former employees, contractors, or consultants of the Company or any of its Subsidiaries pursuant to which Intellectual Property is developed for or assigned to the Company or a Company Subsidiary pursuant to a form agreement made available to Parent only a reference to such form agreement need be referenced.

“Company Leased Real Property” has the meaning set forth in Section 3.8(a).

“Company Material Adverse Effect” means any change, event, fact, circumstance, condition, effect, occurrence or development that, individually or in the aggregate with other changes, events, facts, circumstances, conditions, effects, occurrences or developments, that has or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, operations, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, that none of the following changes, events, facts, circumstances, conditions, effects, occurrences or developments, shall be deemed to constitute or be taken into account in determining whether there has been or may be a Company Material Adverse Effect to the extent arising out of, relating to or resulting from: (i) any change or development in financial or securities markets, general economic or business conditions in the United States or any foreign market where the Company and its Subsidiaries have sales generally, (ii) any act of war, armed hostilities or terrorism, whether or not involving the United States, (iii) any “act of god,” including, but not limited to, any hurricane, fire, earthquake or other natural disaster, or any epidemic, (iv) any change in GAAP or Laws applicable to the Company and its Subsidiaries, or the interpretation thereof, (v) changes to the general conditions in the industry in which Company and its Subsidiaries operate; or (vi) any failure of the Company or any of its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (it being understood that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any change, event, fact, circumstance, condition, effect, occurrence or development underlying such failure has resulted in or contributed to a Company Material Adverse Effect), except, in the case of clauses (i), (ii), (iii), (iv) or (v), to the extent such changes, events, circumstances, occurrences or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other Persons participating in the industries in which the Company and its Subsidiaries conduct their business.

“Company Material Contracts” has the meaning set forth in Section 3.12(a).

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“Company Net Working Capital” means (i) the current assets of the Company and its Subsidiaries (excluding cash), minus (ii) the current liabilities of the Company and its Subsidiaries, in each case, determined on a consolidated basis in accordance with the Company Accounting Principles, subject to those adjustments set forth on the Company Net Working Capital Calculation Schedule and calculated as of the Reference Time but without giving effect to the impact of the consummation of the transactions contemplated by this Agreement on the Closing Date. For the avoidance of doubt, (x) Company Net Working Capital shall be calculated exclusive of amounts reflecting accruals with respect to the current portion of the Company Closing Debt Amount and Company Transaction Expenses or any Income Taxes, deferred Tax liabilities or deferred Tax assets, and (y) Company Net Working Capital shall not include any severance and/or benefits owed or owing to Brad Wildes, Chief Executive Officer.

“Company Net Working Capital Calculation Schedule” means the illustrative calculation of Company Net Working Capital set forth on Exhibit A to this Agreement.

“Company Net Working Capital Target” means $30,530,322.

“Company Owned Real Property” has the meaning set forth in Section 3.8(b).

“Company Personnel” has the meaning set forth in Section 3.16(a).

“Company Plan” has the meaning set forth in Section 3.17(a).

“Company Real Property Leases” has the meaning set forth in Section 3.8(a).

“Company Subsidiary” means a Subsidiary of the Company.

“Company Transaction Expenses” means, to the extent not paid in full by the Company or the Seller before the Closing, the amount of (a) all fees, costs and expenses incurred (or otherwise payable), directly or indirectly, whether accrued or not, in connection with, arising from or related to the preparation, negotiation and execution of this Agreement and the Transaction Agreements and the Contemplated Transactions or otherwise relating to any sale process leading up to the execution of this Agreement (including, in each case, all fees, costs and expenses of the legal counsel, investment bankers, accountants, advisors, brokers or other representatives and consultants and associated expenses incurred by or on behalf of, or to be paid by, the Company on or prior to the Closing), (b) all fees, costs, expenses and costs incurred (or otherwise payable), directly or indirectly, whether accrued or not, in connection with, arising from or related to any sale bonus, transaction bonus, retention bonus, stay bonus, change of control bonus, or similar bonus or any incentive, performance award or other similar compensatory payment or acceleration thereof payable to any Relevant Service Provider arising from an obligation existing prior to the Closing which become payable or due in connection with or by reason the transactions contemplated hereby, and the employer portion of any employment, unemployment, payroll, social security or similar Taxes (the “Employer Taxes”) attributable to the amounts payable in respect of the amounts set forth in clause (b) of this definition, (c) fifty percent (50%) of Transfer Taxes, (d) fifty percent (50%) of the cost of the “tail” insurance policy to be obtained pursuant to Section 6.4, (e) one hundred percent (100%) of any consent fee or similar costs, fees or expenses owned in connection with obtaining the consent set forth on Section 1.1(a) of the Company Disclosure Schedule; provided that such amount shall not exceed $75,000 for purposes of inclusion in Company Transaction Expenses and (f) fifty percent (50%) of any consent fee or similar costs, fees or expenses, to the extent actually paid or payable, owed in connection with obtaining the consents set forth on Section 1.1(b) of the Company Disclosure Schedule in connection with the Contemplated Transactions.

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“Confidentiality Agreement” means the Confidentiality Agreement, dated August 15, 2023, between Performance Design Products LLC and Parent.

“Consumer Protection Laws” means, collectively, Section 5 of the Federal Trade Commission (“FTC”) Act, and all other federal, state, local, and international Laws addressing consumer protection and unfair, deceptive, and abusive trade practices, including without limitation Laws addressing false advertising, and all regulations issued pursuant to the aforementioned Laws.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements, including (a) the Merger, (b) the Second-Step Merger, and (c) the issuance of the Issued Parent Common Stock, each as contemplated by this Agreement.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment, obligation, promise, undertaking or other binding arrangement of any nature (including leases, subleases, licenses, sublicenses, mortgages, notes, indentures, bonds, guarantees, sublicenses, subcontracts, letters of intent, term sheet and purchase orders), together with all amendments, restatements, supplements or modifications thereto.

“Data Security Breach” means any accidental or unlawful unauthorized access to, acquisition of, disclosure, use, loss, denial or loss of use, alteration, destruction, compromise, or unauthorized Processing of Company Data, including Personal Information, in the possession or control of the Company or any of its Subsidiaries, or any other act or omission of the Company or any of its Subsidiaries that compromises the security, integrity, or confidentiality of information, including Personal Information.

“DGCL” means the Delaware General Corporation Law, as amended.

“Dispute Notice” has the meaning set forth in Section 2.4(c).

“Dispute Submission Notice” has the meaning set forth in Section 2.4(d).

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“D&O Indemnified Parties” has the meaning set forth in Section 6.4(a).

“Environmental Claim” means any written complaint, summons, citation, notice, directive, order, claim, action, cause of action, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication from any Governmental Authority or any third party alleging violation of Environmental Laws or alleging liability based on exposure to, or the presence of, or Releases of, Hazardous Materials.

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“Environmental Laws” means all applicable foreign, federal, state or local Laws, governing Environmental Matters.

“Environmental Matters” means any matters arising out of or relating to pollution, protection of human health from exposure to Hazardous Materials, or protection of the environment or natural resources, including, without limitation, any of the foregoing relating to the use, registration, packaging, labeling, processing, distribution, generation, transport, treatment, storage, Release or disposal of Hazardous Materials.

“Environmental Permits” has the meaning set forth in Section 3.13(b).

“Equity Securities” means, with respect to any Person, shares of capital stock or other equity interests (including partnership, limited liability company, member, profits or similar interests) of such Person, warrants or options of such Person to acquire capital stock or equity interests of such Person, and securities exchangeable for or convertible or exercisable into any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, as well as any rules and regulations promulgated thereunder.

“ERISA Affiliate” means any corporation or other trade or business (whether or not incorporated) which is treated with the Company or Subsidiary of the Company as a single employer within the meaning of Section 414 of the Code.

“Estimated Company Closing Balance Sheet” has the meaning set forth in Section 2.4(a).

“Estimated Company Closing Statement” has the meaning set forth in Section 2.4(a).

“Family Member” means, with respect to any Person that is an individual, any individual related by blood, adoption or marriage to any such Person.

“Final Company Net Working Capital” means the Company Net Working Capital as finally determined pursuant to Section 2.4.

“Fraud” means actual and intentional common law fraud under the Laws of the State of Delaware with regard to the representations and warranties made in this Agreement and any certificates delivered hereunder.

“Funded Indebtedness” means the Indebtedness specified on Schedule 2.2(b)(ii).

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, or quasi-governmental authority, agency, department, commission, board, bureau, branch, court, tribunal, arbitrator or arbitration panel, regulatory body, or instrumentality, in each case, of the United States of America or any transnational, federal, state, local, municipal, county, foreign, or other government or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, self-regulatory, taxing or administrative functions of or pertaining to government.

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“Governmental Consents” has the meaning set forth in Section 3.5.

“Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, medical, pathological, infectious or biological wastes, asbestos in any form, polychlorinated biphenyls, per- or polyfluoroalkyl substances, hazardous or toxic substances, materials or wastes, and any other chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law due to its hazardous or toxic nature.

“Income Taxes” means any income, franchise, net profits, excess profits or similar Taxes measured on the basis of net income.

“Indebtedness” means, as of any given time of determination, the following obligations or liabilities of the Company or any of its Subsidiaries (whether or not due and payable), (a) the amount of all indebtedness for borrowed money under any credit facilities and the Funded Indebtedness (including any unpaid principal, premium, accrued or unpaid interest, related expenses, prepayment penalties, termination fees, commitment and other fees, reimbursements and all other amounts payable in connection therewith), (b) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) any obligation evidenced by any letter of credit, surety bond, debentures, debt securities or bankers’ acceptance solely to the extent drawn, (d) all liabilities arising out of interest rate and currency swap, hedge, cap and any other arrangements designed to provide protection against fluctuations in interest or currency rates, (e) other than deferred revenue related to membership subscriptions, all obligations for deferred or contingent purchase price of property, assets, securities, or services, purchase price adjustments, earn-outs, release of “holdback” or similar deferred payment obligations, (f) all obligations under leases which are required to be, in accordance with GAAP, recorded as capital leases; (g) negative balances in bank accounts and all overdrafts, (h) all obligations for (1) severance payments and/or benefits owed or owing to any Relevant Service Provider whose employment or engagement terminates at any time prior to Closing or who receives or provides notice of termination at any time prior to Closing, (2) the Chief Officer Severance, (3) bonus, commissions, retention or other cash incentive compensation or obligations accrued, owed or owing to any Relevant Service Provider which remain unpaid as of the Closing or otherwise relate to services performed during any year prior to and including the Closing, (4) all amounts accrued, owed or owing in connection with any underfunded obligation under any defined benefit pension, deferred compensation, or post-retirement health and welfare benefits, (5) all accrued but unpaid vacation or paid time off and (6) the Employer Taxes payable with respect to the obligations described in the foregoing clause (1) through (5), (i) all direct or indirect guarantees, support or keep-well obligations of the Company with respect to obligations of the kind referred to in clauses (a) through (h) of this definition, (j) accrued or unpaid interest, premium, fees, expenses, penalties (including prepayment and early termination penalties) and other amounts owing in respect of obligations of the kind referred to in clauses (a) through (i), (k) any unpaid Income Taxes of the Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period (which amount shall not be less than zero in any jurisdiction), (l) any unpaid payroll Taxes deferred under the CARES Act, (m) all obligations of the kind referred to in clauses (a) through (l) of this definition of other Persons

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secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by the Company or any of its Subsidiaries, whether or not the Company or any of its Subsidiaries has assumed or otherwise become liable for the payment of such obligations; provided, however, for the avoidance of doubt, that Indebtedness shall not include (x) any Company Transaction Expenses, (y) any current liabilities included in the Final Company Net Working Capital or (z) any obligations under any operating lease (including any Company Real Property Lease) required to be recorded as a liability on the balance sheet of the Company or any of its Subsidiaries under ASC 842 (including, without limitation, any liability under trial balance items 35620 and 36620). For the purposes of calculating the Indebtedness pursuant to Section 2.4, (x) the amount of cash of the Company and its Subsidiaries on hand as of the Closing shall be credited to the Company Closing Debt Amount; provided that such cash amount shall be subject to adjustment after Closing in a manner consistent with Section 2.4 and provided further that in no event shall such cash and offset be in excess of $3,000,000, and (y) the amount of any refund of overpayment received by the Company, the Surviving LLC or any of their Subsidiaries in connection with the payoff of the Funded Indebtedness shall be credited to the Company Closing Debt Amount and subject to adjustment after Closing in a manner consistent with Section 2.4.

“Intellectual Property” means any and all intellectual property rights and other similar proprietary rights in any jurisdiction, whether registered or unregistered, whether owned or held for use under license, including all rights and interests pertaining to or deriving from: (a) patents, (b) copyrights, including copyrights in Software, (c) trademarks, service marks, trade dress, trade names, brand names, domain names, social media accounts and other identifiers of source or goodwill, (d) trade secrets, know-how and other confidential and proprietary information, (e) proprietary databases and data compilations and all documentation relating to the foregoing, and (f) all registrations and applications for registration of any of the foregoing; including in each case all renewals and extensions of, any of the foregoing with or by any governmental authority in any jurisdiction.

“IRS” has the meaning set forth in Section 3.17(b).

“Issued Parent Common Stock” has the meaning set forth in the Recitals.

“Knowledge of Parent” and any correlative term means the actual knowledge of any of the following Persons after reasonable inquiry: Cris Keirn, John Hanson and Megan Wynne.

“Knowledge of the Company” and any correlative term means the actual knowledge of any of the following Persons after reasonable inquiry: Dave Muscatel, Shawn Kinninger, Ryan Tondee, Tom Roberts, Dave Mason and Brad Wildes.

“Laws” means any applicable law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, writ, rule, regulation or Order enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

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“Liability” means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, license, grant, lease, sublease, tenancy, occupancy agreement, encumbrance, adverse claim, interference, option, right of first refusal, preemptive right, proxy, voting trust, easement, encroachment, condition, or restriction or right of third parties of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any security or other asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of a security or other asset).

“Merger Consideration” has the meaning set forth in Section 2.2(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Disclosure Schedule” means the disclosure schedule of even date herewith delivered by Merger Sub to Seller in connection with the execution and delivery of this Agreement.

“Merger Sub 2 Disclosure Schedule” means the disclosure schedule of even date herewith delivered by Merger Sub 2 to Seller in connection with the execution and delivery of this Agreement.

“Most Recent Company Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2023.

“Orders” means all judgments, orders, awards, compliance agreements, writs, injunctions, decisions, rulings, decrees and awards (whether judicial, administrative or arbitral) of any Governmental Authority or of any arbitrator or arbitral organization.

“Parent Equity Award” means a Parent Stock Option or a Parent RSU, as the case may be.

“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) that is treated together with Parent or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Parent Intellectual Property” means Intellectual Property owned or purported to be owned, in whole or in part, by Parent or any of its Subsidiaries.

“Parent Material Adverse Effect” means any change, event, fact, circumstance, condition, effect, occurrence or development that, individually or in the aggregate with other changes, events, facts, circumstances, conditions, effects, occurrences or developments, that has or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, operations, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided, that none of the following changes, events, facts, circumstances, conditions,

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effects, occurrences or developments, shall be deemed to constitute or be taken into account in determining whether there has been or may be a Parent Material Adverse Effect to the extent arising out of, relating to or resulting from: (i) any change or development in financial or securities markets, general economic or business conditions in the United States or any foreign market where Parent and its Subsidiaries have sales generally, (ii) any act of war, armed hostilities or terrorism, whether or not involving the United States, (iii) any “act of god,” including, but not limited to, any hurricane, fire, earthquake or other natural disaster, or any epidemic, (iv) any change in GAAP or Laws applicable to Parent and its Subsidiaries, or the interpretation thereof, (v) changes to the general conditions in the industry in which Parent and its Subsidiaries operate; or (vi) any failure of Parent or any of its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (it being understood that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any change, event, fact, circumstance, condition, effect, occurrence or development underlying such failure has resulted in or contributed to a Parent Material Adverse Effect), except, in the case of clauses (i), (ii), (iii), (iv) or (v), to the extent such changes, events, circumstances, occurrences or developments have a disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other Persons participating in the industries in which Parent and its Subsidiaries conduct their business.

“Parent PSU” means any performance stock unit granted under any Parent Stock Plan representing the right of the holder thereof to receive one share of Parent Common Stock (or, if applicable, cash or a combination thereof), subject to performance-based vesting, performance-based settlement or other applicable performance-based restrictions alone or in addition to any service-based requirements.

“Parent RSU” means any restricted stock unit or performance stock unit granted under the Parent Stock Plan representing the right to receive one share of Parent Common Stock (or, if applicable, cash or a combination thereof), subject to service-based vesting, settlement or other applicable restrictions.

“Parent Stock Option” means any option to purchase Parent Common Stock granted under any Parent Stock Plan.

“Parent Stock Plan” means the 2023 Stock-Based Incentive Compensation Plan, as may be amended from time to time and each other equity-based compensation plan and arrangement of Parent maintained for the benefit of any employee of or other service provider to Parent or any of its Subsidiaries.

“Payoff Letter” means a customary payoff letter and, if applicable, related Lien, mortgage and guarantee releases, in form and substance reasonably acceptable to Parent obtained from each holder of Funded Indebtedness (or their duly authorized agent or representative) in each case providing that, automatically upon the payment of the amount specified in such Payoff Letter (plus any per diem amount, if applicable), the applicable Indebtedness will be fully extinguished, all related contracts and instruments evidencing and/or giving rise to such Indebtedness will be terminated, any related Liens and guarantees will automatically be released, and granting Parent or any of the Parent’s Subsidiaries and their respective representatives the authority to file any appropriate Lien release documents, and containing such other terms as are customary for transactions similar to the Contemplated Transactions.

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“Permitted Lien” shall mean any (i) Lien in respect of Taxes, if due, the validity of which is being contested in good faith by appropriate proceedings and which are reserved for to the extent required in accordance with GAAP, or Liens in respect of Taxes not yet delinquent, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, securing payment of amounts that are not yet due and payable or, if due, are being contested in good faith by appropriate proceedings and which are reserved for to the extent required in accordance with GAAP, (iii) any customary restriction on transfer arising under any applicable securities Laws, (iv) those Liens set forth on Section 1.1(c) of the Company Disclosure Schedule, (v) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, (vi) easements, right-of-way, servitudes, conditions, covenants, declarations, restrictions and imperfections of title or encumbrances, that, individually or in the aggregate, do not materially impair, and would not reasonably be expected materially to impair, the continued use and operation of the properties to which they relate in the conduct of a Person’s business as presently conducted, and (vii) zoning or building laws or ordinances or any similar Laws.

“Person” means any individual, person, entity, general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust or foreign business organization.

“Personal Information” means (i) all information identifying, or that alone or in combination with other information allows for the identification of, an individual, household, computer, or device; and (ii) any information that is defined as “personal information,” “personal data,” “protected health information,” or other similar term under applicable Privacy and Data Security Laws.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and, with respect to a Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Privacy Agreements” means any contracts, commitments, obligations or responsibilities to affiliated and unaffiliated third parties, including individuals, governing the Processing of Personal Information, into which the Company or any of its Subsidiaries has entered or is otherwise bound.

“Privacy and Data Security Laws” means any Laws with which the Company or any of its Subsidiaries is required to comply relating to the privacy, the Processing of Personal Information, the security of Personal Information, data breach disclosure and notification.

“Privacy Commitments” means any and all (a) applicable Privacy and Data Security Laws, (b) Privacy Policies, (c) Privacy Agreements, and (d) applicable published industry best practice or rules of any applicable self-regulatory organizations in which the Company or any of its Subsidiaries has agreed to be bound.

“Privacy Policy” means each written statement made by the Company or any of its Subsidiaries related to the Processing of Personal Information, including website or mobile app privacy policies or notices and notices or policies related to the privacy of employees, individual contractors, temporary workers, and job applicants.

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“Proceeding” means any action, injunction, decree, Order, demand, charge, complaint, judgment, lawsuit, litigation, claim, notice of potential responsibility, proceeding, audit, investigation, arbitration, citation, subpoena or summons.

“Processing” (or its conjugates) means any operation or set of operations that is performed upon data, including Personal Information, whether or not by automatic means, such as collection, recording, organization, structuring, transfer, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction, or instruction, training or other learning relating to such data or combination of data, including Personal Information.

“Proposed Final Company Closing Balance Sheet” has the meaning set forth in Section 2.4(b).

“Proposed Final Company Closing Statement” has the meaning set forth in Section 2.4(b).

“Reference Time” means 12:01 a.m., Pacific Daylight Time (PDT), on the Closing Date.

“Related Party” means (x) (i) Seller, (ii) any current or former officer, manager or director of Seller, the Company or any of their respective Subsidiaries or (iii) any Family Member of any such Person described in clause (ii), (y) any Affiliate of any such Person described in clauses (x)(i)-(x)(iii) or (z) any Person who has the right to acquire an interest in the Company.

“Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into the indoor or outdoor environment.

“Relevant Service Provider” means any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries.

“Restricted Period” has the meaning set forth in Section 6.7(a).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means computer software and firmware, including data files, source code, object code and software-related specifications and documentation.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

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“Subsidiary” means, with respect to any Person (other than an individual), any corporation or other organization or legal entity, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms the power to direct or cause the direction of the management and policies of such other Person is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (ii) such Person or any other Subsidiary of such Person is a general partner or managing member (and all Subsidiaries of any Subsidiary of such Person).

“Tax” or “Taxes” means (i) any and all federal, state, local and non-U.S. income, profits, franchise, gross receipts, windfall profits, environmental, customs duty, capital stock, severances, stamp, payroll, social security (or similar), disability, estimated, sales, goods and services or harmonized sales taxes, employment, occupation, unemployment, disability, use, excise, property, withholding, excise production, value added, ad valorem, occupancy, transfer, recapture, health, natural resources, alternative minimum, add-on minimum, real property gains, and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties or additions to tax attributable to such taxes, whether disputed or not and (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Contest” means any audit, hearing, proposed adjustment, arbitration, deficiency, assessment, suit, dispute, claim, proceeding or other Proceeding commenced, filed or otherwise initiated or convened to investigate or resolve the existence of, and extent of a liability for, Taxes.

“Tax Return” means any report, return, statement or other written information (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied by the Company or any of its Subsidiaries to a Taxing Authority in connection with any Taxes, including any schedules or attachments thereto and any amendment thereto.

“Taxing Authority” shall mean any government or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body, having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

“Transaction Expense Invoice” means an invoice or other similar documentation evidencing some portion of the Company Transaction Expenses in form and substance reasonably acceptable to Merger Sub.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Contemplated Transactions (including any transfer or similar Tax imposed by any Taxing Authority or Governmental Authority). For the avoidance of doubt, Transfer Taxes do not include any taxes based upon or measured by income or gains.

“Treasury Regulations” means the regulations promulgated under the Code.

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“Waived 280G Benefits” has the meaning set forth in Section 6.3.

“WARN Act” means the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law.

1.2 Rules of Construction. Unless the context otherwise requires:

(a) A capitalized term has the meaning assigned to it;

(b) An accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c) References in the singular or to “him,” “her,” “it,” “itself,” or other like references, and references in the plural or the feminine or masculine reference, as the case may be, shall also, when the context so requires, be deemed to include the plural or singular, or the masculine or feminine reference, as the case may be;

(d) References to a “party” or “parties” are to a party or parties to this Agreement;

(e) Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented;

(f) References to Articles and Sections and Exhibits shall refer to articles and sections and exhibits of this Agreement, unless otherwise specified;

(g) The headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(h) This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party that drafted and caused this Agreement to be drafted;

(i) All monetary figures shall be in United States dollars unless otherwise specified;

(j) References to “including” in this Agreement shall mean “including, without limitation,” whether or not so specified;

(k) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if;”

(l) The word “or” shall, unless the context requires otherwise, mean “and/or” so as to be most inclusive;

(m) With respect to the Company or any of its Subsidiaries, the term “material” shall mean material to the Company and its Subsidiaries taken as a whole;

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(n) The words “hereof,” “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(o) References to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto;

(p) References to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation; and

(q) References to documents or other materials “provided” or “made available” to Merger Sub or similar phrases shall mean that such documents or other materials were present (and available for viewing by Merger Sub and its representatives) in the online data room hosted by Datasite and maintained by the Company and Seller for purposes of the Contemplated Transactions at least one (1) Business Day prior to the date hereof.

ARTICLE II

The Merger

2.1 The Merger.

(a) The Merger. On the Closing Date, the parties shall execute and file, in accordance with the DGCL, a certificate of merger substantially in the form attached hereto as Exhibit B (the “Certificate of Merger”), and shall make all other filings or recordings required under the DGCL to consummate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such later time as Parent and the Seller shall agree and specify in the Certificate of Merger. (The time the Merger becomes effective, the “Effective Time.”) At the Effective Time, in accordance with this Agreement and the DGCL, Merger Sub shall merge with and into the Company and the separate existence and corporate organization of Merger Sub shall cease and the Company shall survive the Merger as the surviving corporation (the “Surviving Corporation”). The Surviving Corporation shall succeed to and assume all the rights and obligations of Merger Sub and the Company in accordance with the DGCL. The Merger shall have the effects set forth in Section 259 of the DGCL.

(b) Certificate of Incorporation. Pursuant to the Merger, at the Effective Time, the Certificate of Incorporation of Merger Sub as in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. From and after the Effective Time, the Bylaws of Merger Sub as in effect at the Effective Time shall be the Bylaws of the Surviving Corporation, until changed or amended as provided therein or by applicable Law.

(c) Directors and Officers. The directors of Merger Sub shall be the directors of the Surviving Corporation, each such director to hold office in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation, until such director’s successor is duly elected and qualified, or such director’s earlier resignation or removal. The officers of the Company shall be the officers of the Surviving Corporation, each such officer to hold office in accordance with the Bylaws of the Surviving Corporation and until such officer’s successor is duly elected and qualified, or such officer’s earlier resignation or removal.

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(d) Stockholder Agreement. Subject to the terms and conditions set forth in this Agreement, at the Closing, Seller shall acquire from Parent, and Parent shall issue to Seller, in partial consideration for the Merger, the Issued Parent Common Stock free and clear of all Liens (other than as set forth in that certain Stockholder Agreement, dated as of the date hereof, by and among Parent, Seller and the other parties thereto (the “Stockholder Agreement”), and applicable state and federal securities Laws).

(e) Conversion of Equity Securities. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or Seller:

(i) all of the Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive the Merger Consideration;

(ii) each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation owned by Parent; and

(iii) each share of Company Common Stock held by the Company or by Parent or one of its Affiliates immediately prior to the Effective Time will be cancelled and will cease to exist, and no payment will be made with respect thereto.

(f) Dissenting Shares. In accordance with the DGCL, Seller hereby expressly waives any appraisal rights in respect of the Company Common Stock in connection with the Merger and the Second-Step Merger.

(g) The Second-Step Merger.

(i) The Second-Step Merger. Promptly after the Closing, but in all cases within one (1) Business Day thereof, Parent shall effect the Second-Step Merger by causing the Surviving Corporation to merge with and into Merger Sub 2, pursuant to which Merger Sub 2 will be the surviving limited liability company (the “Surviving LLC”), on the terms and conditions set forth in this Agreement and in accordance with the DGCL, and the DLLCA, as amended, by filing a certificate of merger in substantially the form attached hereto as Exhibit C (the “Second Certificate of Merger”). Following the Second-Step Merger, the effect of the Second-Step Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the effective time of the Second-Step Merger, all the property, rights, privileges, powers and franchises of the Surviving Corporation and Merger Sub 2 shall vest in the Surviving LLC, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving LLC.

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(ii) Limited Liability Company Agreement. The limited liability company agreement of Merger Sub 2 immediately prior to the effective time of the Second-Step Merger shall be the limited liability company agreement of the Surviving LLC immediately after the effective time of the Second-Step Merger until thereafter amended in accordance with Delaware Law and as provided in such limited liability company agreement.

(iii) Management. Parent shall be the managing member of the Surviving LLC immediately after the effective time of the Second-Step Merger. The officers of Surviving Corporation immediately prior to the effective time of the Merger shall be the officers of the Surviving LLC immediately after the effective time of the merger, each to hold office in accordance with the provisions of the limited liability company agreement of the Surviving LLC.

(iv) Conversion of Equity Securities. At the effective time of the Second-Step Merger, each share of common stock, $0.01 par value per share, of the Surviving Corporation that is issued and outstanding immediately prior to the effective time of the Second-Step Merger will, by virtue of the Second-Step Merger and without further action on the part of the Parent, as the sole stockholder of the Surviving Corporation, be cancelled and retired and shall cease to exist. At the effective time of the Second-Step Merger, each membership interest of Merger Sub 2 issued and outstanding immediately prior to the effective time of the Merger shall be converted into and become one fully paid and nonassessable membership interest of the Surviving LLC owned by Parent.

2.2 Payments at the Closing.

(a) The aggregate merger consideration to be paid by Parent (or its designee) in respect of the Merger (the “Merger Consideration”) will be calculated as follows: $79,946,500 (the “Cash Payment”) plus the Issued Parent Common Stock. The Merger Consideration shall be subject to adjustment in accordance with Section 2.4.

(b) At the Closing, Parent (or its designee) shall:

(i) pay or cause to be paid to Seller the Cash Payment plus the amount (if any) by which the Estimated Company Net Working Capital exceeds the Company Net Working Capital Target, minus the amount (if any) by which the Estimated Company Net Working Capital is less than the Company Net Working Capital Target, minus $23,655,856 (the “Company Estimated Closing Debt Amount”) minus $3,169,323 (the “Estimated Closing Company Transaction Expenses”), by wire transfer of immediately available funds to an account designated by Seller prior to the Closing Date;

(ii) deliver or cause to be delivered to the holders of the Funded Indebtedness, by wire transfer of immediately available funds, such cash amounts as are necessary to discharge in full the Funded Indebtedness pursuant to the Payoff Letters;

(iii) pay or cause to be paid the Company Transaction Expenses that are due and payable at Closing or immediately following Closing, by wire transfer of immediately available funds, pursuant to the Transaction Expense Invoices (other than any such Company Transaction Expenses that are subject to withholding, which shall be paid through the Company’s payroll promptly following the Closing, and any Employer Taxes);

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(iv) deliver 453,310 shares of the Issued Parent Common Stock (with appropriate restrictive legends) to the Company’s transfer agent (the “Transfer Agent”) to be held in escrow pending release in accordance with Section 2.4(e) (the “Escrowed Stock”); and

(v) issue and deliver the Issued Parent Common Stock less the Escrowed Stock to Seller.

2.3 Closing. The closing of transactions contemplated herein and the issuance of the Issued Parent Common Stock (the “Closing”) shall take place on the date of this Agreement remotely by the electronic exchange of documents and signatures at or on such other date or time as Merger Sub and Seller may otherwise agree in writing. The day on which the Closing actually occurs is referred to herein as the “Closing Date.”

2.4 Closing Date Estimates; Merger Consideration Adjustment.

(a) Estimated Company Closing Balance Sheet and Estimated Company Closing Statement. Seller has prepared and provided to Parent within one (1) Business Day prior to the Closing Date an estimated consolidated balance sheet of the Company and its Subsidiaries as of the Reference Time (the “Estimated Company Closing Balance Sheet”), together with a written statement (the “Estimated Company Closing Statement”) setting forth in reasonable detail its good faith estimated calculation of the Company Net Working Capital (the “Estimated Company Net Working Capital”), together with copies of Payoff Letters for all Funded Indebtedness and Transaction Expense Invoices for all Company Transaction Expenses. The Estimated Company Closing Balance Sheet and the Estimated Company Closing Statement, in each case, will be prepared in accordance with the Company Accounting Principles and the definitions of Company Net Working Capital herein. Following the date hereof, Seller shall provide Parent and its representatives reasonable access to the work papers and other books and records of the Company and its Subsidiaries for purposes of assisting Parent and its representatives in their review of the Estimated Company Closing Balance Sheet and the Estimated Company Closing Statement.

(b) Proposed Final Company Closing Balance Sheet and Proposed Final Company Closing Statement. Within ninety (90) calendar days after the Closing Date, Parent shall prepare or cause to be prepared, and will provide to Seller a consolidated balance sheet of the Company and its Subsidiaries as of the Reference Time (the “Proposed Final Company Closing Balance Sheet”), together with a written statement (the “Proposed Final Company Closing Statement”) setting forth in reasonable detail its proposed final determinations of the Company Closing Debt Amount, Company Net Working Capital and Company Transaction Expenses. The Proposed Final Company Closing Balance Sheet and the Proposed Final Company Closing Statement will be prepared in accordance with the Company Accounting Principles and the definitions of Company Closing Debt Amount, Company Net Working Capital and Company Transaction Expenses herein. Commencing with Parent’s delivery of the Proposed Final Company Closing Statement, Parent shall provide Seller and its representatives reasonable access to the work papers and other books and records of the Company and its Subsidiaries for purposes of assisting Seller and its representatives in their review of the Proposed Final Company Closing Balance Sheet and the Proposed Final Company Closing Statement. Except as expressly set forth in this Agreement, the proposed final Company Net Working Capital included in the Proposed Final

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Company Closing Statement will entirely disregard (i) any and all effects on the assets and liabilities of the Company and its Subsidiaries as a result of the consummation of the transactions contemplated by this Agreement or any of the financing or refinancing arrangements entered into at any time by Parent or Merger Sub or any other transaction entered into by Parent or Merger Sub, in each case, in connection with the consummation of the transactions contemplated by this Agreement and (ii) any of the transactions or changes that Parent makes or causes to be initiated or made after the Closing with respect to the Company or any of its Subsidiaries or their respective businesses or assets. The proposed final Company Net Working Capital included in the Proposed Final Company Closing Statement will be based solely on facts and circumstances as they exist as of the Reference Time. If, for any reason, Parent fails to deliver the Proposed Final Company Closing Statement within the time period required by this Section 2.4(b), the Estimated Company Closing Statement shall, at Seller’s election, constitute either (x) the Proposed Final Company Closing Statement as if delivered by Parent pursuant to this Section 2.4(b), and Seller shall have all of its rights under this Section 2.4 with respect thereto, including the right to dispute the calculations set forth therein in accordance with the provisions of this Section 2.4, or (y) the final, binding and conclusive determination of such amounts set forth therein and not subject to further review or dispute in accordance with Section 2.4(c) and 2.4(d).

(c) Dispute Notice. The Proposed Final Company Closing Balance Sheet and the Proposed Final Company Closing Statement (and the proposed final determinations of the Company Closing Debt Amount, Company Net Working Capital and Company Transaction Expenses set forth therein) will be final, conclusive and binding on the parties unless Seller provides a written notice (a “Dispute Notice”) to Parent no later than 5:00 p.m. (ET) on the thirtieth (30th) day after the delivery of the Proposed Final Company Closing Balance Sheet and the Proposed Final Company Closing Statement (the “Dispute Period”). Any Dispute Notice must set forth in reasonable detail (i) any item on the Proposed Final Company Closing Balance Sheet or the Proposed Final Company Closing Statement which Seller believes has not been prepared in accordance with this Agreement (such disputed amounts, the “Disputed Amounts”) and (ii) Seller’s alternative calculation of each such Disputed Amount; provided that such Disputed Amounts may only be based on mathematical errors or failure to calculate such amounts in accordance with this Agreement (including the relevant definitions). Any item or amount set forth in the Proposed Final Company Closing Balance Sheet or the Proposed Final Company Closing Statement to which no specific dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties upon the expiration of the Dispute Period and not subject to further review or dispute in accordance with this Section 2.4(c) and Section 2.4(d).

(d) Resolution of Disputes. Parent and Seller will in good faith attempt to promptly resolve the Disputed Amounts and agree upon the Adjustment Amount (as defined below), if any. Beginning twenty (20) Business Days after delivery of any Dispute Notice pursuant to Section 2.4(c), either Parent or Seller may provide written notice to the other (the “Dispute Submission Notice”) that it elects to submit the Disputed Amounts to Deloitte US or another nationally recognized independent accounting firm chosen jointly by Parent and Seller (the “Accounting Firm”). In the event that Deloitte US has not agreed to act as the Accounting Firm and an alternative Accounting Firm has not been selected by mutual agreement of Parent and Seller within ten (10) Business Days following the giving of the Dispute Submission Notice, each of Parent and Seller shall promptly select a nationally recognized independent accounting firm and promptly cause such two accounting firms to mutually select a third nationally recognized

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independent accounting firm to act as the Accounting Firm within twenty (20) Business Days of the giving of the Dispute Submission Notice. The Accounting Firm will promptly, in accordance with the rules set forth in the Accounting Firm’s engagement letter and its customary practices (it being agreed and understood that the Accounting Firm shall act as an expert and not an arbitrator when determining such Disputed Amounts), review only those unresolved Disputed Amounts specifically set forth and objected to in the Dispute Notice and resolve the dispute with respect to each such remaining Disputed Amount in accordance with this Agreement. In any such case, the Accounting Firm shall render a written decision as to each unresolved Disputed Amount, including a statement in reasonable detail of the basis for its decision and its calculation of the Adjustment Amount, if any, based on such decision, and such decision shall be based solely on (x) the Proposed Final Closing Statement, the Dispute Notice and any presentations and information provided by Parent and Seller, and not on independent review, and (y) whether the remaining Disputed Amounts contained mathematical errors or were inconsistent with the Company Accounting Principles or the definitions and the other applicable provisions of this Agreement. In no event shall the decision of the Accounting Firm provide for a calculation of any Disputed Amount that is (i) less than the lower calculation thereof shown in the disputed Proposed Final Closing Statement or in the Dispute Notice or (ii) greater than the higher calculation thereof shown in the disputed Proposed Final Closing Statement or in the Dispute Notice. Parent and Seller shall not have any ex parte communications with the Accounting Firm and any presentations and information provided to the Accounting Firm by a party shall be concurrently provided to the other party. The fees and expenses of the Accounting Firm shall be borne by Seller, on the one hand, and Parent, on the other hand, in inverse proportion to the manner in which such Person prevails on the items resolved by the Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be computed by the Accounting Firm at the time its determination of the items in dispute is rendered. For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of Seller’s position, 60% of the costs and expenses of the Accounting Firm would be borne by Parent and 40% would be borne by Seller. Except as provided in the preceding sentence, all other costs and expenses incurred by the parties in connection with resolving any Disputed Amounts hereunder before the Accounting Firm shall be borne by the party incurring such cost and expense. The decision of the Accounting Firm with respect to the Disputed Amounts submitted to it will be final, conclusive and binding on the parties, absent manifest error. Each of the parties to this Agreement agrees to use its commercially reasonable efforts to cooperate with the Accounting Firm (including by executing a customary engagement letter reasonably acceptable to it) and to cause the Accounting Firm to resolve any such dispute as soon as practicable after the commencement of the Accounting Firm’s engagement.

(e) Merger Consideration Adjustment. As finally determined pursuant to Section 2.4(c) and 2.4(d): (i) if the Company Closing Debt Amount exceeds the Company Estimated Closing Debt Amount, such excess shall be a “Negative Debt Adjustment Amount” (which shall be reflected as negative number) or if the Company Estimated Closing Debt Amount exceeds the Company Closing Debt Amount, such excess shall be a “Positive Debt Adjustment Amount”; (ii) if the Company Transaction Expenses exceed the Estimated Closing Company Transaction Expenses, such excess shall be a “Negative Expense Adjustment Amount” (which will be reflected as a negative number) or if the Estimated Closing Company Transaction Expenses exceed the Company Transaction Expenses, such excess shall be a “Positive Expense Adjustment Amount” (which will be reflected as a positive number); (iii) if the Final Company Net Working

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Capital is greater than the Estimated Net Working Capital by an amount in excess of the Collar Amount, the amount by which Final Company Net Working Capital exceeds the Estimated Net Working Capital minus the Collar Amount (such excess shall be a “Positive NWC Adjustment Amount”) and (iv) if the Final Company Net Working Capital is less than the Estimated Net Working Capital by an amount in excess of the Collar Amount, the amount by which Final Company Net Working Capital is less than the Estimated Company Net Working Capital minus the Collar Amount (such difference shall be a “Negative NWC Adjustment Amount,” which will be reflected as a negative number, and together with the Negative Debt Adjustment Amount or Positive Debt Adjustment Amount, as the case may be (if any), and the Negative Expense Adjustment Amount or Positive Expense Adjustment Amount, as the case may be (if any), and a Positive NWC Adjustment Amount (if any), the aggregate sum of all such amounts, the “Adjustment Amount”). To the extent there is a negative Adjustment Amount (which shall be reflected as a positive number), Parent may seek recovery for such negative Adjustment Amount against the value of the Escrowed Stock (valued based on the trading price of the Parent’s Common Stock as of the close of business on the date immediately preceding the Closing Date (the “Value”)) and Parent and Seller shall execute a joint instruction to the Transfer Agent to cancel and forfeit to the Company a number of shares of Escrowed Stock with a Value equal to the negative Adjustment Amount and, to the extent any Escrowed Stock remains, such remainder will be released to Seller, which shall remain subject to the terms and conditions of the Stockholder Agreement (including Section 10 therein); provided, that within five (5) Business Days after the determination of the Adjustment Amount pursuant to this Section 2.4 Seller shall have the option in its sole discretion to elect to pay, and shall pay, all or a portion of the negative Adjustment Amount in cash to Parent by wire transfer of immediately available funds and in accordance with the payment instructions provided to Seller by Parent, in which case Parent and Seller shall execute a joint instruction to the Transfer Agent to cancel and forfeit to the Company a number of shares of Escrowed Stock with a Value equal to the amount of the portion of the negative Adjustment Amount unpaid by Seller in cash upon the expiration of such five (5) Business Day period, if any, and release to Seller the remaining shares of Escrowed Stock, which shall remain subject to the terms and conditions of the Stockholder Agreement (including Section 10 therein); and provided, further, that in no event shall the negative Adjustment Amount exceed the total Value of the Escrowed Stock. The Parties will utilize the value of the average of the daily average high-low trading prices of a share of the Issued Parent Common Stock measured over the thirty-five (35) trading days preceding the Closing Date in determining the number of shares of the Issued Parent Common Stock and the Cash Payment to be exchanged for the Company Common Stock pursuant to Revenue Procedure 2018-12, Section 4.02.01(2). To the extent there is a positive Adjustment Amount, Parent shall pay to the Seller an amount equal to the positive Adjustment Amount, by wire transfer of immediately available funds and in accordance with the payment instructions provided to Parent by Seller, provided that in no event shall the positive Adjustment Amount exceed $4,000,000, and Parent and Seller shall execute a joint written instruction to the Transfer Agent to release to the Seller the Escrowed Stock, which shall remain subject to the terms and conditions of the Stockholder Agreement (including Section 10 therein). Any payment required under this Section 2.4 shall be made within five (5) Business Days of the determination of the Adjustment Amount pursuant to this Section 2.4. Buyer’s and Seller’s sole and exclusive remedy to recover any negative or positive Adjustment Amount (as applicable) is limited to the procedures set forth in this Section 2.4(e).

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(f) Tax Matters. Payment of any amount owed pursuant to this Section 2.4 shall be treated as an adjustment to the Merger Consideration for federal, state, local and non-U.S. income Tax purposes.

2.5 Withholding. Merger Sub, the Company, Parent, and each other applicable withholding agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement any withholding Taxes or other amounts required under the Code or any applicable Law to be deducted and withheld and any amounts so deducted or withheld shall be timely remitted by the withholding party to the applicable Taxing Authority. Upon becoming aware of any such withholding obligation, the withholding party shall provide notice to the Person with respect to whom such withholding obligation applies and shall cooperate with such Person to the extent commercially reasonable, in the context of the timing of the Closing and the need to withhold at the Closing, to obtain reduction of or relief from such deduction or withholding. To the extent that any such amounts are deducted or withheld and remitted by the withholding party to the applicable Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.6 Tax Free Reorganization Matters. Provided any negative Adjustment Amount is required to be settled pursuant to Section 2.4(e) using only such number of shares of Escrowed Stock as necessary such that after the final determination of the Merger Consideration, the aggregate Issued Parent Common Stock held by Seller represents at least forty percent (40%) of the Merger Consideration (as determined for purposes of Treasury Regulations Section 1.368-1(e)), the Parties hereto intend that, for U.S. federal income Tax purposes, (i) the Contemplated Transactions, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, applicable Treasury Regulations, and IRS Rev. Rul. 2001-46 to which each of Parent and the Company are to be Parties under Section 368(b) of the Code, applicable Treasury Regulations promulgated thereunder, and IRS Rev. Rul. 2001-46 and (ii) this Agreement shall be, and hereby is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) (collectively, the “Intended Tax Treatment”). The Parties will prepare and file all Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except to the extent otherwise required by a change in applicable law after the date hereof or a determination within the meaning of Section 1313(a) of the Code. Each of the Parties hereto agrees to (x) promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority, and (y) cooperate with each other and their respective counsel to document and provide factual support for the Intended Tax Treatment.

ARTICLE III

Representations and Warranties Regarding the Company

Except as set forth in the corresponding sections of the Company Disclosure Schedule (it being agreed that any matter disclosed in the Company Disclosure Schedule with respect to any section of this Agreement shall be deemed to have been disclosed with respect to any other section to the extent the applicability thereto is reasonably apparent on its face), each of the Company and Seller hereby represents and warrants to Merger Sub, Merger Sub 2 and Parent as follows:

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3.1 Organization and Power. The Company and each of its Subsidiaries is a corporation or legal entity duly incorporated, organized or formed, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation, organization or formation. The Company has full power and authority to execute, deliver and perform this Agreement and any Ancillary Agreement to which the Company is or will be a party, to consummate the Contemplated Transactions and to perform all of its obligations under each Contract by which it is bound. The Company and each of its Subsidiaries has all corporate or similar power and authority necessary to enable it to own or lease and to operate its properties and assets and carry on its business as currently conducted. The Company and each of its Subsidiaries are duly licensed or qualified to do business and are in good standing in the jurisdictions where the nature of the property owned or leased by the Company or its Subsidiaries or the nature of the business conducted makes such qualification necessary, except where failure to so qualify would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. True and complete copies of the Charter Documents, each as in effect as of the date of this Agreement, have previously been made available by Company to Parent. Each Charter Document is in full force and effect and Company and its Subsidiaries are not in material violation of their respective Charter Documents. Nothing in this Section 3.1 is intended to be or shall be interpreted as a representation or warranty with respect to the infringement, misappropriation or other violation of third-party Intellectual Property, which is addressed exclusively in Section 3.9(d).

3.2 Authorization and Enforceability. The execution and delivery of this Agreement and the Ancillary Agreements to which the Company is or will be a party and the performance by the Company of the Contemplated Transactions that are required to be performed by the Company have been duly authorized by all corporate actions and proceedings on behalf of the Company and no other corporate actions or proceedings on the part of the Company, its board of directors or its shareholders (including, without limitation, any shareholder vote or approval) are necessary to authorize the execution, delivery and performance of this Agreement or the Ancillary Agreements to which the Company is or will be a party or the consummation of the Contemplated Transactions that are required to be performed by the Company. This Agreement and the Ancillary Agreements to which the Company is or will be a party have been duly authorized, executed and delivered by the Company, and, assuming due execution and delivery of this Agreement by Merger Sub, Merger Sub 2 and Parent and such Ancillary Agreements by the other parties thereto, constitute valid and legally binding agreements of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

3.3 Capitalization of the Company and its Subsidiaries.

(a) The Company. The authorized capital stock of the Company consists of 3,000 shares of common stock, of which 656 shares are issued and outstanding and owned of record and beneficially by Seller and constitute the Company Common Stock. All outstanding shares of Company Common Stock were and are duly authorized, validly issued and fully paid and non-assessable, and were issued in compliance with applicable preemptive or similar rights and securities Laws or exemptions therefrom. Except for the shares of Company Common Stock owned and held by Seller, no other Equity Securities of the Company are issued, reserved for issuance or outstanding. No bonds, debentures, notes or other Indebtedness that have the right to vote on any matters on which stockholders of Company may vote are issued or outstanding (or

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which is convertible into or exchangeable for, Equity Securities having such rights). There are no rights to subscribe for or to purchase, or any agreements providing for the issuance (contingent or otherwise) of, any Equity Securities of the Company. There are no outstanding obligations of the Company or any its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company. There are no outstanding options, warrants, calls, convertible securities, exchangeable securities, rights, puts, commitments or agreements of any character, written or oral, to which the Company is or will be a party or by which it is bound providing for the issuance, delivery, sale, transfer, registration, disposition or acquisition, repurchase or redemption of any of the Company’s Equity Securities or obligating the Company to grant, extend or enter into any such option, warrant, call, convertible security, exchangeable security, right, put, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock or other equity or equity-based or similar rights with respect to the Company. There are no stockholder agreements, voting trusts, proxies or other similar contracts, agreements, arrangements, commitments, plans or understandings relating to the voting, dividend, ownership or transfer rights of any Equity Securities of the Company.

(b) Subsidiaries. Section 3.3(b) of the Company Disclosure Schedule sets forth a true and correct list of all Subsidiaries of the Company, listing for each Subsidiary of the Company its name, its jurisdiction of incorporation, organization or formation, its authorized Equity Securities, the number and type of its issued and outstanding Equity Securities and the current recorded ownership of such Equity Securities. All the outstanding Equity Securities of each of the Company’s Subsidiaries were and are validly issued, fully paid and nonassessable (to the extent applicable), have not been issued in violation of any preemptive or similar rights, and, are owned, directly or indirectly, by the Company free and clear of any Lien other than restrictions on transfer arising under applicable securities Laws. There are no rights to subscribe for or to purchase, or any agreements providing for the issuance (contingent or otherwise) of, any Equity Securities of the Company’s Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock or other equity or equity-based or similar rights with respect to any of the Company’s Subsidiaries. None of the Company’s Subsidiaries is a party to any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement, shareholders agreement or similar agreement with respect to the sale or voting of any Equity Securities of the Company’s Subsidiaries. Except for the Company’s Subsidiaries, neither the Company nor any Subsidiary of the Company owns or controls any Equity Security or other interest, or has the right to acquire any Equity Securities, of any other corporation, partnership, limited liability company or other business entity.

(c) Profits Interests. Each Equity Security granted by Seller that was intended to constitute a “profits interest” for United States federal income tax purposes has at all times qualified and currently qualifies as a “profits interest” under United States Internal Revenue Service Revenue Procedures 93-27 and 2001-43.

3.4 No Violation. The execution, delivery and performance by the Company and the Seller of this Agreement and the Ancillary Agreements to which the Company or the Seller (as applicable) is or will be a party, consummation of the Contemplated Transactions or other obligations that are required to be performed by the Company or the Seller (as applicable) and compliance with the terms of this Agreement or the Ancillary Agreements will not result in the creation of, or require the creation of, any Lien upon any Equity Securities or material properties

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or assets of the Company or conflict with, constitute or result in any violation or default (with or without notice or passage of time, or both) under, or give rise to a right of termination, modification, cancellation or acceleration of any obligation under (a) any provision of the Charter Documents, (b) assuming that all consents, approvals and authorizations contemplated by Section 3.5 have been obtained and all filings described therein have been made, any Law applicable to the Company or to any of its Subsidiaries or by which its or any of their respective properties or assets are bound or affected, or (c) any material Contract to which the Company or any of its Subsidiaries is a party or any material Company Permit.

3.5 Governmental Authorizations and Consents. No consents, licenses, permits, waivers, approvals or authorizations of, or registrations, notices, declarations or filings with, any Governmental Authority (“Governmental Consents”) are required to be obtained or made by the Company or its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements to which the Company is or will be a party or the consummation by the Company of the Contemplated Transactions, except as would not reasonably be expected to result in a material Liability to the Company and its Subsidiaries, taken as a whole, other than those Governmental Consents listed in Section 3.5 of the Company Disclosure Schedule.

3.6 Financial Statements.

(a) Section 3.6(a) of the Company Disclosure Schedule sets forth (i) the audited consolidated balance sheets of Performance Designed Products LLC and its Subsidiaries as of March 31, 2023 and March 31, 2022 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, together with appropriate notes to such financial statements and accompanied by the report of the Company’s independent public accountants with respect thereto (the “Audited Company Financial Statements”), and (ii) the unaudited consolidated balance sheet of Performance Designed Products LLC and its Subsidiaries as of December 31, 2023 (the “Current Balance Sheet Date” and such balance sheet, the “Current Balance Sheet”) and the related consolidated statements of income and cash flows for the nine-month period then ended (the “Unaudited Company Financial Statements” and, together with the Audited Company Financial Statements, the “Company Financial Statements”). The Company Financial Statements (i) have been prepared in accordance with GAAP consistently applied throughout the periods indicated (except that the Unaudited Company Financial Statements do not contain all the notes that may be required by GAAP and are subject to normal, recurring year-end adjustments consistent with past practice that would not, individually or in the aggregate, be material in amount), (ii) were derived from the historical accounting records of the Company, and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements.

(b) The Company and its Subsidiaries do not have any Liability, other than those (i) that are reflected on the Current Balance Sheet; (ii) that are incurred since the date of the Unaudited Company Financial Statements in the ordinary course of business consistent with past practice (none of which is a liability for breach of contract, breach of warranty, tort, misappropriation, infringement, violation of Law, claim or Proceeding); (iii) that are executory Liabilities expressly provided for in any of the Contracts of the Company and its Subsidiaries that have been made available to Parent, or (iv) that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect.

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(c) Section 3.6(c) of the Company Disclosure Schedules sets forth a correct and complete list of all outstanding Indebtedness of the Company and its Subsidiaries.

(d) Each of the Company and its Subsidiaries maintains and complies in all material respects with a system of accounting controls sufficient to provide reasonable assurances that (i) its business is operated, in all material respects, in accordance with management’s general or specific authorization and with applicable Laws, (ii) material transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for material items therein and (iii) access to properties and assets is permitted, in all material respects, in accordance with management’s general or specific authorization.

(e) All accounts and notes receivable (the “Accounts Receivable”) of the Company and its Subsidiaries that are reflected on the Company Financial Statements or arising subsequent to the Current Balance Sheet Date, to the extent still remaining unpaid, represent valid obligations owing to the Company or its Subsidiaries arising from sales actually made or services actually performed in the ordinary course of business and have been or will be billed and are generally due within ninety (90) days after such billing. All reserves for the collection of such Accounts Receivable shown on the Company Financial Statements were calculated in accordance with GAAP, and to the Knowledge of the Company, are adequate. During the past three (3) years, there have not been any write-offs as uncollectible of the Accounts Receivable, except for write-offs in the ordinary course of business and not in excess of $100,000 in the aggregate. To the Knowledge of the Company, there is no material contest, claim or right of set-off, other than returns in the ordinary course of business, relating to the amount or validity of any such Account Receivable.

(f) All accounts and notes payable (the “Accounts Payable”) of the Company and its Subsidiaries reflected on the Company Financial Statements and all Accounts Payable of the Company and its Subsidiaries arising subsequent to the Current Balance Sheet Date, (i) represent valid obligations owed by the Company or its Subsidiaries for products or services actually received (or, in the case of non-trade accounts or notes represent amounts payable in respect of other bona fide business transactions); (ii) have arisen in the ordinary course of business and (iii) are not materially delinquent in their payment.

3.7 Absence of Certain Changes. Since the date of the most recent Audited Company Financial Statements and through the date hereof, each of the Company and its Subsidiaries has conducted its business in the ordinary course and in a manner consistent with past practice, and there has not been any event, change, occurrence or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Without limiting the generality of the foregoing, since the date of the most recent Audited Company Financial Statements and through the date hereof, neither the Company nor any of its Subsidiaries has:

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(a) acquired (including by merger, consolidation, acquisition of stock or equity), or purchased substantially all of the assets of, any Person, or business or division thereof (other than inventory in the ordinary course of business consistent with past practice);

(b) incurred, assumed, guaranteed or discharged any Indebtedness, except in the ordinary course of business consistent with past practice;

(c) amended, modified or authorized the amendment of its certificate of incorporation, certificate of formation, limited liability company agreement, partnership agreement or bylaws or similar organizational or formation documents;

(d) sold, leased, transferred, mortgaged, assigned or encumbered any of the material assets, tangible or intangible, reflected on the Current Balance Sheet or any material assets acquired after the Current Balance Sheet Date, except for (i) personal property sold or otherwise disposed of in the ordinary course of its business consistent with past practice and (ii) Permitted Liens;

(e) except as set forth on Section 3.7(e) of the Company Disclosure Schedules, exclusively licensed, sold, transferred, abandoned or permitted to lapse any material Company Intellectual Property or material Exclusively Licensed IP;

(f) waived or cancelled any material claim or rights, account receivable or trade account outside of the ordinary course of business or in excess of $100,000 in the aggregate;

(g) suffered any material destruction, damage or loss of any asset (whether or not covered by insurance) exceeding $200,000;

(h) entered into any commitment for capital expenditures under which there remains outstanding payments or expenditure obligations exceeding $200,000 in the aggregate;

(i) made any change in accounting methods, principles or practices or changed any of the assumptions underlying, or methods of calculating, any bad debt, contingency or other reserve;

(j) made any loan to any Person;

(k) made any change in its trade payables and trade receivables and other credit, collection and payment policies, including without limitation (i) acceleration of collections or receivables (including through the use of discounts for early payment, requests for early payment or otherwise) and (ii) failure to pay payables when due or delay in payment of payables compared to past practices (including continuation of past practices with respect to early payment of payables to obtain the benefit of any payment discounts);

(l) settled any legal, judicial, administrative or arbitral Proceedings, hearings, orders, investigations, audits, charges, complaints or claims that required payment in excess of $150,000 or imposed any material limitation on the conduct of the Company or any of its Subsidiaries;

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(m) increased the salary or hourly wage, bonus opportunity, incentive compensation, equity or equity-based compensation, severance entitlement or other compensation or benefits of any Relevant Service Provider whose annualized base compensation exceeds $100,000, other than as required under the terms of any Company Plan as in effect as of immediately prior to the date hereof and provided to Parent or as may be required by Law;

(n) accelerated, terminated, made modifications to, or canceled any Company Material Contract or any Contract that, if in effect as of the date of this Agreement, would have been a Company Material Contract and, to the Knowledge of the Company, been informed that any other party thereto has done so;

(o) issued, sold or otherwise permitted to become outstanding any Equity Securities, or split, combined, reclassified, repurchased or redeemed any of its Equity Securities;

(p) encountered any labor union organizing activity or had any actual or overtly threatened employee strikes, work stoppages, slowdowns or lockouts;

(q) adopted a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

(r) declared, set aside or paid any dividends or distributions to its stockholders or otherwise in respect of any Equity Securities of the Company or purchase or redeem any of its capital stock;

(s) established, adopted, amended, modified or terminated any Company Plan;

(t) terminated the employment of or hired any Relevant Service Provider whose aggregate annualized compensation exceeds, or is expected to exceed, $100,000;

(u) changed or made any material Tax election, filed or cause to be filed any material amended Tax Return, surrendered any right to claim a material Tax refund or credit, settled or compromised any material federal, state, local or non-U.S. Tax liability or agreed to extend the statute of limitations in respect of any material amount of Taxes;

(v) increased the amount reserved for, or reserved any new amounts for, payment of any contingent Tax liability except in the ordinary course of business;

(w) entered into any lease that would be categorized as a capital lease under GAAP, other than in the ordinary course of business consistent with past practice; or

(x) authorized, agreed, resolved or committed to any of the foregoing.

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3.8 Real Property.

(a) Section 3.8(a) of the Company Disclosure Schedule includes a true, correct and complete list of all real property leases, subleases, licenses or other agreements that permit occupancy, pursuant to which the Company or any of its Subsidiaries (as tenant, lessee, licensee or user) leases or otherwise has rights to use the real property described therein (together with any amendment or modification thereto, the “Company Real Property Leases” and the properties leased thereunder, the “Company Leased Real Property”), identifying the lessor, lessee and address thereof. The leasehold interests relating to the Company Real Property Leases are free and clear of all Liens, other than Permitted Liens. None of the Company or any of its Subsidiaries have received any written notice from the other party to any Company Real Property Lease of the early termination or proposed early termination thereof (other than with respect to the termination of such lease at the applicable expiration date set forth in such Company Real Property Lease). Neither the Company nor any Subsidiary has subleased, assigned or otherwise granted to any Person the right to use or occupy the Company Leased Real Property or any portion thereof. Neither the Company nor any Subsidiary is obligated to pay any leasing or brokerage commission relating to any Company Real Property Lease that has not already been paid. No material construction, material alteration or other material leasehold improvement work with respect to any Company Real Property Lease remains to be paid for or to be performed by the Company or any Subsidiary.

(b) Section 3.8(b) of the Company Disclosure Schedule lists all real properties owned by the Company or its Subsidiaries (the “Company Owned Real Property”). The Company and its Subsidiaries, as applicable, have good, valid and insurable fee title to the Company Owned Real Property free and clear of any Liens, except for Permitted Liens. The Company is not a party to any agreement that grants any right or option to any other Person to purchase or lease an interest in such Company Owned Real Property.

(c) Section 3.8(c) of the Company Disclosure Schedule includes a true, correct and complete list of all leases, subleases, licenses or other agreements (together with any amendment or modification thereto, the “Occupancy Agreements”) pursuant to which the Company (as landlord) leases or grants to another party the right to use any of the Company Owned Real Property. A true, correct and complete copy of each written Occupancy Agreement has been made available to Parent, and a summary of all material terms of each oral Occupancy Agreement is set forth on Section 3.8(c) of the Company Disclosure Schedule.

(d) There is no pending or, to the Knowledge of the Company, threatened condemnation, expropriation, eminent domain or similar proceeding affecting all or any part of the Company Owned Real Property or Company Leased Real Property, and neither the Company nor any of its Subsidiaries have received any written notice thereof.

(e) None of the Company or any of its Subsidiaries has received any written notice of (i) uncorrected violations of building codes and/or zoning ordinances or other Laws affecting the Company Owned Real Property or Company Leased Real Property which remain uncorrected, or (ii) existing, pending or threatened zoning, building code or other moratorium proceedings. Neither the whole nor any material portion of the Company Owned Real Property or Company Leased Real Property has been damaged or destroyed by fire or other casualty that has not been substantially repaired. Each parcel of Company Owned Real Property or Company Leased Real Property is adequately served by proper utilities and other building services necessary for its current use and, to the Knowledge of the Company, all of the buildings and structures located thereon are structurally sound with no material defects that are not being addressed in the ordinary course and are in good operating condition in all material respects, ordinary wear and tear excepted. Neither the whole nor any portion of any Company Owned Real Property or Company Leased Real Property has been and remains damaged or destroyed by fire or other casualty. To the Knowledge of the Company, the Company or the applicable Subsidiary has the right to access a public road or other means of lawful access to and from the Company Owned Real Property or Company Leased Real Property.

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3.9 Intellectual Property.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a complete and correct list as of the date hereof of all patents, patent applications, trademark registrations and applications, copyright registrations and applications, and domain name registrations, (collectively, the “Company Registered IP”), and all social media accounts, in each case, that are within the Company Intellectual Property, and specifying as to each such item, as applicable, the owner (and registered owner, if different, and co-owner, as applicable), jurisdiction of application and/or registration, the application and/or registration number, the date of application or registration, and the status of application or registration. Each item of Company Registered IP identified in Schedule 3.9(a) of the Company Disclosure Schedule (i) is held and/or recorded in the name of the Company or one of its Subsidiaries, (ii) has been duly applied for or registered (as applicable), (iii) all past or outstanding maintenance obligations have been satisfied, as applicable, and (iv) is subsisting, valid and enforceable (except for pending applications for any such Company Registered IP).

(b) The Company or one of its Subsidiaries is the sole and exclusive owner of all rights in the Company Intellectual Property, free and clear of all Liens (other than Permitted Liens), adverse claims, or any requirement of any past, present or future royalty payment. The Company or a Subsidiary owns or otherwise has a valid right to use all material Intellectual Property used in connection with the business of the Company and its Subsidiaries as currently conducted. The Company Intellectual Property together with the Intellectual Property licensed to the Company or a Subsidiary under the Company IP Agreements constitutes all of the material Intellectual Property used in and necessary to conduct and operate the business of the Company and its Subsidiaries as currently conducted, other than (i) non-customized, Commercially Available Software licensed for less than $100,000 per annum, (ii) Intellectual Property licensed pursuant to non-exclusive licenses incidental to the sale or purchase of products or services in the ordinary course of business, and (iii) open source software.

(c) None of the material Company Registered IP is or has been involved in any opposition, cancellation, interference, reissue or reexamination Proceeding; and no material Company Intellectual Property is the subject of any Proceeding or any judicial, administrative or arbitral order, award, decree, injunction, or stipulation challenging the ownership, validity or enforceability thereof. In the last six (6) years, neither the Company nor a Subsidiary is or has been party to any Proceeding involving any claim that the Company or a Subsidiary infringed, misappropriated, diluted or otherwise violated the Intellectual Property of any third party.

(d) In the last six (6) years, neither the Company nor any of its Subsidiaries has received any written notice or written communication, or to the Knowledge of the Company oral notice or communication, stating or alleging that any material Company Intellectual Property or any material Intellectual Property exclusively licensed to the Company or a Subsidiary (“Exclusively Licensed IP”) is invalid or unenforceable, or challenging the Company’s or its

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Subsidiaries ownership of or right to use any such rights. In the last six (6) years, neither the Company nor a Subsidiary has sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to any material Company Intellectual Property or material Exclusively Licensed IP nor has the Company or a Subsidiary acquiesced in any such potential action or claim. The products and services of and the operation of the business of the Company and its Subsidiaries do not currently and have not in the past six (6) years infringed, misappropriated, diluted, or otherwise violated any Intellectual Property rights of third parties. To the Knowledge of the Company, no third party is infringing, misappropriating, diluting, or otherwise violating any material Company Intellectual Property or Exclusively Licensed IP, except where such infringement, misappropriation or violation would not be material to the Company and its Subsidiaries.

(e) The Company or a Subsidiary has secured from all of its employees, consultants or contractors who participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company or a Subsidiary (each, an “Inventor”) sole ownership of all of each Inventor’s right, title and interest in such Intellectual Property. Without limiting the foregoing, the Company or a Subsidiary has secured from each Inventor a written and enforceable agreement in favor of the Company or a Subsidiary providing for the non-disclosure by such Person of confidential information and assigning to the Company or a Subsidiary all right, title and interest to such Intellectual Property, which agreement includes a present tense assignment of present and future inventions and a waiver of moral rights and all other non-assignable rights.

(f) During the last six (6) years, the Company has taken (and caused its Subsidiaries to take) commercially reasonable precautions to protect and maintain the Company Intellectual Property, including the confidentiality of its trade secrets. During the last six (6) years, any disclosure by the Company or a Subsidiary of trade secrets included in Company Intellectual Property to any third party has been pursuant to the terms of a written agreement with such Person and any disclosure by the Company or a Subsidiary of trade secrets of a Person has been pursuant to the terms of a written agreement with such Person or otherwise permitted by Law.

(g) All Software included in Company Intellectual Property (“Company Software”) that is incorporated into a product or service of the Company or its Subsidiaries that is distributed to customers is distributed pursuant to an end user license agreement that has been made available to Parent. No Company Software or tangible embodiments thereof have been placed in escrow. The source code for Company Software has been documented in a professional manner that is consistent with customary code annotation conventions and practices in the Software industry. No material Company Software was developed in whole or in part using, or is linked to or distributed with, any Software, Software development toolkits, databases, libraries, scripts, or other, similar modules of Software that are subject to “open source” or similar license terms in a manner that subjects such Company Software to any copyleft license or that otherwise requires or purports to require the Company to grant any license with respect to Intellectual Property rights in such Company Software or to disclose or deliver the source code of such Company Software.

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(h) All information technology hardware and software used or held for use by the Company or a Subsidiary in its business (the “IT Assets”) are either owned by, licensed or leased to, the Company or a Subsidiary. The IT Assets are adequate and sufficient in all material respects to meet the processing and other business requirements of the Company and its Subsidiaries as the business is currently conducted. The IT Assets (i) operate and perform in all material respects in accordance with their written documentation and functional specifications, (ii) have been properly maintained, performed adequately and not materially malfunctioned or failed at any time during the last three (3) years (subject to temporary problems arising in the ordinary course of business or shutdowns for maintenance and upgrades that did not materially disrupt the operations of the Company and its Subsidiaries and which have been corrected), and (iii) owned by the Company and its Subsidiaries are, and to the Knowledge of the Company the IT Assets used by but not owned by the Company and its Subsidiaries are, free of any Malicious Code. “Malicious Code” means any computer code or any other procedures, routines or mechanisms which may: (A) disrupt, disable, harm or impair in any material way such Software’s operation, (B) cause such Software to damage or corrupt any data, storage media, programs, equipment or communications of the Company and its Subsidiaries or its clients, or otherwise interfere with the Company’s and its Subsidiaries’ operations or (C) permit any third party to access any such Software to cause disruption, disablement, harm, impairment, damage erasure or corruption (sometimes referred to as “traps”, “viruses”, “access codes”, “back doors” “Trojan horses,” “time bombs,” “worms,” or “drop dead devices”).

(i) During the last three (3) years, no Person has gained unauthorized access to any IT Asset that created a material risk or liability to the Company (excluding any external hack or similar attack that did not adversely affect the IT Assets for a prolonged period or pose any material threat to the operations of the IT Assets).

(j) The Company and its Subsidiaries have taken commercially reasonable precautions (including by way of outsourcing to third parties), including establishing and maintaining contingency plans, back-up facilities and disaster recovery technology processes consistent with industry standard practices, designed to protect (a) IT Assets and (b) the storage capacities and requirements of the Company and its Subsidiaries, in each case of (a) and (b) against (i) overload, failure, limitation of system capacities, manual misuses and other interruptions of regular business operations, (ii) fire, explosion, flood, any other calamity and other interruptions of regular business operations as well as (iii) unauthorized access or manipulation by third parties.

3.10 Privacy and Cybersecurity.

(a) During the past three (3) years, the Company and each of its Subsidiaries are in material compliance with and have at all times complied in all material respects with all Privacy Commitments. The Company and each of its Subsidiaries has established and maintains commercially reasonable technical, physical and organizational measures designed to protect Company Data to which the Company or any of its Subsidiaries has access or otherwise Processes, including against Data Security Breaches.

(b) The Company and each of its Subsidiaries in all material respects (i) have obtained all necessary rights, permissions, and consents to permit the transfer of Personal Information in connection with the transactions contemplated by this Agreement; and (ii) will, immediately following the Closing Date, continue to be permitted to Process Personal Information on substantially the same terms to those in effect as of the date of this Agreement.

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(c) There has been no material Data Security Breach.

(d) Neither the Company nor any of its Subsidiaries has received any order, request, warning, reprimand, inquiry, notification, allegation or claims (i) from a Governmental Authority regarding data privacy, cybersecurity, or its data handling or data sharing practices, or (ii) from any Person alleging that it is in violation of or has not complied in any respect with any Privacy Commitment. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is currently and has not previously been under investigation, or subject to any complaint, audit, proceeding, investigation, enforcement action, inquiry or claim, initiated by any (a) Governmental Authority, (b) state, federal or foreign self-regulating body, or (c) any Person, regarding or alleging that the Processing of Personal Information by the Company or any of its Subsidiaries is in violation of any Privacy Commitment. During the last three (3) years, neither the Company nor any of its Subsidiaries has received a claim in writing from any Person that claimed or threatened to claim any material amount of compensation (or an offer for compensation) from the Company or any of its Subsidiaries under or in connection with any actual or alleged violation of any Privacy Commitment.

3.11 Consumer Protection and False Advertising. The Company and each of its Subsidiaries are in material compliance with all applicable Consumer Protection Laws. No claims have been asserted or, to the Knowledge of the Company, threatened against the Company: (1) by any Governmental Authority, including but not limited to the FTC and any state attorneys general, alleging any material violation of any Person’s rights under any such Consumer Protection Laws, or (2) by any other Person alleging any violation of any Person’s rights under any such Consumer Protection Laws. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries are under investigation by any Governmental Authority for a violation of any applicable Consumer Protection Laws, and there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries (whether by a Governmental Authority or any other Person) relating to compliance with applicable Consumer Protection Laws by the Company, any of its Subsidiaries, or any third parties acting on its behalf.

3.12 Contracts.

(a) Material Contracts. Section 3.12(a) of the Company Disclosure Schedule is a true and complete list of all of the following Contracts to which the Company or its Subsidiaries is a party or by which they are bound (together with any amendment or modification thereto, the “Company Material Contracts”):

(i) Contracts evidencing any obligations of the Company or any of its Subsidiaries with respect to the issuance, sale, repurchase or redemption of any Equity Securities of the Company or any of its Subsidiaries;

(ii) all Company Real Property Leases and Occupancy Agreements;

(iii) all Company Employment Contracts;

(iv) all Company IP Agreements;

(v) Contracts with any Material Customers;

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(vi) Contracts with any Material Supplier;

(vii) Contracts relating to any product manufactured by the Company or any of its Subsidiaries;

(viii) leases of personal property under which the Company or any of its Subsidiaries is the lessee and is obligated to make payments more than $250,000 per annum;

(ix) Contracts relating to any Proceeding involving the Company or any of its Subsidiaries (A) entered into at any time during the last three (3) years that involve any payment in excess of $100,000 or that primarily involve any non-monetary rights or obligations or (B) under which material obligations binding the Company or its Subsidiaries remain outstanding;

(x) Contracts relating to the acquisition or disposition of any Equity Securities or any business, business segment, division, product line, material assets, material properties or Person (whether by merger, consolidation or other business combination, sale or purchase of securities, sale or purchase of assets or otherwise but excluding the acquisition or sale of inventory in the ordinary course of business consistent with past practice) entered into at any time during the last three (3) years or under which obligations binding the Company or its Subsidiaries remain outstanding;

(xi) Contracts limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business, acquire any entity or compete with any Person or in any market or geographical area, including any non-competition, non-solicit or other restrictive covenant agreement;

(xii) Contracts (A) providing for exclusivity, preferred treatment or any similar requirement, (B) containing a “requirements” obligation requiring Company or any of its Subsidiaries to purchase a designated portion of any type of material, product or other supplies, (C) with a “most favored nations” clause or other similar provision, or (D) with take-or-pay obligations;

(xiii) Contracts involving a joint venture or partnership or involving the sharing of profits, losses, costs or liability by either Company with any other Person;

(xiv) Contracts, mortgages, indentures, notes, bonds or other agreements for or relating to the incurrence or existence of Indebtedness, or the making of any loans to another Person or granting of Liens, other than Permitted Liens, on any property or asset of the Company or any of its Subsidiaries;

(xv) Contracts, bonds or agreements of guarantee in which the Company or any of its Subsidiary acts as a surety or guarantor with respect to any obligation (fixed or contingent) of another Person, other than any such guarantees of the obligations of the Company or any of its Subsidiary;

(xvi) Contracts under which the Company or any of its Subsidiaries has advanced or loaned any amount to any of its directors, officers, or employees;

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(xvii) Contracts containing restrictions with respect to payment of dividends or any other distributions in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries;

(xviii) any subscription, redemption or purchase agreements or other Contracts affecting or relating to the Equity Securities of the Company or any of its Subsidiaries, including, without limitation, any Contract with any equityholder of the Company or its Subsidiaries which includes registration rights, voting arrangements, operating covenants or similar provisions;

(xix) Contracts with Governmental Authorities;

(xx) each power of attorney granted by the Company or any of its Subsidiaries that is currently effective and outstanding;

(xxi) each collective bargaining agreement or other Contract with any labor union, labor organization or similar Person;

(xxii) pension, retirement, profit sharing, stock option, stock appreciation, stock purchase, deferred compensation, severance, retention bonuses, sale bonuses, equity incentive plans or other plans or arrangements for or with any Relevant Service Provider;

(xxiii) Contracts to which the Company or any of its Subsidiaries is a party with an Affiliate of the Company or any of its Subsidiaries, Seller or any Related Party; and

(xxiv) any Contract not otherwise listed above involving payments, or reasonably anticipated payments, to or from the Company or any of its Subsidiaries in excess of $1,000,000 per annum.

(b) Status of Material Contracts. A true, correct and complete copy of each written Company Material Contract and all amendments or other modifications thereto has been made available to Parent, and a true and complete summary of all material terms of each oral Company Material Contract is set forth on Section 3.12(b)of the Company Disclosure Schedule. All Company Material Contracts (a) are legal, valid, binding and in full force and effect and enforceable by the Company or its Subsidiaries as applicable in accordance with their respective terms (subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles) and (b) will continue to be legal, valid, binding, enforceable, and in full force and effect in all material respects following the consummation of the Contemplated Transactions. As to each Company Material Contract, the Company or the applicable Subsidiary of the Company, and, to the Knowledge of the Company, the other parties to such Company Material Contract, have fulfilled and performed in all material respects its obligations under such Company Material Contract and there does not exist thereunder any material breach or default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party to such Company Material Contract and no event has occurred that, with notice or lapse of time or both, would reasonably be expected to constitute such a breach or default. No notice has been received by the Company or any of its Subsidiaries of any default under or termination or threatened termination to any Company Material Contract or request to amend the terms of such Contract in a manner materially adverse to the Company or the applicable Subsidiary of the Company that is a party thereto.

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3.13 Compliance with Laws.

(a) The Company and its Subsidiaries are and, during the last three (3) years, have been in material compliance with all Laws that are applicable to them or the conduct or operation of their business or the ownership or use of any of their assets. During the last three (3) years, neither the Company nor any of its Subsidiaries has been charged by a Governmental Authority with a material violation of any Law and no notice has been received by the Company or any of its Subsidiaries alleging a material violation of or liability or potential responsibility under any Law. The Company and each Subsidiary of the Company owns, holds or possesses all permits, licenses, franchises, privileges, immunities, orders, approvals and other authorizations from Governmental Authorities that are used or necessary to entitle the Company and the Subsidiaries of the Company to own or lease, operate and use their assets and to carry on and conduct their business substantially as currently conducted (collectively, the “Company Permits”), except where the failure to own, hold or possess such Company Permits would not reasonably be expected to result in a material Liability to the Company and its Subsidiaries, taken as a whole. Section 3.13(a) of the Company Disclosure Schedule lists each material Company Permit. The Company or the applicable Subsidiary of the Company possesses all right, title and interest in and to, and has fulfilled and performed its obligations in all respects under, each of the material Company Permits, and each of the material Company Permits is valid, binding and in full force and effect. No event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any terms, conditions or provisions of any material Company Permit, except as would not reasonably be expected to result in a material Liability to the Company and its Subsidiaries, taken as a whole. During the last five (5) years, the Company, its Subsidiaries, and their respective directors, officers, employees, and, to the Knowledge of the Company, agents, and any person acting for, at the direction of, or on behalf of the Company or any of its Subsidiaries have complied in all material respects with all applicable import and export controls, anti-money laundering Laws and economic sanctions Laws of the United States, the United Nations Security Council, and any other applicable jurisdiction.

(b) During the last five (5) years, neither the Company, nor any of its Subsidiaries, nor any director, officer, or employee of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any agent or any person acting for, at the direction, or on behalf of the Company or any of its Subsidiaries has directly or indirectly violated any applicable Law, rule or regulation of any Governmental Authority (including the Foreign Corrupt Practices Act of 1977, as amended) related to any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other improper payment to any Person, regardless of form, whether in money, property, or services, except as would not reasonably be expected to result in a material Liability to the Company and its Subsidiaries, taken as a whole.

(c) None of the Company nor any of its Subsidiaries, nor any of their directors, officers or employees, nor, to the Knowledge of the Company, any agent or any person acting for, at the direction, or on behalf of any of them (i) has been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any Governmental Authority, including the U.S. Department of the Treasury, Office of Foreign

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Assets Control’s Specially Designated Nationals and Blocked Persons List, the U.S. Department of Commerce’s Denied Persons List or Entity List, the Debarred List maintained by the U.S. Department of State, or the List of Excluded Individuals and Entities maintained by the Office of Inspector General of the U.S. Department of Health and Human Services, (ii) has made, paid or received any unlawful bribes, kickbacks or other similar payments, or (iii) has made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate.

3.14 Environmental Matters.

(a) The Company and its Subsidiaries are and for the past three (3) years have been in compliance in all material respects with all applicable Environmental Laws, except for such noncompliance that has been fully and finally resolved with no further action required.

(b) The Company and its Subsidiaries have obtained, possess and filed timely application to renew all material permits, licenses, authorizations, registrations and other governmental consents required by applicable Environmental Laws (collectively referred to as “Environmental Permits”) and are and for the past three (3) years have been in compliance in all material respects with the terms and conditions of such Environmental Permits, except for such failure to obtain or failure to comply that has been fully and finally resolved with no further action required.

(c) Neither the Company nor any of its Subsidiaries has received written notice of any Proceeding alleging liability under any Environmental Law, material Environmental Claims or material environmental notices of violation (including any investigatory, corrective or remedial obligation) in the last three (3) years or, except for such Proceedings, Environmental Claims or notices of violation prior to such time that have been fully and finally resolved with no further action required.

(d) (i) Except as would not reasonably be expected to result in the Company or any of its Subsidiaries incurring any material liability or obligation pursuant to Environmental Law, there has been no Release of Hazardous Materials by the Company or any of its Subsidiaries at any real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries in violation of Environmental Law or that requires investigation or remediation pursuant to Environmental Law; (ii) there has been no Release of Hazardous Materials by any other Person at any real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries or any other location to which Hazardous Materials generated by or on behalf of the Company or any of its Subsidiaries have come to be located, that would reasonably be expected to result in the Company or any of its Subsidiaries incurring any material liability or obligation pursuant to Environmental Law; and (iii) except as would not reasonably be expected to result in the Company or any of its Subsidiaries incurring any material liability or obligation pursuant to Environmental Law, neither the Company nor any of its Subsidiaries has exposed any Person to Hazardous Materials in violation of Environmental Law or in an amount or manner that would reasonably be expected to result in the Company or any of its Subsidiaries incurring any liability or obligation pursuant to Environmental Law.

(e) Other than in the ordinary course of business, neither the Company nor any of its Subsidiaries has assumed by Contract or operation of Law the liability of any other Person pursuant to Environmental Law, and neither the Company nor any of its Subsidiaries is subject to any Orders or consent or settlement agreements pursuant to Environmental Laws.

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(f) The Seller and the Company have provided to Parent copies of any and all material documents in their possession, custody or control related to Environmental Matters, including without limitation all Environmental Permits, and material environmental reports, audits, sampling data, site assessments, risk assessments, and risk assessments.

3.15 Litigation. Except as set forth on Section 3.15 of the Company Disclosure Schedule, there are no, and in the last three (3) years there have been no, Proceedings pending or threatened in writing or, to the Knowledge of the Company, threatened orally, involving the Company or any of its Subsidiaries or their respective properties or business, at Law or in equity or before any Governmental Authority. Neither the Company nor any of its Subsidiaries is subject to any Order, and no event has occurred or circumstances exist that could give rise to or serve as a basis for the commencement of any Proceeding against, related to or affecting the Company, its Subsidiaries or their business, operations or assets.

3.16 Personnel Matters.

(a) True, accurate, and complete lists of all of the employees of the Company and its Subsidiaries (individually and collectively, “Company Personnel”), and their positions, work locations, hire dates, whether part time or full time, whether actively at work or on a leave of absence, statuses as exempt or nonexempt under applicable Laws, current annual base salaries or hourly wage rates (as applicable), bonuses paid for the calendar year 2023, bonus opportunities for the calendar year 2024, and whether eligible for commission opportunities for the calendar year 2024 are included in Section 3.16(a) of the Company Disclosure Schedule.

(b) There are no claims, disputes, actions, grievances, lawsuits, governmental audits or investigations, disciplinary actions or Proceedings pending or, to the Knowledge of the Company, threatened by, between or relating to the Company or any of its Subsidiaries and any Company Personnel, or otherwise relating to or arising under any laws governing labor, employment or employment practices.

(c) The currently effective written employee policies and manuals of the Company and its Subsidiaries are listed in Section 3.16(b) of the Company Disclosure Schedule, and true and complete copies of all such written employee policies and manuals have been made available to Parent.

(d) Section 3.16(d) of the Company Disclosure Schedule is a true and complete list of all written employment Contracts to which the Company or any of its Subsidiaries is a party with employees who receive, or are expected to receive, aggregate annualized compensation in excess of $100,000 (the “Company Employment Contracts”).

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3.17 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries (i) is a party to or otherwise bound by any collective bargaining agreements or other Contracts with any labor organization or union or other employee representative organization (and no such agreement is currently being requested by, or is under discussion by management with, any such union or labor organization, employee or others) or (ii) is obligated by, or subject to, any order of or settlement agreement or consent decree or other Contract with the National Labor Relations Board, the U.S. Department of Labor, the U.S. Equal Employment Opportunity Commission, or other similar Governmental Authority, board or administration, or any unfair labor practice decision.

(b) Neither the Company nor any of its Subsidiaries is a party or subject to any pending or, to the Knowledge of the Company, threatened unfair labor practice charge, complaint or Proceeding, or any grievance arbitration or Proceeding with respect to claims by or on behalf of, or obligations of, any employee or group of employees or representative of any employees (including any labor union or organization). Neither the Company nor any of its Subsidiaries has received any notice that any election petition, demand for recognition or labor representation request is or has been pending or threatened with respect to any employees of the Company or any of its Subsidiaries. No strike, lockout, slowdown, work stoppage or labor dispute is or has been pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary. To the Knowledge of the Company, no labor union, labor organization, group of employees or other employee representative organization is or has engaged in or threatened any organizing activity against, or with respect to any employees of, the Company or any of its Subsidiaries. None of the employees of the Company or any of its Subsidiaries are represented by a labor union, labor organization, group of employees or other employee representative organization.

(c) Each of the Company and its Subsidiaries is, and during the past three (3) years has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including but not limited to all Laws concerning the terms and conditions of employment, wages and hours, meal and rest breaks, overtime, fair employment practices, equal employment opportunity, employment discrimination, sexual or other harassment, training (including sexual harassment training), work-place safety and health, immigration, the proper classification and treatment of employees as exempt or non-exempt under the Fair Labor Standards Act and similar Laws, the proper classification and treatment of any independent contractor who has in the past or currently provides services to the Company or any Subsidiary, pay statements, reimbursements, record-keeping, paid time off, employee privacy, drug testing, background checks, hirings, terminations, COVID-19, restrictive covenants, unemployment insurance, workers’ compensation, notices, retaliation, plant closings or mass layoffs, and leaves of absence (including paid sick and safe leave and leave relating to COVID-19). The Company and each of its Subsidiaries has properly completed and retained a Form I-9 for each current and former employee. All amounts due or owing for all salary, wages, bonuses, commissions, vacation with pay, sick days, paid time off, reimbursements, fees, compensation, and benefits under the Company Plans or otherwise have either been paid or, if not yet due, are accurately reflected in the books and records of the Company.

(d) No employee of the Company or any of its Subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment, and each employee of the Company or any of its Subsidiaries is employed at will and may be terminated at any time for any reason. No officer or key employee of the Company or any of its Subsidiaries has submitted his or her resignation or, to the Knowledge of the Company, intends to resign within the twelve (12) months following the Closing Date.

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(e) No allegations of sexual or other harassment have been made against any employee, director, officer, member, manager, contractor, or other service provider of the Company or any of its Subsidiaries (in their respective capacities as such or, to the Knowledge of the Company, in any other capacity), and neither the Company nor any of its Subsidiaries has entered into any settlement, consent decree or other Contract resolving such allegations. The Company and its Subsidiaries have promptly, thoroughly, and impartially investigated all sexual or other harassment allegations of, or against, any employee, director, officer, member, manager, contractor, or other service provider and, with respect to each such allegation with potential merit, have taken prompt remedial action that is reasonably calculated to prevent further harassment. The Company and its Subsidiaries do provide and have provided sexual harassment training in accordance with applicable Law.

(f) To the Knowledge of the Company, the activities of the employees of the Company or its Subsidiaries do not conflict with or constitute a breach of the terms of any employment agreement, intellectual property disclosure agreement, restrictive covenant agreement, or other Contract under which any such employee is obligated or bound, and neither the Company nor any of its Subsidiaries has received any written allegation to the contrary.

3.18 Employee Benefits.

(a) Section 3.17(a) of the Company Disclosure Schedule lists (i) each employee benefit plan (as defined in Section 3(3) of ERISA), and (ii) each other bonus, stock option, stock purchase, restricted stock, restricted unit, profits interest, stock appreciation rights, phantom equity, other equity or equity-based, profit sharing, incentive, compensation, deferred compensation, retirement, pension, severance, retention, change in control, transaction bonus, employment, consulting, health, medical, dental, vision, disability, insurance, welfare, life insurance, retiree medical, retiree health or welfare, salary continuation, savings, paid time off, vacation, death benefit and fringe benefit or other similar plan, program, agreement or arrangement, in each case, whether written or unwritten, funded or unfunded, whether or not subject to ERISA, that is maintained or contributed to, or required to be contributed to, by Seller, the Company, or any Subsidiary of the Company for the benefit of any Relevant Service Provider or any of their respective beneficiaries or dependents, or with respect to which Seller, the Company or any of its Subsidiaries has any actual or contingent liability (each, a “Company Plan”).

(b) As applicable with respect to each Company Plan, the Company has provided to Parent true and complete copies of: (i) the Company Plan documents and all amendments thereto (or, in the case of an unwritten plan, a written description thereof), (ii) all material funding and administrative documents, including trust agreements, insurance contracts, custodial agreements and investment manager agreements, (iii) the latest favorable determination, opinion or advisory letter received from the Internal Revenue Service (“IRS”) regarding the qualification of each Company Plan covered by Section 401(a) of the Code, (iv) the three most recently filed annual reports (i.e., Form 5500 and all schedules thereto), (v) nondiscrimination testing results (or safe harbor notices) for the last three completed plan years; (vi) each summary plan description and each summary of material modification regarding the terms and provisions thereof, if applicable, (vii) the most recent actuarial report, and (viii) all material correspondence concerning IRS or Department of Labor audits or investigations or “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code.

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(c) Each Company Plan has been established, maintained, operated and administered in compliance in all material respects with its terms, all applicable Laws (including ERISA and the Code), and any collective bargaining or other agreement entered into with a union or labor organization.

(d) Neither Seller, the Company, any Subsidiary of the Company or any of their respective ERISA Affiliates currently sponsors, maintains or contributes to, is required to sponsor, maintain or contribute to, or has any liability (whether actual or contingent) with respect to, or has in the last six (6) years sponsored, maintained, contributed to or has been required to sponsor, maintain or contribute to, any (i) multiemployer plan, as defined in Section 3(37) of ERISA, (ii) employee benefit plan (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 or Section 430 of the Code, (iii) multiple employer plan, as defined in Section 413 of the Code, or (iv) multiple employer welfare arrangement, as defined in Section 3(40) of ERISA. Neither the Company nor any of its Subsidiaries has incurred any liability under Title IV of ERISA that has not been satisfied in full.

(e) Each Company Plan intended to qualify under Section 401(a) of the Code is the subject of a favorable determination letter from the IRS with respect to its qualified status (or with respect to a prototype plan, the plan may rely on an opinion letter from the IRS to the prototype plan sponsor), and, to the Knowledge of the Company, no event or circumstance has occurred that could adversely affect such qualified status.

(f) All contributions required to be made with respect to any Company Plan by applicable Law, any Company Plan document or other contractual undertaking, and all premiums due or payable with respect to any insurance policy funding any Company Plan, have been timely made or, if not yet due, properly accrued by the Company or the applicable Subsidiary of the Company.

(g) There are no pending or, to the Knowledge of the Company, threatened audits or Proceedings involving any Company Plan (other than non-material routine claims for benefits by individuals in the ordinary course of operating the Company Plans) or any fiduciary thereof or service provider thereto.

(h) Each Company Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, does and has at all times complied in both form and operation with the requirements of Section 409A of the Code in all material respects so that no amount paid pursuant to any such Company Plan is subject to Tax under Section 409A of the Code. No Relevant Service Provider is entitled to receive any gross-up or additional payment in connection with the Tax required by Section 409A or Section 4999 of the Code.

(i) No Company Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither the Company nor any Subsidiary of the Company has made a written or oral representation promising the same.

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(j) Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will, either alone or in connection with any other event, (i) result in any payment becoming due to any Relevant Service Provider thereof, (ii) increase any amount of compensation or benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any payments or benefits under any Company Plan, (iv) require any contribution or payment to fund any obligation under any Company Plan or (v) limit the right to merge, amend, modify or terminate any Company Plan.

(k) Neither the execution of, nor the consummation of the transactions contemplated by this Agreement, either alone or when combined with the occurrence of any other event, will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) of any payment or benefit (whether in cash or property or the vesting of property) that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(l) Neither the Company nor any Subsidiary of the Company, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Company Plan, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction which would subject any Company Plan, the Company or any Subsidiary of the Company or Merger Sub or Merger Sub 2 or Parent to a material Tax, penalty or liability for a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(m) In all material respects, the Company and each Subsidiary of the Company is in compliance with all applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and all regulations thereunder (together, the “ACA”), as well as any similar provisions of state or local law, including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(c)(4) of the Code and the regulations issued thereunder. No excise tax or penalty under the ACA, including Sections 4980D and 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Company Plan.

(n) The Company and each Subsidiary of the Company has, for purposes of each Company Plan and for all other purposes, correctly classified all individuals performing services for the Company or any of its Subsidiaries as common law employees, leased employees or independent contractors, as applicable.

3.19 Taxes and Tax Matters.

(a) All income Tax Returns and all other material Tax Returns required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (taking into account applicable extensions) and all such Tax Returns are true, correct and complete in all material respects. The Company and each of its Subsidiaries have paid (or caused to be paid) all income and other material Taxes that are due and payable (whether or not shown on any such Tax Return).

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(b) There is no material action, suit, Proceeding, audit, investigation or claim currently pending or, to the Knowledge of the Company, threatened in writing in respect of any Taxes for which the Company or any of its Subsidiaries is or may become liable, nor has any material deficiency or claim for any such Taxes been proposed, asserted or, to the Knowledge of the Company, threatened in writing.

(c) Neither the Company nor any of its Subsidiaries is subject to any Contract or agreement relating to the sharing, allocation or payment of, or indemnity for, any Taxes (other than customary commercial Contracts not primarily related to Taxes).

(d) The Company and each of its Subsidiaries has complied in all material respects with all rules and regulations relating to the withholding of Taxes.

(e) The Company and each of its Subsidiaries has (i) properly collected and remitted (in all material respects) all sales, use, value added, goods and services, harmonized sales, and similar Taxes with respect to sales made or services provided to its customers, or with respect to purchases of goods or services from its vendors and other third parties, and (ii) for all sales or services that are exempt from sales, use, value added, goods and services, harmonized sales, or similar Taxes that were made without charging or remitting any such Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale or service as exempt.

(f) There are no liens for Taxes upon any of the assets of the Company or any of its Subsidiaries or any other than Permitted Liens.

(g) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than as a result of extending the due date of a Tax Return in the ordinary course of business), which waiver or extension is still in effect.

(h) No unresolved written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that any such Company, Subsidiary is or may be subject to taxation by that jurisdiction.

(i) Neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated group or filed or been included in a combined, consolidated or unitary income Tax Return or (ii) has incurred any liability for Taxes of another Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law).

(j) Neither the Company nor any of its Subsidiaries has engaged in any transaction that is a “listed transaction” under Section 1.6011-4(b)(2) of the Treasury Regulations.

(k) Neither the Company nor any of its Subsidiaries has distributed the stock of another entity or has had its stock distributed by another entity in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

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(l) Neither the Company nor any of its Subsidiaries will, following the Closing, have any material liability for Taxes as a result of any (A) “closing agreement” as described in Section 7121 of the Code (or any comparable provision of Law in any jurisdiction) executed on or prior to the Closing Date, (B) installment sale or open transaction disposition made on or prior to the Closing Date, (C) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (D) any intercompany transaction or any excess loss account described in Treasury Regulations Section 1.1502-19 (or any similar provision of state, local or non-U.S. Tax Law), or (E) adjustment pursuant to section 481(a) of the Code (or any predecessor provision) or any similar provision of state, local, or non-U.S. Tax Law by reason of any change in accounting methods on or prior to the Closing Date.

(m) Neither the Company nor any of its Subsidiaries (i) has requested or received any Tax ruling or clearance from any Taxing Authority, or (ii) granted any power of attorney with respect to Taxes, in each case that would have a continuing effect after the Closing Date.

(n) The unpaid Taxes of the Company (i) did not as of the date of the Current Balance Sheet exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the Current Balance Sheet, and (ii) will not, as of the close of the Closing Date, exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns and preparing its financial statements.

(o) Neither the Company nor any of its Subsidiaries has made an election under Section 965(h) of the Code to defer the payment of any “net tax liability” as such term is defined in Section 965(h)(6) of the Code.

(p) Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty or otherwise under applicable Law) or otherwise has an office or a fixed place of business in a country other than a country in which it is organized.

(q) The Company is not, and has not been in the period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code.

(r) Seller is taxed as a partnership for federal (within the meaning of Treasury Regulations Section 301.7701-2(c)(2)) and state and local income tax purposes (where the applicable state or local jurisdiction conforms with the Treasury Regulations as to classification of entities).

3.20 Insurance. Section 3.20 of the Company Disclosure Schedule sets forth a list of all policies or binders of insurance maintained, owned or held by or on behalf of the Company or any Subsidiary of the Company (collectively, the “Insurance Contracts”), including the aggregate limits of such insurance (if specified) and estimated annual premiums with respect thereto. Each of the Company and its Subsidiaries maintains general liability, professional liability, product liability, fire, casualty, motor vehicle, workers’ compensation and other types of insurance comprised of the types and in the amounts customarily carried by businesses of similar size in the same industry. The Insurance Contracts are valid and binding in accordance with their terms and

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are in full force and effect and all premiums due and payable thereon have been paid in full. The Company or the applicable Subsidiary of the Company is not in default in any material respect with respect to any Insurance Contract nor has the Company or the applicable Subsidiary of the Company failed to give any required notice of any material claim under any such Insurance Contract in due and timely fashion. None of the Company or any Subsidiary of the Company has received (a) a written notice that would reasonably be expected to be followed by a written notice of cancellation or non-renewal of any insurance policy, (b) any notice of denial of coverage or reservation of rights with respect to any pending or threatened claims against any insurance policy, (c) any notice that any issuer of an insurance policy or binder has filed for protection under applicable bankruptcy or insolvency Laws or is otherwise in the process of liquidating or has been liquidated, or (d) any other indication that any insurance policy may no longer be in full force or effect. Since the Current Balance Sheet Date, neither the Company nor any Subsidiary of the Company has been refused any insurance nor has its coverage been reduced.

3.21 Assets.

(a) The Company or the applicable Subsidiary of the Company has good, clear and marketable title to all personal, tangible property and intangible property and assets they purport to own or possess (whether pursuant to a lease, license or otherwise) (the “Assets”), including those reflected on the Current Balance Sheet as being owned, and all of the Assets thereafter acquired by the Company or any Subsidiary of the Company (except to the extent that such Assets have been disposed of after the Current Balance Sheet Date in the ordinary course of business consistent with past practice), free and clear of all Liens other than Permitted Liens. There are no Assets or rights used in the operation of the business of the Company and the Subsidiaries of the Company and owned (or to the Knowledge of the Company, purported to be owned) by any Person other than the Company and the Subsidiaries of the Company that are not currently leased or licensed to the Company or any of the Subsidiaries of the Company under valid, current lease or license arrangements.

(b) The physical Assets are in good and serviceable operating condition and repair (subject to normal wear and tear and replacement in accordance with past practice) and are generally suitable for the uses for which intended. The Assets constitute all the properties, assets and rights which are necessary to conduct the business of the Company and its Subsidiaries after the Closing as currently conducted. During the past three (3) years there has not been any significant interruption of the operations of the business of the Company and the Company’s Subsidiaries due to inadequate maintenance of the Company’s or any of the Company’s Subsidiaries’ Assets or otherwise.

3.22 Related Party Transactions. Section 3.22 of the Company Disclosure Schedule sets forth all Contracts (other than Company Employment Contracts) between the Company or any of its Subsidiaries, on the one hand, and any (a) Related Party or (b) Person in which any director, officer or employee of the Company has a material economic interest (except for the ownership of less than 5% of the outstanding common stock of a publicly-traded corporation), on the other hand. No Related Party has any material interest in any property used by the Company or its Subsidiaries.

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3.23 No Brokers. None of the Company or any of its Subsidiaries has employed or retained any broker, finder or agent to act on their behalf in connection with this Agreement or the Contemplated Transactions, or incurred any liability to any broker, finder or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement or the Contemplated Transactions.

3.24 Material Suppliers. Section 3.24 of the Company Disclosure Schedules sets forth the top twenty (20) suppliers of the Company and its Subsidiaries based on the total paid consideration to each such supplier for goods or services rendered for the year ended December 31, 2023 (collectively, the “Material Suppliers”) and the corresponding amount of such total paid consideration. All Material Suppliers continue to be suppliers of the Company or the applicable Subsidiary of the Company. Since December 31, 2022, no Material Supplier has materially reduced its business with the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries has received any indication that any of the Material Suppliers has ceased, or intends to cease or materially change the terms (whether related to payment, price or otherwise), to supply goods or services to the Company or the applicable Subsidiary of the Company or to otherwise terminate or materially reduce its relationship with the Company or the applicable Subsidiary of the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

3.25 Material Customers. Section 3.25 of the Company Disclosure Schedules sets forth the top twenty (20) customers of the Company and its Subsidiaries based on the total revenue received from each customer for goods or services rendered for the year ended December 31, 2023 (collectively, the “Material Customers”) and the corresponding amount of such total received revenue. All Material Customers continue to be customers of the Company or the applicable Subsidiary of the Company. Since December 31, 2022, no Material Customer has materially reduced its business with the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries has received any indication that any of the Material Customers has ceased, or intends to cease or materially change the terms (whether related to payment, price or otherwise), to supply goods or services to the Company or the applicable Subsidiary of the Company or to otherwise terminate or materially reduce its relationship with the Company or the applicable Subsidiary of the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

3.26 Product Liability. Neither the Company, any of its Subsidiaries or any other Person has, except as set forth on Schedule 3.26, made any express warranties to third parties with respect to any products of the Company or its Subsidiaries during the past three (3) years. There have been no voluntary or mandatory product recalls by the Company or any of its Subsidiaries and there are no, and during the past three (3) years there have never been any, design, manufacturing or other defects, latent or otherwise, with respect to any such products (other than ordinary course warranty claims not in excess of $10,000 individually or $100,000 in any annual period). Except as set forth on Schedule 3.26, there are no and during the past three (3) years there have not been any disputes or controversies involving any customer, distributor, supplier or any other Person regarding the quality, merchantability or safety of or defect in, or involving a claim of breach of warranty which has not been fully resolved with respect to, or involving a claim for product liability damages directly or indirectly caused by, any product purchased, manufactured or sold by the Company or any of its Subsidiaries. Except as set forth on Schedule 3.26, during the past three (3) years, neither the Company nor any of its Subsidiaries has incurred any expense (whether or not covered by insurance) with respect to breach or alleged breach of warranty or for “goodwill” warranty or similar expenses relating to products or services incurred (whether or not incurred due to an actual breach of warranty).

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3.27 Disclaimer. Notwithstanding anything to the contrary contained in this Agreement, other than those representations and warranties expressly made by the Company or Seller in this Agreement or the Ancillary Agreements, as applicable, neither the Company, Seller nor any of their respective Affiliates, representatives or advisors has made, or shall be deemed to have made, to Merger Sub, Merger Sub 2, Parent or any other Person any representation or warranty, express or implied, and the assets and business of the Company and its Subsidiaries shall be deemed to be “as is, where is” on the Closing Date and in their then present condition. Without limiting the generality of the foregoing and except for those representations and warranties as expressly made by the Company or Seller in this Agreement or the Ancillary Agreements, no representation or warranty has been made or is being made herein to Merger Sub, Merger Sub 2, Parent or any other Person (i) with respect to any projections, forecasts, business plans, estimates or budgets delivered to or made available, to Parent, Merger Sub, Merger Sub 2 or any other Person, (ii) with respect to any other information or documents made available at any time to Merger Sub, Merger Sub 2, Parent or any other Person, or (iii) with respect to the merchantability, suitability, fitness for a particular purpose, or quality, with respect to any of the tangible assets of the Company or its Subsidiaries, or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent.

3.28 No Inducement or Reliance. The Company has not been induced by and has not relied upon any representations or warranties, whether express or implied, made by Merger Sub, Merger Sub 2 or Parent (or their respective Affiliates, officers, directors, employees, agents or representatives) that are not expressly set forth in this Agreement or the Ancillary Agreements, whether or not any such representations or warranties were made in writing or orally. For the avoidance of doubt, the Company acknowledges and agrees that neither Merger Sub, Merger Sub 2 nor Parent, nor their respective Affiliates, officers, directors, employees, agents or representatives, shall have any liability under this Agreement with respect to any information concerning Merger Sub, Merger Sub 2, Parent or any Subsidiary of Merger Sub, Merger Sub 2 or Parent not expressly represented and warranted to in this Agreement or the Ancillary Agreements, including, but only to the extent not also expressly represented and warranted to in this Agreement or the Ancillary Agreements, (a) any information regarding Merger Sub, Merger Sub 2, Parent or any Subsidiary of Merger Sub, Merger Sub 2 or Parent provided at any management presentation related to the Contemplated Transactions, (b) any information communicated by or made available through the data room process, or (c) any financial projection or forecast relating to Merger Sub, Merger Sub 2 or Parent or any Subsidiary of Merger Sub, Merger Sub 2 or Parent. Notwithstanding anything to the contrary herein, nothing in this Section 3.28 shall preclude the Company from asserting claims for Fraud against Merger Sub, Merger Sub 2 or Parent.

ARTICLE IV

Representations and Warranties of Seller

Except as set forth in the corresponding sections of the Company Disclosure Schedule (it being agreed that any matter disclosed in the Company Disclosure Schedule with respect to any section of this Agreement shall be deemed to have been disclosed with respect to any other section to the extent the applicability thereto is reasonably apparent on its face), Seller hereby represents and warrants to Merger Sub, Merger Sub 2 and Parent as follows:

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4.1 Organization and Power. Seller is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Seller has full limited liability company power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which Seller is or will be a party and to consummate the Contemplated Transactions.

4.2 Authorization and Enforceability. The execution and delivery of this Agreement and the performance by Seller of the Contemplated Transactions that are required to be performed by Seller have been duly and validly authorized by Seller and no other corporate or limited liability company proceedings on the part of Seller, its managers or its members (including, without limitation, any member vote or approval) are necessary to authorize the execution, delivery and performance of this Agreement or the Ancillary Agreements to which Seller is or will be a party or the consummation of the Contemplated Transactions that are required to be performed by Seller. This Agreement and the Ancillary Agreements to which Seller is or will be a party have been duly authorized, executed and delivered by Seller and, assuming due execution and delivery of this Agreement by Merger Sub, Merger Sub 2 and Parent and such Ancillary Agreements by the other parties thereto, constitute valid and legally binding agreements of Seller, enforceable against Seller in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.3 Ownership. Seller has good and marketable title to, and is the record and beneficial owner of, all of the Company Common Stock, free and clear of any Lien (other than applicable state and federal securities Laws), and Seller has all requisite legal right, power and authority to transfer such Company Common Stock to Merger Sub. Upon the consummation of the Contemplated Transactions, Merger Sub will acquire good and valid title to the Company Common Stock, free and clear of all Liens (other than applicable state and federal securities Law). Seller is not a party to any option, warrant, call, pledge, right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement or shareholders agreement with respect to the transfer, sale or voting of any Equity Securities of the Company. Except for Merger Sub’s rights under this Agreement, no Person has any written or oral agreement, option or warrant or any right or privilege (whether by Law, preemptive or contractual) capable of becoming such for the purchase or acquisition from Seller of any of the Company Common Stock.

4.4 No Violation. The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which Seller is or will be a party, consummation of the Contemplated Transactions or other obligations that are required to be performed by Seller and compliance with the terms of this Agreement or the Ancillary Agreements will not result in the creation of, or require the creation of, any Lien upon any shares of Equity Securities, properties or assets of Seller or conflict with, constitute or result in any violation or default (with or without notice or passage of time, or both) under, or give rise to a right of termination, modification, cancellation or acceleration of any obligation under (a) any provision of the organizational documents of Seller or (b) assuming that all consents, approvals and authorizations contemplated by Section 3.5 have been obtained and all filings described therein have been made, any Law applicable to Seller or the Company or by which the Company’s properties or assets are bound or affected, except, in the case of clause (b), to the extent that such conflict or violation in the aggregate with all other such conflicts or violations would not reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions.

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4.5 Governmental Authorizations and Consents. No Governmental Consents are required to be obtained or made by Seller in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements to which Seller is or will be a party or the consummation by Seller of the Contemplated Transactions, other than those Governmental Consents listed in Section 4.5 of the Company Disclosure Schedule, and except for those for which the failure to obtain such Governmental Consents would not be reasonably expected to have a Company Material Adverse Effect or material and adverse effect on the ability of Seller to consummate the Contemplated Transactions. No Order prohibits Seller from consummating the transactions contemplated by this Agreement.

4.6 Investment Intent. Seller is acquiring the shares of Issued Parent Common Stock to be purchased under this Agreement for its own account for investment, without a view to resale or distribution thereof in violation of federal or state securities Laws and with no present intention of distributing or reselling any part thereof.

4.7 Private Placement.

(a) Seller’s financial situation is such that Seller can afford to bear the economic risk of holding the Issued Parent Common Stock being purchased by Seller hereunder for an indefinite period of time, and Seller can afford to suffer the complete loss of Seller’s investment in the Issued Parent Common Stock.

(b) Seller’s knowledge and experience in financial and business matters are such that Seller is capable of evaluating the merits and risks of Seller’s investment in the Issued Parent Common Stock. Seller has extensive experience in the industry in which Parent and its Subsidiaries (including Merger Sub and Merger Sub 2) conduct their business, and has acquired unique and specialized knowledge of the related business affairs, policies, methods, personnel and problems of such industry and Parent and its Subsidiaries (including Merger Sub and Merger Sub 2), and Seller is basing its decision to invest in Parent on that familiarity and the express representations, warranties and Agreements contained in this Agreement, and not on any other representation, warranty, covenant or covenant, express or implied, that Parent or Merger Sub, Merger Sub 2 or any other Person has made or failed to make.

(c) Seller understands that the Issued Parent Common Stock acquired hereunder is a speculative investment that involves a high degree of risk of loss of the entire investment therein, that, pursuant to the Stockholder Agreement and applicable securities Law, there will be substantial restrictions on the transferability of the Issued Parent Common Stock and that, accordingly, it may not be possible for Seller to sell or pledge the Issued Parent Common Stock, or any interest in the Issued Parent Common Stock, in case of emergency or otherwise, other than in accordance with the terms of the Stockholder Agreement and applicable securities Law.

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(d) Seller and Seller’s representatives, including, to the extent Seller deems appropriate, Seller’s legal, professional, financial, tax and other advisors, have reviewed all documents provided to them in connection with Seller’s investment in the Issued Parent Common Stock, and Seller understands and is aware of the risks related to such investment.

(e) Seller is an “accredited investor” as such term is defined in Regulation D.

4.8 Investigation. Seller is knowledgeable about the industry in which Parent and its respective Subsidiaries operate and the Laws applicable to the businesses and operations of Parent and its Subsidiaries, and is experienced in the acquisition and management of businesses. Seller has been afforded reasonable access to the books and records, facilities and personnel of Parent and its Subsidiaries for purposes of conducting a due diligence investigation of Parent and its Subsidiaries. Seller has conducted a reasonable due diligence investigation of Parent and its Subsidiaries.

4.9 No Brokers. Seller has not employed or retained any broker, finder or agent to act on its behalf in connection with this Agreement or the Contemplated Transactions, or incurred any liability to any broker, finder or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement or the Contemplated Transactions.

4.10 Disclaimer. Notwithstanding anything to the contrary contained in this Agreement, other than those expressly representations and warranties made by the Company or Seller in this Agreement or the Ancillary Agreements, as applicable, neither the Company, Seller nor any of their respective Affiliates, representatives or advisors has made, or shall be deemed to have made, to Merger Sub, Merger Sub 2, Parent or any other Person any representation or warranty, express or implied, and the assets and business of the Company and its Subsidiaries shall be deemed to be “as is, where is” on the Closing Date and in their then present condition. Without limiting the generality of the foregoing and except for those representations and warranties expressly made by the Company or Seller in this Agreement or the Ancillary Agreements, no representation or warranty has been made or is being made herein to Merger Sub, Merger Sub 2, Parent or any other Person (i) with respect to any projections, forecasts, business plans, estimates or budgets delivered to or made available, to Parent, Merger Sub, Merger Sub 2, or any other Person, (ii) with respect to any other information or documents made available at any time to Merger Sub, Merger Sub 2, Parent or any other Person, or (iii) with respect to the merchantability, suitability, fitness for a particular purpose, or quality, with respect to any of the tangible assets of the Company or its Subsidiaries, or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent.

4.11 No Inducement or Reliance; Independent Assessment.

(a) Seller has not been induced by and has not relied upon any representations or warranties whether express or implied, made by Merger Sub, Merger Sub 2, or Parent (or their respective Affiliates, officers, directors, employees, agents or representatives) that are not expressly set forth in this Agreement or the Ancillary Agreements, whether or not any such representations or warranties were made in writing or orally.

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(b) Except for those representations and warranties expressly made by Merger Sub, Merger Sub 2, or Parent in this Agreement or the Ancillary Agreements, Seller acknowledges that none of Merger Sub, Merger Sub 2, Parent, their respective Subsidiaries, or their respective Affiliates, officers, directors, employees, agents or representatives makes, will make or has made any representation or warranty, express or implied, as to the prospects of Parent or any of its Subsidiaries or their respective profitability for Seller, or with respect to any forecasts, projections or business plans made available to Seller (or its Affiliates, officers, directors, employees, agents or representatives) in connection with Seller’s review of Parent and its Subsidiaries. Notwithstanding anything to the contrary herein, nothing in this Section 4.11 shall preclude Seller from asserting claims for Fraud against Merger Sub, Merger Sub 2, or Parent. For the avoidance of doubt, Seller acknowledges and agrees that neither Merger Sub, Merger Sub 2, nor Parent, nor their respective Affiliates, officers, directors, employees, agents or representatives, shall have any liability under this Agreement with respect to any information concerning Merger Sub, Merger Sub 2, Parent or any Subsidiary of Merger Sub, Merger Sub 2, or Parent not expressly represented and warranted to in this Agreement or the Ancillary Agreements, including, but only to the extent not also expressly represented and warranted to in this Agreement or the Ancillary Agreements, (a) any information regarding Merger Sub, Merger Sub 2, Parent or any Subsidiary of Merger Sub, Merger Sub 2, or Parent provided at any management presentation related to the Contemplated Transactions or (b) any information communicated by or made available through the data room process.

ARTICLE V

Representations and Warranties of Merger Sub, Merger Sub 2 and Parent

Except (a) as disclosed in the Parent SEC Documents at least three (3) Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the corresponding sections of Merger Sub Disclosure Schedule or Merger Sub 2 Disclosure Schedule (it being agreed that any matter disclosed in Merger Sub Disclosure Schedule or Merger Sub 2 Disclosure Schedule, as applicable, with respect to any section of this Agreement shall be deemed to have been disclosed with respect to any other section to the extent the applicability thereto is reasonably apparent on its face), Merger Sub, Merger Sub 2 and Parent hereby represents and warrants to Seller as follows:

5.1 Organization and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Nevada. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub 2 is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each of Merger Sub, Merger Sub 2 and Parent has full corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which Merger Sub, Merger Sub 2 or Parent is a party and to consummate the Contemplated Transactions and to perform all of their respective obligations under each material Contract by which it is bound. Parent, Merger Sub, Merger Sub 2 and each of their respective Subsidiaries are duly licensed or qualified to do business and are in good standing in the

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jurisdictions where the nature of the property owned or leased by Parent, Merger Sub, Merger Sub 2 or their respective Subsidiaries or the nature of the business conducted makes such qualification necessary, except where failure to so qualify would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. Each Charter Document of Parent, Merger Sub, Merger Sub 2 and their respective Subsidiaries is in full force and effect and Parent, Merger Sub, Merger Sub 2 and their respective Subsidiaries are not in material violation of their respective Charter Documents.

5.2 Authorization and Enforceability. The execution and delivery of this Agreement and the performance by each of Merger Sub, Merger Sub 2 and Parent of the Contemplated Transactions that are required to be performed by Merger Sub, Merger Sub 2 and Parent (as applicable) have been duly and validly authorized by all corporate actions and proceedings on behalf of Merger Sub, Merger Sub 2 and Parent and no other corporate proceedings on the part of Merger Sub, Merger Sub 2 or Parent, their respective board of directors (or similar governing body) or their respective equityholders (including, without limitation, any shareholder vote or approval) are necessary to authorize the execution, delivery and performance of this Agreement or the Ancillary Agreements to which Merger Sub, Merger Sub 2 or Parent is or will be a party or the consummation of the Contemplated Transactions that are required to be performed by Merger Sub, Merger Sub 2 and Parent. This Agreement and the Ancillary Agreements to which Merger Sub, Merger Sub 2 or Parent is a party have been duly authorized, executed and delivered by Merger Sub, Merger Sub 2 and Parent and, assuming due execution and delivery of this Agreement by Seller and the Company and such Ancillary Agreements by the other parties thereto, constitute valid and legally binding agreements of Merger Sub, Merger Sub 2 and Parent (as applicable), enforceable against Merger Sub, Merger Sub 2 and Parent (as applicable) in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5.3 No Violation. The execution, delivery and performance by Merger Sub, Merger Sub 2 and Parent of this Agreement and the Ancillary Agreements to which Merger Sub or Parent is or will be a party, consummation of the Contemplated Transactions or other obligations that are required to be performed by Merger Sub, Merger Sub 2 and Parent and compliance with the terms of this Agreement or the Ancillary Agreements will not result in the creation of, or require the creation of, any Lien upon any shares of capital stock, properties or assets of Merger Sub, Merger Sub 2 or Parent, including the Issued Parent Common Stock (other than restrictions under applicable state and federal securities Laws), or conflict with, constitute or result in any violation or default (with or without notice or passage of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under (a) any provision of the certificate of incorporation, bylaws or other similar organizational documents of Merger Sub, Merger Sub 2 or Parent or (b) assuming that all consents, approvals and authorizations contemplated by Section 3.5 have been obtained and all filings described therein have been made, any Law applicable to Merger Sub, Merger Sub 2 or Parent or by which their respective properties or assets are bound or affected, except, in the case of clause (b), to the extent that such conflict or violation in the aggregate with all other such conflicts or violations would not reasonably be expected to prevent or materially delay the ability of Merger Sub, Merger Sub 2 or Parent to consummate the Contemplated Transactions.

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5.4 Governmental Authorizations and Consents. No Governmental Consents are required to be obtained or made by Merger Sub, Merger Sub 2 or Parent in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements to which Merger Sub, Merger Sub 2 or Parent is a party or the consummation by Merger Sub, Merger Sub 2 or Parent of the Contemplated Transactions, and except for those for which the failure to obtain such Governmental Consents would not be reasonably expected to have a material and adverse effect on the ability of Merger Sub, Merger Sub 2 or Parent to consummate the Contemplated Transactions. No Law or Order prohibits Merger Sub, Merger Sub 2 or Parent from consummating the transactions contemplated by this Agreement.

5.5 No Brokers. Other than Jefferies LLC, none of Parent, Merger Sub, Merger Sub 2 or any of their respective Subsidiaries has employed or retained any broker, finder or agent to act on its behalf in connection with this Agreement or the Contemplated Transactions, or incurred any liability to any broker, finder or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement or the Contemplated Transactions.

5.6 Capital Structure.

(a) Capital Stock. As of the date of this Agreement, the authorized capital stock of Parent consists of: (i) 25,000,000 shares of Parent common stock, par value $0.001 per share (“Parent Common Stock”); and (ii) 1,000,000 shares of preferred stock, par value $0.001 per share, of Parent (the “Parent Preferred Stock”). As of March 12, 2024: (A) 17,604,339 shares of Parent Common Stock were issued and outstanding (not including shares held in treasury); (B) no shares of Parent Common Stock were issued and held by Parent in its treasury; and (C) no shares of Parent Preferred Stock are issued and outstanding or held by Parent in its treasury; and no additional shares of Parent Common Stock or shares of Parent Preferred Stock have been issued other than the issuance of shares of Parent Common Stock upon the exercise or settlement of Parent Equity Awards. All of the outstanding shares of capital stock of Parent are, and all shares of Issued Parent Common Stock which may be issued as contemplated or permitted by this Agreement, will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. As of the date of this Agreement, no Subsidiary of Parent owns any shares of Parent Common Stock.

(b) Stock Awards.

(i) As of the date of this Agreement, an aggregate of 1,071,526 shares of Parent Common Stock are available for future issuance under the Parent Stock Plans. As of the date of this Agreement, Parent has outstanding: (i) awards of Parent Stock Options in respect of 977,402 shares of Parent Common Stock, (ii) awards of Parent RSUs in respect of 740,791 shares of Parent Common Stock, and (iii) awards of Parent PSUs in respect of 325,334 shares of Parent Common Stock, determined based on achievement of maximum performance goals. All shares of Parent Common Stock subject to issuance under the Parent Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and non-assessable.

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(ii) Other than the Parent Equity Awards, as of the date of this Agreement, there are no outstanding (A) securities of Parent or any of its Subsidiaries convertible into or exchangeable for Parent Voting Debt or shares of capital stock of Parent or (B) options, warrants, calls, rights, puts or other agreements or commitments of any character, written or oral, to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any Parent Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) Parent. All outstanding shares of Parent Common Stock, all outstanding Parent Equity Awards, and all outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of Parent, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(iii) Other than the Parent Stock Plans and the Parent Equity Awards, as of the date of this Agreement, there are no outstanding Contracts requiring Parent or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Equity Securities of Parent or any of its Subsidiaries. Other than the Stockholders Agreement, neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect any Parent Common Stock.

(c) Voting Debt. No bonds, debentures, notes, or other indebtedness issued by Parent or any of its Subsidiaries: (i) having the right to vote on any matters on which stockholders or equityholders of Parent or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of Parent or any of its Subsidiaries (collectively, “Parent Voting Debt”) are issued or outstanding.

5.7 SEC Filings

(a) SEC Filings. Since January 1, 2020, Parent has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC (the “Parent SEC Documents”). True, correct, and complete copies of all Parent SEC Documents are publicly available on EDGAR. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents on the date it was filed. None of the Parent SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of Parent, none of the Parent SEC Documents filed on or prior to the date of this Agreement is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents. None of Parent’s Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

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5.8 Investigation. Each of Merger Sub, Merger Sub 2 and Parent are knowledgeable about the industry in which the Company and its Subsidiaries operate and the Laws applicable to the businesses and operations of the Company and its Subsidiaries, and is experienced in the acquisition and management of businesses. Each of Merger Sub, Merger Sub 2 and Parent have been afforded reasonable access to the books and records, facilities and personnel of the Company and its Subsidiaries for purposes of conducting a due diligence investigation of the Company and its Subsidiaries. Each of Merger Sub, Merger Sub 2 and Parent has conducted a reasonable due diligence investigation of the Company and its Subsidiaries.

5.9 Financial Statements.

(a) Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Parent SEC Documents: (i) complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of Parent and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

(b) Parent has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including policies and procedures that: (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of Parent’s management and the Parent Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of Parent and its Subsidiaries.

5.10 No Inducement or Reliance; Independent Assessment.

(a) Neither Parent, Merger Sub nor Merger Sub 2 has been induced by and neither have relied upon any representations or warranties whether express or implied, made by the Company or Seller (or their respective Affiliates, officers, directors, employees, agents or representatives) that are not expressly set forth in this Agreement or the Ancillary Agreements, whether or not any such representations or warranties were made in writing or orally. For the avoidance of doubt, Parent acknowledges and agrees that neither the Seller nor the Company, nor their respective Affiliates, officers, directors, employees, agents or representatives, shall have any liability under this Agreement with respect to any information concerning the Seller, the Company

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or the Subsidiaries of the Company not expressly represented and warranted to in this Agreement or the Ancillary Agreements, including, but only to the extent not also expressly represented and warranted to in this Agreement or the Ancillary Agreements, (a) any information regarding the Seller, the Company or the Subsidiaries of the Company provided at any management presentation related to the Contemplated Transactions, (b) any information communicated by or made available through the data room process, or (c) any financial projection or forecast relating to the Company or any of the Subsidiaries of the Company.

(b) Except for the representations and warranties expressly made by the Company or Seller in this Agreement or the Ancillary Agreements, each of Parent, Merger Sub and Merger Sub 2 acknowledges that none of the Company, the Subsidiaries of the Company, Seller or their respective Affiliates, officers, directors, employees, agents or representatives makes, will make or has made any representation or warranty, express or implied, as to the prospects of the Company or its profitability for Parent, Merger Sub or Merger Sub 2 or with respect to any forecasts, projections or business plans made available to Merger Sub, Merger Sub 2 or Parent (or their respective Affiliates, officers, directors, employees, agents or representatives) in connection with Merger Sub’s, Merger Sub 2’s and Parent’s review of the Company and its Subsidiaries. Notwithstanding anything to the contrary herein, nothing in this Section 5.10 shall preclude Parent, Merger Sub or Merger Sub 2 from asserting claims for Fraud against the Company or Seller.

5.11 Absence of Certain Changes or Events.

(a) Since the Applicable Date through the date of this Agreement, (i) except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of Parent and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice and (ii) there has not been or occurred any Parent Material Adverse Effect.

5.12 Taxes.

(a) Tax Returns and Payment of Taxes. Parent and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all Income and other material Tax Returns required to be filed by them. Such Tax Returns are true, complete, and correct in all material respects. Neither Parent nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns. All Income and other material Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, Parent has made an adequate provision for such Taxes in Parent’s financial statements included in the Parent SEC Documents (in accordance with GAAP). Parent’s most recent financial statements included in the Parent SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by Parent and its Subsidiaries through the date of such financial statements. Neither Parent nor any of its Subsidiaries has incurred any Liability for a material amount of Taxes since the date of Parent’s most recent financial statements included in the Parent SEC Documents outside of the ordinary course of business or otherwise inconsistent with past practice. The unpaid Taxes of Parent (i) did not as of the date of the Current Balance Sheet exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the Current Balance Sheet, and (ii) will not, as of the close of the Closing Date, exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns and preparing its financial statements.

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(b) Withholding. Parent and each of its Subsidiaries have withheld and timely paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee of Parent, creditor, customer, stockholder, or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(c) Sales and Use Taxes. Parent and each of its Subsidiaries has properly collected and remitted (in all material respects) all sales, use, value added, goods and services, harmonized sales, and similar Taxes with respect to sales made or services provided to its customers, or with respect to purchases of goods or services from its vendors and other third parties.

(d) Liens. There are no Liens for material Taxes upon the assets of Parent or any of its Subsidiaries other than Permitted Liens.

(e) Tax Deficiencies and Audits. No deficiency for any material amount of Taxes which has been proposed, asserted, or assessed in writing by any taxing authority against Parent or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of Parent or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of Parent or any of its Subsidiaries.

(f) Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where Parent and its Subsidiaries do not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to any material Tax in that jurisdiction.

(g) Tax Rulings. Neither Parent nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(h) Consolidated Groups, Transferee Liability, and Tax Agreements. Neither Parent nor any of its Subsidiaries: (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis (other than any such group including only Parent or its Subsidiaries); (ii) has any material liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state, or foreign Law), as a transferee or successor, or by Contract (other than customary commercial Contracts not primarily related to Taxes); or (iii) is a party to, bound by or has any material liability under any Tax sharing, allocation, or indemnification agreement or arrangement.

(i) Change in Accounting Method. Neither Parent nor any of its Subsidiaries has agreed to make, nor is it required to make, any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

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(j) Post-Closing Tax Items. Parent and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; or (iv) any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto.

(k) Section 355. Neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(l) Reportable Transactions. Neither Parent nor any of its Subsidiaries has been a party to any transaction that is a “listed transaction” under Section 1.6011-4(b)(2) of the Treasury Regulations.

(m) Permanent Establishment; USRPHC. Neither Parent nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty or otherwise under applicable Law) or otherwise has an office or a fixed place of business in a country other than a country in which it is organized. Parent is not, and has not been in the period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code.

5.13 Compliance; Permits.

(a) Compliance. Parent and each of its Subsidiaries is and, since the Applicable Date, has been in compliance with, all Laws applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound except as would not reasonably be expected to result in a material Liability to Parent and its Subsidiaries, taken as a whole. Since the Applicable Date, to the Knowledge of Parent, no Governmental Authority has issued any notice or notification stating that Parent or any of its Subsidiaries is not in compliance with any Law in any material respect.

(b) Since the Applicable Date, neither Parent, nor any of its Subsidiaries, nor, to the Knowledge of Parent, any director, officer, or employee of Parent or any of its Subsidiaries, nor, to the Knowledge of Parent, any agent or any person acting for, at the direction, or on behalf of Parent or any of its Subsidiaries has directly or indirectly violated any applicable Law, rule or regulation of any Governmental Authority (including the Foreign Corrupt Practices Act of 1977, as amended) related to any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other improper payment to any Person, regardless of form, whether in money, property, or services, except as would not reasonably be expected to result in a material Liability to Parent and its Subsidiaries, taken as a whole.

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(c) None of Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent any of their directors, officers or employees, nor, to the Knowledge of Parent, any agent or any person acting for, at the direction, or on behalf of any of them (i) has been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any Governmental Authority, including the U.S. Department of the Treasury, Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, the U.S. Department of Commerce’s Denied Persons List or Entity List, the Debarred List maintained by the U.S. Department of State, or the List of Excluded Individuals and Entities maintained by the Office of Inspector General of the U.S. Department of Health and Human Services, (ii) has made, paid or received any unlawful bribes, kickbacks or other similar payments, or (iii) has made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate.

(d) Permits. Parent and its Subsidiaries hold, to the extent necessary to own, lease and operate their respective properties or businesses as such properties and businesses are being operated as of the date of this Agreement, all permits, licenses, registrations, authorizations and approvals from Governmental Authorities (collectively, “Parent Permits”), except for any Parent Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the Applicable Date, no suspension, cancellation, non-renewal, or adverse modifications of any Parent Permits is pending or, to the Knowledge of Parent, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is and, since the Applicable Date, has been in compliance with the terms of all Parent Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.14 Litigation. There is no Proceedings pending or, to the Knowledge of Parent, threatened against any of Parent or its Subsidiaries, or any property or asset of Parent or any of its Subsidiaries, that if adversely determined, individually, or in the aggregate, would result in a Parent Material Adverse Effect. Except as would not have a Parent Material Adverse Effect, neither Parent nor any Subsidiary nor any property or asset of any of the foregoing is subject to any continuing material Order. Except as would not have a Parent Material Adverse Effect, there are no internal investigations or internal inquiries that, since the Applicable Date, have been conducted or are being conducted by or at the direction of the board of directors of Parent (or any committee thereof) regarding any material accounting practices of Parent or any of its Subsidiaries. For the avoidance of doubt, this Section 5.14 shall not apply to Taxes or the Parent Employee Plans.

5.15 Related Person Transactions. There are no Contracts, transactions, arrangements, or understandings between Parent or any of its Subsidiaries, on the one hand, and any Affiliate (including any director, officer, or employee) thereof or any holder of 5% or more of the shares of any class of Parent capital stock, but not including any wholly-owned Subsidiary of Parent, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in Parent’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

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5.16 Employee Matters. Except as would not have a Parent Material Adverse Effect, each employee benefit plan sponsored or maintained by Parent or any of its Subsidiaries for the benefit of any of their respective employees, officers or directors (each, a “Parent Employee Plan”) has been established, administered, maintained and operated in accordance with its terms and any related documents or agreements and in compliance with all applicable Laws, including but not limited to ERISA and the Code. Except as would not have a Parent Material Adverse Effect, each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS on which it may currently rely to the effect that such Parent Employee Plan is qualified and the related trusts are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or with respect to a prototype plan, can currently rely on an opinion or advisory letter from the IRS to the prototype plan sponsor, to the effect that such Parent Employee Plan is qualified and the related trusts are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code. None of Parent, any of its Subsidiaries or any Parent ERISA Affiliate maintains, contributes to, is required to contribute to, or has any Liability with respect to, (i) a “pension plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

5.17 Labor Matters.

(a) Except as would not have a Parent Material Adverse Effect, there are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries by or on behalf of any of their present or former employees.

(b) To the Knowledge of Parent, there is no labor union organizing or election activity pending or threatened with respect to the employees of Parent or any of its Subsidiaries that would, or would reasonably be expected to, result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has suffered or sustained any labor strike, slowdown or work stoppage since the Applicable Date and, to the Knowledge of Parent, no labor strike, slowdown or work stoppage is threatened by the employees of Parent or its Subsidiaries, in each case that would, or would reasonably be expected to, individually or in the aggregate, result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has engaged in any plant closing or employee layoff activities since the Current Balance Sheet Date that required the provision of notice under the WARN Act.

(c) Except as would not have a Parent Material Adverse Effect, since the Applicable Date, Parent and its Subsidiaries have complied with all applicable Laws related to the employment of their respective employees, including provisions related to payment of wages, hours of work, leaves of absence, equal opportunity, classification of employees and independent contractors, immigration, occupational health and safety, and workers’ compensation.

5.18 Environmental Matters.

(a) Except as would not have a Parent Material Adverse Effect, Parent and each of its Subsidiaries is, and since the Applicable Date has been, in compliance with Environmental Laws, and has obtained and filed timely application to renew and is, and since the Applicable Date has been, in compliance with Parent Environmental Permits (as defined below). Except as would not have a Parent Material Adverse Effect, there are no Proceedings pending, or, to the Knowledge of Parent, threatened before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification of any permits, licenses, authorizations, registrations and other governmental consents required by applicable Environmental Laws (the “Parent Environmental Permits”).

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(b) Except as would not have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has contractually assumed any liability of any other Person arising out of or pursuant to Environmental Laws or is subject to any Orders or consent or settlement agreements pursuant to Environmental Laws.

(c) There have or has been no (i) Releases of Hazardous Materials by Parent or any of its Subsidiaries at any real property currently or formerly owned, leased or operated by Parent or any of its Subsidiaries in violation of Environmental Law or that require investigation or remediation pursuant to Environmental Law, (ii) exposure of Persons to Hazardous Materials by Parent or any of its Subsidiaries in violation of Environmental Law or in an amount or manner that would reasonably be expected to result in Parent or any of its Subsidiaries incurring any liability or obligation pursuant to Environmental Law or (iii) to the Knowledge of Parent, Releases of Hazardous Materials by any other Person at any real property currently or formerly owned or leased by Parent or any of its Subsidiaries or any other location to which Hazardous Materials generated by or on behalf of Parent or any of its Subsidiaries have come to be located that would reasonably be expected to result in Parent or any of its Subsidiaries incurring any liability or obligation pursuant to Environmental Laws; in each case that would reasonably be expected, individually or in the aggregate, to result in a Parent Material Adverse Effect.

(d) Except as would not have a Parent Material Adverse Effect, there are no material Environmental Claims or material unresolved written environmental notices of violations (including any investigatory, corrective or remedial obligation) pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries.

5.19 Intellectual Property.

(a) Parent or one of its Subsidiaries is the sole and exclusive owner of all material Parent Intellectual Property free and clear of all Liens, other than Permitted Liens. Except as would not reasonably be expected, individually or in the aggregate, to result in a Parent Material Adverse Effect, (i) each item of registered or applied for Parent Intellectual Property (“Parent Registered IP”) is held and/or recorded in the name of the Parent or one of its Subsidiaries, (ii) has been duly applied for or registered (as applicable), (iii) is valid and enforceable (except for pending applications for any such Parent Intellectual Property), and (iv) for each item of Parent Registered IP, all past or outstanding maintenance obligations have been satisfied.

(b) Except as would not reasonably be expected, individually or in the aggregate, to result in a Parent Material Adverse Effect, Parent or one of its Subsidiaries is the sole and exclusive owner of all material Parent Intellectual Property, free and clear of all Liens, other than Permitted Liens. Except as would not reasonably be expected, individually or in the aggregate, to result in a Parent Material Adverse Effect, Parent or one of its Subsidiaries has secured from all employees, consultants or contractors who participated in the conception, reduction to practice, creation or development of any material Parent Intellectual Property sole ownership of each such Person’s right, title and interest in such material Parent Intellectual Property pursuant to a written and enforceable agreement in favor of Parent or its Subsidiary, or such ownership has vested under applicable law.

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(c) No Proceedings are pending, and, to the Knowledge of Parent, no Proceeding is threatened in writing against Parent or its Subsidiaries, alleging that Parent or any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person, except as would not reasonably be expected, individually or in the aggregate, to result in a Parent Material Adverse Effect. Except as would not reasonably be expected, individually or in the aggregate, to result in a Parent Material Adverse Effect, (i) the products and services of and the operation of the business of Parent and its Subsidiaries do not currently and have not in the past three (3) years infringed, misappropriated, diluted, or otherwise violated any Intellectual Property of any Person, (ii) to the Knowledge of Parent, no Person is infringing, misappropriating, diluting, or otherwise violating any Parent Intellectual Property and (iii) in the last three (3) years, neither Parent nor any of its Subsidiaries has sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to any Parent Intellectual Property.

(d) Parent and its Subsidiaries have taken commercially reasonable actions to maintain (and continue to maintain), as confidential, and to reasonably protect, all material Parent Intellectual Property, including trade secrets, except as would not reasonably be expected, individually or in the aggregate, to result in a Parent Material Adverse Effect. To the Knowledge of Parent, there has been no material unauthorized disclosure or use of, or access to, information that Parent or its Subsidiaries maintain or intended to maintain as a material trade secret.

(e) Except as would not reasonably be expected, individually or in the aggregate, to result in a Parent Material Adverse Effect, neither Parent nor any Subsidiary of Parent has distributed any Software included in the Parent Intellectual Property (“Parent Software”) subject to “open source” or similar license terms in a manner that subjects such Parent Software to any copyleft license that requires or purports to require Parent or its Subsidiary to grant any license with respect to Intellectual Property rights in such Parent Software or to disclose or deliver the source code of such Parent Software.

5.20 Real Property.

(a) The leasehold interests relating to the all real property leases, subleases, licenses or other agreements that permit occupancy, pursuant to which Parent or any of its Subsidiaries (as tenant, lessee, licensee or user) leases or otherwise has rights to use the real property described therein (together with any amendment or modification thereto, the “Parent Real Property Leases” and the properties leased thereunder, the “Parent Leased Real Property”) are free and clear of all Liens, other than Permitted Liens. None of Parent or any of its Subsidiaries have received any written notice from the other party to any Parent Real Property Lease of the early termination or proposed early termination thereof (other than with respect to the termination of such lease at the applicable expiration date set forth in such Parent Real Property Lease). Neither Parent nor any Subsidiary has subleased, assigned or otherwise granted to any Person the right to use or occupy the Parent Leased Real Property or any portion thereof. Neither Parent nor any Subsidiary is obligated to pay any leasing or brokerage commission relating to any Parent Real Property Lease that has not already been paid. No material construction, material alteration or other material leasehold improvement work with respect to any Parent Real Property Lease remains to be paid for or to be performed by Parent or any Subsidiary.

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(b) Parent and its Subsidiaries, as applicable, have good, valid and insurable fee title to all real properties owned by Parent or its Subsidiaries (the “Parent Owned Real Property”) free and clear of any Liens, except for Permitted Liens. Parent is not a party to any agreement that grants any right or option to any other Person to purchase or lease an interest in such Parent Owned Real Property.

(c) There is no pending or, to the Knowledge of Parent, threatened condemnation, expropriation, eminent domain or similar proceeding affecting all or any part of the Parent Owned Real Property or Parent Leased Real Property, and neither the Company nor any of its Subsidiaries have received any written notice thereof.

(d) None of Parent or any of its Subsidiaries has received any written notice of (i) uncorrected violations of building codes and/or zoning ordinances or other Laws affecting the Parent Owned Real Property or Parent Leased Real Property which remain uncorrected, or (ii) existing, pending or threatened zoning, building code or other moratorium proceedings. Neither the whole nor any material portion of the Parent Owned Real Property or Parent Leased Real Property has been damaged or destroyed by fire or other casualty that has not been substantially repaired. Each parcel of Parent Owned Real Property or Parent Leased Real Property is adequately served by proper utilities and other building services necessary for its current use and, to the Knowledge of Parent, all of the buildings and structures located thereon are structurally sound with no material defects that are not being addressed in the ordinary course and are in good operating condition in all material respects, ordinary wear and tear excepted. Neither the whole nor any portion of any Parent Owned Real Property or Parent Leased Real Property has been and remains damaged or destroyed by fire or other casualty. To the Knowledge of Parent, Parent or the applicable Subsidiary has the right to access a public road or other means of lawful access to and from the Parent Owned Real Property or Parent Leased Real Property.

5.21 Contracts.

(a) Material Contracts. For purposes of this Agreement, “Parent Material Contract” shall mean the following to which Parent or any of its Subsidiaries is a party or any of the respective assets are bound (but in all cases, excluding any Parent Employee Plans or any purchaser order entered into in the ordinary course of business consistent with past practice): any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by Parent with the SEC.

(b) Status of Material Contracts. (i) All Parent Material Contracts are legal, valid, and binding on Parent or its applicable Subsidiary, enforceable against it in accordance with its terms, and is in full force and effect; (ii) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, any Parent Material Contract; and (iii) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any third party is in breach, or has received written notice of breach, of any Parent Material Contract.

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5.22 R&W Insurance Policy. The R&W Policy is in full force and effect as of the Closing, and neither Parent, Merger Sub, Merger Sub 2 nor any of their respective Affiliates has received any written notice of cancellation of, material premium increase with respect to, or alteration of coverage under, the R&W Policy. All premiums on and fees and expenses (including any underwriting fees and surplus lines taxes) relating to the R&W Policy that are required to be paid on or before the Closing have been paid or will be paid at Closing in accordance with the terms of the R&W Policy.

ARTICLE VI

Covenants

6.1 Certain Tax Matters.

(a) Straddle Period. For all purposes of this Agreement (including for purposes of determining the amount of current non-income Tax liabilities to be included in Company Net Working Capital), Taxes shall be computed consistent with the past practices of the Company, unless otherwise required by applicable Law, and the portion of any Tax for a Straddle Period that is allocable to the Pre-Closing Tax Period shall be: (i) in the case of property Taxes and other Taxes similarly imposed on a periodic basis, deemed to be the amount of such Taxes for the entire relevant period multiplied by a fraction, the numerator of which is the number of calendar days of such period up to and including the Closing Date and the denominator of which is the number of calendar days in the entire period, and (ii) in the case of all other Taxes (including income, capital gains and similar Taxes), determined as though the applicable taxable year terminated on (and included) the Closing Date; provided that all transactions outside the ordinary course of business taking place after the Closing shall be allocated to the period beginning after the Closing Date. For purposes of this Section 6.1(a), to the extent permissible under applicable Law, all fees and expenses incurred in connection with the Contemplated Transactions that are incurred by Seller at the direction and for the benefit of Seller shall be included in the relevant Pre-Closing Tax Period.

(b) Tax Return Preparation; Negative Covenants.

(i) Tax Return Preparation.

(A) The Surviving LLC shall (and Parent shall cause the Surviving LLC to) prepare, or cause to be prepared, and file, or cause to be filed, on a timely basis all Tax Returns of the Company and its Subsidiaries for a Straddle Period.

(B) To the extent any Tax Return in this Section 6.1(b)(i) is prepared prior to the final determination of the Merger Consideration pursuant to Section 2.4 and such Tax Return could reasonably be expected to affect the final determination of the Merger Consideration: All such Tax Returns shall be prepared in a manner consistent with past practice of the Company and its Subsidiaries unless otherwise required by applicable law. The Surviving LLC shall (and Parent shall cause the Surviving LLC to) provide Seller with a draft copy of each such Tax Return that is an Income Tax Return at least fifteen (15) days prior to the filing of such return for its review and comment, and shall consider in good faith any reasonable comments from Seller with respect to such Income Tax Return. For the avoidance of doubt, Income Taxes with respect to a Pre-Closing Tax Period shall be considered to be paid as of the Closing Date to the extent the Surviving LLC or any of its Subsidiaries has made estimated or similar Tax payments or has otherwise pre-paid any Taxes, including by applying any entitlement to a refund of, or credit for, Taxes against any current or future Tax liability but shall not be less than zero in any jurisdiction.

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(ii) Negative Covenants. Except to the extent required by applicable law, until the Merger Consideration is finally determined pursuant to Section 2.4, neither the Surviving LLC nor any of its Subsidiaries shall (and Parent shall cause the Surviving LLC and its Subsidiaries not to), without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed, take any of the following actions: (i) amend or cause the amendment any Tax Return of the Company or its Subsidiaries relating to a Tax period ending on or before the Closing Date or a Straddle Period; (ii) make or change any Tax election regarding the Company or its Subsidiaries with respect to a Tax period ending on or before the Closing Date or Straddle Period; (iii) agree to the extension or waiver of the statute of limitations period or take any other action that has the effect of extending the period of assessment or collection of any Taxes of or with respect to the Company or its Subsidiaries; (iv) file any Tax Return of the Company or its Subsidiaries with respect to a Tax period ending on or before the Closing Date or Straddle Period in any jurisdiction if the Company or its Subsidiaries did not file a comparable Tax Return involving similar Tax items in such jurisdiction in the immediately preceding Tax period; (v) initiate any discussion or enter into any voluntary disclosure program (or similar program or agreement) with a Governmental Authority regarding any Tax (whether asserted or unasserted) or Tax Return with respect to the Company or its Subsidiaries relating to a Tax period ending on or before the Closing Date or Straddle Period; or (vi) make any election under Section 338 of the Code (or any similar provision under state, local, or foreign law) with respect to the purchase of the Company Common Stock pursuant to this Agreement.

(c) Cooperation on Tax Matters. The Surviving LLC shall (and Parent shall cause the Surviving LLC to) and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 6.1 and any Tax Contest. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Surviving LLC and Seller agree (and Parent shall cause the Surviving LLC) (x) to retain all books and records with respect to Tax matters pertinent to the Company relating to any Pre-Closing Tax Period until the expiration of the statute of limitations (and, to the extent notified by the Surviving LLC or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (y) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other so requests, the Surviving LLC shall (and Parent shall cause the Surviving LLC to) or Seller shall, as the case may be, allow the other to take possession of such books and records.

(d) Certain Taxes. Any Transfer Taxes shall be paid fifty percent (50%) by Seller on the one hand, and fifty percent (50%) by Surviving LLC on the other. Each of Surviving LLC and Seller shall (or shall cause its Affiliate to) file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other Party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

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6.2 Employee Matters.

(a) Parent agrees that each active employee of the Company who continues employment with the Surviving Corporation, the Surviving LLC or any of their respective Subsidiaries after the Closing Date (a “Continuing Employee”) shall be provided, for a period extending until the earlier of the termination of such Continuing Employee’s employment with such entities or the first anniversary of the Closing Date, with (i) base salary, target annual bonus opportunity and commissions (other than any equity-based incentive compensation, retention, change-in-control, sale bonus and any other special or non-recurring compensation items) that are comparable in the aggregate to the base salary, target annual bonus opportunity and commissions, respectively, provided either to (x) such Continuing Employee by the Company as of immediately prior to the Closing Date or (y) similarly situated employees of Parent or any of its Subsidiaries as of immediately prior to the Closing Date, and (ii) employee benefits (other than any severance benefits, deferred compensation, retiree or post-termination health or welfare benefits, defined benefit pension benefits, incentive equity, equity-based benefits) that are comparable in the aggregate to the employee benefits provided either to (x) such Continuing Employee by the Company as of immediately prior to the Closing Date or (y) similarly situated employees of Parent or any of its Subsidiaries as of immediately prior to the Closing Date. Nothing in this Agreement (i) shall require the Surviving Corporation, the Surviving LLC or any of their respective Subsidiaries to continue to employ any particular Company employee following the Closing Date, or (ii) shall be construed to prohibit the Surviving Corporation, the Surviving LLC or any of their respective Subsidiaries from amending or terminating any Company Plan.

(b) Parent shall take commercially reasonable efforts to ensure that, as of the Closing Date, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual) for service with the Company (or predecessor employers to the extent the Company provides such past service credit under its employee benefit plans) under each of the comparable employee benefit plans, programs and policies of Merger Sub, the Company or the relevant Subsidiary, as applicable, in which such Continuing Employee becomes a participant; provided, however, that no such service recognition shall result in any duplication of benefits. As of the Closing Date, Parent shall, or shall cause the Surviving LLC or a relevant Subsidiary to, credit to Continuing Employees the amount of accrued and unused vacation time that such Continuing Employees had accrued and not taken under any applicable Company Plan as of the Closing Date; provided that, within one (1) Business Day prior to the Closing, the Company shall provide Parent with a schedule detailing such accrued and unused vacation for each Continuing Employee. With respect to each health or welfare benefit plan maintained by Merger Sub, the Company or the relevant Subsidiary for the benefit of any Continuing Employees, subject to any required approval of the applicable insurance provider, if any, Merger Sub shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) use commercially reasonable efforts to cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Merger Sub, the Company or the relevant Subsidiary, as applicable, for the plan year in which the Closing Date occurs.

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(c) No provision of this Agreement shall (i) create any third party beneficiary rights in any Continuing Employee, any beneficiary or dependents thereof, any collective bargaining representative thereof, or other Person with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Continuing Employee (including by the Surviving Corporation or the Surviving LLC or under any benefit plan which the Surviving Corporation or the Surviving LLC may maintain) or otherwise, or (ii) be construed as in any way modifying or amending the provisions of any Company Plan.

6.3 Section 280G Approval. The Company shall, no later than three (3) Business Days prior to the Closing Date, (i) use commercially reasonable efforts to secure from each “disqualified individual” (within the meaning of Section 280G of the Code) of the Company or any of its Subsidiaries or parent companies who has a right to any payments and/or benefits or potential right to any payments and/or benefits under any Company Plan or otherwise that are “contingent” (within the meaning of Section 280G of the Code) on the transactions contemplated by this Agreement and that would be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code) a waiver, subject to the approval described in clause (ii), of such Person’s rights to all of such parachute payments (the “Waived 280G Benefits”) and (ii) solicit a vote from the stockholders of the Company, to the extent and in the manner required under Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, of any Waived 280G Benefits. As soon as practicable prior to distribution of any materials to stockholders or “disqualified individuals” (within the meaning of Section 280G of the Code) in connection with the waiver and vote described in this Section 6.3, the Company shall provide Merger Sub for its review and comment a copy of all such materials and a copy of its Section 280G of the Code calculations and shall accept all of Merger Sub’s reasonable comments to such documents. Any of the Waived 280G Benefits which fail to be approved by the stockholders of the Company as contemplated above shall not be made or provided. Prior to the Closing Date, the Company shall deliver to Merger Sub evidence that a vote of the Company’s stockholders was solicited in accordance with the foregoing provisions of this Section 6.3 and that either (i) the requisite number of stockholder votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (ii) that the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits have not been and shall not be made or provided.

6.4 Indemnification of Directors and Officers.

(a) For a period of six (6) years from and after the Closing Date (and such additional period of time as may be necessary to fully and finally resolve any claims for indemnification which have been dully submitted prior to the six-year anniversary of the Closing Date), the Surviving LLC shall, and Parent shall cause the Surviving LLC to, fulfill and honor in all respects the obligations of the Company to those persons who served as directors or officers of the Company at any time at or prior to the Closing (and those persons who served as members, managers, directors or officers of any Subsidiary of the Company at any time at or prior to the Closing) pursuant to any indemnification provisions under the certificate of organization, bylaws or other organization or formation documents of the Company (and the Subsidiaries of the Company) as in effect on the date of this Agreement (the persons entitled to be indemnified pursuant to such provisions being referred to collectively as the “D&O Indemnified Parties”). To the extent permitted by Law, from and after the Closing Date through the sixth (6th) anniversary of the Closing Date, the Surviving LLC shall, and Parent shall cause the Surviving LLC and its

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Subsidiaries to, maintain the provisions with respect to indemnification and exculpation from liability as set forth in the certificate of organization, bylaws or other organization or formation documents of the Company (and its Subsidiaries) as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified during such period in any manner that would materially adversely affect the rights thereunder of any D&O Indemnified Party.

(b) The Surviving LLC and its Subsidiaries shall obtain as of the Closing Date and maintain a “tail” insurance policy with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors, managers, members and officers (as applicable) of the Company and each of its Subsidiaries, as the directors and officers insurance policy or policies in effect as of the date of this Agreement, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement). The Surviving LLC shall not, and Parent shall cause the Surviving LLC not to, take any action to terminate such policy until the sixth (6th) anniversary of the Closing Date.

(c) This Section 6.4 shall survive the Closing Date, is intended to benefit and may be enforced by Seller and the D&O Indemnified Parties, and shall be binding on all successors and assigns of Surviving LLC, it being understood and agreed that the Seller and the D&O Indemnified Parties are intended to be express third party beneficiaries of this Agreement for purposes of this Section 6.4.

6.5 Preservation of Business Records.

For a period of six (6) years from the Closing Date or such longer time as may be required by Law:

(a) Surviving LLC shall not and shall cause its Affiliates not to dispose of or destroy any of the Business Records of the Company and its Subsidiaries relating to periods prior to the Closing without first offering to turn over possession thereof to Seller by written notice to Seller at least thirty (30) days prior to the proposed date of such disposition or destruction.

(b) Surviving LLC shall and shall cause its Affiliates to allow Seller and its agents access to all Business Records of the Company and its Subsidiaries relating to periods prior to the Closing on reasonable notice and at reasonable times at Merger Sub’s principal place of business or at any location where any such Business Records are stored, and Seller shall have the right, at its own expense, to make copies of any such Business Records, in each case solely to the extent as is necessary for financial reporting and accounting matters, the preparation and filing of any Tax Return, the defense of any Tax claim or in connection with any regulatory disclosure obligation; provided, that any such access or copying shall be had or done in such a manner so as not to unduly interfere with the normal conduct of Surviving LLC’s business. Seller shall reimburse Surviving LLC for Surviving LLC’s reasonable out-of-pocket expenses incurred in performing the covenants contained in this Section 6.5.

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6.6 Proprietary Information.

(a) For the period commencing on the Closing Date and until the three (3) year anniversary thereof, Seller shall, and shall cause its Affiliates and direct its representatives to, keep confidential and not disclose to any other Person or use for its own benefit or the benefit of any other Person any confidential information, proprietary information, technology, know-how, trade secrets (including all results of research and development), industrial designs, customer or vendor lists, franchises, inventions or other intellectual property regarding the Company, its Subsidiaries or their business and operation (“Company Confidential Information”) in its possession or control. The obligations of Seller under this Section 6.6(a) shall not apply to Company Confidential Information which (i) is or becomes generally available to the public without breach of the commitment provided for in this Section 6.6(a); (ii) is required to be disclosed by Law; provided, however, that, in any such case, Seller shall notify Parent (to the extent permitted by Law) prior to disclosure and agrees that Parent may take (and Seller, its Affiliates, and its representatives shall cooperate in any such efforts by Parent) at Parent’s sole cost and expense appropriate measures to preserve the confidentiality of such Company Confidential Information, and Seller, its Affiliates, and its representatives shall disclose only such Company Confidential Information as is required to be disclosed by Law and use reasonable efforts to ensure that any disclosed Company Confidential Information will be accorded confidential treatment; (iii) is received by Seller, its Affiliates or its representatives on a non-confidential basis from a source other than Parent, Merger Sub, the Company, the Surviving Corporation, the Surviving LLC, their respective Subsidiaries or representatives, to the knowledge of the Seller, not in violation of a confidentiality obligation to Parent, Merger Sub, the Company, the Surviving Corporation, the Surviving LLC, their respective Subsidiaries or representatives or other Person or (iv) is independently developed by Seller, its Affiliates or its or their representatives without reference to or use of any Company Confidential Information. In addition, Parent and Merger Sub acknowledge that Seller and its Affiliates are or may be engaged directly or indirectly in other activities, including, without limitation, in connection with investments, loans, equity and debt securities, trading activities, assets, properties, rights, businesses and operations that may be similar, in competition with or related to the business of the Company or Parent as currently conducted or as currently proposed to be conducted, and nothing in this Agreement or the Ancillary Agreements shall restrict such activities, provided that none of the Company Confidential Information is disclosed in connection therewith in contravention of this Agreement.

(b) Seller shall, and shall cause its Affiliates and direct its representatives to, keep confidential and not disclose to any other Person or use for its own benefit or the benefit of any other Person any confidential information, proprietary information, technology, know-how, trade secrets (including all results of research and development), industrial designs, customer or vendor lists, franchises, inventions or other intellectual property regarding the Parent, Merger Sub, Merger Sub 2, their respective Subsidiaries or their business and operation (“Parent Confidential Information”) in its possession or control. The obligations of Seller under this Section 6.6(b) shall not apply to Parent Confidential Information which (i) is or becomes generally available to the public without breach of the commitment provided for in this Section 6.6(b); (ii) is required to be disclosed by Law; provided, however, that, in any such case, Seller shall notify Parent (to the extent permitted by Law) prior to disclosure and agrees that Parent may take (and Seller, its Affiliates, and its representatives shall cooperate in any such efforts by Parent) at Parent’s sole cost and expense appropriate measures to preserve the confidentiality of such Parent Confidential Information, and Seller, its Affiliates, and its representatives shall disclose only such Parent Confidential Information as is required to be disclosed by Law and use reasonable efforts to ensure

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that any disclosed Parent Confidential Information will be accorded confidential treatment; (iii) is received by Seller, its Affiliates or its representatives on a non-confidential basis from a source other than Parent, Merger Sub, the Company, the Surviving Corporation, the Surviving LLC, their respective Subsidiaries or representatives, to the knowledge of the Seller, not in violation of a confidentiality obligation to Parent, Merger Sub, the Company, the Surviving Corporation, the Surviving LLC, their respective Subsidiaries or representatives or other Person or (iv) is independently developed by Seller, its Affiliates or its or their representatives without reference to or use of any Parent Confidential Information.

6.7 Non-Solicitation.

(a) For a period commencing on the Closing Date and ending on the first (1st) anniversary of the Closing (such period, the “Restricted Period”), Seller shall not, and shall cause its Affiliates not to directly or indirectly, hire or solicit any employees of the Surviving Corporation or Surviving LLC or any of their Subsidiaries to leave the employ of the Surviving Corporation or Surviving LLC or any of their Subsidiaries or the Parent or any of its other Subsidiaries (if such employees are transferred to the Parent or any of its other Subsidiaries), as applicable, or violate the terms of their contracts, or any employment arrangements, with the Surviving Corporation or Surviving LLC or any of their Subsidiaries or the Parent or any of its other Subsidiaries, as applicable; provided, that nothing in this Section 6.7(a) shall prohibit Seller or any of its Affiliates from soliciting or employing any such employee as a result of (x) a general solicitation to the public or general advertising, including through internet job postings or the use of a search firm or other employment agency (so long as not specifically directed by Seller or its Affiliates at such employees) or (y) the solicitation of any individual whose employment with the Surviving Corporation or Surviving LLC or any of their Subsidiaries or the Parent or any of its other Subsidiaries (as applicable) has been terminated for at least six (6) months at the time of such solicitation or hiring; provided, further, that no personnel of Seller or its Affiliates (including operating partners who have provided services to the Company or any of its Subsidiaries) was, is or will be considered an employee of the Surviving Corporation or Surviving LLC or any of their Subsidiaries, as applicable, for purposes of this Section 6.7).

(b) Seller acknowledges that the restrictions contained in this Section 6.7 are reasonable and necessary to protect the legitimate interests of Parent and Merger Sub and constitute a material inducement to Parent and Merger Sub to enter into this Agreement and consummate the Contemplated Transactions. In the event that any covenant contained in this Section 6.7 should ever be adjudicated to exceed the duration, scope, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to (and it is the intention of the Parties that such court) reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum duration, scope, or other limitations permitted by applicable Law. Seller agrees that any claims it may have against Parent, Merger Sub or any of their Affiliates, whether under this Agreement or otherwise, will not be a defense to enforcement of Section 6.7.

(c) Seller agrees that if it breaches any of the covenants set forth in this Section 6.7, then the Restricted Period shall be tolled and extended for a period of time equal to the period of time during which the Seller is in breach of Section 6.7.

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(d) Without limiting Section 10.14, Seller acknowledges and agrees that if it breaches this Section 6.7 (or Section 6.6(a) or (b)), Parent or its Affiliates shall suffer immediate, irreparable injury, that money damages would not provide an adequate remedy, and that in addition to and without limiting any other legal or equitable remedies that Parent or any of its Affiliates may have, Parent and its Affiliates shall have the right and remedy to have this Section 6.7 (and Section 6.6(a) or (b)) specifically enforced.

6.8 Public Announcements. Except for any public disclosure which is required by any Law (in which case the disclosing Party shall give the other Party a reasonable opportunity, under the circumstances, to review and comment upon such disclosure before it is made), no press releases, public statements, public announcements, or other public disclosures related to this Agreement or any other Ancillary Agreement or the transactions contemplated hereby and thereby shall be issued or made by any Party (or its Affiliates or representatives) without written approval of the Seller and Parent; provided, that (a) Parent and its Affiliates (including following the Closing, the Surviving Corporation and Surviving LLC) may make internal announcements (including to financing sources), (b) Seller and its Affiliates may make internal announcements to their respective limited partners and investors so long as, in each case, such announcement has a valid business purpose and is effected in a manner consistent with customary private equity practices and is subject to customary confidentiality obligations, and (c) any Party may publicly disclose any information contained in public disclosures previously mutually consented to by the Seller and Parent after such disclosure has been made.

6.9 Representation and Warranty Insurance. The Parties acknowledge that Parent has obtained a buy-side representations and warranties insurance policy effective as of the date of this Agreement containing a waiver of subrogation rights (the “R&W Policy”) in the form attached as Exhibit D. Following the Closing Date, neither the Company nor Parent nor Merger Sub, nor any of their respective Affiliates, shall amend or modify the R&W Policy to provide the insurer a right of subrogation to bring claims against the Seller (other than in the instance of Fraud). Nothing in this Section 6.9 shall limit any Person’s right to seek and obtain (a) any remedies in respect of Fraud or (b) any equitable relief for which any Person shall be entitled under the explicit terms of this Agreement.

6.10 Intercompany Arrangements.

(a) Seller has caused all agreements between Seller and its Affiliates (other than the Company and its Subsidiaries) on the one hand, and the Company and its Subsidiaries on the other hand, other than those agreements listed on Section 6.10 of the Company Disclosure Schedule, to be terminated on or prior to the Closing Date and all resulting payments to be settled on or before the Closing Date

6.11 Consents. Seller shall use its best efforts to obtain the consents listed on Section 6.11 and Section 7.6 of the Company Disclosure Schedule, in each case, prior to Closing.

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6.12 Use of Name. On and after the Closing Date, except as provided in this Section 6.12, Seller nor any of Seller’s Subsidiaries shall, and none of them shall knowingly assist any other Person to, in any way adopt, use or seek to use in any manner the name “PDP” or “Performance Design Products”. On and after the Closing Date, neither Seller nor any of Seller’s Subsidiaries shall challenge, and none of them shall knowingly assist any other Person in challenging, by cancellation, opposition or otherwise, the validity of the “PDP” or “Performance Design Products” name or Surviving Corporation or Surviving LLC’s ownership thereof or title thereto. In no event shall the Seller or any of Seller’s Subsidiaries knowingly use the “PDP” or “Performance Design Products” name after the Closing in any manner likely to cause confusion, or to cause mistake or to deceive as to the affiliation, connection, or association of Parent, Merger Sub, Surviving Corporation or Surviving LLC or any of their respective Affiliates with the Seller, or as to the origin, sponsorship, or approval of such products or services. Notwithstanding the foregoing, Parent hereby grants to Seller the limited and non-exclusive right and license (which right and license shall not be transferable or sublicensable) to use the “PDP” name for a period of no more than thirty (30) days after the Closing Date after which Seller shall change its limited liability company name.

6.13 Efforts. For a period of ninety (90) days after Closing, Parent will, and will cause the Surviving LLC and its Subsidiaries to (i) use reasonable best efforts to take all reasonable action (including, without limitation, closing of any bank accounts maintained at Fifth Third Bank) required to obtain any refund of amounts withheld or any overpayment (the “Refund”) that may be owed or owing to the Company, the Surviving LLC, or any of their Subsidiaries in connection with the payoff of the Funded Indebtedness as promptly as practicable following Closing and (ii) take no action (other than actions made in the ordinary course of business) that is reasonably likely to have an adverse impact on the ability of the Company, the Surviving LLC, or any of their Subsidiaries to receive the Refund following Closing.

ARTICLE VII

Deliveries by Seller and the Company at Closing

On the Closing Date, Seller shall deliver or cause to be delivered to Parent:

7.1 Good Standing and Officer Certificate.

(a) Certificates of good standing of each of the Company and each of its Subsidiaries (i) to the extent incorporated or formed in the United States, from such entities’ state of incorporation or formation, dated within five (5) days of the Closing Date and (ii) to the extent not incorporated or formed in the United States, from such entities’ state of incorporation or formation, dated prior to the Closing Date.

(b) An officer’s certificate from Seller certifying to copies of the resolutions duly adopted by the Seller’s members, the Seller and the Company’s board of directors, authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements, and the consummation of all of the transactions contemplated herein and therein.

7.2 Share Certificates. Certificates representing all of the Company Common Stock, free and clear of all Liens, duly endorsed in blank for transfer or accompanied by irrevocable security transfer powers of attorney from Seller duly executed in blank, in either case by the holders of record.

7.3 Resignations of Directors and Officers. Written resignations in form and substance reasonably satisfactory to Merger Sub, effective as of the Closing Date, of the directors, officers and managers of the Company and its Subsidiaries as requested by Parent within one (1) Business Day of the Closing.

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7.4 Ancillary Agreements. Duly executed counterparts from Seller to this Agreement and from Seller and the Company to any other Ancillary Agreement to which Seller or the Company is a party.

7.5 Form W-9. A properly completed and duly executed IRS Form W-9 from the Seller.

7.6 Consents. All consents, authorizations, approvals, exemptions or waivers from Governmental Authorities or third parties identified on Section 7.6 of the Company Disclosure Schedule.

7.7 Payoff Letter. The Payoff Letters issued and executed by each holder of Funded Indebtedness and executed by the Company or any of the Company’s Subsidiaries, as applicable.

7.8 Section 280G. At least three (3) Business Days prior to the Closing Date, an analysis under Section 280G of the Code, and to the extent applicable, a parachute payment waiver, from each “disqualified individual” (as defined in Section 280G(c) of the Code), and the 280G Approval, or certified confirmation that such approval was not obtained, in each case, in a form reasonably satisfactory to Parent.

7.9 Accrued Vacation Time. Within one (1) Business Day of the Closing, a schedule setting forth the number of days of accrued but unused vacation time for each Continuing Employee as of the Closing Date.

ARTICLE VIII

Deliveries by Merger Sub at Closing

On the Closing Date, Merger Sub shall deliver or cause to be delivered to Seller:

8.1 Officer’s Certificate. An officer’s certificate from Parent certifying to copies of the resolutions duly adopted by Parent’s and Merger Sub’s board of directors (or similar governing body), authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements by Parent and Merger Sub, and the consummation of all of the transactions contemplated herein and therein.

8.2 Parent Common Stock. Evidence of the issuance of the Parent Common Stock to Seller.

8.3 Ancillary Agreements. Duly executed counterparts from Merger Sub and Parent to this Agreement and from Merger Sub and Parent to any other Ancillary Agreement to which Merger Sub or Parent is a party.

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ARTICLE IX

Survival

9.1 Survival. The parties hereto, intending to modify any applicable statute of limitations, agree that (a) (i) the representations and warranties contained in this Agreement and in any certificate delivered hereunder shall terminate effective as of the Closing without the need for any further action by any Person and shall not survive the Closing for any purpose whatsoever, and thereafter there shall be no liability or obligation on the part of, nor shall any claim be made by, any party or any of their respective Affiliates in respect thereof, in connection therewith or related thereto and (b) the covenants and agreements set forth herein that require performance shall survive in accordance with their respective terms, if any, until fully performed. This Article IX shall survive the Closing. Notwithstanding the foregoing, claims solely to the extent made under R&W Policy or related to Fraud are not subject to the limitations in this Section 9.1.

ARTICLE X

Miscellaneous

10.1 Expenses. Except as otherwise explicitly stated in this Agreement, all fees and expenses incurred in connection with the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Contemplated Transactions are consummated.

10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if as follows: (a) if sent by registered or certified mail return receipt requested, upon receipt, (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), three (3) Business Days after delivery to such courier, (c) if sent by email transmission on a Business Day before 5:00 p.m. in the time zone of the recipient, when transmitted and receipt is electronically confirmed, and if after 5:00 p.m. in the time zone of the recipient, on the next Business Day, and (d) if otherwise actually personally delivered, when delivered, provided, that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties to this Agreement:

If to Seller or, prior to Closing, the Company

PDP Holdings, LLC

2000 Avenue of the Stars, Suite 1050S

Los Angeles, CA 90067

Attention: Kevin Ma and Dabir Rashid

E-mail: kevin@diversis.com and dabir@diversis.com

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With a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP

1999 Avenue of the Stars, Floor 8

Los Angeles, CA 90067

Attention: David Smith and Brad Finkelstein

E-mail: smith@omm.com and bfinkelstein@omm.com

If to Merger Sub or Parent or, after Closing, the Surviving Corporation or Surviving LLC:

Turtle Beach Corporation

44 South Broadway, 4th Floor

White Plains, New York 10601

Attn: Megan Wynne, General Counsel

Email: megan.wynne@turtlebeach.com

With a copy (which shall not constitute notice) to:

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Attention: Stephen M. Leitzell

Email: stephen.leitzell@dechert.com

10.3 Governing Law. This Agreement shall in all respects be governed by, and construed and enforced in accordance with, the laws (excluding conflict of laws rules and principles) of the State of Delaware applicable to agreements made and to be performed entirely within such State, including all matters of construction, validity and performance.

10.4 Entire Agreement. This Agreement, together with the Exhibits hereto, the Ancillary Agreements, the Company Disclosure Schedule, Merger Sub Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement of the Parties relating to the subject matter hereof and supersede all prior Contracts or agreements, whether oral or written.

10.5 Severability. The provisions of this Agreement shall be deemed severable. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law. Should any provision of this Agreement or the application thereof to any Person or circumstance be held invalid or unenforceable to any extent: (a) such provision shall be ineffective to the extent, and only to the extent, of such unenforceability or prohibition and shall be enforced to the greatest extent permitted by Law, (b) such unenforceability or prohibition in any jurisdiction shall not invalidate or render unenforceable such provision as applied (i) to other Persons or circumstances or (ii) in any other jurisdiction, and (c) such unenforceability or prohibition shall not affect or invalidate any other provision of this Agreement.

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10.6 Amendment. Neither this Agreement nor any of the terms hereof may be terminated, amended, supplemented or modified orally, but only by an instrument in writing signed by the Company, Parent, Merger Sub and Seller; provided, that the observance of any provision of this Agreement may be waived in writing by the Party that will lose the benefit of such provision as a result of such waiver.

10.7 Effect of Waiver or Consent. No waiver or consent, express or implied, by any Party to or of any breach or default by any other party in the performance by such other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of any other obligations of such party hereunder. No single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce any right or power, shall preclude any other or further exercise thereof or the exercise of any other right or power. Failure on the part of a party to complain of any act of any other party or to declare any other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder until the applicable statute of limitation period has run.

10.8 Parties in Interest; Limitation on Rights of Others. The terms of this Agreement shall be binding upon, and inure to the benefit of, the Parties hereto and their respective legal representatives, successors and permitted assigns. Except as expressly set forth in Section 6.4, Article IX and Article X, nothing in this Agreement, whether express or implied, shall be construed to give any Person (other than the Parties hereto and their respective legal representatives, successors and permitted assigns and as expressly provided herein) any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenants, conditions or provisions contained herein, as a third party beneficiary or otherwise.

10.9 Assignability. This Agreement shall not be assigned in whole or part by the Company or Seller without the prior written consent of Parent. This Agreement shall not be assigned in whole or part by Merger Sub or Parent without the prior written consent of Seller and any purported assignment without such consent shall be null and void; provided, that Merger Sub or Parent may assign or pledge any or all of its rights and interests hereunder to one or more of its respective Affiliates or to any provider of third-party financing or any agent or trustee thereof as collateral security in connection with such financing, without the prior written consent of any other Party hereto.

10.10 Disclosure Schedules. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule or Merger Sub Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule or Merger Sub Disclosure Schedule. The information set forth in the Company Disclosure Schedule and Merger Sub Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or breach of any Contract. The Company Disclosure Schedule and Merger Sub Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties, covenants and agreements of the Company and Seller, on the one hand, and Merger Sub and Parent on the other

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hand, respectively, contained in this Agreement. Nothing in the Company Disclosure Schedule or Merger Sub Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant or other agreement. Matters reflected in the Company Disclosure Schedule and Merger Sub Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in the Company Disclosure Schedule and Merger Sub Disclosure Schedule, respectively. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

10.11 Jurisdiction; Court Proceedings; Waiver of Jury Trial.

(a) Any Proceeding against any party to this Agreement arising out of or in any way relating to this Agreement or the Contemplated Transactions shall be brought exclusively in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and each of the Parties hereby submits to the exclusive jurisdiction of such courts for the purpose of any such Proceeding; provided, that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably and unconditionally agrees not to assert (a) any objection which it may ever have to the laying of venue of any such Proceeding in any such courts, (b) any claim that any such Proceeding brought in any such court has been brought in an inconvenient forum and (c) any claim that such court does not have personal jurisdiction with respect to such Proceeding. To the extent that service of process by mail is permitted by applicable Law, each party irrevocably consents to the service of process in any such Proceeding in such courts by the mailing of such process by registered or certified mail, postage prepaid, at its address for notices provided for herein. Each party irrevocably and unconditionally waives any right to a trial by jury and agrees that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained-for agreement among the parties irrevocably to waive its right to trial by jury in any such Proceeding.

10.12 No Other Duties. The only duties and obligations of the Parties under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, Law or equity, or under any principle of fiduciary obligation.

10.13 Reliance on Counsel and Other Advisors. Each party has consulted such legal, financial, technical or other expert as it deems necessary or desirable before entering into this Agreement. Each Party represents and warrants that it has read, knows, understands and agrees with the terms and conditions of this Agreement.

10.14 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedies, each Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy. Each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

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10.15 Counterparts. This Agreement may be executed by facsimile signatures and in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

10.16 Further Assurance. If at any time after the Closing any further action is necessary or desirable to fully effect the transactions contemplated by this Agreement, each of the parties shall take (or shall cause its Affiliate to take) such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request.

10.17 Release.

(a) Except as otherwise provided in this Agreement, effective as of the Closing, Seller, on behalf of itself and its Subsidiaries and Affiliates, and on behalf of all of their respective directors, officers, employees, agents, successors and assigns (collectively, the “Seller Releasors”), hereby irrevocably release and forever discharges Merger Sub, Parent and their respective Affiliates and Subsidiaries, the Company and its Subsidiaries, and each of the Company’s and its Subsidiaries’ respective directors (in such directors’ capacity as directors, officers, employees, or agents of, or any other positions held or services rendered on behalf of, the Company or its Subsidiaries) (collectively, “Company Releasees”) from any and all claims, actions, causes of actions, liens, counterclaims, liabilities, suits, debts, offsets, setoffs, losses, demands, rights, obligations, damages, costs, attorneys’ fees, interest, expenses and compensation, including claims of negligence, conversion, malfeasance, breach of contract, breach of fiduciary duty and claims for equitable relief (collectively, “Claims”), whether known or unknown, that Seller Releasors have had in the past, or have now or may have in the future against the Company Releasees arising from the ownership of the Company Common Stock or operation of the business of the Company and its Subsidiaries prior to the Closing, or, with respect to directors of the Company or its Subsidiaries, their respective service to the Company or its Subsidiaries as directors, officers, employees, or agents of, or any other positions held or services rendered on behalf of, the Company or its Subsidiaries. Notwithstanding the foregoing, this release shall not be construed to release any claims against any Company Releasee, if any, based on this Agreement or in connection with the Contemplated Transactions.

(signature pages follow)

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

TURTLE BEACH CORPORATION

By:	/s/ John Hanson
Name:	John Hanson
Title:	Chief Financial Officer

TIDE ACQUISITION SUB, INC.

By:	/s/ John Hanson
Name:	John Hanson
Title:	Chief Financial Officer and Secretary

TIDE ACQUISITION SUB II, LLC

By:	/s/ John Hanson
Name:	John Hanson
Title:	Chief Financial Officer and Secretary

PDP HOLDINGS, LLC
By:	/s/ Kevin Ma
Name:	Kevin Ma
Title:	President

FSAR HOLDINGS, INC.
By:	/s/ Kevin Ma
Name:	Kevin Ma
Title:	President

Exhibit 10.2

Execution Version

STOCKHOLDER AGREEMENT

This STOCKHOLDER AGREEMENT (this “Agreement”) is made and entered into as of March 13, 2024 by and among Turtle Beach Corporation, a Nevada corporation (the “Company”), and PDP Holdings, LLC, a Delaware limited liability company (“PDP” and together with any transferee who receives Registrable Securities in accordance with the terms and conditions of this Agreement, the “Investors” and each an “Investor”).

WHEREAS, the Company, PDP and the other parties thereto have entered into a Merger Agreement (the “Merger Agreement”), which provides for, among other things, issuance of Company common stock, par value $0.001 (“Company Common Stock”) to PDP in the amount set forth in Merger Agreement;

WHEREAS, pursuant to the Merger Agreement, PDP is the record owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), of such number of shares of the Company Common Stock as is indicated on Schedule I of this Agreement; and

WHEREAS, in connection with the signing of the Merger Agreement and as an inducement for the Company and PDP to enter into the Merger Agreement, the parties hereto have agreed to be subject to the terms of this Agreement and the Company has agreed to grant to the Investors certain rights with respect to the Registrable Securities issued to the Investors (which include the Company Common Stock issued to PDP pursuant to the Merger Agreement (the “Shares”)).

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Change in Control Event” means a transaction or series of transactions by virtue of a merger, consolidation, reorganization, plan of exchange, transfer of equity securities or any other transaction that results in (i) a person or entity acquiring, directly or indirectly, fifty percent (50%) or more of the outstanding equity securities of the Company, or (ii) the Company’s stockholders immediately prior to such transaction or series of transactions owning less than a majority of the voting securities of the Company or any successor thereto.

(b) “Company Board” means the board of directors of the Company.

(c) “Controlling Person” has the meaning set forth in Section 8(a) of this Agreement.

(d) “Demanding Holder” has the meaning set forth in Section 2(a) of this Agreement.

(e) “Demand Notice” has the meaning set forth in Section 2(a) of this Agreement.

(f) “Demand Registration” has the meaning set forth in Section 2(a) of this Agreement.

(g) “Effectiveness Period” has the meaning set forth in Section 6(b) of this Agreement.

(h) “Encumbrance” shall mean any lien, hypothecation, adverse claim, charge, security interest, pledge or option, proxy, right of first refusal, preemptive right, voting trust or any other similar right.

(i) “Extraordinary Transaction” means any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale, recapitalization, restructuring, or other transaction with a third party that, in each case, results in a Change in Control Event of the Company.

(j) “FINRA” means the Financial Industry Regulatory Authority.

(k) “Indemnified Party” has the meaning set forth in Section 8(c) of this Agreement.

(l) “Indemnifying Party” has the meaning set forth in Section 8(c) of this Agreement.

(m) “Liabilities” has the meaning set forth in Section 8(a) of this Agreement.

(n) “Lock-up Period” has the meaning set forth Section 10 of this Agreement.

(o) “Ownership Percentage” means, with respect to any Investor and any class or series of capital stock, a fraction expressed as a percentage, where the numerator is the number of shares of Common Stock held by such Investor, and the denominator is the total number of shares of Common Stock then outstanding.

(p) “Permitted Encumbrance” shall mean any Encumbrance arising (i) under the Company’s governing documents, as applicable, or (ii) under securities Laws.

(q) “Prospectus” means the prospectus included in any Registration Statement, including any preliminary prospectus, and all other amendments and supplements to any such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference, if any, in such prospectus.

(r) “Purchaser Indemnitee” has the meaning set forth in Section 8(a) of this Agreement.

(s) “Registrable Securities” means (i) the Shares and (ii) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event relating to the Shares; provided, however, that Registrable Securities shall not include any securities of the Company (x) that may be sold by the holder pursuant to a currently effective Registration Statement (provided that, if such Registration Statement ceases to be effective prior to the sale of such securities pursuant to such Registration Statement, such securities shall be Registrable Securities), (y) securities which have been sold to the public either pursuant to an effective Registration Statement or Rule 144 or another exemption from registration requirements such that the securities are freely tradeable following such sale, or (z) securities which may be sold to the public immediately without registration under the Securities Act and without volume restrictions pursuant to Rule 144 such that the securities are freely tradeable following such sale.

(t) “Registration Expenses” means any and all expenses incurred by the Company incident to the performance of or compliance with Sections 2, 3 and 6 of this Agreement, including, without limitation: (i) all SEC, securities exchange, FINRA filings, listing, quotation, inclusion and filing fees; (ii) any fees and expenses incurred in connection with compliance with federal or state securities or blue sky laws; (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, duplicating, printing, delivering and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements, certificates and any other documents relating to the performance under and compliance with this Agreement; (iv) the fees and disbursements of counsel for the Company and of the independent public accountants of the Company (including, without limitation, the expenses of any special audit and “cold comfort” letters required by or incident to such performance); and (v) any fees and disbursements customarily paid in issues and sales of securities (including the fees and expenses of any experts retained by the Company in connection with any Registration Statement). For the avoidance of doubt, Registration Expenses shall exclude brokers’ or underwriters’ discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Securities by the Investors and the fees and disbursements of any counsel to the Investor.

(u) “Registration Statement” means any registration statement that covers the resale of any Registrable Securities, including the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference, if any, in such registration statement.

(v) “Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC as a replacement thereto having substantially the same effect as such rule.

(w) “Rule 158” means Rule 158 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC as a SEC thereto having substantially the same effect as such rule.

(x) “Rule 415” means Rule 415 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC as a replacement thereto having substantially the same effect as such rule.

(y) “Stockholder Meeting” means each annual or special meeting of stockholders of the Company, or any action by written consent of the Company’s stockholders in lieu thereof, and any adjournment, postponement, rescheduling, continuation or meeting held in lieu thereof.

(z) “Transfer” means to, directly or indirectly, (i) sell, pledge, create an Encumbrance with respect to (other than Permitted Encumbrances), assign, exchange, grant an option with respect to, transfer, gift, dispose of or enter into any derivative arrangement with respect to any subject property or any interest therein; or (ii) enter into an agreement or commitment providing for the sale, pledge, creation of an Encumbrance (other than Permitted Encumbrances), assignment, exchange, transfer, gift, disposition of or any derivative arrangement with respect to, or grant of an option with respect to, such subject property or any interest therein.

(aa) “Underwritten Offering” means a sale of securities of the Company to an underwriter or underwriters for reoffering to the public.

2. Demand Registration.

(a) Right to Demand Registration. Commencing on the expiration of the Lock-up Period, PDP, acting on behalf of the Investors (in such role, the “Investor Representative”) shall have the right at any time to make a written request of the Company for registration with the SEC, under and in accordance with the provisions of the Securities Act, of the sale of all or part of the Investors’ Registrable Securities (each a “Demand Registration” and the Investor Representative, the “Demanding Holder”); provided, however, that the Company may defer such Demand Registration pursuant to Section 7 of this Agreement if the Company shall, within ten (10) Business Days of such receipt of such request, furnish to the Demanding Holder a certificate signed by the Chief Executive Officer, the Chief Financial Officer or any other senior officer of the Company stating the applicable reason for the delay in accordance with Section 7 hereof.. If the Company shall so defer the filing of such Demand Registration, the Demanding Holder shall have the right to withdraw the request for registration by giving written notice to the Company at any time during such Suspension Period and, if so withdrawn, such request shall not reduce the number of Demand Registrations to which the Investors are entitled pursuant to Section 2(b)(i) of this Agreement. Within ten (10) calendar days after receipt of the request for a Demand Registration, the Company shall send written notice (the “Demand Notice”) of such registration request and its intention to comply therewith to the Investor Representative and, subject to Section 2(c), the Company shall include in such registration all the Registrable Securities with respect to which the Company has received written requests for inclusion therein within five (5) Business Days after the date such Demand Notice is given. All requests made pursuant to this Section 2(a) shall specify the aggregate number of Registrable Securities requested to be registered and shall also specify the intended methods of disposition thereof. Upon receipt of a Demand Notice, the Company shall use its commercially reasonable efforts to file a Registration Statement registering for resale such number of Registrable Securities as requested to be so registered pursuant to this Section 2(a) within forty-five (45) calendar days after the Demanding Holder’s request therefor and (ii) if necessary, to cause such registration statement to be declared effective by the SEC as soon as practical thereafter.

(b) Number of Demand Registrations.

(i) The Investors shall be limited to two (2) Demand Registrations pursuant to this Section 2.

(ii) The Company shall not be required to cause a registration pursuant to Section 2(a) to be declared effective within a period of ninety (90) calendar days after the date any other Company registration statement registering the issuance of shares of Company Common Stock for the Company’s own behalf was declared effective. If the Company is eligible to file a shelf registration statement on Form S-3 pursuant to Rule 415, the Company shall be required to effect a Demand Registration duly registered pursuant to Section 2(a) by filing a registration statement on Form S-3 (or the successor form thereto) and, if the Company is not then eligible to file a shelf registration statement on Form S-3, (the Company shall be required to effect a Demand Registration duly registered pursuant to Section 2(a) by filing a registration statement on such other form under the Securities Act as is then available to the Company and provides for resale pursuant to Rule 415 from time to time (including a registration statement on Form S-1 (or the successor form thereto)).

(c) Priority on Demand Registrations. If, in any Demand Registration for an Underwritten Offering, the managing underwriter or underwriters thereof advises the Company in writing that in its or their reasonable opinion the number of securities proposed to be sold in such Demand Registration exceeds the number that can be sold in such offering without having a material adverse effect on the success of the offering (including, without limitation, an impact on the selling price), then the Company shall include in such registration only the number of securities that, in the reasonable opinion of such underwriter or underwriters, can be sold without having a material adverse effect on the success of the offering. In the event that the managing underwriter determines that additional Registrable Securities may be sold in any Demand Registration without having a material adverse effect on the success of the offering, the Company may include comparable securities to be issued and sold by the Company or comparable securities held by persons other than the Investors. In connection with any Demand Registration to which the provisions of this Section 2(c) apply, such Demand Registration shall not reduce the number of Demand Registrations to which the Investors are entitled pursuant to Section 2(b)(i) of this Agreement if such Registration Statement excludes more than thirty percent (30%) of the number of Registrable Securities requested to be included by the Investors.

(d) Selection of Underwriters. If any Demand Registration is to be an underwritten offering, the Investor Representative shall propose to the Company a list of three reputable underwriters of national standing to administer such offering and the Company shall, in its sole discretion, select one of such underwriters to administer such offering.

3. Piggyback Registrations. If at any time the Company proposes to register under the Securities Act the issuance or sale of any of its securities, whether or not for sale for its own account and other than pursuant to a Demand Registration, on a form and in a manner which would permit registration of the Registrable Securities held by the Investors for sale to the public under the Securities Act, the Company shall give written notice of the proposed registration to the Investor Representative not later than five (5) Business Days prior to the filing thereof. The Investor Representative (on behalf of the Investors) shall have the right to request that all or any part of the Investors’ Registrable Securities be included in such registration. The Investor Representative can make such a request by giving written notice to the Company within two (2) Business Days after the receipt of such notice by the Investor Representative; provided, however, that if the registration is an Underwritten Offering and the managing underwriters of such offering determine that the aggregate amount of securities of the Company which the Company and the Investor Representative proposes to include in such registration statement exceeds the maximum amount of securities that may be sold without having a material adverse effect on the success of the offering, including without limitation the selling price and other terms of such offering, the Company shall include in such registration, (A) in the event such offering was initiated by the Company, first, the securities that the Company proposes to sell, second, the Registrable Securities of the Investors (it being further agreed and understood, however, that such underwriters shall have the right to eliminate entirely the participation of the Investors), and third, the comparable securities of any additional holders of the Company’s securities, pro rata among all such holders on the basis of the relative percentage of such securities held by each of them, and (B) in the event such offering was initiated by holders of the Company’s securities other than the Investors, first, up to the total number of Company securities that such initiating holder(s) have requested to be included in such offering, allocated in accordance with any agreement as to priority between the

Company and such holders, second, the Registrable Securities of the Investors (it being further agreed and understood, however, that such underwriters shall have the right to eliminate entirely the participation of the Investors), third, the comparable securities of any additional holders of the Company’s securities, pro rata among all such holders on the basis of the relative percentage of such securities held by each of them and, fourth, the securities that the Company proposes to sell. Registrable Securities proposed to be registered and sold pursuant to an Underwritten Offering for the account of the Investors shall be sold to the prospective underwriters selected or approved by the Company or such initiating holders, as applicable, and on the terms and subject to the conditions of one or more underwriting agreements negotiated between the Company, such initiating holders, if any, and the prospective underwriters. The Investors shall have the right to receive a copy of the form of underwriting agreement and shall have an opportunity to hold discussions with the lead underwriter of the terms of such underwriting agreement. The Company may withdraw any registration statement under this Section 3 at any time before it becomes effective, or postpone or terminate the offering of securities, without obligation or liability to the Investors.

4. Expenses. The Company shall bear all Registration Expenses in connection with the registration of the Registrable Securities pursuant to Sections 2 and 3 of this Agreement.

5. Rule 144. With a view to making available the benefits of certain rules and regulations of the SEC that may permit the sale of the Registrable Securities to the public without registration, the Company agrees, so long as the Investors own any Registrable Securities:

(a) make and keep current public information available, as those terms are understood and defined in Rule 144(c) under the Securities Act;

(b) file with the SEC in a timely manner all reports and other documents required to be filed by the Company under the Exchange Act;

(c) confirm to the Investor Representative promptly upon written request (i) that the Company has complied with the current public information requirements of Rule 144 and the reporting requirements of the Exchange Act, provided that only one (1) such request may be made by the Investor Representative annually, and (ii) provide such other information as the Investor Representative may reasonably request in writing in availing itself of any rule or regulation of the SEC allowing the Investors to sell any such Registrable Securities without registration (provided that the Company shall not be required to provide any information that is publicly accessible to the Investors).

6. Registration Procedures. In connection with the obligations of the Company with respect to any registration pursuant to this Agreement, and subject to Section 7 of this Agreement, the Company shall use its commercially reasonable efforts to effect or cause to be effected the registration of the Registrable Securities under the Securities Act to permit the resale of such Registrable Securities by the Investors in accordance with the Investors’ intended method or methods of resale and distribution and such commercially reasonable efforts shall include responding to any comments issued by the staff of the SEC with respect to any Registration Statement and filing any related amendment to such Registration Statement as soon as reasonably practicable after receipt of such comments. In addition, the Company shall:

(a) prepare and file with the SEC a Registration Statement in accordance with Sections 2 or 3 of this Agreement, as applicable, which Registration Statement shall comply as to form with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, and use its commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable after filing;

(b) prepare and file with the SEC such amendments and supplements to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective until all Registrable Securities registered thereby have been sold pursuant to such Registration Statement or ceased to be Registrable Securities (the “Effectiveness Period”) and to comply with the provisions of the Securities Act with respect to the disposition of all securities registered pursuant to such Registration Statement during the Effectiveness Period in accordance with the intended method or methods of distribution by the Investor(s), including to update, from time to time, the intended method or methods of distribution as requested by an Investor or the underwriter, as applicable;

(c) furnish to the Investors copies of the Registration Statement and each Prospectus included in such Registration Statement (including any documents incorporated by reference therein, unless such documents are otherwise available through the SEC’s EDGAR system), and any amendment or supplement thereto, in conformity with the requirements of the Securities Act;

(d) use its commercially reasonable efforts to register or qualify, or obtain exemption from registration or qualification for, such Registrable Securities covered by the Registration Statement by the time the Registration Statement is declared effective by the SEC under all applicable state securities or “blue sky” laws of such domestic jurisdictions as the Investor Representative shall reasonably request in writing, keep each such registration or qualification or exemption effective during the Effectiveness Period and do any and all other acts and things that may be reasonably necessary or advisable to enable the Investors to consummate the disposition in each such jurisdiction of such Registrable Securities owned by the Investors; provided, however, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction or to register as a broker or dealer in connection therewith, (ii) subject itself to taxation in any such jurisdiction, (iii) submit to the general service of process in any such jurisdiction or (iv) register as a foreign corporation in any such jurisdiction;

(e) notify the Investor Representative promptly (i) when such Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (ii) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose, (iii) of any request by the SEC or any other Governmental Authority for amendments or supplements to such Registration Statement or related Prospectus or for additional information and (iv) of the happening of any event during the period such Registration Statement is effective as a result of which such Registration Statement or the related Prospectus or any document incorporated by reference therein contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (which, in the case of the Prospectus, shall be determined in light of the circumstances in which such Prospectus is to be used) not misleading (which information may, at the Company’s option pursuant to Section 7 of this Agreement, be accompanied by an instruction to suspend the use of the Registration Statement and the Prospectus until the requisite changes have been made);

(f) use its commercially reasonable efforts to avoid the issuance of, or if issued, to obtain the withdrawal of, any order enjoining or suspending the use or effectiveness of a Registration Statement or suspending of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as promptly as practicable;

(g) upon the occurrence of any event contemplated by Section 6(e)(iii) or (iv) of this Agreement, use its commercially reasonable efforts to promptly prepare a supplement or post-effective amendment to a Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (which, in the case of the Prospectus, shall be determined in light of the circumstances in which such Prospectus is to be used) not misleading, and promptly furnish to the Investors a reasonable number of copies of each such supplement or post-effective amendment;

(h) enter into customary agreements and take all other action in connection therewith in order to expedite or facilitate sale or Transfer of the Registrable Securities included in a Registration Statement;

(i) in connection with an Underwritten Offering that includes Registrable Securities, use its commercially reasonable efforts to make available for inspection by representatives of the Investors of the Registrable Securities included in such Underwritten Offering and the representative of any underwriters participating in any disposition pursuant to a Registration Statement and any special counsel or accountants retained by such Investors or underwriters, all financial and other records, pertinent corporate documents and properties of the Company and cause the respective officers, directors and employees of the Company to supply all information reasonably requested by any such representatives, the representative of the underwriters, counsel thereto or accountants in connection with a Registration Statement;

(j) continue to list (or include) all Registrable Securities on the Nasdaq Global Market or such national securities exchange (including, without limitation, using commercially reasonable efforts to cure any deficiencies cited by such national securities exchange) on which the Company Common Stock (or, if appliable, Registrable Securities other than Company Common Stock) is then listed if such Registrable Securities are not already so listed;

(k) (i) comply with all applicable rules and regulations of the SEC, (ii) make generally available to its securityholders, as soon as reasonably practicable, earnings statements covering at least twelve (12) months that satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; and

(l) in connection with any sale or Transfer of the Registrable Securities (whether or not pursuant to a Registration Statement) that will result in the security being delivered no longer being Registrable Securities, cooperate with the Investors, the transfer agent for such Registrable Securities and the representative of the underwriters, if any, to facilitate the timely preparation and delivery of certificates or book-entry positions representing the Registrable Securities to be sold (including the removal of any restrictive legends therefrom as appropriate and permitted by law) and to enable such Registrable Securities to be in such denominations and registered in such names as the representative of the underwriters, if any, or the Investor Representative may request.

The Company may require each Investor that is including Registrable Securities in such Registration Statement to furnish to the Company such information regarding the proposed distribution by such Investor as the Company may from time to time reasonably request in writing or as shall be required to effect the registration of the Registrable Securities and such Investor shall not be entitled to be named as a selling securityholder in any Registration Statement and such Investor shall not be entitled to use the Prospectus forming a part thereof if such Investor does not provide such information to the Company. Each Investor further agrees to furnish promptly to the Company in writing all information required from time to time to make the information previously furnished such the Investor not misleading.

Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 6(e)(iii) or 6(e)(iv) of this Agreement, such Investor shall immediately discontinue disposition of Registrable Securities pursuant to a Registration Statement until such Investor’s receipt of the copies of the supplemented or amended Prospectus. If so directed by the Company, each Investor shall deliver to the Company all copies in its possession, other than permanent file copies then in the Investors’ possession, of the Prospectus covering such Registrable Securities at the time of receipt of such notice.

7. Suspension of Offering.

(a) Subject to the provisions of this Section 7, the Company shall have the right, but not the obligation, from time to time to suspend the use of any Registration Statement, following the effectiveness of such Registration Statement (and the filings with any federal or state securities commissions), or to defer a Demand Registration pursuant to Section 2 of this Agreement. The Company, by written notice to the Investor Representative, may direct the Investors to suspend sales of the Registrable Securities pursuant to a Registration Statement for such times as the Company reasonably may determine is necessary and advisable if any of the following events occur:

(i) a primary Underwritten Offering by the Company where the Company is advised by the representative of the underwriters for such Underwritten Offering that the sale of Registrable Securities pursuant to the Registration Statement would have a material adverse effect on such primary Underwritten Offering;

(ii) the Company Board shall have determined in good faith that (A) the offer or sale of any Registrable Securities pursuant to the Registration Statement would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization or other significant transaction involving the Company; (B) after the advice of counsel, the sale of the Registrable Securities pursuant to the Registration Statement would require the disclosure of non-public material information not otherwise required to be disclosed under applicable law; and (C) either (1) the Company has a bona fide business purpose for preserving confidentiality of the proposed transaction or information, (2) disclosure would have a material adverse effect on the Company or its ability to consummate the proposed transaction or (3) the proposed transaction renders the Company unable to comply with SEC requirements, in each case under circumstances that would make it unduly burdensome to cause the Registration Statement (or such filings) to become effective or to promptly amend or supplement the Registration Statement on a post-effective basis, as applicable; or

(iii) the Company Board shall have determined in good faith, after the advice of counsel, that the Company is required by law, rule or regulation, or that it is in the best interests of the Company, to supplement the Registration Statement or file a post-effective amendment to the Registration Statement in order to incorporate information into the Registration Statement for the purpose of: (A) reflecting in the Prospectus included in the Registration Statement any facts or events arising after the effective date of the Registration Statement (or of the most-recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the Prospectus; (B) including in the Prospectus included in the Registration Statement any material information with respect to the plan of distribution not disclosed in the Registration Statement or any material change to such information; or (C) to update the Prospectus included in the Registration Statement in accordance with Section 10(a)(3) of the Securities Act.

(b) In the event that the Company suspends sales of the Registrable Securities pursuant to clause (a) above or defers a Demand Registration pursuant to Section 2 of this Agreement (each, a “Suspension Event”), all such suspensions or deferrals shall not exceed an aggregate of ninety (90) calendar days in any rolling twelve (12) month period commencing on the date of the expiration of the Lock-up Period nor exceed an aggregate of sixty (60) calendar days in any rolling ninety (90) calendar day period, except as a result of a refusal by the SEC to declare any post-effective amendment to the Registration Statement effective provided that the Company shall have used all commercially reasonable efforts to cause such post-effective amendment to be declared effective, in which case the suspension shall be terminated immediately following the effective date of the post-effective amendment to the Registration Statement. Upon the occurrence of any such suspension, the Company shall use its commercially reasonable efforts to cause the Registration Statement to become effective or to promptly amend or supplement the Registration Statement on a post-effective basis or to take such action as is necessary to make use, or resumed use, of the Registration Statement, as applicable, so as to permit the Investors to make, or resume, sales of the Registrable Securities as soon as possible.

(c) Upon the occurrence of a Suspension Event, the Company shall give written notice (a “Suspension Notice”) to the Investor Representative to suspend sales of the Registrable Securities by the Investors pursuant to the Registration Statement and such notice shall state generally the basis for the notice and that such suspension shall continue only for so long as the Suspension Event or its effect is continuing and the Company is using its commercially reasonable efforts and taking all reasonable steps to terminate suspension of the use of the Registration Statement as promptly as possible. The Investors shall not effect any sales of the Registrable Securities pursuant to such Registration Statement (or such filings) at any time after the Investor Representative has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined below). The Investors agree to keep confidential the fact that the Company has issued a Suspension Notice and the contents thereof. If so directed by the Company, each Investor shall deliver to the Company all copies, other than permanent file copies then in such Investors’ possession, of the Prospectus covering the Registrable Securities at the time of receipt of the Suspension Notice. The Investors may recommence effecting sales of the Registrable Securities pursuant to the Registration Statement (or such filings) following further notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice shall be given by the Company to the Investor Representative in the manner described above promptly following the conclusion of any Suspension Event.

8. Indemnification and Contribution.

(a) The Company agrees to indemnify and hold harmless (i) each Investor and (ii) each Person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act) such Investor (any of the Persons referred to in this clause (ii) being hereinafter referred to as a “Controlling Person”), and (iii) the respective officers, directors, partners, employees, representatives and agents of each Investor or any Controlling Person (any Person referred to in clause (i), (ii) or (iii) may hereinafter be referred to as a “Purchaser Indemnitee”) from and against any and all losses, claims, damages, judgments, actions, reasonable out-of-pocket expenses, and other liabilities (the “Liabilities”), including, without limitation and as incurred, reimbursement of all reasonable costs of investigating, preparing, pursuing or defending any claim or action, or any investigation or proceeding by any Governmental Authority, commenced or threatened, including the reasonable fees and expenses of outside counsel to any Purchaser Indemnitee, joint or several, directly or indirectly related to, based upon, arising out of or in connection with any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (as amended or supplemented if the Company shall have furnished to such Purchaser Indemnitee any amendments or supplements thereto), or any preliminary Prospectus or any other document prepared by the Company used to sell the Registrable Securities, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except insofar as such Liabilities arise out of or are based upon (i) any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information relating to such Purchaser Indemnitee furnished to the Company or any underwriter in writing by such Purchaser Indemnitee expressly for use therein, or (ii) any untrue statement contained in or omission from a preliminary Prospectus if a copy of the corrected Prospectus (or the Prospectus as amended or supplemented) was not sent or given by or on behalf of such Investor to the Person asserting any such Liabilities who purchased Registrable Securities, if such Prospectus (or Prospectus as amended or supplemented) is required by Law to be sent or given at or prior to the written confirmation of the sale of such Registrable Securities to such Person and the untrue statement contained in or omission from such preliminary Prospectus was corrected in the Prospectus (or the Prospectus as amended or supplemented) and such corrected Prospectus (or the Prospectus as amended or supplemented) had previously been delivered to such Investor. The Company shall notify the Investor Representative promptly of the institution, threat or assertion of any claim, proceeding (including, without limitation, any investigation) or litigation in connection with the matters addressed by this Agreement which involves the Company or a Purchaser Indemnitee of which it shall become aware. The indemnity provided for herein shall remain in full force and effect regardless of any investigation made by or on behalf of any Purchaser Indemnitee.

(b) In connection with any Registration Statement in which the Investors are participating, the Investors agree, severally and not jointly, to indemnify and hold harmless the Company, each Person who controls the Company within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act and the respective partners, directors, officers, members, representatives, employees and agents of such Person or Controlling Person to the same extent as the foregoing indemnity from the Company to each Purchaser Indemnitee, but only with reference to untrue statements or omissions or alleged untrue statements or omissions made in reliance upon and in strict conformity with written information relating to such Purchaser Indemnitee furnished to the Company in writing by such Purchaser Indemnitee expressly for use in any Registration Statement or Prospectus, any amendment or supplement thereto, or any preliminary Prospectus. The liability of any Purchaser Indemnitee pursuant to this paragraph shall in no event exceed the net proceeds received by such Purchaser Indemnitee from sales of Registrable Securities giving rise to such obligations. If the Investor Representative elects to include Registrable Securities in an Underwritten Offering, the participating Investors shall be required to agree to such customary indemnification provisions as may reasonably be required by the underwriter in connection with such Underwritten Offering.

(c) If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any Person in respect of which indemnity may be sought pursuant to paragraph (a) or (b) above, such Person (the “Indemnified Party”), shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”), in writing of the commencement thereof (but the failure to so notify an Indemnifying Party shall not relieve it from any liability which it may have under this Section 8(c), except to the extent the Indemnifying Party is materially prejudiced by the failure to give notice), and the Indemnifying Party, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may reasonably designate in such proceeding and shall assume the defense of such proceeding and pay the reasonable fees and expenses actually incurred by such counsel related to such proceeding. Notwithstanding the foregoing, in any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party, unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed in writing to the contrary, (ii) the Indemnifying Party failed within a reasonable time after notice of commencement of the action to assume the defense and employ counsel reasonably satisfactory to the Indemnified Party, (iii) the Indemnifying Party and its counsel do not pursue in a reasonable manner the defense of such action or (iv) the named parties to any such action (including any impleaded parties), include both such Indemnified Party and the Indemnifying Party, or any Affiliate of the Indemnifying Party, and such Indemnified Party shall have been reasonably advised by counsel that a conflict of interest may exist between such Indemnified Party and the Indemnifying Party or such Affiliate of the Indemnifying Party, then the Indemnifying Party shall not have the right to assume nor direct the defense of such action on behalf of such Indemnified Party, it being understood, however, that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one (1) separate firm of attorneys (in addition to any local counsel), for all such Indemnified Parties, which firm shall be designated in writing by those Indemnified Parties who sold a majority of the Registrable Securities sold by all such Indemnified Parties and any such separate firm for the Company, the directors, the officers and such control Persons of the Company as shall be designated in writing by the Company. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify any Indemnified Party from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding.

(d) If the indemnification provided for in paragraphs (a) and (b) of this Section 8 is for any reason held to be unavailable to an Indemnified Party in respect of any Liabilities referred to therein (other than by reason of the exceptions provided therein) or is insufficient to hold harmless a party indemnified thereunder, then each Indemnifying Party under such paragraphs, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Liabilities (i) in such proportion as is appropriate to reflect the relative benefits of the Indemnified Party on the one hand and the Indemnifying Parties on the other in connection with the statements or omissions that resulted in such Liabilities, or (ii) if the allocation provided by clause (i) above is not permitted by applicable Law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Indemnifying Parties and the Indemnified Party, as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and any Purchaser Indemnitees, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by such Purchaser Indemnitees and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) The parties agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if such indemnified parties were treated as one entity for such purpose), or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d) above. The amount paid or payable by an Indemnified Party as a result of any Liabilities referred to Section 8(d) shall be deemed to include, subject to the limitations set forth above, any reasonable legal or other expenses actually incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, in no event shall a Purchaser Indemnitee be required to contribute any amount in excess of the amount by which proceeds received by such Purchaser Indemnitee from sales of Registrable Securities exceeds the amount of any damages that such Purchaser Indemnitee has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. For purposes of this Section 8, each Person, if any, who controls (within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act) the Investor shall have the same rights to contribution as the Investor, as the case may be, and each Person, if any, who controls (within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act) the Company, and each officer, director, partner, employee, representative, agent or manager of the Company shall have the same rights to contribution as the Company. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 8 or otherwise, except to the extent that any party is materially prejudiced by the failure to give notice. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act), shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(f) The indemnity and contribution agreements contained in this Section 8 are in addition to any liability which the indemnifying parties may otherwise have to the indemnified parties referred to above. The Purchaser Indemnitee’s obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of Registrable Securities sold by each of the Purchaser Indemnitees hereunder and not joint.

9. Subsequent Lock-up Agreement. In connection with any Underwritten Offering in which an Investor is participating, each participating Investor hereby agrees that it shall enter into a customary lock-up agreement, to the extent requested by the managing underwriter of such offering, in which such Investor shall agree to not directly or indirectly sell, offer to sell (including, without limitation, any short sale), grant any option or otherwise Transfer or dispose of any securities of the Company then owned by such Investor for a period of not more than (y) ninety (90) days or (z) if less than ninety (90) days, the number of days the Company’s directors and/or executive officers are subject to Transfer restrictions, in each case, following the effective date of any applicable Registration Statement. To the extent applicable, the terms of any such lock-up agreement shall be no more restrictive than, and shall include such exceptions and carve-outs as are included in, the lock-up agreements entered into by the Company’s directors and/or executive officers. In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the securities subject to this Section 9 and to impose stop transfer instructions with respect to the Registrable Securities and such other securities of each Investor until the end of such period.

10. Lock-Up. The Investors shall not (except for a Transfer to another Investor or to Diversis Capital Partners I, L.P. or Diversis Capital Partners Select I, L.P. or in connection with an Extraordinary Transaction), during the period commencing on the date of this Agreement and continuing for nine (9) months after the date of this Agreement (the “Lock-up Period”), (i) Transfer, directly or indirectly, the Shares or any securities convertible into or exercisable or exchangeable for shares of Company Common Stock (including such other securities that may be deemed to be beneficially owned by the Investors in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of an option or warrant) (collectively, the “Locked Up Securities”) or publicly disclose the intention to make any such Transfer or (ii) enter into any swap or other agreement that Transfers, in whole or in part, any of the economic consequences of ownership of the Locked Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Company Common Stock or such other securities, in cash or otherwise. In furtherance of the foregoing, the Company and any duly appointed transfer agent for the registration or Transfer of the Locked Up Securities described in this Agreement are authorized to decline to make any Transfer of Locked Up Securities if such Transfer would constitute a violation or breach of this Section 10.

11. [Reserved.]

12. Voting Agreement.

(a) Until the Termination Date and for so long as the Investor Representative has the right to appoint an Investor Designee pursuant to Section 13(b), the Investors shall, or shall cause their respective representatives to, (i) appear in person or by proxy at each Stockholder Meeting, (ii) vote, or deliver consents or consent revocations with respect to, all shares of Company Common Stock beneficially owned by the Investors in accordance with the Board’s nomination of nominees to the Company Board submitted to stockholders at such Stockholder Meeting (a “Board Nomination”) and (iii) not make any “solicitation” of “proxies” (as such terms are defined in Regulation 14A promulgated by the SEC) or consents to vote any voting securities of the Company from any holder of any voting securities of the Company, or otherwise advise, assist or encourage any Person, in each case, with respect to the voting of any voting securities of the Company in opposition to such Board Nomination. Each Investor shall take all actions necessary to ensure that such Investor has voting power for each share owned by it on the record date for each Stockholder Meeting.

(b) Upon the Company’s written request, each Investor shall provide the Company with written confirmation and evidence of its compliance with this Section 12 no later than two (2) Business Days prior to the applicable Stockholder Meeting.

(c) Notwithstanding the foregoing, the parties agree and acknowledge that the Investors may vote shares of Company Common Stock at any meeting of holders of Company Common Stock in their sole discretion (other than with respect to a Board Nomination).

13. Board Matters.

(a) As promptly as practicable after the date of this Agreement, but in any event no later than five (5) Business Days following the date of this Agreement, the Company Board and its committees shall take all necessary actions to increase the size of the Company Board by one (1) and appoint one (1) candidate David Muscatel (the “New Director”) to the Company Board to fill the vacancies arising from such size increase. To the extent permitted by Law and otherwise practicable, the Company shall use commercially reasonable efforts to include the New Director in the Company’s slate of nominees for election as directors of the Company at the 2024 Annual Meeting and shall recommend and use commercially reasonable efforts to support and solicit proxies for the election of the New Director at the 2024 annual meeting of stockholders of the Company (the “2024 Annual Meeting”), in the same manner as it recommends, supports and solicits proxies for the election of the Company’s other director nominees

(b) For so long as the Investors beneficially own, in the aggregate, at least 10% of the outstanding shares of Company Common Stock, the Company shall include in the slate of nominees recommended by the Company Board for election as directors at each applicable annual or special meeting of stockholders at which directors are to be elected one (1) individual designated by the Investor Representative (a “Investor Designee”). Any such individual nominated by the Investor Representative shall be deemed a Replacement Director for purposes of this Agreement and be subject to and governed by the terms and conditions of this Agreement (including this Section 13 and Section 14). In the event the Investors own less than 10% of the outstanding shares of Company Common Stock, the Investors shall take all necessary action to cause the Investor Designee to offer to tender resignation. The Company Board shall have the option, but not the obligation, to accept any such resignations, and if such resignation is then accepted by the Company Board, the Company Board may take all necessary action to cause the authorized size of the Company Board to be reduced accordingly.

(c) Each of the New Director and any Replacement Directors shall (i) satisfy the independence standard of Nasdaq, the requirements of the Articles of Incorporation of the Company, as amended (as may be further amended from time to time, the “Charter”), the Bylaws of the Company, as amended (as may be further amended from time to time, the “Bylaws”) and other Company Policies (as defined below), and any applicable Law, and (ii) possess the relevant financial and business experience to be a director of the Company.

(d) As a condition to being appointed to the Company Board, each of the New Director and any Replacement Directors will have participated in reasonable customary procedures for new director candidates and received a favorable recommendation from the Nominating and Governance Committee of the Company Board (the “Nominating Committee”), such recommendation not to be unreasonably withheld. Such procedures include (i) providing information required to be or customarily disclosed by directors or director candidates in proxy statements or other filings under applicable Law or stock exchange regulations, information in connection with assessing eligibility, independence, and other criteria applicable to directors or satisfying compliance and legal obligations, and a fully completed and executed copy of the Company’s director candidate questionnaire (substantially in the form completed by the Company’s incumbent non-management directors), in each case, as promptly as necessary to enable the timely filing of the Company’s proxy statement and other periodic reports with the SEC, (ii) agreeing to comply at all times with the Company Policies, and (iii) consenting to appropriate background checks comparable to those undergone by other non-management directors of the Company.

(e) Each party acknowledges that the New Director and any Replacement Directors shall be governed by all of the same policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Company Board (collectively, the “Company Policies”), and will be required to strictly adhere to the Company’s policies on confidentiality imposed on all members of the Company Board.

(f) The Company Board shall give each of the New Director and any Replacement Directors the same due consideration for membership to each of the Company Board’s other committees and subcommittees, including any new committees and subcommittees that may be established on or after the date of this Agreement, as any other director.

14. Board Replacement.

(a) If, following the date of this Agreement until the Termination Date, the New Director or Replacement Director ceases to be a director for whatever reason (other than due to a violation of any applicable Law or the Charter, Bylaws or other Company Policy), then the Investor Representative may propose a list of at least three (3) but not more than five (5) new candidates satisfying the criteria set forth in Section 14(b) and the Company Board shall select one of the candidates as the replacement director (a “Replacement Director”).

(b) Any candidate for Replacement Director shall be subject to the reasonable approval of the Nominating Committee and the Company Board, which approval shall occur as soon as practicable following the identification of the candidate and shall not be unreasonably withheld, conditioned or delayed, and such Replacement Director shall be appointed to the Company Board within five (5) Business Days after the Nominating Committee and the Company Board have approved of such candidate. In the event the Company Board or the Nominating Committee determines in good faith not to approve any Replacement Director, the parties shall follow the same procedure set forth in Section 14(a) until a Replacement Director is appointed to the Company Board.

(c) Any Replacement Director appointed to the Company Board in accordance with this Section 14 shall be appointed to any applicable committee of the Company Board of which the replaced director was a member immediately prior to such director’s ceasing to serve on the Company Board; provided, that as a condition to such appointment, a Replacement Director shall possess the necessary qualifications to serve on the applicable committee of the Company Board.

(d) This Section 14, including the Investor Representative’s right to participate in the identification of Replacement Directors, shall terminate irrevocably with respect to any New Director (or its Replacement Director), if the Investors cease to beneficially own, in the aggregate, at least 10% of the outstanding shares of Company Common Stock. Each time the New Director or the Investor Representative exercises its right to participate in the identification of Replacement Directors under Section 13(b) or this Section 14, it shall provide evidence reasonably satisfactory to the Company that the Investors beneficially own at that time, in the aggregate, at least 10% of the outstanding shares of Company Common Stock.

15. Termination.

(a) This Agreement shall remain in effect until the earlier of (i) no Investor beneficially owns any Registrable Securities and (ii) the Company (on the one hand) or any Investors (on the other hand) materially breaches its representations, warranties, covenants or agreements under this Agreement and such material breach is impossible to cure or, if capable of being cured, is not cured within fifteen (15) calendar days after receipt by the Company from the Investor Representative of a notice (in the case of a Company material breach) or after receipt by the Investor Representative from the Company of a notice (in the case of an Investor material breach), in each case, specifying the material breach (the date of termination, the “Termination Date”).

(b) Notwithstanding anything to the contrary in this Agreement, this Agreement shall automatically terminate upon the Company’s entry into any Extraordinary Transaction, unless the Investors have agreed to enter into a stockholders agreement with the Company in connection with such Extraordinary Transaction, in which case this Agreement will terminate upon the closing of such Extraordinary Transaction.

(c) If this Agreement is terminated in accordance with this Section 15, this Agreement shall forthwith become null and void, but (i) no termination shall relieve any party from liability for any breach of this Agreement prior to such termination and (ii) Section 17 shall survive the termination of this Agreement.

16. Representations and Warranties.

(a) Each of the Investors represents and warrants that it has full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly executed and delivered by such Investor, constitutes a valid and binding obligation and agreement of such Investor and is enforceable against such Investor in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles. Each of the Investors represents that (i) the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms, hereof, will not conflict with, or result in a breach or violation of its organizational documents as currently in effect and (ii) the execution, delivery and performance of this Agreement by it does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it or (B)

result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both could constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any agreement, contract, commitment, understanding or arrangement to which it is a party or by which it is bound, except in the case of subclause (B) as would not reasonably be expected to have a material adverse effect on the Investors. Each of the Investors represents and warrants that it does not have any voting commitments (written or oral) with any New Director as of the date of this Agreement, and agrees that it shall not compensate any New Director or Replacement Director solely in respect of his or her service as a director on the Company Board or enter into voting commitments (written or oral) relating to the Company with any director or officer of the Company.

(b) The Company represents and warrants that it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles. The Company represents and warrants that (i) the execution and delivery of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Company as currently in effect and (ii) the execution, delivery and performance of this Agreement by the Company does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (B) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both could constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

17. Miscellaneous.

(a) Remedies. In the event of a breach by the Company of any of its obligations under this Agreement, the Investor, in addition to being entitled to exercise all rights provided herein, or granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. Subject to Section 8, the Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b) Survival. This Agreement is intended to survive the consummation of the transactions contemplated by the Merger Agreement. The indemnification and contribution obligations under Section 8 of this Agreement shall survive the termination of the obligations of the Company under this Agreement.

(c) Entire Agreement; No Third Party Beneficiary. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

(d) Governing Law; Jurisdiction; Jury Waiver. This Agreement, and any disputes arising out of or related to this Agreement (whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of Nevada, without giving effect to its conflict of laws principles. The parties agree that exclusive jurisdiction and venue for any Proceeding arising out of or related to this Agreement shall exclusively lie in the state or Federal courts located in Clark County, Nevada, and any appellate court from any such state or Federal court. Each party waives any objection it may now or hereafter have to the laying of venue of any such Proceeding, and irrevocably submits to personal jurisdiction in any such court in any such Proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such Proceeding brought in any such court has been brought in any inconvenient forum. Each party consents to accept service of process in any such Proceeding by certified or registered mail, postage prepaid, return receipt requested, addressed to it at the address set forth in Section 17(g). Nothing contained herein shall be deemed to affect the right of any party to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

(e) Specific Enforcement. The parties hereto agree that the rights of each party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that irreparable damage would occur if any provision of this Agreement are not performed in accordance with the terms hereof or are otherwise breached, and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof without the necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at Law.

(f) Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. The rights under this Agreement may be assigned (but only with all related obligations) by an Investor to Diversis Capital Partners I, L.P. or Diversis Capital Partners Select I, L.P.; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement as an Investor and/or the Investor Representative (as applicable), and such transferee shall thereafter be deemed an “Investor.” Neither the Investors nor the Company may otherwise assign its respective rights or obligations hereunder without the prior written consent of the Investor Representative and the Company, which consent shall not be unreasonably withheld, conditioned, or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

(g) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by email (with confirmation of transmission); or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 17(g)):

if to the Company:

Turtle Beach Corporation

44 South Broadway, 4th Floor

White Plains, New York 10601

Attn: Megan Wynne, General Counsel

Email: Megan.wynne@turtlebeach.com

with a copy to (which copy shall not constitute notice):

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Attention: Stephen M. Leitzell

Email: stephen.leitzell@dechert.com

if to the Investors:

PDP Holdings, LLC

2000 Avenue of the Stars, Suite 1050S

Los Angeles, CA 90067

Attention: Kevin Ma and Dabir Rashid

E-mail: kevin@diversis.com and dabir@diversis.com

with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP

1999 Avenue of the Stars, Floor 8

Los Angeles, CA 90067

Attention: David Smith and Brad Finkelstein

E-mail: smith@omm.com and bfinkelstein@omm.com

(h) Severability. The provisions of this Agreement shall be deemed severable and if any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(i) Construction.

(i) For purposes of this Agreement, whenever the context requires: (A) the singular number shall include the plural, and vice versa; (B) the masculine gender shall include the feminine and neuter genders; (C) the feminine gender shall include the masculine and neuter genders; and (D) the neuter gender shall include the masculine and feminine genders.

(ii) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(iii) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(j) Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(k) Counterparts; Signatures. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement shall have received counterparts signed by all of the other parties. This Agreement may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, each of which shall be deemed an original.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed to be effective as of the date first above written.

TURTLE BEACH CORPORATION

By:	/s/ John Hanson
Name:	John Hanson
Title:	Chief Financial Officer

PDP HOLDINGS, LLC

By:	/s/ Kevin Ma
Name:	Kevin Ma
Title:	President

Schedule I

Three million four hundred fifty thousand (3,450,000) shares of Company common stock

Exhibit 10.3

EXECUTION VERSION

FINANCING AGREEMENT

dated as of March 13, 2024

by and among

TURTLE BEACH CORPORATION,

as Parent,

VTB HOLDINGS, INC.,

as Holdings,

VOYETRA TURTLE BEACH, INC.,

as Borrower,

EACH OTHER SUBSIDIARY OF THE PARENT

LISTED AS A GUARANTOR ON THE SIGNATURE PAGES HERETO,

as Guarantors,

THE LENDERS FROM TIME TO TIME PARTY HERETO,

as Lenders,

and

BLUE TORCH FINANCE LLC,

as Administrative Agent and Collateral Agent

i

Section 12.20	Public Disclosure	118
Section 12.21	Integration	118
Section 12.22	USA PATRIOT Act	118
Section 12.23	Judgment Currency	119
Section 12.24	Waiver of Immunity	119

SCHEDULE AND EXHIBITS

Schedule 1.01(A)	Lenders and Lenders’ Commitments
Schedule 1.01(B)	Facilities
Schedule 1.01(C)	Immaterial Subsidiaries
Schedule 6.01(e)	Capitalization; Subsidiaries
Schedule 6.01(f)	Litigation
Schedule 6.01(i)	ERISA
Schedule 6.01(l)	Nature of Business
Schedule 6.01(p)	Employee and Labor Matters
Schedule 6.01(q)	Environmental Matters
Schedule 6.01(u)	Intellectual Property
Schedule 6.01(v)	Material Contracts
Schedule 7.02(a)	Existing Liens
Schedule 7.02(b)	Existing Indebtedness
Schedule 7.02(e)	Existing Investments
Schedule 7.02(k)	Limitations on Dividends and Other Payment Restrictions
Schedule 8.01	Cash Management Accounts

Exhibit A	Form of Joinder Agreement
Exhibit B	Form of Assignment and Acceptance
Exhibit C	Form of Notice of Borrowing
Exhibit D	Form of SOFR Notice
Exhibit E	Form of Compliance Certificate
Exhibit 2.09(d)	Forms of U.S. Tax Compliance Certificates

FINANCING AGREEMENT

Financing Agreement, dated as of March 13, 2024, by and among Turtle Beach Corporation, a Nevada corporation (the “Parent”), Voyetra Turtle Beach, Inc., a Delaware corporation (the “Borrower”), VTB Holdings, Inc., a Delaware corporation (“Holdings”), each subsidiary of Parent listed as a “Guarantor” on the signature pages hereto (together with the Parent and each other Person that executes a joinder agreement and becomes a “Guarantor” hereunder, each, a “Guarantor” and, collectively, the “Guarantors”), the lenders from time to time party hereto (each, a “Lender” and, collectively, the “Lenders”), Blue Torch Finance, LLC, a Delaware limited liability company (“Blue Torch”), as collateral agent for the Secured Parties (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”), and Blue Torch, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent” and, together with the Collateral Agent, each, an “Agent” and, collectively, the “Agents”).

RECITALS

The Parent has entered into that certain Merger Agreement, dated as of the date hereof (as may be amended from time to time in accordance with the terms hereof, the “Effective Date Acquisition Agreement”), by and among Tide Acquisition Sub, Inc., a Delaware corporation, a Wholly-Owned Subsidiary of Parent (the “Buyer”), Tide Acquisition Sub II, LLC, a Delaware limited liability company, the Parent, FSAR Holdings, Inc., a Delaware corporation (the “Target”), and PDP Holdings, LLC, a Delaware limited liability company, as seller, pursuant to which the Buyer will acquire 100% of the Equity Interests of the Target (other than any rollover Equity Interests) (the “Effective Date Acquisition”).

In connection with the Effective Date Acquisition, the Borrower has asked the Lenders to extend credit to the Borrower consisting of a first lien term loan in the aggregate principal amount of $50,000,000. The proceeds of the first lien term loans shall be used to (i) fund a portion of the purchase price for the Effective Date Acquisition as set forth in the Effective Date Acquisition Documents (as defined below), (ii) repay all Indebtedness, liabilities and other obligations outstanding under the Existing Credit Facility (as defined below), terminate all commitments thereunder and terminate any Liens granted and guarantees delivered in connection therewith (in each case, other than contingent obligations for which no claims have been made) (the “Effective Date Refinancing”), (iii) to fund the Turtle Beach Stock Repurchase (as defined below), (iv) for general corporate purposes of the Borrower and (v) to pay fees and expenses related to the Transactions and the Turtle Beach Stock Repurchase. The Lenders are severally, and not jointly, willing to extend such credit to the Borrower subject to the terms and conditions hereinafter set forth.

In consideration of the premises and the covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS; CERTAIN TERMS

Section 1.01 Definitions. As used in this Agreement, the following terms shall have the respective meanings indicated below:

“13-Week Cash Flow” has the meaning specified therefor in Section 7.01(a)(xx).

“ABL Agent” means Bank of America, N.A., in its capacities as administrative agent and collateral agent under the ABL Credit Agreement, or any successor in interest thereto in such capacities.

“ABL Credit Agreement” means that certain ABL Credit Agreement, dated as of December 17, 2018, by and among Turtle Beach Corporation, as a borrower, the other borrowers party thereto, the guarantors party thereto from time to time and the financial institutions party thereto as lenders, and Bank of America, N.A, as administrative agent, collateral agent, and security trustee for the lenders, as amended, restated, amended and restated, extended, supplemented or otherwise modified from time to time.

“ABL Loan Documents” means the ABL Credit Agreement and all other “Loan Documents” under and as defined therein.

“ABL Priority Collateral” has the meaning assigned to such term in the Intercreditor Agreement.

“Account” has the meaning specified in the UCC.

“Account Debtor” means, with respect to any Person, each debtor, customer or obligor in any way obligated on or in connection with any Account of such Person.

“Acquisition” means any acquisition (whether by means of a merger, amalgamation, consolidation or otherwise) of all of the Equity Interests of any Person (other than any rollover Equity Interests so long as such Person becomes a Wholly-Owned Subsidiary) or all or substantially all of the assets of (or any division or business line of) any Person.

“Acquisition Collateral Assignment” means the Collateral Assignment of Merger Documents, dated as of the date hereof, and in form and substance reasonably satisfactory to the Collateral Agent, made by Parent in favor of the Collateral Agent.

“Action” has the meaning specified therefor in Section 12.12.

“Additional Amount” has the meaning specified therefor in Section 2.09(a).

“Adjusted Term SOFR” means, for the purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment.

“Administrative Agent” has the meaning specified therefor in the preamble hereto.

“Administrative Agent’s Accounts” means one or more accounts designated by the Administrative Agent at a bank designated by the Administrative Agent from time to time as the accounts into which the Loan Parties shall make all payments to the Administrative Agent for the benefit of the Agents and the Lenders under this Agreement and the other Loan Documents.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the Equity Interests having ordinary voting power for the election of members of the Board of Directors of such Person or (b) direct or cause the direction of the management and policies of such Person whether by contract or otherwise. Notwithstanding anything herein to the contrary, in no event shall any Agent or any Lender be considered an “Affiliate” of any Loan Party.

“Agent” and “Agents” have the respective meanings specified therefor in the preamble hereto.

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“Aggregate Payments” has the meaning specified therefor in Section 11.06.

“Agreement” means this Financing Agreement, including all amendments, restatements, modifications and supplements and any exhibits or schedules to any of the foregoing, and shall refer to this Agreement as the same may be in effect at the time such reference becomes operative.

“Anti-Corruption Laws” means all Requirements of Law concerning or relating to bribery or corruption, including, without limitation, the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act of 2010, and the anti-bribery and anti-corruption laws and regulations of those jurisdictions in which the Loan Parties do business.

“Anti-Money Laundering Laws” means all Requirements of Law concerning or relating to terrorism or money laundering, including, without limitation, the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956-1957), the USA PATRIOT Act, the Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act,” 31 U.S.C. §§ 5311-5332 and 12 U.S.C. §§ 1818(s), 1820(b) and §§ 1951-1959) and all United Kingdom anti-money laundering rules and the rules and regulations thereunder, and any law prohibiting or directed against the financing or support of terrorist activities (e.g., 18 U.S.C. §§ 2339A and 2339B).

“Applicable Margin” means, as of any date of determination, with respect to the interest rate of any Term Loan (or any portion thereof):

(a) The rate per annum indicated below based upon the Total Net Leverage Ratio set forth opposite thereto, which ratio shall be calculated as of the end of the most recent fiscal quarter of the Parent and its Subsidiaries for which quarterly financial statements and a Compliance Certificate of an Authorized Officer of the Parent are received by the Agents and the Lenders in accordance with Section 7.01(a)(ii) and Section 7.01(a)(iv):

Level	Total Net Leverage Ratio	Reference Rate Loans	SOFR Loans
I	Greater than or equal to 2.25 to 1.00	7.25%	8.25%
II	Less than 2.25 to 1:00	6.75%	7.75%

(b) Subject to clause (c) below, the adjustment of the Applicable Margin (if any) will occur two (2) Business Days after the date the Administrative Agent receives the quarterly financial statements and a Compliance Certificate of an Authorized Officer of the Parent in accordance with Section 7.01(a)(ii) and Section 7.01(a)(iv).

(c) Notwithstanding the foregoing:

(i) the Applicable Margin shall be set at Level I in the table above (x) upon the occurrence and during the continuation of an Event of Default, (y) if for any period, the Administrative Agent does not receive the financial statements and certificates described in clause (b) above, for the period commencing on the date such financial statements and certificate were required to be delivered through the date on which such financial statements and certificate are actually received by the Administrative Agent and the Lenders, and (z) from the Effective Date until the date on which the Borrower has delivered the quarterly financial statements and Compliance Certificate required to be delivered pursuant to Section 7.01(a)(ii) and Section 7.01(a)(iv), in each case, for the fiscal quarter ending June 30, 2024; and

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(ii) in the event that any financial statement or certificate described in clause (b) above is inaccurate (regardless of whether this Agreement or any Commitments are in effect when such inaccuracy is discovered), and such inaccuracy, if corrected, (x) would have led to the application of a higher Applicable Margin for any fiscal period, then (1) the Applicable Margin for such fiscal period shall be adjusted retroactively (to the effective date of the determination of the Applicable Margin that was based upon the delivery of such inaccurate financial statement or certificate) to reflect the correct Applicable Margin, and the Borrower shall promptly make payments to the Agents and the Lenders to reflect such adjustment and (2) the Borrower shall pay to the Administrative Agent, for the account of each Lender, ratably within five (5) Business Days of receipt of such notice the full payment in respect of the accrued additional interest as a result of such increased Applicable Margin for such period owed to such Lender (no Default or Event of Default shall be deemed to have occurred as a result of such non-payment (and no such additional amount shall be deemed overdue or accrue interest at the Post-Default Rate) unless such additional amount is not paid when due pursuant to this clause (x)) and (y) the actual Applicable Margin would have been lower, then the Agent will notify the Lenders of such overpaid amount and such overpaid amount will be credited against the next payment of interest due by the Borrower under this Agreement.

“Applicable Premium” means, as of the date of the occurrence of an Applicable Premium Trigger Event:

(a) during the period from and after the Effective Date up to and including the date that is the twelve (12) month anniversary of the Effective Date (the “First Period”), an amount equal to the Make-Whole Amount; and

(b) thereafter, zero.

“Applicable Premium Trigger Event” means:

(a) any payment by any Loan Party of all, or any part, of the principal balance of any Term Loan for any reason (including, without limitation, any optional prepayment or mandatory prepayment (other than (x) any prepayment made pursuant to Section 2.05(c)(i), Section 2.05(c)(iv) or Section 2.05(c)(v) and (y) any regularly scheduled amortization payment made pursuant to Section 2.03(a)) whether before or after (i) the occurrence of an Event of Default, or (ii) the commencement of any Insolvency Proceeding, and notwithstanding any acceleration (for any reason) of the Obligations;

(b) the acceleration of all (and not less than all) of the Obligations for any reason, including, without limitation, acceleration in accordance with Section 9.01, including as a result of the commencement of an Insolvency Proceeding;

(c) the satisfaction, release, payment, restructuring, reorganization, replacement, reinstatement, defeasance or compromise of all (and not less than all) of the Obligations in any Insolvency Proceeding, foreclosure (whether by power of judicial proceeding or otherwise) or deed in lieu of foreclosure or the making of a distribution of any kind in any Insolvency Proceeding to any Agent, for the account of the Lenders in full satisfaction of the Obligations; or

(d) the termination of this Agreement for any reason.

“Article 55 BRRD” means Article 55 of Directive 2014/59/EU, as amended or re-enacted from time to time, establishing a framework for the recovery and resolution of credit institutions and investment firms.

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“Assignment and Acceptance” means an assignment and acceptance entered into by an assigning Lender and an assignee, and accepted by the Administrative Agent, in accordance with Section 12.07 hereof and substantially in the form of Exhibit B hereto or such other form reasonably acceptable to the Administrative Agent.

“Authorized Officer” means, with respect to any Person, the chief executive officer, chief operating officer, chief financial officer, treasurer, assistant treasurer, controller or other financial officer performing similar functions, secretary, assistant secretary, president or executive vice president of such Person.

“Availability” means, at any time, the aggregate principal amount of revolving loans that are available for borrowing under each Permitted ABL Facility then in effect (in the aggregate, if more than one such Permitted ABL Facility is in effect at such time).

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means: (a) in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; (b) in relation to the United Kingdom, the UK Bail-In Legislation; and (c) in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time.

“Bankruptcy Code” means Title 11 of the United States Code, as amended from time to time, and any successor statute or any similar federal or state law for the relief of debtors.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.07(f).

“Benchmark Replacement” means with respect to any Benchmark Transition Event, the sum of: (a) the alternate benchmark rate that has been selected by (i) at any time while (1) Blue Torch or any of its Affiliates is the Administrative Agent under this Agreement and (2) no Default or Event of Default shall have occurred and be continuing, the Administrative Agent and the Required Lenders, in consultation with the Borrower, or (ii) at all other times, the Administrative Agent and the Required Lenders, in each case, giving due consideration to (I) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (II) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment; provided that if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

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“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Required Lenders giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities.

“Benchmark Replacement Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of “Business Day,” “U.S. Government Securities Business Day,” “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage costs and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

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(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the ninetieth (90th) day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than ninety (90) days after such statement or publication, the date of such statement or publication) (or in each case, such later date as determined by the Administrative Agent, in consultation with the Borrower).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.07(e) through (i) and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.07(e) through (i).

“Blue Torch” has the meaning specified therefor in the preamble hereto.

“Board” means the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Board of Directors” means, with respect to (a) any corporation, the board of directors of such corporation or any committee thereof duly authorized to act on behalf of such board, (b) a partnership, the board of directors, board of managers or equivalent governing body of the general partner of the partnership, (c) a limited liability company, the managing member or members or any controlling committee or board of directors, board of managers or equivalent governing body of such company or the sole member or the managing member thereof, and (d) any other Person, the entity, individual, board or committee of such Person serving a similar function.

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“Board Observer” has the meaning specified therefor in Section 7.01(p).

“BOD Meeting” has the meaning specified therefor in Section 7.01(p).

“Borrower” has the meaning specified therefor in the preamble hereto.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required to close, provided that for purposes of determining the borrowing, payment or continuation of, or determination of interest rate on, SOFR Loans, “Business Day” shall exclude any day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“Buyer” has the meaning specified therefor in the recitals.

“Capital Expenditures” means, with respect to any Person for any period, the sum of (a) the aggregate of all expenditures by such Person and its Subsidiaries during such period that in accordance with GAAP are or should be included in “property, plant and equipment” or in a similar fixed asset account on its balance sheet, whether such expenditures are paid in cash or financed, including all Capitalized Lease Obligations, obligations under synthetic leases and capitalized software costs that are paid or due and payable during such period and (b) to the extent not covered by clause (a) above, the aggregate of all expenditures by such Person and its Subsidiaries during such period to acquire by purchase or otherwise the business or fixed assets of, or the Equity Interests of, any other Person; provided, that the term “Capital Expenditures” shall not include any such expenditures which constitute (i) expenditures by a Loan Party made in connection with the replacement, substitution or restoration of such Loan Party’s assets pursuant to Section 2.05(c)(v) from the Net Cash Proceeds of Dispositions and Extraordinary Receipts consisting of insurance proceeds or condemnation awards, (ii) expenditures financed with the proceeds received from the sale or issuance of Equity Interests to a Permitted Holder or any other Person permitted under this Agreement so long as such proceeds are not commingled with any Loan Party’s funds and are deposited in an account subject to a Control Agreement and used exclusively to fund such expenditures, (iii) a Permitted Acquisition, (iv) expenditures that are accounted for as capital expenditures of such Person and that actually are paid for by a third party (excluding any Loan Party) and for which no Loan Party has provided or is required to provide or incur, directly or indirectly, any consideration or obligation to such third party or any other person (whether before, during or after such period), and (v) the purchase price of equipment that is purchased substantially contemporaneously with the trade in of existing equipment to the extent that the gross amount of such purchase price is reduced by the credit granted by the seller of such equipment for the equipment being traded in at such time.

“Capitalized Lease” means, with respect to any Person, any lease of (or other arrangement conveying the right to use) real or personal property by such Person as lessee that is required under GAAP to be capitalized on the balance sheet of such Person.

“Capitalized Lease Obligations” means, with respect to any Person, obligations of such Person and its Subsidiaries under Capitalized Leases, and, for purposes hereof, the amount of any such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

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“Cash Equivalents” means (a) marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case, maturing within six months from the date of acquisition thereof; (b) commercial paper, maturing not more than 270 days after the date of issue rated P 1 by Moody’s or A 1 by Standard & Poor’s; (c) certificates of deposit maturing not more than 270 days after the date of issue, issued by commercial banking institutions and money market or demand deposit accounts maintained at commercial banking institutions, each of which is a member of the Federal Reserve System and has a combined capital and surplus and undivided profits of not less than $500,000,000; (d) repurchase agreements having maturities of not more than ninety (90) days from the date of acquisition which are entered into with major money center banks included in the commercial banking institutions described in clause (c) above and which are secured by readily marketable direct obligations of the United States Government or any agency thereof; (e) money market accounts maintained with mutual funds having assets in excess of $2,500,000,000, which assets are primarily comprised of Cash Equivalents described in another clause of this definition; (f) marketable tax exempt securities rated A or higher by Moody’s or A+ or higher by Standard & Poor’s, in each case, maturing within 270 days from the date of acquisition thereof and (g) in the case of any Foreign Subsidiary, cash and cash equivalents that are substantially equivalent in such jurisdiction to those described in clauses (a) through (f) above in respect of each country that is a member of the Organization for Economic Co-operation and Development.

“Cash Management Accounts” means the deposit accounts, securities accounts, and other accounts of each Loan Party (other than Excluded Accounts) maintained at one or more banks (each, a “Cash Management Bank”) listed on Schedule 8.01.

“Cash Management Bank” has the meaning specified therefor in the definition of “Cash Management Accounts”.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation, judicial ruling, judgment or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall, in each case, be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control” means each occurrence of any of the following:

(a) the acquisition, directly or indirectly, by any person, entity or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of beneficial ownership (as defined in Rule 13d-3 of the Exchange Act), of more than 33% of the aggregate outstanding voting or economic power of the Equity Interests of the Parent;

(b) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Parent (or its direct or indirect ultimate parent holding company) (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Parent (or its direct or indirect ultimate holding company) was approved by a vote of at least a majority of the directors of the Parent (or its direct or indirect ultimate holding company) then still in office who were either directors at the beginning of such period, or whose election or nomination for election was previously approved) cease for any reason to constitute a majority of the Board of Directors of the Parent (or its direct or indirect ultimate holding company);

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(c) the Parent shall cease to have beneficial ownership (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 100% of the aggregate voting or economic power of the Equity Interests of each other Loan Party and each of their respective Subsidiaries (other than in connection with any transaction permitted pursuant to Section 7.02(c)(i)), free and clear of all Liens (other than Permitted Liens); or

(d) a “Change of Control” (or any comparable term or provision) under or with respect to any Permitted ABL Facility or any Material Indebtedness (excluding Indebtedness evidenced by this Agreement) of the Parent or any of its Subsidiaries.

“Collateral” means all of the property and assets and all interests therein and proceeds thereof now owned or hereafter acquired by any Loan Party upon which a Lien is granted or purported to be granted by such Loan Party in favor of any Agent, for the benefit of the Secured Parties, as security for all or any part of the Obligations; provided that, for the avoidance of doubt, the Collateral shall exclude Excluded Assets.

“Collateral Agent” has the meaning specified therefor in the preamble hereto.

“Collections” means all cash, checks, notes, instruments, and other items of payment (including insurance proceeds, proceeds of cash sales, rental proceeds, and tax refunds).

“Commercially Available Software” means commercially available software that has not been modified or customized by a third party for a Loan Party and that is licensed pursuant to a non-negotiated agreement.

“Commitments” means, with respect to each Lender, such Lender’s Term Loan Commitment.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Compliance Certificate” means a Compliance Certificate, substantially in the form of Exhibit E, duly executed by an Authorized Officer of the Parent.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated EBITDA” means, with respect to the Parent and its Subsidiaries for any period:

(a) the Consolidated Net Income of the Parent and its Subsidiaries for such period,

plus

(b) without duplication, the sum of the following amounts for such period to the extent deducted in the calculation of Consolidated Net Income (other than in respect of clause (xiii) and (xvi) below) for such period:

(i) any provision for United States federal income taxes or other taxes measured by net income, profits or capital gains and franchise, excise and similar taxes (including tax settlements, penalties and interest),

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(ii) Consolidated Net Interest Expense,

(iii) any loss from extraordinary items,

(iv) any depreciation and amortization expense,

(v) any aggregate net loss on the Disposition of property (other than accounts and Inventory) outside the ordinary course of business, and

(vi) any other non-cash expenditure, charge or loss for such period (other than any non-cash expenditure, charge or loss relating to write-offs, write-downs or reserves with respect to accounts and Inventory);

(vii) transaction fees, costs and expenses incurred in connection with the Loan Documents and the consummation of the other Transactions on the Effective Date, including transaction expenses that are paid within one-hundred and twenty (120) days of the Effective Date (including, without limitation, legal fees, consulting fees and fees for third-party reports),

(viii) transaction fees, costs and expenses incurred in connection with Permitted Acquisitions, Permitted Investments, Permitted Dispositions, Equity Issuances, Capital Expenditures, Permitted Restricted Payments, the prepayment of any Indebtedness or the redemption of any Equity Interests and other transactions not prohibited by this Agreement or any other Loan Document (whether successful or not), provided that the aggregate amount of all such transaction fees, costs and expenses for transactions that have not consummated does not to exceed $1,500,000 during any four (4) fiscal-quarter period,

(ix) fees, costs and expenses that are required to be reimbursed (and are actually reimbursed) by unaffiliated third parties within 180 days of the incurrence thereof,

(x) adjustments, charges, losses and expenses resulting from the application of purchase accounting, recapitalization accounting or other similar acquisition accounting (including with respect to Inventory, property and equipment, goodwill, intangible assets, deferred revenue, earn-out obligations and debt like items) in connection with the Effective Date Acquisition, any Permitted Acquisition, any Permitted Investment or any Permitted Disposition or any similar transaction not prohibited hereunder,

(xi) fees, costs and expenses incurred by the Loan Parties and their Subsidiaries under the Loan Documents and the ABL Loan Documents (including in connection with any amendment or other modification (or proposed amendment or modification) hereto or thereto) and fees, costs and expenses paid or reimbursed to (or for the benefit of) the Agents or the Lenders under the Loan Documents or the “Secured Parties” under and as defined in the ABL Loan Documents,

(xii) debt discount, debt issuance costs, fees, charges and commissions and prepayment expense incurred in connection with the issuance of Permitted Indebtedness or the prepayment, repayment or retirement of existing Indebtedness or other obligations permitted hereunder (including any premiums or other expenses paid in connection with the early termination of an operating lease or other Contractual Obligation),

(xiii) expenses incurred with respect to liability or casualty events or business interruption (to the extent covered by insurance) and, without duplication, cash proceeds of business interruption insurance received by the Parent or any of its Subsidiaries to the extent not already included in Consolidated Net Income,

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(xiv) severance, retention bonuses, recruiting fees and similar compensation charges (including transaction fees, costs and expenses related thereto) for such period, provided that the aggregate amount added back pursuant to this clause (xiv) during any four (4) fiscal-quarter period, together with the aggregate amount added back pursuant to clause (xv) below, clause (xvi) below (other than the amounts set forth in subclause (D) thereof), and clause (xix) below in such four (4) fiscal-quarter period, shall not exceed 20% of Consolidated EBITDA for such period (calculated prior to such addbacks),

(xv) unusual and non-recurring charges for such period (collectively, “Unusual and Non-Recurring Charges”); provided that the aggregate amount added back pursuant to this clause (xv) during any four (4) fiscal-quarter period, together with the aggregate amount added back pursuant to clause (xiv) above, clause (xvi) below (other than the amounts set forth in subclause (D) thereof) and clause (xix) below in such four (4) fiscal-quarter period, shall not exceed 20% of Consolidated EBITDA for such period (calculated prior to such addbacks),

(xvi) the amount of net cost savings, expense reductions, other operating improvements and acquisition or other cost synergies projected by the Parent reasonably and in good faith to be realized during such period (calculated on a Pro Forma Basis) as a result of actions taken or anticipated in good faith to be taken in connection with the Effective Date Acquisition, any Permitted Acquisition or any Permitted Disposition or the implementation of an operational initiative, operational change, cost reduction program or any other transaction giving rise to such projected pro forma adjustments, cost savings, expense reductions, other operating improvements or synergies by the Parent or any of its Subsidiaries (each, a “Specified Transaction”), net of the amount of actual benefits realized during such period that are otherwise included in the calculation of Consolidated EBITDA (collectively, “Cost Savings and Synergies”); provided that (A) such actions have been taken or are anticipated in good faith to be taken within 12 months after the consummation of the applicable Specified Transaction, (B) no such Cost Savings and Synergies shall be added-back pursuant to this clause to the extent duplicative of any savings, expenses, synergies or charges otherwise added-back to Consolidated EBITDA for such period, (C) the aggregate amount added back pursuant to this clause (xvi) (other than any amounts described in subclause (D) below) during any four (4) fiscal-quarter period, together with the aggregate amount added back pursuant to clause (xiv) above, clause (xv) above and clause (xix) below in such four (4) fiscal-quarter period, shall not exceed 20% of Consolidated EBITDA for such period (calculated prior to such addbacks), (D) the amounts added back pursuant to this clause (xvi) as a result of actions taken or anticipated in good faith to be taken in connection with the Effective Date Acquisition shall not exceed (i) $2,408,907.20 with respect to the fiscal quarter ending March 31, 2024, (ii) $2,076,073.86 with respect to the fiscal quarter ending June 30, 2024 and (iii) $728,340.60 with respect to the fiscal quarter ending September 30, 2024, (E) such Cost Savings and Synergies are certified to, and described in reasonable detail, in the Compliance Certificate, which shall include factual support for such Cost Saving and Synergies,

(xvii) non-cash deferred compensation, stock option or employee benefits-based and other equity-based compensation expenses;

(xviii) [reserved];

(xix) non-recurring expenses related to re-branding and brand transition efforts including strategy, marketing and name changes; provided that the aggregate amount added back pursuant to this clause (xix) during any four (4) fiscal-quarter period, together with the aggregate amount added back pursuant to clause (xiv) above, clause (xv) above, and clause (xvi) above (other than the amounts set forth in subclause (D) thereof) in such four (4) fiscal-quarter period, shall not exceed 20% of Consolidated EBITDA for such period (calculated prior to such addbacks),

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(xx) [reserved];

(xxi) any write-offs or write-downs of Inventory or accounts receivable and other audit adjustments with respect (1) to the Target and its subsidiaries in connection with the Effective Date Acquisition or (2) any Permitted Acquisition;

(xxii) any contingent or deferred payments (including earnouts, non-compete payments and other consulting payments) incurred in connection with any Permitted Acquisition or any Permitted Investment, and earnout obligation expense (including adjustments thereto), to the extent paid or accrued during such period, minus

(c) without duplication, the sum of the following amounts for such period to the extent included in the calculation of such Consolidated Net Income for such period:

(i) any refunds for United States federal income taxes or other taxes measured by net income,

(ii) any gain from extraordinary items,

(iii) any aggregate net gain from the Disposition of property (other than accounts and Inventory) outside the ordinary course of business, and

(iv) any other non-cash gain, including any reversal of a charge referred to in clause (b)(vi) above by reason of a decrease in the value of any Equity Interest;

in each case, determined on a consolidated basis in accordance with GAAP.

Consolidated EBITDA and the Total Net Leverage Ratio shall be calculated (except for purposes of calculating Excess Cash Flow) on a Pro Forma Basis with respect to any Specified Transaction occurring during the applicable measurement period to which such calculation relates, and/or subsequent to the end of such measurement period but not later than the date of such calculation, as if such Specified Transaction had occurred on the first day of any applicable calculation period.

Notwithstanding anything to the contrary contained herein, for each of the periods set forth in the table below, Consolidated EBITDA of Parent and its Subsidiaries shall be deemed to be the applicable amounts corresponding to such fiscal quarter set forth below:

Fiscal Quarter	Consolidated EBITDA
Fiscal quarter ended June 30, 2023	$(1,403,311.23)
Fiscal quarter ended September 30, 2023	$3,392,700.42
Fiscal quarter ended December 31, 2023	$22,530,458.53

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“Consolidated Funded Indebtedness” means, as of any date of determination, the aggregate principal amount of Indebtedness of the Parent and its Subsidiaries outstanding on such date, determined on a consolidated basis in accordance with GAAP, in respect of (a) Indebtedness for borrowed money, (b) obligations under letters of credit or similar obligations that remain unreimbursed for more than one (1) Business Day since being drawn, (c) obligations in respect of purchase money indebtedness and Capitalized Lease Obligations, (d) debt obligations evidenced by promissory notes or similar instruments, (e) earnouts and other contingent acquisition consideration, solely to the extent fully earned in accordance with the underlying acquisition documentation (and not subject to dispute in good faith) and then due and payable, (f) all obligations of such Person for the deferred purchase price of property or services (other than trade payables and other accounts payable incurred in the ordinary course of business and either not outstanding for more than ninety (90) days after the date such payable was created or which are disputed in good faith or subject to extended payment terms, any earn-out, purchase price adjustment or similar obligation until such obligation appears in the liabilities section of the balance sheet of such Person) and (g) all reimbursement, payment or other obligations and liabilities of such Person created or arising under any conditional sales or other title retention agreement with respect to property used and/or acquired by such Person, even though the rights and remedies of the lessor, seller and/or lender thereunder may be limited to repossession or sale of such property; provided that, Consolidated Funded Indebtedness shall not include any intercompany Indebtedness between or among any Loan Parties or any of their Subsidiaries.

“Consolidated Net Income” means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Subsidiaries for such period; provided, however, that the following shall be excluded: (a) the net income of any other Person in which such Person or one of its Subsidiaries has a joint interest with a third-party (which interest does not cause the net income of such other Person to be consolidated into the net income of such Person), except to the extent of the amount of dividends or distributions paid to such Person or Subsidiary, (b) the net income of any Subsidiary of such Person that is, on the last day of such period, subject to any restriction or limitation on the payment of dividends or the making of other distributions to such Person, to the extent of such restriction or limitation, (c) the net income of any other Person arising prior to such other Person becoming a Subsidiary of such Person or merging or consolidating into such Person or its Subsidiaries, (d) any aggregate net gains or losses from the Disposition of property (other than Accounts Receivable and Inventory), in each case, not in the ordinary course of business, (e) the cumulative effect of a change in accounting principles or resulting from the adoption or modification of accounting policies made in such period and (f) amortization of deferred financing costs and premiums and amortization of intangible assets.

“Consolidated Net Interest Expense” means, with respect to any Person for any period, (a) gross interest expense of such Person and its Subsidiaries for such period determined on a consolidated basis and in accordance with GAAP (including, without limitation, interest expense paid to Affiliates of such Person (other than the Loan Parties and their Subsidiaries)), less (b) the sum of (i) interest income for such period (other than from the Loan Parties and their Subsidiaries) and (ii) gains for such period on Hedging Agreements (to the extent not included in interest income above and to the extent not deducted in the calculation of gross interest expense), plus (c) the sum of (i) losses for such period on Hedging Agreements (to the extent not included in gross interest expense) and (ii) the upfront costs or fees for such period associated with Hedging Agreements (to the extent not included in gross interest expense), in each case, determined on a consolidated basis and in accordance with GAAP.

“Contingent Loan Obligations” means any Obligation constituting a contingent, unliquidated indemnification or expense reimbursement obligation of any Loan Party, in each case, to the extent (a) such obligation has not accrued and is not yet due and payable and (b) no claim has been made with respect thereto.

“Contingent Obligation” means, with respect to any Person, any obligation of such Person guaranteeing or intending to guarantee any Indebtedness, leases, dividends or other obligations (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly,

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including, without limitation, (a) the direct or indirect guaranty, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of a primary obligor, (b) the obligation to make take-or-pay or similar payments, if required, regardless of nonperformance by any other party or parties to an agreement, and (c) any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, assets, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term “Contingent Obligation” shall not include any product warranties extended in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation with respect to which such Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability with respect thereto (assuming such Person is required to perform thereunder), as determined by such Person in good faith.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Contribution Notice” means a contribution notice issued by the Pensions Regulator under section 38 or 47 of the Pensions Act 2004.

“Control Agreement” means, with respect to any deposit account, any securities account, commodity account, securities entitlement or commodity contract, an agreement, in form and substance satisfactory to the Collateral Agent, among the Collateral Agent, the financial institution or other Person at which such account is maintained or with which such entitlement or contract is carried and the Loan Party maintaining such account, effective to grant “control” (as defined under the applicable UCC) over such account to the Collateral Agent.

“Cure Amount” has the meaning specified therefor in Section 9.02.

“Cure Right” has the meaning specified therefor in Section 9.02.

“Current Value” has the meaning specified therefor in Section 7.01(m).

“Debtor Relief Law” means the Bankruptcy Code and any other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief law of the United States or other applicable jurisdiction from time to time in effect.

“Default” means an event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

“Disbursement Letter” means a disbursement letter, in form and substance reasonably satisfactory to the Collateral Agent, by and among the Loan Parties, the Agents, the Lenders and the other Persons party thereto, and the related funds flow memorandum describing the sources and uses of all cash payments in connection with the Transactions contemplated to occur on the Effective Date.

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“Disposition” means any transaction, or series of related transactions, pursuant to which any Person or any of its Subsidiaries sells (including, without limitation, any sale leaseback transaction), assigns, transfers, leases, licenses (as licensor) or otherwise disposes of any property or assets (whether now owned or hereafter acquired) to any other Person, in each case, whether or not the consideration therefor consists of cash, securities or other assets owned by the acquiring Person. For purposes of clarification, “Disposition” shall include (a) the sale or other disposition for value of any contracts, (b) any disposition of property through a “plan of division” under the Delaware Limited Liability Company Act or any comparable transaction under any similar law, or (c) the early termination or modification of any contract resulting in the receipt by any Loan Party of a cash payment or other consideration in exchange for such event (other than payments in the ordinary course for accrued and unpaid amounts due through the date of termination or modification). “Disposition” shall not include the expiration of a Lease by its terms or the non-renewal of a Lease.

“Disqualified Equity Interests” means any Equity Interest that, by its terms (or by the terms of any security or other Equity Interest into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition, (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than solely for Equity Interests which are not otherwise Disqualified Equity Interests), (b) is redeemable at the option of the holder thereof (other than solely for Equity Interests which are not otherwise Disqualified Equity Interests) in whole or in part, (c) provides for the scheduled payments of dividends or distributions in cash, or (d) is convertible into or exchangeable for (i) Indebtedness or (ii) any other Equity Interests that would constitute Disqualified Equity Interests, in each case of clauses (a) through (d), at any time prior to the date that is 91 days after the Final Maturity Date, except, in the case of clauses (a) and (b), as a result of a change of control or asset sale so long as any rights of the holders thereof, upon the occurrence of such change of control or asset sale event, shall be subject to the prior repayment in full of the Loans and all other Obligations and the termination of the Commitments.

“Dollar,” “Dollars” and the symbol “$” each means lawful money of the United States of America.

“Domestic Subsidiary” means any Subsidiary that is organized and existing under the laws of the United States or any state or commonwealth thereof or under the laws of the District of Columbia.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“Effective Date” has the meaning specified therefor in Section 5.01.

“Effective Date Acquisition” has the meaning specified therefor in the recitals.

“Effective Date Acquisition Agreement” has the meaning specified therefor in the recitals.

“Effective Date Acquisition Documents” means the Effective Date Acquisition Agreement and all other agreements, instruments and other documents related thereto or executed in connection therewith.

“Effective Date Refinancing” has the meaning specified therefor in the recitals.

“Employee Plan” means an employee benefit plan within the meaning of Section 3(3) of ERISA (other than a Multiemployer Plan), that any Loan Party or any of its ERISA Affiliates maintains, sponsors or contributes to or is obligated to contribute to.

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“English Security Documents” means an English law debenture and share charge, in form and substance reasonably satisfactory to the Collateral Agent, made by a Loan Party in favor of the Collateral Agent for the benefit of the Secured Parties securing the Obligations.

“English Loan Party” means any Loan Party that is incorporated in England and Wales.

“Environmental Claim” means any action, suit, complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication, from any Person or Governmental Authority relating to or arising out of any threatened, alleged or actual (a) violation of, non-compliance with, or liability under, any Environmental Law, or (b) the manufacture, use, handling, processing, distribution, labeling, generation, transportation, storage, treatment, Release, threatened Release, disposal or arranging for the disposal of, or exposure to, any Hazardous Materials.

“Environmental Law” means any Requirement of Law relating to, regulating or governing (i) the pollution or protection of the environment, any environmental media, natural resources, or, with respect to exposure to Hazardous Materials, human health or safety, or (ii) the manufacture, use, handling, processing, distribution, labeling, generation, transportation, storage, treatment, Release, threatened Release, disposal or arranging for the disposal of, or exposure to, any Hazardous Materials.

“Environmental Liability” means all liabilities (contingent or otherwise, known or unknown), monetary obligations, losses (including monies paid in settlement), damages, natural resource damages, costs and expenses (including all reasonable fees, costs, client charges and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest arising directly or indirectly as a result of, from, or based upon (a) any Environmental Claim, (b) any actual, alleged or threatened violation of or non-compliance with any Environmental Law or Environmental Permit, (c) any actual, alleged or threatened Release of, or exposure to, Hazardous Materials, (d) any Remedial Action, (e) any adverse environmental condition or (g) any contract, agreement or other arrangement pursuant to which liability is assumed or imposed contractually or by operation of law with respect to any of the foregoing (a)-(e).

“Environmental Lien” means any Lien (other than a Permitted Lien) in favor of any Governmental Authority arising out of any Environmental Liability.

“Environmental Permit” means any permit, license, authorization, approval, registration or entitlement required by or issued pursuant to any Environmental Law or by any Governmental Authority pursuant to Environmental Law.

“Equity Interests” means (a) all shares of capital stock (whether denominated as common stock or preferred stock), equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting and (b) all securities convertible into or exchangeable for any of the foregoing and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any of the foregoing, whether or not presently convertible, exchangeable or exercisable.

“Equity Issuance” means either (a) the sale or issuance by any Loan Party or any of its Subsidiaries of any shares of its Equity Interests or (b) the receipt by the Parent of any cash capital contributions.

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“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute of similar import, and regulations thereunder, in each case, as in effect from time to time. References to sections of ERISA shall be construed also to refer to any successor sections.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) which is a member of a group of which such Person is a member and which would be deemed to be a “controlled group” or under “common control” within the meaning of Sections 414(b), (c), (m) or (o) of the Internal Revenue Code or Sections 4001(a)(14) or 4001(b)(1) of ERISA.

“ERISA Event” means (a) the occurrence of a Reportable Event with respect to any Pension Plan; (b) the failure to meet the minimum funding standards of Section 412 or 430 of the Internal Revenue Code or Section 302 or 303 of ERISA with respect to any Pension Plan (whether or not waived in accordance with Section 412(c) of the Internal Revenue Code or Section 302(c) of ERISA) or the failure to make a required contribution or installment required under Section 412 or Section 430(j) of the Internal Revenue Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (c) a determination that any Pension Plan is, or is reasonably expected to be, in “at risk” status (as defined in Section 430 of the Internal Revenue Code or Section 303 of ERISA); (d) a determination that any Multiemployer Plan is, or is reasonably expected to be, in “critical” or “endangered” status under Section 432 of the Internal Revenue Code or Section 305 of ERISA; (e) the filing of a notice of intent to terminate a Pension Plan or the treatment of an amendment to a Pension Plan as a termination under Section 4041 of ERISA; (f) the withdrawal by any Loan Party or any of its ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability to any Loan Party or any of its ERISA Affiliates pursuant to Section 4063 or 4064 of ERISA; (g) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition that might constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (h) the imposition of liability on any Loan Party or any of its ERISA Affiliates pursuant to Section 4062(e) or 4069(a) of ERISA or by reason of the application of Section 4212(c) of ERISA; (i) the withdrawal of any Loan Party or any of its ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan or the receipt by any Loan Party or any of its ERISA Affiliates of notice from any Multiemployer Plan that it is in insolvency pursuant to Section 4245 of ERISA, or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA; (j) the occurrence of an act or omission which would reasonably give rise to the imposition on any Loan Party or any of its ERISA Affiliates of fines, penalties, taxes or related charges under Sections 4975 or 4971 of the Internal Revenue Code or under Section 409, Section 502(c), (i) or (l), or Section 4071 of ERISA in respect of any Employee Plan; (k) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent, upon any Loan Party or any of its ERISA Affiliates; (l) the assertion of a claim (other than routine claims for benefits) against any Employee Plan or the assets thereof, or against any Loan Party or any of its ERISA Affiliates in connection with any Employee Plan or Multiemployer Plan; (m) receipt from the Internal Revenue Service of notice of the failure of any Pension Plan (or any other Employee Plan intended to be qualified under Section 401(a) of the Internal Revenue Code) to qualify under Section 401(a) of the Internal Revenue Code, or the failure of any trust forming part of any such Pension Plan (or such other Employee Plan) to qualify for exemption from taxation under Section 501(a) of the Internal Revenue Code; (n) the imposition on any Loan Party of any material fine, excise tax or penalty with respect to any Employee Plan or Multiemployer Plan resulting from any noncompliance with any Requirements of Law; (o) the imposition of a Lien pursuant to Section 430(k) of the Internal Revenue Code or pursuant to ERISA with respect to any Pension Plan; or (p) the occurrence of any Foreign Plan Event.

“Erroneous Distribution” has the meaning specified therefor in Section 10.17.

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“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Event of Default” has the meaning specified therefor in Section 9.01.

“Excess Cash Flow” means, with respect to any Person for any period, (a) Consolidated EBITDA of such Person and its Subsidiaries for such period, less (b) the sum of, without duplication, (i) all cash principal payments (excluding any principal payments made pursuant to Section 2.05(b) or Section 2.05(c)) on the Loans made during such period, and all cash principal payments on Indebtedness (other than Indebtedness incurred under this Agreement) of such Person or any of its Subsidiaries during such period to the extent such other Indebtedness is permitted to be incurred, and such payments are permitted to be made, under this Agreement (but, in the case of revolving loans, only to the extent that the revolving credit commitment in respect thereof is permanently reduced by the amount of such payments), (ii) all Consolidated Net Interest Expense to the extent paid or payable in cash during such period, (iii) the cash portion of all consideration (including transaction costs, fees and expenses paid in cash with respect thereto) paid in respect of Capital Expenditures, Permitted Acquisitions, Permitted Investments and other transactions expressly permitted by this Agreement, in each case, made by such Person and its Subsidiaries during such period, provided that the foregoing shall not include any Capital Expenditures, Permitted Acquisitions, Permitted Investments or other transactions to the extent financed with the proceeds of the incurrence of Indebtedness or the proceeds of an Equity Issuance, (iv) all cash payments made in respect of the Transactions, (v) all scheduled loan servicing fees and other similar fees in respect of Indebtedness of such Person or any of its Subsidiaries paid in cash during such period, to the extent such Indebtedness is permitted to be incurred, and such payments are permitted to be made, under this Agreement, (vi) taxes (including federal, state, local, foreign, franchise, excise, property and similar taxes) and tax distributions paid in cash by such Person and its Subsidiaries for such period, (vi) all cash expenses, cash charges, cash losses and other cash items that were added back in the determination of Consolidated EBITDA for such period, (vii) the excess, if any, of Working Capital at the end of such period over Working Capital at the beginning of such period (or minus the excess, if any, of Working Capital at the beginning of such period over Working Capital at the end of such period), (viii) Permitted Restricted Payments made in cash to third parties during such period, excluding any Permitted Restricted Payments to the extent financed with the proceeds of the incurrence of long-term Indebtedness, (ix) all cash payments made in respect of earnouts, non-compete payments, other consulting payments and other deferred or contingent purchase consideration to the extent earned and paid in cash by such Person or any of its Subsidiaries during such period to the extent not financed with proceeds of the incurrence of long-term Indebtedness, (xi) any proceeds received from business interruption insurance and reimbursement of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any investment or any sale, conveyance, transfer or other disposition permitted hereunder and (xii) increases (or minus decreases) in the amount of cash that is pledged as cash collateral in connection with any transactions permitted hereunder. Notwithstanding the foregoing, for the purpose of calculating Excess Cash Flow for any period, Consolidated EBITDA shall not include non-cash adjustments, cash adjustments to the extent actually paid in cash during such period and pro forma adjustments that increase Consolidated EBITDA in accordance with any provision of this Agreement or any other Loan Document that requires Consolidated EBITDA to be calculated on a Pro Forma Basis. Any increase or decrease in Working Capital shall be calculated without giving effect to the impact of any Permitted Acquisition or any Permitted Disposition outside the ordinary course during the relevant period.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

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“Excluded Account” means (a) any deposit account specifically and exclusively used for payroll, payroll taxes and other employee or service provider wage and benefit payments to or for the benefit of any Loan Party’s employees or service providers, (b) any deposit account used for the sole purpose of paying Taxes, including payroll, withholding and sales or similar Taxes, (c) custodian, trust, fiduciary or other escrow or collateral accounts established for the benefit of third parties in the ordinary course of business in connection with transactions or for purposes permitted under the Loan Documents, (d) any account at a bank or other financial institution located outside of the United States or the jurisdiction of organization of any Guarantor, (e) daily zero balance accounts and (f) any Petty Cash Accounts.

“Excluded Assets” has the meaning set forth in the Security Agreement.

“Excluded Foreign Subsidiary” means (a) any Foreign Subsidiary that is formed or incorporated under the laws of any jurisdiction other than the United States of America and England & Wales that (i) contributed 5.00% or less of the Consolidated EBITDA of the Parent and its Subsidiaries for the most recently ended period for which financial statements have been delivered, (ii) contributed 5.00% or less of the revenues of the Parent and its Subsidiaries for the most recently ended period for which financial statements have been delivered, and (iii) had assets representing 5.00% or less of the total consolidated assets of the Parent and its Subsidiaries on the last day of the most recently ended period for which financial statements have been delivered or (b) any Foreign Subsidiary that is formed or incorporated under the laws of England & Wales or which would otherwise not constitute an Excluded Foreign Subsidiary pursuant to clause (a) of this definition, in each case, for whom the provision of a guarantee or the granting or perfecting of a security interest the assets or property of such Foreign Subsidiary would create material adverse tax consequences for the Parent and its Subsidiaries, as reasonably determined by the Parent and the Collateral Agent.

“Excluded Subsidiary” means any (a) Immaterial Subsidiary, (b) Excluded Foreign Subsidiary, (c) Subsidiary to the extent that the burden or cost of providing a Guaranty and/or granting a security interests in its assets outweighs the benefit afforded thereby, as reasonably determined by the Collateral Agent, and (d) Subsidiary that is prohibited by applicable Requirements of Law or third party Contractual Obligation (which Contractual Obligation exists on the Effective Date or at the time of acquisition of such Subsidiary and is not entered into in contemplation of the Effective Date or such acquisition) from providing a Guaranty or that would require a governmental (including regulatory) or third party consent, approval, license or authorization in order to provide a Guaranty that has not been obtained.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason not to constitute an “eligible contract participant” as defined in the Commodity Exchange Act at the time the guarantee of such Guarantor becomes effective with respect to such related Swap Obligation.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Secured Party or required to be withheld or deducted from a payment to a Secured Party, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Secured Party being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.09, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Secured Party’s failure to comply with Section 2.09(d) and (d) any U.S. federal withholding Taxes imposed under FATCA.

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“Executive Order No. 13224” means the Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, as the same has been, or shall hereafter be, renewed, extended, amended or replaced.

“Existing Credit Facility” means the Amended and Restated Credit and Security Agreement, dated as of March 26, 2021, between Fifth Third Bank, National Association, as lender, FSAR Holdings, Inc., a Delaware limited liability company, and Performance Designed Products LLC, a California limited liability company, as borrowers, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Existing Lenders” means the lenders party to the Existing Credit Facility.

“Extraordinary Receipts” means any cash received by the Parent or any of its Subsidiaries not in the ordinary course of business (and not consisting of proceeds described in Section 2.05(c)(ii), (iii) or (v) hereof) consisting of (a) foreign, United States, state or local Tax refunds, (b) pension plan reversions, (c) proceeds of insurance (other than to the extent such insurance proceeds are (i) immediately payable to a Person that is not the Parent or any of its Subsidiaries in accordance with applicable Requirements of Law or with Contractual Obligations entered into in the ordinary course of business, (ii) received by the Parent or any of its Subsidiaries as reimbursement for any out-of-pocket costs incurred or made by such Person prior to the receipt thereof directly related to the event resulting from the payment of such proceeds or to pay or indemnify any other third party in respect of other obligations or (iii) the proceeds of business interruption insurance), (d) judgments, proceeds of settlements or other consideration of any kind in connection with any cause of action (other than to the extent such judgments, proceeds or settlements are immediately payable to a Person that is not the Parent or any of its Subsidiaries in accordance with applicable Requirements of Law or with Contractual Obligations entered into in the ordinary course of business, including under insurance arrangements), (e) condemnation awards (and payments in lieu thereof), (f) indemnity payments (other than to the extent such indemnity payments are (i) payable to a Person that is not an Affiliate of the Parent or any of its Subsidiaries or (ii) received by the Parent or any of its Subsidiaries as reimbursement for any costs previously incurred or any payment previously made by such Person) and (g) any purchase price adjustment received in connection with any purchase agreement; provided that, in no event shall the following constitute Extraordinary Receipts: (1) any purchase price adjustments received under or in connection with the Effective Date Acquisition Agreement, (2) United States Tax refunds with respect to the tax year ended December 31, 2023 and (3) any and all monetary judgments or other amounts awarded (A) to Parent in the Weisbord v. Turtle Beach Corporation lawsuit filed in California or (B) to VTB Holdings, Inc. in the PAMTP LLC v. VTB Holdings, Inc. lawsuit filed in Nevada, in each case including attorneys’ fees and costs.

“Facility” means the real property identified on Schedule 1.01(B) and any New Facility hereafter acquired by the Parent or any of its Subsidiaries, including, without limitation, the land on which each such facility is located, all buildings and other improvements thereon, and all fixtures located thereat or used in connection therewith.

“Fair Share” has the meaning specified therefor in Section 11.06.

“Fair Share Contribution Amount” has the meaning specified therefor in Section 11.06.

“FASB ASC” means the Accounting Standards Codification of the Financial Accounting Standards Board.

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“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code and any fiscal, Tax or regulatory legislation, rules or official practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities entered into in connection with the implementation of Sections 1471 through 1474 of the Internal Revenue Code and the Treasury Regulations thereunder.

“FCPA” has the meaning specified therefor in the definition of Anti-Corruption Laws.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal to, for each day during such period, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Fee Letter” means the fee letter, dated as of the date hereof, among the Borrower and the Administrative Agent.

“Final Maturity Date” means March 13, 2027.

“Financial Support Direction” means a financial support direction issued by the Pensions Regulator under section 43 of the Pensions Act 2004.

“Financial Statements” means (a) the audited consolidated balance sheet of the Parent and its Subsidiaries (as of the Effective Date immediately prior to giving effect to the Transactions) for the Fiscal Year ended December 31, 2022, and the related consolidated statement of operations, shareholders’ equity and cash flows for the Fiscal Year then ended, (b) the internally prepared monthly consolidated balance sheets of the Parent and its Subsidiaries (as of the Effective Date immediately prior to giving effect to the Transactions) for each fiscal month ended following December 31, 2023 and at least 30 days prior to the Effective Date (other than with respect to the fiscal month ended January 31, 2024), and the related statements of income and cash flows for each such fiscal month then ended, (c) the audited consolidated balance sheets of Performance Designed Products LLC and its Subsidiaries as of March 31, 2023, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended, and (d) the unaudited consolidated balance sheets of Performance Designed Products LLC and its Subsidiaries for as of December 31, 2023, and the related consolidated statements of income and cash flows for the nine-month period then ended.

“Fiscal Year” means the fiscal year of the Parent and its Subsidiaries ending on December 31 of each year.

“Floor” means a rate of interest equal to 4.00% per annum.

“Foreign Lender” has the meaning specified therefor in Section 2.09(d)(ii)(B).

“Foreign Plan” means any employee benefit plan, program, policy, arrangement or agreement maintained, sponsored or contributed to, or for which there is an obligation to contribute to, by any Loan Party or any of its ERISA Affiliates that is subject to any Requirements of Laws other than, or in addition to, the laws of the United States or any state thereof or the laws of the District of Columbia, but excluding any plan, fund or program that is primarily maintained by a Government Authority.

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“Foreign Plan Event” means, with respect to any Foreign Plan, (a) the existence of unfunded liabilities in excess of the amount permitted under any Requirement of Law, or in excess of the amount that would be permitted absent a waiver from a Governmental Authority, (b) the failure to make any required contribution or payment under any Requirement of Law within the time permitted by any Requirement of Law for such contributions or payments, (c) the receipt of a notice from a Governmental Authority relating to the intention to terminate any such Foreign Plan or to appoint a trustee or similar official to administer any such Foreign Plan, or alleging the insolvency of any such Foreign Plan, (d) the incurrence of any liability by any Loan Party or any Subsidiary under any law on account of the complete or partial termination of such Foreign Plan or the complete or partial withdrawal of any participating employer therein, or (e) the occurrence of any transaction with respect to a Foreign Plan that is prohibited under any Requirement of Law and that would reasonably be expected to result in the incurrence of any material liability by any Loan Party or any Subsidiary, or the imposition on any Loan Party or any Subsidiary of any fine, excise tax or penalty with respect to a Foreign Plan resulting from any noncompliance with any Requirement of Law.

“Foreign Sovereign Immunities Act” means the US Foreign Sovereign Immunities Act of 1976 (28 U.S.C. Sections 1602-1611), as amended.

“Foreign Subsidiary” means any Subsidiary of the Parent that is not a Domestic Subsidiary.

“Funding Losses” has the meaning specified therefor in Section 2.08.

“GAAP” means generally accepted accounting principles in effect from time to time in the United States applied on a consistent basis, provided that for the purpose of Section 7.03 hereof and the definitions used therein, “GAAP” shall mean generally accepted accounting principles in effect on the date hereof and consistent with those used in the preparation of the Financial Statements, provided, further, that if there occurs after the date of this Agreement any change in GAAP that affects in any respect the calculation of any covenant contained in Section 7.03 hereof, the Collateral Agent and the Borrower shall negotiate in good faith amendments to the provisions of this Agreement that relate to the calculation of such covenant with the intent of having the respective positions of the Lenders and the Borrower after such change in GAAP conform as nearly as possible to their respective positions as of the date of this Agreement and, until any such amendments have been agreed upon, the covenants in Section 7.03 hereof shall be calculated as if no such change in GAAP has occurred.

“Governing Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization, and the operating agreement; (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture, declaration or other applicable agreement or documentation evidencing or otherwise relating to its formation or organization, governance and capitalization; (d) with respect to any English Loan Party, its certificate of incorporation and articles of association; and (e) with respect to any of the entities described above, any other agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization.

“Governmental Authority” means any nation or government, any foreign, Federal, state, territory, provincial, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

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“Guaranteed Obligations” has the meaning specified therefor in Section 11.01.

“Guarantor” means (a) the Parent and each Subsidiary of the Parent listed as a “Guarantor” on the signature pages hereto, and (b) each other Person which guarantees, pursuant to Section 7.01(b) or otherwise, all or any part of the Obligations.

“Guaranty” means (a) the guaranty of each Guarantor party hereto contained in Article XI hereof and (b) each other guaranty, in form and substance satisfactory to the Collateral Agent, made by any other Guarantor in favor of the Collateral Agent for the benefit of the Agents and the Lenders guaranteeing all or part of the Obligations.

“Hazardous Material” means any element, material, substance, waste, compound or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic or hazardous substance, hazardous waste, universal waste, special waste, or solid waste or is otherwise characterized by words of similar import under any Environmental Law or that is regulated under, or for which liability or standards of care are imposed, pursuant to any Environmental Law, including, without limitation, petroleum, polychlorinated biphenyls; asbestos-containing materials, lead or lead-containing materials, urea formaldehyde-containing materials, radioactive materials, radon, per- and polyfluoroalkyl substances and mold.

“Hedging Agreement” means any interest rate, foreign currency, commodity or equity swap, collar, cap, floor or forward rate agreement, or other agreement or arrangement designed to protect against fluctuations in interest rates or currency, commodity or equity values (including, without limitation, any option with respect to any of the foregoing and any combination of the foregoing agreements or arrangements), and any confirmation executed in connection with any such agreement or arrangement.

“Highest Lawful Rate” means, with respect to any Agent or any Lender, the maximum non-usurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the Obligations under laws applicable to such Agent or such Lender which are currently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum non-usurious interest rate than applicable laws now allow.

“Holdings” has the meaning specified therefor in the preamble hereto.

“Holdout Lender” has the meaning specified therefor in Section 12.02(c).

“Immaterial Subsidiary” means, at any time, any Subsidiary that (i) contributed 3.00% or less of the Consolidated EBITDA of the Parent and its Subsidiaries for the most recently ended period for which financial statements have been delivered, (ii) contributed 3.00% or less of the revenues of the Parent and its Subsidiaries for the most recently ended period for which financial statements have been delivered, and (iii) had assets representing 3.00% or less of the total consolidated assets of the Parent and its Subsidiaries on the last day of the most recently ended period for which financial statements have been delivered; provided, if at any time and from time to time after the Effective Date, Immaterial Subsidiaries comprise in the aggregate more than 5.00% of the Consolidated EBITDA of the Parent and its Subsidiaries for the most recently ended period for which financial statements have been delivered, or more than 5.00% of the revenues of the Parent and its Subsidiaries for the most recently ended period for which financial statements have been delivered or more than 5.00% of the consolidated assets of the Parent and its Subsidiaries as of the end of the most recently ended period for which financial statements have been delivered, then the Parent shall, not later than thirty days after the date by which financial statements for such period are required to be delivered (or such longer period as the Administrative Agent may agree in its sole discretion), designate in writing to the Administrative Agent that one or more of such Subsidiaries is no longer an Immaterial Subsidiary for purposes of this Agreement to the extent required such that the foregoing condition ceases to be true. As of the Effective Date, the Immaterial Subsidiaries are listed on Schedule 1.01(C).

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“Indebtedness” means, with respect to any Person, without duplication, (a) all indebtedness of such Person for borrowed money; (b) all obligations of such Person for the deferred purchase price of property or services (other than trade payables or other accounts payable incurred in the ordinary course of such Person’s business and not outstanding for more than one hundred twenty (120) days or subject to dispute in good faith, accrued expenses in the ordinary course of business and obligations with respect to equipment purchases made in the ordinary course which are paid for by progress payments or similar arrangements and multi-period ordinary course transactions, including capital purchase agreements, and progress payments for services performed or to be performed), including, without limitation, in each case, only to the extent fully-earned, due and non-contingent, earn-outs, purchase price adjustments and similar obligations; (c) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or upon which interest payments are customarily made; (d) all reimbursement, payment or other obligations and liabilities of such Person created or arising under any conditional sales or other title retention agreement with respect to property used and/or acquired by such Person, even though the rights and remedies of the lessor, seller and/or lender thereunder may be limited to repossession or sale of such property; (e) all Capitalized Lease Obligations of such Person; (f) all unpaid reimbursement obligations and liabilities of such Person in respect of letters of credit, acceptances and similar facilities; (g) all obligations and liabilities, calculated on the basis of the net termination value, of such Person under Hedging Agreements; (h) the net present value of all monetary obligations under any receivables factoring, receivable sales or similar transactions and all monetary obligations under any synthetic lease, off-balance sheet financing or similar financing to the extent not otherwise constituting Indebtedness under this definition; (i) all Contingent Obligations to the extent not otherwise constituting Indebtedness under this definition; (j) all Disqualified Equity Interests; and (k) all obligations referred to in clauses (a) through (j) of this definition of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) a Lien upon property owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness. The Indebtedness of any Person shall only include the Indebtedness of any partnership of or joint venture in which such Person is a general partner or a joint venturer, to the extent such Indebtedness has recourse to such Person. Any amount of any Indebtedness for which recourse is expressly limited to a specific asset shall be limited to the lower of the then-outstanding amount of the obligations and the fair market value of such asset. With respect to Contingent Obligations, any amount of Indebtedness attributed thereto shall be valued at the lower of the principal amount of the obligations guaranteed and outstanding and the maximum amount for which the guaranteeing Person may be liable thereunder. Notwithstanding the foregoing, Indebtedness shall not include (i) operating leases that do not constitute Capitalized Lease Obligations, (ii) endorsements of checks or drafts arising in the ordinary course of business or (iii) Capital Stock to the extent not constituting Disqualified Equity Interests.

“Indemnified Matters” has the meaning specified therefor in Section 12.15.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Indemnitees” has the meaning specified therefor in Section 12.15.

“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of any Debtor Relief Law.

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“Intellectual Property” has the meaning specified therefor in the Security Agreement.

“Intellectual Property Contracts” means all agreements pursuant to which a Loan Party (a) grants to a third party a right to use Intellectual Property owned by such Loan Party (other than non-exclusive licenses entered into in the ordinary course of business) or (b) is granted a right to use Intellectual Property owned by a third party (other than (i) licenses for Commercially Available Software or open source software and (ii) non-exclusive licenses granted to a Loan Party incidental to such Loan Party’s use of a third party’s goods or services).

“Intellectual Property Security Agreements” means each relevant Security Interest in Intellectual Property referred to in the Security Agreement substantially in the form attached as Exhibit B to the Security Agreement.

“Intercompany Subordination Agreement” means an Intercompany Subordination Agreement made by the Parent and its Subsidiaries in favor of the Collateral Agent for the benefit of the Agents and the Lenders, in form and substance reasonably satisfactory to the Collateral Agent.

“Intercreditor Agreement” means that certain Intercreditor Agreement, dated as of the date hereof, by and among the Loan Parties, the Collateral Agent and the ABL Agent.

“Interest Period” means, with respect to each SOFR Loan, a period commencing on the date of the making of such SOFR Loan (or the continuation of a SOFR Loan or the conversion of a Reference Rate Loan to a SOFR Loan) and ending, at the election of the Borrower, one (1) month or three (3) months thereafter; provided, however, that (a) if any Interest Period would end on a day that is not a Business Day, such Interest Period shall be extended (subject to clauses (c)-(e) below) to the next succeeding Business Day, (b) interest shall accrue at the applicable rate based upon the Term SOFR Reference Rate from and including the first day of each Interest Period to, but excluding, the day on which any Interest Period expires, (c) any Interest Period that would end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day, (d) with respect to an Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period), the Interest Period shall end on the last Business Day of the calendar month that is one (1) month or three (3) months, as applicable, after the date on which the Interest Period began, as applicable, and (e) the Borrower may not elect an Interest Period which will end after the Final Maturity Date.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“Inventory” means, with respect to any Person, all goods and merchandise of such Person leased or held for sale or lease by such Person, including, without limitation, all raw materials, work-in-process and finished goods, and all packaging, supplies and materials of every nature used or usable in connection with the shipping, storing, advertising or sale of such goods and merchandise, whether now owned or hereafter acquired, and all such other property the sale or other disposition of which would give rise to an Account or cash.

“Investment” means, with respect to any Person, (a) any investment by such Person in any other Person (including Affiliates) in the form of loans, guarantees, advances or other extensions of credit (excluding Accounts arising in the ordinary course of business), capital contributions or acquisitions of Indebtedness (including, any bonds, notes, debentures or other debt securities), Equity Interests, or all or substantially all of the assets of such other Person (or of any division or business line of such other Person), (b) the purchase or ownership of any futures contract or liability for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract, or (c) any investment in any other items that are or would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP.

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“Joinder Agreement” means a Joinder Agreement, substantially in the form of Exhibit A, duly executed by a Subsidiary of a Loan Party made a party hereto pursuant to Section 7.01(b).

“Lease” means any lease, sublease or license of, or other agreement granting a possessory interest in, real property to which any Loan Party or any of its Subsidiaries is a party as lessor, lessee, sublessor, sublessee, licensor or licensee.

“Lender” has the meaning specified therefor in the preamble hereto.

“Lien” means any mortgage, deed of trust, deed to secure debt, pledge, lien (statutory or otherwise), security interest, charge or other encumbrance or security or preferential arrangement of any nature, including, without limitation, any conditional sale or title retention arrangement, any Capitalized Lease and any assignment, deposit arrangement or financing lease intended as, or having the effect of, security; provided, that in no event shall an operating lease entered into in the ordinary course of business or any precautionary UCC filings made relating thereto by an applicable lessor or lessee be deemed to be a Lien.

“Liquidity” means Availability plus Qualified Cash.

“Loan” means any Term Loan made by an Agent or a Lender to the Borrower pursuant to Article II hereof.

“Loan Account” means an account maintained hereunder by the Administrative Agent on its books of account at the Payment Office, and with respect to the Borrower, in which the Borrower will be charged with all Loans made to, and all other Obligations incurred by, the Borrower.

“Loan Document” means this Agreement, the Acquisition Collateral Assignment, any Control Agreement, the Disbursement Letter, the Fee Letter, any Guaranty, the Intercompany Subordination Agreement, any Intercreditor Agreement, any Joinder Agreement, any Mortgage, any Security Agreement, any other Security Document, the VCOC Management Rights Agreement, any landlord waiver, any collateral access agreement, any Perfection Certificate and any other agreement, instrument, certificate, report and other document executed and delivered pursuant hereto or thereto or otherwise evidencing or securing any Loan or any other Obligation.

“Loan Party” means the Borrower and any Guarantor.

“Make-Whole Amount” means, as of any date of determination, an amount equal to (i) the aggregate amount of interest (including, without limitation, (x) interest payable in cash or deferred and (y) if applicable, interest at the Post-Default Rate) which would have otherwise been payable on the principal amount of the Term Loans paid or required to be on such date (or in the case of an Applicable Premium Trigger Event specified in clauses (b), (c) or (d) of the definition thereof, the principal amount of the Term Loans outstanding on such date) from the date of the occurrence of the Applicable Premium Trigger Event until the date that is the twelve (12) month anniversary of the Effective Date, plus (ii) an amount equal to 3.00% times the amount of the aggregate principal amount of the Term Loans being paid on such date.

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“Material Adverse Effect” means, (1) on the Closing Date, solely with respect to the Target and its Subsidiaries, a “Company Material Adverse Effect” (as defined in the Effective Date Acquisition Agreement) and (2) otherwise, a material adverse effect on any of (a) the operations, business, assets, liabilities, properties or financial condition of the Loan Parties taken as a whole, (b) the ability of the Loan Parties taken as a whole to perform any of their obligations under any Loan Document, (c) the legality, validity or enforceability of this Agreement or any other Loan Document, (d) the rights and remedies of any Agent or any Lender under any Loan Document, or (e) the validity, perfection or priority of a Lien in favor of the Collateral Agent for the benefit of the Agents and the Lenders on Collateral having a fair market value in excess of $2,500,000.

“Material Contract” means, with respect to any Person, (a) each contract listed on Schedule 6.01(v), (b) each contract or agreement to which such Person or any of its Subsidiaries is a party involving aggregate consideration payable to or by such Person or such Subsidiary of $10,000,000 or more in any Fiscal Year (other than purchase orders in the ordinary course of the business of such Person or such Subsidiary and other than contracts that by their terms may be terminated by such Person or Subsidiary in the ordinary course of its business upon less than sixty (60) days’ notice without material penalty or premium) and (c) each other contract or agreement as to which the breach, nonperformance, cancellation or failure to renew by any party thereto could reasonably be expected to have a Material Adverse Effect.

“Material Indebtedness” means Indebtedness of any Loan Party in an aggregate principal amount in excess of $2,500,000.

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Mortgage” means a mortgage, deed of trust or deed to secure debt, in form and substance reasonably satisfactory to the Collateral Agent, made by a Loan Party in favor of the Collateral Agent for the benefit of the Agents and the Lenders, securing the Obligations and delivered to the Collateral Agent.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA to which any Loan Party or any of its ERISA Affiliates has contributed, or has been obligated to contribute, to at any time during the preceding the six calendar years.

“Net Cash Proceeds” means, with respect to, any issuance or incurrence of any Indebtedness, any Disposition or the receipt of any Extraordinary Receipts by any Person or any of its Subsidiaries, the aggregate amount of cash received (directly or indirectly) from time to time (whether as initial consideration or through the payment or disposition of deferred consideration) by or on behalf of such Person or such Subsidiary, in connection therewith after deducting therefrom (a) in the case of any Disposition or the receipt of any Extraordinary Receipts consisting of insurance proceeds or condemnation awards, the amount of any Indebtedness secured by any Permitted Lien on any asset (other than Indebtedness assumed by the purchaser of such asset) which is required to be, and is, repaid in connection therewith (other than Indebtedness under this Agreement), (b) reasonable fees and expenses related thereto incurred by such Person or such Subsidiary in connection therewith, (c) transfer taxes paid or to be paid to any taxing authorities by such Person or such Subsidiary in connection therewith, and (d) net income taxes to be paid in connection therewith (after taking into account any tax credits or deductions and any tax sharing arrangements), in each case, to the extent, but only to the extent, that the amounts so deducted are (i) actually paid to a Person that, except in the case of reasonable out-of-pocket expenses, is not an Affiliate of such Person or any of its Subsidiaries and (ii) attributable to such transaction or to the asset that is the subject thereof.

“New Facility” has the meaning specified therefor in Section 7.01(m).

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“Nintendo License Agreement” means that Confidential Non-Exclusive License Agreement, dated as of July 1, 2012, by and among Nintendo of America Inc., a Washington corporation, as licensor, and Performance Designed Products LLC, a California limited liability company, as licensee, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Notice of Borrowing” has the meaning specified therefor in Section 2.02(a).

“NPL” means the National Priorities List under CERCLA.

“Obligations” means all present and future indebtedness, obligations, and liabilities of each Loan Party to the Agents and the Lenders arising under or in connection with this Agreement or any other Loan Document, whether or not the right of payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured, unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding referred to in Section 9.01. Without limiting the generality of the foregoing, the Obligations of each Loan Party under the Loan Documents include (a) the obligation (irrespective of whether a claim therefor is allowed in an Insolvency Proceeding) to pay principal, interest, charges, expenses, fees, premiums (including the Applicable Premium), attorneys’ fees and disbursements, indemnities and other amounts payable by such Person under the Loan Documents, and (b) the obligation of such Person to reimburse any amount in respect of any of the foregoing that any Agent or any Lender (in its sole discretion) may elect to pay or advance on behalf of such Person. Notwithstanding the foregoing, Obligations shall not include any Excluded Swap Obligations.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Other Connection Taxes” means, with respect to any Secured Party, Taxes imposed as a result of a present or former connection between such Secured Party and the jurisdiction imposing such Tax (other than connections arising from such Secured Party having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document.

“Parent” has the meaning specified therefor in the preamble hereto.

“Participant Register” has the meaning specified therefor in Section 12.07(i).

“Party” means a party to this Agreement.

“Payment Office” means the Administrative Agent’s office located at 150 East 58th Street, 39th Floor, New York, New York 10155, or at such other office or offices of the Administrative Agent as may be designated in writing from time to time by the Administrative Agent to the Collateral Agent and the Borrower.

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

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“Pension Plan” means an Employee Plan that is subject to Section 412 of the Internal Revenue Code, Section 302 of ERISA or Title IV of ERISA maintained, sponsored or contributed to, or for which there is an obligation to contribute to, by any Loan Party or any of its ERISA Affiliates at any time during the preceding six calendar years.

“Pensions Regulator” means the body corporate called the Pensions Regulator established under Part I of the Pensions Act 2004.

“Perfection Certificate” means a certificate in form and substance satisfactory to the Collateral Agent providing information with respect to the property of each Loan Party.

“Permitted ABL Facility” means any asset based revolving credit facility of the Loan Parties on terms and conditions and pursuant to documentation reasonably satisfactory to the Administrative Agent and the Required Lenders (including a satisfactory intercreditor agreement), in an aggregate principal committed amount of up to $80,000,000 (no more than $20,000,000 of which shall be drawn as of the Effective Date), provided that the Liens securing any such Permitted ABL Facility may be senior to the Liens securing the Obligations with respect to accounts receivable, inventory and cash of the applicable Loan Parties and shall be junior to the Liens securing the Obligations with respect to certain other assets of such Loan Parties, provided further, that the ABL Credit Agreement and the Intercreditor Agreement shall be deemed to be satisfactory to the Administrative Agent and Required Lenders.

“Permitted Acquisition” means any Acquisition by a Loan Party or any Subsidiary of a Loan Party to the extent that each of the following conditions shall have been satisfied or waived by the Administrative Agent or the Required Lenders:

(a) no Default or Event of Default shall have occurred and be continuing or would result from the consummation of the proposed Acquisition;

(b) the Borrower shall have furnished to the Agents at least five (5) Business Days prior to the consummation of such Acquisition (i) an executed term sheet and/or commitment letter (setting forth in reasonable detail the terms and conditions of such Acquisition) and, at the request of any Agent, such other information and documents that any Agent may reasonably request, including, without limitation, executed counterparts of the respective agreements, instruments or other documents pursuant to which such Acquisition is to be consummated (including, without limitation, any related management, non-compete, employment, option or other material agreements), any schedules to such agreements, instruments or other documents and all other material ancillary agreements, instruments or other documents to be executed or delivered in connection therewith, (ii) pro forma financial statements of the Parent and its Subsidiaries after the consummation of such Acquisition, (iii) a certificate of the chief financial officer of the Parent, demonstrating on a pro forma basis compliance, as at the end of the most recently ended fiscal quarter for which internally prepared financial statements are available, with all covenants set forth in Section 7.03 hereof after the consummation of such Acquisition, and (iv) copies of such other agreements, instruments or other documents as any Agent shall reasonably request;

(c) the agreements, instruments and other documents referred to in paragraph (b) above shall provide that (i) neither the Loan Parties nor any of their Subsidiaries shall, in connection with such Acquisition, assume or remain liable in respect of any Indebtedness of the Seller or Sellers, or other obligation of the Seller or Sellers (except for obligations incurred in the ordinary course of business in operating the property so acquired and necessary or desirable to the continued operation of such property and Permitted Indebtedness), and (ii) all property to be so acquired in connection with such Acquisition shall be free and clear of any and all Liens, except for Permitted Liens (and if any such property is subject to any Lien not permitted by this clause (ii) then concurrently with such Acquisition such Lien shall be released);

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(d) such Acquisition shall be effected in such a manner so that the acquired assets or Equity Interests are owned either by a Loan Party or a wholly-owned Subsidiary of a Loan Party and, if effected by merger or consolidation involving a Loan Party, such Loan Party shall be the continuing or surviving Person;

(e) the Borrower shall have Liquidity in an amount equal to or greater than $20,000,000 immediately after giving effect to the consummation of the proposed Acquisition;

(f) the assets being acquired or the Person whose Equity Interests are being acquired did not have negative Consolidated EBITDA during the 12 consecutive month period most recently concluded prior to the date of the proposed Acquisition;

(g) the assets being acquired (other than a de minimis amount of assets in relation to the Loan Parties’ and their Subsidiaries’ total assets), or the Person whose Equity Interests are being acquired, are useful in or engaged in, as applicable, the business of the Loan Parties and their Subsidiaries or a business reasonably related thereto;

(h) the assets being acquired (other than a de minimis amount of assets in relation to the assets being acquired) are located within the United States or the Person whose Equity Interests are being acquired is organized in a jurisdiction located within the United States;

(i) such Acquisition shall be consensual and shall have been approved by the Board of Directors and/or stockholders or other equity holders of the seller;

(j) any such Subsidiary (and its equityholders) shall execute and deliver the agreements, instruments and other documents required by Section 7.01(b) on or prior to the date of the consummation of such Acquisition, subject to Permitted Liens and any grace period set forth in Section 7.10(b); and

(k) the Purchase Price payable in respect of (i) any single Acquisition or series of related Acquisitions shall not exceed $10,000,000 in the aggregate and (ii) all Acquisitions (including the proposed Acquisition) shall not exceed $20,000,000 in the aggregate during the term of this Agreement; provided, that any portion of the Purchase Price that is paid solely with (x) the proceeds of the sale or issuance by Parent of any shares of its Equity Interests or (y) the receipt by the Parent or Borrower of any cash capital contributions, shall be excluded from such caps.

“Permitted Contingent Obligations” mean Contingent Obligations (a) arising from endorsements of checks, drafts or other items of payment payable to any Loan Party or any Subsidiary, including those constituting the proceeds of any Collateral, for collection or deposit in the ordinary course of business, (b) arising from Hedging Agreements not prohibited hereunder, (c) existing on the Effective Date and any extension or renewal thereof that does not increase the aggregate amount of such Contingent Obligation when extended or renewed, (d) arising from customary indemnification obligations in favor of purchasers in connection with Dispositions of equipment not prohibited hereunder, (e) arising under the Loan Documents and (f) other Contingent Obligations in an amount not to exceed $1,000,000 outstanding at any time.

“Permitted Cure Equity” means Qualified Equity Interests of the Parent (or any direct or indirect parent company) that are issued in connection with the Parent’s exercise of a Cure Right pursuant to Section 9.02.

“Permitted Disposition” means:

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(a) sale of Inventory in the ordinary course of business;

(b) licensing or sub-licensing, on a non-exclusive basis, Intellectual Property rights in the ordinary course of business;

(c) leasing, subleasing, licensing or sublicensing assets (other than Intellectual Property rights) in the ordinary course of business;

(d) (i) the lapse, abandonment, or termination of any Intellectual Property owned by the Parent or any of its Subsidiaries (including Registered Intellectual Property) or any Intellectual Property Contract, so long as such lapse, abandonment, or termination does not materially and adversely affect the Parent or such Subsidiary’s ability to conduct its business or result in the loss of any Intellectual Property right necessary for the conduct of its business;

(e) any involuntary loss, damage or destruction of property;

(f) any involuntary condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, or confiscation or requisition of use of property;

(g) so long as no Event of Default has occurred and is continuing or would result therefrom, transfers of assets from (i) Parent or any Subsidiary to any Loan Party, (ii) any non-Loan Party to any other non-Loan Party, and (iii) any Loan Party to a non-Loan Party constituting a Permitted Intercompany Investment pursuant to clause (d) thereof;

(h) Disposition of obsolete or worn-out equipment or inventory (i) in the ordinary course of business, in an aggregate amount not to exceed, for all Loan Parties and their Subsidiaries, $1,500,000 in any Fiscal Year or (ii) in connection with the “ROCCAT” rebranding initiative;

(i) Disposition of property or assets not otherwise permitted in clauses (a) through (h) above for cash for not less than the fair market value of such property or assets, in an aggregate amount not to exceed, for all Loan Parties and their Subsidiaries, $1,000,000 in any Fiscal Year;

(j) Dispositions of cash and Cash Equivalents in the ordinary course of business;

(k) Dispositions of Accounts Receivable in connection with the collection, settlement or compromise thereof in the ordinary course of business;

(l) the termination of Leases or subleases in the ordinary course of business and the expiration of any contract, contract right or other agreement at the end of its term;

(m) the unwinding or terminating of Hedging Agreements in the ordinary course of business;

(n) the sale or issuance of Equity Interests (other than Disqualified Equity Interests) of the Parent;

(o) Dispositions of assets acquired pursuant to a Permitted Acquisition consummated within 12 months of the date of the proposed Disposition so long as (i) the consideration received for the assets to be so disposed is at least equal to the fair market value of such assets, (ii) the assets to be so disposed are not necessary or economically desirable in connection with the business of the Parent its Subsidiaries taken as a whole, (iii) the assets to be so disposed are readily identifiable as assets acquired pursuant to such Permitted Acquisition, and (iv) the aggregate fair market value of all assets so sold by the Loan Parties and their Subsidiaries shall not exceed $1,000,000 with respect to any Permitted Acquisition;

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(p) Dispositions of Investments in joint ventures to the extent required by, or made pursuant to, buy/sell arrangements between joint venturers or similar parties set forth in the relevant joint venture agreements and/or similar binding agreements; and

(q) Dispositions of equipment in the ordinary course of business to the extent that such equipment is exchanged for credit against (or the proceeds of such Disposition are reasonably promptly applied to the purchase price of) replacement equipment;

provided that the Net Cash Proceeds of such Dispositions made pursuant to clause (i) or (o) hereof (other than Net Cash Proceeds constituting ABL Priority Collateral) are paid to the Administrative Agent for the benefit of the Agents and the Lenders pursuant to the terms of Section 2.05(c)(ii) or applied as provided in Section 2.05(c)(v), as applicable.

“Permitted Indebtedness” means:

(a) any Indebtedness owing to any Agent or any Lender under this Agreement and the other Loan Documents;

(b) any other Indebtedness listed on Schedule 7.02(b), and any Permitted Refinancing Indebtedness in respect of such Indebtedness;

(c) Permitted Purchase Money Indebtedness and any Permitted Refinancing Indebtedness in respect of such Indebtedness;

(d) Permitted Intercompany Investments;

(e) Indebtedness incurred in the ordinary course of business in respect of customs, stay, utility, bid and appeal bonds, workers compensation bonds and other obligations of a like nature and performance and surety bonds and similar completion guaranties;

(f) Indebtedness owed to any Person providing property, casualty, liability, or other insurance to the Loan Parties, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of, such insurance for the period in which such Indebtedness is incurred and such Indebtedness is outstanding only during such period;

(g) the incurrence by any Loan Party or any Subsidiary of Indebtedness under Hedging Agreements that are incurred for the bona fide purpose of hedging the interest rate, commodity, or foreign currency risks associated with such Loan Party’s operations and not for speculative purposes;

(h) Indebtedness incurred in respect of credit cards, credit card processing services, debit cards, stored value cards, purchase cards (including so-called “procurement cards” or “P-cards”), check drawing services, treasury management services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), employee credit card programs, cash pooling services or other similar cash management services, in each case, incurred in the ordinary course of business; provided that, in the case of cash pooling, netting and cash management arrangements consisting of overdrafts or similar arrangements, such Indebtedness does not consist of Indebtedness for borrowed money and is owed to the financial institutions providing such arrangements and such Indebtedness is extinguished within three (3) Business Days;

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(i) contingent liabilities in respect of any indemnification obligation, adjustment of purchase price, non-compete, or similar obligation of any Loan Party incurred in connection with the consummation of one or more Permitted Acquisitions or other Investment not prohibited hereunder;

(j) Indebtedness of a Person whose assets or Equity Interests are acquired by the Parent or any of its Subsidiaries in a Permitted Acquisition in an aggregate amount not to exceed $1,000,000 at any one time outstanding; provided, that such Indebtedness (i) is either Permitted Purchase Money Indebtedness or a Capitalized Lease with respect to equipment or mortgage financing with respect to a Facility, (ii) was in existence prior to the date of such Permitted Acquisition, and (iii) was not incurred in connection with, or in contemplation of, such Permitted Acquisition;

(k) Subordinated Indebtedness owing to any Seller incurred by any Loan Party in connection with the consummation of one or more Permitted Acquisitions so long as the aggregate principal amount for all such Indebtedness does not exceed $1,000,000 at any one time outstanding;

(l) Subordinated Indebtedness of the Parent that is incurred on the date of the consummation of a Permitted Acquisition solely for the purpose of consummating such Permitted Acquisition so long as (i) no Event of Default has occurred and is continuing or would result therefrom, (ii) such Subordinated Indebtedness is not incurred for working capital purposes, (iii) such Subordinated Indebtedness does not mature prior to the date that is 91 days after the Final Maturity Date, (iv) such Subordinated Indebtedness does not amortize until 91 days after the Final Maturity Date, (v) such Subordinated Indebtedness does not provide for the payment of interest thereon in cash or Cash Equivalents prior to the date that is 91 days after the Final Maturity Date, and (vi) the aggregate principal amount for all such Indebtedness does not exceed $1,000,000 at any one time outstanding;

(m) Subordinated Indebtedness other than Subordinated Indebtedness described in clause (k) or (l) above in an aggregate amount not exceeding $2,000,000 at any time outstanding; and

(n) Indebtedness incurred pursuant to any Permitted ABL Facility;

(o) Permitted Contingent Obligations;

(p) Indebtedness consisting of incentive, non-compete, consulting, deferred compensation or other similar arrangements entered in the ordinary course of business with any director, officer, employee, member of management, manager or consultant; and

(q) other Indebtedness in an aggregate principal amount not to exceed $1,000,000 at any one time outstanding.

“Permitted Intercompany Investments” means Investments made by (a) a Loan Party to or in another Loan Party (other than the Parent), (b) a Subsidiary that is not a Loan Party to or in another Subsidiary that is not a Loan Party, (c) a Subsidiary that is not a Loan Party to or in a Loan Party, so long as, in the case of a loan or advance, the parties thereto are party to the Intercompany Subordination Agreement, and (d) a Loan Party to or in a Subsidiary that is not a Loan Party so long as, in the case of this clause (d), (i) the aggregate amount of all such Investments made by the Loan Parties to or in Subsidiaries that are not Loan Parties does not exceed $1,000,000 at any time outstanding, (ii) no Default or Event of Default has occurred and is continuing either before or after giving effect to such Investment, and (ii) the Borrower has Liquidity of not less than $20,000,000 after giving effect to such Investment.

“Permitted Investments” means:

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(a) Investments in cash and Cash Equivalents;

(b) Investments in negotiable instruments deposited or to be deposited for collection in the ordinary course of business;

(c) prepaid deposits, extensions and advances made in connection with purchases of goods or services in the ordinary course of business;

(d) Investments received in settlement of amounts due to any Loan Party or any of its Subsidiaries effected in the ordinary course of business or owing to any Loan Party or any of its Subsidiaries as a result of Insolvency Proceedings involving an Account Debtor or upon the foreclosure or enforcement of any Lien in favor of a Loan Party or its Subsidiaries;

(e) Investments existing on the date hereof, as set forth on Schedule 7.02(e) hereto, or any replacement thereof (but not any increase in the amount thereof) as set forth in such Schedule or any other modification of the terms thereof;

(f) Permitted Intercompany Investments;

(g) (i) Permitted Acquisitions and (ii) Investments in Subsidiaries substantially concurrently with the consummation of a Permitted Acquisition, the proceeds of which are used to consummate such Permitted Acquisition and pay fees, costs and expenses in connection therewith;

(h) Investments made on the Closing Date to consummate the Transactions;

(i) to the extent constituting Investments (i) Permitted Dispositions, (ii) Permitted Indebtedness;

(j) loans or other advances to directors, officers, employees, members of management, managers or consultants of the Parent (or any direct or indirect parent company), the Borrower or any Subsidiary for moving, salary, travel expenses, entertainment, commissions and other similar items in the ordinary course of business, prepaid expenses and extensions of trade credit made in the ordinary course of business, in an aggregate principal amount at any time not to exceed $500,000;

(k) Investments consisting of notes or other non-cash consideration received in connection with Permitted Dispositions;

(l) Investments consisting of endorsements for collection or deposits in the ordinary course of business;

(m) Investments received in connection with good faith settlement of delinquent accounts receivable and disputes with any customers, franchisees or suppliers in the ordinary course of business;

(n) Investments in deposit accounts, commodities accounts, securities accounts and other similar accounts opened in the ordinary course of business so long as such accounts are subject to a Cash Management Agreement to the extent required by this Agreement;

(o) Hedging Agreements entered into for the bona fide purpose of hedging the interest rate, commodity, or foreign currency risks associated with such Loan Party’s operations and entered into in the ordinary course of business for non-speculative purposes;

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(p) Contingent Obligations permitted under the definition of “Permitted Indebtedness”;

(q) Investments held by a Person acquired in a Permitted Acquisition to the extent that such Investments were not made in contemplation of or in connection with such Permitted Acquisition and were in existence on the date of such Permitted Acquisition;

(r) Investments to the extent such Investments reflect an increase in the value of Investments otherwise permitted under this definition;

(s) the Turtle Beach Stock Repurchase; and

(t) so long as (i) pro forma Liquidity is greater than or equal to $20,000,000 and (ii) no Event of Default has occurred and is continuing or would result therefrom, any other Investments in an aggregate amount not to exceed $2,500,000 at any time outstanding.

“Permitted Liens” means:

(a) Liens securing the Obligations;

(b) Liens for taxes, assessments, levies and governmental charges the payment of which is not required under Section 7.01(c)(ii);

(c) Liens imposed by law, such as carriers’, warehousemen’s, mechanics’, materialmen’s and other similar Liens arising in the ordinary course of business and securing obligations (other than Indebtedness for borrowed money) that are not overdue by more than thirty (30) days or are being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor;

(d) Liens described on Schedule 7.02(a), provided that any such Lien shall only secure the Indebtedness that it secures on the Effective Date and any Permitted Refinancing Indebtedness in respect thereof;

(e) purchase money Liens on equipment acquired or held by any Loan Party or any of its Subsidiaries in the ordinary course of its business to secure Permitted Purchase Money Indebtedness so long as such Lien only (i) attaches to such property and (ii) secures the Indebtedness that was incurred to acquire such property or any Permitted Refinancing Indebtedness in respect thereof;

(f) deposits and pledges of cash securing (i) obligations incurred in respect of workers’ compensation, unemployment insurance or other forms of governmental insurance or benefits, (ii) the performance of bids, tenders, leases, contracts (other than for the payment of money) and statutory obligations or (iii) obligations on surety or appeal bonds, but only to the extent such deposits or pledges are made or otherwise arise in the ordinary course of business and secure obligations not past due;

(g) with respect to any Facility, easements, covenants, conditions, restrictions, rights-of-way, encroachments, municipal and zoning restrictions and similar encumbrances on real property and minor irregularities in the title thereto that do not (i) secure obligations for the payment of money or (ii) materially impair the value of such property or its use by any Loan Party or any of its Subsidiaries in the normal conduct of such Person’s business;

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(h) Liens of landlords and mortgagees of landlords (i) arising by statute or under any Lease or related Contractual Obligation entered into in the ordinary course of business, (ii) on fixtures and movable tangible property located on the real property leased or subleased from such landlord, or (iii) for amounts not yet due or that are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves or other appropriate provisions are maintained on the books of such Person in accordance with GAAP;

(i) the title and interest of a lessor or sublessor in and to personal property leased or subleased (other than through a Capitalized Lease), in each case extending only to such personal property;

(j) non-exclusive licenses of Intellectual Property rights in the ordinary course of business;

(k) judgment liens (other than for the payment of taxes, assessments or other governmental charges) securing judgments and other proceedings not constituting an Event of Default under Section 9.01(j);

(l) rights of set-off or bankers’ liens upon deposits of cash in favor of banks or other depository institutions, solely to the extent incurred in connection with the maintenance of such deposit accounts in the ordinary course of business and Liens in favor of collecting banks under Section 4-210 of the Uniform Commercial Code;

(m) Liens granted in the ordinary course of business on the unearned portion of insurance premiums or other Liens reasonably related thereto, that secure the financing of insurance premiums to the extent such financing is permitted under the definition of Permitted Indebtedness;

(n) Liens assumed by the Parent and its Subsidiaries in connection with a Permitted Acquisition that secure Indebtedness permitted by clause (j) of the definition of Permitted Indebtedness;

(o) Liens solely on any cash earnest money deposits made by any Loan Party in connection with any letter of intent or purchase agreement with respect to a Permitted Acquisition;

(p) Liens securing obligations under any Permitted ABL Facility;

(q) Precautionary financing statement filings regarding operating leases;

(r) the landlord’s interest in any security deposit provided by any Loan Party under any Lease entered into in the ordinary course of business;

(s) Liens on deposits of cash and Cash Equivalents in order to secure obligations arising under Hedging Agreements permitted under clause (g) of the definition of Permitted Indebtedness not to exceed $500,000 in the aggregate principal amount outstanding at any time;

(t) Liens securing Indebtedness of a Loan Party or its Subsidiaries acquired or assumed that is permitted under clause (j) of the definition of Permitted Indebtedness;

(u) the interests of lessors or sublessors under operating leases and licensors or sublicensors under non-exclusive license agreements in the ordinary course of business and covering only the assets so leased, or subleased;

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(v) Liens arising pursuant to Article 5 of the UCC in favor of issuers of letters of credit in the documents presented under a letter of credit;

(w) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(x) Liens in the nature of the right of setoff in favor of counterparties to contractual agreements with the Loan Parties in the ordinary course of business; and

(y) other Liens which do not secure Indebtedness for borrowed money or letters of credit and as to which the aggregate amount of the obligations secured thereby does not exceed $1,000,000.

“Permitted Purchase Money Indebtedness” means, as of any date of determination, Indebtedness (other than the Obligations, but including Capitalized Lease Obligations) incurred to finance the acquisition of any fixed assets; provided that (a) such Indebtedness is incurred within 180 days after such acquisition, (b) such Indebtedness when incurred shall not exceed the purchase price of the asset financed and (c) the aggregate principal amount of all such Indebtedness shall not exceed $2,500,000 at any time outstanding.

“Permitted Refinancing Indebtedness” means the extension of maturity, refinancing or modification of the terms of Indebtedness so long as:

(a) after giving effect to such extension, refinancing or modification, the principal amount of such Indebtedness is not greater than the principal amount of Indebtedness outstanding immediately prior to such extension, refinancing or modification plus an amount equal to any unused existing commitments thereunder, unpaid accrued interest, penalties and premiums (including tender premiums) thereon and customary commitment, underwriting, arrangement and similar fees, other reasonable and customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payments) incurred in connection with such extension, refinancing or modification;

(b) such extension, refinancing or modification does not result in a shortening of the average weighted maturity (measured as of the extension, refinancing or modification) of the Indebtedness so extended, refinanced or modified;

(c) such extension, refinancing or modification is pursuant to terms that are not less favorable (taken as a whole) to the Loan Parties and the Lenders than the terms of the Indebtedness (including, without limitation, terms relating to the collateral (if any) and subordination (if any)) being extended, refinanced or modified; and

(d) the Indebtedness that is extended, refinanced or modified is not recourse to any Loan Party or any of its Subsidiaries that is liable on account of the obligations other than those Persons which were obligated with respect to the Indebtedness that was refinanced, renewed, or extended.

“Permitted Restricted Payments” means any of the following Restricted Payments made by:

(a) any Loan Party to the Parent in amounts necessary to pay (A) taxes to the extent such amounts are paid in connection with such Parent maintaining its corporate existence and other customary expenses as and when due and owing by the Parent in the ordinary course of its business as a public holding company (including salaries and related reasonable and customary expenses incurred by directors, employees or service providers of the Parent or its Affiliates and (B) any U.S. federal, state or

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local income taxes required to be paid by the Parent as the common parent of a consolidated, combined, unitary or similar income tax group for U.S. federal, state or local income tax purposes, of which any Loan Party is a member) provided that the amount of such payments in respect of any taxable year do not exceed the amount of such tax liabilities that the Borrower and/or its applicable subsidiaries would have paid had such tax liabilities been paid as standalone companies or as a standalone group;

(b) any Subsidiary of a Loan Party may pay dividends or make similar distributions to a Loan Party;

(c) any Loan Party or any Subsidiary to pay dividends in the form of common Equity Interests, and

(d) the Parent to repurchase its Equity Interests constituting common stock in an amount not to exceed $30,000,000; provided that (x) such repurchase shall occur no later than the date that is one hundred twenty (120) days after the Effective Date and (y) on or prior to the date that is five (5) Business Days prior to the commencement of any tender offer or other offer to repurchase related thereto, the Borrower shall have delivered to the Agents a certificate of an Authorized Officer of the Borrower certifying that such Authorized Officer has made a good faith determination, and has a reasonable basis to believe, that during the 12 month period following the date of such repurchase, Liquidity of the Parent and its Subsidiaries shall not be less than $10,000,000 (such repurchase, the “Turtle Beach Stock Repurchase”).

“Person” means an individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, joint venture or other enterprise or entity or Governmental Authority.

“Petty Cash Accounts” means Cash Management Accounts with daily average deposits in an aggregate amount not in excess of $10,000 for any one account and $75,000 in the aggregate for all such accounts.

“Post-Default Rate” means a rate of interest per annum equal to the rate of interest otherwise in effect from time to time pursuant to the terms of this Agreement plus 2.00%, or, if a rate of interest is not otherwise in effect, interest at the highest rate specified herein for any Loan then outstanding prior to an Event of Default plus 2.00%.

“Pro Forma Basis” means, with respect to the calculation of the financial covenant contained in Section 7.03(a) or the calculation of the Total Net Leverage Ratio or for any other purpose, as of any date, that such calculation shall give pro forma effect to the Transactions, all Permitted Acquisitions, all Investments, all issuances, incurrences or assumptions of Indebtedness (with any such Indebtedness being deemed to be amortized over the applicable Test Period in accordance with its terms) and all sales, transfers or other dispositions of any Equity Interests in a Subsidiary or all or substantially all the assets of a Subsidiary or division or line of business of a Subsidiary outside the ordinary course of business that have occurred during (or, if such calculation is being made for the purpose of calculating the Total Net Leverage Ratio or determining whether any proposed acquisition will constitute a Permitted Acquisition, since the beginning of) the applicable Test Period as if the foregoing occurred on the first day of such Test Period, including any Cost Savings and Synergies to the extent permitted to be included in the calculation of Consolidated EBITDA in accordance with clause (b)(xv) of the definition thereof.

“Pro Rata Share” means, with respect to:

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(a) a Lender’s obligation to make the Term Loan and right to receive payments of interest, fees, and principal with respect thereto, the percentage obtained by dividing (i) such Lender’s Term Loan Commitment, by (ii) the Total Term Loan Commitment, provided that if the Total Term Loan Commitment has been reduced to zero, the numerator shall be the aggregate unpaid principal amount of such Lender’s portion of the Term Loan and the denominator shall be the aggregate unpaid principal amount of the Term Loan; and

(b) all other matters (including, without limitation, the indemnification obligations arising under Section 10.05) regarding a Lender, the percentage obtained by dividing (i) the unpaid principal amount of such Lender’s portion of the Term Loans, by (ii) the aggregate unpaid principal amount of the Term Loans.

“Projections” means financial projections of the Parent and its Subsidiaries delivered pursuant to Section 6.01(g)(ii), as updated from time to time pursuant to Section 7.01(a)(vii).

“Purchase Price” means, with respect to any Acquisition, an amount equal to the sum of (a) the aggregate consideration, whether cash, property or securities (including, without limitation, the reasonably estimable fair market value of any Equity Interests of any Loan Party or any of its Subsidiaries issued in connection with such Acquisition), paid or delivered by a Loan Party or any of its Subsidiaries (whether as initial consideration or through the payment or disposition of deferred consideration, including, without limitation, in the form of seller financing, royalty payments or other similar payments) in connection with such Acquisition, plus (b) the aggregate amount of Indebtedness assumed in connection with such Acquisition (net of current assets of the acquired business) that would be reflected on a balance sheet (if such were to be prepared) of the Parent and its Subsidiaries after giving effect to such Acquisition.

“Qualified Cash” means, as of any date of determination, the aggregate amount of unrestricted cash and Cash Equivalents of the Loan Parties maintained in deposit accounts in the name of a Loan Party as of such date, which deposit accounts are subject to Control Agreements (or the foreign law equivalent which provides the Collateral Agent with a perfected first priority lien, subject to Permitted Liens, in such non-U.S. Cash Management Account), subject to the post-closing period set forth in Section 5.02(a)).

“Qualified Equity Interests” means, with respect to any Person, all Equity Interests of such Person that are not Disqualified Equity Interests.

“Real Property Deliverables” means each of the following agreements, instruments and other documents in respect of each Facility, each in form and substance reasonably satisfactory to the Collateral Agent:

(a) a Mortgage duly executed by the applicable Loan Party,

(b) evidence of the recording of each Mortgage in such office or offices as may be necessary or, in the reasonable opinion of the Collateral Agent, desirable to perfect the Lien purported to be created thereby or to otherwise protect the rights of the Collateral Agent and the Lenders thereunder;

(c) a Title Insurance Policy or bring-down of the existing Title Insurance Policy with respect to each Mortgage, dated as of the date such Title Insurance Policy is required to be delivered to the Collateral Agent hereunder;

(d) a current ALTA survey and a surveyor’s certificate, certified to the Collateral Agent and to the issuer of the Title Insurance Policy with respect thereto by a professional surveyor licensed in the state in which such Facility is located and reasonably satisfactory to the Collateral Agent or an existing ALTA survey with a “no change” affidavit sufficient to allow the issuer of the Title Insurance Policy to issue such policy without a survey exception;

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(e) a zoning report issued by a provider reasonably satisfactory to the Collateral Agent or a copy of each letter issued by the applicable Governmental Authority, evidencing each Facility’s compliance with all applicable Requirements of Law, together with a copy of all certificates of occupancy issued with respect to each Facility;

(f) an opinion of counsel, reasonably satisfactory to the Collateral Agent, in the state where such Facility is located with respect to the enforceability of the Mortgage to be recorded and such other matters as the Collateral Agent may reasonably request;

(g) with respect to an owned Facility with a Current Value (as defined below) in excess of $500,0000, a Phase I Environmental Site Assessment prepared in accordance with the then current ASTM E-1527”Standard Practice for Environmental Assessments” (“Phase I ESA), by a nationally-recognized environmental consulting firm, reasonably satisfactory to the Collateral Agent; and

(h) such other agreements, instruments, appraisals and other documents (including guarantees and opinions of counsel) as the Collateral Agent may reasonably require.

“Reference Rate” means, for any period, the greatest of (a) 5.00% per annum, (b) the Federal Funds Rate plus 0.50% per annum, (c) Adjusted Term SOFR (which rate shall be calculated based upon an Interest Period of three (3) month and shall be determined on a daily basis) plus 1.00% per annum, and (d) the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent). Each change in the Reference Rate shall be effective from and including the date such change is publicly announced as being effective.

“Reference Rate Loan” means each portion of a Loan that bears interest at a rate determined by reference to the Reference Rate.

“Register” has the meaning specified therefor in Section 12.07(f).

“Registered Intellectual Property” means Intellectual Property that is issued, registered, renewed or the subject of a pending application.

“Regulation T”, “Regulation U” and “Regulation X” mean, respectively, Regulations T, U and X of the Board or any successor, as the same may be amended or supplemented from time to time.

“Related Fund” means, with respect to any Person, an Affiliate of such Person, or a fund or account managed by such Person or an Affiliate of such Person.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the direct and indirect equityholders, partners, directors, officers, employees, agents, consultants, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates.

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“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, seeping, migrating, dumping or disposing of any Hazardous Material (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material) into the indoor or outdoor environment, including, without limitation, the movement of Hazardous Materials through or in any environmental media, including the indoor or outdoor air, soil, surface or ground water, sediments or property.

“Remedial Action” means any action (a) to correct, mitigate, or address any actual, alleged or threatened violation of or non-compliance with any Environmental Law or Environmental Permit, or (b) to clean up, remove, remediate, mitigate, abate, contain, treat, monitor, assess, evaluate, investigate, prevent, minimize or in any other way address any environmental condition or the actual, alleged or threatened presence, Release or threatened Release of any Hazardous Materials (including the performance of pre-remedial studies and investigations and post-remedial operation and maintenance activities).

“Replacement Lender” has the meaning specified therefor in Section 12.02(c).

“Reportable Event” means an event described in Section 4043 of ERISA (other than an event not subject to the provision for 30-day notice to the PBGC under the regulations promulgated under such Section).

“Required Lenders” means Lenders whose Pro Rata Shares (calculated in accordance with clause (c) of the definition thereof) aggregate at least 50.1%.

“Required Prepayment Date” shall have the meaning assigned to such term in Section 2.05(g).

“Requirements of Law” means, with respect to any Person, collectively, the common law and any and all federal, state, provincial, local, foreign, multinational or international laws, statutes, codes, treaties, standards, rules and regulations, guidelines, ordinances, orders, judgments, writs, injunctions, decrees (including administrative or judicial precedents or authorities), and the interpretation or administration thereof by, and other determinations, directives, requirements or requests of any Governmental Authority, in each case that are applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Reserve Percentage” means, on any day, for any Lender, the maximum percentage prescribed by the Board (or any successor Governmental Authority) for determining the reserve requirements (including any basic, supplemental, marginal, or emergency reserves) that are in effect on such date with respect to eurocurrency funding (currently referred to as “eurocurrency liabilities”) of that Lender, but so long as such Lender is not required or directed under applicable regulations to maintain such reserves, the Reserve Percentage shall be zero.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Restricted Payment” means (a) the declaration or payment of any dividend or other distribution, direct or indirect, on account of any Equity Interests of any Loan Party or any of its Subsidiaries, now or hereafter outstanding, together with any payment or distribution pursuant to a “plan of division” under the Delaware Limited Liability Company Act or any comparable transaction under any similar law, (b) the making of any repurchase, redemption, retirement, defeasance, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any Equity Interests of any Loan Party or any direct or indirect parent of any Loan Party, now or hereafter outstanding, (c) the making of any payment to retire, or to obtain the surrender of, any outstanding warrants, options or other rights for the purchase or acquisition of shares of any class of Equity Interests of any Loan Party, now or hereafter

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outstanding, (d) the return of any Equity Interests to any shareholders or other equity holders of any Loan Party or any of its Subsidiaries, or the making of any other distribution of property, assets, shares of Equity Interests, warrants, rights, options, obligations or securities thereto as such or (e) the payment of any management, consulting, monitoring or advisory fees or any other fees or expenses (including the reimbursement thereof by any Loan Party or any of its Subsidiaries) pursuant to any management, consulting, monitoring, advisory or other services agreement to any of the shareholders or other equityholders of any Loan Party or any of its Subsidiaries or other Affiliates, or to any other Subsidiaries or Affiliates of any Loan Party.

“Sale and Leaseback Transaction” means, with respect to the Parent or any of its Subsidiaries, any arrangement, directly or indirectly, with any Person whereby the Parent or any of its Subsidiaries shall sell or transfer any property used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

“Sanctioned Country” means, at any time, a country or territory that is the subject or target of any comprehensive Sanctions that broadly prohibit dealings with that country or territory (which, as of the Effective Date, include Crimea, Cuba, Iran, North Korea, Sudan, Syria, and the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic regions in Ukraine).

“Sanctioned Person” means, at any time, (a) any Person listed in OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s Sectoral Sanctions Identification List, and any other Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, or His Majesty’s Treasury of the United Kingdom, Germany, Canada, Australia, or any other relevant sanctions authority, (b) a Person that resides in, is organized in or located in, or has a place of business in, a country or territory named on any list referred to in clause (a) of this definition or a country or territory that is designated as a “Non-Cooperative Jurisdiction” by the Financial Action Task Force on Money Laundering, or whose subscription funds are transferred from or through any such jurisdiction (each of the foregoing in this clause (b), a “Sanction Target”), or a Person that owns 50% or more of the Equity Interests of, or is otherwise controlled by, or is acting on behalf of, one or more Sanction Targets, (c) any Person with whom or with which a U.S. Person is prohibited from dealing in violation of any of the Sanctions, or (d) any Person owned or controlled by any Person or Persons described in clause (a) or (b).

“Sanctions” means Requirements of Law concerning or relating to economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by OFAC, the U.S. Department of State, the European Union, or His Majesty’s Treasury of the United Kingdom, or any other relevant sanctions authority, the Proceeds of Crime Act 2002 or the Terrorism Act 2000.

“SEC” means the Securities and Exchange Commission or any other similar or successor agency of the Federal government administering the Securities Act.

“Second Period” means the period from the end of the First Period up to and including the date that is the twenty-four (24) month anniversary of the Effective Date.

“Secured Party” means any Agent and any Lender.

“Securities Act” means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect from time to time.

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“Securitization” has the meaning specified therefor in Section 12.07(l).

“Security Agreement” means a Pledge and Security Agreement, in form and substance satisfactory to the Collateral Agent, made by a Loan Party in favor of the Collateral Agent for the benefit of the Secured Parties securing the Obligations.

“Security Documents” means, collectively, the Security Agreement, any Intellectual Property Security Agreement, any English Security Documents, any Mortgage, any Control Agreement, and any other agreement executed and delivered by a Loan Party which purports to grant a Lien to any Collateral Agent for the benefit of the Secured Parties, in each case, as amended, amended and restated, supplemented or otherwise modified from time to time, securing all or any portion of the Obligations as set forth therein.

“Seller” means any Person that sells Equity Interests or other property or assets to a Loan Party or a Subsidiary of a Loan Party in a Permitted Acquisition.

“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time).

“SOFR Deadline” has the meaning specified therefor in Section 2.07(a) hereof.

“SOFR Loan” means a Loan that bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (c) of the definition of “Reference Rate.”

“SOFR Notice” has the meaning specified therefor in Section 2.07(a) hereof.

“SOFR Option” has the meaning specified therefor in Section 2.07(a) hereof.

“Solvent” means, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is not less than the total amount of the liabilities of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its existing debts as they become absolute and matured, (c) such Person is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business, (d) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature, and (e) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute unreasonably small capital.

“Standard & Poor’s” means S&P Global Ratings, a division of S&P Global Inc., a New York corporation, or any successor thereto.

“Subordinated Indebtedness” means unsecured Indebtedness of any Loan Party the terms of which (including, without limitation, payment terms, interest rates, covenants, remedies, defaults and other material terms) are reasonably satisfactory to the Collateral Agent and which has been expressly subordinated in right of payment to all Indebtedness of such Loan Party under the Loan Documents (a) by the execution and delivery of a subordination agreement, in form and substance reasonably satisfactory to the Collateral Agent, or (b) otherwise on terms and conditions reasonably satisfactory to the Collateral Agent.

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“Subsidiary” means, with respect to any Person at any date, any corporation, limited or general partnership, limited liability company, trust, estate, association, joint venture or other business entity (a) the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or (b) of which more than 50% of (i) the outstanding Equity Interests having (in the absence of contingencies) ordinary voting power to elect a majority of the Board of Directors of such Person, (ii) in the case of a partnership or limited liability company, the interest in the capital or profits of such partnership or limited liability company or (iii) in the case of a trust, estate, association, joint venture or other entity, the beneficial interest in such trust, estate, association or other entity business is, at the time of determination, owned or controlled directly or indirectly through one or more intermediaries, by such Person. References to a Subsidiary shall mean a Subsidiary of the Parent unless the context expressly provides otherwise.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Target” has the meaning specified therefor in the recitals.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Termination Date” means the first date on which all of the Obligations (other than Contingent Loan Obligations) are paid in full in cash and the Commitments of the Lenders are terminated.

“Term Loan” means, collectively, the loans made by the Term Loan Lenders to the Borrower on the Effective Date pursuant to Section 2.01(a).

“Term Loan Commitment” means, with respect to each Lender, the commitment of such Lender to make the Term Loan to the Borrower in the amount set forth in Schedule 1.01(A) hereto or in the Assignment and Acceptance pursuant to which such Lender became a Lender under this Agreement, as the same may be terminated or reduced from time to time in accordance with the terms of this Agreement.

“Term Loan Lender” means a Lender with a Term Loan Commitment or a Term Loan.

“Term Loan Obligations” means any Obligations with respect to the Term Loans (including, without limitation, the principal thereof, the interest thereon, and the fees and expenses specifically related thereto).

“Term SOFR” means the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term SOFR Determination Day; provided that if Term SOFR as so determined shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

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“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Term SOFR Adjustment” means a percentage per annum equal to, (x) in the case of a SOFR Loan with an Interest Period of one (1) month, 0.11448% and, (y) in the case of a SOFR Loan with an Interest Period of three (3) months, 0.26161%.

“Test Period” means, as of any date of determination, the period of four (4) consecutive fiscal quarters for which financial statements have most recently been delivered pursuant to Section 7.01(a)(ii) (with respect to the first three quarters of each Fiscal Year) or 7.01(a)(iii)(x) (with respect to the last fiscal quarter of each Fiscal Year).

“Third Period” means the period from the end of the Second Period up to and including the date that is the thirty-six (36) month anniversary of the Effective Date.

“Title Insurance Policy” means a mortgagee’s loan policy, in form and substance reasonably satisfactory to the Collateral Agent, together with all endorsements made from time to time thereto, issued to the Collateral Agent by or on behalf of a title insurance company selected by or otherwise reasonably satisfactory to the Collateral Agent, insuring the Lien created by a Mortgage in an amount and on terms and with such endorsements satisfactory to the Collateral Agent, delivered to the Collateral Agent; provided, that, to the extent any Facility to be subject to a Mortgage is located in a jurisdiction which imposes mortgage recoding taxes, intangibles taxes, documentary tax or similar recording fees or taxes, the relevant Mortgage shall not secure an amount in excess of the Current Value of such Facility subject thereto.

“Total Commitment” means the Total Term Loan Commitment.

“Total Net Leverage Ratio” means, with respect to Parent and its Subsidiaries as of any date of determination, the ratio of (a) the difference of (i) the aggregate principal amount of Consolidated Funded Indebtedness of the Parent and its Subsidiaries that is outstanding as of the end of the applicable Test Period minus (ii) the aggregate principal amount of Qualified Cash of the Loan Parties as of the end of the applicable Test Period not to exceed $15,000,000 at any time to (b) Consolidated EBITDA of such Person and its Subsidiaries during the applicable Test Period.

“Total Term Loan Commitment” means the sum of the amounts of the Lenders’ Term Loan Commitments.

“Transaction Documents” means, collectively, the Loan Documents, the Effective Date Acquisition Agreement and all other agreements, instruments and other documents executed and delivered pursuant to the foregoing, as the same may be amended, modified, supplemented, replaced, renewed or refinanced from time to time in accordance with the terms hereof.

“Transactions” means, collectively, the transactions to occur on or about the Closing Date pursuant to the Transaction Documents, including (i) the execution, delivery, and performance of the Loan Documents and the funding of the Term Loan hereunder, (ii) the Effective Date Acquisition, (iii) the Effective Date Refinancing, (iv) the other transactions contemplated by this Agreement to occur on or around the Effective Date and (v) the payment of all fees, costs and expenses related thereto.

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“Turtle Beach Stock Repurchase” has the meaning specified therefor in clause (d) of the definition of “Permitted Restricted Payments”.

“UK Bail-In Legislation” means Part 1 of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“Uniform Commercial Code” or “UCC” has the meaning specified therefor in Section 1.04.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (PATRIOT) Act of 2001 (Title III of Pub. L. 107-56, Oct. 26, 2001)) as amended by the USA Patriot Improvement and Reauthorization Act of 2005 (Pub. L. 109-177, March 9, 2006) and as the same may have been or may be further renewed, extended, amended, or replaced.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Internal Revenue Code.

“VCOC Management Rights Agreement” has the meaning specified therefor in Section 5.01(d).

“Waivable Mandatory Prepayment” shall have the meaning assigned to such term in Section 2.05(g).

“Withholding Agent” means any Loan Party and the Administrative Agent.

“Working Capital” means, at any date of determination thereof, (a) the sum, for any Person and its Subsidiaries, of (i) the unpaid face amount of all Accounts of such Person and its Subsidiaries as at such date of determination, plus (ii) the aggregate amount of prepaid expenses and other current assets of such Person and its Subsidiaries as at such date of determination (other than cash, Cash Equivalents and any Indebtedness owing to such Person or any of its Subsidiaries by Affiliates of such Person), minus (b) the sum, for such Person and its Subsidiaries, of (i) the unpaid amount of all accounts payable of such Person and its Subsidiaries as at such date of determination, plus (ii) the aggregate amount of all accrued expenses of such Person and its Subsidiaries as at such date of determination (other than the current portion of long-term debt and all accrued interest and taxes).

“Write-down and Conversion Powers” means: (a) in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; (b) in relation to the UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; (c) in relation to any other applicable Bail-In Legislation (i) any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that

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liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers and (ii) any similar or analogous powers under that Bail-In Legislation.

Section 1.02 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise, (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any right or interest in or to assets and properties of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible and (f) all references to statutes and related regulations shall include any amendments of the same and any successor statutes and regulations. Except as specified in Section 4.03(d) hereof, any reference herein or in any other Loan Document to the satisfaction or repayment in full of the Obligations shall mean the repayment in full in cash of all Obligations other than Contingent Loan Obligations.

Section 1.03 Certain Matters of Construction. References in this Agreement to “determination” by any Agent include good faith estimates by such Agent (in the case of quantitative determinations) and good faith beliefs by such Agent (in the case of qualitative determinations). Subject to Section 9.02, a Default or Event of Default shall be deemed to exist at all times during the period commencing on the date that such Default or Event of Default occurs to the date on which such Default or Event of Default is waived in writing pursuant to this Agreement or, in the case of a Default, is cured within any period of cure expressly provided for in this Agreement; and, subject to Section 9.02, an Event of Default shall “continue” or be “continuing” until such Event of Default has been waived in writing by the Required Lenders. Any Lien referred to in this Agreement or any other Loan Document as having been created in favor of any Agent, any agreement entered into by any Agent pursuant to this Agreement or any other Loan Document, any payment made by or to or funds received by any Agent pursuant to or as contemplated by this Agreement or any other Loan Document, or any act taken or omitted to be taken by any Agent, shall, unless otherwise expressly provided, be created, entered into, made or received, or taken or omitted, for the benefit or account of the Agents and the Lenders. Wherever the phrase “to the knowledge of any Loan Party” or words of similar import relating to the knowledge or the awareness of any Loan Party are used in this Agreement or any other Loan Document, such phrase shall mean and refer to (i) the actual knowledge of a senior officer of any Loan Party or (ii) the knowledge that a senior officer would have obtained if such officer had engaged in good faith and diligent performance of such officer’s duties, including the making of such reasonably specific inquiries as may be necessary of the employees or agents of such Loan Party and a good faith attempt to ascertain the existence or accuracy of the matter to which such phrase relates. All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or otherwise within the limitations of, another covenant shall not avoid the occurrence of a default if such action is taken or condition exists. In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of a breach of a representation or warranty hereunder.

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Section 1.04 Accounting and Other Terms.

(a) Unless otherwise expressly provided herein, each accounting term used herein shall have the meaning given it under GAAP. For purposes of determining compliance with any incurrence or expenditure tests set forth in Section 7.01, Section 7.02 and Section 7.03, any amounts so incurred or expended (to the extent incurred or expended in a currency other than Dollars) shall be converted into Dollars on the basis of the exchange rates (as shown on the Bloomberg currency page for such currency or, if the same does not provide such exchange rate, by reference to such other publicly available service for displaying exchange rates as may be reasonably selected by the Agents or, in the event no such service is selected, on such other basis as is reasonably satisfactory to the Agents) as in effect on the date of such incurrence or expenditure under any provision of any such Section that has an aggregate Dollar limitation provided for therein (and to the extent the respective incurrence or expenditure test regulates the aggregate amount outstanding at any time and it is expressed in terms of Dollars, all outstanding amounts originally incurred or spent in currencies other than Dollars shall be converted into Dollars on the basis of the exchange rates (as shown on the Bloomberg currency page for such currency or, if the same does not provide such exchange rate, by reference to such other publicly available service for displaying exchange rates as may be reasonably selected by the Agents or, in the event no such service is selected, on such other basis as is reasonably satisfactory to the Agents) as in effect on the date of any new incurrence or expenditures made under any provision of any such Section that regulates the Dollar amount outstanding at any time). Notwithstanding the foregoing, (i) with respect to the accounting for leases as either operating leases or capital leases and the impact of such accounting in accordance with FASB ASC 842 on the definitions and covenants herein, GAAP as in effect on December 31, 2018 shall be applied, (ii) for purposes of determining compliance with any covenant (including the computation of any financial covenant) contained herein, Indebtedness of the Parent and its Subsidiaries shall be deemed to be carried at 100% of the outstanding principal amount thereof, and the effects of FASB ASC 825 and FASB ASC 470-20 on financial liabilities shall be disregarded and (iii) with respect to revenue recognition and the impact of such accounting in accordance with FASB ASC 606 on the definitions and covenants herein, GAAP as in effect on December 31, 2017 shall be applied.

(b) All terms used in this Agreement which are defined in Article 8 or Article 9 of the Uniform Commercial Code as in effect from time to time in the State of New York (the “Uniform Commercial Code” or the “UCC”) and which are not otherwise defined herein shall have the same meanings herein as set forth therein, provided that terms used herein which are defined in the Uniform Commercial Code as in effect in the State of New York on the date hereof shall continue to have the same meaning notwithstanding any replacement or amendment of such statute except as any Agent may otherwise determine.

Section 1.05 Time References. Unless otherwise indicated herein, all references to time of day refer to Eastern Standard Time or Eastern daylight-saving time, as in effect in New York City on such day. For purposes of the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; provided, however, that with respect to a computation of fees or interest payable to any Secured Party, such period shall in any event consist of at least one full day.

Section 1.06 Obligation to Make Payments in Dollars. All payments to be made by any Loan Party of principal, interest, fees and other Obligations under any Loan Document shall be made in Dollars in same day funds, and no obligation of any Loan Party to make any such payment shall be discharged or satisfied by any payment other than payments made in Dollars in same day funds.

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Section 1.07 Pro Forma Calculations. With respect to any period during which any Specified Transaction occurs, for purposes of determining compliance with the covenant contained in Section 7.03 and for purposes of determining the Total Net Leverage Ratio and Consolidated EBITDA (other than for purposes of calculating Excess Cash Flow), calculations with respect to such period shall be made on a Pro Forma Basis.

ARTICLE II

THE LOANS

Section 2.01 Commitments.

(a) Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Term Loan Lender severally agrees to make the Term Loan to the Borrower on the Effective Date, in an aggregate principal amount not to exceed the amount of such Lender’s Term Loan Commitment.

(b) Notwithstanding the foregoing, the aggregate principal amount of the Term Loans made on the Effective Date shall not exceed the Total Term Loan Commitment. Any principal amount of the Term Loans which is repaid or prepaid may not be reborrowed.

Section 2.02 Making the Loans. (a) The Borrower shall give the Administrative Agent prior written notice, in substantially the form of Exhibit C hereto (a “Notice of Borrowing”), not later than 12:00 noon (New York City time) on the date which is three (3) Business Days prior to the date of the proposed Loan (or such shorter period as the Administrative Agent is willing to accommodate from time to time, but in no event later than 12:00 noon (New York City time) on the borrowing date of the proposed Loan). Such Notice of Borrowing shall be irrevocable and shall specify (i) the principal amount of the proposed Loan, (ii) whether the Loan is requested to be a Reference Rate Loan or a SOFR Loan and, in the case of a SOFR Loan, the initial Interest Period with respect thereto, (iii) the use of the proceeds of such proposed Loan, (iv) the proposed borrowing date, which must be the Effective Date and (v) the Borrower’s account wiring instructions. The Administrative Agent and the Lenders may act without liability upon the basis of written, telecopied or telephonic notice believed by the Administrative Agent in good faith to be from the Borrower (or from any Authorized Officer thereof designated in a writing purportedly from the Borrower to the Administrative Agent). The Administrative Agent and each Lender shall be entitled to rely conclusively on any Authorized Officer’s authority to request a Loan on behalf of the Borrower until the Administrative Agent receives written notice to the contrary. The Administrative Agent and the Lenders shall have no duty to verify the authenticity of the signature appearing on any written Notice of Borrowing.

(b) Each Notice of Borrowing pursuant to this Section 2.02 shall be irrevocable and the Borrower shall be bound to make a borrowing in accordance therewith.

(c) All Loans under this Agreement shall be made by the Lenders simultaneously and proportionately to their Pro Rata Shares of the Total Term Loan Commitment, it being understood that no Lender shall be responsible for any default by any other Lender in that other Lender’s obligations to make a Loan requested hereunder, nor shall the Commitment of any Lender be increased or decreased as a result of the default by any other Lender in that other Lender’s obligation to make a Loan requested hereunder, and each Lender shall be obligated to make the Loans required to be made by it by the terms of this Agreement regardless of the failure by any other Lender.

Section 2.03 Repayment of Loans; Evidence of Debt. (a) The outstanding principal amount of the Term Loans shall be repayable on the last Business Day of each month, beginning March 31, 2024. Each such monthly payment shall be in an aggregate amount equal to the Applicable Amortization Percentage of the aggregate original principal amount of Term Loans borrowed hereunder as of the last Business Day of such month:

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Applicable Period	Applicable Amortization Percentage
First Period	0.208333%
Second Period	0.208333%
Third Period	0.416667%

; provided, however, that the last such installment shall be in the amount necessary to repay in full the unpaid principal amount of the Term Loans. The outstanding unpaid principal amount of the Term Loan, and all accrued and unpaid interest thereon, shall be due and payable on the earlier of (i) the Final Maturity Date and (ii) the date on which the Term Loan is declared due and payable pursuant to the terms of this Agreement.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to Section 2.03(b) or Section 2.03(c) shall, absent manifest error, be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that (i) the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement and (ii) in the event of any conflict between the entries made in the accounts maintained pursuant to Section 2.03(b) and the accounts maintained pursuant to Section 2.03(c), the accounts maintained pursuant to Section 2.03(c) shall govern and control.

(e) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrower shall execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) in a form furnished by the Collateral Agent and reasonably acceptable to the Borrower. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 12.07) be represented by one or more promissory notes in such form payable to the payee named therein (or to such payee and its registered assigns).

Section 2.04 Interest.

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(a) Term Loan. Subject to the terms of this Agreement, at the option of the Borrower, the Term Loans or any portion thereof shall be either a Reference Rate Loan or a SOFR Loan. Each portion of the Term Loans that is a Reference Rate Loan shall bear interest on the principal amount thereof from time to time outstanding, from the date of the Term Loans until repaid, at a rate per annum equal to the Reference Rate plus the Applicable Margin, and each portion of the Term Loan that is a SOFR Loan shall bear interest on the principal amount thereof from time to time outstanding, from the date of the Term Loan until repaid, at a rate per annum equal to Adjusted Term SOFR for the Interest Period in effect for the Term Loan (or such portion thereof) plus the Applicable Margin.

(b) Default Interest. To the extent permitted by law and notwithstanding anything to the contrary in this Section, upon the occurrence and during the continuance of an Event of Default, the principal of, and all accrued and unpaid interest on, all Loans, fees, indemnities or any other Obligations of the Loan Parties under this Agreement and the other Loan Documents, shall bear interest, from the date such Event of Default occurred until the date such Event of Default is cured or waived in writing in accordance herewith, at a rate per annum equal at all times to the Post-Default Rate.

(c) Interest Payment. Accrued and unpaid interest on each Loan shall be payable (i) in the case of a Reference Rate Loan, monthly, in arrears, on the first Business Day of each month, commencing on the first Business Day of the month following the month in which such Loan is made, (ii) in the case of a SOFR Loan, on the last day of each Interest Period applicable to such Loan and (iii) in the case of each Loan, at maturity (whether upon demand, by acceleration or otherwise). Interest at the Post-Default Rate shall be payable on demand. The Borrower hereby authorizes the Administrative Agent to, and the Administrative Agent may, if not paid when due (after giving effect to any applicable grace period and subject to prior written notice to the Borrower), charge the Loan Account pursuant to Section 4.01 with the amount of any interest payment due hereunder.

(d) General. All interest shall be computed on the basis of a year of 360 days (or, in the case of Reference Rate Loans, a 365/366-day year) for the actual number of days, including the first day but excluding the last day, elapsed.

Section 2.05 Reduction of Commitment; Prepayment of Loans.

(a) Reduction of Commitments. The Total Term Loan Commitment shall terminate at 5:00 p.m. (New York City time) on the Effective Date.

(b) Optional Prepayment.

(i) Term Loan. The Borrower may, at any time and from time to time, upon at least five (5) Business Days prior written notice to the Administrative Agent, prepay the principal of the Term Loan, in whole or in part. Each prepayment made pursuant to this Section 2.05(b)(i) shall be accompanied by the payment of (A) accrued interest to the date of such payment on the amount prepaid and (B) the Applicable Premium, if any, payable in connection with such prepayment of the Term Loan. Each such prepayment shall be applied as directed by the Borrower and, in the absence of such direction, against the remaining installments of principal due on the Term Loan in the inverse order of maturity.

(ii) Termination of Agreement. The Borrower may, upon at least ten (10) Business Days prior written notice to the Administrative Agent, terminate this Agreement by paying to the Administrative Agent, in full in cash, the Obligations, plus the Applicable Premium, if any, payable in connection with such termination of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Borrower may rescind any such notice of termination given in connection with a refinancing or replacement of all Loans hereunder to the extent such refinancing or replacement has not been consummated or has otherwise been delayed. Subject to the preceding sentence, if the Borrower has sent a notice of termination pursuant to this Section 2.05(b)(ii), then the Lenders’ obligations to extend credit hereunder shall terminate and the Borrower shall be obligated to repay the Obligations, in full in cash, plus the Applicable Premium, if any, payable in connection with such termination of this Agreement on the date set forth as the date of termination of this Agreement in such notice.

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(c) Mandatory Prepayment.

(i) Within five (5) Business Days after the delivery to the Agents and the Lenders of audited annual financial statements pursuant to Section 7.01(a)(iii), commencing with the delivery to the Agents and the Lenders of the financial statements for the Fiscal Year ended December 31, 2024 or, if such financial statements are not delivered to the Agents and the Lenders on the date such statements are required to be delivered pursuant to Section 7.01(a)(iii), within five (5) Business Days after the date such statements are required to be delivered to the Agents and the Lenders pursuant to Section 7.01(a)(iii), the Borrower shall prepay the outstanding principal amount of the Loans in accordance with Section 2.05(d) in an amount equal to 50% of the Excess Cash Flow of the Parent and its Subsidiaries for such Fiscal Year minus the aggregate principal amount of all payments made by the Borrower pursuant to Section 2.05(b) for such Fiscal Year; provided that for purposes of the Fiscal Year ended December 31, 2024, Excess Cash Flow of the Parent and its Subsidiaries shall be calculated based upon the period commencing on April 1, 2024 and ending on December 31, 2024.

(ii) Within five (5) Business Days after the receipt by any Loan Party of any Net Cash Proceeds any Disposition (excluding Dispositions which qualify as Permitted Dispositions under clauses (a), (b), (c), (d), (e), (f), (g), (h), (j), (k), (l), (m), (n), (p) or (q) of the definition of “Permitted Disposition” and Dispositions of any assets constituting ABL Priority Collateral) by any Loan Party or its Subsidiaries, the Borrower shall prepay the outstanding principal amount of the Loans in accordance with Section 2.05(d) in an amount equal to 100% of the Net Cash Proceeds received by such Person in connection with such Disposition to the extent that the aggregate amount of Net Cash Proceeds received by all Loan Parties and their Subsidiaries (and not paid to the Administrative Agent as a prepayment of the Loans) shall exceed $500,000 for all such Dispositions in any Fiscal Year. Nothing contained in this Section 2.05(c)(ii) shall permit any Loan Party or any of its Subsidiaries to make a Disposition of any property other than in accordance with Section 7.02(c)(ii)

(iii) Upon the issuance or incurrence by any Loan Party or any of its Subsidiaries of any Indebtedness (other than Permitted Indebtedness), the Borrower shall prepay the outstanding amount of the Loans in accordance with Section 2.05(d) in an amount equal to 100% of the Net Cash Proceeds received by such Person in connection therewith. The provisions of this Section 2.05(c)(iii) shall not be deemed to be implied consent to any such issuance, incurrence or sale otherwise prohibited by the terms and conditions of this Agreement.

(iv) Within five (5) Business Days after the receipt by any Loan Party or any of its Subsidiaries of any Net Cash Proceeds or any Extraordinary Receipts, the Borrower shall prepay the outstanding principal of the Loans in accordance with Section 2.05(d) in an amount equal to 100% of the Net Cash Proceeds received by such Person in connection therewith to the extent that the aggregate amount of Net Cash Proceeds received by all Loan Parties and their Subsidiaries (and not paid to the Administrative Agent as a prepayment of the Loans) shall exceed $500,000 for all such Extraordinary Receipts in any Fiscal Year.

(v) Within three (3) Business Days after the receipt by the Borrowers of the proceeds of any Permitted Cure Equity pursuant to Section 9.02, the Borrowers shall prepay the outstanding principal of the Loans in accordance with Section 2.05(d) in an amount equal to 100% of such proceeds.

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(vi) Notwithstanding the foregoing, with respect to Net Cash Proceeds received by any Loan Party or any of its Subsidiaries in connection with a Disposition or the receipt of Extraordinary Receipts that are required to be used to prepay the Obligations pursuant to Section 2.05(c)(ii) or Section 2.05(c)(iv), as the case may be, up to $1,000,000 in the aggregate in any Fiscal Year of the Net Cash Proceeds from all such Dispositions and Extraordinary Receipts shall not be required to be so used to prepay the Obligations to the extent that such Net Cash Proceeds are used to replace, repair or restore properties or assets (other than current assets) used in such Person’s business, provided that, (A) no Event of Default has occurred and is continuing on the date such Person receives such Net Cash Proceeds, (B) the Borrower delivers a certificate to the Administrative Agent within five (5) days after such Disposition or Extraordinary Receipt, as the case may be, stating that such Net Cash Proceeds shall be used to replace, repair or restore properties or assets used in such Person’s business within a period specified in such certificate not to exceed 180 days after the date of receipt of such Net Cash Proceeds (or, an additional 90 days if, on or before the end of such 180 day period, the applicable Loan Party has entered into a binding commitment to make such reinvestment on or before the 90th day after the end of such 180 day period) (which certificate shall set forth estimates of the Net Cash Proceeds to be so expended), (C) such Net Cash Proceeds are deposited in an account subject to a Control Agreement, and (D) upon the earlier of (1) the expiration of the period specified in the relevant certificate furnished to the Administrative Agent pursuant to clause (B) above or (2) the occurrence of an Event of Default, such Net Cash Proceeds, if not theretofore so used, shall be used to prepay the Obligations in accordance with Section 2.05(c)(ii) or Section 2.05(c)(iv), as applicable.

(d) Application of Payments. Each such prepayment of the Term Loan shall be applied against the remaining installments of principal of the Term Loan in the inverse order of maturity. Notwithstanding the foregoing, after the occurrence and during the continuance of an Event of Default, if the Administrative Agent has elected, or has been directed by the Collateral Agent or the Required Lenders, to apply payments in respect of any Obligations in accordance with Section 4.03(b), prepayments required under Section 2.05(c) shall be applied in the manner set forth in Section 4.03(b).

(e) Interest and Fees. Any prepayment made pursuant to this Section 2.05 shall be accompanied by (i) accrued interest on the principal amount being prepaid to the date of prepayment, (ii) any Funding Losses payable pursuant to Section 2.08, (iii) the Applicable Premium, if any, payable in connection with such prepayment of the Loans to the extent required under Section 2.06(a).

(f) Cumulative Prepayments. Except as otherwise expressly provided in this Section 2.05, payments with respect to any subsection of this Section 2.05 are in addition to payments made or required to be made under any other subsection of this Section 2.05.

(g) Waivable Mandatory Prepayments. Anything contained herein to the contrary notwithstanding, in the event that the Borrower is required to make any mandatory prepayment (a “Waivable Mandatory Prepayment”) of the Loans pursuant to Section 2.05(c), not less than 12:00 noon (New York City time) two (2) Business Days prior to the date on which the Borrower is required to make such Waivable Mandatory Prepayment (the “Required Prepayment Date”), the Borrower shall notify the Administrative Agent in writing of the amount of such prepayment, and the Administrative Agent will promptly thereafter notify each Lender of the amount of such Lender’s Pro Rata Share of such Waivable Mandatory Prepayment and such Lender’s option to refuse such amount. Each such Lender may exercise such option by giving written notice to the Borrower and the Administrative Agent of its election to do so on or before 12:00 noon (New York City time) one (1) Business Day prior to the Required Prepayment Date (it being understood that any Lender that does not notify the Borrower and the Administrative Agent of its election to exercise such option on or before 12:00 noon (New York City time) one (1) Business Day prior to the Required Prepayment Date shall be deemed to have elected, as of such date, not to exercise such option). On the Required Prepayment Date, the Borrower shall pay to the Administrative Agent the

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amount of the Waivable Mandatory Prepayment, which amount shall be applied (i) in an amount equal to that portion of the Waivable Mandatory Prepayment payable to those Lenders that have elected not to exercise such option, to prepay the Loans of such Lenders (which prepayment shall be applied to prepay the outstanding principal amount of the Obligations in accordance with Section 2.05(d)) and (ii) to the extent of any excess, to the Borrower for working capital and general corporate purposes.

Section 2.06 Fees.

(a) Applicable Premium.

(i) Upon the occurrence of an Applicable Premium Trigger Event, the Borrower shall pay to the Administrative Agent, for the account of the Lenders in accordance with their Pro Rata Shares, the Applicable Premium, together with all or any portion of the Loans to be repaid or prepaid in connection therewith.

(ii) Any Applicable Premium payable in accordance with this Section 2.06(a) shall be presumed to be equal to the liquidated damages sustained by the Lenders as the result of the occurrence of the Applicable Premium Trigger Event and the Loan Parties agree that it is reasonable under the circumstances currently existing. THE LOAN PARTIES EXPRESSLY WAIVE THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING APPLICABLE PREMIUM IN CONNECTION WITH ANY ACCELERATION.

(iii) The Loan Parties expressly agree that: (A) the Applicable Premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Applicable Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Lenders and the Loan Parties giving specific consideration in this transaction for such agreement to pay the Applicable Premium; (D) the Loan Parties shall be estopped hereafter from claiming differently than as agreed to in this paragraph; (E) their agreement to pay the Applicable Premium is a material inducement to Lenders to provide the Commitments and make the Loans, and (F) the Applicable Premium represents a good faith, reasonable estimate and calculation of the lost profits or damages of the Agents and the Lenders and that it would be impractical and extremely difficult to ascertain the actual amount of damages to the Agents and the Lenders or profits lost by the Agents and the Lenders as a result of such Applicable Premium Trigger Event.

(iv) Nothing contained in this Section 2.06(a) shall permit any prepayment of the Loans or reduction of the Commitments not otherwise permitted by the terms of this Agreement or any other Loan Document.

(b) Audit and Collateral Monitoring Fees. The Borrower acknowledges that pursuant to Section 7.01(f), representatives of the Agents may, upon reasonable advance notice and during normal business hours, visit any or all of the Loan Parties and/or conduct inspections, audits, physical counts, valuations, appraisals, environmental site assessments and/or examinations of any or all of the Loan Parties at any time and from time to time. The Borrower agrees to pay (i) up to $1,500 per day per examiner plus the examiner’s out-of-pocket costs and reasonable expenses incurred in connection with all such visits, inspections, audits, physical counts, valuations, appraisals, environmental site assessments and/or examinations and (ii) the reasonable and documented out-of-pocket cost of all visits, inspections, audits, physical counts, valuations, appraisals, environmental site assessments and/or examinations conducted by a third party on behalf of the Agents; provided (i) an Authorized Officer of the Loan Parties shall be entitled and have the opportunity to be present for any such visits, inspections, audits, physical counts, valuations, appraisals, environmental site assessments and/or examinations and (ii) that so long as no Event of Default shall have occurred and be continuing, the Borrower shall not be obligated to reimburse the Agents for visits, inspections, audits, physical counts, valuations, appraisals, environmental site assessments and/or examinations more than once per Fiscal Year.

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(c) Fee Letter. As and when due and payable under the terms of the Fee Letter, the Borrower shall pay the fees set forth in the Fee Letter.

Section 2.07 SOFR Option.

(a) The Borrower may, at any time and from time to time, so long as no Event of Default has occurred and is continuing, elect to have interest on all or a portion of the Loans be charged at a rate of interest based upon Adjusted Term SOFR (the “SOFR Option”) by notifying the Administrative Agent in writing prior to 11:00 a.m. (New York City time) at least three (3) Business Days prior to (i) the proposed borrowing date of a Loan (as provided in Section 2.02), (ii) in the case of the conversion of a Reference Rate Loan to a SOFR Loan, the commencement of the proposed Interest Period or (iii) in the case of the continuation of a SOFR Loan as a SOFR Loan, the last day of the then current Interest Period (the “SOFR Deadline”). Notice of the Borrower’s election of the SOFR Option for a permitted portion of the Loans and an Interest Period pursuant to this Section 2.07(a) shall be made by delivery to the Administrative Agent of (A) a Notice of Borrowing (in the case of the initial making of a Loan) in accordance with Section 2.02 or (B) a notice in writing in substantially the same form as Exhibit D hereto ( a “SOFR Notice”) prior to the SOFR Deadline. Promptly upon its receipt of each such SOFR Notice, the Administrative Agent shall provide a copy thereof to each of the Lenders. Each SOFR Notice shall be irrevocable and binding on the Borrower.

(b) Interest on SOFR Loans shall be payable in accordance with Section 2.04(c). On the last day of each applicable Interest Period, unless the Borrower properly has exercised the SOFR Option with respect thereto, the interest rate applicable to such SOFR Loans automatically shall convert to the rate of interest then applicable to Reference Rate Loans of the same type hereunder. At any time that a Default or an Event of Default has occurred and is continuing, the Borrower no longer shall have the option to request that any portion of the Loans bear interest at Adjusted Term SOFR and the Administrative Agent shall have the right (but not the obligation) to convert the interest rate on all outstanding SOFR Loans to the rate of interest then applicable to Reference Rate Loans of the same type hereunder on the last day of the then current Interest Period.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Borrower (i) shall have not more than three (3) SOFR Loans in effect at any given time, and (ii) only may exercise the SOFR Option for SOFR Loans of at least $500,000 and integral multiples of $100,000 in excess thereof.

(d) The Borrower may prepay SOFR Loans at any time; provided, however, that in the event that SOFR Loans are prepaid on any date that is not the last day of the Interest Period applicable thereto, including as a result of any mandatory prepayment pursuant to Section 2.05(c) or any application of payments or proceeds of Collateral in accordance with Section 4.03 or Section 4.04 or for any other reason, including early termination of the term of this Agreement or acceleration of all or any portion of the Obligations pursuant to the terms hereof, the Borrower shall indemnify, defend, and hold the Agents and the Lenders and their participants harmless against any and all Funding Losses in accordance with Section 2.08.

(e) [Reserved].

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(f) Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, the Administrative Agent (in consultation with the Borrower) may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all affected Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this clause (f) will occur prior to the applicable Benchmark Transition Start Date. The parties shall use commercially reasonable efforts to satisfy any applicable IRS guidance, including Treasury Regulation Section 1.1001-6 and any future guidance, to the effect that the implementation of a Benchmark Replacement will not result in a deemed exchange for U.S. federal income Tax purposes of any Loan under this Agreement for U.S. federal income Tax purposes.

(g) In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(h) The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Benchmark Replacement Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.07(i) and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent and pursuant to this Section 2.07, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.07.

(i) Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

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Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Reference Rate Loans. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Reference Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Reference Rate.

Section 2.08 Funding Losses. In connection with each SOFR Loan, the Borrower shall indemnify, defend, and hold the Agents and the Lenders harmless against any loss, cost, or expense incurred by any Agent or any Lender as a result of (a) the payment of any principal of any SOFR Loan other than on the last day of an Interest Period applicable thereto (including as a result of a Default or an Event of Default or any mandatory prepayment required pursuant to Section 2.05(c)), (b) the conversion of any SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of a Default or an Event of Default), or (c) the failure to borrow, convert, continue or prepay any SOFR Loan on the date specified in any Notice of Borrowing or SOFR Notice delivered pursuant hereto (such losses, costs, and expenses, collectively, “Funding Losses”).

Section 2.09 Taxes. (a) Any and all payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Document shall be made free and clear of and without deduction or withholding for any and all Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of any Withholding Agent) requires the deduction or withholding of any Taxes from or in respect of any such payment, (i) the applicable Withholding Agent shall make such deduction or withholding, (ii) the applicable Withholding Agent shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law and (iii) if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased by the amount (an “Additional Amount”) necessary such that after making all required deductions and withholdings (including deductions and withholdings applicable to Additional Amounts payable under this Section 2.09) the applicable Secured Party receives the amount equal to the sum it would have received had no such deduction or withholding been made.

(b) In addition, each Loan Party shall pay to the relevant Governmental Authority in accordance with applicable law any Other Taxes, or at the option of the Administrative Agent timely reimburse it for the payment of any Other Taxes by any Secured Party. Each Loan Party shall deliver to each Secured Party official receipts in respect of any Taxes or Other Taxes payable hereunder promptly after payment of such Taxes or Other Taxes.

(c) The Loan Parties hereby jointly and severally indemnify and agree to hold each Secured Party harmless from and against Indemnified Taxes (including, without limitation, Indemnified Taxes imposed on any amounts payable under this Section 2.09) paid or payable by such Secured Party or required to be withheld or deducted from a payment to such Secured Party and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally asserted by the relevant Government Authority. Such indemnification shall be paid within ten (10) days from the date on which any such Person makes written demand therefor specifying in reasonable detail the nature and amount of such Indemnified Taxes. A certificate as to the amount of such payment or liability delivered to the Borrower by a Secured Party (with a copy to the Administrative Agent) or by the Administrative Agent on its own behalf or on behalf of another Secured Party shall be conclusive absent manifest error.

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(d) (i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.09(d)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing,

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding Tax;

(B) any Lender that is not a U.S. Person (a “Foreign Lender”) shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be reasonably requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) executed copies of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Internal Revenue Code, (x) a certificate substantially in the form of Exhibit 2.09(d)-1 hereto to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code, a “10 percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Internal Revenue Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Internal Revenue Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN or W-8BEN-E; or

(4) to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit 2.09(d)-2 or Exhibit 2.09(d)-3, IRS Form W-9, or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit 2.09(d)-4 on behalf of each such direct and indirect partner;

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(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be reasonably requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Administrative Agent in writing of its legal inability to do so.

(e) Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 12.07(i) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to such Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f) If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.09 (including by the payment of Additional Amounts pursuant to this Section 2.09), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.09 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of

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such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (f), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (f) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or Additional Amounts with respect to such Tax had never been paid. This paragraph (f) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(g) The obligations of the Loan Parties under this Section 2.09 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

Section 2.10 Increased Costs and Reduced Return.

(a) If any Secured Party shall have determined that any Change in Law shall (i) subject such Secured Party, or any Person controlling such Secured Party to any Tax other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes, with respect to this Agreement or any Loan made by such Agent or such Lender, (ii) impose, modify or deem applicable any reserve, special deposit or similar requirement against any Loan or against assets of or held by, or deposits with or for the account of, or credit extended by, such Secured Party or any Person controlling such Secured Party or (iii) impose on such Secured Party or any Person controlling such Secured Party any other condition (other than Taxes) regarding this Agreement or any Loan, and the result of any event referred to in clauses (i), (ii) or (iii) above shall be to increase the cost to such Secured Party of making any Loan or agreeing to make any Loan, or to reduce any amount received or receivable by such Secured Party hereunder, then, upon demand by such Secured Party, the Borrower shall pay to such Secured Party such additional amounts as will compensate such Secured Party for such increased costs or reductions in amount.

(b) If any Secured Party shall have determined that any Change in Law either (i) affects or would affect the amount of capital required or expected to be maintained by such Secured Party or any Person controlling such Secured Party, and such Secured Party determines that the amount of such capital is increased as a direct or indirect consequence of any Loans made or maintained, such Secured Party’s or such other controlling Person’s other obligations hereunder, or (ii) has or would have the effect of reducing the rate of return on such Secured Party’s or such other controlling Person’s capital to a level below that which such Secured Party or such controlling Person could have achieved but for such circumstances as a consequence of any Loans made or maintained, or any agreement to make Loans, or such Secured Party’s or such other controlling Person’s other obligations hereunder (in each case, taking into consideration, such Secured Party’s or such other controlling Person’s policies with respect to capital adequacy), then, upon demand by such Secured Party, the Borrower shall pay to such Secured Party from time to time such additional amounts as will compensate such Secured Party for such cost of maintaining such increased capital or such reduction in the rate of return on such Secured Party’s or such other controlling Person’s capital.

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(c) All amounts payable under this Section 2.10 shall bear interest from the date that is ten (10) days after the date of demand by any Secured Party until payment in full to such Secured Party at the Reference Rate. A certificate of such Secured Party claiming compensation under this Section 2.10, specifying the event herein above described and the nature of such event shall be submitted by such Secured Party to the Borrower, setting forth the additional amount due and an explanation of the calculation thereof, and such Secured Party’s reasons for invoking the provisions of this Section 2.10, and shall be final and conclusive absent manifest error; provided that, the Borrowers shall not be liable for such compensation if (i) the relevant Change in Law occurs on a date prior to the date such Secured Party becomes a party hereto and/or (ii) such Secured Party does not charge such additional amounts to other borrowers that are substantially similar to the Borrower in financing transactions materially similar to the financing transactions et forth in this Agreement.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of this Section 2.10 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to the foregoing provisions of this Section 2.10 for any increased costs incurred or reductions suffered more than nine (9) months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

(e) The obligations of the Loan Parties under this Section 2.10 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

Section 2.11 Changes in Law; Impracticability or Illegality.

(a) Adjusted Term SOFR may be adjusted by the Administrative Agent with respect to any Lender on a prospective basis to take into account any additional or increased costs due to changes in applicable law occurring subsequent to the commencement of the then applicable Interest Period, including changes in tax laws (except changes of general applicability in corporate income tax laws) and changes in the reserve requirements imposed by the Board of Governors of the Federal Reserve System (or any successor), excluding the Reserve Percentage, which additional or increased costs would increase the cost of funding loans bearing interest at Adjusted Term SOFR. In any such event, the affected Lender shall give the Borrower and the Administrative Agent notice of such a determination and adjustment and the Administrative Agent promptly shall transmit the notice to each other Lender and, upon its receipt of the notice from the affected Lender, the Borrower may, by notice to such affected Lender (i) require such Lender to furnish to the Borrower a statement setting forth the basis for adjusting such Adjusted Term SOFR and the method for determining the amount of such adjustment, or (ii) repay the SOFR Loans with respect to which such adjustment is made (together with any amounts due under Section 2.09).

(b) In the event that any change in market conditions or any law, regulation, treaty, or directive, or any change therein or in the interpretation of application thereof, shall at any time after the date hereof, in the reasonable opinion of any Lender, make it unlawful or impractical for such Lender to fund or maintain SOFR Loans or to continue such funding or maintaining, or to determine or charge interest rates at Adjusted Term SOFR, such Lender shall give notice of such changed circumstances to the Borrower and the Administrative Agent, and the Administrative Agent promptly shall transmit the notice to each other Lender and (i) in the case of any SOFR Loans of such Lender that are outstanding, the date specified in such Lender’s notice shall be deemed to be the last day of the Interest Period of such SOFR Loans, and interest upon the SOFR Loans of such Lender thereafter shall accrue interest at the rate then applicable to Reference Rate Loans of the same type hereunder, and (ii) the Borrower shall not be entitled to elect the SOFR Option (including in any borrowing, conversion or continuation then being requested) until such Lender determines that it would no longer be unlawful or impractical to do so.

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(c) The obligations of the Loan Parties under this Section 2.11 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

ARTICLE III

[INTENTIONALLY OMITTED]

ARTICLE IV

APPLICATION OF PAYMENTS;

JOINT AND SEVERAL LIABILITY OF BORROWER

Section 4.01 Payments; Computations and Statements.

(a) The Borrower will make each payment under this Agreement not later than 2:00 p.m. (New York City time) on the day when due, in lawful money of the United States of America and in immediately available funds, to the Administrative Agent’s Accounts. All payments received by the Administrative Agent after 2:00 p.m. (New York City time) on any Business Day may, at the Administrative Agent’s sole discretion, be deemed received on the next succeeding Business Day. All payments shall be made by the Borrower without set-off, counterclaim, recoupment, deduction or other defense to the Agents and the Lenders. Except as provided in Section 2.02, after receipt, the Administrative Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal ratably to the Lenders in accordance with their Pro Rata Shares and like funds relating to the payment of any other amount payable to any Lender to such Lender, in each case to be applied in accordance with the terms of this Agreement. The Lenders and the Borrower hereby authorize the Administrative Agent to, and the Administrative Agent may, if not paid when due (after giving effect to any applicable grace period and subject to prior notice to the Borrower, charge the Loan Account of the Borrower with any amount due and payable by the Borrower under any Loan Document. Each of the Lenders and the Borrower agrees that the Administrative Agent shall have the right to make such charges whether or not any Default or Event of Default shall have occurred and be continuing. Any amount charged to the Loan Account of the Borrower shall be deemed Obligations. Whenever any payment to be made under any such Loan Document shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall in such case be included in the computation of interest or fees, as the case may be. All computations of fees shall be made by the Administrative Agent on the basis of a year of 360 days for the actual number of days. Each determination by the Administrative Agent of an interest rate or fees hereunder shall be conclusive and binding for all purposes in the absence of manifest error.

(b) The Administrative Agent shall provide the Borrower, promptly after the end of each calendar month, a summary statement (in the form from time to time used by the Administrative Agent) of the opening and closing daily balances in the Loan Account of the Borrower during such month, the amounts and dates of all Loans made to the Borrower during such month, the amounts and dates of all payments on account of the Loans to the Borrower during such month and the Loans to which such payments were applied, the amount of interest accrued on the Loans to the Borrower during such month, and the amount and nature of any charges to the Loan Account made during such month on account of fees, commissions, expenses and other Obligations. All entries on any such statement shall be presumed to be correct and, thirty (30) days after the same is sent, shall be final and conclusive absent manifest error.

Section 4.02 Sharing of Payments. If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of any Obligation in excess of its ratable share of payments on account of similar obligations obtained by all the Lenders, such Lender shall forthwith purchase from the other Lenders such participations in such similar

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obligations held by them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided, however, that (a) if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each Lender shall be rescinded and each Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such Lender’s ratable share (according to the proportion of (i) the amount of such Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid by the purchasing Lender in respect of the total amount so recovered and (b) the provisions of this Section shall not be construed to apply to (i) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including any payment of an amendment, consent or waiver fee to consenting Lenders pursuant to an effective amendment, consent or waiver with respect to this Agreement), or (ii) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans, other than to any Loan Party or any Subsidiary thereof (as to which the provisions of this Section shall apply). The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section may, to the fullest extent permitted by law, exercise all of its rights (including the Lender’s right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation.

Section 4.03 Apportionment of Payments.

(a) All payments of principal and interest in respect of outstanding Loans, all payments of fees (other than the fees set forth in Section 2.06 hereof) and all other payments in respect of any other Obligations, shall be allocated by the Administrative Agent among such of the Lenders as are entitled thereto, in proportion to their respective Pro Rata Shares or otherwise as provided herein or, in respect of payments not made on account of Loans, as designated by the Person making payment when the payment is made.

(b) After the occurrence and during the continuance of an Event of Default, the Administrative Agent may, and upon the direction of the Collateral Agent or the Required Lenders shall, apply all payments in respect of any Obligations, including without limitation, all proceeds of the Collateral, subject to the provisions of this Agreement, (i) first, ratably to pay the Obligations in respect of any fees, expense reimbursements, indemnities and other amounts then due and payable to the Agents until paid in full; (ii) second, ratably to pay the Term Loan Obligations in respect of any fees (other than any Applicable Premium), expense reimbursements, indemnities and other amounts then due and payable to the Term Loan Lenders until paid in full; (iii) third, ratably to pay interest then due and payable in respect of the Term Loan until paid in full; (iv) fourth, ratably to pay principal of the Term Loan until paid in full; (v) fifth, ratably to pay the Obligations in respect of any Applicable Premium then due and payable to the Lenders until paid in full; and (vi) sixth, to the ratable payment of all other Obligations then due and payable.

(c) For purposes of Section 4.03(b) (other than clause (vi) thereof), “paid in full” means payment in cash of all amounts owing under the Loan Documents according to the terms thereof, including loan fees, service fees, professional fees, interest (and specifically including interest accrued after the commencement of any Insolvency Proceeding), default interest, interest on interest, and expense reimbursements, whether or not same would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding, except to the extent that default or overdue interest (but not any other interest) and loan fees, each arising from or related to a default, are disallowed in any Insolvency Proceeding; provided, however, that for the purposes of clause (vi), “paid in full” means payment in cash of all amounts owing under the Loan Documents according to the terms thereof, including loan fees, service fees, professional fees, interest (and specifically including interest accrued after the commencement of any Insolvency Proceeding), default interest, interest on interest, and expense reimbursements, whether or not the same would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding.

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(d) In the event of a direct conflict between the priority provisions of this Section 4.03 and other provisions contained in any other Loan Document, it is the intention of the parties hereto that both such priority provisions in such documents shall be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of Section 4.03 shall control and govern.

ARTICLE V

CONDITIONS TO LOANS

Section 5.01 Conditions Precedent to Effectiveness. This Agreement shall become effective as of the Business Day (the “Effective Date”) when each of the following conditions precedent shall have been satisfied (or waived) in a manner reasonably satisfactory to the Agents:

(a) Payment of Fees, Etc. The Borrower shall have paid (or caused to be paid) all reasonable and documented out-of-pocket fees, costs and expenses then due and payable to the Lenders and the Agents, as applicable, pursuant to Section 2.06(a) and Section 12.04, in each case to the extent invoiced at least one (1) Business Day prior to the Effective Date (which amounts may be offset against the proceeds of the Term Loan funded on the Effective Date); provided that any deposits that the Loan Parties have advanced to Blue Torch or any of its Affiliates prior to the Effective Date shall be credited against such fees, costs and expenses.

(b) Representations and Warranties; No Event of Default. The following statements shall be true and correct: (i) the representations and warranties contained in Article VI and in each other Loan Document are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations or warranties that already are qualified or modified as to “materiality” or “Material Adverse Effect” in the text thereof, which representations and warranties shall be true and correct in all respects subject to such qualification) on and as of the Effective Date as though made on and as of such date, except to the extent that any such representation or warranty expressly relates solely to an earlier date (in which case such representation or warranty shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations or warranties that already are qualified or modified as to “materiality” or “Material Adverse Effect” in the text thereof, which representations and warranties shall be true and correct in all respects subject to such qualification) on and as of such earlier date and (ii) no Default or Event of Default shall have occurred and be continuing on the Effective Date or would result from this Agreement or the other Loan Documents becoming effective in accordance with its or their respective terms.

(c) Legality. The making of the Loans shall not contravene any law, rule or regulation applicable to any Secured Party.

(d) Delivery of Documents. The Administrative Agent or the Collateral Agent, as applicable, shall have received on or before the Effective Date the following, each in form and substance reasonably satisfactory to the Administrative Agent or the Collateral Agent, as applicable, and, unless indicated otherwise, dated the Effective Date and, if applicable, duly executed by the Persons party thereto:

(i) this Agreement;

(ii) the Security Agreement, together with the original stock certificates representing all of the Equity Interests and all promissory notes required to be pledged thereunder, accompanied by undated stock powers executed in blank and other proper instruments of transfer; provided, that, such stock certificates, promissory notes, stock powers and instruments of transfer may be delivered to the Collateral Agent within five (5) Business Days of the Effective Date;

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(iii) Intellectual Property Security Agreements;

(iv) draft financing statements on form UCC-1 in form and substance fit for filing in such office or offices as may be necessary or, in the reasonable opinion of the Collateral Agent, desirable to perfect the security interests purported to be created by the Security Agreement to the extent that such security interests may be perfected under the UCC in such jurisdiction;

(v) the results of searches for any effective UCC financing statements, Tax Liens or judgment Liens filed against any Loan Party or its property, or any litigation or bankruptcy proceeding involving any Loan Party, which results shall not show any such Liens (other than Permitted Liens and Liens that will be terminated on the Effective Date);

(vi) a Perfection Certificate;

(vii) the Acquisition Collateral Assignment;

(viii) the Disbursement Letter;

(ix) the Fee Letter;

(x) the Intercompany Subordination Agreement;

(xi) the Intercreditor Agreement;

(xii) the management rights letter, dated as of the date hereof, among the Loan Parties and the Agents, as amended, amended and restated, supplemented or otherwise modified from time to time (the “VCOC Management Rights Agreement”);

(xiii) a certificate of an Authorized Officer of each Loan Party, certifying (A) as to copies of the Governing Documents of such Loan Party, together with all amendments thereto (including, without limitation, a true and complete copy of the charter, certificate of formation, certificate of limited partnership or other publicly filed organizational document (or applicable equivalent) of each Loan Party certified as of a recent date not more than thirty (30) days prior to the Effective Date by an appropriate official of the jurisdiction of organization of such Loan Party which shall set forth the same complete name of such Loan Party as is set forth herein and the organizational number of such Loan Party, if an organizational number is issued in such jurisdiction), (B) as to a copy of the resolutions or written consents of the Board of Directors of such Loan Party authorizing (1) the borrowings or guarantees (as applicable) hereunder and the transactions contemplated by the Loan Documents to which such Loan Party is or will be a party, and (2) the execution, delivery and performance by such Loan Party of each Loan Document to which such Loan Party is or will be a party and the execution and delivery of the other documents to be delivered by such Person in connection herewith and therewith, (C) the names and true signatures of the representatives of such Loan Party authorized to sign each Loan Document (in the case of the Borrower, including Notices of Borrowing, SOFR Notices and all other notices under this Agreement and the other Loan Documents) to which such Loan Party is or will be a party and the other documents to be executed and delivered by such Loan Party in connection herewith and therewith, together with certification of the incumbency of such authorized officers, (D) as to the matters set forth in Section 5.01(b), 5.01(e), 5.01(f) and 5.01(k) and (E) that, after giving effect to all Loans to be made on the Effective Date and other Transactions occurring on the Effective Date, the Liquidity of Parent and its Subsidiaries is not less than $40,000,000;

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(xiv) a certificate of the chief financial officer of the Parent (A) setting forth in reasonable detail the calculations required to establish compliance, on a pro forma basis after giving effect to the Loans and other transactions occurring on the Effective Date, with each of the financial covenants contained in Section 7.03 (as if the covenants applicable to the month ending March 31, 2024 applied on the Effective Date), (B) certifying that all tax returns required to be filed by the Loan Parties have been filed and all material taxes upon the Loan Parties or their properties, assets, and income (including real property taxes and payroll taxes) have been paid, (C) attaching a copy of the Financial Statements and the Projections described in Section 6.01(g)(ii) hereof and certifying as to the compliance with the representations and warranties set forth in Section 6.01(g)(i) and Section 6.01(ii)(ii) and (D) certifying that after giving effect to all Loans to be made on the Effective Date and other Transactions occurring on the Effective Date (including the consummation of the Effective Date Acquisition and the payment of all fees and expenses payable hereunder on the Effective Date), the Liquidity of Parent and its Subsidiaries is not less than $40,000,000;

(xv) a certificate of the chief financial officer of the Parent, certifying on behalf of the Loan Parties that the Loan Parties (on a consolidated basis and after giving effect to the Loans made and the other Transactions occurring on the Effective Date and the application of proceeds of such Loans) are Solvent;

(xvi) a certificate of an Authorized Officer of the Borrower certifying that (A) the attached copy of the Effective Date Acquisition Agreement and (2) the Material Contracts described on Schedule 6.01(x) and delivered to the Agents on or prior to the Effective Date, in each case, as in effect on the Effective Date, are true, complete and correct copies thereof and (B) such agreements remain in full force and effect and that none of the Loan Parties has materially breached or materially defaulted in any of its obligations under such agreements;

(xvii) legal opinions of (i) Dechert LLP, special counsel to the Loan Parties and (ii) Snell & Wilmer, California and Nevada counsel to the Loan Parties;

(xviii) insurance certificates that evidence the insurance coverage required by Section 7.01(h) and the terms of the Security Agreement, in each case, reflecting the named insureds or loss payees thereunder;

(xix) evidence that the Effective Date Refinancing shall be consummated substantially concurrently with the borrowing of the Term Loan (which may be, in whole or in part, financed from the proceeds of the Term Loan), together with (A) a customary payoff letter or other termination and release agreement with respect to the Existing Credit Facility and all related credit documents, duly executed by the Loan Parties party thereto and the Existing Lenders (or any agent thereof, as applicable), (B) a termination of security interest in Intellectual Property for each security interest recorded by the Existing Lenders with the United States Patent and Trademark Office or the United States Copyright Office and covering any Intellectual Property owned by a Loan Party, if any, and (C) UCC-3 termination statements for all UCC-1 financing statements filed by the Existing Lenders and covering any portion of the Collateral;

(xx) written consent of Nintendo of America Inc., a Washington corporation, acknowledging and consenting, to the extent required under the Nintendo License Agreement, to the consummation of the Effective Date Acquisition; and

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(xxi) evidence that, as of the Effective Date, the principal amount of loans outstanding under the Permitted ABL Facility is not greater than $20,000,000.

(e) Material Adverse Effect. Since December 31, 2022, there has not been any event or occurrence that has resulted or which would reasonably be expected to have, a Material Adverse Effect.

(f) Consummation of Acquisition. Concurrently with the borrowing of the Term Loan, the Effective Date Acquisition shall be consummated in accordance in all material respects with the terms of the Effective Date Acquisition Agreement.

(g) Approvals. All consents, authorizations and approvals of, and filings and registrations with, and all other actions in respect of, any Governmental Authority or other Person required in connection with the making of the Loans, or the conduct of the Loan Parties’ business, or the consummation of any of the underlying transactions, shall have been obtained and shall be in full force and effect.

(h) Proceedings; Receipt of Documents. All proceedings in connection with the making of the initial Loans and the other transactions contemplated by this Agreement and the other Loan Documents, and all documents incidental hereto and thereto, shall be satisfactory to the Collateral Agent and its counsel, and the Collateral Agent and such counsel shall have received all such information and such counterpart originals or certified or other copies of such documents as the Collateral Agent or such counsel may reasonably request.

(i) [Reserved].

(j) Security Interests. The Loan Documents shall create in favor of the Collateral Agent, for the benefit of the Secured Parties, a legal, valid and enforceable first priority security interest in the Collateral secured thereby (subject only to Permitted Liens).

(k) Litigation. There shall exist no claim, action, suit, investigation, litigation or proceeding (including, without limitation, shareholder or derivative litigation) pending or threatened in any court or before any arbitrator or Governmental Authority which relates to the Loans or which is reasonably likely to be adversely determined, and that would reasonably be expected to have a Material Adverse Effect.

(l) Notice of Borrowing. The Administrative Agent shall have received a Notice of Borrowing pursuant to Section 2.02 hereof.

(m) Patriot Act Compliance. The Administrative Agent shall have received, at least two (2) Business Days prior to the Effective Date, a duly executed IRS Form W-9 (or other applicable Tax form) of Parent and the Borrower, and all documentation and other information with respect to the Loan Parties required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act, that has been reasonably requested in writing by the Administrative Agent at least five (5) Business Days prior to the Effective Date.

Section 5.02 Conditions Subsequent to Effectiveness. As an accommodation to the Loan Parties, the Agents and the Lenders have agreed to execute this Agreement and to make the Loans on the Effective Date notwithstanding the failure by the Loan Parties to satisfy the conditions set forth below on or before the Effective Date. In consideration of such accommodation, the Loan Parties agree that, in addition to all other terms, conditions and provisions set forth in this Agreement and the other Loan Documents, including, without limitation, those conditions set forth in Section 5.01, the Loan Parties shall satisfy each of the conditions subsequent set forth below on or before the date applicable thereto (it being

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understood that (i) the failure by the Loan Parties to perform or cause to be performed any such condition subsequent on or before the date applicable thereto shall constitute an Event of Default and (ii) to the extent that the existence of any such condition subsequent would otherwise cause any representation, warranty or covenant in this Agreement or any other Loan Document to be breached, the Required Lenders hereby waive such breach for the period from the Effective Date until the date on which such condition subsequent is required to be fulfilled pursuant to this Section 5.02):

(a) within thirty (30) days after the Effective Date (or such later date as may be agreed in writing (which may be by email) by the Collateral Agent in its reasonable discretion), subject to the limitations set forth in Section 8.01, the Collateral Agent shall have received all Control Agreements that are required under Section 8.01, each duly executed by the applicable Loan Party and the applicable financial institution;

(b) within thirty (30) days after the Effective Date (or such later date as may be agreed in writing (which may be by email) by the Collateral Agent in its reasonable discretion), the Loan Parties shall use commercially reasonable efforts to deliver to the Collateral Agent collateral access agreements as may be required by Section 7.01(l);

(c) (x) within ten (10) Business Days after the Effective Date (or such later date as may be agreed in writing (which may be by email) by the Collateral Agent in its reasonable discretion), the Collateral Agent shall have received insurance certificates for Performance Designed Products LLC that evidence the insurance coverage required by Section 7.01(h) and the terms of the Security Agreement, in each case, reflecting the named insureds or loss payees thereunder and (y) within thirty (30) days after the Effective Date (or such later date as may be agreed in writing (which may be by email) by the Collateral Agent in its reasonable discretion), the Collateral Agent shall have received customary insurance endorsements as to the named insureds or loss payees, as applicable, under insurance policies as required by Section 7.01(h); and

(d) within sixty (60) days after the Effective Date (or such later date as may be agreed in writing (which may be by email) by the Collateral Agent in its reasonable discretion), the Collateral Agent shall have received the English Security Documents, duly authorized and executed by each Subsidiary of the Loan Parties incorporated under the laws of England & Wales, and each such Subsidiary shall have otherwise become a Guarantor hereunder and under the other Loan Documents.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Section 6.01 Representations and Warranties. Each Loan Party hereby represents and warrants to the Secured Parties on the Effective Date (after giving effect to the consummation of the Transactions on the Effective Date) as follows:

(a) Organization, Good Standing, Etc. Each Loan Party (i) is a corporation, private limited company, limited liability company, or limited partnership duly organized, validly existing and in good standing under the laws of the state or jurisdiction of its organization or, in relation to each English Loan Party, a private limited company incorporated in England and Wales, (ii) has all requisite power and authority to conduct its business as now conducted and as presently contemplated and, in the case of the Borrower, to make the borrowings hereunder, and to execute and deliver each Loan Document to which it is a party, and to consummate the Transactions contemplated hereby and thereby, and (iii) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except (solely for the purposes of this subclause (iii)) where the failure to be so qualified and in good standing, would not reasonably be expected to have a Material Adverse Effect.

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(b) Authorization, Etc. The execution, delivery and performance by each Loan Party of each Loan Document to which it is or will be a party, (i) have been duly authorized by all necessary organizational action, (ii) do not and will not contravene (A) any of its Governing Documents, (B) any applicable Requirement of Law or (C) any Contractual Obligation binding on or otherwise affecting it or any of its properties, (iii) do not and will not result in or require the creation of any Lien (other than pursuant to any Loan Document) upon or with respect to any of its properties, and (iv) do not and will not result in any default, noncompliance, suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to its operations or any of its properties; except, in the case of clauses (ii)(B), (ii)(C) and (iv), to the extent whether such contravention, default, noncompliance, suspension, revocation, impairment, forfeiture or nonrenewal would not reasonably be expected to have a Material Adverse Effect.

(c) Governmental Approvals. No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required in connection with the due execution, delivery and performance by any Loan Party of any Loan Document to which it is or will be a party other than those that have been obtained or will be obtained and/or made and filings and recordings with respect to Collateral to be made, or otherwise delivered to the Collateral Agent for filing or recordation, on or contemporaneous with the Effective Date or on such other dates required by the Loan Documents and any authorization, approval or other action, notice or filing, the failure to obtain or make which would not reasonably be expected to have a Material Adverse Effect.

(d) Enforceability of Loan Documents. This Agreement is, and each other Loan Document to which any Loan Party is or will be a party, when delivered hereunder, will be, a legal, valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(e) Capitalization. On the Effective Date, after giving effect to the Transactions, the authorized Equity Interests of each Subsidiary of the Parent and the issued and outstanding Equity Interests of each such Subsidiary are as set forth on Schedule 6.01(e). All of the issued and outstanding shares of Equity Interests of the Parent and each of its Subsidiaries have been validly issued and are fully paid and nonassessable, and the holders thereof are not entitled to any preemptive, first refusal or other similar rights. All Equity Interests of such Subsidiaries of the Parent are owned by the Parent, directly or indirectly, free and clear of all Liens (other than Permitted Liens). As of the Effective Date, except as described on Schedule 6.01(e), there are no outstanding debt or equity securities of the Parent or any of its Subsidiaries and no outstanding obligations of the Parent or any of its Subsidiaries convertible into or exchangeable for, or warrants, options or other rights for the purchase or acquisition from the Parent or any of its Subsidiaries, or other obligations of the Parent or any of its Subsidiaries to issue, directly or indirectly, any shares of Equity Interests of the Parent or any of its Subsidiaries.

(f) Litigation. Except as set forth in Schedule 6.01(f), there is no pending or, to the knowledge of any Loan Party, threatened in writing action, suit or legal proceeding against any Loan Party or any of its properties before any court or other Governmental Authority or any arbitrator that (i) could reasonably be expected to have a Material Adverse Effect or (ii) relates to this Agreement or any other Loan Document or any transaction contemplated hereby or thereby.

(g) Financial Statements.

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(i) The Financial Statements, copies of which have been delivered to each Agent and each Lender, fairly present in all material respects the consolidated financial condition of the Parent and its Subsidiaries as at the respective dates thereof and the consolidated results of operations of the Parent and its Subsidiaries for the fiscal periods ended on such respective dates, all prepared in accordance with GAAP (except as noted therein and subject, in the case of unaudited financial statements, to the absence of footnotes and year-end audit adjustments). All material indebtedness and other liabilities (including, without limitation, Indebtedness, liabilities for Taxes, long-term leases and other unusual forward or long-term commitments), direct or contingent, of the Parent and its Subsidiaries are set forth in the Financial Statements to the extent required to be reflected in such Financial Statements in accordance with GAAP. With respect to Parent, Holdings and its Subsidiaries, since December 31, 2022, no event or development has occurred that has had or could reasonably be expected to have a Material Adverse Effect and, with respect to Target and its Subsidiaries, since March 31, 2023, no event or development has occurred that has had or could reasonably be expected to have a Material Adverse Effect.

(ii) The Parent has furnished to each Agent and each Lender (A) projected monthly balance sheets, income statements and statements of cash flows of the Parent and its Subsidiaries for the period from January 1, 2024 through January 31, 2025, and (B) projected annual balance sheets, income statements and statements of cash flows of the Parent and its Subsidiaries for the Fiscal Years ending 2024 through 2028, which projected financial statements shall be updated from time to time pursuant to Section 7.01(a)(vii).

(h) Compliance with Law, Etc. No Loan Party or any of its Subsidiaries is in violation of (i) any of its Governing Documents, (ii) any Requirement of Law, or (iii) any term of any Material Contract binding on it or any of its properties, and no event of default has occurred and is continuing thereunder, to which it is a party, in each case of clauses (ii) and (iii), that would reasonably be expected to have a Material Adverse Effect.

(i) ERISA. Except as would not reasonably be expected to result in a Material Adverse Effect, no ERISA Event has occurred nor is reasonably expected to occur with respect to any Employee Plan or Multiemployer Plan.

(j) Taxes, Etc. (i) All income and other material Tax returns and other reports required by applicable Requirements of Law to be filed by any Loan Party have been timely filed and (ii) all income and other material Taxes imposed upon any Loan Party or any property of any Loan Party which have become due and payable on or prior to the date hereof have been paid, except (A) unpaid Taxes in an aggregate amount at any one time not in excess of $250,000 (or its equivalent in other currencies), and (B) Taxes contested in good faith by proper proceedings which stay the imposition of any Lien resulting from the non-payment thereof and with respect to which adequate reserves have been set aside for the payment thereof on the Financial Statements in accordance with GAAP.

(k) Regulations T, U and X. No Loan Party is or will be engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation T, U or X), and no proceeds of any Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock or for any purpose that violates, or is inconsistent with, the provisions of Regulation T, U and X.

(l) Nature of Business.

(i) No Loan Party is engaged in any business other than as set forth on Schedule 6.01(l) hereto and business activities reasonably related, substantially similar, ancillary or incidental thereto.

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(ii) The Parent does not have any material liabilities (other than liabilities arising or permitted under the Loan Documents), own any material assets (other than the Equity Interests of its Subsidiaries) or engage in any operations (other than to the extent required for compliance with the Loan Documents and except as expressly permitted by the Loan Documents).

(m) Adverse Agreements, Etc. No Loan Party or any of its Subsidiaries is a party to any Contractual Obligation or subject to any restriction or limitation in any Governing Document or any judgment, order, regulation, ruling or other requirement of a court or other Governmental Authority, which (either individually or in the aggregate) has, or in the future could reasonably be expected (either individually or in the aggregate) to have, a Material Adverse Effect.

(n) Permits, Etc. Each Loan Party has, and is in compliance with, all permits, licenses, authorizations and approvals, entitlements and accreditations, required under a Requirement of Law for such Person lawfully to own, lease, manage or operate, or to acquire, each business and Facility currently owned, leased, managed or operated, or to be acquired, by such Person, except to the extent the failure to have or be in compliance therewith could not reasonably be expected to have a Material Adverse Effect. No condition exists or event has occurred which, in itself or with the giving of notice or lapse of time or both, would result in the suspension, revocation, impairment, forfeiture or non-renewal of any such material permit, license, authorization, approval, entitlement or accreditation and no written claim has been received by any Loan Party that any thereof is not in full force and effect, except to the extent such suspension, revocation, impairment, forfeiture or non-renewal would not reasonably be expected to result in a Material Adverse Effect.

(o) Properties. Each Loan Party has good and marketable title to, valid leasehold interests in, or valid licenses to use, all property and assets material to its business, free and clear of all Liens, except Permitted Liens. To each Loan Party’s knowledge, all such property and assets are in good working order and condition, ordinary wear and tear and casualty (to the extent fully covered by insurance subject to a deductible) excepted.

(p) Employee and Labor Matters. Except as set forth on Schedule 6.01(p), (i) each Loan Party and its Subsidiaries is in compliance with all Requirements of Law pertaining to employment and employment practices, terms and conditions of employment, wages and hours, except for such noncompliance as would not reasonably be expected to have a Material Adverse Effect, (ii) no Loan Party or any Subsidiary is party to any collective bargaining agreement with any labor union with respect to, nor has any labor union been certified by the National Labor Relations Board as the representative of, the employees of any Loan Party or Subsidiary, (iii) as of the date hereof, there is no unfair labor practice complaint pending against any Loan Party or any Subsidiary before the National Labor Relations Board and no grievance or arbitration proceeding pending against any Loan Party or any Subsidiary before any arbitrator which arises out of or under any collective bargaining agreement to which such Loan Party or Subsidiary is a party, (iv) as of the date hereof, there is no labor strike, work stoppage, slowdown, lockout, or other similar material labor dispute pending or threatened against any Loan Party or any Subsidiary that would reasonably be expected to have a Material Adverse Effect, and (v) to the knowledge of each Loan Party, as of the date of this Agreement, no labor organization or group of employees has made a pending demand for recognition or certification with the National Labor Relations Board. No Loan Party or Subsidiary has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar Requirement of Law, which remains unpaid or unsatisfied as of the date of this Agreement.

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(q) Environmental Matters. Except as set forth on Schedule 6.01(q) hereto, (i) no Loan Party or any of its Subsidiaries is in violation of any Environmental Law, (ii) each Loan Party and each of its Subsidiaries has, and is in compliance with, all Environmental Permits for its respective operations and businesses; (iii) there has been no Release or threatened Release of Hazardous Materials by any Loan Party or, to the Knowledge of any Loan Party, by any other Person on, in, at, under or from any properties currently or formerly owned, leased or operated by any Loan Party, its Subsidiaries or a respective predecessor in interest or at any disposal or treatment facility which received Hazardous Materials generated by any Loan Party, its Subsidiaries or any respective predecessor in interest, which in any case of the foregoing could reasonably be expected to result in any liability to any Loan Party or any Secured Party pursuant to Environmental Laws; (iv) there are no pending or, to the knowledge of the Loan Parties, threatened Environmental Claims against, or Environmental Liability of, any Loan Party, its Subsidiaries or any respective predecessor in interest; and (v) neither any Loan Party nor any of its Subsidiaries is performing or responsible for any Remedial Action. The Loan Parties have made available to the Collateral Agent and Lenders true and complete copies of all material environmental reports, audits and investigations in the possession or control of any Loan Party or any of its Subsidiaries with respect to the operations and business of the Loan Parties and its Subsidiaries, in each case of clauses (i), (ii), (iii), (iv) and (v), except as could not reasonably be expected to have a Material Adverse Effect.

(r) Insurance. Each Loan Party maintains insurance as required by Section 7.01(h).

(s) Use of Proceeds. The proceeds of the Loans shall be used to (a) pay a portion of the Purchase Price pursuant to the Effective Date Acquisition Documents, (b) refinance the Existing Credit Facility, (c) pay the purchase price of the Equity Interests repurchased pursuant to the Turtle Beach Stock Repurchase, (d) pay fees and expenses in connection with the Transactions and the Turtle Beach Stock Repurchase and (e) fund working capital and for general corporate purposes of the Parent and its Subsidiaries.

(t) Solvency. After giving effect to the Transactions and before and after giving effect to the Loan, the Loan Parties, on a consolidated basis are, Solvent. No transfer of property is being made by any Loan Party and no obligation is being incurred by any Loan Party in connection with the Transactions with the intent to hinder, delay, or defraud either present or future creditors of such Loan Party.

(u) Intellectual Property. Except as set forth on Schedule 6.01(u), each Loan Party owns or licenses or otherwise has the right to use all Intellectual Property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other Person with respect thereto, except for such infringements and conflicts which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Set forth on Schedule 6.01(u) is a complete and accurate list as of the Effective Date of (i) each item of Registered Intellectual Property owned by each Loan Party, and (ii) each material Intellectual Property Contract to which each Loan Party is bound.

(v) Material Contracts. Set forth on Schedule 6.01(v) is a complete and accurate list as of the Effective Date of all Material Contracts of each Loan Party, showing the parties and subject matter thereof and amendments and modifications thereto. Each such Material Contract (i) is in full force and effect and is binding upon and enforceable against each Loan Party that is a party thereto and, to the knowledge of such Loan Party, all other parties thereto in accordance with its terms, except as enforcement may be limited by applicable Debtor Relief Laws and by general principles of equity and (ii) is not in default due to the action of any Loan Party or, to the knowledge of any Loan Party, any other party thereto.

(w) Investment Company Act. None of the Loan Parties is (i) an “investment company” or an “affiliated person” or “promoter” of, or “principal underwriter” of or for, an “investment company”, as such terms are defined in the Investment Company Act of 1940, as amended, or (ii) subject to regulation under any Requirement of Law that limits in any respect its ability to incur Indebtedness or which may otherwise render all or a portion of the Obligations unenforceable.

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(x) Customers and Suppliers. As of the Effective Date, there exists no actual or threatened in writing termination, cancellation or material limitation of, or material adverse modification to or material adverse change in, the business relationship between (i) any Loan Party, on the one hand, and any material customer, on the other hand or (ii) any Loan Party, on the one hand, and any material supplier, on the other hand in each case as could reasonably be expected to result in a Material Adverse Effect.

(y) Consummation of Acquisition. The Parent has delivered to the Agents complete and correct copies of the Acquisition Documents, including all schedules and exhibits thereto. The Acquisition Documents set forth the entire agreement and understanding of the parties thereto relating to the subject matter thereof, and there are no other agreements, arrangements or understandings, written or oral, relating to the matters covered thereby. The execution, delivery and performance of the Acquisition Documents has been duly authorized by all necessary action (including, without limitation, the obtaining of any consent of stockholders or other holders of Equity Interests required by law or by any applicable corporate or other organizational documents and all consents required pursuant to any Material Contract required under the Acquisition Documents) on the part of each such Person. No authorization or approval or other action by, and no notice to filing with or license from, any Governmental Authority is required for such sale other than such as have been obtained on or prior to the Effective Date. Each Acquisition Document is the legal, valid and binding obligation of the Loan Parties and, to the knowledge of the Loan Parties, the other parties thereto, enforceable against such parties in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(z) Sanctions; Anti-Corruption and Anti-Money Laundering Laws. None of any Loan Party, any Subsidiary thereof, any of their respective directors, officers, or employees, shareholders or owners, nor, to the knowledge of any Loan Party, any of their respective agents or Affiliates, (i) is a Sanctioned Person or currently the subject or target of any Sanctions, (ii) has assets located in a Sanctioned Country, (iii) conducts any business with or for the benefit of any Sanctioned Person, (iv) directly or indirectly derives revenues from investments in, or transactions with, Sanctioned Persons, (v) is a “Foreign Shell Bank” within the meaning of the USA PATRIOT Act, i.e., a foreign bank that does not have a physical presence in any country and that is not affiliated with a bank that has a physical presence and an acceptable level of regulation and supervision, or (vi) is a Person that resides in or is organized under the laws of a jurisdiction designated by the United States Secretary of the Treasury under Section 311 or 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns. Each Loan Party and its Subsidiaries has implemented and maintains in effect policies and procedures designed to reasonably ensure compliance by each Loan Party and its Subsidiaries and their respective directors, officers, employees, agents and Affiliates with all Anti-Corruption Laws and Anti-Money Laundering Laws. Each Loan Party and each Subsidiary is in compliance with all Sanctions, Anti-Money Laundering Laws and Anti-Corruption Laws. Each Loan Party and each Affiliate, officer, employee or director acting on behalf of any Loan Party is (and is taking no action that would result in any such Person not being) in compliance with (A) all Sanctions and (B) all applicable provisions of the USA PATRIOT Act. In addition, no Loan Party or any Subsidiary is engaged in any kind of activities or business of or with any Person or in any Sanctioned Country.

(aa) Anti-Bribery and Corruption.

(i) Neither any Loan Party nor any Subsidiary thereof, nor, to the knowledge of any Loan Party, any director, officer, employee, or any other Person acting on behalf of any Loan Party, has offered, promised, paid, given or authorized the payment or giving of any money or other thing of value, directly or indirectly, to or for the benefit of any Person, including without limitation, any employee, official or other Person acting on behalf of any Governmental Authority, or otherwise engaged in any activity that may violate any Anti-Corruption Law.

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(ii) Neither any Loan Party nor any Subsidiary thereof, nor, to the knowledge of any Loan Party, any director, officer, employee, or any other Person acting on behalf of any Loan Party, has engaged in any activity that would breach any Anti-Corruption Laws.

(iii) To each Loan Party’s knowledge and belief, there is no pending or, to the knowledge of any Loan Party, threatened action, suit, proceeding or investigation before any court or other Governmental Authority against any Loan Party or any Subsidiary thereof or any of their directors, officers, employees or other Person acting on its behalf that relates to a violation of any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions.

(iv) The Loan Parties will not directly or indirectly use, lend or contribute the proceeds of the Loans for any purpose that would breach the Anti-Corruption Laws.

(bb) [Reserved].

(cc) Full Disclosure.

(i) Each Loan Party has disclosed to the Agents all agreements, instruments and corporate or other restrictions to which it is subject, and all other matters known to it (to the Loan Parties’ best knowledge with respect to matters occurring or existing prior to the Effective Date with respect to the Target and its subsidiaries and with respect to information provided by any Person that is not an Affiliate of the Loan Parties), that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of the reports, financial statements, certificates or other information furnished in writing with respect to the Loan Parties and their Subsidiaries (excluding projections and other forward-looking information, budgets, forecasts, estimates and other pro forma information, information and reports prepared by third-party advisors, information with respect to third-parties and information of a general economic or industry specific nature) by or on behalf of any Loan Party to the Agents in connection with the negotiation of this Agreement or delivered hereunder (as modified or supplemented by other information so furnished and considered as a whole) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which such statements were made, not materially misleading, taken as a whole; provided that, the representation and warranty in this Section 6.01(cc) is only made to the knowledge of the Loan Parties with respect to any information referred to above that is or was provided by any Person that is not an Affiliate of the Loan Parties; provided further that, with respect to projected financial information, each Loan Party represents only as provided in Section 6.01(g)(ii).

(ii) The Projections have been prepared on a reasonable basis and in good faith based on assumptions, estimates, methods and tests that are believed by the Loan Parties to be reasonable at the time such Projections were prepared and information believed by the Loan Parties to have been accurate based upon the information available to the Loan Parties at the time such Projections were furnished to the Lenders, and Parent is not aware of any facts or information that would lead it to believe that such Projections are incorrect or misleading in any material respect; it being understood that (A) Projections are by their nature subject to significant uncertainties and contingencies, many of which are beyond the Loan Parties’ control, (B) actual results may differ materially from the Projections and such variations may be material and (C) the Projections are not a guarantee of performance.

(dd) Pensions. None of the Loan Parties nor any of their Subsidiaries is or has at any time been an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993) and neither it nor any of its Subsidiaries is or has at any time been “connected” with or an “associate” of (as those terms are used in sections 38 and 43 of the Pensions Act 2004) such an employer.

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ARTICLE VII

COVENANTS OF THE LOAN PARTIES AND OTHER COLLATERAL MATTERS

Section 7.01 Affirmative Covenants. So long as any principal of or interest on any Loan or any other Obligation (whether or not due) shall remain unpaid (other than Contingent Loan Obligations) or any Lender shall have any Commitment hereunder, each Loan Party will, unless the Required Lenders shall otherwise consent in writing:

(a) Reporting Requirements. Furnish to each Agent and each Lender:

(i) as soon as available, and in any event within thirty (30) days after the end of each fiscal month of the Parent and its Subsidiaries commencing with the first fiscal month of the Parent and its Subsidiaries ending after the Effective Date, (x) internally prepared consolidated balance sheets, income statements and statements of cash flows as at the end of such fiscal month, in form and detail consistent with the internally prepared consolidated balance sheets, income statements and statements of cash flows delivered to the Administrative Agent prior to the Effective Date and (y) a report of key performance indicators by category utilized by management during such fiscal month for the business of the Parent and its Subsidiaries, which, in any case, shall be in a form consistent with such report delivered to the Administrative Agent prior to the Effective Date;

(ii) (x) as soon as available and in any event within forty-five (45) days after the end of the first three fiscal quarters of each Fiscal Year of the Parent and its Subsidiaries commencing with the first fiscal quarter of the Parent and its Subsidiaries ending after the Effective Date, consolidated balance sheets, statements of operations and retained earnings and statements of cash flows of the Parent and its Subsidiaries as at the end of such quarter, and for the period commencing at the end of the immediately preceding Fiscal Year and ending with the end of such quarter, setting forth in each case in comparative form the figures for the corresponding date or period set forth in (A) the financial statements for the immediately preceding Fiscal Year and (B) the Projections, all in reasonable detail and certified by an Authorized Officer of the Parent as fairly presenting, in all material respects, the financial position of the Parent and its Subsidiaries as of the end of such quarter and the results of operations and cash flows of the Parent and its Subsidiaries for such quarter and for such year-to-date period, in accordance with GAAP applied in a manner consistent with that of the most recent audited financial statements of the Parent and its Subsidiaries furnished to the Agents and the Lenders, subject to the absence of footnotes and normal year-end adjustments and (y) as soon as available, and in any event within forty-five (45) days after the end of the fourth fiscal quarter of each Fiscal Year of the Parent and its Subsidiaries, internally prepared consolidated balance sheets, income statements and statements of cash flows as at the end of such fiscal quarter, in form and detail consistent with the internally prepared consolidated balance sheets, income statements and statements of cash flows delivered to the Administrative Agent prior to the Effective Date;

(iii) as soon as available, and in any event within ninety (90) days after the end of each Fiscal Year of the Parent and its Subsidiaries, audited consolidated balance sheets, statements of operations and retained earnings and statements of cash flows of the Parent and its Subsidiaries as at the end of such Fiscal Year, setting forth in each case in comparative form the figures for the corresponding date or period set forth in (A) the financial statements for the immediately preceding Fiscal Year, and (B) the Projections, all in reasonable detail and prepared in accordance with GAAP, and accompanied by a report and an opinion, prepared in accordance with generally accepted auditing standards, of Ernst & Young LLP, BDO USA, P.C. or another firm of independent certified public accountants of recognized standing selected by the Parent and satisfactory to the Agents (which report and opinion shall not include (1) any qualification, exception or explanatory paragraph expressing substantial doubt about the ability of the Parent or any of its Subsidiaries to continue as a going concern or any qualification or exception as to the

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scope of such audit (except a “going concern” qualification or exception as a result of an impending maturity of any Indebtedness of the Loan Parties, or due to an impending or prospective breach of, or an inability to demonstrate prospective pro forma compliance with, the provisions of Section 7.03), or (2) any qualification which relates to the treatment or classification of any item and which, as a condition to the removal of such qualification, would require an adjustment to such item, the effect of which would be to cause any noncompliance with the provisions of Section 7.03;

(iv) simultaneously with the delivery of the financial statements of the Parent and its Subsidiaries required by clauses (ii) and (iii) of this Section 7.01(a), a Compliance Certificate:

(A) stating that an Authorized Officer of Parent or the Borrower has reviewed the provisions of this Agreement and the other Loan Documents and has made or caused to be made under his or her supervision a review of the condition and operations of the Parent and its Subsidiaries during the period covered by such financial statements with a view to determining whether the Parent and its Subsidiaries were in compliance with all of the provisions of this Agreement and such Loan Documents at the times such compliance is required hereby and thereby, and that such review has not disclosed, and such Authorized Officer has no knowledge of, the occurrence and continuance during such period of an Event of Default or Default or, if an Event of Default or Default had occurred and continued or is continuing, describing the nature and period of existence thereof and the action which the Parent and its Subsidiaries propose to take or have taken with respect thereto,

(B) (1) attaching a schedule showing the calculation of the financial covenants specified in Section 7.03 and the calculation of the Total Net Leverage Ratio for the applicable period for purposes of determining the Applicable Margin in accordance with the terms of the definition thereof and (2) including a discussion and analysis of the financial condition and results of operations of the Parent and its Subsidiaries for the portion of the Fiscal Year then elapsed and discussing the reasons for any significant variations from the Projections for such period and the figures for the corresponding period in the previous Fiscal Year, and

(C) in the case of the delivery of the financial statements of the Parent and its Subsidiaries required by clause (iii) of this Section 7.01(a), attaching (1) a summary of all material insurance coverage maintained as of the date thereof by any Loan Party or any of its Subsidiaries and evidence that such insurance coverage meets the requirements set forth in Section 7.01 and the Security Agreement, together with such other related documents and information as the Administrative Agent may reasonably require, (2) the calculation of the Excess Cash Flow in accordance with the terms of Section 2.05(c)(i) and (3) confirmation that there have been no changes to the information contained in each of the Perfection Certificates delivered on the Effective Date or the date of the most recently updated Perfection Certificate delivered pursuant to this clause (iv) and/or attaching an updated Perfection Certificate identifying any such changes to the information contained therein;

(v) [reserved];

(vi) [reserved];

(vii) as soon as available and in any event not later than seventy-five (75) days after to the end of each Fiscal Year, a certificate of an Authorized Officer of the Parent (A) attaching Projections for the Parent and its Subsidiaries, supplementing and superseding the Projections previously required to be delivered pursuant to this Agreement, prepared on a monthly basis and otherwise in a form reasonably satisfactory to the Agents, for the immediately succeeding Fiscal Year for the Parent and its Subsidiaries and (B) certifying that the representations and warranties set forth in Section 6.01(bb)(ii) are true and correct with respect to the Projections;

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(viii) promptly after submission to any Governmental Authority, all documents and information furnished to such Governmental Authority in connection with any material investigation of any Loan Party other than routine inquiries by such Governmental Authority;

(ix) as soon as possible, and in any event within three (3) Business Days after an Authorized Officer’s knowledge of an Event of Default or Default or the occurrence of any event or development that could reasonably be expected to have a Material Adverse Effect, the written statement of an Authorized Officer of the Borrower setting forth the details of such Event of Default or Default or other event or development having a Material Adverse Effect and the action which the affected Loan Party proposes to take with respect thereto;

(x) as soon as possible and in any event: (A) at least ten (10) days prior to any event or development that could reasonably be expected to result in or constitute an ERISA Event, and, to the extent not reasonably expected, within five (5) days after the occurrence of any ERISA Event, in either case, to the extent that such ERISA would reasonably be expected to result in a Material Adverse Effect, notice of such ERISA Event (in reasonable detail) and (B) within ten (10) days after any Loan Party sends notice of a plant closing or mass layoff (as defined in WARN) to employees, copies of each such notice sent by such Loan Party;

(xi) promptly after the commencement thereof but in any event not later than five (5) Business Days after service of process with respect thereto on, or the obtaining of knowledge thereof by, any Loan Party, notice of each action, suit or proceeding before any court or other Governmental Authority or other regulatory body or any arbitrator, which would reasonably be expected to have a Material Adverse Effect;

(xii) as soon as possible and in any event within five (5) Business Days after execution, receipt or delivery thereof, copies of any material notices that any Loan Party executes or receives in connection with any Material Contract or any Acquisition Document;

(xiii) [reserved];

(xiv) [reserved];

(xv) as soon as possible and no later than five (5) Business Days after (A) the sending or filing thereof, copies of all material statements, reports and other information any Loan Party sends to any holders of its Material Indebtedness or its securities, (B) the receipt thereof, a copy of any material notice received from any holder of its Material Indebtedness and (C) material amendments to the material documentation for any Material Indebtedness entered into between the Loan Parties and the holders of any Material Indebtedness (including the ABL Agent), in each case, other than any such amendment, agreement, notice, statement, report, or other information that is filed with the SEC;

(xvi) promptly upon receipt thereof, copies of all financial reports (including, without limitation, management letters), if any, submitted to any Loan Party by its auditors in connection with any annual or interim audit of the books thereof;

(xvii) promptly after the execution thereof or receipt thereof by any Loan Party, copies of any material notices, amendments, waiver, consents, forbearances and notices of default or termination delivered or received with respect to any Permitted ABL Facility, in each case other than any such notice, amendment, waiver, consent, forbearance or notice of default or termination that is filed with the SEC;

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(xviii) copies of any material statement or material report (including any borrowing base certificates) furnished by any Loan Party to any other party pursuant to the terms of any Permitted ABL Facility and not otherwise required to be furnished to the Agent pursuant to this Agreement (in each case, except as any such material statement or material report is filed with the SEC);

(xix) simultaneously with the delivery of the financial statements of the Parent and its Subsidiaries required by clauses (i), (ii) and (iii) of this Section 7.01(a), if, as a result of any change in accounting principles and policies from those used in the preparation of the Financial Statements that is permitted by Section 7.02(q), the consolidated financial statements of the Parent and its Subsidiaries delivered pursuant to clauses (i), (ii) and (iii) of this Section 7.01(a) will differ from the consolidated financial statements that would have been delivered pursuant to such subsection had no such change in accounting principles and policies been made, then, together with the first delivery of such financial statements after such change, one or more statements of reconciliation for all such prior financial statements in a form reasonably satisfactory to the Agents;

(xx) on the Wednesday of each week, a calculation of the Liquidity of the Parent and its Subsidiaries as of the last day of the immediately prior week, and if the Liquidity of the Parent and its Subsidiaries is less than $14,000,000 for three or more days during any week, then commencing on Wednesday of the following week and for every week thereafter until the Liquidity of the Parent and its Subsidiaries for each day in the prior week is greater than $14,000,000, a 13-week cash flow forecast of the Parent and its Subsidiaries in form reasonably satisfactory to the Agents (the “13-Week Cash Flow”); provided, that a comparison of Liquidity against the 13-Week Cash Flow shall be included; and

(xxi) promptly upon request, such other information concerning the condition or operations, financial or otherwise, of any Loan Party (including, without limitation, any Environmental, Social, and Corporate Governance information) as any Agent may from time to time may reasonably request.

Notwithstanding the foregoing, the obligations in Sections 7.01 may be satisfied with respect to financial information of Parent and its Subsidiaries or any material event by filing Parent’s Form 10-K, 10-Q or 8-K, as applicable, with the SEC.

(b) Additional Borrowers, Guarantors and Collateral Security. Subject to any applicable limitations, exceptions or exclusions set forth in this Agreement, any Security Document or any other Loan Document, cause:

(i) each Subsidiary of any Loan Party not in existence on the Effective Date (other than an Excluded Subsidiary) to execute and deliver to the Collateral Agent promptly and in any event, in the case of clauses (A), (B) and (D), within thirty (30) days (or such longer period reasonably agreed by the Collateral Agent) after the formation, acquisition or change in status thereof, and in the case of clause (C), within forty-five (45) days (or such longer period reasonably agreed by the Collateral Agent) after the formation, acquisition or change in status thereof, (A) a Joinder Agreement, pursuant to which such Subsidiary shall be made a party to this Agreement as a Borrower or a Guarantor, as applicable, (B) a supplement to the applicable Security Agreement, together, as applicable, with (1) to the extent certificated, certificates evidencing all of the Equity Interests of any Person owned by such Subsidiary required to be pledged under the terms of the Security Agreement, (2) undated stock powers or other appropriate instruments of assignment for such Equity Interests executed in blank with signature guaranteed, and (3) such opinions of counsel (limited to one (1) per jurisdiction) as the Collateral Agent may reasonably request, (C) to the extent required under the terms of this Agreement, one or more Mortgages creating on any fee-owned real property of such Subsidiary having a value in excess of $750,000 (or its equivalent in other

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currencies) a perfected, first priority Lien on such real property (subject to Permitted Liens) and such other Real Property Deliverables as may be reasonably required by the Collateral Agent unless the Collateral Agent determines (in its reasonable discretion), upon completion of the Collateral Agent’s due diligence, that the costs to the Loan Parties of perfecting such security interest are unreasonably excessive in relation to the benefits to the Agents and the Lenders afforded thereby, and (D) such other agreements, instruments, approvals or other documents reasonably requested by the Collateral Agent in order to create, perfect, establish the first priority (subject to Permitted Liens) of or otherwise protect any Lien purported to be covered by any such Security Document or otherwise to effect the intent that such Subsidiary shall become bound by all of the terms, covenants and agreements contained in the Loan Documents and that all property and assets of such Subsidiary shall become Collateral for the Obligations other than exclusions expressly set forth in the Security Documents; and

(ii) each Loan Party that is an owner of the Equity Interests of any such Subsidiary formed or acquired after the Effective Date that is required to be pledged under the terms of the Security Agreement to execute and deliver promptly and in any event within thirty (30) days (or such longer period reasonably agreed by the Collateral Agent) after the formation or acquisition of such Subsidiary a Pledge Amendment (as defined in the Security Agreement), together, as applicable, with (A) to the extent certificated, certificates evidencing all of the Equity Interests of such Subsidiary required to be pledged under the terms of the Security Agreement, (B) undated stock powers, stock transfer forms or other appropriate instruments of assignment for such Equity Interests executed in blank with signature guaranteed, (C) such opinions of counsel as the Collateral Agent may reasonably request and (D) such other agreements, instruments, approvals or other documents requested by the Collateral Agent.

Notwithstanding the foregoing clauses (i) and (ii) of this Section 7.01(b), (A) no Excluded Subsidiary shall be required to become a Guarantor hereunder (and, as such, shall not be required to deliver the documents required by clause (i) above) and (B) no Subsidiary shall be required to guarantee or pledge its assets for any Obligations of a Loan Party if such guarantee or pledge reasonably be expected to cause material adverse tax consequences to the Borrower or an Affiliate thereof as reasonably determined by the Borrower and the Collateral Agent.

(c) Compliance with Laws; Payment of Taxes.

(i) Comply, and cause each of its Subsidiaries to comply, in each case in all material respects, with all Requirements of Law applicable to it or any of its property or assets (excluding Environmental Laws which are the subject of Section 7.01(j) below), judgments and awards (including any settlement of any claim that, if breached, could give rise to any of the foregoing), in each case, except to the extent that such non-compliance would not reasonably be expected to result in a Material Adverse Effect or where such judgment or award is being challenged in good faith.

(ii) Pay, and cause each of its Subsidiaries to pay, before the same become delinquent, all income and other material Taxes imposed upon any Loan Party or any of its Subsidiaries or any property of such Loan Party or any of its Subsidiaries, except (i) unpaid Taxes in an aggregate amount at any one time not to exceed $750,000 (or its equivalent in other currencies), and (ii) Taxes contested in good faith by proper proceedings which stay the imposition of any Lien resulting from the non-payment thereof and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP.

(d) Preservation of Existence, Etc. Except as expressly permitted by Section 7.02(c), maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except to the extent that the failure to be so qualified could not reasonably be expected to have a Material Adverse Effect.

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(e) Keeping of Records and Books of Account. Keep, and cause each of its Subsidiaries to keep, adequate records and books of account, with complete entries made to permit the preparation of financial statements required to be delivered under Section 7.01(a) in accordance with GAAP (to the extent required by the terms thereof).

(f) Inspection Rights. Subject to the limitations set forth in Section 2.06(b), permit, and cause each of its Subsidiaries to permit, the agents and representatives of any Agent, at any time and from time to time, at the expense of the Borrower, and in the absence of an Event of Default, upon the reasonable advance notice and during normal business hours, to examine and make copies of and abstracts from its records and books of account, to visit and inspect its properties, to verify materials, leases, notes, accounts receivable, deposit accounts and its other assets, to conduct audits, physical counts, valuations, appraisals or examinations and to discuss its affairs, finances and accounts with any of its directors, officers or independent accountants. In furtherance of the foregoing, subject to the limitations set forth in Section 2.06(b) (including, in the absence of an Event of Default, the rights entitling the Authorized Officers of the Loan Parties to be present), each Loan Party hereby authorizes its independent accountants, and the independent accountants of each of its Subsidiaries, to discuss the affairs, finances and accounts of such Person (independently or together with representatives of such Person) with the agents and representatives of any Agent in accordance with this Section 7.01(f).

(g) Maintenance of Properties, Etc. Maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear and casualty excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture, in each case, thereof or thereunder, except to the extent the failure to so maintain and preserve or so comply could not reasonably be expected to have a Material Adverse Effect.

(h) Maintenance of Insurance. Maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent, worker’s compensation and business interruption insurance) with respect to the Collateral and its other properties (including all real property leased or owned by it) and business, in such amounts and covering such risks as is (i) as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated and located, (ii) required by any Requirement of Law, (iii) required by any Material Contract and (iv) in any event in amount adequacy and scope reasonably satisfactory to the Collateral Agent. All policies covering the Collateral (other than business interruption insurance) are to be made payable to the Collateral Agent for the benefit of the Agents and the Lenders, as their interests may appear, in case of loss, under a standard non contributory “lender” or “secured party” clause and are to contain such other provisions as the Collateral Agent may reasonably require to fully protect the Lenders’ interest in the Collateral and to any payments to be made under such policies. Subject to Section 5.02, all certificates of insurance (other than with respect to business interruption insurance) are to be delivered to the Collateral Agent and the policies are to be premium prepaid, with the loss payable and additional insured endorsement in favor of the Collateral Agent for the benefit of the Secured Parties, as their respective interests may appear, and such other Persons as the Collateral Agent may designate from time to time, and shall provide for not less than 30 days’ (10 days’ in the case of non-payment) prior written notice to the Collateral Agent of the exercise of any right of cancellation. If, ten (10) Business Days after receiving written notice by any Agent that any Loan Party or any of its Subsidiaries has failed to maintain such insurance, such Loan Party has not obtained such insurance, the Collateral Agent may arrange for such insurance, but at the Borrower’s expense and without

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any responsibility on the Collateral Agent’s part for obtaining the insurance, the solvency of the insurance companies, the adequacy of the coverage, or the collection of claims. Upon the occurrence and during the continuance of an Event of Default, the Collateral Agent shall have the sole right, in the name of the Lenders, any Loan Party and its Subsidiaries, to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

(i) Obtaining of Permits, Etc. Obtain, maintain and preserve, and cause each of its Subsidiaries to obtain, maintain and preserve, and take all necessary action to timely renew, all permits, licenses, authorizations, approvals, entitlements and accreditations that are necessary or useful in the proper conduct of its business, in each case, except to the extent the failure to obtain, maintain, preserve or take such action could not reasonably be expected to have a Material Adverse Effect.

(j) Environmental.

(i) Keep the Collateral free of any Environmental Lien;

(ii) Obtain, maintain and preserve, and cause each of its Subsidiaries to obtain, maintain and preserve, and take all necessary action to timely renew, all Environmental Permits that are necessary or useful in the proper conduct of its business, and comply, and cause each of its Subsidiaries to comply, with all Environmental Laws and Environmental Permits, except where the failure to have or comply with could not reasonably be expected to have a Material Adverse Effect;

(iii) Take all commercially reasonable steps to prevent any Release or threatened Release of Hazardous Materials in violation of any Environmental Law or Environmental Permit at, in, on, under or from any property owned, leased or operated by any Loan Party or its Subsidiaries that could reasonably be expected to have a Material Adverse Effect;

(iv) Provide the Collateral Agent with written notice within ten (10) days of any of the following: (A) discovery of any Release of a Hazardous Material or environmental condition at, in, on, under or from any property currently or formerly owned, leased or operated by any Loan Party, Subsidiary or predecessor in interest or any violation of Environmental Law or Environmental Permit that in any case could reasonably be expected to result in any material Environmental Claim or Environmental Liability; (B) receipt of notice that an Environmental Lien has been filed against any Collateral; or (C) receipt of notice of an Environmental Claim or Environmental Liabilities, in the case of any of the foregoing that could reasonably be expected to have a Material Adverse Effect; and provide such reports, documents and information as the Collateral Agent may reasonably request from time to time with respect to any of the foregoing.

(k) Fiscal Year. Cause the Fiscal Year of the Parent and its Subsidiaries to end on December 31 of each calendar year unless the Agents consent to a change in such Fiscal Year (and appropriate related changes to this Agreement).

(l) Landlord Waivers; Collateral Access Agreements. At any time any Collateral with a book value in excess of $750,000 (or its equivalent in other currencies) (when aggregated with all other Collateral at the same location) is located on any real property of a Loan Party (whether such real property is now existing or acquired after the Effective Date) which is not owned by a Loan Party, or is stored on the premises of a bailee, warehouseman, or similar party, use its commercially reasonable efforts to obtain written subordinations or waivers or collateral access agreements, as the case may be, in form and substance reasonably satisfactory to the Collateral Agent, with respect to any such location opened or acquired after the Effective Date, not later than thirty (30) days after such opening or acquisition.

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(m) After Acquired Real Property. Upon the acquisition by it or any of its Subsidiaries after the date hereof of any interest in any owned real property (wherever located) (each such interest being a “New Facility”) with a Current Value (as defined below) in excess of $750,000 (or its equivalent in other currencies), in the case of a fee interest, promptly so notify the Collateral Agent, setting forth with specificity a description of the interest acquired, the location of the real property, any structures or improvements thereon and either an appraisal or such Loan Party’s good-faith estimate of the current fair market value of such real property (for purposes of this Section, the “Current Value”). The Collateral Agent shall notify such Loan Party whether it intends to require a Mortgage (and any other Real Property Deliverables)) with respect to such New Facility. Upon receipt of such notice requesting a Mortgage (and any other Real Property Deliverables), the Person that has acquired such New Facility shall promptly, but in any event not later than sixty (60) days (or such later period as agreed to by the Collateral Agent in its reasonable discretion) after receipt of such notice, furnish the same to the Collateral Agent. The Borrower shall pay all reasonable and documented out-of-pocket fees and expenses, including, without limitation, reasonable and documented out-of-pocket attorneys’ fees and expenses, and all title insurance charges and premiums, in connection with each Loan Party’s obligations under this Section 7.01(m).

(n) Anti-Corruption Laws; Anti-Money Laundering Laws; Sanctions.

(i) Maintain, and cause each of its Subsidiaries to maintain, policies and procedures designed to promote compliance by each Loan Party, its Subsidiaries and their respective directors, officers, employees and agents with all Anti-Corruption Laws and Anti-Money Laundering Laws.

(ii) Comply, and cause each of its Subsidiaries to comply, with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions.

(iii) Neither Loan Party nor, to the knowledge of any Loan Party, any director, officer, employee or any Person acting on behalf of any Loan Party will engage in any activity that would breach any Anti-Corruption Law.

(iv) Promptly notify the Administrative Agent of any action, suit or investigations by any court or applicable Governmental Authority in relation to an alleged breach of any Anti-Corruption Law.

(v) Not directly or indirectly use, lend or contribute the proceeds of any Loan for any purpose that would breach any Anti-Corruption Law.

(vi) Each Loan Party and each Affiliate, officer, employee or director acting on behalf of the Loan Party is (and will take no action which would result in any such Person not being) in compliance with (A) all Sanctions and (B) all applicable provisions of the USA Patriot Act. In addition, none of the activities or business of any Loan Party includes any kind of activities or business of or with any Person or any Sanctioned Country.

(vii) In order to comply with the “know your customer/borrower” requirements of the Anti-Money Laundering Laws, promptly provide to the Administrative Agent upon its reasonable request from time to time (A) information relating to individuals and entities affiliated with any Loan Party that maintain a business relationship with the Administrative Agent, and (B) such identifying information and documentation as may be available for such Loan Party in order to enable the Administrative Agent or any Lender to comply with Anti-Money Laundering Laws.

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(o) Lender Meetings. Upon the request of any Agent or the Required Lenders (which request, so long as no Event of Default shall have occurred and be continuing, shall not be made more than once during each Fiscal Year), participate in a meeting with the Agents and the Lenders at the Parent’s corporate offices (or at such other location as may be agreed to by the Borrower and such Agent or the Required Lenders) at such time as may be agreed to by the Borrower and such Agent or the Required Lenders.

(p) Board Observation Rights. The Administrative Agent shall be entitled to designate one observer (the “Board Observer”) to attend any regular meeting (a “BOD Meeting”) of the Board of Directors of the Parent (or its direct or indirect ultimate parent holding company) or any of its Subsidiaries, except that the Board Observer shall not be entitled to vote on matters presented to or discussed by the Board of Directors (or any relevant committee thereof) of the Parent (or its direct or indirect ultimate parent holding company) at any such meetings. The Board Observer shall be timely notified of the time and place of any BOD Meetings (which shall be held no less than once per quarter) at the same time and in the same manner as notice is given to the other members of the Board of Directors and will be given written notice of all proposed actions to be taken by the Board of Directors of the Parent (or its direct or indirect ultimate parent holding company) at such meeting as if the Board Observer were a member thereof. The Board Observer shall have the right to receive all information provided to the members of the Board of Directors of the Parent (or its direct or indirect ultimate parent holding company) in anticipation of or at such meeting (regular or special and whether telephonic or otherwise), in addition to copies of the records of the proceedings or minutes of such meeting, when provided to the members, and the Board Observer shall keep such materials and information confidential in accordance with Section 12.19 of this Agreement. The Borrower shall reimburse the Board Observer for all reasonable and documented out-of-pocket costs and expenses incurred in connection with its participation in any such BOD Meeting. Notwithstanding any rights granted hereunder, Parent shall have the right to exclude the Board Observer from access to any material or meeting or portion thereof if (A) access to such information or attendance at such meeting or portion thereof would, in the reasonable discretion of the Board of Directors of Parent, adversely affect the attorney-client privilege held by Parent or any of its Subsidiaries, (B) the subject matter under discussion or the subject of such materials or such meeting is the Secured Parties or any other matter that is exclusively relating to or arising out of the Obligations, (C) such exclusion or denial is necessary or advisable, in the reasonable discretion of the Board of Directors, to discharge the directors’ or managers’ fiduciary duty, or (D) the Board of Directors in good faith believes that there is a legitimate business interest as a result of a conflict or potential conflict of interest with the Secured Parties to do so or such exclusion is reasonably prudent with respect to maintaining the confidential nature of the material or meeting or portion thereof; provided that such exclusion shall be limited to the portion of the material and/or meeting that is the basis for such exclusion and shall not extend to any portion of the material and/or meeting that does not involve or pertain to such exclusion (to the extent reasonably severable).

(q) Further Assurances. Take such action and execute, acknowledge and deliver, and cause each of its Subsidiaries to take such action and execute, acknowledge and deliver, at its sole cost and expense, such agreements, instruments or other documents as any Agent may reasonably require from time to time in order (i) to carry out more effectively the purposes of this Agreement and the other Loan Documents, (ii) to subject to valid and perfected first priority Liens any of the Collateral or any other property of any Loan Party, (iii) to establish and maintain the validity and effectiveness of any of the Loan Documents and the validity, perfection and priority of the Liens intended to be created thereby, and (iv) to better assure, convey, grant, transfer and confirm unto each Secured Party the rights now or hereafter intended to be granted to it under this Agreement or any other Loan Document. In furtherance of the foregoing, to the maximum extent permitted by applicable law, each Loan Party (1) authorizes each Agent to execute any such agreements, instruments or other documents in such Loan Party’s name and to file such agreements, instruments or other documents in any appropriate filing office, (2) authorizes each Agent to file any financing statement required hereunder or under any other Loan Document, and any continuation statement or amendment with respect thereto, in any appropriate filing office without the signature of such Loan Party, and (3) ratifies the filing of any financing statement, and any continuation statement or amendment with respect thereto, filed without the signature of such Loan Party prior to the date hereof.

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Section 7.02 Negative Covenants. So long as any principal of or interest on any Loan or any other Obligation (whether or not due) shall remain unpaid (other than Contingent Loan Obligations) or any Lender shall have any Commitment hereunder, each Loan Party shall not, unless the Required Lenders shall otherwise consent in writing:

(a) Liens, Etc. Create, incur, assume or suffer to exist, or permit any of its Subsidiaries to create, incur, assume or suffer to exist, any Lien upon or with respect to any of its properties, whether now owned or hereafter acquired; file or suffer to exist under the Uniform Commercial Code or any Requirement of Law of any jurisdiction, a financing statement (or the equivalent thereof) that names it or any of its Subsidiaries as debtor; sign or suffer to exist any security agreement authorizing any secured party thereunder to file such financing statement (or the equivalent thereof) other than, as to all of the above, Permitted Liens.

(b) Indebtedness. Create, incur, assume, guarantee or suffer to exist, or otherwise become or remain liable with respect to, or permit any of its Subsidiaries to create, incur, assume, guarantee or suffer to exist or otherwise become or remain liable with respect to, any Indebtedness other than Permitted Indebtedness.

(c) Fundamental Changes; Dispositions.

(i) Wind-up, liquidate or dissolve, or merge, consolidate or amalgamate with any Person, including by means of a “plan of division” under the Delaware Limited Liability Company Act or any comparable transaction under any similar law, or permit any of its Subsidiaries to do (or agree to do) any of the foregoing; provided, however, that (x) any wholly-owned Subsidiary of any Loan Party (other than the Borrower) may be merged into any Loan Party (other than the Parent), (y) any wholly-owned Subsidiary that is not a Loan Party may be merged into another wholly-owned Subsidiary of such Loan Party, so long as (A) no other provision of this Agreement would be violated thereby, (B) such Loan Party gives the Agents at least twenty (20) days’ prior written notice of such merger, consolidation or amalgamation (or such shorter period as agreed to by the Agents in their reasonable discretion) accompanied by true, correct and complete copies of all material agreements, documents and instruments relating to such merger, consolidation or amalgamation, including the certificate or certificates of merger or amalgamation to be filed with each appropriate Secretary of State (with a copy as filed promptly after available following such filing), (C) no Event of Default shall have occurred and be continuing either before or after giving effect to such transaction, (D) the Lenders’ rights in any Collateral, including, without limitation, the existence, perfection and priority of any Lien thereon, are not adversely affected by such merger, consolidation or amalgamation (it being understood and agreed that the Lenders’ shall not be deemed affected by no longer having a pledge of Equity Interests in a Subsidiary that ceases to exist in accordance with a transaction or transactions expressly permitted hereunder) and (E) the surviving Subsidiary, if any, if not already a Loan Party, is joined as a Loan Party hereunder pursuant to a Joinder Agreement and is a party to a Security Agreement and the Equity Interests of such Subsidiary is the subject of a Security Agreement, in each case, which is in full force and effect on the date of and immediately after giving effect to such merger, consolidation or amalgamation, or (z) any Loan Party or any Subsidiary may make any Permitted Acquisition; and

(ii) Make any Disposition, whether in one transaction or a series of related transactions, of all or any part of its business, property or assets, whether now owned or hereafter acquired (or agree to do any of the foregoing), or permit any of its Subsidiaries to do any of the foregoing; provided, however, that any Loan Party and its Subsidiaries may make Permitted Dispositions.

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(d) Change in Nature of Business.

(i) Make, or permit any of its Subsidiaries to make, any change in the nature of its business as described in Section 6.01(m).

(ii) Permit the Parent to have any material liabilities (other than liabilities arising or permitted under the Loan Documents and any Permitted ABL Facility), own any material assets (other than the Equity Interests of its Subsidiaries, dividends and distributions permitted under this Agreement to be made on such Equity Interests and other de minimis assets) or engage in any operations or business (other than to the extent required for compliance with the Loan Documents and except as permitted by the Loan Documents).

(e) Loans, Advances, Investments, Etc. Make or commit or agree to make, or permit any of its Subsidiaries make or commit or agree to make, any Investment in any other Person except for Permitted Investments.

(f) Sale and Leaseback Transactions. Enter into, or permit any of its Subsidiaries to enter into, any Sale and Leaseback Transaction.

(g) [Reserved];

(h) Restricted Payments. Make or permit any of its Subsidiaries to make any Restricted Payment other than Permitted Restricted Payments.

(i) Federal Reserve Regulations. Permit any Loan or the proceeds of any Loan under this Agreement to be used for any purpose that would cause such Loan to be a margin loan under the provisions of Regulation T, U or X of the Board.

(j) Transactions with Affiliates. Enter into, renew, extend or be a party to, or permit any of its Subsidiaries to enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate, except (i) transactions consummated in the ordinary course of business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm’s length transaction with a Person that is not an Affiliate thereof, and that are reasonably disclosed to the Agents prior to the consummation thereof, if they involve one or more payments by the Parent or any of its Subsidiaries in excess of $1,000,000 for any single transaction or series of related transactions, (ii) transactions with another Loan Party or a Subsidiary of a Loan Party to the extent in the ordinary course of business and consistent with past practice, (iii) transactions permitted by Section 7.02(e) and Section 7.02(h), (iv) sales of Qualified Equity Interests of the Parent to Affiliates of the Parent not otherwise prohibited by the Loan Documents and the granting of registration and other customary rights in connection therewith, and (v) reasonable and customary director and officer compensation (including bonuses and stock option programs), benefits and indemnification arrangements, in each case approved by the Board of Directors (or a committee thereof) of such Loan Party or such Subsidiary.

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(k) Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries. Create or otherwise cause, incur, assume, suffer or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of any Loan Party (i) to pay dividends or to make any other distribution on any shares of Equity Interests of such Subsidiary owned by any Loan Party or any of its Subsidiaries, (ii) to pay or prepay or to subordinate any Indebtedness owed to any Loan Party or any of its Subsidiaries, (iii) to make loans or advances to any Loan Party or any of its Subsidiaries or (iv) to transfer any of its property or assets to any Loan Party or any of its Subsidiaries, or permit any of its Subsidiaries to do any of the foregoing; provided, however, that nothing in any of clauses (i) through (iv) of this Section 7.02(k) shall prohibit or restrict compliance with:

(A) this Agreement and the other Loan Documents;

(B) any agreement in effect on the date of this Agreement and described on Schedule 7.02(k), or any extension, replacement or continuation of any such agreement; provided, that, any such encumbrance or restriction contained in such extended, replaced or continued agreement is no less favorable to the Agents and the Lenders than the encumbrance or restriction under or pursuant to the agreement so extended, replaced or continued;

(C) any Requirement of Law (including, without limitation, applicable currency control laws and applicable state corporate statutes restricting the payment of dividends in certain circumstances);

(D) in the case of clause (iv), (1) customary restrictions on the subletting, assignment or transfer of any specified property or asset set forth in a lease, license, asset sale agreement or similar contract for the conveyance of such property or asset and (2) instrument or other document evidencing a Permitted Lien (or the Indebtedness secured thereby) from restricting on customary terms the transfer of any property or assets subject thereto;

(E) customary restrictions on dispositions of real property interests in reciprocal easement agreements;

(F) customary restrictions in agreements for the sale of assets on the transfer or encumbrance of such assets during an interim period prior to the closing of the sale of such assets;

(G) any Permitted ABL Facility; or

(H) customary restrictions in contracts that prohibit the assignment of such contract.

(l) Limitations on Negative Pledges. Enter into, incur or permit to exist, or permit any Subsidiary to enter into, incur or permit to exist, directly or indirectly, any agreement, instrument, deed, lease or other arrangement that prohibits, restricts or imposes any condition upon the ability of any Loan Party or any Subsidiary of any Loan Party to create, incur or permit to exist any Lien upon any of its property or revenues, whether now owned or hereafter acquired, or that requires the grant of any security for an obligation if security is granted for another obligation, except the following: (i) this Agreement and the other Loan Documents, (ii) restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by Section 7.02(b) of this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness, (iii) any customary restrictions and conditions contained in agreements relating to the sale or other disposition of assets or of a Subsidiary pending such sale or other disposition; provided that such restrictions and conditions apply only to the assets or Subsidiary to be sold or disposed of and such sale or disposition is permitted hereunder, (iv) customary provisions in leases restricting the assignment or sublet thereof, (v) as otherwise required under any Requirement of Law, (vi) customary restrictions on the assignment of any contract entered into by any Credit Party of any of its Subsidiaries in the ordinary course of business and (vii) restrictions on cash or other deposits permitted under Section 7.01(a) and/or 7.01(b) imposed by customers under contracts entered into in the ordinary course of business.

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(m) Modifications of Indebtedness, Organizational Documents and Certain Other Agreements; Etc.

(i) (x) Amend, modify or otherwise change (or permit the amendment, modification or other change in any manner of) any of the provisions of any of its or its Subsidiaries’ Indebtedness or of any instrument or agreement (including, without limitation, any purchase agreement, indenture, loan agreement or security agreement) relating to any such Indebtedness (in each case, other than a Permitted ABL Facility) if such amendment, modification or change would shorten the final maturity or average life to maturity of, or require any payment to be made earlier than the date originally scheduled on, such Indebtedness, would increase the interest rate applicable to such Indebtedness, would change the subordination provision, if any, of such Indebtedness, or would otherwise be materially adverse to the Lenders or the issuer of such Indebtedness in any respect or (y) amend, modify or otherwise change (or permit the amendment, modification or other change in any manner of) any of the provisions of any Permitted ABL Facility in a manner prohibited by the Intercreditor Agreement;

(ii) except for the Obligations, (A) make any voluntary or optional payment (including, without limitation, any payment of interest in cash that, at the option of the issuer, may be paid in cash or in kind), prepayment, redemption, defeasance, sinking fund payment or other acquisition for value of any of its or its Subsidiaries’ Indebtedness (including, without limitation, by way of depositing money or securities with the trustee therefor before the date required for the purpose of paying any portion of such Indebtedness when due, but excluding any indebtedness under a Permitted ABL Facility), (B) refund, refinance, replace or exchange any other Indebtedness for any such Indebtedness (other than with respect to Permitted Refinancing Indebtedness or a Permitted ABL Facility), (C) make any payment, prepayment, redemption, defeasance, sinking fund payment or repurchase of any Subordinated Indebtedness in violation of the subordination provisions thereof or any subordination agreement with respect thereto, or (D) make any payment, prepayment, redemption, defeasance, sinking fund payment or repurchase of any Indebtedness (other than Indebtedness under a Permitted ABL Facility) as a result of any asset sale, change of control, issuance and sale of debt or equity securities or similar event, or give any notice with respect to any of the foregoing, except to the extent that such asset sale, change of control, issuance and sale or other similar event is subject to the prior repayment in full of the Obligations (other than Contingent Loan Obligations) and the termination of the Commitments; provided, that, notwithstanding anything to the contrary set forth herein, payments may be made on Indebtedness under any Permitted ABL Facility in a manner not prohibited by the Intercreditor Agreement;

(iii) except as otherwise permitted hereunder, amend, modify or otherwise change any of its Governing Documents (including, without limitation, by the filing or modification of any certificate of designation, or any agreement or arrangement entered into by it) with respect to any of its Equity Interests (including any shareholders’ agreement), or enter into any new agreement with respect to any of its Equity Interests, except any such amendments, modifications or changes or any such new agreements or arrangements pursuant to this clause (iii) that either individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect, provided that no such amendment, modification or change or new agreement or arrangement shall provide for any plan of division pursuant to Section 18-217 of the Delaware Limited Liability Company Act (or any similar statute or provision under applicable law), unless each resulting party thereto continues to constitute a Loan Party; or

(iv) agree to any amendment, modification or other change to or waiver of any of its rights under any Material Contract or any Acquisition Document if such amendment, modification, change or waiver would be adverse in any material respect, taken as a whole, to any Loan Party or any of its Subsidiaries or the Agents and the Lenders.

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(n) Investment Company Act of 1940. Engage in any business, enter into any transaction, use any securities or take any other action or permit any of its Subsidiaries to do any of the foregoing, that would cause it or any of its Subsidiaries to become subject to the registration requirements of the Investment Company Act of 1940, as amended, by virtue of being an “investment company” or a company “controlled” by an “investment company” not entitled to an exemption within the meaning of such Act.

(o) ERISA. (i) Cause or fail to prevent an ERISA Event that would reasonably be expected to result in a Material Adverse Effect.

(p) Environmental. Permit the use, handling, generation, storage, treatment, Release or disposal of Hazardous Materials on, in, at, under or from any property owned, leased or operated by it or any of its Subsidiaries, except in compliance in all material respects with Environmental Laws.

(q) [Reserved].

(r) Accounting Methods. Modify or change, or permit any of its Subsidiaries to modify or change, its method of accounting or accounting principles from those utilized in the preparation of the Financial Statements (other than as may be required to conform to GAAP).

(s) Sanctioned Persons; Anti-Corruption Laws; Anti-Money Laundering Laws.

(i) Conduct, nor permit any of its Subsidiaries to conduct, any business or engage in any transaction or deal with or for the benefit of any Sanctioned Person, including the making or receiving of any contribution of funds, goods or services to, from or for the benefit of any Sanctioned Person, in violation of Sanctions; or

(ii) Use, nor permit any of its Subsidiaries to use, directly or indirectly, any of the proceeds of any Loan, (A) to fund any activities or business of or with any Sanctioned Person or in any other manner that would result in a violation of any Sanctions by any Person (including by any Person participating in any Loan, whether as underwriter, advisor, investor or otherwise), or (B) for the purpose of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Law.

(t) Pensions. Permit any of its Subsidiaries from being: (a) an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993); or (b) “connected” with or an “associate” of (as those terms are used in sections 38 or 43 of the Pensions Act 2004) such an employer unless there is no reasonable prospect of a Contribution Notice or Financial Support Direction being served on it or any of its Subsidiaries on account of it or any of its Subsidiaries being such an associate or so connected.

Section 7.03 Financial Covenants. So long as any principal of or interest on any Loan or any other Obligation (whether or not due) shall remain unpaid (other than Contingent Loan Obligations) or any Lender shall have any Commitment hereunder, each Loan Party shall not, unless the Required Lenders shall otherwise consent in writing:

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(a) Total Net Leverage Ratio. Permit the Total Net Leverage Ratio of the Parent and its Subsidiaries for any Test Period ending as of the last day of any fiscal quarter set forth below to be greater than the ratio set forth opposite such date:

Fiscal Quarter End	Total Net Leverage Ratio
March 31, 2024	4.00:1.00
June 30, 2024	4.00:1.00
September 30, 2024	4.00:1.00
December 31, 2024	4.00:1.00
March 31, 2025	3.00:1.00
June 30, 2025	3.00:1.00
September 30, 2025	3.00:1.00
December 31, 2025	3.00:1.00
March 31, 2026 and each fiscal quarter ended thereafter	2.50:1.00

(b) Minimum Liquidity. Permit the Liquidity of the Parent and its Subsidiaries to be less than $10,000,000 at any time.

ARTICLE VIII

CASH MANAGEMENT ARRANGEMENTS

AND OTHER COLLATERAL MATTERS

Section 8.01 Cash Management Arrangements. (a) The Loan Parties shall (i) establish and maintain cash management services of a type and on terms reasonably satisfactory to the Agents (each a “Cash Management Bank”) and (ii) except as otherwise provided under Section 8.01(b), deposit or cause to be deposited promptly, and in any event no later than the next Business Day after the date of receipt thereof, all proceeds in respect of any Collateral, all Collections (of a nature susceptible to a deposit in a bank account) and all other amounts received by any Loan Party (including payments made by Account Debtors directly to any Loan Party) into a Cash Management Account.

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(b) Subject to Section 5.02, within thirty (30) days after the Effective Date (or such later date as the Administrative Agent may agree in its reasonable discretion), the Loan Parties shall, with respect to each Cash Management Account (other than Excluded Accounts), deliver to the Collateral Agent a Control Agreement with respect to such Cash Management Account (or the foreign law equivalent which provides the Collateral Agent with a perfected first priority lien (subject to Permitted Liens) in such non-U.S. Cash Management Account). The Loan Parties shall not maintain, and shall not permit any of their Subsidiaries to maintain, cash, Cash Equivalents or other amounts in any deposit account or securities account (other than Excluded Accounts), unless the Collateral Agent shall have received a Control Agreement in respect of each such Cash Management Account (other than Excluded Accounts).

(c) Upon the occurrence of and during the continuance of an Event of Default and upon the terms and subject to the conditions set forth in a Control Agreement with respect to a Cash Management Account (including with respect to the rights of any agent or lender under a Permitted ABL Facility), all amounts received in such Cash Management Account shall at the Administrative Agent’s direction be wired each Business Day into the Administrative Agent’s Accounts, except that, so long as no Event of Default has occurred and is continuing, the Administrative Agent will not direct the Cash Management Bank to transfer funds in such Cash Management Account to the Administrative Agent’s Accounts.

(d) So long as no Default or Event of Default has occurred and is continuing, the Borrower may amend Schedule 8.01 to add or replace a Cash Management Bank or Cash Management Account and, except with respect to any Excluded Account, each Loan Party and such prospective Cash Management Bank shall execute and deliver to the Collateral Agent a Control Agreement no later than thirty (30) days after the opening of such Cash Management Account (or such later date as may be agreed in writing by the Administrative Agent in its reasonable discretion).

ARTICLE IX

EVENTS OF DEFAULT

Section 9.01 Events of Default. Each of the following events shall constitute an event of default (each, an “Event of Default”):

(a) the Borrower shall fail to pay, when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), (i) any interest on any Loan or any fee, indemnity or other amount payable under this Agreement (other than any portion thereof constituting principal of the Loans) or any other Loan Document, and such failure continues for a period of three (3) Business Days or (ii) all or any portion of the principal of the Loans;

(b) any representation or warranty made or deemed made by or on behalf of any Loan Party or by any officer of the foregoing under or in connection with any Loan Document or under or in connection with any certificate or other writing delivered to any Secured Party pursuant to any Loan Document shall have been incorrect in any material respect (or in any respect if such representation or warranty is qualified or modified as to materiality or “Material Adverse Effect” in the text thereof) when made or deemed made;

(c) any Loan Party shall fail to perform or comply with any covenant or agreement (x) contained in Section 7.01(d) (solely with respect to the Parent and the Borrower), 7.01(f), Section 7.01(h), Section 7.02 or Section 7.03 or (y) contained in Section 7.01(a)(i), Section 7.01(a)(ii), Section 7.01(a)(iii), Section 7.01(k) or Section 7.01(m) and such failure, if capable of being remedied, remains unremedied for five (5) Business Days;

(d) any Loan Party shall fail to perform or comply with any other term, covenant or agreement contained in any Loan Document to be performed or observed by it and, except as set forth in subsections (a), (b) and (c) of this Section 9.01, such failure, if capable of being remedied, shall remain unremedied for thirty (30) days after the earlier of the date a senior officer of any Loan Party has knowledge of such failure and the date written notice of such default shall have been given by any Agent to such Loan Party;

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(e) the Parent or any of its Subsidiaries shall fail to pay when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) any principal, interest or other amount payable in respect of any Material Indebtedness (excluding Indebtedness evidenced by this Agreement) or in respect of Indebtedness under any Permitted ABL Facility, and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness, or any other default under any agreement or instrument relating to any such Indebtedness, or any other event, shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness; or any such Indebtedness shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), redeemed, purchased or defeased or an offer to prepay, redeem, purchase or defease such Indebtedness shall be required to be made, in each case, prior to the stated maturity thereof; provided, that, any Event of Default under this clause (e) shall cease to be outstanding in the event that the underlying even causing such Event of Default has been waived or cured or is otherwise no longer outstanding;

(f) the Parent or any of its Subsidiaries (other than any Immaterial Subsidiary) (i) shall institute any proceeding or voluntary case seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for any such Person or for any substantial part of its property, (ii) shall be generally not paying its debts as such debts become due or shall admit in writing its inability to pay its debts generally, (iii) shall make a general assignment for the benefit of creditors, or (iv) shall take any action to authorize or effect any of the actions set forth above in this subsection (f);

(g) any proceeding shall be instituted against the Parent or any of its Subsidiaries (other than any Immaterial Subsidiary) seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, arrangement, adjustment, protection, relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for any such Person or for any substantial part of its property, and either such proceeding shall remain undismissed or unstayed for a period of thirty (30) days or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against any such Person or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property) shall occur;

(h) any material provision of any Loan Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against any Loan Party intended to be a party thereto, or the validity or enforceability thereof shall be contested by any Loan Party that is party thereto, or a proceeding shall be commenced by any Loan Party or any Governmental Authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or any Loan Party shall deny in writing that it has any liability or obligation purported to be created under any Loan Document;

(i) any Security Agreement, any Mortgage or any other Security Document, after delivery thereof pursuant hereto, shall for any reason fail or cease to create a valid and perfected and, except to the extent permitted by the terms hereof or thereof, first priority Lien in favor of the Collateral Agent for the benefit of the Agents and the Lenders on any Collateral with a fair market value in excess of $2,500,000 purported to be covered thereby (other than as a result of any action or inaction of any Agent or Lender);

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(j) one or more judgments, orders or awards for the payment of money exceeding $2,500,000 in the aggregate (except to the extent fully covered (other than to the extent of customary deductibles) by insurance pursuant to which the insurer has been notified and has not denied coverage) shall be rendered against the Parent or any of its Subsidiaries and remain unsatisfied and (i) enforcement proceedings shall have been commenced by any creditor upon any such judgment, order, award or settlement or (ii) there shall be a period of thirty (30) consecutive days after entry thereof during which (A) a stay of enforcement thereof is not be in effect or (B) the same is not vacated, discharged, stayed or bonded pending appeal;

(k) the Parent or any of its Subsidiaries is enjoined, restrained or in any way prevented by the order of any court or any Governmental Authority from conducting, or otherwise ceases to conduct for any reason whatsoever, all or any material part of its business for more than thirty (30) days, if any such event or circumstance would reasonably be expected to have a Material Adverse Effect;

(l) any material damage to, or loss, theft or destruction of, any Collateral, whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than thirty (30) consecutive days, the cessation or substantial curtailment of revenue producing activities at any Facility of any Loan Party, if any such event or circumstance would reasonably be expected to have a Material Adverse Effect;

(m) the loss, suspension or revocation of, or failure to renew, any license or permit now held or hereafter acquired by the Parent or any of its Subsidiaries, if such loss, suspension, revocation or failure to renew would reasonably be expected to have a Material Adverse Effect;

(n) the indictment of the Parent or any of its Subsidiaries under any criminal statute, if any such event or circumstance would reasonably be expected to have a Material Adverse Effect;

(o) (i) there shall occur one or more ERISA Events that individually or in the aggregate results in, or could reasonably be expected to result in, liability of any Loan Party or any of its ERISA Affiliates in excess of $2,500,000, or (ii) there exists any fact or circumstance that could reasonably be expected to result in the imposition of a Lien pursuant to Section 430(k) of the Internal Revenue Code or Section 4068 of ERISA upon a material part of the Collateral or upon a material part of the assets or property of any of its ERISA Affiliates;

(p) (i) there shall occur and be continuing any “Event of Default” (or any comparable term) under, and as defined in the documents evidencing or governing any Subordinated Indebtedness, (ii) any of the Obligations for any reason shall cease to be “Senior Indebtedness” or “Designated Senior Indebtedness” (or any comparable terms) under, and as defined in the documents evidencing or governing any Subordinated Indebtedness, (iii) any Indebtedness other than the Obligations shall constitute “Designated Senior Indebtedness” (or any comparable term) under, and as defined in, the documents evidencing or governing any Subordinated Indebtedness or (iv) the subordination provisions of the documents evidencing or governing any Subordinated Indebtedness shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the applicable Subordinated Indebtedness, in each case other than in accordance with their terms and except as enforceability may be limited by applicable Debtor Relief Laws and by general principles of equity;

(q) a Change of Control shall have occurred; or

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(r) any Loan Party breaches or violates, or attempts to terminate or challenge the validity of, the Intercreditor Agreement or any other intercreditor agreement relating to a Permitted ABL Facility; then, and in any such event, the Collateral Agent may, and shall at the request of the Required Lenders, by notice to the Borrower, (i) terminate or reduce all Commitments, whereupon all Commitments shall immediately be so terminated or reduced, (ii) declare all or any portion of the Loans then outstanding to be accelerated and due and payable, whereupon all or such portion of the aggregate principal of all Loans, all accrued and unpaid interest thereon, all fees and all other amounts payable under this Agreement and the other Loan Documents shall become due and payable immediately, together with the payment of the Applicable Premium, if any, with respect to the Commitments so terminated and the Loans so repaid, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by each Loan Party and (iii) exercise any and all of its other rights and remedies under applicable law, hereunder and under the other Loan Documents; provided, however, that upon the occurrence of any Event of Default described in subsection (f) or (g) of this Section 9.01 with respect to any Loan Party, without any notice to any Loan Party or any other Person or any act by any Agent or any Lender, all Commitments shall automatically terminate and all Loans then outstanding, together with all accrued and unpaid interest thereon, all fees and all other amounts due under this Agreement and the other Loan Documents, including, without limitation, the Applicable Premium, shall be accelerated and become due and payable automatically and immediately, without presentment, demand, protest or notice of any kind, all of which are expressly waived by each Loan Party.

Section 9.02 Cure Right. In the event that the Borrowers fail to comply with the requirements of the financial covenant set forth in Section 7.03(a), until the expiration of the 15th Business Day after the date on which the applicable financial statements are required to be delivered with respect to the applicable fiscal quarter hereunder, the Parent (or its direct or indirect parent company) shall have the right to issue Qualified Equity Interests for cash or otherwise receive cash contributions to the capital of the Parent (or its direct or indirect parent company), and apply the amount of the proceeds thereof to increase Consolidated EBITDA with respect to such applicable quarter (the “Cure Right”); provided that (a) such proceeds are actually received by the Parent no later than fifteen (15) Business Days after the date on which financial statements are required to be delivered with respect to such fiscal quarter hereunder (the “Cure Deadline”), (b) the amount added to Consolidated EBITDA does not exceed the aggregate amount necessary to cure (by addition to Consolidated EBITDA) such failure to comply with the financial covenant set forth in Section 7.03(a) for such period (the “Cure Amount”), (c) the Cure Right shall not be exercised more than 3 times during the term of this Agreement, (d) the Cure Right shall not be exercised more than 2 times during any 4 consecutive fiscal quarters, (e) the Cure Right shall not be exercised in consecutive fiscal quarters, and (f) such proceeds shall be applied to prepay the Loans in accordance with Section 2.05(c)(v). If, after giving effect to the foregoing pro forma adjustment (but not, for the avoidance of doubt, giving pro forma adjustment to any repayment of Indebtedness in connection therewith for the applicable fiscal quarter), the Borrower is in compliance with any financial covenant set forth in Section 7.03(a), the Borrower shall be deemed to have satisfied the requirements of such Section as of the relevant date of determination with the same effect as though there had been no failure to comply on such date, and the applicable breach or default of such Section 7.03(a) that had occurred shall be deemed cured for purposes of this Agreement. The parties hereby acknowledge that this Section may not be relied on for purposes of calculating any financial ratios other than as applicable to Section 7.03(a) and shall not result in any adjustment to any amounts other than the amount of the Consolidated EBITDA referred to in the immediately preceding sentence. Notwithstanding anything else herein to the contrary, if the Borrower shall have delivered to the Agents a written notice prior to the Cure Deadline of the Borrower’s intent to exercise a Cure Right, then upon receipt of such notice until the expiration of the Cure Deadline, the Lenders and Agents shall refrain from exercising any rights or remedies with respect to such Event of Default that may be cured.

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ARTICLE X

AGENTS

Section 10.01 Appointment. Each Lender (and each subsequent maker of any Loan by its making thereof) hereby irrevocably appoints, authorizes and empowers the Administrative Agent and the Collateral Agent (and the Administrative Agent and the Collateral Agent hereby accept such appointment) to perform the duties of each such Agent as set forth in this Agreement and the other Loan Documents, together with such actions and powers as are reasonably incidental thereto, including: (i) to receive on behalf of each Lender any payment of principal of or interest on the Loans outstanding hereunder and all other amounts accrued hereunder for the account of the Lenders and paid to such Agent, and, subject to Section 2.02 of this Agreement, to distribute promptly to each Lender its Pro Rata Share of all payments so received; (ii) to distribute to each Lender copies of all material notices and agreements received by such Agent and not required to be delivered to each Lender pursuant to the terms of this Agreement, provided that the Agents shall not have any liability to the Lenders for any Agent’s inadvertent failure to distribute any such notices or agreements to the Lenders; (iii) to maintain, in accordance with its customary business practices, ledgers and records reflecting the status of the Obligations, the Loans, and related matters and to maintain, in accordance with its customary business practices, ledgers and records reflecting the status of the Collateral and related matters; (iv) to execute or file any and all financing or similar statements or notices, amendments, renewals, supplements, documents, instruments, proofs of claim, notices and other written agreements with respect to this Agreement or any other Loan Document; (v) to make the Loans for such Agent or on behalf of the applicable Lenders as provided in this Agreement or any other Loan Document; (vi) to perform, exercise, and enforce any and all other rights and remedies of the Lenders with respect to the Loan Parties, the Obligations, or otherwise related to any of same to the extent reasonably incidental to the exercise by such Agent of the rights and remedies specifically authorized to be exercised by such Agent by the terms of this Agreement or any other Loan Document; (vii) to incur and pay such fees necessary or appropriate for the performance and fulfillment of its functions and powers pursuant to this Agreement or any other Loan Document; (viii) subject to Section 10.03, to take such action as such Agent deems appropriate on its behalf to administer the Loans and the Loan Documents and to exercise such other powers delegated to such Agent by the terms hereof or the other Loan Documents (including, without limitation, the power to give or to refuse to give notices, waivers, consents, approvals and instructions and the power to make or to refuse to make determinations and calculations); and (ix) to act with respect to all Collateral under the Loan Documents, including for purposes of acquiring, holding (whether on trust or otherwise) and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations. As to any matters not expressly provided for by this Agreement and the other Loan Documents (including, without limitation, enforcement or collection of the Loans), the Agents shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), and such instructions of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents) shall be binding upon all Lenders and all makers of Loans; provided, however, the Agents shall not be required to take any action which, in the reasonable opinion of any Agent, exposes such Agent to liability or which is contrary to this Agreement or any other Loan Document or applicable law.

Section 10.02 Nature of Duties; Delegation. (a) The Agents shall have no duties or responsibilities except those expressly set forth in this Agreement or in the other Loan Documents. The duties of the Agents shall be mechanical and administrative in nature. The Agents shall not have by reason of this Agreement or any other Loan Document a fiduciary relationship in respect of any Lender. Nothing in this Agreement or any other Loan Document, express or implied, is intended to or shall be construed to impose upon the Agents any obligations in respect of this Agreement or any other Loan Document except

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as expressly set forth herein or therein. Each Lender shall make its own independent investigation of the financial condition and affairs of the Loan Parties in connection with the making and the continuance of the Loans hereunder and shall make its own appraisal of the creditworthiness of the Loan Parties and the value of the Collateral without reliance upon the Administrative Agent or any other Lender or any of their Related Parties, and neither the Agents nor any of their Related Parties shall have any duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into their possession before the initial Loan hereunder or at any time or times thereafter, provided that, upon the reasonable request of a Lender, each Agent shall provide to such Lender any documents or reports delivered to such Agent by the Loan Parties pursuant to the terms of this Agreement or any other Loan Document. If any Agent seeks the consent or approval of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents) to the taking or refraining from taking any action hereunder, such Agent shall send notice thereof to each Lender. Each Agent shall promptly notify each Lender any time that the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents) have instructed such Agent to act or refrain from acting pursuant hereto.

(b) Each Agent may, upon any term or condition it specifies, delegate or exercise any of its rights, powers and remedies under, and delegate or perform any of its duties or any other action with respect to, any Loan Document by or through any of its Related Parties or any other trustee, co-agent or other Person (including any Lender). Any such Related Party, trustee, co-agent or other Person shall benefit from this Article X to the extent provided by the applicable Agent.

Section 10.03 Rights, Exculpation, Etc. The Agents and their Related Parties shall not be liable for any action taken or omitted to be taken by them under or in connection with this Agreement or the other Loan Documents, except for their own gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction. Without limiting the generality of the foregoing, the Agents (i) may treat the payee of any Loan as the owner thereof until the Collateral Agent receives written notice of the assignment or transfer thereof, pursuant to Section 12.07 hereof, signed by such payee and in form satisfactory to the Collateral Agent; (ii) may consult with legal counsel (including, without limitation, counsel to any Agent or counsel to the Loan Parties), independent public accountants, and other experts selected by any of them and shall not be liable for any action taken or omitted to be taken in good faith by any of them in accordance with the advice of such counsel or experts; (iii) make no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, certificates, warranties or representations made in or in connection with this Agreement or the other Loan Documents; (iv) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the other Loan Documents on the part of any Person, the existence or possible existence of any Default or Event of Default, or to inspect the Collateral or other property (including, without limitation, the books and records) of any Person; (v) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or the other Loan Documents or any other instrument or document furnished pursuant hereto or thereto; and (vi) shall not be deemed to have made any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Collateral Agent’s Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall the Agents be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral. The Agents shall not be liable for any apportionment or distribution of payments made in good faith pursuant to Section 4.03, and if any such apportionment or distribution is subsequently determined to have been made in error, and the sole recourse of any Lender to whom payment was due but not made shall be to recover from other Lenders any payment in excess of the amount which they are determined to be entitled. The Agents may at any time request instructions from the Lenders with respect to any actions or approvals which by the terms of this Agreement or of any of the other Loan Documents the Agents are permitted or required to take or to grant, and if such instructions are promptly requested, the Agents shall be absolutely entitled to

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refrain from taking any action or to withhold any approval under any of the Loan Documents until they shall have received such instructions from the Required Lenders. Without limiting the foregoing, no Lender shall have any right of action whatsoever against any Agent as a result of such Agent acting or refraining from acting under this Agreement or any of the other Loan Documents in accordance with the instructions of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents).

Section 10.04 Reliance. Each Agent shall be entitled to rely upon any written notices, statements, certificates, orders or other documents or any telephone message believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person, and with respect to all matters pertaining to this Agreement or any of the other Loan Documents and its duties hereunder or thereunder, upon advice of counsel selected by it.

Section 10.05 Indemnification. To the extent that any Agent or any Related Party of the foregoing is not reimbursed and indemnified by any Loan Party, and whether or not such Agent has made demand on any Loan Party for the same, the Lenders will, within five (5) days of written demand by such Agent, reimburse such Agent and such Related Parties for and indemnify such Agent and such Related Parties from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including, without limitation, client charges and expenses of counsel or any other advisor to such Agent and such Related Parties), advances or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against such Agent and the Related Parties in any way relating to or arising out of this Agreement or any of the other Loan Documents or any action taken or omitted by such Agent and such Related Parties under this Agreement or any of the other Loan Documents, in proportion to each Lender’s Pro Rata Share, including, without limitation, advances and disbursements made pursuant to Section 10.08; provided, however, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, advances or disbursements for which there has been a final non-appealable judicial determination that such liability resulted from such Agent’s or such Related Party’s gross negligence or willful misconduct. The obligations of the Lenders under this Section 10.05 shall survive the payment in full of the Loans and the termination of this Agreement.

Section 10.06 Agents Individually. With respect to its Pro Rata Share of the Total Commitment hereunder and the Loans made by it, each Agent shall have and may exercise the same rights and powers hereunder and is subject to the same obligations and liabilities as and to the extent set forth herein for any other Lender or maker of a Loan. The terms “Lenders” or “Required Lenders” or any similar terms shall, unless the context clearly otherwise indicates, include each Agent in its individual capacity as a Lender or one of the Required Lenders. Each Agent and its Affiliates may accept deposits from, lend money to, and generally engage in any kind of banking, trust or other business with the Borrower as if it were not acting as an Agent pursuant hereto without any duty to account to the other Lenders.

Section 10.07 Successor Agent. (a) Any Agent may at any time give at least 30 days prior written notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right to appoint a successor Agent; provided that, unless an Event of Default under Section 9.01(a), (f) or (g) shall have occurred and be continuing, the Borrower’s consent shall be required with respect to the appointment of such successor Agent. If no such successor Agent shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the “Resignation Effective Date”), then the retiring Agent may (but shall not be obligated to), on behalf of the Lenders, appoint a successor Agent; provided that, unless an Event of Default under Section 9.01(a), (f) or (g) shall have occurred and be continuing, the Borrower’s consent shall be required with respect to the appointment of such successor Agent. Whether or not a successor Agent has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

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(b) With effect from the Resignation Effective Date, (i) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any Collateral held by such Agent on behalf of the Lenders under any of the Loan Documents, the retiring Agent shall continue to hold such collateral security until such time as a successor Agent is appointed) and (ii) all payments, communications and determinations provided to be made by, to or through such retiring Agent shall instead be made by or to each Lender directly, until such time, if any, as a successor Agent shall have been appointed as provided for above. Upon the acceptance of a successor Agent’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents. After the retiring Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article, Section 12.04 and Section 12.15 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by it while the retiring Agent was acting as Agent.

Section 10.08 Collateral Matters.

(a) The Lenders hereby irrevocably authorize the Collateral Agent, at its option and in its discretion, to release any Lien granted to or held by the Collateral Agent upon any Collateral upon termination of the Total Commitment and payment and satisfaction of all Loans and all other Obligations (other than Contingent Loan Obligations) in accordance with the terms hereof; or constituting property being sold or disposed of in the ordinary course of any Loan Party’s business or otherwise in compliance with the terms of this Agreement and the other Loan Documents; or constituting property in which the Loan Parties owned no interest at the time the Lien was granted or at any time thereafter; or if approved, authorized or ratified in writing by the Lenders in accordance with Section 12.02. Upon request by the Collateral Agent at any time, the Lenders will confirm in writing the Collateral Agent’s authority to release particular types or items of Collateral pursuant to this Section 10.08(a).

(b) Without in any manner limiting the Collateral Agent’s authority to act without any specific or further authorization or consent by the Lenders (as set forth in Section 10.08(a)), each Lender agrees to confirm in writing, upon request by the Collateral Agent, the authority to release Collateral conferred upon the Collateral Agent under Section 10.08(a). Either without such confirmation (if the Collateral Agent has not requested such confirmation) or, upon receipt by the Collateral Agent of confirmation (if the Collateral Agent has requested such confirmation) from the Lenders of its authority to release any particular item or types of Collateral, and upon prior written request by any Loan Party, the Collateral Agent shall (and is hereby irrevocably authorized by the Lenders to) execute such documents as may be necessary to evidence the release of the Liens granted to the Collateral Agent for the benefit of the Agents and the Lenders upon such Collateral; provided, however, that (i) the Collateral Agent shall not be required to execute any such document on terms which, in the Collateral Agent’s opinion, would expose the Collateral Agent to liability or create any obligations or entail any consequence other than the release of such Liens without recourse or warranty, and (ii) such release shall not in any manner discharge, affect or impair the Obligations or any Lien upon (or obligations of any Loan Party in respect of) all interests in the Collateral retained by any Loan Party.

(c) Anything contained in any of the Loan Documents to the contrary notwithstanding, the Loan Parties, each Agent and each Lender hereby agree that (i) no Lender shall have any right individually to realize upon any of the Collateral under any Loan Document or to enforce any Guaranty, it being understood and agreed that all powers, rights and remedies under the Loan Documents may be

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exercised solely by the Collateral Agent for the benefit of the Lenders in accordance with the terms thereof, (ii) in the event of a foreclosure by the Collateral Agent on any of the Collateral pursuant to a public or private sale, the Administrative Agent, the Collateral Agent or any Lender may be the purchaser of any or all of such Collateral at any such sale and (iii) the Collateral Agent, as agent for and representative of the Agents and the Lenders (but not any other Agent or any Lender or Lenders in its or their respective individual capacities unless the Required Lenders shall otherwise agree in writing) shall be entitled (either directly or through one or more acquisition vehicles) for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral to be sold (A) at any public or private sale, (B) at any sale conducted by the Collateral Agent under the provisions of the Uniform Commercial Code (including pursuant to Sections 9-610 or 9-620 of the Uniform Commercial Code), (C) at any sale or foreclosure conducted by the Collateral Agent (whether by judicial action or otherwise) in accordance with applicable law or (D) any sale conducted pursuant to the provisions of any Debtor Relief Law (including Section 363 of the Bankruptcy Code), to use and apply all or any of the Obligations as a credit on account of the purchase price for any Collateral payable by the Collateral Agent at such sale.

(d) The Collateral Agent shall have no obligation whatsoever to any Lender to assure that the Collateral exists or is owned by the Loan Parties or is cared for, protected or insured or has been encumbered or that the Lien granted to the Collateral Agent pursuant to this Agreement or any other Loan Document has been properly or sufficiently or lawfully created, perfected, protected or enforced or is entitled to any particular priority, or to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to the Collateral Agent in this Section 10.08 or in any other Loan Document, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, the Collateral Agent may act in any manner it may deem appropriate, in its sole discretion, given the Collateral Agent’s own interest in the Collateral as one of the Lenders and that the Collateral Agent shall have no duty or liability whatsoever to any other Lender, except as otherwise provided herein.

Section 10.09 Agency for Perfection. Each Agent and each Lender hereby appoints each other Agent and each other Lender as agent and bailee for the purpose of perfecting the security interests in and liens upon the Collateral in assets which, in accordance with Article 9 of the Uniform Commercial Code, can be perfected only by possession or control (or where the security interest of a secured party with possession or control has priority over the security interest of another secured party) and each Agent and each Lender hereby acknowledges that it holds possession of or otherwise controls any such Collateral for the benefit of the Agents and the Lenders as secured party. Should the Administrative Agent or any Lender obtain possession or control of any such Collateral, the Administrative Agent or such Lender shall notify the Collateral Agent thereof, and, promptly upon the Collateral Agent’s request therefor shall deliver such Collateral to the Collateral Agent or in accordance with the Collateral Agent’s instructions. In addition, the Collateral Agent shall also have the power and authority hereunder to appoint such other sub-agents as may be necessary or required under applicable state law or otherwise to perform its duties and enforce its rights with respect to the Collateral and under the Loan Documents. Each Loan Party by its execution and delivery of this Agreement hereby consents to the foregoing.

Section 10.10 No Reliance on any Agent’s Customer Identification Program. Each Lender acknowledges and agrees that neither such Lender, nor any of its Affiliates, participants or assignees, may rely on any Agent to carry out such Lender’s, Affiliate’s, participant’s or assignee’s customer identification program, or other requirements imposed by the USA PATRIOT Act or the regulations issued thereunder, including the regulations set forth in 31 C.F.R. §§ 1010.100(yy), (iii), 1020.100, and 1020.220 (formerly 31 C.F.R. § 103.121), as hereafter amended or replaced (“CIP Regulations”), or any other Anti-Money Laundering Laws, including any programs involving any of the following items relating to or in connection with any of the Loan Parties, their Affiliates or their agents, the Loan Documents or the transactions hereunder or contemplated hereby: (1) any identity verification procedures, (2) any recordkeeping, (3) comparisons with government lists, (4) customer notices or (5) other procedures required under the CIP Regulations or other regulations issued under the USA PATRIOT Act. Each Lender, Affiliate, participant or assignee subject to Section 326 of the USA PATRIOT Act will perform the measures necessary to satisfy its own responsibilities under the CIP Regulations.

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Section 10.11 No Third Party Beneficiaries. The provisions of this Article are solely for the benefit of the Secured Parties (except with respect to the Collateral Agent’s obligation to release liens under Section 10.08(b) and except with respect to Section 10.07), and no Loan Party shall have rights as a third-party beneficiary of any of such provisions (except as expressly set forth in this Section 10.11).

Section 10.12 No Fiduciary Relationship. It is understood and agreed that the use of the term “agent” herein or in any other Loan Document (or any other similar term) with reference to any Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

Section 10.13 Reports; Confidentiality; Disclaimers. By becoming a party to this Agreement, each Lender:

(a) is deemed to have requested that each Agent furnish such Lender, promptly after it becomes available, a copy of each field audit or examination report with respect to the Parent or any of its Subsidiaries (each, a “Report”) prepared by or at the request of such Agent, and each Agent shall so furnish each Lender with each such Report,

(b) expressly agrees and acknowledges that the Agents (i) do not make any representation or warranty as to the accuracy of any Reports, and (ii) shall not be liable for any information contained in any Reports,

(c) expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that any Agent or other party performing any audit or examination will inspect only specific information regarding the Parent and its Subsidiaries and will rely significantly upon the Parent’s and its Subsidiaries’ books and records, as well as on representations of their personnel,

(d) agrees to keep all Reports and other material, non-public information regarding the Parent and its Subsidiaries and their operations, assets, and existing and contemplated business plans in a confidential manner in accordance with Section 12.19, and

(e) without limiting the generality of any other indemnification provision contained in this Agreement, agrees: (i) to hold any Agent and any other Lender preparing a Report harmless from any action the indemnifying Lender may take or fail to take or any conclusion the indemnifying Lender may reach or draw from any Report in connection with any loans or other credit accommodations that the indemnifying Lender has made or may make to the Borrower, or the indemnifying Lender’s participation in, or the indemnifying Lender’s purchase of, a loan or loans of the Borrower, and (ii) to pay and protect, and indemnify, defend and hold any Agent and any other Lender preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including, attorneys’ fees and costs) incurred by any such Agent and any such other Lender preparing a Report as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

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Section 10.14 Collateral Custodian. Upon the occurrence and during the continuance of any Default or Event of Default, the Collateral Agent or its designee may at any time and from time to time employ and maintain on the premises of any Loan Party a custodian selected by the Collateral Agent or its designee who shall have full authority to do all acts necessary to protect the Agents’ and the Lenders’ interests. Each Loan Party hereby agrees to, and to cause its Subsidiaries to, cooperate with any such custodian and to do whatever the Collateral Agent or its designee may reasonably request to preserve the Collateral. All reasonable and documented out-of-pocket costs and expenses incurred by the Collateral Agent or its designee by reason of the employment of the custodian shall be the responsibility of the Borrower and charged to the Loan Account.

Section 10.15 Intercreditor Agreement. Each Lender hereby grants to the Collateral Agent all requisite authority to enter into or otherwise become bound by, and to perform its obligations and exercise its rights and remedies under and in accordance with the terms of, the Intercreditor Agreement and to bind the Lenders thereto by the Collateral Agent’s entering into or otherwise becoming bound thereby, and no further consent or approval on the part of any Lender is or will be required in connection with the performance by the Collateral Agent of the Intercreditor Agreement.

Section 10.16 Collateral Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Collateral Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether any Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Secured Parties (including any claim for the compensation, expenses, disbursements and advances of the Secured Parties and their respective agents and counsel and all other amounts due to the Secured Parties hereunder and under the other Loan Documents) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Secured Party to make such payments to the Collateral Agent and, in the event that the Collateral Agent shall consent to the making of such payments directly to the Secured Parties, to pay to the Collateral Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Collateral Agent and its agents and counsel, and any other amounts due the Collateral Agent hereunder and under the other Loan Documents.

Section 10.17 Erroneous Distribution. If all or any part of any payment or other distribution by or on behalf of the Administrative Agent to the Borrower, any Lender, or any other Person is determined by the Administrative Agent in its sole discretion to have been made in error as determined by the Administrative Agent (any such distribution, an “Erroneous Distribution”), then the Borrower, Lender, or other Person shall forthwith on written demand (accompanied by a reasonably detailed calculation of such Erroneous Distribution) repay to the Administrative Agent the amount of such Erroneous Distribution received by such Person. Any determination by the Administrative Agent, in its sole discretion, that all or a portion of any distribution to the Borrower, any Lender, or any other Person was an Erroneous Distribution shall be conclusive absent manifest error. The Borrower, each Lender, and each other potential recipient of an Erroneous Distribution hereunder waives any claim of discharge for value and any other claim of entitlement to, or in respect of, any Erroneous Distribution.

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ARTICLE XI

GUARANTY

Section 11.01 Guaranty. Each Guarantor hereby jointly and severally and unconditionally and irrevocably guarantees the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Obligations of the Borrower now or hereafter existing under any Loan Document, whether for principal, interest (including, without limitation, all interest that accrues after the commencement of any Insolvency Proceeding of the Borrower, whether or not a claim for post-filing interest is allowed in such Insolvency Proceeding), fees, commissions, expense reimbursements, indemnifications or otherwise (such obligations, to the extent not paid by the Borrower, being the “Guaranteed Obligations”), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) incurred by the Secured Parties in enforcing any rights under the guaranty set forth in this Article XI. Without limiting the generality of the foregoing, each Guarantor’s liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Borrower to the Secured Parties under any Loan Document but for the fact that they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving the Borrower. Notwithstanding any of the foregoing, Guaranteed Obligations shall not include any Excluded Swap Obligations. In no event shall the obligation of any Guarantor hereunder exceed the maximum amount such Guarantor could guarantee under any Debtor Relief Law.

Section 11.02 Guaranty Absolute. Each Guarantor jointly and severally guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Loan Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Secured Parties with respect thereto. Each Guarantor agrees that this Article XI constitutes a guaranty of payment when due and not of collection and waives any right to require that any resort be made by any Agent or any Lender to any Collateral. The obligations of each Guarantor under this Article XI are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against each Guarantor to enforce such obligations, irrespective of whether any action is brought against any Loan Party or whether any Loan Party is joined in any such action or actions. The liability of each Guarantor under this Article XI shall be irrevocable, absolute and unconditional irrespective of, and each Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

(a) any lack of validity or enforceability of any Loan Document or any agreement or instrument relating thereto;

(b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Loan Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Loan Party or otherwise;

(c) any taking, exchange, release or non-perfection of any Collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

(d) the existence of any claim, set-off, defense or other right that any Guarantor may have at any time against any Person, including, without limitation, any Secured Party;

(e) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Loan Party; or

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(f) any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by the Secured Parties that might otherwise constitute a defense (other than a defense of payment) available to, or a discharge of, any Loan Party or any other guarantor or surety.

This Article XI shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by Secured Parties or any other Person upon the insolvency, bankruptcy or reorganization of the Borrower or otherwise, all as though such payment had not been made.

Section 11.03 Waiver. Each Guarantor hereby waives (i) promptness and diligence, (ii) notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Article XI and any requirement that the Secured Parties exhaust any right or take any action against any Loan Party or any other Person or any Collateral, (iii) any right to compel or direct any Secured Party to seek payment or recovery of any amounts owed under this Article XI from any one particular fund or source or to exhaust any right or take any action against any other Loan Party, any other Person or any Collateral, (iv) any requirement that any Secured Party protect, secure, perfect or insure any security interest or Lien on any property subject thereto or exhaust any right to take any action against any Loan Party, any other Person or any Collateral, and (v) any other defense available to any Guarantor (other than a defense of payment). Each Guarantor agrees that the Secured Parties shall have no obligation to marshal any assets in favor of any Guarantor or against, or in payment of, any or all of the Obligations. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this Section 11.03 is knowingly made in contemplation of such benefits. Each Guarantor hereby waives any right to revoke this Article XI, and acknowledges that this Article XI is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

Section 11.04 Continuing Guaranty; Assignments. This Article XI is a continuing guaranty and shall (a) remain in full force and effect until the later of the cash payment in full of the Guaranteed Obligations (other than Contingent Loan Obligations) and all other amounts payable under this Article XI and the Final Maturity Date, (b) be binding upon each Guarantor, its successors and assigns and (c) inure to the benefit of and be enforceable by the Secured Parties and their successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing clause (c), any Lender may pledge, assign or otherwise transfer all or any portion of its rights and obligations under this Agreement (including, without limitation, all or any portion of its Commitments or its Loans owing to it) to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted such Lender herein or otherwise, in each case as provided in, and subject to the terms and conditions of, Section 12.07.

Section 11.05 Subrogation. Unless and until all of the Guaranteed Obligations and all other amounts payable under this Article XI have been paid in full in cash and the Final Maturity Date shall have occurred, no Guarantor will exercise any rights that it may now or hereafter acquire against any Loan Party or any other guarantor that arise from the existence, payment, performance or enforcement of such Guarantor’s obligations under this Article XI, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Secured Parties against any Loan Party or any other guarantor or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Loan Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations (other than Contingent Loan Obligations) and all other amounts payable under this Article XI shall have been paid in full in cash and the Final Maturity Date shall have occurred. If any amount shall be paid to any Guarantor in violation of the immediately preceding sentence at any time prior to the later of the payment in full in cash of the Guaranteed

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Obligations (other than Contingent Loan Obligations) and all other amounts payable under this Article XI and the Final Maturity Date, such amount shall be held in trust for the benefit of the Secured Parties and shall forthwith be paid to the Secured Parties to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Article XI, whether matured or unmatured, in accordance with the terms of this Agreement, or to be held as Collateral for any Guaranteed Obligations or other amounts payable under this Article XI thereafter arising. If (i) any Guarantor shall make payment to the Secured Parties of all or any part of the Guaranteed Obligations, (ii) all of the Guaranteed Obligations and all other amounts payable under this Article XI shall be paid in full in cash and (iii) the Final Maturity Date shall have occurred, the Secured Parties will, at such Guarantor’s request and expense, execute and deliver to such Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to such Guarantor of an interest in the Guaranteed Obligations resulting from such payment by such Guarantor.

Section 11.06 Contribution. All Guarantors desire to allocate among themselves, in a fair and equitable manner, their obligations arising under this Guaranty. Accordingly, in the event any payment or distribution is made on any date by a Guarantor under this Guaranty such that its Aggregate Payments exceeds its Fair Share as of such date, such Guarantor shall be entitled to a contribution from each of the other Guarantors in an amount sufficient to cause each Guarantor’s Aggregate Payments to equal its Fair Share as of such date. “Fair Share” means, with respect to any Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Guarantor, to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Guarantors multiplied by, (b) the aggregate amount paid or distributed on or before such date by all Guarantors under this Guaranty in respect of the Guaranteed Obligations. “Fair Share Contribution Amount” means, with respect to any Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Guarantor under this Guaranty that would not render its obligations hereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Code or any comparable applicable provisions of state law; provided, solely for purposes of calculating the “Fair Share Contribution Amount” with respect to any Guarantor for purposes of this Section 11.06, any assets or liabilities of such Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Guarantor. “Aggregate Payments” means, with respect to any Guarantor as of any date of determination, an amount equal to (A) the aggregate amount of all payments and distributions made on or before such date by such Guarantor in respect of this Guaranty (including, without limitation, in respect of this Section 11.06), minus (B) the aggregate amount of all payments received on or before such date by such Guarantor from the other Guarantors as contributions under this Section 11.06. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Guarantor. The allocation among Guarantors of their obligations as set forth in this Section 11.06 shall not be construed in any way to limit the liability of any Guarantor hereunder. Each Guarantor is a beneficiary to the contribution agreement set forth in this Section 11.06.

Section 11.07 Financial Assistance. This Agreement does not apply to any liability to the extent that it would result in this Guaranty constituting unlawful financial assistance within the meaning of sections 678 or 679 of the Companies Act 2006 of the United Kingdom or any equivalent and applicable provisions under the laws of the jurisdiction of incorporation of the English Loan Parties.

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ARTICLE XII

MISCELLANEOUS

Section 12.01 Notices, Etc.

(a) Notices Generally. All notices and other communications provided for hereunder shall be in writing and shall be delivered by hand, sent by registered or certified mail (postage prepaid, return receipt requested), overnight courier, or telecopier. In the case of notices or other communications to any Loan Party, Administrative Agent or the Collateral Agent, as the case may be, they shall be sent to the respective address set forth below (or, as to each party, at such other address as shall be designated by such party in a written notice to the other parties complying as to delivery with the terms of this Section 12.01):

(i) if to any Loan Party, to Parent at:

Turtle Beach Corporation

44 South Broadway, 4th Floor

White Plains, NY 10601

Attention: Chief Financial Officer

Telephone: (858) 914-4461

Email: jhanson@turtlebeach.com

with a copy to:

Dechert LLP

1095 Avenue of the Americas,

New York, NY 10036-6797

Attn: Alon Goldberger, Stephen Leitzell

Telephone: (212) 698-3693, (215) 994-2621

Email: Alon.Goldberger@dechert.com, stephen.leitzell@dechert.com if to the Administrative Agent or the Collateral Agent, to it at the following address:

Blue Torch Finance LLC

c/o Blue Torch Capital LP

150 East 58th Street, 39th Floor

New York, New York 10155

Email: BlueTorchAgency@alterdomus.com

with a copy to:

SEI – Blue Torch Capital Loan Ops

1 Freedom Valley Drive

Oaks, Pennsylvania 19456

Telecopier: (469) 709-1839

Email: bluetorch.loanops@seic.com

in each case, with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Attention: Leonard Klingbaum

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Email: leonard.klingbaum@ropesgray.com

Telephone: (212) 596-9747

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Attention: Milap Patel

Email: Milap.patel@ropesgray.com

Telephone: (617) 951-7812

All notices or other communications sent in accordance with this Section 12.01, shall be deemed received on the earlier of the date of actual receipt or three (3) Business Days after the deposit thereof in the mail; provided, that (i) notices sent by overnight courier service shall be deemed to have been given when received and (ii) notices by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient), provided, further that notices to any Agent pursuant to Article II shall not be effective until received by such Agent.

(b) Electronic Communications.

(i) Each Agent and the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e mail and Internet or intranet websites) pursuant to procedures approved by the Agents, provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified the Agents that it is incapable of receiving notices under such Article by electronic communication.

(ii) Unless the Administrative Agent otherwise prescribes, (A) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), and (B) notices or communications posted to an internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (A), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (A) and (B) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

Section 12.02 Amendments, Etc. (a) No amendment or waiver of any provision of this Agreement or any other Loan Document (excluding the Fee Letter), and no consent to any departure by any Loan Party therefrom, shall in any event be effective unless the same shall be in writing and signed (x) in the case of an amendment, consent or waiver to cure any ambiguity, omission, defect or inconsistency or granting a new Lien for the benefit of the Agents and the Lenders or extending an existing Lien over additional property, by the Agents and the Borrower, (y) in the case of any other waiver or consent, by the Required Lenders (or by the Collateral Agent with the consent of the Required Lenders) and (z) in the case of any other amendment, by the Required Lenders (or by the Collateral Agent with the consent of the Required Lenders) and the Borrower, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no amendment, waiver or consent shall:

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(i) increase the Commitment of any Lender, reduce the principal of, or interest on, the Loans payable to any Lender, reduce the amount of any fee payable for the account of any Lender, or postpone or extend any scheduled date fixed for any payment of principal of, or interest or fees on, the Loans payable to any Lender, in each case, without the written consent of such Lender (except (1) in connection with the waiver of default rate interest (which shall be effective with the consent of the Required Lenders) and (2) in connection with any waiver or postponement of all or any portion of any mandatory payment (which shall be effective with the consent of the Required Lenders);

(ii) increase the Total Commitment without the written consent of each Lender directly affected thereby;

(iii) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Loans that is required for the Lenders or any of them to take any action hereunder without the written consent of each Lender directly affected thereby;

(iv) amend the definition of “Required Lenders” or “Pro Rata Share” without the written consent of each Lender;

(v) release all or a substantial portion of the Collateral (except as otherwise provided in this Agreement and the other Loan Documents), subordinate any Lien granted in favor of the Collateral Agent for the benefit of the Agents and the Lenders, or release the Borrower or any Guarantor (except in connection with a Disposition of the Equity Interests thereof permitted by Section 7.02(c)(ii)), in each case, without the written consent of each Lender; provided, that the Required Lenders may elect to release all or a substantial portion of the Collateral without the requirement to obtain the written consent of each Lender if such release is in connection with (x) an exercise of remedies by the Collateral Agent at the direction of the Required Lenders pursuant to Section 9.01 or (y) any Disposition of all or a substantial portion of the Collateral by one or more of the Loan Parties with the consent of the Required Lenders after the occurrence and during the continuance of an Event of Default so long as such Disposition is conducted in a commercially reasonable manner as if such Disposition were a disposition of collateral by a secured creditor in accordance with Article 9 of the UCC;

(vi) amend, modify or waive Section 4.02, Section 4.03 or this Section 12.02 of this Agreement without the written consent of each Lender;

(b) Notwithstanding anything to the contrary in Section 12.02(a):

(i) no amendment, waiver or consent shall, unless in writing and signed by an Agent, affect the rights or duties of such Agent (but not in its capacity as a Lender) under this Agreement or the other Loan Documents;

(ii) any amendment, waiver or consent to any provision of this Agreement (including Sections 4.01 and 4.02) that permits any Loan Party, any Permitted Holder or other equity holder of the Parent or any of their respective Affiliates to purchase Loans on a non-pro rata basis, become an eligible assignee pursuant to Section 12.07 and/or make offers to make optional prepayments on a non-pro rata basis shall require the prior written consent of the Required Lenders rather than the prior written consent of each Lender directly affected thereby;

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(iii) any Security Document may be amended, waived or otherwise modified with the consent of the applicable Agent and the applicable Loan Party without the need to obtain the consent of any Lender or any other Person if such amendment, modification, supplement or waiver is delivered in order (A) to comply with local Requirements of Law (including foreign law or regulatory requirements) or advice of local counsel, (B) to cure any ambiguity, inconsistency, omission, mistake or defect or (C) to cause such Security Document to be consistent with this Agreement and the other Loan Documents, and if the Administrative Agent and the Borrower shall have jointly identified an ambiguity, inconsistency, omission, mistake or defect, in each case, in any provision of any Loan Document (other than a Security Document), then the Administrative Agent and the Borrower shall be permitted to amend such provision; any amendment, waiver or modification pursuant to this paragraph shall become effective without any further action or consent of any other party to any Loan Document if the same is not objected to in writing by the Required Lenders within five (5) Business Days following receipt of notice thereof;

(iv) no consent of any Loan Party shall be required to change any order of priority set forth in Section 2.05(d) and Section 4.03; and

(v) the Administrative Agent and the Borrower may enter into an amendment to this Agreement pursuant to Section 2.07(g) to reflect an alternate service or index rate and such other related changes to this Agreement as may be applicable;

(vi) no Loan Party, Permitted Holder, any equity holder of the Parent, or any of their respective Affiliates that is a Lender shall have any right to approve or disapprove any amendment, waiver or consent under the Loan Documents and any Loans held by such Person for purposes hereof shall be automatically deemed to be voted pro rata according to the Loans of all other Lenders in the aggregate (other than such Loan Party, Permitted Holder, any equity holder of the Parent or Affiliate).

(c) If any action to be taken by the Lenders hereunder requires the consent, authorization, or agreement of all of the Lenders or any Lender affected thereby, and a Lender (the “Holdout Lender”) fails to give its consent, authorization or agreement when the Required Lenders have delivered such consent, authorization or agreement, then the Borrower, upon at least five (5) Business Days prior irrevocable notice to the Holdout Lender, may permanently replace the Holdout Lender with one or more substitute lenders (each, a “Replacement Lender”), and the Holdout Lender shall have no right to refuse to be replaced hereunder. Such notice to replace the Holdout Lender shall specify an effective date for such replacement, which date shall not be later than 15 Business Days after the date such notice is given. Prior to the effective date of such replacement, the Holdout Lender and each Replacement Lender shall execute and deliver an Assignment and Acceptance, subject only to the Holdout Lender being repaid its share of the outstanding Obligations without any premium or penalty of any kind whatsoever. If the Holdout Lender shall refuse or fail to execute and deliver any such Assignment and Acceptance prior to the effective date of such replacement, the Holdout Lender shall be deemed to have executed and delivered such Assignment and Acceptance. The replacement of any Holdout Lender shall be made in accordance with the terms of Section 12.07. Until such time as the Replacement Lenders shall have acquired all of the Obligations, the Commitments, and the other rights and obligations of the Holdout Lender hereunder and under the other Loan Documents, the Holdout Lender shall remain obligated to make its Pro Rata Share of Loans.

Section 12.03 No Waiver; Remedies, Etc. No failure on the part of any Agent or any Lender to exercise, and no delay in exercising, any right hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right under any Loan Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Agents and the Lenders provided herein and in the other Loan Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Agents and the Lenders under any Loan Document against any party thereto are not conditional or contingent on any attempt by the Agents and the Lenders to exercise any of their rights under any other Loan Document against such party or against any other Person.

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Section 12.04 Expenses; Taxes; Attorneys’ Fees. The Borrower will promptly (and, in any event, within ten (10) Business Days of written demand), all reasonable and documented out-of-pocket costs and expenses incurred by or on behalf of each Agent (and, in the case of clauses (b) through (m) below, each Lender), regardless of whether the transactions contemplated hereby are consummated, including, without limitation, reasonable and documented out-of-pocket fees, costs, client charges and expenses of one primary counsel for the Agents and the Lenders taken as a whole, and, if necessary, one local counsel for the Agents and the Lenders (taken as a whole) in each relevant jurisdiction (including any relevant jurisdiction outside the United Stated) and, solely if an actual or perceived conflict of interest arises, the reasonable and documented out-of-pocket fees, costs, client charges and expenses of one additional conflicts counsel in each relevant jurisdiction to each group of affected Lenders and Agents, accounting, due diligence, periodic field audits, physical counts, valuations, investigations, searches and filings, monitoring of assets, appraisals of Collateral, the rating of the Loans, title searches and reviewing environmental assessments, miscellaneous disbursements, examination, travel, lodging and meals (to the extent permitted herein) arising from or relating to: (a) the negotiation, preparation, execution, delivery, performance and administration of this Agreement and the other Loan Documents (including, without limitation, the preparation of any additional Loan Documents pursuant to Section 7.01(b) or the review of any of the agreements, instruments and documents referred to in Section 7.01(f)), (b) any requested amendments, waivers or consents to this Agreement or the other Loan Documents whether or not such documents become effective or are given, (c) the preservation and protection of the Agents’ or any of the Lenders’ rights under this Agreement or the other Loan Documents, (d) the defense of any claim or action asserted or brought against any Agent or any Lender by any Person that arises from or relates to this Agreement, any other Loan Document, the Agents’ or the Lenders’ claims against any Loan Party, or any and all matters in connection therewith, (e) the commencement or defense of, or intervention in, any court proceeding arising from or related to this Agreement or any other Loan Document, (f) the filing of any petition, complaint, answer, motion or other pleading by any Agent or any Lender, or the taking of any action in respect of the Collateral or other security, in connection with this Agreement or any other Loan Document, (g) the protection, collection, lease, sale, taking possession of or liquidation of, any Collateral or other security in connection with this Agreement or any other Loan Document, (h) any attempt to enforce any Lien or security interest in any Collateral or other security in connection with this Agreement or any other Loan Document, (i) any attempt to collect from any Loan Party, (j) any Environmental Claim, Environmental Liability or Remedial Action arising from or in connection with the past, present or future operations of, or any property currently, formerly or in the future owned, leased or operated by, any Loan Party, any of its Subsidiaries or any predecessor in interest, (k) any Environmental Lien, (l) the rating of the Loans by one or more rating agencies in connection with any Lender’s Securitization, or (m) the receipt by any Agent or any Lender of any advice from professionals with respect to any of the foregoing. Without limitation of the foregoing or any other provision of any Loan Document: (x) the Borrower agrees to pay all broker fees that may become due in connection with the transactions contemplated by this Agreement and the other Loan Documents and (y) if the Borrower fails to perform any covenant or agreement contained herein or in any other Loan Document, any Agent may itself perform or cause performance of such covenant or agreement, and the expenses of such Agent incurred in connection therewith shall be reimbursed on demand by the Borrower. The obligations of the Borrower under this Section 12.04 shall survive the repayment of the Obligations and discharge of any Liens granted under the Loan Documents. This Section 12.04 shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

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Section 12.05 Right of Set-off. Upon the occurrence and during the continuance of any Event of Default, any Agent or any Lender may, and is hereby authorized to, at any time and from time to time, without notice to any Loan Party (any such notice being expressly waived by the Loan Parties) and to the fullest extent permitted by law, set off and apply any and all deposits (general or special, time or demand, provisional or final, but excluding (a) accounts specifically and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of any Loan Party’s employees and (b) trust or tax withholding accounts) at any time held and other Indebtedness at any time owing by such Agent or such Lender or any of their respective Affiliates to or for the credit or the account of any Loan Party against any and all obligations of the Loan Parties either now or hereafter existing under any Loan Document, irrespective of whether or not such Agent or such Lender shall have made any demand hereunder or thereunder and although such obligations may be contingent or unmatured. Each Agent and each Lender agrees to notify such Loan Party promptly after any such set-off and application made by such Agent or such Lender or any of their respective Affiliates; provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Agents and the Lenders under this Section 12.05 are in addition to the other rights and remedies (including other rights of set-off) which the Agents and the Lenders may have under this Agreement or any other Loan Documents of law or otherwise.

Section 12.06 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 12.07 Assignments and Participations.

(a) This Agreement and the other Loan Documents shall be binding upon and inure to the benefit of each Loan Party and each Agent and each Lender and their respective successors and assigns; provided, however, that none of the Loan Parties may assign or transfer any of its rights hereunder or under the other Loan Documents without the prior written consent of each Lender and any such assignment without the Lenders’ prior written consent shall be null and void.

(b) Subject to the conditions set forth in clause (c) below, each Lender may assign to one or more other lenders or other entities all or a portion of its rights and obligations under this Agreement with respect to all or a portion of its Term Loan Commitment and any Term Loan made by it with the written consent of the Collateral Agent; provided, however, that no written consent of the Collateral Agent or the Administrative Agent shall be required (A) in connection with any assignment by a Lender to a Lender, an Affiliate of such Lender or a Related Fund of such Lender or (B) if such assignment is in connection with any merger, consolidation, sale, transfer, or other disposition of all or any substantial portion of the business or loan portfolio of such Lender.

(c) Assignments shall be subject to the following additional conditions:

(i) Each such assignment shall be in an amount which is at least $5,000,000 or a multiple of $1,000,000 in excess thereof (or the remainder of such Lender’s Commitment) (except such minimum amount shall not apply to an assignment by a Lender to (A) a Lender, an Affiliate of such Lender or a Related Fund of such Lender or (B) a group of new Lenders, each of whom is an Affiliate or Related Fund of each other to the extent the aggregate amount to be assigned to all such new Lenders is at least $5,000,000 or a multiple of $1,000,000 in excess thereof);

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(ii) The parties to each such assignment shall execute and deliver to the Collateral Agent (and the Administrative Agent, if applicable), for its acceptance, an Assignment and Acceptance, together with any promissory note subject to such assignment and such parties shall deliver to the Collateral Agent, for the benefit of the Administrative Agent, a processing and recordation fee of $5,000 (except the payment of such fee shall not be required in connection with an assignment by a Lender to a Lender, an Affiliate of such Lender or a Related Fund of such Lender) and all documentation and other information that such Lender reasonably requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering or terrorist financing rules and regulations, including the USA PATRIOT Act; and

(iii) No such assignment shall be made to any Loan Party, any Permitted Holder or other equity holder of the Parent or any of their respective Affiliates.

(d) Upon such execution, delivery and acceptance, from and after the effective date specified in each Assignment and Acceptance and recordation on the Register, which effective date shall be at least three (3) Business Days after the delivery thereof to the Collateral Agent (or such shorter period as shall be agreed to by the Collateral Agent and the parties to such assignment), (A) the assignee thereunder shall become a “Lender” hereunder and, in addition to the rights and obligations hereunder held by it immediately prior to such effective date, have the rights and obligations hereunder that have been assigned to it pursuant to such Assignment and Acceptance and (B) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto).

(e) By executing and delivering an Assignment and Acceptance, the assigning Lender and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, the assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or any other Loan Document or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other Loan Document furnished pursuant hereto; (ii) the assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Loan Party or any of its Subsidiaries or the performance or observance by any Loan Party of any of its obligations under this Agreement or any other Loan Document furnished pursuant hereto; (iii) such assignee confirms that it has received a copy of this Agreement and the other Loan Documents, together with such other documents and information it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (iv) such assignee will, independently and without reliance upon the assigning Lender, any Agent or any Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Loan Documents; (v) such assignee appoints and authorizes the Agents to take such action as agents on its behalf and to exercise such powers under this Agreement and the other Loan Documents as are delegated to the Agents by the terms hereof and thereof, together with such powers as are reasonably incidental hereto and thereto; and (vi) such assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of this Agreement and the other Loan Documents are required to be performed by it as a Lender.

(f) The Administrative Agent shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain, or cause to be maintained at the Payment Office, a copy of each Assignment and Acceptance delivered to and accepted by it and a register (the “Register”) for the recordation of the names and addresses of the Lenders and the Commitments of, and the principal amount of the Loans (and stated interest thereon) owing to each Lender from time to time. The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Agents and the Lenders shall treat each Person whose name is recorded in the Register as a Lender

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hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender at any reasonable time and from time to time upon reasonable prior notice. The parties intend that any interest in or with respect to the Loans under this Agreement be treated as being issued and maintained in “registered form” within the meaning of Sections 163(f), 871(h)(2), and 881(c)(2) of the Code and any regulations thereunder (and any successor provisions), including without limitation under United States Treasury Regulations Section 5f.103-1(c) and Proposed Regulations Section 1.163-5 (and any successor provisions), and the provisions of this Agreement shall be construed in a manner that gives effect to such intent.

(g) Upon receipt by the Administrative Agent of a completed Assignment and Acceptance, and subject to any consent required from the Administrative Agent or the Collateral Agent pursuant to Section 12.07(b) (which consent of the applicable Agent must be evidenced by such Agent’s execution of an acceptance to such Assignment and Acceptance), the Administrative Agent shall accept such assignment, record the information contained therein in the Register (as adjusted to reflect any principal payments on or amounts capitalized and added to the principal balance of the Loans and/or Commitment reductions made subsequent to the effective date of the applicable assignment, as confirmed in writing by the corresponding assignor and assignee in conjunction with delivery of the assignment to the Administrative Agent) and provide to the Collateral Agent a copy of the fully executed Assignment and Acceptance.

(h) A Loan (and the note, if any, evidencing the same) may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register (and each note shall expressly so provide). Any assignment or sale of all or part of such Loan (and the note, if any, evidencing the same) may be effected only by registration of such assignment or sale on the Register, together with the surrender of the note, if any, evidencing the same duly endorsed by (or accompanied by a written instrument of assignment or sale duly executed by) the holder of such note, whereupon, at the request of the designated assignee(s) or transferee(s), one or more new notes in the same aggregate principal amount shall be issued to the designated assignee(s) or transferee(s).

(i) If any Lender sells participations in a Loan, such Lender shall, acting for this purpose as a non-fiduciary agent on behalf of the Borrower, maintain, or cause to be maintained, a register, on which it enters the name of all participants in the Loans held by it and the principal amount (and stated interest thereon) of the portion of the Loan that is the subject of the participation (the ”Participant Register”). A Loan (and the note, if any, evidencing the same) may be participated in whole or in part only by registration of such participation on the Participant Register (and each note shall expressly so provide). Any participation of such Loan (and the note, if any, evidencing the same) may be effected only by the registration of such participation on the Participant Register. The Participant Register shall be available for inspection by the Borrower and any Lender at any reasonable time and from time to time upon reasonable prior notice; provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under the Code or Treasury Regulations, including without limitation Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive and binding for all purposes, absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement. This Section 12.07(i) shall be construed so that all Loans are at all times maintained in “registered form” within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Internal Revenue Code and any related Treasury Regulations (or any other relevant, successor or amended provisions of the Internal Revenue Code or of such Treasury Regulations).

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(j) Any Foreign Lender who purchases or is assigned or participates in any portion of such Loan shall comply with Section 2.09(d).

(k) Each Lender may sell participations to one or more banks or other entities in or to all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including, without limitation, all or a portion of its Commitments and the Loans made by it); provided, that (i) such Lender’s obligations under this Agreement (including without limitation, its Commitments hereunder) and the other Loan Documents shall remain unchanged; (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and the other Loan Documents; and (iii) a participant shall not be entitled to require such Lender to take or omit to take any action hereunder except, to the extent requiring the consent of each affected Lender or all Lenders under Section 12.02, (A) action directly effecting an extension of the maturity dates or decrease in the principal amount of the Loans, (B) action directly effecting an extension of the due dates or a decrease in the rate of interest payable on the Loans or the fees payable under this Agreement, or (C) actions directly effecting a release of all or a substantial portion of the Collateral or any Loan Party (except as set forth in Section 10.08 of this Agreement or any other Loan Document). The Loan Parties agree that each participant shall be entitled to the benefits of Section 2.09 and Section 2.10 (subject to the requirements and limitations therein) of this Agreement with respect to its participation in any portion of the Commitments and the Loans as if it were a Lender; provided that such participant (i) agrees to be subject to the provisions of Section 2.12 as if it were an assignee under paragraph (b) of this Section; and (ii) shall not be entitled to receive any greater payment under Section 2.09 and Section 2.10, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.12(b) with respect to any Participant.

(l) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or loans made to, or other indebtedness issued by, such Lender pursuant to a securitization transaction (including any structured warehouse credit facility, collateralized loan obligation transaction or similar facility or transaction, and including any further securitization of the indebtedness or equity issued under such a transaction) (a “Securitization”); provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. The Loan Parties shall cooperate with such Lender and its Affiliates to effect a Securitization, including, without limitation, by providing such information as may be reasonably requested by such Lender in connection with the rating of its Loans or any Securitization.

Section 12.08 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by telecopier or electronic mail shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telecopier or electronic mail also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement. The foregoing shall apply to each other Loan Document mutatis mutandis.

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Section 12.09 GOVERNING LAW. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (UNLESS EXPRESSLY PROVIDED TO THE CONTRARY IN ANOTHER LOAN DOCUMENT IN RESPECT OF SUCH OTHER LOAN DOCUMENT) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN THE STATE OF NEW YORK.

Section 12.10 CONSENT TO JURISDICTION; SERVICE OF PROCESS AND VENUE.

(a) ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK IN THE COUNTY OF NEW YORK OR OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH LOAN PARTY HEREBY IRREVOCABLY ACCEPTS IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS. EACH LOAN PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS AND IN ANY SUCH ACTION OR PROCEEDING BY ANY MEANS PERMITTED BY APPLICABLE LAW, INCLUDING, WITHOUT LIMITATION, BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO THE BORROWER AT ITS ADDRESS FOR NOTICES AS SET FORTH IN SECTION 12.01. EACH PARTY HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE AGENTS, THE LENDERS AND THE LOAN PARTIES TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. EACH PARTY HERETO HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE JURISDICTION OR LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT ANY PARTY HERETO HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

Section 12.11 WAIVER OF JURY TRIAL, ETC. EACH LOAN PARTY, EACH AGENT AND EACH LENDER HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM CONCERNING ANY RIGHTS UNDER THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS, OR UNDER ANY AMENDMENT, WAIVER, CONSENT, INSTRUMENT, DOCUMENT OR OTHER AGREEMENT DELIVERED OR WHICH IN THE FUTURE MAY BE DELIVERED IN CONNECTION THEREWITH, OR ARISING FROM ANY FINANCING RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT, AND AGREES THAT ANY SUCH ACTION, PROCEEDINGS OR COUNTERCLAIM SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. EACH LOAN PARTY, EACH AGENT AND EACH LENDER CERTIFIES THAT NO OFFICER, REPRESENTATIVE, AGENT OR ATTORNEY OF ANY AGENT OR ANY LENDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT ANY AGENT OR ANY LENDER WOULD NOT, IN THE EVENT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM, SEEK TO ENFORCE THE FOREGOING WAIVERS. EACH LOAN PARTY, EACH AGENT AND EACH LENDER HEREBY ACKNOWLEDGES THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE OTHER PARTIES HERETO TO ENTER INTO THIS AGREEMENT.

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Section 12.12 Consent by the Agents and Lenders. Except as otherwise expressly set forth herein to the contrary or in any other Loan Document, if the consent, approval, satisfaction, determination, judgment, acceptance or similar action (an “Action”) of any Agent or any Lender shall be permitted or required pursuant to any provision hereof or any provision of any other agreement to which any Loan Party is a party and to which any Agent or any Lender has succeeded thereto, such Action shall be required to be in writing and may be withheld or denied by such Agent or such Lender, in its sole discretion, with or without any reason, and without being subject to question or challenge on the grounds that such Action was not taken in good faith.

Section 12.13 No Party Deemed Drafter. Each of the parties hereto agrees that no party hereto shall be deemed to be the drafter of this Agreement.

Section 12.14 Reinstatement; Certain Payments. If any claim is ever made upon any Secured Party for repayment or recovery of any amount or amounts received by such Secured Party in payment or on account of any of the Obligations, such Secured Party shall give prompt notice of such claim to each other Agent and Lender and the Borrower, and if such Secured Party repays all or part of such amount by reason of (i) any judgment, decree or order of any court or administrative body having jurisdiction over such Secured Party or any of its property, or (ii) any good faith settlement or compromise of any such claim effected by such Secured Party with any such claimant, then and in such event each Loan Party agrees that (A) any such judgment, decree, order, settlement or compromise shall be binding upon it notwithstanding the cancellation of any Indebtedness hereunder or under the other Loan Documents or the termination of this Agreement or the other Loan Documents, and (B) it shall be and remain liable to such Secured Party hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by such Secured Party.

Section 12.15 Indemnification; Limitation of Liability for Certain Damages.

(a) In addition to each Loan Party’s other Obligations under this Agreement, each Loan Party agrees to, jointly and severally, defend, protect, indemnify and hold harmless each Secured Party and all of their respective Related Parties (collectively called the “Indemnitees”) from and against any and all losses, damages, liabilities, obligations, penalties, fees, reasonable and documented out-of-pocket costs and expenses (including, without limitation, (x) reasonable and documented out-of-pocket fees, costs and expenses of one counsel to all Indemnitees, taken as a whole, and, if reasonably necessary, one local counsel to all Indemnitees, taken as a whole, in any relevant jurisdiction, and, solely in the case of an actual or perceived conflict of interest, one additional counsel in each relevant jurisdiction to each group of affected Indemnitees similarly situated, taken as a whole) incurred by such Indemnitees, whether prior to or from and after the Effective Date, whether direct, indirect or consequential, as a result of or arising from or relating to or in connection with any of the following: (i) the negotiation, preparation, execution or performance or enforcement of this Agreement, any other Loan Document, of any Environmental Claim or any other document executed in connection with the transactions contemplated by this Agreement, (ii) any Agent’s or any Lender’s furnishing of funds to the Borrower under this Agreement or the other Loan Documents, including, without limitation, the management of any such Loans or the Borrower’s use of the proceeds thereof, (iii) the Agents and the Lenders relying on any instructions of the Borrower or the handling of the Loan Account and Collateral of the Borrower as herein provided, (iv) any matter relating to the financing transactions contemplated by this Agreement or the other Loan Documents or by any document executed in connection with the transactions contemplated by this Agreement or the other Loan Documents, or (v) any claim, including any Environmental litigation, investigation or proceeding relating to or arising out of any of the foregoing, whether or not any Indemnitee is a party thereto (collectively, the

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“Indemnified Matters”); provided, however, that the Loan Parties shall not have any obligation to any Indemnitee under this subsection (a) for any Indemnified Matter caused by (i) the bad faith, gross negligence or willful misconduct of such Indemnitee, as determined by a final non-appealable judgment of a court of competent jurisdiction, (ii) a material breach by any Agent or any Lender of its obligations under this Agreement or any other Loan Documents, or (iii) any dispute solely among the Lenders (other than any dispute involving a Lenders in its capacity as an agent or other similar role for the Loan Documents) and that does not involve or arise from an action or omission by any Borrower, any Guarantor or any of their respective Affiliates.

(b) The indemnification for all of the foregoing losses, damages, fees, costs and expenses of the Indemnitees set forth in this Section 12.15 shall be paid within ten (10) Business Days of written demand. To the extent that the undertaking to indemnify, pay and hold harmless set forth in this Section 12.15 may be unenforceable because it is violative of any law or public policy, each Loan Party shall, jointly and severally, contribute the maximum portion which it is permitted to pay and satisfy under applicable law, to the payment and satisfaction of all Indemnified Matters incurred by the Indemnitees.

(c) No party hereto shall assert, and each party hereto hereby waives, any claim against the other parties hereto and the Indemnitees, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, as a result of, or in any way related to, this Agreement or any other Loan Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and each party hereto hereby waives, releases and agrees not to sue upon any such claim or seek any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

(d) The indemnities and waivers set forth in this Section 12.15 shall survive the repayment of the Obligations and discharge of any Liens granted under the Loan Documents.

(e) This Section 12.15 shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc., arising from any non-Tax claim.

Section 12.16 Records. The unpaid principal of and interest on the Loans, the interest rate or rates applicable to such unpaid principal and interest, the duration of such applicability, the Commitments, and the accrued and unpaid fees payable pursuant to Section 2.06 hereof, shall at all times be ascertained from the records of the Agents, which shall be conclusive and binding absent manifest error.

Section 12.17 Binding Effect. This Agreement shall become effective when it shall have been executed by each Loan Party, each Agent and each initial Lender and when the conditions precedent set forth in Section 5.01 hereof have been satisfied or waived in writing by the Agents, and thereafter shall be binding upon and inure to the benefit of each Loan Party, each Agent and each Lender, and their respective successors and permitted assigns, except that the Loan Parties shall not have the right to assign their rights hereunder or any interest herein without the prior written consent of each Agent and each Lender, and any assignment by any Lender shall be governed by Section 12.07 hereof.

Section 12.18 Highest Lawful Rate. It is the intention of the parties hereto that each Agent and each Lender shall conform strictly to usury laws applicable to it. Accordingly, if the transactions contemplated hereby or by any other Loan Document would be usurious as to any Agent or any Lender under laws applicable to it (including the laws of the United States of America and the State of New York or any other jurisdiction whose laws may be mandatorily applicable to such Agent or such Lender

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notwithstanding the other provisions of this Agreement), then, in that event, notwithstanding anything to the contrary in this Agreement or any other Loan Document or any agreement entered into in connection with or as security for the Obligations, it is agreed as follows: (i) the aggregate of all consideration which constitutes interest under law applicable to any Agent or any Lender that is contracted for, taken, reserved, charged or received by such Agent or such Lender under this Agreement or any other Loan Document or agreements or otherwise in connection with the Obligations shall under no circumstances exceed the maximum amount allowed by such applicable law, any excess shall be canceled automatically and if theretofore paid shall be credited by such Agent or such Lender on the principal amount of the Obligations (or, to the extent that the principal amount of the Obligations shall have been or would thereby be paid in full, refunded by such Agent or such Lender, as applicable, to the Borrower); and (ii) in the event that the maturity of the Obligations is accelerated by reason of any Event of Default under this Agreement or otherwise, or in the event of any required or permitted prepayment, then such consideration that constitutes interest under law applicable to any Agent or any Lender may never include more than the maximum amount allowed by such applicable law, and excess interest, if any, provided for in this Agreement or otherwise shall, subject to the last sentence of this Section 12.18, be canceled automatically by such Agent or such Lender, as applicable, as of the date of such acceleration or prepayment and, if theretofore paid, shall be credited by such Agent or such Lender, as applicable, on the principal amount of the Obligations (or, to the extent that the principal amount of the Obligations shall have been or would thereby be paid in full, refunded by such Agent or such Lender to the Borrower). All sums paid or agreed to be paid to any Agent or any Lender for the use, forbearance or detention of sums due hereunder shall, to the extent permitted by law applicable to such Agent or such Lender, be amortized, prorated, allocated and spread throughout the full term of the Loans until payment in full so that the rate or amount of interest on account of any Loans hereunder does not exceed the maximum amount allowed by such applicable law. If at any time and from time to time (x) the amount of interest payable to any Agent or any Lender on any date shall be computed at the Highest Lawful Rate applicable to such Agent or such Lender pursuant to this Section 12.18 and (y) in respect of any subsequent interest computation period the amount of interest otherwise payable to such Agent or such Lender would be less than the amount of interest payable to such Agent or such Lender computed at the Highest Lawful Rate applicable to such Agent or such Lender, then the amount of interest payable to such Agent or such Lender in respect of such subsequent interest computation period shall continue to be computed at the Highest Lawful Rate applicable to such Agent or such Lender until the total amount of interest payable to such Agent or such Lender shall equal the total amount of interest which would have been payable to such Agent or such Lender if the total amount of interest had been computed without giving effect to this Section 12.18.

For purposes of this Section 12.18, the term “applicable law” shall mean that law in effect from time to time and applicable to the loan transaction between the Borrower, on the one hand, and the Agents and the Lenders, on the other, that lawfully permits the charging and collection of the highest permissible, lawful non-usurious rate of interest on such loan transaction and this Agreement, including laws of the State of New York and, to the extent controlling, laws of the United States of America.

The right to accelerate the maturity of the Obligations does not include the right to accelerate any interest that has not accrued as of the date of acceleration.

Section 12.19 Confidentiality. Each Agent and each Lender agrees (on behalf of itself and its Related Parties) to keep confidential, in accordance with its customary procedures for handling confidential information of this nature and in accordance with safe and sound practices of comparable commercial finance companies, any non-public information supplied to it by the Loan Parties pursuant to this Agreement or the other Loan Documents (which at the time is not, and does not thereafter become, publicly available or available to such Person from another source not known to be subject to a confidentiality obligation to such Person not to disclose such information), provided that nothing herein shall limit the disclosure by any Agent or any Lender of any such information (i) to its Affiliates, its Related

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Parties or the Related Parties of any Person described in clause (ii) or (iii) below) (it being understood that the Persons to whom such disclosure is made either will be informed of the confidential nature of such information and instructed to keep such information confidential in accordance with this Section 12.19); (ii) to any other party hereto; (iii) to any assignee or participant (or prospective assignee or participant) or any party to a Securitization, so long as such assignee or participant (or prospective assignee or participant) or party to a Securitization agrees, in writing, to be bound by or is otherwise subject to confidentiality provisions similar in substance to this Section 12.19; (iv) to the extent required by any Requirement of Law or judicial process or as otherwise requested by any Governmental Authority (in which case such Agent, Lender, or Related Party shall, unless prohibited by applicable Requirement of Law, notify the Loan Parties in advance of such disclosure, reasonably cooperate with the Loan Parties (or any of their respective Affiliates) in any efforts to oppose disclosure, and use reasonable efforts to ensure that such information will be accorded confidential treatment); (v) to the National Association of Insurance Commissioners or any similar organization, any examiner, auditor or accountant or any nationally recognized rating agency; (vi) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder (in which case such Agent, Lender or Related Party shall use reasonable efforts to ensure that such information will be accorded confidential treatment; provided, that such Secured Party will use its commercially reasonable efforts to maintain the confidentiality of such materials in proceedings); (viii) to any other Person if such information is general portfolio information that does not identity the Loan Parties, or (ix) with the consent of the Borrower. In addition, the Agents and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry and service providers to any Agent or any Lender in connection with the administration of this Agreement, the other Loan Documents and the Commitments.

Section 12.20 Public Disclosure. Each Loan Party agrees that neither it nor any of its Affiliates will now or in the future issue any press release or other public disclosure using the name of an Agent, any Lender or any of their respective Affiliates or referring to this Agreement or any other Loan Document without the prior written consent of such Agent or such Lender, except to the extent that such Loan Party or such Affiliate is required to do so under applicable law (in which event, such Loan Party or such Affiliate will consult with such Agent or such Lender before issuing such press release or other public disclosure); provided, that, no such consent or consultation shall be required for any disclosures required pursuant Requirement of Law applicable to SEC filings and related disclosures. Each Loan Party hereby authorizes each Agent and each Lender, after consultation with the Borrower, to advertise the closing of the transactions contemplated by this Agreement, and to make appropriate announcements of the financial arrangements entered into among the parties hereto, as such Agent or such Lender shall deem appropriate, including, without limitation, on a home page or similar place for dissemination of information on the Internet or worldwide web, or in announcements commonly known as tombstones, in such trade publications, business journals, newspapers of general circulation and to such selected parties as such Agent or such Lender shall deem appropriate.

Section 12.21 Integration. This Agreement, together with the other Loan Documents, reflects the entire understanding of the parties with respect to the transactions contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof.

Section 12.22 USA PATRIOT Act. Each Lender that is subject to the requirements of the USA PATRIOT Act hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies the entities composing the Borrower, which information includes the name and address of each such entity and other information that will allow such Lender to identify the entities composing the Borrower in accordance with the USA PATRIOT Act. Each Loan Party agrees to take such action and execute, acknowledge and deliver at its sole cost and expense, such instruments and documents as any Lender may reasonably require from time to time in order to enable such Lender to comply with the USA PATRIOT Act.

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Section 12.23 Judgment Currency. This is an international financial transaction in which the specification of a currency and payment in New York is of the essence. Dollars shall be the currency of account in the case of all payments pursuant to or arising under this Agreement or under any other Loan Document, and all such payments shall be made to the Administrative Agent’s Accounts in New York in immediately available funds. To the fullest extent permitted by applicable law, the obligations of each Loan Party to the Secured Parties under this Agreement and under the other Loan Documents shall not be discharged by any amount paid in any other currency or in a place other than to the Administrative Agent’s Accounts in New York to the extent that the amount so paid after conversion under this Agreement and transfer to New York does not yield the amount of Dollars in New York due under this Agreement and under the other Loan Documents. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder in Dollars into another currency (the “Other Currency”), to the fullest extent permitted by applicable law, the rate of exchange used shall be that at which the Administrative Agent could, in accordance with normal procedures, purchase Dollars with the Other Currency on the Business Day preceding that on which final judgment is given. The obligation of each Loan Party in respect of any such sum due from it to the Secured Parties hereunder shall, notwithstanding any judgment in such Other Currency, be discharged only to the extent that, on the Business Day immediately following the date on which the Administrative Agent receives any sum adjudged to be so due in the Other Currency, the Administrative Agent may, in accordance with normal banking procedures, purchase Dollars with the Other Currency. If the Dollars so purchased are less than the sum originally due to the Secured Parties in Dollars, each Loan Party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Secured Parties against such loss, and if the Dollars so purchased exceed the sum originally due to the Secured Parties in Dollars, the Secured Parties agrees to remit to the Loan Parties such excess.

Section 12.24 Waiver of Immunity. To the extent that any Loan Party has or hereafter may acquire (or may be attributed, whether or not claimed) any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service of process or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property, such Loan Party hereby irrevocably waives and agrees not to plead or claim, to the fullest extent permitted by law, such immunity in respect of (a) its obligations under the Loan Documents, (b) any legal proceedings to enforce such obligations and (c) any legal proceedings to enforce any judgment rendered in any proceedings to enforce such obligations. Each Loan Party hereby agrees that the waivers set forth in this Section 12.24 shall be to the fullest extent permitted under the Foreign Sovereign Immunities Act and are intended to be irrevocable for purposes of the Foreign Sovereign Immunities Act.

Section 12.25 Contractual Recognition of Bail-In. Notwithstanding any other term of any Loan Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Loan Party to any other Party under or in connection with the Loan Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of (a) any Bail-In Action in relation to any such liability, including (without limitation) (i) a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability, (ii) a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it and (iii) a cancellation of any such liability; and (b) a variation of any term of any Loan Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

BORROWER:

VOYETRA TURTLE BEACH, INC.

By:	/s/ John Hanson
Name: John Hanson
Title: Chief Financial Officer

GUARANTORS: TURTLE BEACH CORPORATION VTB HOLDINGS, INC. TIDE ACQUISITION SUB II, LLC TBC HOLDING COMPANY LLC PERFORMANCE DESIGNED PRODUCTS LLC

By:	/s/ John Hanson
Name: John Hanson
Title: Chief Financial Officer

[Signature Page to Financing Agreement]

COLLATERAL AGENT AND ADMINISTRATIVE AGENT:

BLUE TORCH FINANCE LLC

By:	Blue Torch Capital LP, its managing member

By:	/s/ Kevin Genda
Name: Kevin Genda
Title: Chief Excutive Officer

[Signature Page to Financing Agreement]

LENDERS:

BTC HOLDINGS KRS FUND LLC

By:	Blue Torch Credit Opportunities KRS Fund LP, its sole member
By:	Blue Torch Credit Opportunities KRS GP LLC, its general partner
By:	KPG BTC Management LLC, its sole member

By:	/s/ Kevin Genda
Name: Kevin Genda
Title: Managing Member

BLUE TORCH CREDIT OPPORTUNITIES SBAF FUND LP

By:	Blue Torch Credit Opportunities SBAF GP LLC, its general partner
By:	KPG BTC Management LLC, its sole member

By:	/s/ Kevin Genda
Name: Kevin Genda
Title: Managing Member

BLUE TORCH CREDIT OPPORTUNITIES FUND III LP

By:	Blue Torch Credit Opportunities GP III LLC, its general partner
By:	KPG BTC Management LLC, its sole member

By:	/s/ Kevin Genda
Name: Kevin Genda
Title: Managing Member

[Signature Page to Financing Agreement]

BTC HOLDINGS FUND III LLC

By:	Blue Torch Credit Opportunities Fund III LP, its sole member
By:	Blue Torch Credit Opportunities GP III LLC, its general partner
By:	KPG BTC Management LLC, its sole member

By:	/s/ Kevin Genda
Name: Kevin Genda
Title: Managing Member

BLUE TORCH CREDIT OPPORTUNITIES UNLEVERED FUND III LP

By:	Blue Torch Credit Opportunities GP III LLC, its general partner
By:	KPG BTC Management LLC, its managing member

By:	/s/ Kevin Genda
Name: Kevin Genda
Title: Managing Member

BTC HOLDINGS SBAF FUND LLC

By:	Blue Torch Credit Opportunities SBAF Fund LP, its sole member
By:	Blue Torch Credit Opportunities SBAF GP LLC, its general partner
By:	KPG BTC Management LLC, its sole member

By:	/s/ Kevin Genda
Name: Kevin Genda
Title: Managing Member

[Signature Page to Financing Agreement]

BTC HOLDINGS FUND III-B LLC

By:	Blue Torch Credit Opportunities Fund III LP, its sole member
By:	Blue Torch Credit Opportunities GP III LLC, its general partner
By:	KPG BTC Management LLC, its sole member

By:	/s/ Kevin Genda
Name: Kevin Genda
Title: Managing Member

[Signature Page to Financing Agreement]

EXHIBIT 2.09(d)-1

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Financing Agreement dated as of March 13, 2024 (as amended, supplemented or otherwise modified from time to time, the “Financing Agreement”), by and among Turtle Beach Corporation, a Nevada corporation (the “Parent”), Voyetra Turtle Beach, Inc., a Delaware corporation (the “Borrower”), VTB Holdings, Inc., a Delaware corporation (“Holdings”), each subsidiary of Parent listed as a “Guarantor” on the signature pages thereto (together with the Parent and each other Person that executes a joinder agreement and becomes a “Guarantor” thereunder, each, a “Guarantor” and, collectively, the “Guarantors”), the lenders from time to time party thereto (each, a “Lender” and, collectively, the “Lenders”), Blue Torch Finance, LLC, a Delaware limited liability company (“Blue Torch”), as collateral agent for the Secured Parties (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”), and Blue Torch, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent” and, together with the Collateral Agent, each, an “Agent” and, collectively, the “Agents”). Unless otherwise defined herein, terms defined in the Financing Agreement and used herein shall have the meanings given to them in the Financing Agreement.

Pursuant to the provisions of Section 2.09(d) of the Financing Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan or Loans (as well as any Note evidencing any such Loan) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Internal Revenue Code and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Internal Revenue Code.

The undersigned has furnished the Administrative Agent and the Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF LENDER]

By:
Name:
Title:

Date: ________ __, 20[ ]

EXHIBIT 2.09(d)-2

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Financing Agreement dated as of March 13, 2024 (as amended, supplemented or otherwise modified from time to time, the “Financing Agreement”), by and among Turtle Beach Corporation, a Nevada corporation (the “Parent”), Voyetra Turtle Beach, Inc., a Delaware corporation (the “Borrower”), VTB Holdings, Inc., a Delaware corporation (“Holdings”), each subsidiary of Parent listed as a “Guarantor” on the signature pages thereto (together with the Parent and each other Person that executes a joinder agreement and becomes a “Guarantor” thereunder, each, a “Guarantor” and, collectively, the “Guarantors”), the lenders from time to time party thereto (each, a “Lender” and, collectively, the “Lenders”), Blue Torch Finance, LLC, a Delaware limited liability company (“Blue Torch”), as collateral agent for the Secured Parties (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”), and Blue Torch, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent” and, together with the Collateral Agent, each, an “Agent” and, collectively, the “Agents”). Unless otherwise defined herein, terms defined in the Financing Agreement and used herein shall have the meanings given to them in the Financing Agreement.

Pursuant to the provisions of Section 2.09(d) of the Financing Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Internal Revenue Code, and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Internal Revenue Code.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date: ________ __, 20[ ]

EXHIBIT 2.09(d)-3

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Financing Agreement dated as of March 13, 2024 (as amended, supplemented or otherwise modified from time to time, the “Financing Agreement”), by and among Turtle Beach Corporation, a Nevada corporation (the “Parent”), Voyetra Turtle Beach, Inc., a Delaware corporation (the “Borrower”), VTB Holdings, Inc., a Delaware corporation (“Holdings”), each subsidiary of Parent listed as a “Guarantor” on the signature pages thereto (together with the Parent and each other Person that executes a joinder agreement and becomes a “Guarantor” thereunder, each, a “Guarantor” and, collectively, the “Guarantors”), the lenders from time to time party thereto (each, a “Lender” and, collectively, the “Lenders”), Blue Torch Finance, LLC, a Delaware limited liability company (“Blue Torch”), as collateral agent for the Secured Parties (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”), and Blue Torch, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent” and, together with the Collateral Agent, each, an “Agent” and, collectively, the “Agents”). Unless otherwise defined herein, terms defined in the Financing Agreement and used herein shall have the meanings given to them in the Financing Agreement.

Pursuant to the provisions of Section 2.09(d) of the Financing Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners or members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners or members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code, (iv) none of its direct or indirect partners or members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Internal Revenue Code and (v) none of its direct or indirect partners or members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Internal Revenue Code.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date: ________ __, 20[ ]

EXHIBIT 2.09(d)-4

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Financing Agreement dated as of March 13, 2024 (as amended, supplemented or otherwise modified from time to time, the “Financing Agreement”), by and among Turtle Beach Corporation, a Nevada corporation (the “Parent”), Voyetra Turtle Beach, Inc., a Delaware corporation (the “Borrower”), VTB Holdings, Inc., a Delaware corporation (“Holdings”), each subsidiary of Parent listed as a “Guarantor” on the signature pages thereto (together with the Parent and each other Person that executes a joinder agreement and becomes a “Guarantor” thereunder, each, a “Guarantor” and, collectively, the “Guarantors”), the lenders from time to time party thereto (each, a “Lender” and, collectively, the “Lenders”), Blue Torch Finance, LLC, a Delaware limited liability company (“Blue Torch”), as collateral agent for the Secured Parties (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”), and Blue Torch, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent” and, together with the Collateral Agent, each, an “Agent” and, collectively, the “Agents”). Unless otherwise defined herein, terms defined in the Financing Agreement and used herein shall have the meanings given to them in the Financing Agreement.

Pursuant to the provisions of Section 2.09(d) of the Financing Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan or Loans (as well as any Note evidencing any such Loan) in respect of which it is providing this certificate, (ii) its direct or indirect partners or members are the sole beneficial owners of such Loan or Loans (as well as any Note evidencing such Loan), (iii) with respect to the extension of credit pursuant to this Financing Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners or members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code, (iv) none of its direct or indirect partners or members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Internal Revenue Code and (v) none of its direct or indirect partners or members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Internal Revenue Code.

The undersigned has furnished the Administrative Agent and the Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF LENDER]

By:
Name:
Title:

Date: ________ __, 20[ ]

Exhibit 10.4

Execution Version

FOURTH AMENDMENT AND JOINDER TO

AMENDED AND RESTATED LOAN, GUARANTY AND SECURITY AGREEMENT

This FOURTH AMENDMENT AND JOINDER TO AMENDED AND RESTATED LOAN, GUARANTY AND SECURITY AGREEMENT (this “Amendment”) is dated as of March 13, 2024, and is entered into by and among TURTLE BEACH CORPORATION, a Nevada corporation, formerly known as Parametric Sound Corporation (“TBC”), VOYETRA TURTLE BEACH, INC., a Delaware corporation (“Voyetra”), TBC HOLDING COMPANY LLC, a Delaware limited liability company (“TBC Holding”; and together with TBC and Voyetra, individually as an, “Existing US Borrower,” and individually and collectively, jointly and severally, the “Existing US Borrowers”), PERFORMANCE DESIGNED PRODUCTS LLC, a California limited liability company (“Performance Design” or “Additional US Borrower”; and together with the Existing US Borrowers, individually, as a “US Borrower” and individually and collectively, jointly and severally, the “US Borrowers”), TURTLE BEACH EUROPE LIMITED, a company limited by shares and incorporated in England and Wales with company number 03819186 (“Turtle Beach,” also referred to hereinafter as “UK Borrower”; and together with US Borrowers, individually, “Borrower,” and individually and collectively, “Borrowers”), VTB HOLDINGS, INC., a Delaware corporation (“VTB” or “Existing US Guarantor”; and together with Existing US Borrowers, individually, a “Existing UK Guarantor,” and individually and collectively, jointly and severally, “Existing UK Guarantors”; and together with Additional US Borrower, individually, a “UK Guarantor” and individually and collectively, jointly and severally, the “UK Guarantors”; UK Guarantors and Existing US Guarantor, individually, a “Guarantor,” and individually and collectively, “Guarantors”), the financial institutions party hereto as lenders (collectively, “Lenders”), and BANK OF AMERICA, N.A., a national banking association, as administrative agent, collateral agent and security trustee for Lenders (in such capacities, together with its successors and assigns in such capacities, “Agent”).

RECITALS

A. WHEREAS, Existing Borrowers, Existing US Guarantor, Agent, and Lenders have entered into that certain Amended and Restated Loan, Guaranty and Security Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Existing Loan Agreement” and as amended by this Amendment and as further amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Loan Agreement”), dated as of March 5, 2018;

B. WHEREAS, the US Obligors have informed Agent that on or about March 13, 2024, Parent has entered into that certain Merger Agreement, dated as of the date hereof, by and among Tide Acquisition Sub, Inc., a Delaware corporation, a Wholly-Owned Subsidiary of TBC (the “Buyer”), Tide Acquisition Sub II, LLC, a Delaware limited liability company, TBC, FSAR Holdings, Inc., a Delaware corporation (the “Target”), and PDP Holdings, LLC, a Delaware limited liability company, as seller, pursuant to which the Buyer will acquire 100% of the Equity Interests of the Target (other than any rollover Equity Interests) (such transaction shall herein be referred to as the “Project Tide”), and to the extent Project Tide is prohibited by the Loan Agreement (prior to giving effect to this Agreement), the Obligors have requested that Agent and Lenders provide its limited consent therein;

C. WHEREAS, as part of the Project Tide and immediately following the Project Tide, Performance Designed Products LLC shall become a wholly-owned Subsidiary of TBC and the Obligors desire to join Performance Designed Products LLC as a US Borrower and UK Guarantor under the Loan Agreement;

D. WHEREAS, the Obligors have requested to (a) join Performance Designed as a US Borrower and UK Guarantor under the Loan Agreement and (b) that the Loan Agreement be amended in certain respects and for ease of reference, be restated as set forth in Exhibit A hereto; and

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NOW, THEREFORE, in consideration of the mutual conditions and agreements set forth in the Loan Agreement and this Amendment, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

AGREEMENTS

1.1 Definitions. Initially capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings given thereto in the Loan Agreement, as amended hereby.

1.2 Recitals. The Recitals above are incorporated herein as though set forth in full and the Obligors stipulate to the accuracy of each of the Recitals.

1.3 Amendments to the Loan Agreement. The Loan Agreement is, as of the date hereof, and subject to the satisfaction of the applicable conditions precedent set forth in Section IV of this Amendment, hereby amended as set forth in Exhibit A, with all revisions to the Loan Agreement reflected in Exhibit A in redlined format (i.e. to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~ ) and (b) to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text). The amendments to the Loan Agreement are limited to the extent specifically set forth herein and no other terms, covenants or provisions of the Loan Agreement, as applicable, are intended to be affected hereby.

1.4 Amendments to Exhibits to the Loan Agreement. The following Exhibits to the Loan Agreement are hereby amended as follows: (1) Exhibit A (Form of Assignment and Acceptance) shall be amended as set forth on Exhibit A with all revisions to the Exhibit reflected in Exhibit A in redlined format (i.e. to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~ ) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) and (2) Exhibit B (Form of Assignment) shall be amended as set forth on Exhibit A with all revisions to the Exhibit reflected in Exhibit A in redlined format (i.e. to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~ ) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text). The amendments to the Exhibits to the Loan Agreement are limited to the extent specifically set forth herein and no other terms, covenants or provisions of the Exhibits to the Loan Agreement, as applicable, are intended to be affected hereby.

1.5 Amendments to Schedules of the Loan Agreement. The Schedules of the Loan Agreement are hereby amended and restated in their entireties as attached in Exhibit B hereto.

ARTICLE II

JOINDER OF PERFORMANCE DESIGNED AS US BORROWER AND AS UK GUARANTOR

2.1 Joinder of Performance Designed as US Borrower and Borrower to the Loan Agreement. Performance Designed hereby agrees to assume all of the obligations of a “Borrower” and a “US Borrower” under the Loan Agreement and the other Loan Documents and Performance Designed, Agent and Lenders hereby agree that Performance Designed shall be a “Borrower” and a “US Borrower” and be bound as “Borrower” and “US Borrower” under the terms of the Loan Agreement and the other Loan Documents as if Performance Designed had been an original signatory thereto and agrees to be bound by all of the provisions of the Loan Agreement and the other Loan Documents. Each party hereto acknowledges and agrees that each reference in the Loan Agreement and the other Loan Documents to “Borrowers” and “US Borrower” shall mean all Borrowers and all US Borrowers, as the context applies, including Performance Designed, and a reference to a “Borrower” and “US Borrower” in any Loan Document shall mean any one of such Borrowers or US Borrowers as the context requires.

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2.2 Joinder of Performance Designed as UK Guarantor and Guarantor to the Loan Agreement. Performance Designed hereby agrees to assume all of the obligations of a “Guarantor” and a “UK Guarantor” under the Loan Agreement and the other Loan Documents and Performance Designed, Agent and Lenders hereby agree that Performance Designed shall be a “Guarantor” and a “UK Guarantor” and be bound as “Guarantor” and a “UK Guarantor” under the terms of the Loan Agreement and the other Loan Documents as if Performance Designed had been an original signatory thereto and agrees to be bound by all of the provisions of the Loan Agreement and the other Loan Documents.

2.3 Security Interests. In furtherance of the foregoing, and to secure the prompt payment and performance of its Obligations (as a US Borrower and as a UK Guarantor), Performance Designed hereby assigns, pledges, and grants to Agent, for the benefit of Secured Parties, a continuing security interest in and Lien upon all of its right, title and interest in, to and under the Collateral, whether now owned or hereafter acquired and wherever located. Performance Designed hereby authorizes Agent to file any financing statement that describes the Collateral as “all assets” or “all personal property” of Performance Designed, or words to similar effect. Performance Designed hereby agrees to be bound by all of the provisions of the Loan Agreement and the other Loan Documents. Notwithstanding the foregoing, no security interest is granted in or Lien granted upon any Excluded Assets of Performance Designed.

2.4 Loan Documents. Performance Designed acknowledges and confirms that it has received a copy of the Loan Agreement and the schedules and exhibits thereto and each Loan Document and the schedules and exhibits thereto.

2.5 Continuance of Obligations. Each Obligor confirms that the Loan Agreement is, and upon Performance Designed becoming a Borrower, US Borrower, Guarantor and UK Guarantor, shall continue to be, in full force and effect. The parties hereto confirm and agree that immediately upon Performance Designed becoming a Borrower, US Borrower, Guarantor and UK Guarantor, the terms “Obligations,” and “US Guaranteed Obligations” and “US Guaranteed Obligation,” as used in the Loan Agreement, shall include all obligations of Performance Designed under the Loan Agreement and under each other Loan Document.

2.6 Further Assurances. Promptly following request, each of the Obligors, including Performance Designed, shall deliver such instruments and agreements, and shall take such commercially reasonable further actions, as Agent in its Permitted Discretion reasonably deems necessary and appropriate under Applicable Law to evidence or perfect its Lien on any Collateral, or otherwise to give effect to the intent of this Article II.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Each Obligor hereby represents and warrants to Agent and each Lender, as of the date hereof, as follows:

3.1 Representations and Warranties. After giving effect to this Amendment, the representations and warranties set forth in Section 9 of the Loan Agreement and in each other Loan Document are true and correct in all material respects on and as of the date hereof with the same effect as if made on and as of the date hereof, except to the extent such representations and warranties expressly relate solely to an earlier date.

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3.2 No Defaults. After giving effect to this Amendment, each Obligor is in compliance with all terms and conditions of the Loan Agreement and the other Loan Documents on its part to be observed and performed and no Default or Event of Default has occurred and is continuing.

3.3 Authority and Pending Actions. The execution, delivery, and performance by each Obligor of this Amendment has been duly authorized by each such Obligor (as applicable) and there is no action pending or any judgment, order, or decree in effect which is likely to restrain, prevent, or impose materially adverse conditions upon the performance by any Obligor of its obligations under the Loan Agreement or the other Loan Documents.

3.4 Enforceability. This Amendment constitutes the legal, valid, and binding obligation of each Obligor, enforceable against each such Obligor in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, or other similar laws affecting the enforcement of creditors’ rights or by the effect of general equitable principles.

ARTICLE IV

CONDITIONS PRECEDENT AND FURTHER ACTIONS

4.1 Conditions Precedent. This Amendment shall not be binding upon Agent, Lenders or any Obligor until each of the following conditions precedent have been satisfied in form and substance reasonably satisfactory to Agent, unless otherwise agreed to by the Agent:

(a) Each Obligor shall have delivered to Agent duly executed counterparts of this Amendment which, when taken together, bear the authorized signatures of Obligors, Agent and Lenders.

(b) Borrowers shall have delivered to Agent duly executed counterparts of the Fourth Amendment Fee Letter.

(c) Agent shall have received good standing certificates (to the extent such concept exists and is applicable under the requirements of Applicable Law of the relevant jurisdiction) for each Obligor other than UK Borrower, issued by the Secretary of State or other appropriate official of such Obligor’s jurisdiction of organization.

(d) Agent shall have received a certificate of a duly authorized officer of each Obligor (or a director in the case of a UK Borrower), certifying (i) that the Organic Documents of such Obligor most recently certified and delivered to the Agent prior to the Fourth Amendment Effective Date remain in full force and effect on the Fourth Amendment Effective Date without modification or amendment since such prior delivery; (ii) that an attached copy of resolutions (of, in the case of a UK Borrower, its board of directors and all the holders of its Equity Interests) authorizing execution and delivery of the Amendment and other Loan Documents to which it is a party is true and complete, and that such resolutions are in full force and effect, were duly adopted, and have not been amended, modified or revoked; and (iii) to the title, name and signature of each Person authorized to sign the applicable Loan Documents.

(e) Agent shall have received a written opinion, in form and substance reasonably satisfactory to Agent from Snell & Wilmer, as legal counsel to Performance Designed.

(f) Upon giving effect to the consummation of Project Tide, and the payment by Borrowers of all fees and expenses incurred in connection therewith, Availability is at least 25% of the Borrowing Base.

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(g) Agent shall have received the final executed Merger Agreement in connection with the Project Tide and all material agreements related thereto and evidence that all conditions precedent to Project Tide have been satisfied (other than any consents required under this Amendment) (together with all schedules and exhibits thereto), each in form and substance reasonably satisfactory to Agent.

(h) Agent shall have received (i) a fully executed Term Loan Intercreditor Agreement (ii) fully executed Term Loan Documents, and (iii) evidence the Term Loan Debt has funded, in each case, in form and substance satisfactory to the Agent.

4.2 Further Actions. Each of the parties to this Amendment agrees that at any time and from time to time upon the written request of any other party, it will execute and deliver such further documents and do such further acts and things as such other party may reasonably request in order to affect the purposes of this Amendment.

ARTICLE V

POST-CLOSING CONDITIONS

5.1 Post-Closing Conditions.

(a) Within no later than 30 days after the Fourth Amendment Effective Date (or such longer period as agreed to by Agent), Borrowers shall deliver to Agent a fully executed Deposit Account Control Agreement for deposit accounts owned by Performance Designed, in form and substance satisfactory to Agent.

(b) Within no later than (i) 10 Business Days after the Fourth Amendment Effective Date (or such longer period as agreed to by Agent), Borrowers shall deliver to Agent certificates of insurance and (ii) 30 days after the Fourth Amendment Effective Date (or such longer period as agreed to by Agent), Borrowers shall deliver to Agent insurance endorsements, in each case, as required by the Loan Agreement.

ARTICLE VI

COSTS AND EXPENSES

Without limiting the terms and conditions of the Loan Documents, notwithstanding anything in the Loan Documents to the contrary, Obligors jointly and severally agree to pay immediately following demand: (a) all reasonable and documented out-of-pocket costs and expenses incurred by Agent in connection with the preparation, negotiation, and execution of this Amendment and the other Loan Documents executed pursuant to this Amendment (including, without limitation, the Fourth Amendment Fee as set forth under that certain Fourth Amendment Fee Letter) and any and all subsequent amendments, modifications, and supplements to this Amendment, including, without limitation, the reasonable and documented out-of-pocket costs and fees of Agent’s legal counsel; and (b) all reasonable and documented out-of-pocket costs and expenses reasonably incurred by Agent in connection with the enforcement or preservation of any rights under the Loan Agreement, this Amendment, and/or the other Loan Documents, including, without limitation, the reasonable and documented out-of-pocket costs and fees of Agent’s legal counsel.

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ARTICLE VII

MISCELLANEOUS

7.1 No Course of Dealing. The amendments and consents set forth herein are a one-time accommodation only and relate only to the matters set forth in Article II herein. The amendments and consents are not amendments or consents to any other deviation of the terms and conditions of the Loan Agreement or any other Loan Document unless otherwise expressly agreed to by Agent and Lenders in writing.

7.2 Cross-References. References in this Amendment to any Section are, unless otherwise specified, to such Section of this Amendment.

7.3 Instrument Pursuant to Loan Agreement. This Amendment is a Loan Document executed pursuant to the Loan Agreement and shall (unless otherwise expressly indicated herein) be construed, administered, and applied in accordance with the terms and provisions of the Loan Agreement. Any failure by Obligors to comply with any of the terms and conditions of this Amendment shall constitute an immediate Event of Default.

7.4 Acknowledgment of the Obligors. Each Obligor hereby represents and warrants that the execution and delivery of this Amendment and compliance by such Obligor with all of the provisions of this Amendment: (a) are within the powers and purposes of such Obligor; (b) have been duly authorized or approved by the board of directors (or other equivalent governing body) of such Obligor; and (c) when executed and delivered by or on behalf of such Obligor will constitute valid and binding obligations of such Obligor, enforceable in accordance with its terms. Each Obligor reaffirms its obligations to perform and pay all amounts due to Agent or Lenders under the Loan Documents (including, without limitation, its obligations under any promissory note evidencing any of the Loans) in accordance with the terms thereof, as amended and modified hereby.

7.5 Loan Documents Unmodified. Each of the amendments provided herein shall apply and be effective only with respect to the provisions of the Loan Document specifically referred to by such amendments. Except as otherwise specifically modified by this Amendment, all terms and provisions of the Loan Agreement and all other Loan Documents, as modified hereby, shall remain in full force and effect and are hereby ratified and confirmed in all respects. Nothing contained in this Amendment shall in any way impair the validity or enforceability of the Loan Documents, as modified hereby, or alter, waive, annul, vary, affect, or impair any provisions, conditions, or covenants contained therein or any rights, powers, or remedies granted therein, except as otherwise specifically provided in this Amendment. Subject to the terms of this Amendment, any lien and/or security interest granted to Agent, for the benefit of Lenders, in the Collateral set forth in the Loan Documents shall remain unchanged and in full force and effect and the Loan Agreement and the other Loan Documents shall continue to secure the payment and performance of all of the Obligations.

7.6 Parties, Successors and Assigns. This Amendment represents the agreement of Obligors, Agent and each Lender signatory hereto with respect to the subject matter hereof, and there are no promises, undertakings, representations, or warranties relative to the subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents. This Amendment shall be binding upon and inure to the benefit of Obligors, Agent, Lenders, and their respective successors and assigns, except that (a) no Borrower shall have the right to assign its rights or delegate its obligations under any Loan Documents; and (b) any assignment by a Lender must be made in compliance with Section 14.3 of the Loan Agreement.

7.7 Counterparts. This Amendment may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of a signature page of this Amendment by telecopy or electronic mail shall be effective as delivery of a manually executed counterpart of this Amendment. This Amendment may be executed and delivered by facsimile or electronic mail, and will have the same force and effect as manually signed originals.

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7.8 Headings. The headings, captions, and arrangements used in this Amendment are for convenience only, are not a part of this Amendment, and shall not affect the interpretation hereof.

7.9 Miscellaneous. This Amendment is subject to the general provisions set forth in the Loan Agreement, including, but not limited to, Sections 15.14, 15.15, and 15.16.

7.10 Severability. Wherever possible, each provision of the Loan Documents shall be interpreted in such manner as to be valid under Applicable Law. If any provision is found to be invalid under Applicable Law, it shall be ineffective only to the extent of such invalidity and the remaining provisions of the Loan Documents shall remain in full force and effect.

7.11 Total Agreement. This Amendment, the Loan Agreement, and all other Loan Documents constitute the entire agreement, and supersede all prior understandings and agreements, among the parties relating to the subject matter hereof.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties have executed and delivered this Amendment as of the day and year first written above.

BORROWERS:

TURTLE BEACH CORPORATION, a Nevada corporation, formerly known as Parametric Sound Corporation

By:	/s/ John Hanson
Name:	John Hanson
Title:	Chief Financial Officer

VOYETRA TURTLE BEACH, INC.,
a Delaware corporation

By:	/s/ John Hanson
Name:	John Hanson
Title:	Chief Financial Officer

TURTLE BEACH EUROPE LIMITED,
a company limited by shares and incorporated in England and Wales with company number 03819186

By:	/s/ John Hanson
Name:	John Hanson
Title:	Chief Financial Officer

TBC HOLDING COMPANY LLC,
a Delaware limited liability company

By:	/s/ John Hanson
Name:	John Hanson
Title:	Chief Financial Officer

PERFORMANCE DESIGNED PRODUCTS LLC,
a California limited liability company

By:	/s/ John Hanson
Name:	John Hanson
Title:	Chief Financial Officer and Secretary

FOURTH AMENDMENT AND JOINDER TO

AMENDED AND RESTATED LOAN, GUARANTY AND SECURITY AGREEMENT

(TURTLE BEACH)

SIGNATURE PAGE

BANK OF AMERICA, N.A.,
as Agent and Lender

By:	/s/ Robert Bleichner
Name:	Robert Bleichner
Title:	Senior Vice President

FOURTH AMENDMENT AND JOINDER TO

AMENDED AND RESTATED LOAN, GUARANTY AND SECURITY AGREEMENT

(TURTLE BEACH)

SIGNATURE PAGE

GUARANTOR CONSENT

The undersigned hereby consents to the foregoing Amendment and hereby (a) confirms and agrees that notwithstanding the effectiveness of the foregoing Amendment, each Loan Document to which it is a party is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects, except that, on and after the effectiveness of the foregoing Amendment, each reference in any Loan Document to the “Loan Agreement,” “thereunder,” “thereof” or words of like import shall mean and be a reference to the Loan Agreement, as amended by the foregoing Amendment, (b) confirms and agrees that the pledge and security interest in the Collateral granted by it pursuant to any Security Documents to which it is a party shall continue in full force and effect, (c) acknowledges and agrees that such pledge and security interest in the Collateral granted by it pursuant to such Security Documents shall continue to secure the Obligations purported to be secured thereby, as amended or otherwise affected hereby, and (d) agrees to be bound by the release set forth in Section 6.11 of the Amendment.

[Signature Page Follows]

VTB HOLDINGS, INC.,
a Delaware corporation

By:	/s/ John Hanson
Name:	John Hanson
Title:	Chief Financial Officer

TBC HOLDING COMPANY LLC,
a Delaware limited liability company

By:	/s/ John Hanson
Name:	John Hanson
Title:	Chief Financial Officer

GUARANTOR CONSENT TO FOURTH AMENDMENT AND JOINDER TO

AMENDED AND RESTATED LOAN, GUARANTY AND SECURITY AGREEMENT

(TURTLE BEACH)

SIGNATURE PAGE

Exhibit A

Attached hereto

Exhibit B to Fourth Amendment and Joinder to Amended and Restated Loan, Guaranty and Security Agreement

Exhibit A to Fourth Amendment and Joinder

to Amended and Restated Loan, Guaranty and Security Agreement

AMENDED AND RESTATED

LOAN, GUARANTY AND SECURITY AGREEMENT

Dated as of March 5, 2018

TURTLE BEACH CORPORATION

(FORMERLY KNOWN AS PARAMETRIC SOUND CORPORATION),

as a US Borrower and a UK Guarantor

VOYETRA TURTLE BEACH, INC.,

as a US Borrower and a UK Guarantor

TURTLE BEACH EUROPE LIMITED,

as UK Borrower,

TBC HOLDING COMPANY LLC,

as a US Borrower and a UK Guarantor,

PERFORMANCE DESIGNED PRODUCTS LLC,

as a US Borrower and a UK Guarantor,

and

VTB HOLDINGS, INC.,

as a US Guarantor and a UK Guarantor,

BANK OF AMERICA, N.A.,

as Agent, Sole Lead Arranger and Sole Bookrunner

-i-

(continued)

-ii-

(continued)

-iii-

LIST OF EXHIBITS AND SCHEDULES

Exhibit A	Assignment and Acceptance
Exhibit B	Assignment Notice

Schedule 1.1	Commitments of Lenders
Schedule 1.1C	Eligible Inventory
Schedule 1.1S	Specified Closing Date Holders
Schedule 6.3	Post-Second Amendment Effective Date Conditions
Schedule 8.5	Deposit Accounts
Schedule 8.6.1	Equity Interests
Schedule 8.6.2	Debt Securities Instruments
Schedule 8.8	Letters of Credit
Schedule 8.9.1	Location of Collateral
Schedule 9.1.4	Names and Capital Structure
Schedule 9.1.5	Real Property in Special Flood Hazard Zone
Schedule 9.1.11	Patents, Trademarks, Copyrights and Licenses
Schedule 9.1.14	Environmental Matters
Schedule 9.1.15	Restrictive Agreements
Schedule 9.1.16	Litigation
Schedule 9.1.18	Pension Plans
Schedule 9.1.20	Labor Contracts
Schedule 10.2.1	Permitted Debt; Borrowed Money
Schedule 10.2.2	Existing Liens
Schedule 10.2.17	Existing Affiliate Transactions

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AMENDED AND RESTATED LOAN, GUARANTY AND SECURITY AGREEMENT

THIS AMENDED AND RESTATED LOAN, GUARANTY AND SECURITY AGREEMENT (this “Agreement”), is dated as of March 5, 2018, among TURTLE BEACH CORPORATION, a Nevada corporation, formerly known as Parametric Sound Corporation (“Parent”), VOYETRA TURTLE BEACH, INC., a Delaware corporation (“Voyetra”), TBC HOLDING COMPANY LLC, a Delaware limited liability company (“TBC Holding”); PERFORMANCE DESIGNED PRODUCTS LLC, a California limited liability company (“Performance Designed”; and together with Parent, Voyetra, and TBC Holding, individually “US Borrower,” and individually and collectively, jointly and severally, “US Borrowers”), TURTLE BEACH EUROPE LIMITED, a company limited by shares and incorporated in England and Wales with company number 03819186 (“Turtle Beach,” also referred to hereinafter as “UK Borrower”; and together with US Borrowers, individually “Borrower” and individually and collectively, “Borrowers”), VTB HOLDINGS, INC., a Delaware corporation (“VTB” and “US Guarantor”; and together with US Borrowers, individually a “UK Guarantor” and individually and collectively, jointly and severally, “UK Guarantors”; UK Guarantors and US Guarantors, individually a “Guarantor,” and individually and collectively, “Guarantors”); the financial institutions party to this Agreement from time to time as lenders (collectively, “Lenders”), and BANK OF AMERICA, N.A., a national banking association (“Bank of America”), as agent collateral agent and security trustee for Lenders (in such capacity, together with its successors and assigns in such capacity, “Agent”), and Bank of America as sole lead arranger and sole book runner for the Lenders.

R E C I T A L S:

WHEREAS, Parent, Voyetra, Turtle Beach and VTB have previously entered into that certain Loan, Guaranty and Security Agreement dated March 31, 2014 with various lenders party thereto and Bank of America as agent, pursuant to which Borrowers have obtained revolving lines of credit (as amended, restated, supplemented or otherwise modified from time to time, the “Original ABL Revolver Loan Agreement”).

WHEREAS, Parent, Voyetra, Turtle Beach and VTB have previously entered into that certain First Amendment to Loan, Guaranty and Security Agreement dated December 17, 2018 with various lenders party thereto and Bank of America as agent, pursuant to which the parties thereto amended the Original ABL Revolver Loan Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Existing ABL Revolver Loan Agreement”).

WHEREAS, Borrowers and Guarantors have requested that Agent and Lenders continue to provide credit facilities to Borrowers to finance their business enterprise and to amend and restate, in its entirety, the Existing ABL Revolver Loan Agreement and all loan documents executed in connection therewith. Lenders are willing to provide the credit facility and amend and restate the Existing ABL Revolver Loan Agreement on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for valuable consideration hereby acknowledged, the parties agree as follows:

ARTICLE 1 DEFINITIONS; RULES OF CONSTRUCTION

1.1 Definitions. As used herein, the following terms have the meanings set forth below:

Acquisition: a transaction or series of transactions resulting in (a) acquisition of a business, division or substantially all assets of a Person; (b) record or beneficial ownership of 50% or more of the Equity Interests of a Person; or (c) merger, amalgamation, consolidation or combination of a Borrower or Subsidiary with another Person.

Affected Financial Institution: (a) any EEA Financial Institution or (b) any UK Financial Institution.

Affiliate: with respect to a specified Person, any other Person that directly, or indirectly through intermediaries, Controls, is Controlled by or is under common Control with the specified Person.

Agent: as defined in the preamble to this Agreement.

Agent Indemnitees: Agent and its officers, directors, employees, Affiliates, branches, agents and attorneys.

Agent Professionals: attorneys, accountants, appraisers, auditors, business valuation experts, environmental engineers or consultants, turnaround consultants, and other professionals and experts retained by Agent.

Agreement Currency: as defined in Section 1.5.

Allocable Amount: as defined in Section 5.11.3(b).

Anti-Terrorism Law: any law relating to terrorism or money laundering, including the Patriot Act.

Applicable Authority: means, with respect to any Available Currency for UK Revolver Loans, the applicable administrator for the relevant interest rate for such Available Currency or any governmental authority having jurisdiction over the Agent or such administration.

Applicable Law: all laws, rules, regulations and governmental guidelines applicable to the Person or matter in question, including all applicable statutory law, common law and equitable principles, as well as provisions of constitutions, treaties, statutes, rules, regulations, orders and decrees of Governmental Authorities.

Applicable Margin: the margin set forth below, as determined by the average daily Availability for the last Fiscal Quarter:

Level	Fixed Charge Coverage Ratio	US Base Rate Loans	US Term SOFR Loans	UK SONIA Rate Loans	UK EURIBOR Loans
I	< 1.00:1.00	2.50%	3.50%	3.50%	3.50%
II	> 1.00:1.00 < 1.25:1.00	1.00%	2.25%	2.25%	2.25%
III	> 1.25:1.00 < 1.50:1.00	0.75%	2.00%	2.00%	2.00%
IV	> 1.50:1.00	0.50%	1.75%	1.75%	1.75%

The above margins shall be subject to increase or decrease on the first day of the calendar month following each Fiscal Quarter end based on the most recent financial statements required to be delivered to Agent as set forth hereunder.

If Agent is unable to calculate the Fixed Charge Coverage Ratio for a Fiscal Quarter due to Borrowers’ failure to deliver any financial statement and corresponding Compliance Certificate when required hereunder, then, at the option of Agent or Required Lenders, margins shall be determined as if Level I were applicable until the first day of the calendar month following its receipt.

Applicable Time Zone: for borrowings under, and payments due by Borrowers or Lenders on (a) US Revolver Loans, Pacific time, and (b) UK Revolver Loans, London time.

Approved Fund: any entity that is owned or Controlled by a Lender or Affiliate of a Lender, and is engaged in making or investing in commercial loans in its ordinary course of activities.

Asset Disposition: a sale, lease, license, consignment, transfer or other disposition of Property of an Obligor, including any disposition in connection with a sale-leaseback transaction or synthetic lease.

Assignment and Acceptance: an assignment agreement between a Lender and Eligible Assignee, in the form of Exhibit A or otherwise satisfactory to Agent.

Available Currency: (i) in the case of a US Borrower, Dollars, and (ii) in the case of UK Borrower, Sterling, or Euro.

Availability: the sum of US Availability and UK Availability.

Bail-In Action: the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

Bail-In Legislation: (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

Bank of America Indemnitees: Bank of America and its officers, directors, employees, Affiliates, branches, agents and attorneys.

Bank Product: US Bank Product or UK Bank Product, as the context requires.

Bank Product Reserve: US Bank Product Reserve or UK Bank Product Reserve, as the context requires.

Bankruptcy Code: Title 11 of the United States Code.

Board of Governors: the Board of Governors of the Federal Reserve System.

Borrowed Money: with respect to any Obligor, without duplication, its (a) Debt that (i) arises from the lending of money by any Person to such Obligor, (ii) is evidenced by notes, drafts, bonds, debentures, credit documents or similar instruments, (iii) accrues interest or is a type upon which interest charges are customarily paid (excluding trade payables owing in the Ordinary Course of Business), or (iv) was issued or assumed as full or partial payment for Property; (b) Capital Leases; (c) letter of credit reimbursement obligations; and (d) guaranties of any of the foregoing owing by another Person.

Borrower or Borrowers: as defined in the preamble to this Agreement.

Borrower Materials: Borrowing Base Reports, Compliance Certificates and other information, reports, financial statements and other materials delivered by Borrowers hereunder, as well as other Reports and information provided by Agent to Lenders.

Borrowing: a group of Revolver Loans that are made or converted together on the same day and have the same interest option and, if applicable, Interest Period.

Borrowing Base: the sum of the US Borrowing Base and the UK Borrowing Base.

Borrowing Base Report: a US Borrowing Base Report or a UK Borrowing Base Report, as the context requires.

Business Day: any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, North Carolina; provided, that, (a) if such day relates to any UK Revolver Loan or UK Lender any day other than a day on which commercial banks are authorized to close under the laws of, or are in fact closed in, London, (b) if such day relates to any UK Revolver Loan denominated in Euro, any day which is a TARGET Day, or (c) if such day relates to any UK Revolver Loan denominated in Sterling, any day other than a day on which commercial banks are authorized to close for general business in London, because such day is a Saturday, Sunday or a legal holiday under the laws of the United Kingdom.

Capital Expenditures: all liabilities incurred or expenditures made by a Borrower or Subsidiary for the acquisition of fixed assets, or any improvements, replacements, substitutions or additions thereto with a useful life of more than one year; provided, however, that Capital Expenditures shall not include any such expenditures that are: (a) made with the proceeds of any contribution of capital to Parent or sale or issuance by Parent of Equity Interests which are substantially contemporaneously used for the making of such Capital Expenditure; (b) Permitted Acquisitions or incurred by any Person acquired in any Permitted Acquisition prior to (but not in anticipation of) the closing of such Permitted Acquisition; (c) made with net proceeds of the sale or other disposition (including by casualty or condemnation) or a capital asset reinvested in assets to the extent such reinvestment is commenced within 180 days and completed within 270 days of the date of such sale or disposition; or (d) financed with Debt permitted pursuant to Section 10.2.1.

Capital Lease: any lease required to be capitalized for financial reporting purposes in accordance with GAAP (or Local GAAP as it relates to any non-US Obligor, any branch thereof or any Foreign Subsidiary which is not an Obligor, individually (and not on a consolidated basis)).

Cash Collateral: cash delivered to Agent to Cash Collateralize any Obligations, and all interest, dividends, earnings and other proceeds relating thereto.

Cash Collateral Account: a demand deposit, money market or other account established by Agent at such financial institution as Agent may select in its discretion, which account shall be subject to a Lien in favor of Agent.

Cash Collateralize: the delivery of cash to Agent, as security for the payment of Obligations, in an amount equal to (a) with respect to LC Obligations, 105% of the aggregate LC Obligations, and (b) with respect to any inchoate, contingent or other Obligations (including Secured Bank Product Obligations), Agent’s good faith estimate of the amount due or to become due, including fees, expenses and indemnification hereunder. “Cash Collateralization” has a correlative meaning.

Cash Equivalents: (a) marketable obligations issued or unconditionally guaranteed by, and backed by the full faith and credit of, the U.S. government, maturing within 12 months of the date of acquisition; (b) certificates of deposit, time deposits and bankers’ acceptances maturing within 12 months of the date of acquisition, and overnight bank deposits, in each case which are issued by Bank of America or a commercial bank organized under the laws of the United States or any state or district thereof, rated A-1 (or better) by S&P or P-1 (or better) by Moody’s at the time of acquisition, and (unless issued by a Lender) not subject to offset rights; (c) repurchase obligations with a term of not more than 30 days for underlying investments of the types described in clauses (a) and (b) entered into with any bank described in clause (b); (d) commercial paper issued by Bank of America or rated A-1 (or better) by S&P or P-1 (or better) by Moody’s, and maturing within nine months of the date of acquisition; (e) shares of any money market fund that has substantially all of its assets invested continuously in the types of investments referred to above, has net assets of at least $500,000,000 and has the highest rating obtainable from either Moody’s or S&P.

Cash Management Services: services relating to operating, collections, payroll, trust, or other depository or disbursement accounts, including automated clearinghouse, e-payable, electronic funds transfer, wire transfer, controlled disbursement, overdraft, depository, information reporting, lockbox and stop payment services.

CERCLA: the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

Change in Law: the occurrence, after the date hereof, of (a) the adoption, taking effect or phasing in of any law, rule, regulation or treaty; (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof; or (c) the making, issuance or application of any request, guideline, requirement or directive (whether or not having the force of law) by any Governmental Authority; provided, that “Change in Law” shall include, regardless of the date enacted, adopted or issued, all requests, rules, guidelines, requirements or directives (i) under or relating to the Dodd-Frank Wall Street Reform and Consumer Protection Act, or (ii) promulgated pursuant to Basel III by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any similar authority) or any other Governmental Authority.

Change of Control: (a) any Person other than the Specified Closing Date Holders owns or control 20% or more of the Voting Equity Interests of Parent; (b) Parent ceases to own and control, beneficially and of record, directly or indirectly, (x) 100% of the outstanding Voting Equity Interests of Voyetra and (y) 100% of the Voting Equity Interests of its other direct or indirect Subsidiaries; (c) a change in the majority of directors of Parent during any 24 month period, unless approved by the majority of directors serving at the beginning of such period; or (d) the sale or transfer of all or substantially all assets of a Borrower, except to another Borrower.

Claims: all claims, liabilities, obligations, losses, damages, penalties, judgments, proceedings, interest, costs and expenses of any kind (including remedial response costs, reasonable attorneys’ fees and Extraordinary Expenses) at any time (including after Full Payment of the Obligations or replacement of Agent or any Lender) incurred by any Indemnitee or asserted against any Indemnitee by any Obligor or other Person, in any way relating to (a) any Revolver Loans, Letters of Credit, Loan Documents, Borrower Materials, or the use thereof or transactions relating thereto, (b) any action taken or omitted in connection with any Loan Documents, (c) the existence or perfection of any Liens, or realization upon any Collateral, (d) exercise of any rights or remedies under any Loan Documents or Applicable Law, or (e) failure by any Obligor to perform or observe any terms of any Loan Document, in each case including all costs and expenses relating to any investigation, litigation, arbitration or other proceeding (including an Insolvency Proceeding or appellate proceedings), whether or not the applicable Indemnitee is a party thereto.

CME: CME Group Benchmark Administration Limited.

Code: the Internal Revenue Code of 1986.

Collateral: the US Collateral and the UK Collateral, as the context requires.

Commodity Exchange Act: the Commodity Exchange Act (7 U.S.C. § 1 et seq.).

Compliance Certificate: a certificate, in form and substance reasonably satisfactory to Agent, by which Borrowers certify compliance with Section 10.3.

Conforming Changes: with respect to use, administration of or conventions associated with SOFR, Term SOFR, EURIBOR, UK SONIA Rate or any proposed Term SOFR Successor Rate or UK SOFR Successor Rate, as applicable, any conforming changes to the definitions of Base Rate, SOFR, Term SOFR, EURIBOR, UK SONIA Rate and Interest Period, timing and frequency of determining rates and making payments of interest and other technical, administrative or operational matters (including, for the avoidance of doubt, the definitions of Business Day and U.S. Government Securities Business Day, timing of borrowing requests or prepayment, conversion or continuation notices, and length of lookback periods) as may be appropriate, in Agent’s discretion in consultation with the Borrower, to reflect the adoption and implementation of such applicable rate(s) and to permit the administration thereof by Agent in a manner substantially consistent with market practice (or, if Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such rate exists, in such other manner of administration as Agent determines is reasonably necessary in connection with the administration of any Loan Document).

Connection Income Taxes: Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

Contingent Obligation: any obligation of a Person arising from a guaranty, indemnity or other assurance of payment or performance of any Debt, lease, dividend or other obligation (“primary obligations”) of another obligor (“primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person under any (a) guaranty, endorsement, co-making or sale with recourse of an obligation of a primary obligor; (b) obligation to make take-or-pay or similar payments regardless of nonperformance by any other party to an agreement; and (c) arrangement (i) to purchase any primary obligation or security therefor, (ii) to supply funds for the purchase or payment of any primary obligation, (iii) to maintain or assure working capital, equity capital, net worth or solvency of the primary obligor, (iv) to purchase Property or services for the purpose of assuring the ability of the primary obligor to perform a primary obligation, or (v) otherwise to assure or hold harmless the holder of any primary obligation against loss in respect thereof. The amount of any Contingent Obligation shall be deemed to be the stated or determinable amount of the primary obligation (or, if less, the maximum amount for which such Person may be liable under the instrument evidencing the Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability with respect thereto.

Contribution Notice: a contribution notice issued by the Pensions Regulator under Section 38 or Section 47 of the Pensions Act 2004 (UK).

Control: possession, directly or indirectly, of the power to direct or cause direction of a Person’s management or policies, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have correlative meanings.

CWA: the Clean Water Act (33 U.S.C. §§ 1251 et seq.).

Debt: as applied to any Person, without duplication, (a) all items that would be included as liabilities on a balance sheet in accordance with GAAP (or Local GAAP as it relates to any non-US Obligor, any branch thereof or any Foreign Subsidiary which is not an Obligor, individually (and not on a consolidated basis)), including Capital Leases, but excluding trade payables incurred and being paid in the Ordinary Course of Business; (b) all Contingent Obligations (including the Guaranteed Obligations); (c) all reimbursement obligations in connection with letters of credit issued for the account of such Person; and (d) in the case of a Borrower, the applicable Obligations. The Debt of a Person shall include any recourse Debt of any partnership in which such Person is a general partner or joint venturer.

Deemed Borrowing Base Amount (Project Tide): the lesser of (a) the sum of Project Tide Accounts Formula Amount and Project Tide Inventory Formula Amount, (b) $15,000,000, and (c) 30% of the aggregate Commitments.

Deemed Borrowing Base Termination Date (Project Tide): means the earlier of (a) 90 days after the Fourth Amendment Effective Date (or such later date as agreed to by the Agent), and (b) the first date upon which a satisfactory field examination with respect to Performance Designed and a satisfactory Inventory appraisal with respect to Performance Designed shall have been completed by a field examiner and appraiser reasonably acceptable to the Agent

Default: an event or condition that, with the lapse of time or giving of notice, would constitute an Event of Default.

Default Rate: for any Obligation (including, to the extent permitted by law, interest not paid when due), 2% per annum plus the interest rate otherwise applicable thereto.

Defaulting Lender: any Lender that (a) has failed to comply with its funding obligations hereunder, and such failure is not cured within two Business Days; (b) has notified Agent or any Borrower that such Lender does not intend to comply with its funding obligations hereunder or under any other credit facility, or has made a public statement to that effect; (c) has failed, within three Business Days following request by Agent or any Borrower, to confirm in a manner satisfactory to Agent and Borrowers that such Lender will comply with its funding obligations hereunder; or (d) has, or has a direct or indirect parent company that has, become the subject of an Insolvency Proceeding

(including reorganization, liquidation, or appointment of a receiver, custodian, administrator or similar Person by the Federal Deposit Insurance Corporation or any other regulatory authority) or Bail-In Action; provided, that a Lender shall not be a Defaulting Lender solely by virtue of a Governmental Authority’s ownership of an equity interest in such Lender or parent company unless the ownership provides immunity for such Lender from jurisdiction of courts within the United States or from enforcement of judgments or writs of attachment on its assets, or permits such Lender or Governmental Authority to repudiate or otherwise to reject such Lender’s agreements.

Deposit Account Control Agreement: a control agreement reasonably satisfactory to Agent executed by an institution maintaining a Deposit Account or a Securities Account for an Obligor, to perfect Agent’s Lien on such account or its equivalent in any applicable jurisdiction (including, without limitation, any notice and acknowledgment of any Lien granted over such account pursuant to a UK Security Agreement).

Designated Jurisdiction: a country or territory that is the target of a Sanction.

Dilution Percent: with respect to any Borrower, the percent, determined for such Borrower’s most recent Fiscal Quarter, equal to (a) bad debt write-downs or write-offs, discounts, returns, promotions, credits, credit memos and other dilutive items with respect to Accounts of such Borrower, divided by (b) gross sales of such Borrower.

Distribution: any declaration or payment of a distribution, interest or dividend on any Equity Interest (other than payment-in-kind); distribution, advance or repayment of Debt to a holder of Equity Interests; or purchase, redemption, or other acquisition or retirement for value of any Equity Interest.

Disqualified Equity Interests: any Equity Interest that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Obligations), (b) is redeemable at the option of the holder thereof, in whole or in part, (c) provides for the scheduled payments of dividends or any other amounts in cash, or (d) is or becomes convertible into or exchangeable for Debt or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the repayment in full of the Obligations.

Dollar Equivalent: at any time, (i) with respect to any amount denominated in Dollars, such amount, and (ii) with respect to any amount denominated in any other currency, the amount of Dollars that Agent determines (which determination shall be conclusive and binding absent manifest error) would be necessary to be sold on such date at the applicable Exchange Rate to obtain the stated amount of the other currency.

Dollars or $: lawful money of the US.

Dominion Account: a separate special account established by each Borrower at Bank of America (including its London branch, as regards UK Borrower) or another bank acceptable to Agent, over which Agent has exclusive control for withdrawal purposes.

Dutch Pledge: the pledge agreement or other document whereby the UK Borrower delivered to Agent duly executed Dutch law pledge of its Inventory.

Dutch Security Agreements: the Dutch Pledge and each pledge agreement or other similar agreement, instrument or document governed by the laws of the Netherlands now or hereafter securing (or given with the intent to secure) any Obligations.

EBITDA: for any period, the sum, for Parent and its Subsidiaries (determined on a consolidated basis in accordance with GAAP) of the following (for such period):

(a) consolidated net income, excluding (i) earnings or losses of any Person in which such Person has an ownership interest (other than Subsidiaries of such Person), except to the extent received by such Person in a cash distribution, (ii) unrealized non-cash gains and unrealized non-cash losses with respect to obligations under Hedging Agreements for such period and (iii) non-cash gains and non-cash losses due solely to fluctuations in currency values and the related tax effects determined in accordance with GAAP for such period; plus

(b) to the extent deducted in determining consolidated net income, the sum of: (i) any provision for cash income tax expense and cash interest expense; (ii) depreciation and amortization, including, without duplication, to the extent not included in interest expense, cash amortization of transaction and financing fees and expenses; (iii) non-cash deferred compensation, stock option or employee benefits-based and other equity-based compensation expenses; (iv) reasonable and customary documented third-party fees, costs and expenses in connection with any Permitted Acquisition to the extent permitted by this Agreement and not exceeding $3,000,000 during any 12 month period or $5,000,000 in the aggregate; (v) non-cash charges or amounts recorded in connection with purchase accounting under Statement of Financial Accounting Standards 14l(r) (including any applicable to future Permitted Acquisitions); (vi) non-cash purchase accounting adjustments relating to the writedown of deferred revenue (whether billed or unbilled) that are the result of accounting for any acquisition; (vii) reasonable and customary debt discounts and debt issuance costs, fees, charges and commissions, in each case incurred in connection with Debt permitted to be incurred hereunder, (viii) the Permitted Earnout Payment to the extent paid (to the extent applicable for such period), (ix) fees, charges and expenses incurred in connection with the consummation of the merger of Paris Acquisition Corp. with and into VTB, (x) one-time, non-recurring severance restructuring costs and expenses not exceeding the aggregate amount of $2,000,000, (xi) the amount of reasonable consulting and advisory fees (incurred to third party consultants and advisors other than Sponsor or its Affiliates) and related reasonable expenses, in each case, incurred in such period and not to exceed $1,250,000 in any trailing twelve-month period, (xii) [reserved], (xiii) non-cash changes in the fair market value of any Permitted Earnout Payments and other contingent consideration obligations in connection with any Permitted Acquisition, and (xiv) (A) reasonable fees, costs, expenses and charges related to restructuring, integration, business optimization, consolidation, rationalization and similar initiatives, in connection with the Roccat Transaction and (B) reasonable fees, charges and expenses incurred in connection with the consummation of the Roccat Transaction, whether incurred on or prior to the date of such consummation or within 90 days thereafter, in an aggregate amount together with the amount specified in clause (A) not to exceed $4,000,000 plus such additional amounts otherwise acceptable to the Agent, plus or minus

(c) to the extent used in determining consolidated net income (i) other non-cash losses (or gains) (to the extent not relating to or resulting in any cash expense or charge in any future period), (ii) losses (or gains) from Asset Dispositions (excluding sales, expenses or losses related to current assets), (iii) costs and expenses in connection with the preparation, negotiation and execution of this Agreement and the other Loan Documents, (iv) any extraordinary, one-time, unusual or non-recurring items approved by the Agent in its reasonable discretion, and (v) any non-cash charges (including reserves) relating to the reduction or discontinuation of operations of or the sale of all or any portion of the business of the Hypersound Division including the reclassification of the Hypersound Division as a discontinued operation, in each case as required under GAAP provided, that (i) the EBITDA of any Subsidiary acquired pursuant to a Permitted Acquisition during such period shall be, so long as such EBITDA is either validated by audited financial statements or a third party due diligence report, in either case, in a manner acceptable to the Agent, included on a pro forma basis for such period (assuming the consummation of such acquisition and the incurrence or assumption of any Debt in connection therewith occurred as of the first day of such period, and giving effect to pro forma adjustments acceptable to the Agent (which may include cost savings and synergies that are, in each case, factually supportable, expected to be realized within the twelve months following the applicable Permitted Acquisition, and are expected to have a continuing impact) which are directly attributable to such proposed Permitted Acquisition) and (ii) the EBITDA of any Person or line of business sold or otherwise disposed of by the Borrower or any Subsidiary during such period shall be excluded for such period (assuming the consummation of such sale or other disposition and the repayment of any Debt in connection therewith occurred as of the first day of such period).

EEA Financial Institution: (a) any credit institution or investment firm established in an EEA Member Country that is subject to the supervision of an EEA Resolution Authority; (b) any entity established in an EEA Member Country that is a parent of an institution described in clause (a) above; or (c) any financial institution established in an EEA Member Country that is a subsidiary of an institution described in the foregoing clauses and is subject to consolidated supervision with its parent.

EEA Member Country: any of the member states of the European Union, Iceland, Liechtenstein and Norway.

EEA Resolution Authority: any public administrative authority or any Person entrusted with public administrative authority of an EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

Eligible Account: an Account owing to a Borrower that arises in the Ordinary Course of Business from the sale of goods, is payable in Dollars (or payable in Dollars, Euros or Sterling, if owing to a UK Borrower) and is deemed by Agent, in its Permitted Discretion, to be an Eligible Account. Without limiting the foregoing, no Account shall be an Eligible Account if

(a) it is unpaid for more than 60 days after the original due date, or more than 120 days after the original invoice date;

(b) 50% or more of the Accounts owing by the Account Debtor are not Eligible Accounts under the foregoing clause;

(c) when aggregated with other Accounts owing by the Account Debtor, it exceeds 15% of the aggregate Eligible Accounts (or (x) with respect to such Accounts owed to a US Borrower, 55% with respect to Accounts owed by Gamestop and 40% with respect to Accounts owed by Target, Best Buy, Amazon, Walmart and Solutions 2 Go, Inc. (Canada), and (y) with respect to such Accounts owed to UK Borrower, 40% with respect to Accounts owed by Argos and Amazon, or in any case, such higher percentage as Agent may establish for such or any other Account Debtor from time to time);

(d) it does not conform with a covenant or representation herein;

(e) it is owing by a creditor or supplier, or is otherwise subject to a potential offset, counterclaim, dispute, deduction, discount, recoupment, reserve, defense, chargeback, credit or allowance (but ineligibility shall be limited to the amount thereof);

(f) an Insolvency Proceeding has been commenced by or against the Account Debtor; or the Account Debtor has failed, has suspended or ceased doing business, is liquidating, dissolving or winding up its affairs, is not Solvent, or is the target of any Sanction or on an specially designated nationals list maintained by OFAC; or the Borrower is not able to bring suit or enforce remedies against the Account Debtor through judicial process;

(g) (i) with respect to a US Borrower, the Account Debtor is organized or has its principal offices or assets outside the United States or Canada, unless the Account Debtor is supported by a letter of credit (delivered to and directly drawable by Agent) or credit insurance satisfactory in all respects to Agent, and (ii) with respect to UK Borrower, the Account Debtor is organized or has its principal offices or assets outside of England and Wales other than a UK Eligible Foreign Account;

(h) it is owing by a Governmental Authority, unless the Account Debtor is the United States or any department, agency or instrumentality thereof and the Account has been assigned to Agent in compliance with the federal Assignment of Claims Act;

(i) it is not subject to a duly perfected Lien (in the case of Eligible UK Accounts, expressed as a fixed charge) in favor of Agent or is subject to any other Lien;

(j) the goods giving rise to it have not been delivered to the Account Debtor, the services giving rise to it have not been accepted by the Account Debtor, or it otherwise does not represent a final sale;

(k) it is evidenced by Chattel Paper or an Instrument of any kind, or has been reduced to judgment;

(l) its payment has been extended or the Account Debtor has made a partial payment;

(m) it arises from a sale to an Affiliate, from a sale on a cash-on-delivery, bill-and-hold, sale or return, sale on approval, consignment, or other repurchase or return basis, or from a sale for personal, family or household purposes;

(n) it represents a progress billing or retainage, or relates to services for which a performance, surety or completion bond or similar assurance has been issued; or

(o) it includes a billing for interest, fees or late charges, but ineligibility shall be limited to the extent thereof.

In calculating delinquent portions of Accounts under clauses (a) and (b), credit balances more than 90 days old will be excluded.

Eligible Assignee: (a) a Lender, Affiliate of a Lender or Approved Fund; (b) an assignee approved by US Borrower Agent (which approval shall not be unreasonably withheld or delayed, and shall be deemed given if no objection is made within five Business Days after notice of the proposed assignment) and Agent; (c) if such person is to hold any UK Revolver Commitments, such person is at all times, other than during any Event of Default, a Qualifying Lender; or (d) during an Event of Default, any Person acceptable to Agent in its discretion.

Eligible Inventory: Inventory owned by a US Borrower or UK Borrower, as applicable, that Agent, in its Permitted Discretion, deems to be Eligible Inventory. Without limiting the foregoing, no Inventory shall be Eligible Inventory unless it

(a) is finished goods or raw materials, and not work-in-process, packaging or shipping materials, labels, samples, display items, bags, replacement parts or manufacturing supplies;

(b) is not held on consignment, nor subject to retention of title or similar arrangements nor subject to any deposit or down payment;

(c) is in new and saleable condition and is not damaged, defective, shopworn or otherwise unfit for sale;

(d) is not slow-moving, perishable, obsolete or unmerchantable, and does not constitute returned or repossessed goods;

(e) meets all standards imposed by any Governmental Authority, has not been acquired from a Person that is the target of any Sanction or on any specially designated nationals list maintained by OFAC, and does not constitute hazardous materials under any Environmental Law;

(f) conforms with the covenants and representations herein;

(g) is subject to Agent’s duly perfected Lien, and no other Lien (other than Permitted Liens);

(h) is within the continental United States, Canada or any jurisdiction listed on Schedule 1.1C, is not in transit except for Eligible US In-Transit Inventory and Eligible UK In-Transit Inventory, and is not consigned to any Person;

(i) is not subject to any warehouse receipt or negotiable Document;

(j) is not subject to any License or other arrangement that restricts such Borrower’s or Agent’s right to dispose of such Inventory, unless Agent has received an appropriate Lien Waiver or has otherwise waived such requirement (the parties acknowledge that such requirement has been waived with respect to Licenses set forth on Schedule 9.1.11 as of the Closing Date);

(k) is not located on leased premises or in the possession of a warehouseman, processor, repairman, mechanic, shipper, freight forwarder or other Person, unless the lessor or such Person has delivered a Lien Waiver or an appropriate Rent and Charges Reserve has been established; and

(l) is reflected in the details of a current perpetual inventory report.

Eligible UK Accounts: Eligible Accounts owing to UK Borrower.

Eligible UK In-Transit Inventory: Inventory owned by a UK Borrower that would be Eligible Inventory if it were not subject to a Document and in transit from, with respect to a UK Revolver Loan, a foreign location to a location of UK Borrower within the United Kingdom that Agent, in its Permitted Discretion, deems to be Eligible UK In-Transit Inventory. Without limiting the foregoing, no Inventory shall be Eligible UK In-Transit Inventory unless it (a) is subject to a negotiable Document showing Agent (or, with the consent of Agent, the UK Borrower) as consignee, which Document is in the possession of Agent or such other Person as Agent shall approve; (b) is fully insured in a manner satisfactory to Agent; (c) is not sold by a vendor that has a right to reclaim, divert shipment of, repossess, stop delivery, claim any reservation of title or otherwise assert Lien rights against the Inventory, or with respect to whom UK Borrower is in default of any obligations; (d) is subject to purchase orders and other sale documentation satisfactory to Agent, and title has passed to UK Borrower; (e) is shipped by a common carrier that is not affiliated with the vendor and is not subject to Sanctions or any specially designated nationals list maintained by OFAC; and (f) is being handled by a customs broker, freight-forwarder or other handler that has delivered a Lien Waiver.

Eligible UK Inventory: Eligible Inventory of UK Borrower.

Eligible US Accounts: Eligible Accounts owing to a US Borrower.

Eligible US In-Transit Inventory: Inventory owned by a US Borrower that would be Eligible Inventory if it were not subject to a Document and in transit from with respect to a US Revolver Loan, a foreign location to a location of the applicable US Borrower within the United States that Agent, in its Permitted Discretion, deems to be Eligible US In-Transit Inventory. Without limiting the foregoing, no Inventory shall be Eligible US In-Transit Inventory unless it (a) is subject to a negotiable Document showing Agent (or, with the consent of Agent, the applicable Borrower) as consignee, which Document is in the possession of Agent or such other Person as Agent shall approve; (b) is fully insured in a manner satisfactory to Agent; (c) is not sold by a vendor that has a right to reclaim, divert shipment of, repossess, stop delivery, claim any reservation of title or otherwise assert Lien rights against the Inventory, or with respect to whom any Borrower is in default of any obligations; (d) is subject to purchase orders and other sale documentation satisfactory to Agent, and title has passed to the Borrower; (e) is shipped by a common carrier that is not affiliated with the vendor and is not subject to Sanctions or any specially designated nationals list maintained by OFAC; and (f) is being handled by a customs broker, freight-forwarder or other handler that has delivered a Lien Waiver.

Eligible US Inventory: Eligible Inventory of a US Borrower.

Enforcement Action: any action to enforce any Obligations (other than Secured Bank Product Obligations) or Loan Documents or to exercise any rights or remedies relating to any Collateral, whether by judicial action, self-help, notification of Account Debtors, setoff or recoupment, credit bid, deed in lieu of foreclosure, action in an Insolvency Proceeding or otherwise.

Environmental Laws: Applicable Laws (including programs, permits and guidance promulgated by regulators) relating to public health (other than occupational safety and health regulated by OSHA or similar foreign Governmental Authority) or the protection or pollution of the environment, including CERCLA, RCRA , CWA and other similar Applicable Laws of any foreign jurisdiction.

Environmental Notice: a notice (whether written or oral) from any Governmental Authority or other Person of any possible noncompliance with, investigation of a possible violation of, litigation relating to, or potential fine or liability under any Environmental Law, or with respect to any Environmental Release, environmental pollution or hazardous materials, including any complaint, summons, citation, order, claim, demand or request for correction, remediation or otherwise.

Environmental Release: a release as defined in CERCLA or under any other Environmental Law.

Equity Interest: the interest of any (a) shareholder in a corporation; (b) partner in a partnership (whether general, limited, limited liability or joint venture); (c) member in a limited liability company; or (d) other Person having any other form of equity security or ownership interest, and, in each case, all of the warrants, options or other rights for the purchase or acquisition of any of the foregoing.

ERISA: the Employee Retirement Income Security Act of 1974.

ERISA Affiliate: any trade or business (whether or not incorporated) under common control with an Obligor within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

ERISA Event: (a) a Reportable Event with respect to a Pension Plan; (b) withdrawal of an Obligor or ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) complete or partial withdrawal of an Obligor or ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) filing of a notice of intent to terminate, treatment of a Pension Plan or Multiemployer Plan amendment as a termination under Section 4041 or 4041A of ERISA, or institution of proceedings by the PBGC to terminate a Pension Plan; (e) determination that a Pension Plan or Multiemployer Plan (as applicable) is considered an at-risk plan or a plan in critical or endangered status under the Code or ERISA; (f) an event or condition that constitutes grounds under Section 4042 of ERISA for termination of, or appointment of a trustee to administer, any Pension Plan; or (g) imposition of any liability on an Obligor or ERISA Affiliate under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA; or (h) failure by an Obligor or ERISA Affiliate to meet all applicable requirements under the Pension Funding Rules in respect of a Pension Plan, whether or not waived, or to make a required contribution to a Multiemployer Plan.

EURIBOR: for any Interest Period for a UK EURIBOR Loan, a per annum rate equal to the Euro Interbank Offered Rate, as published on the applicable Reuters screen page (or other commercially available source designated by Administrative from time to time) two TARGET Days prior to the Interest Period, with a term equivalent to such period; provided, that in no event shall EURIBOR be less than zero (0).

Euro or “€”: the lawful currency of the Participating Member States.

Event of Default: as defined in Section 12.

Exchange Rate: on any date, (i) with respect to Sterling in relation to Dollars, the spot rate as quoted by Bank of America (acting through its London branch) at its noon spot rate (in the Applicable Time Zone) at which Dollars are offered on such date for Sterling, (ii) with respect to Dollars in relation to Sterling, the spot rate as quoted by Bank of America (acting through its London branch) at its noon spot rate (in the Applicable Time Zone) at which Sterling are offered on such date for such Dollars, (iii) with respect to Euro in relation to Dollars, the spot rate as quoted by Bank of America (acting through its London branch) at its noon spot rate (in the Applicable Time Zone) at which Dollars are offered on such date for Euro, and (iv) with respect to Dollars in relation to Euro, the spot rate as quoted by Bank of America (acting through its London branch) at its noon spot rate (in the Applicable Time Zone) at which Euro are offered on such date for such Dollars.

Excluded Assets: (a) any lease, license, contract, property right or agreement to which any Obligor is a party or any of its right or interests thereunder if and only for so long as the grant of a security interest or Lien under this Agreement (i) is prohibited by Applicable Law or would constitute or result in the abandonment, invalidation or unenforceability of any right, title or interest of such Obligor therein pursuant to Applicable Law, (ii) would require the consent of third parties and such consent shall have not been obtained, or (iii) would constitute or result in a breach, termination or default under any such lease, license, contract, property right or agreement (in each case other than to the extent that any such consent requirement or other term thereof would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC of any relevant jurisdiction or any other Applicable Law or principles of equity); provided that such lease, license, contract, property right or agreement will be an Excluded Asset only to the extent and for so long as the consequences specified above will result and will cease to be an Excluded Asset and will become Collateral, immediately and automatically, at such time as such consequences will no longer result; (b) deposit accounts used solely to fund payroll, payroll Taxes and similar employment Taxes or employee benefits in the Ordinary Course of Business; (c) any motor vehicles covered by a certificate of title, together with any motor vehicle trailers, regardless of whether such trailers may be covered by a certificate of title, and all spare parts and accessories for such vehicles and trailers; and (d) all Excluded Equity Interests.

Excluded Equity Interests: solely in the case of any pledge of Equity Interests of any Foreign Subsidiary of a US Borrower or a US Guarantor to secure any US Obligations, any Equity Interests that are Voting Equity Interests of such Foreign Subsidiary of a US Borrower or a US Guarantor in excess of 65% of the outstanding Voting Equity Interests of such class.

Excluded Swap Obligation: with respect to an Obligor, each Swap Obligation as to which, and only to the extent that, such Obligor’s guaranty of or grant of a Lien as security for such Swap Obligation is or becomes illegal under the Commodity Exchange Act because the Obligor does not constitute an “eligible contract participant” as defined in the act (determined after giving effect to any keepwell, support or other agreement for the benefit of such Obligor and all guarantees of Swap Obligations by other Obligors) when such guaranty or grant of Lien becomes effective with respect to the Swap Obligation. If a Hedging Agreement governs more than one Swap Obligation, only the Swap Obligation(s) or portions thereof described in the foregoing sentence shall be Excluded Swap Obligation(s) for the applicable Obligor.

Excluded Taxes: any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient; (a) Taxes imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes, in each case, (i) as a result of such Recipient being organized under the laws of, or having its principal office (or, in the case of any Lender, its applicable Lending Office) located in, the jurisdiction imposing such Tax (or any political subdivision thereof), or (ii) that are Other Connection Taxes; (b) in the case of a Lender, US federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Revolver Loan or Revolver Commitment pursuant to a law in effect on the date on which (i) such Lender becomes a party hereto or, in the case of a Participant, acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by US Borrower Agent under Section 14.4) or (ii) such Lender changes its Lending Office, except in each case to the extent that, pursuant to Section 5.9, amounts with respect to such Taxes were payable to its assignor immediately prior to such assignment or to the Lender immediately prior to its change in Lending Office; (c) Taxes attributable to such Recipient’s failure to comply with Section 5.10; and (d) any withholding Taxes imposed under FATCA. In no event shall “Excluded Taxes” include any withholding Tax imposed on amounts paid by or on behalf of a foreign Obligor to a Recipient that has complied with Section 5.10.2.

Existing ABL Revolver Loan Agreement: as defined in the recitals to this Agreement.

Extraordinary Expenses: all costs, expenses or advances that Agent may incur during a Default or Event of Default, or during the pendency of an Insolvency Proceeding of an Obligor, including those relating to (a) any audit, inspection, repossession, storage, repair, appraisal, insurance, manufacture, preparation or advertising for sale, sale, collection, or other preservation of or realization upon any Collateral; (b) any action, arbitration or other proceeding (whether instituted by or against Agent, any Lender, any Obligor, any representative of creditors of an Obligor or any other Person) in any way relating to any Collateral (including the validity, perfection, priority or avoidability of Agent’s Liens with respect to any Collateral), Loan Documents, Letters of Credit or Obligations, including any lender liability or other Claims; (c) the exercise of any rights or remedies of Agent in, or the monitoring of, any Insolvency Proceeding; (d) settlement or satisfaction of taxes, charges or Liens with respect to any Collateral; (e) any Enforcement Action; and (f) negotiation and documentation of any modification, waiver, workout, restructuring or forbearance with respect to any Loan Documents or Obligations. Such costs, expenses and advances include transfer fees, Other Taxes, storage fees, insurance costs, permit fees, utility reservation and standby fees, legal fees, appraisal fees, brokers’ and auctioneers’ fees and commissions, accountants’ fees, environmental study fees, wages and salaries paid to employees of any Obligor or independent contractors in liquidating any Collateral, and travel expenses.

FATCA: Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, and any agreements entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

Federal Funds Rate: (a) the weighted average per annum interest rate on overnight federal funds transactions with members of the Federal Reserve System on the applicable day (or the preceding Business Day, if the applicable day is not a Business Day), as published by the Federal Reserve Bank of New York on the next Business Day; or (b) if the rate is not so published, the average rate per annum (rounded up to the nearest 1/8 of 1%) charged to Bank of America on the applicable day on such transactions, as determined by Agent; provided, that in no event shall the Federal Funds Rate be less than zero.

Fee Letter: (i) the Restatement Fee Letter, and (ii) the fee letter agreement by and between Borrowers and Agent, dated as of the First Amendment Effectiveness Date (the “First Amendment Fee Letter”), in each case, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

Financial Covenant Trigger Period: the period (a) commencing on the day that an Event of Default occurs, or the Availability is less than the greater of (x) 15% of the Borrowing Base (disregarding any decreased Revolver Commitment amount during the Seasonal Period) and (y) $10,000,000, for a period of five (5) consecutive days; and (b) continuing until, during each of the preceding 30 consecutive days, no Event of Default has existed, the Availability has been equal to or greater than the greater of (x) 15% of the Borrowing Base (disregarding any decreased Revolver Commitment amount during the Seasonal Period) and (y) $10,000,000.

Financial Support Direction: a financial support direction issued by the Pensions Regulator under Section 43 of the Pensions Act 2004 (UK).

First Amendment Effectiveness Date: December 17, 2018.

First Restatement Effective Date: March 5, 2018.

Fiscal Quarter: each period of three months, commencing on the first day of a Fiscal Year.

Fiscal Year: the fiscal year of Borrowers and Subsidiaries for accounting and tax purposes, ending on December 31 of each year.

Fixed Charge Coverage Ratio: the ratio, determined on a consolidated basis for Parent and Subsidiaries for any period of measurement, of (a) EBITDA minus Capital Expenditures (except those financed with Borrowed Money other than Revolver Loans) and cash taxes paid for such period, to (b) Fixed Charges for such period.

Fixed Charges: for any period of measurement, the sum of cash interest expense (net of interest income received in cash) for such period, regularly scheduled payments of principal on Debt for Borrowed Money actually made or required to be made in cash, Distributions actually made in cash; provided that Fixed Charges shall exclude (i) the Permitted Earnout Payments, (ii) principal payments on the Term Loan Debt made with respect to the full repayment thereof at any time after the Fourth Amendment Effective Date to the extent such full repayment is permitted under Section 10.2.8 and (iii) the Permitted Stock Repurchase.

Floating Rate Loan: a US Base Rate Loan or a UK SONIA Rate Loan, as the context requires.

Flood Laws: the National Flood Insurance Act of 1968, Flood Disaster Protection Act of 1973 and related laws.

FLSA: the Fair Labor Standards Act of 1938.

Foreign Lender: any Lender that is not a US Person.

Foreign Plan: any employee benefit plan or arrangement (a) maintained or contributed to by any Obligor or Subsidiary that is not subject to the laws of the United States; or (b) mandated by a government other than the United States, in either case, for employees of any Obligor or Subsidiary.

Foreign Subsidiary: a Subsidiary that is a “controlled foreign corporation” under Section 957 of the Code, or a Subsidiary in a case in which substantially all of such entity’s assets are comprised of one or more “controlled foreign corporations” under Section 957 of the Code.

Fourth Amendment Effective Date: March 13, 2024.

Fronting Exposure: a Defaulting Lender’s interest in LC Obligations, Swingline Loans and Protective Advances, except to the extent Cash Collateralized by the Defaulting Lender or allocated to other Lenders hereunder.

Full Payment: with respect to any Obligations, (a) the full and cash payment thereof, including any interest, fees and other charges accruing during an Insolvency Proceeding (whether or not allowed in the proceeding); and (b) if such Obligations are LC Obligations or inchoate or contingent in nature, Cash Collateralization thereof (or delivery of a standby letter of credit acceptable to Agent in its discretion, in the amount of required Cash Collateral). No Revolver Loans shall be deemed to have been paid in full unless all Revolver Commitments related to such Revolver Loans are terminated.

GAAP: generally accepted accounting principles in effect in the United States from time to time.

Governmental Approvals: all authorizations, consents, approvals, licenses and exemptions of, registrations and filings with, and required reports to, all Governmental Authorities.

Governmental Authority: any federal, provincial, state, local, municipal, foreign or other governmental department agency, authority, body, commission, board, bureau, court, tribunal, instrumentality, political subdivision, central bank, or other entity or officer exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions for any governmental, judicial, investigative, regulatory or self-regulatory authority, or a province or territory thereof or a foreign entity or government (including the Financial Conduct Authority, the Prudential Regulation Authority and any supra-national bodies such as the European Union or European Central Bank).

Growth Multiple: shall mean, at any time, (a) if EBITDA for the most recently ended twelve-month period for which financial statements have been delivered is equal to or less than $16,213,000, one; and (b) if EBITDA for the most recently ended twelve-month period for which financial statements have been delivered is greater than $16,213,000, an amount equal to (i) EBITDA of the Companies for the most recently ended twelve-month period for which financial statements have been delivered divided by (ii) $16,213,000.

Guaranteed Obligations: US Guaranteed Obligations or UK Guaranteed Obligations, as the case may be.

Guarantors: as defined in the preamble to this Agreement and each other Person that guarantees payment or performance of Obligations.

Guaranty: each guaranty or guarantee agreement executed by a Guarantor in favor of Agent, including the guaranty provided pursuant to Section 11.

Headset Division: the business division of Parent which engages in the international distribution of retail multi-platform advanced gaming headsets.

Hedging Agreement: a “swap agreement” as defined in Bankruptcy Code Section 101(53B)(A).

Hypersound Division: the business division of Parent which engages in business relating to Parent’s ultrasonic sound delivery technology.

IFRS: International Financial Reporting Standards as issued by the International Accounting Standards Board.

Indemnified Taxes: (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Loan Document; and (b) to the extent not otherwise described in clause (a), Other Taxes.

Indemnitees: Agent Indemnitees, Lender Indemnitees, Issuing Bank Indemnitees and Bank of America Indemnitees.

Insolvency Proceeding: any case or proceeding commenced by or against a Person under any state, federal or foreign law for, or any agreement of such Person to, (a) the entry of an order for relief under the Bankruptcy Code, or any other insolvency, debtor relief or debt adjustment law; (b) the appointment of a receiver, trustee, liquidator, administrator, conservator or other custodian for such Person or any part of its Property; or (c) an assignment or trust mortgage for the benefit of creditors.

Intellectual Property: all intellectual Property of a Person, including inventions, designs, patents, copyrights, trademarks, service marks, trade names, trade secrets, confidential or proprietary information, customer lists, know-how, software and databases; all embodiments or fixations thereof and all related documentation, applications, registrations and franchises; all licenses or other rights to use any of the foregoing; and all books and records relating to the foregoing.

Intellectual Property Claim: any claim or assertion (whether in writing, by suit or otherwise) that a Borrower’s or Subsidiary’s ownership, use, marketing, sale or distribution of any Inventory, Equipment, Intellectual Property or other Property violates another Person’s Intellectual Property.

Intellectual Property Licenses: with respect to any Person (for the purpose of this definition, the “Specified Party”), (A) any licenses or other similar rights provided to the Specified Party in or with respect to Intellectual Property owned or controlled by any other Person (other than license agreements for commercially available off-the-shelf software that is generally available to the public which have been licensed to such Person) and (B) any licenses or other similar rights provided to any other Person in or with respect to Intellectual Property owned or controlled by the Specified Party (other than non-exclusive licenses granted to customers in the Ordinary Course of Business in connection with products or services provided by such Person).

Interest Period: as defined in Section 3.1.4.

Interest Period Loan: a US Term SOFR Loan or a UK EURIBOR Loan, as the context requires.

Inventory: as defined in the UCC, including all goods intended for sale, lease, display or demonstration; all work in process; and all raw materials, and other materials and supplies of any kind that are or could be used in connection with the manufacture, printing, packing, shipping, advertising, sale, lease or furnishing of such goods, or otherwise used or consumed in a Borrower’s business (but excluding Equipment).

Investment: an Acquisition, an acquisition of record or beneficial ownership of any Equity Interests of a Person, or an advance or capital contribution to or other investment in a Person.

IP Security Agreement: a trademark security agreement, a patent security agreement, copyright security agreement, charge over intellectual property, or equivalent agreement in the applicable jurisdiction, by and among one or more Obligors and Agent, with such amendments or modifications as may be reasonably approved by Agent.

IRS: the United States Internal Revenue Service.

Issuing Bank: Bank of America (including any Lending Office of Bank of America), or any replacement issuer appointed pursuant to Section 2.3.4 (or Bank of America acting through its London branch with respect to Letters of Credit requested by UK Borrower).

Issuing Bank Indemnitees: Issuing Bank and its officers, directors, employees, Affiliates, branches, agents and attorneys.

Judgment Currency: as defined in Section 1.5.2.

LC Application: an application by a Borrower to Issuing Bank for issuance of a Letter of Credit, in form and substance reasonably satisfactory to Issuing Bank and Agent.

LC Conditions: upon giving effect to issuance of a Letter of Credit, (a) the conditions in Section 6.1 and 6.2 are satisfied; (b)(i) total LC Obligations do not exceed the Letter of Credit Subline, (ii) no Overadvance exists, (iii) no US Overadvance exists if the Requesting Borrower is a US Borrower, (iv) no UK Overadvance exists if the Requesting Borrower is UK Borrower, (v) if Requesting Borrower is a US Borrower and no US Revolver Loans are outstanding, the US LC Obligations do not exceed the US Borrowing Base, (vi) if Requesting Borrower is UK Borrower and no UK Revolver Loans are outstanding, the UK LC Obligations do not exceed the UK Borrowing Base; (c) the Letter of Credit and payments thereunder are denominated in Dollars or other currency satisfactory to Issuing Bank; and (d) the purpose and form of the Letter of Credit are satisfactory to Issuing Bank in its discretion.

LC Documents: all documents, instruments and agreements (including LC Requests and LC Applications) delivered by the applicable Borrower or any other Person to Issuing Bank or Agent in connection with any Letter of Credit.

LC Obligations: the US LC Obligations or the UK LC Obligations, as the context requires.

LC Request: a request for issuance of a Letter of Credit, to be provided by the applicable Borrower to Issuing Bank, in form satisfactory to Issuing Bank.

LC Reserve: the aggregate of all LC Obligations of the applicable Borrower, other than those that have been Cash Collateralized by the applicable Borrower.

Lender Indemnitees: Each Lender and its officers, directors, employees, Affiliates, branches, agents and attorneys.

Lenders: lenders party this Agreement (including US Lenders, UK Lenders, Agent in its capacity as provider of Swingline Loans) and any Person who hereafter becomes a “Lender” pursuant to an Assignment, including any Lending Office of the foregoing.

Lending Office: the office (including any domestic or foreign Affiliate or branch) designated as such by Agent, a Lender or Issuing Bank by notice to US Borrower Agent and, if applicable, Agent.

Letter of Credit: any standby or documentary letter of credit, foreign guaranty, documentary bankers acceptance, indemnity, reimbursement agreement or similar instrument issued by Issuing Bank for the account or benefit of a Borrower or Affiliate of such Borrower.

Letter of Credit Subline: $5,000,000.

License: any license or agreement under which an Obligor is authorized to use Intellectual Property in connection with any manufacture, marketing, distribution or disposition of Collateral, any use of Property or any other conduct of its business.

Licensor: any Person from whom an Obligor obtains the right to use any Intellectual Property.

Lien: any Person’s interest in Property securing an obligation owed to, or a claim by, such Person, whether such interest is based on common law, statute or contract, including liens, security interests, mortgages, charges, assignments, pledges, hypothecations, statutory trusts, deemed trusts, reservations, exceptions, encroachments, easements, servitudes, rights-of-way, covenants, conditions, restrictions, leases, and other title exceptions and encumbrances affecting Property.

Lien Waiver: an agreement, in form and substance reasonably satisfactory to Agent, by which (a) for any material Collateral located on leased premises, the lessor waives or subordinates any Lien it may have on the Collateral, and agrees to permit Agent to enter upon the premises and remove the Collateral or to use the premises to store or dispose of the Collateral; (b) for any Collateral held by a warehouseman, processor, shipper, customs broker or freight forwarder, such Person waives or subordinates any Lien it may have on the Collateral, agrees to hold any Documents in its possession relating to the Collateral as agent for Agent, and agrees to deliver the Collateral to Agent upon request; (c) for any Collateral held by a repairman, mechanic or bailee, such Person acknowledges Agent’s Lien, waives or subordinates any Lien it may have on the Collateral, and agrees to deliver the Collateral to Agent upon request; and (d) for any Collateral subject to a Licensor’s Intellectual Property rights, the Licensor grants to Agent the right, vis-à-vis such Licensor, to enforce Agent’s Liens with respect to the Collateral, including the right to dispose of it with the benefit of the Intellectual Property, whether or not a default exists under any applicable License.

Loan Documents: this Agreement, Other Agreements and Security Documents.

Loan Year: each 12 month period commencing on the Original Closing Date or an each anniversary thereof.

Local GAAP: with respect to any Foreign Subsidiary, generally accepted accounting principles in effect in the jurisdiction of organization of such Foreign Subsidiary as in effect from time to time and/or, at the option of such Foreign Subsidiary, IFRS.

Mandatory Cost: any amount incurred periodically by a Lender constituting fees, costs or charges imposed by any Governmental Authority on lenders generally in the jurisdiction where such Lender is domiciled, is subject to regulation or has its office through which it performs its obligations hereunder.

Margin Stock: as defined in Regulation U of the Board of Governors.

Material Adverse Effect: the effect of any event or circumstance that, taken alone or in conjunction with other events or circumstances, (a) has or could be reasonably expected to have a material adverse effect on the business, operations, Properties or financial condition of the Obligors, taken as a whole, on the value of any material Collateral, on the enforceability of any Loan Document, or on the validity or priority of Agent’s Liens on any Collateral; (b) materially impairs the ability of the Obligors, taken as a whole, to perform their obligations under the Loan Documents, including repayment of any Obligations; or (c) otherwise materially and adversely impairs the ability of Agent or any Lender to enforce or collect any Obligations or to realize upon any Collateral.

Material Contract: any written agreement or arrangement to which any Obligor or its respective Subsidiaries is party (other than the Loan Documents) (a) that is deemed to be a material contract under any securities law applicable to such Person, including the Securities Act of 1933; or (b) for which breach, termination, nonperformance or failure to renew could reasonably be expected to have a Material Adverse Effect.

Material Real Estate: means any Real Estate located in the United States and owned in fee by any US Obligor with a fair market value of $1,000,000 or more, as reasonably determined by US Borrower Agent in good faith.

Moody’s: Moody’s Investors Service, Inc., and its successors.

Mortgage: a mortgage, deed of trust, deed of hypothec, or deed to secure debt in which an Obligor grants a Lien on its Material Real Estate to Agent, for the benefit of Secured Parties, as security for the Obligations.

Multiemployer Plan: any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which an Obligor or ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions or to which any Obligor or any ERISA Affiliate has any liability (contingent or otherwise).

Net Proceeds: with respect to an Asset Disposition or any proceeds of insurance of any Collateral or any awards arising from condemnation of any Collateral, proceeds (including, when received, any deferred or escrowed payments) received by any Obligor or its respective Subsidiaries in cash from such disposition, net of (a) reasonable and customary costs and expenses actually incurred in connection therewith, including legal fees and sales commissions; (b) amounts applied to repayment of Debt secured by a Permitted Lien senior to Agent’s Liens on Collateral sold; (c) transfer or similar taxes; and (d) reserves for indemnities, until such reserves are no longer needed.

NOLV Percentage: the net orderly liquidation value of Inventory, expressed as a percentage, expected to be realized at an orderly, negotiated sale held within a reasonable period of time, net of all liquidation expenses, as determined from the most recent appraisal of the applicable Borrower’s Inventory performed by an appraiser and on terms satisfactory to Agent.

Notice of Borrowing: request by US Borrower Agent for a Borrowing of Revolver Loans, in form reasonably satisfactory to Agent.

Notice of Conversion/Continuation: a request by US Borrower Agent for (a) conversion or continuation of a Loan as a US Term SOFR Loan, or (b) continuation of a Loan as a UK EURIBOR Loan, as applicable, in each case, in form reasonably satisfactory to Agent.

Obligations: all (a) principal of and premium, if any, on the Revolver Loans, (b) LC Obligations and other obligations of Obligors with respect to Letters of Credit, (c) interest, expenses, fees, indemnification obligations, Extraordinary Expenses and other amounts payable by Obligors under Loan Documents, (d) Secured Bank Product Obligations, and (e) other Debts, obligations and liabilities of any kind owing by Obligors pursuant to the Loan Documents, in each case whether now existing or hereafter arising, whether evidenced by a note or other writing, whether allowed in any Insolvency Proceeding, whether arising from an extension of credit, issuance of a letter of credit, acceptance, loan, guaranty, indemnification or otherwise, and whether direct or indirect, absolute or contingent, due or to become due, primary or secondary, or joint or several; provided, that Obligations of an Obligor shall not include its Excluded Swap Obligations.

Obligor: each Borrower, Guarantor or other Person that is liable for payment of any Obligations or that has granted a Lien on its assets in favor of Agent to secure any Obligations.

OFAC: Office of Foreign Assets Control of the US Treasury Department.

Omnibus Reaffirmation Agreement: that certain Omnibus Reaffirmation Agreement executed by each Obligor in favor of Agent and Secured Parties dated as of the Second Amendment Effective Date.

Ordinary Course of Business: the ordinary course of business of any Borrower or Subsidiary, undertaken in good faith and consistent with Applicable Law and past practices.

Original ABL Revolver Loan Agreement: as defined in the recitals to this Agreement.

Organic Documents: with respect to any Person, its charter, certificate or articles of incorporation, memorandum and articles of association, constitutional documents, certificate of change of name (if any), bylaws, articles of organization, limited liability agreement, operating agreement, members agreement, shareholders agreement, partnership agreement, certificate of partnership, certificate of formation, memorandum of association, voting trust agreement, or similar agreement or instrument governing the formation or operation of such Person.

Original Closing Date: March 31, 2014.

OSHA: the Occupational Safety and Health Act of 1970.

Other Agreement: each LC Document, Fee Letter, the Restatement Fee Letter, the Omnibus Reaffirmation Agreement, Lien Waiver, Related Real Estate Documents, Borrowing Base Report, Subordination Agreements, Compliance Certificate, Borrower Materials, intercreditor agreements (including the Term Loan Intercreditor Agreement), or other note, document, instrument or agreement (other than this Agreement or a Security Document) now or hereafter delivered by an Obligor or other Person to Agent or a Lender in connection with any transactions relating hereto.

Other Connection Taxes: with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a Lien under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in, any Revolver Loan or Loan Document).

Other Taxes: all present or future stamp, court, documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a Lien under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 14.4(c)).

Overadvance: a US Overadvance or a UK Overadvance, as the context requires.

Parent: as defined in the preamble to this Agreement.

Participant: as defined in Section 14.2.1.

Participating Member State: any member state of the European Union that has the Euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

Patriot Act: the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. No. 107-56, 115 Stat. 272 (2001).

Payment Item: each check, draft or other item of payment payable to any Obligor, including those constituting proceeds of any Collateral.

PBGC: the Pension Benefit Guaranty Corporation.

Pension Funding Rules: Code and ERISA rules regarding minimum required contributions (including installment payments) to Pension Plans set forth in, for plan years ending prior to the Pension Protection Act of 2006 effective date, Section 412 of the Code and Section 302 of ERISA, both as in effect prior to such act, and thereafter, Sections 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA.

Pension Plan: any employee pension benefit plan (as defined in Section 3(2) of ERISA), other than a Multiemployer Plan, but for purposes of clarity, including any multiple employer plan, that is subject to Title IV of ERISA and is sponsored or maintained by any Obligor or ERISA Affiliate or to which the Obligor or ERISA Affiliate contributes or has an obligation to contribute, or has made contributions at any time during the immediately preceding five plan years or to which any Obligor or ERISA Affiliate has any liability (contingent or otherwise).

Pensions Regulator: the body corporate called the Pensions Regulator established under Part I of the Pensions Act 2004 (UK).

Permitted Acquisition: (1) Project Tide, and (2) any other Acquisition as long as with respect to such other Acquisition, (a) no Default or Event of Default exists or is caused thereby; (b) the Acquisition is consensual; (c) the assets, business or Person being acquired is useful or engaged in the business of Borrowers and Subsidiaries, is located or organized within the United States, and had positive EBITDA for the 12 month period most recently ended; (d) no Debt or Liens are assumed or incurred, except as permitted by Section 10.2.1(i); (e) the total consideration (including deferred payment obligations and Debt of the types generally included in the calculation of the leverage ratio assumed or incurred) is less than $30,000,000 and, when aggregated with the total consideration for all other Acquisitions made during the preceding 12 months, is less than $50,000,000; (f) upon giving effect thereto, Availability is at least 15% of the Revolver Commitments (disregarding any decreased commitment amount during the Seasonal Period) for the 30 days preceding and as of the Acquisition; (g) the Agent shall have received satisfactory evidence that the Fixed Charge Coverage Ratio, determined on a pro forma basis after giving effect to the Acquisition (as if such Acquisition were consummated on the first day of the period of measurement), is not less than 1.25:1.00, measured on a trailing 12-month basis; (h) the Agent shall have received satisfactory evidence that the Borrowers are in compliance with clause (g) above and the financial covenant set forth in Section 10.3.2 on a pro forma basis after giving effect to the Acquisition (as if such Acquisition were consummated on the first day of the period of measurement) as determined for last day of month most recently ended prior to such Acquisition (for the trailing twelve month period then-ended), all based on calculations and assumptions acceptable to the Agent in its Permitted Discretion, (i) no more than two (2) Permitted Acquisitions are made in any 12 month period and (j) Borrowers deliver to Agent, at least 3 Business Days prior to the Acquisition (or such shorter period as approved by Agent), copies of all material agreements relating thereto and a certificate, in form and substance reasonably satisfactory to Agent, stating that the Acquisition is a “Permitted Acquisition” and demonstrating compliance with the foregoing requirements.

Permitted Asset Disposition: as long as no Default or Event of Default exists and all Net Proceeds are remitted to the Dominion Account, an Asset Disposition that is (a) a sale of Inventory, cash or Cash Equivalents in the Ordinary Course of Business; (b) a disposition of Equipment that, in the aggregate during any 12 month period, has a fair market or book value (whichever is more) of $2,000,000 or less; (c) a disposition of property that is obsolete, unmerchantable or otherwise unsalable or other property not necessary for operations in the Ordinary Course of Business; (d) termination of a lease of real or personal Property that is not necessary for the Ordinary Course of Business, could not reasonably be expected to have a Material Adverse Effect and does not result from an Obligor’s default; or (e) dispositions resulting from any casualty or other insured damage to, or any taking under any power of eminent domain or by condemnation or similar proceeding of, any Property of any Obligor or any Subsidiary; (f) any transactions permitted by Sections 10.2.2, 10.2.4, 10.2.5, 10.2.7 or 10.2.9; (g) [reserved]; (h) approved in writing by Agent and Required Lenders, provided that no Obligor shall dispose of any property charged by way of fixed charge pursuant to a UK Security Agreement without the express written consent of the Agent; (i) a non-exclusive licensing agreement for Intellectual Property, leases, or subleases, in each case in the Ordinary Course of Business; (j) any assignment or transfer of an Account to a provider of credit insurance to the extent such provider has advanced insurance proceeds to the applicable Obligor with respect to such Account being transferred; (k) any other Asset Disposition, so long as the applicable Obligor receives fair market value in consideration in cash for such sale and the aggregate consideration payable in connection with all such dispositions does not exceed $2,000,000 in any calendar year; or (l) (i) Dispositions of assets acquired pursuant to a Permitted Acquisition or an Investment permitted under Section 7.02, which assets are not used or useful to the core or principal business of the Borrower and the Restricted Subsidiaries and (ii) Dispositions of assets that are necessary or advisable, in the good faith judgment of the Borrower, in order to obtain the approval of any Governmental Authority to consummate or avoid the prohibition or other restrictions on the consummation of any Permitted Acquisition or any permitted Investment, in each case consisting of assets with an aggregate fair market value not to exceed $2,000,000 in any such transaction or series of related transactions.

Permitted Contingent Obligations: Contingent Obligations (a) arising from endorsements of Payment Items for collection or deposit in the Ordinary Course of Business; (b) arising from Hedging Agreements permitted hereunder; (c) existing on the Second Amendment Effective Date, and any extension or renewal thereof that does not increase the amount of such Contingent Obligation when extended or renewed; (d) incurred in the Ordinary Course of Business with respect to surety, appeal or performance bonds, or other similar obligations; (e) arising from customary indemnification obligations in favor of purchasers in connection with dispositions of Equipment permitted hereunder; (f) arising under the Loan Documents; or (g) in an aggregate amount of $5,000,000 or less at any time.

Permitted Earnout Payment: (a) the payment to Carmine J. Bonanno and Frederick J. Romano on July 31, 2014 in the aggregate amount of $3,125,000 to be paid in accordance with the terms of that certain Stock Purchase Agreement dated as of September 28, 2010, by and among SG VTB Merger Sub, Inc. SG VTB Holdings, LLC, Voyetra and the stockholders party thereto and (b) the payments to be made in accordance with Section 1.7 of the Roccat Acquisition Agreement (as set forth on the Second Amendment Effective Date) in an aggregate amount not to exceed €3,000,000.

Permitted Discretion: a determination made in the exercise, in good faith, of reasonable business judgment (from the perspective of a secured, asset-based lender).

Permitted Lien: as defined in Section 10.2.2.

Permitted Purchase Money Debt: Purchase Money Debt of any Obligor or its respective Subsidiaries that is unsecured or secured only by a Purchase Money Lien and Debt under Capital Leases of any Obligor, as long as the aggregate amount does not exceed $5,000,000 at any time.

Person: any individual, corporation, limited liability company, unlimited liability company, partnership, joint venture, association, trust, unincorporated organization, Governmental Authority or other entity.

Plan: an employee benefit plan (as defined in Section 3(3) of ERISA) maintained for employees of an Obligor or ERISA Affiliate, or to which an Obligor or ERISA Affiliate is required to contribute on behalf of its employees.

Platform: as defined in Section 15.3.3.

Prime Rate: the rate of interest announced by Bank of America from time to time as its prime rate. Such rate is set by Bank of America on the basis of various factors, including its costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above or below such rate. Any change in such rate publicly announced by Bank of America shall take effect at the opening of business on the day specified in the announcement.

Pro Rata: with respect to:

(a) any US Lender and its share of any US Revolver Commitments or US Obligations, or its voting or other rights with respect to, or any other matters relating to, the US Obligations, (i) prior to the Revolver Commitment Termination Date, a percentage (carried out to the ninth decimal place) determined by dividing the amount of such US Lender’s US Revolver Commitment by the aggregate amount of all US Revolver Commitments (the “US Applicable Percentage”), and (ii) upon and after the Revolver Commitment Termination Date, the US Applicable Percentage of such US Lender under this clause most recently in effect, giving effect to any subsequent assignment;

(b) any UK Lender and its share of any UK Revolver Commitments or UK Obligations, or its voting or other rights with respect to or matters relating to the UK Obligations, (i) prior to the Revolver Commitment Termination Date, a percentage (carried out to the ninth decimal place) determined by dividing the amount of such UK Lender’s UK Revolver Commitment by the aggregate amount of all UK Revolver Commitments (the “UK Applicable Percentage”), and (ii) upon and after the Revolver Commitment Termination Date, the UK Applicable Percentage of such UK Lender under this clause most recently in effect, giving effect to any subsequent assignment; and

(c) any Lender and its share of all Revolver Commitments or Obligations, or its voting or other rights with respect to or matters relating to the Revolving Facility as a whole, including indemnity obligations and reimbursement obligations owing to Agent, (i) prior to the Revolver Commitment Termination Date, a percentage (carried out to the ninth decimal place) determined by dividing the sum of such Lender’s US Revolver Commitment and the Dollar Equivalent of the amount of such Lenders’ UK Revolver Commitment by the aggregate amount of the Dollar Equivalent of all Revolver Commitments (the “Applicable Percentage”); and (ii) upon and after the Revolver Commitment Termination Date, the Applicable Percentage of such Lender under this clause most recently in effect, giving effect to any subsequent assignment.

Project Tide: the Acquisition by TBC of substantially all of the Equity Interests of Performance Designed, pursuant to that certain Merger Agreement dated as of March 13, 2024.

Project Tide Accounts Formula Amount: 50% of the Value of Eligible US Accounts of Performance Designed.

Project Tide Inventory Formula Amount: 50% of the Value of Eligible US Inventory of Performance Designed.

Properly Contested: with respect to any obligation of an Obligor, (a) the obligation is subject to a bona fide dispute regarding amount or the Obligor’s liability to pay; (b) the obligation is being properly contested in good faith by appropriate proceedings promptly instituted and diligently pursued; (c) appropriate reserves have been established in accordance with GAAP (or, as the context may require, Local GAAP as it relates to any non-US Obligor, any branch thereof or any Foreign Subsidiary which is not an Obligor); (d) non-payment could not have a Material Adverse Effect, nor result in forfeiture or sale of any material assets of the Obligor; (e) no Lien (other than a Permitted Lien) is imposed on assets of the Obligor, unless bonded and stayed to the satisfaction of Agent; and (f) if the obligation results from entry of a judgment or other order, such judgment or order is stayed pending appeal or other judicial review.

Property: any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

Protective Advances: US Protective Advances or UK Protective Advances, as the context requires.

Purchase Money Debt: (a) Debt (other than the Obligations) for payment of any of the purchase price of fixed assets; (b) Debt (other than the Obligations) incurred within ten (10) days before or after acquisition of any fixed assets, for the purpose of financing any of the purchase price thereof; and (c) any renewals, extensions or refinancings (but not increases) thereof.

Purchase Money Lien: a Lien that secures Purchase Money Debt, encumbering only the fixed assets acquired with such Debt and constituting a Capital Lease or a purchase money security interest under the UCC or other Applicable Law.

Qualified ECP: an Obligor with total assets exceeding $10,000,000, or that constitutes an “eligible contract participant” under the Commodity Exchange Act and can cause another Person to qualify as an “eligible contract participant” under Section 1a(18)(A)(v)(II) of such act.

Qualifying Lender:

(a) a Lender (other than a Lender within clause (b) below) which is beneficially entitled to interest payable to that Lender in respect of an advance and is:

(i) a Lender:

(A) that is a bank (as defined for the purpose of section 879 of the ITA) making an advance; or

(B) in respect of an advance by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that such advance was made,

and, in each case, which is within the charge to United Kingdom corporation tax with respect to any payments of interest made in respect of that advance; or

(ii) a Lender which is:

(A) a company resident in the United Kingdom for United Kingdom tax purposes;

(B) a partnership, each member of which is:

(C) a company so resident in the United Kingdom; or

(D) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(E) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company; or

(iii) a Treaty Lender; or

(b) a building society (as defined for the purposes of section 880 of the ITA) making an advance.

RCRA: the Resource Conservation and Recovery Act (42 U.S.C. §§ 6991-6991i).

Real Estate: all right, title and interest (whether as owner, lessor or lessee) in any real Property or any buildings, structures, parking areas or other improvements thereon.

Recipient: Agent, Issuing Bank, any Lender or any other recipient of a payment to be made by an Obligor under a Loan Document or on account of an Obligation.

Refinancing Conditions: the following conditions for Refinancing Debt: (a) it is in an aggregate principal amount that does not exceed the principal amount of the Debt being extended, renewed or refinanced (other than by the amount of premiums paid thereon, any paid-in-kind or other capitalized interest and the fees and expenses incurred in connection therewith and by the amount of unfunded commitments with respect thereto); (b) it has a final maturity no sooner than, a weighted average life no less than the Debt being extended, renewed or refinanced; (c) it is on terms not materially less favorable to Borrowers (taken as a whole) than those applicable to the Debt being extended, renewed or refinanced (including any terms relating to collateral (if any) and subordination (if any)) and the interest rates with respect thereto are on market terms; (d) [Reserved]; (e) no additional Person is obligated on such Debt and (f) upon giving effect to it, no Event of Default.

Refinancing Debt: Borrowed Money that is the result of an extension, renewal or refinancing of Debt permitted under Section 10.2.1(b), (c), (d), (p) or (q).

Reimbursement Date: as defined in Section 2.3.2.

Related Real Estate Documents: with respect to any Real Estate subject to a Mortgage, the following, in form and substance reasonably satisfactory to Agent in its Permitted Discretion and received by Agent for review: (a) at least 45 days prior to the effective date of the Mortgage (or such later date agreed by the Agent) all information requested by Agent or any Lender for due diligence pursuant to Flood Laws; and (b) on or prior to the effective date of the Mortgage, (i) a mortgagee title policy (or binder therefor) covering Agent’s interest under the Mortgage, by an insurer reasonably acceptable to Agent, which must be fully paid on such effective date; (ii) such assignments of leases, estoppel letters, attornment agreements, consents, waivers and releases as Agent may reasonably require with respect to other Persons having an interest in the Real Estate; (iii) a current, as-built survey of the Real Estate, containing a metes-and-bounds property description and certified by a licensed surveyor reasonably acceptable to Agent; (iv) a life-of-loan flood hazard determination and, if any Real Estate is located in a special flood hazard zone, flood insurance documentation and coverage as required by Flood Laws or otherwise reasonably satisfactory to each Lender; (v) a current appraisal of the Real Estate, prepared by an appraiser acceptable to Agent, and in form and substance reasonably satisfactory to Required Lenders; (vi) an environmental assessment, prepared by environmental engineers acceptable to Agent, an environmental indemnity agreement if appropriate, and such other reports, certificates, studies or data as Agent may reasonably require, all in form and substance reasonably satisfactory to Required Lenders; and (vii) such other documents, instruments or agreements as Agent may reasonably require with respect to the Real Estate and Mortgage.

Rent and Charges Reserve: the aggregate of (a) all past due rent and other amounts owing by an Obligor to any landlord, warehouseman, processor, repairman, mechanic, shipper, freight forwarder, broker or other Person who possesses any Collateral or could assert a Lien on any Collateral; and (b) a reserve at least equal to three months’ rent and other charges that could be payable to any such Person, unless it has executed a Lien Waiver.

Report: as defined in Section 13.2.3.

Reporting Trigger Date: (i) The third Business Day of each week, if Availability is in an amount less than the greater of (a) twelve and one-half percent (12.5%) of the aggregate Borrowing Base (disregarding any decreased commitment amount during the Seasonal Period) and (b) $10,000,000, for a period of five (5) consecutive days (commencing on the third Business Day of the week following such five (5) consecutive day period and ending on the first day after Availability is in an amount equal to or greater than the greater of (a) twelve and one-half percent (12.5%) of the aggregate Borrowing Base (disregarding any decreased commitment amount during the Seasonal Period) and (b) $10,000,000, for a period of thirty (30) consecutive days) and (ii) otherwise, the 15th day of each month (or if such day is not a Business Day, then the first Business Day thereafter).

Reportable Event: any event set forth in Section 4043(c) of ERISA.

Requesting Borrower: with respect to any Letter of Credit, shall mean the Borrower requesting such Letter of Credit to be issued for the benefit of itself or any of its Subsidiaries.

Required Lenders: one or more unaffiliated Secured Parties holding more than 50% of (a) the aggregate outstanding Revolver Commitments; or (b) after termination of the Revolver Commitments, the aggregate outstanding Revolver Loans and LC Obligations or, upon Full Payment of all Revolver Loans and LC Obligations, the aggregate remaining Obligations; provided, that Revolver Commitments, Revolver Loans and other Obligations held by a Defaulting Lender and its Affiliates shall be disregarded in making such calculation, but any related Fronting Exposure shall be deemed held as a Revolver Loan or LC Obligation by the Lender that funded the applicable Revolver Loan or issued the applicable Letter of Credit.

Restatement Fee Letter: the fee letter agreement by and among Borrowers and Agent, dated as of the First Restatement Effective Date, as such letter agreement may be amended, restated, supplemented or otherwise modified from time to time.

Restricted Investment: any Investment by a Borrower or Subsidiary, other than (a) Investments in Subsidiaries to the extent existing on the Second Amendment Effective Date; (b) Cash Equivalents that are subject to Agent’s Lien and control, pursuant to documentation in form and substance reasonably satisfactory to Agent; (c) loans and advances permitted under Section 10.2.7; (d) so long as the Deemed Borrowing Base Termination Date (Project Tide) has occurred, Permitted Acquisitions, including, for the avoidance of doubt, Investments in Obligors (or newly-formed Subsidiaries that substantially simultaneously with such Permitted Acquisition become Obligors) to the extent such Investment is used to fund the purchase price of any such Permitted Acquisition; (e) Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the Ordinary Course of Business and payable or dischargeable in accordance with customary trade terms, and Investments received in satisfaction or partial satisfaction thereof from financially troubled Account Debtors and other credits to suppliers in the Ordinary Course of Business; provided, however, that such trade terms may include such concessionary trade terms as Parent or any such Subsidiary deems reasonable under the circumstances; (f) without duplication of the repurchase, redemption or other acquisition or retirement of Equity Interests of Parent permitted under Section 10.2.4(d), so long as no Event of Default exists immediately before and after giving effect thereto and the Agent shall have received satisfactory evidence that the Borrowers are in compliance with each of the financial covenants set forth in Section 10.3 on a pro forma basis after giving effect to the such Investment (as if such Investment were consummated on the first day of the period of measurement) as determined for last day of month most recently ended prior to such Investment (for the trailing twelve month period then-ended), all based on calculations and assumptions acceptable to the Agent, the repurchase, redemption or other acquisition or retirement of any Equity Interests of Parent in an aggregate amount not to exceed $5,000,000 (or such greater amount as reasonably approved by Agent in writing) in any calendar year or $10,000,000 (or such greater amount as reasonably approved by Agent in writing) in the aggregate; (g) Investments consisting of any deferred portion of the sales price received in connection with any Permitted Disposition; (h) without duplication, Investments to the extent permitted as Debt or Contingent Obligations hereunder; (i) the endorsement of negotiable instruments held for collection in the ordinary course of business; (j) Investments by UK Borrower in any other Obligor or by US Borrower in any other Obligor which is not a Foreign Subsidiary; (k) any other Investment (other than the type set forth above) to the extent that payment for such investment is made with the proceeds of any equity investments in Parent by Persons who are not Obligors, the cash proceeds of which are (i) contributed directly or indirectly to any Obligor or any of its Subsidiaries and (ii) used substantially contemporaneously by such Obligor or its Subsidiaries to make such Investment; (l) obligations incurred pursuant to Hedging Agreements incurred pursuant to Section 10.2.1; (m) other Investments (other than the type set forth in clauses (a) through (l) above) in any Fiscal Year not to exceed $2,000,000 times the Growth Multiple; and (n) Investments by UK Borrower in TB Germany (i) in an amount equal to $4,000,000 for the purpose of paying consideration in connection with the Roccat Transaction and (ii) in an aggregate amount not to exceed $4,000,000 in any Fiscal Year. For purposes of this definition, (i) the outstanding amount of any investment shall be deemed to be the initial cost of such Investment when made, purchased or acquired (without any adjustments for subsequent increases or decreases in value), but giving effect to any repayments, interest, returns, profits, dividends, distributions, proceeds, fees, income and other amounts received or realized by the Obligors in respect of such Investment and determined without regard to any write-downs or write-offs of any investments, loans or advances in connection therewith and (ii) in the event that any Investment meets the criteria of more than one of the categories described in clauses (a) through (n), the Obligors shall be permitted to make any such Investment in any manner that complies with this definition and may rely upon more than one of the categories described above.

Restrictive Agreement: an agreement (other than a Loan Document) that conditions or restricts the right of any Borrower, Subsidiary or other Obligor to incur or repay Borrowed Money, to grant Liens on any assets, to declare or make Distributions, to modify, extend or renew any agreement evidencing Borrowed Money, or to repay any intercompany Debt.

Revolver Commitment: the US Revolver Commitment or the UK Revolver Commitment, as the context requires.

Revolver Commitments: the aggregate amount of the Revolver Commitment of all Lenders.

Revolver Commitment Termination Date: the earliest to occur of (a) the Revolver Termination Date; (b) the date on which the US Borrower Agent terminates the US Revolver Commitments pursuant to Section 2.1.7; or (c) the date on which the Revolver Commitments are terminated pursuant to Section 12.2.

Revolver Loan: a US Revolver Loan or a UK Revolver Loan, as the context requires.

Revolver Termination Date: the earliest of (a) March 13, 2027, and (b) the date that is 91 days prior to the maturity date of the Term Loan Debt or any Subordinated Indebtedness to the extent such Indebtedness is outstanding on such date.

Revolver Usage: the sum of the US Revolver Usage and the UK Revolver Usage.

Roccat Acquisition Agreement: that certain Asset Purchase Agreement, dated as of March 11, 2019, by and among Roccat GmbH, Roccat Studios Taipei Co., Ltd., Roccat Asia Pacific Co., Ltd., Roccat Inc., Jollenbeck GmbH, First Wise Media GmbH, TBC Holding and the other Persons party thereto.

Roccat Transaction: the transactions contemplated by the Roccat Acquisition Agreement.

S&P: Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor thereto.

Sanction: any sanction administered or enforced by the U.S. government (including OFAC), United Nations Security Council, European Union, U.K. government or other relevant sanctions authority.

Seasonal Period: the period commencing on (and including) March 1 of each calendar year and ending on (and including) July 31 of such calendar year.

Second Amendment Effective Date: May 31, 2019.

Secured Bank Product Obligations: Debt, obligations and other liabilities with respect to Bank Products owing by a Borrower or any Subsidiary of a Borrower to a Secured Bank Product Provider; provided, that Secured Bank Product Obligations of an Obligor shall not include its Excluded Swap Obligations.

Secured Bank Product Provider: (a) Bank of America or any of its branches or Affiliates; and (b) any other Lender or Affiliate of a Lender that is providing a Bank Product, provided such provider delivers written notice to Agent, in form and substance reasonably satisfactory to Agent, within 10 days following the later of the Closing Date or creation of the Bank Product, (i) describing the Bank Product and setting forth the maximum amount to be secured by the Collateral and the methodology to be used in calculating such amount, and (ii) agreeing to be bound by Section 13.13.

Secured Parties: US Secured Parties or UK Secured Parties, as the context requires.

Security Documents: the Guaranties, Mortgages, UK Security Agreements, Dutch Security Agreements, Deposit Account Control Agreements, IP Security Agreements and all other documents, instruments and agreements now or hereafter securing (or given with the intent to secure) any Obligations.

Senior Officer: the chairman of the board, president, chief executive officer or chief financial officer of a Borrower or, if the context requires, an Obligor.

Settlement Report: a report summarizing Revolver Loans and participations in LC Obligations outstanding as of a given settlement date, allocated to Lenders on a Pro Rata basis in accordance with their Revolver Commitments.

SOFR: the secured overnight financing rate as administered by FRBNY (or a successor administrator).

SOFR Adjustment: 0.10%.

Solvent: as to any Person, such Person (a) owns Property whose fair salable value is greater than the amount required to pay all of its debts (including contingent, subordinated, unmatured and unliquidated liabilities); (b) owns Property whose present fair salable value (as defined below) is greater than the probable total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) of such Person as they become absolute and matured; (c) is able to pay all of its debts as they mature; (d) has capital that is not unreasonably small for its business and is sufficient to carry on its business and transactions and all business and transactions in which it is about to engage; (e) is not “insolvent” within the meaning of Section 101(32) of the Bankruptcy Code, or, with respect to UK Borrower or any other Obligor organized under the laws of England and Wales, it is not or is not deemed, for the purpose of and under the Insolvency Act 1986, to be unable to pay its debts as they fall due; and (f) has not incurred (by way of assumption or otherwise) any obligations or liabilities (contingent or otherwise) under any Loan Documents, or made any conveyance in connection therewith, with actual intent to hinder, delay or defraud either present or future creditors of such Person or any of its Affiliates. “Fair salable value” means the amount that could be obtained for assets within a reasonable time, either through collection or through sale under ordinary selling conditions by a capable and diligent seller to an interested buyer who is willing (but under no compulsion) to purchase.

Specified Closing Date Holders: the holders of Equity Interests of Parent set forth on Schedule 1.1S and the heirs or such holders or any trusts or other estate planning vehicles of such holders, or any trust, the beneficiary of which, any charitable trust, the grantor of which, or any corporation, limited liability company, partnership or other entity, the stockholders, members, general or limited partners or owners of which include only such holder and any of the foregoing individuals or entities.

Specified Obligor: an Obligor that is not then an “eligible contract participant” under the Commodity Exchange Act (determined prior to giving effect to Section 5.11).

Sponsor: Stripes Group, LLC and any person controlled by, in control of or under common control with Stripes Group, LLC and which is organized primarily for the purpose of making debt and equity contribution.

Spot Rate: the exchange rate, as determined by Agent, that is applicable to conversion of one currency into another currency, which is (a) the exchange rate reported by Bloomberg (or other commercially available source designated by Agent) as of the end of the preceding business day in the financial market for the first currency; or (b) if such report is unavailable for any reason, the spot rate for the purchase of the first currency with the second currency as in effect during the preceding business day in Agent’s principal foreign exchange trading office for the first currency.

Stated Amount: the outstanding amount of a Letter of Credit, including any automatic increase or tolerance (whether or not then in effect) provided by the terms of the Letter of Credit or related LC Documents.

Sterling or £: the lawful currency of the UK.

Subordinated Debt: Debt incurred by any Obligor or any of its respective Subsidiaries that is expressly subordinate and junior in right of payment to Full Payment of all Obligations pursuant to a Subordination Agreement and is also on terms (including maturity, interest, fees, repayment, covenants and subordination) reasonably satisfactory to Agent.

Subordination Agreement: a subordination agreement or subordination provisions, in each case, executed by the holders of any Subordinated Debt in favor of the Agent and the Secured Parties, which agreement is or which provisions are in form and substance reasonably satisfactory to Agent.

Subsidiary: any entity at least 50% of whose Voting Equity Interests is owned by a Borrower or combination of Borrowers (including indirect ownership through other entities in which a Borrower directly or indirectly owns 50% of such Voting Equity Interests).

Swap Obligations: with respect to an Obligor, its obligations under a Hedging Agreement that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

Synthetic Lease Obligation: the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

Swingline Loan: a US Swingline Loan or a UK Swingline Loan, as the context requires.

TARGET2: means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on November 19, 2007.

TARGET Day: any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) payment system (or, if such payment system ceases to be operative, such other payment system (if any) determined by the Agent to be a suitable replacement) is open for the settlement of payments in Euro.

Taxes: all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

Tax Confirmation: a confirmation by a UK Lender that the person beneficially entitled to interest payable to that UK Lender in respect of an advance is either:

(a) a company resident in the United Kingdom for United Kingdom tax purposes; or

(b) a partnership each member of which is:

(i) a company so resident in the United Kingdom; or

(ii) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.

Tax Credit: a credit against, relief or remission for, or repayment of, any Taxes.

Tax Deduction: a deduction or withholding from a payment under any Loan Document for and on account of any taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein with respect to such payments and all interest, penalties or similar liabilities with respect thereto.

Tax Payment: in relation to any UK Borrower, either the increase in a payment made by that UK Borrower to a UK Lender under Section 5.12(b) or a payment under Section 5.12(c).

TB Germany: TB Germany GmbH, a Germany limited liability company.

Term Agent: Blue Torch Finance LLC, in its capacity as agent under the Term Loan Documents.

Term Loan Agreement: that certain Financing Agreement by and among the Obligors, the Term Loan Lenders and the Term Agent dated as of March 13, 2024, as in effect on the Fourth Amendment Effective Date.

Term Loan Debt: Debt owed by the Obligors to the Term Loan Lenders and Term Agent pursuant to the Term Loan Documents, in an aggregate principal amount not to exceed $50,000,000.

Term Loan Documents: the Term Loan Agreement and each of the other loan documents entered into in connection therewith, in each case, as in effect on the date hereof.

Term Loan Intercreditor Agreement: that certain Intercreditor Agreement dated as of the Fourth Amendment Effective Date, by and among Agent as the ABL Agent and Term Agent as the Term Loan Agent.

Term Loan Lenders: means “Lenders” as defined in the preamble to the Term Loan Agreement.

Term SOFR: (a) for any Interest Period relating to a US Revolver Loan (other than a US Base Rate Loan), the rate per annum equal to the Term SOFR Screen Rate two U.S. Government Securities Business Days prior to the commencement of such Interest Period with a term equivalent to such Interest Period, provided that if such rate is not published prior to 11:00 a.m. on such determination date, then the Term SOFR means the Term SOFR Screen Rate on the first U.S. Government Securities Business Day immediately prior thereto, in each case, plus the SOFR Adjustment for such Interest Period; and (b) for any interest calculation relating to a US Base Rate Loan on any day, the rate per annum equal to the Term SOFR Screen Rate two U.S. Government Securities Business Days prior to such date with a term of one month commencing that day, provided that if the rate is not published prior to 11:00 a.m. on such determination date, then Term SOFR means the Term SOFR Screen Rate on the first U.S. Government Securities Business Day immediately prior thereto, in each case, plus the SOFR Adjustment for such term; provided, that if Term SOFR determined in accordance with either of the foregoing provisions (a) or (b) would otherwise be less than zero (0), Term SOFR shall be deemed zero (0) for purposes of this Agreement.

Term SOFR Screen Rate: the forward-looking SOFR term rate administered by CME (or any successor administrator satisfactory to Agent) and published on the applicable Reuters screen page (or such other commercially available source providing such quotations as may be designated by Agent from time to time).

Total Commitment: means the sum of the amounts of the UK Lenders’ UK Revolver Commitments and US Lenders’ US Revolver Commitments.

Transferee: any actual or potential Eligible Assignee, Participant or other Person acquiring an interest in any Obligations.

Treaty Lender: a Lender which:

(a) is treated as a resident of a Treaty State for the purposes of the relevant Treaty;

(b) does not carry on a business in the United Kingdom through a permanent establishment with which that Lender’s participation in any advance is effectively connected; and

(c) fulfils any other conditions which must be fulfilled under the relevant Treaty by residents of that Treaty State (subject to completion of any necessary procedural or filing requirements) for such residents to obtain full exemption from United Kingdom taxation on interest payable to that Lender in respect of an advance under a Loan Document.

Treaty State: a jurisdiction having a double taxation agreement (a “Treaty”) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest.

Turtle Beach: as defined in the preamble to this Agreement.

UCC: the Uniform Commercial Code as in effect in the State of California or, when the laws of any other jurisdiction govern the perfection or enforcement of any Lien, the Uniform Commercial Code (or similar or equivalent legislation) of such jurisdiction.

UK: the United Kingdom of Great Britain and Northern Ireland.

UK Accounts Formula Amount: 85% of the Value of Eligible UK Accounts.

UK Availability: The Dollar Equivalent of the UK Borrowing Base minus UK Revolver Usage.

UK Availability Reserve: the sum (without duplication) of (a) the Inventory Reserve with respect to the Inventory of UK Borrower; (b) the Rent and Charges Reserve with respect to UK Borrower; (c) the LC Reserve applicable to UK Borrower; (d) the UK Bank Product Reserve; (e) all accrued Royalties payable by UK Borrower, whether or not then due and payable by UK Borrower; (f) the aggregate amount of liabilities secured by Liens upon UK Collateral that are or may be senior to Agent’s Liens (but imposition of any such reserve shall not waive an Event of Default arising therefrom); (g) the UK Dilution Reserve; (h) a reserve for the prescribed part of floating charge realisations which may be set aside for unsecured creditors which at the Fourth Amendment Effective Date is a maximum of 800,000 Sterling for UK Borrower, (i) [Reserved], and (j) such additional reserves, in such amounts and with respect to such matters, as Agent in its Permitted Discretion may elect to impose from time to time; provided, that the reserves included in the UK Availability Reserve shall not be duplicative of the eligibility criteria for Eligible UK Accounts or Eligible UK Inventory.

UK Bank Product: any of the following products or services extended to a UK Borrower, any Subsidiary of UK Borrower, or any Affiliate of UK Borrower by Bank of America (acting through its London branch) or any of its Affiliates or branches: (a) Cash Management Services; (b) products under Hedging Agreements; (c) commercial credit card and merchant card services; and (d) leases and other banking products or services, other than Letters of Credit.

UK Bank Product Reserve: the aggregate amount of reserves established by Agent from time to time in its Permitted Discretion with respect to Secured Bank Product Obligations of UK Borrower.

UK Borrower: as defined in the preamble to this Agreement.

UK Borrowing Base: on any date of determination, a Dollar Equivalent amount equal to the lesser of (a) the aggregate UK Revolver Commitments or (b) the UK Accounts Formula Amount, plus the UK Inventory Formula Amount, minus the UK Availability Reserve.

UK Borrowing Base Report: a report of the UK Borrowing Base, in form and substance satisfactory to Agent.

UK Collateral: all Property of each UK Obligor described in any Security Document that secures the UK Obligations or UK Guaranteed Obligations and all other Property of each UK Obligor that now or hereafter secures (or is intended to secure) any UK Obligations or any UK Guaranteed Obligations.

UK Commitment Percentage: as to any UK Lender at any time, the ratio, expressed as a percentage, which such UK Lender’s UK Revolver Commitment bears to the aggregate UK Revolver Commitments at such time.

UK Dilution Reserve: a reserve established by Agent in its Permitted Discretion if the Dilution Percent of UK Borrower for any period exceeds such Dilution Percent in existence on the First Restatement Effective Date, which reserve shall be in an amount equal to 1.0% of Eligible UK Accounts for each whole percentage point (or fraction thereof) that Dilution Percent of UK Borrower exceeds such percentage.

UK Eligible Foreign Account: an Account of UK Borrower that is owed by an Account Debtor that is organized or has its principal offices or assets in a jurisdiction that has been a Participating Member State since before April 30, 2004 or otherwise approved by Agent.

UK EURIBOR Loan: each set of UK Revolver Loans, or portion thereof, funded in Euro, and bearing interest calculated by reference to EURIBOR having a common length and commencement of Interest Period.

UK Financial Institution: any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

UK Guaranteed Obligations: as defined in Section 11.2.

UK Guarantors: as defined in the preamble to this Agreement.

UK Inventory Formula Amount: the sum of (a) the lesser of (i) 65% of the Value of Eligible UK Inventory; and (ii) 85% of the NOLV Percentage of the Value of Eligible UK Inventory, plus (b) the lesser of (i) 65% of the Value of Eligible UK In-Transit Inventory; and (ii) 85% of the NOLV Percentage of the Value of Eligible UK In-Transit Inventory.

UK Inventory Reserve: reserves established by Agent to reflect factors that may negatively impact the Value of UK Borrower’s Inventory, including change in salability, obsolescence, seasonality, theft, shrinkage, imbalance, change in composition or mix, markdowns and vendor chargebacks.

UK LC Obligations: the sum (without duplication) of (a) all amounts owing by UK Borrower for any drawings under Letters of Credit issued for the benefit of UK Borrower or any Subsidiary of a UK Borrower that is not otherwise a US Borrower; and (b) the stated amount of all outstanding Letters of Credit issued for the benefit of UK Borrower or any such Subsidiary of UK Borrower; provided that, any amounts owing under any Letter of Credit issued for the benefit of such Subsidiary of a UK Borrower shall be the Obligation of UK Borrower.

UK Lenders: Bank of America (acting through its London branch or such other branch or branches as it may designate from time to time) and each other Lender that has issued a UK Revolver Commitment.

UK Non-Bank Lender: a Qualifying Lender not falling within clause (a)(i) of that definition.

UK Obligations: on any date, the portion of the Obligations outstanding that are owing by any UK Obligor.

UK Obligors: UK Borrower, each UK Guarantor and each other Person that is liable for payment of any UK Obligations or that has granted a Lien in favor of Agent on its assets to secure any UK Obligations.

UK Overadvance: as defined in Section 2.1.6(b).

UK Overadvance Loan: a UK Revolver Loan made when a UK Overadvance exists or is caused by the funding thereof.

UK Protective Advances: as defined in Section 2.1.7(b).

UK Required Lenders: one or more UK Secured Parties holding more than 50% of (a) the aggregate outstanding UK Revolver Commitments; or (b) following termination of the UK Revolver Commitments, the aggregate outstanding UK Revolver Loans and LC Obligations of UK Borrowers or, if all Revolver Loans and LC Obligations have been paid in full, the aggregate remaining Obligations; provided, however, that Revolver Commitments, Revolver Loans and other Obligations held by a Defaulting Lender and its Affiliates shall be disregarded in making such calculation, but any related Fronting Exposure shall be deemed held as a Revolver Loan or LC Obligation by the Secured Party that funded the applicable Revolver Loan or issued the applicable Letter of Credit.

UK Revolver Commitment: for any UK Lender, its obligation to make UK Revolver Loans and to participate in UK LC Obligations up to the maximum principal Dollar Equivalent amount in the applicable Available Currencies equal to its UK Commitment Percentage of the aggregate amount of all UK Revolver Commitments, which are shown on Schedule 1.1 as of the Second Amendment Effective Date, or as hereafter determined pursuant to each Assignment and Acceptance to which it is a party.

UK Revolver Commitments: the aggregate amount of the UK Revolver Commitment of all UK Lenders.

UK Revolver Loan: a loan made pursuant to Section 2.1.2, any UK Swingline Loan, any UK Overadvance Loan or UK Protective Advance.

UK Revolver Usage: on any date, the Dollar Equivalent of the sum of (a) the aggregate amount of outstanding UK Revolver Loans, plus (b) the UK LC Obligations, except to the extent Cash Collateralized by UK Borrower on any date.

UK Secured Parties: Agent, UK Lenders, Issuing Bank and Secured Bank Product Providers of UK Bank Products.

UK Security Agreement: each debenture, deed of charge or other similar agreement, instrument or document governed by the laws of England and Wales now or hereafter securing (or given with the intent to secure) any Obligations.

UK SONIA Rate: for any determination date (which date shall be the preceding Business Day if it is not a Business Day), the Sterling Overnight Index Average Reference Rate published on such date on the applicable Reuters screen page (or other commercially available source designated by Agent from time to time); provided, that in no event shall UK SONIA Rate be less than zero (0).

UK SONIA Rate Loans: means a UK Revolving Loan denominated in Sterling, that bears interest at a rate based on the UK SONIA Rate.

UK Swingline Loan: any Borrowing of UK SONIA Rate Loans funded with Agent’s funds, until such Borrowing is settled among UK Lenders or repaid by UK Borrower.

Unfunded Pension Liability: the excess of a Pension Plan’s benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan’s assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to the Code, ERISA or the Pension Protection Act of 2006 for the applicable plan year.

Unused Line Fee Rate: a per annum rate equal to (a) 0.375%, if average monthly applicable Revolver Usage equals or exceeds 50% of the applicable Revolver Commitments during the preceding calendar month, and (b) 0.50%, if applicable average monthly Revolver Usage is less than 50% of the applicable Revolver Commitments during such month.

Upstream Payment: a Distribution by a Subsidiary of a Borrower to such Borrower.

US: the United States of America.

US Accounts Formula Amount: 85% of the Value of Eligible US Accounts.

US Availability: the US Borrowing Base minus US Revolver Usage.

US Availability Reserve: the sum (without duplication) of (a) the Inventory Reserve with respect to the Inventory of any US Borrower; (b) the Rent and Charges Reserve with respect to any US Borrower; (c) the LC Reserve applicable to US Borrowers; (d) the US Bank Product Reserve; (e) all accrued Royalties payable by US Borrower, whether or not then due and payable by US Borrower; (f) the aggregate amount of liabilities secured by Liens upon US Collateral that are or may be senior to Agent’s Liens (but imposition of any such reserve shall not waive an Event of Default arising therefrom); (g) the US Dilution Reserve; (h) [Reserved]; and (i) such additional reserves, in such amounts and with respect to such matters, as Agent in its Permitted Discretion may elect to impose from time to time; provided, that the reserves included in the US Availability Reserve shall not be duplicative of the eligibility criteria for Eligible US Accounts or Eligible US Inventory.

US Bank Product: any of the following products or services extended to a US Borrower, Subsidiary of US Borrower (other than UK Borrower), or any Affiliate of US Borrower by Bank of America or any of its Affiliates or branches: (a) Cash Management Services; (b) products under Hedging Agreements; (c) commercial credit card and merchant card services; and (d) leases and other banking products or services, other than Letters of Credit.

US Bank Product Reserve: the aggregate amount of reserves established by Agent from time to time in its Permitted Discretion with respect to Secured Bank Product Obligations of US Obligors.

US Base Rate: for any day, a per annum rate equal to the greater of (a) the Prime Rate for such day; (b) the Federal Funds Rate for such day, plus 0.50%; or (c) Term SOFR for a one month interest period as of such day, plus 1.0%; provided, that in no event shall the US Base Rate be less than zero.

US Base Rate Loan: a US Revolver Loan that bears interest based on the US Base Rate.

US Borrower or US Borrowers: as defined in the preamble to this Agreement.

US Borrower Agent: as defined in Section 4.4.

US Borrowing Base: on any date of determination, an amount equal to the lesser of:

(a) the aggregate US Revolver Commitments, or

(b) the sum of (i) the US Accounts Formula Amount, plus (ii) the US Inventory Formula Amount, plus (iii) for the period commencing on the Fourth Amendment Effective Date and continuing until the Deemed Borrowing Base Termination Date (Project Tide), the Deemed Borrowing Base Amount (Project Tide) minus (iv) the US Availability Reserve;

provided, that, (1) clauses (b)(i) and (b)(ii) shall not include the Accounts and Inventory of Performance Designed until the Deemed Borrowing Base Termination Date (Project Tide) has occurred and a satisfactory field examination and a satisfactory Inventory appraisal with respect to Performance Designed has been completed by a field examiner and appraiser reasonably acceptable to the Agent and (2) if on the Deemed Borrowing Base Termination Date (Project Tide), a satisfactory field examination and a satisfactory Inventory appraisal with respect to Performance Designed has not been completed by a field examiner and appraiser reasonably acceptable to the Agent, the amount calculated under this clause (b)(iii) shall be $0 until such field examination and appraisal is completed and delivered to Agent.

Notwithstanding anything to the contrary set forth in the Loan Documents, other than in connection with the Deemed Borrowing Base Amount (Project Tide), no Borrowing Base calculation shall include Collateral acquired in a Permitted Acquisition or otherwise outside the Ordinary Course of Business until completion of applicable field examinations and appraisals (which shall not be included in the limits provided in Section 10.1.1(b)) satisfactory to Agent in its Permitted Discretion.

US Borrowing Base Report: a report of the US Borrowing Base, in form and substance satisfactory to Agent.

US Collateral: all Property described in Section 7.1 that secures the US Obligations or US Guarantor’s Guarantor Obligations, all Property described in any Security Documents as security for any US Obligations or US Guarantor’s Guarantor Obligations, and all other Property that now or hereafter secures (or is intended to secure) any US Obligations or US Guarantor’s Guarantor Obligations.

US Commitment Percentage: as to any US Lender at any time, the ratio, expressed as a percentage, which such US Lender’s US Revolver Commitment bears to the aggregate US Revolver Commitments at such time.

US Dilution Reserve: a reserve established by Agent in its Permitted Discretion if the Dilution Percent of US Borrowers for any period exceeds such Dilution Percent for US Borrowers in existence on the First Restatement Effective Date, which reserve shall be in an amount equal to 1.0% of Eligible US Accounts for each whole percentage point (or fraction thereof) that Dilution Percent of US Borrowers exceeds such percentage.

US Dominion Trigger Period: the period (a) commencing on the day that an Event of Default occurs, or the Availability is less than the greater of (x) 15% of the Borrowing Base (disregarding any decreased Revolver Commitment amount during the Seasonal Period) and (y) $10,000,000; and (b) continuing until, during each of the preceding 30 consecutive days, no Event of Default has existed, Availability has been equal to or greater than 15% of the Borrowing Base (disregarding any decreased Revolver Commitment amount during the Seasonal Period) and $10,000,000.

U.S. Government Securities Business Days: any Business Day, except any day on which the Securities Industry and Financial Markets Association, New York Stock Exchange or FRBNY is not open for business because the day is a legal holiday under New York law or U.S. federal law.

US Guaranteed Obligations: as defined in Section 11.1.

US Guarantors: as defined in the preamble to this Agreement and any other Guarantor that is organized under the laws of the United States and which is not a Foreign Subsidiary.

US Guarantor Payment: as set forth in Section 5.11.3(b).

US Inventory Reserve: reserves established by Agent to reflect factors that may negatively impact the Value of US Borrower’s Inventory, including change in salability, obsolescence, seasonality, theft, shrinkage, imbalance, change in composition or mix, markdowns and vendor chargebacks.

US Inventory Formula Amount: the sum of (a) the lesser of (i) 65% of the Value of Eligible US Inventory; and (ii) 85% of the NOLV Percentage of the Value of Eligible US Inventory, plus (b) the lesser of (i) 65% of the Value of Eligible US In-Transit Inventory; and (ii) 85% of the NOLV Percentage of the Value of Eligible US In-Transit Inventory.

US LC Obligations: the sum (without duplication) of (a) all amounts owing by US Borrowers for any drawings under Letters of Credit issued for the benefit of US Borrowers or any Subsidiary of US Borrower (other than UK Borrower); and (b) the stated amount of all outstanding Letters of Credit issued for the benefit of US Borrowers or such Subsidiary of US Borrower; provided that, any amounts owing under any Letter of Credit issued for the benefit of such Subsidiary of a US Borrower shall be the Obligation of such US Borrower.

US Lenders: Bank of America and each other Lender (other than UK Lenders) permitted hereunder that has issued a US Revolver Commitment.

US LC Request: an LC Request made by a US Borrower.

US Obligations: on any date, the portion of the Obligations outstanding that are owing by any US Obligor.

US Obligors: each US Borrower, each US Guarantor and each other Person that is liable for payment of any US Obligations or that has granted a Lien in favor of Agent on its assets to secure any US Obligations.

US Overadvance: as defined in Section 2.1.6(a).

US Overadvance Loan: a US Base Rate Loan made when a US Overadvance exists or is caused by the funding thereof.

US Person: “United States Person” as defined in Section 7701(a)(30) of the Code.

US Protective Advances: as defined in Section 2.1.7(a).

US Required Lenders: one or more US Secured Parties holding more than 50% of (a) the aggregate outstanding US Revolver Commitments; or (b) following termination of the US Revolver Commitments, the aggregate outstanding US Revolver Loans and LC Obligations of US Borrowers or, if all Revolver Loans and LC Obligations have been paid in full, the aggregate remaining Obligations; provided, however, that Revolver Commitments, Revolver Loans and other Obligations held by a Defaulting Lender and its Affiliates shall be disregarded in making such calculation, but any related Fronting Exposure shall be deemed held as a Revolver Loan or LC Obligation by the Secured Party that funded the applicable Revolver Loan or issued the applicable Letter of Credit.

US Revolver Commitment: for any US Lender, its obligation to make US Revolver Loans and to participate in US LC Obligations up to the maximum principal amount in US Dollars equal to its US Commitment Percentage of the aggregate amount of all US Revolver Commitments, which are shown on Schedule 1.1 as of the Second Amendment Effective Date, or as hereafter modified pursuant to Section 2.1.8 or an Assignment and Acceptance to which it is a party.

US Revolver Commitments: the aggregate amount of the US Revolver Commitment of all US Lenders.

US Revolver Usage: on any date, the sum of (a) the aggregate amount of outstanding US Revolver Loans, plus (b) the US LC Obligations, except to the extent Cash Collateralized by US Borrowers.

US Revolver Loan: a loan made pursuant to Section 2.1.1, and any US Overadvance Loan or US Protective Advance.

US Secured Parties: Agent, US Lenders, Issuing Bank and Secured Bank Product Providers of US Bank Products.

US Swingline Loan: any Borrowing of US Base Rate Loans funded with Agent’s funds, until such Borrowing is settled among US Lenders or repaid by US Borrowers.

US Tax Compliance Certificate: as defined in Section 5.10.2(b)(iii).

US Term SOFR Loan: a US Revolver Loan that bears interest based on clause (a) of the definition of Term SOFR.

Value: (a) for Inventory, its value determined on the basis of the lower of cost or market, calculated on a first-in, first-out basis, and excluding any portion of cost attributable to intercompany profit among Borrowers and their Affiliates; and (b) for an Account, its face amount, net of any returns, rebates, discounts (calculated on the shortest terms), credits, allowances or Taxes (including sales, excise or other taxes) that have been or could be claimed by the Account Debtor or any other Person.

VAT: (a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

Voting Equity Interests: the Equity Interests of any Person which entitle the holders thereof to vote for the election of the board of directors of such Person.

Voyetra: as defined in the preamble to this Agreement.

VTB: as defined in the preamble to this Agreement.

Write-Down and Conversion Powers: (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of the applicable EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which powers are described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2 Accounting Terms. Under the Loan Documents (except as otherwise specified therein), all accounting terms shall be interpreted, all accounting determinations shall be made, and all financial statements shall be prepared, in accordance with GAAP (or, as the context may require, Local GAAP as it relates to any non-US Obligor, any branch thereof or any Foreign Subsidiary which is not an Obligor, individually (and not on a consolidated basis)) applied on a basis consistent with the most recent audited financial statements of Borrowers delivered to Agent before the First Restatement Effective Date and using the same inventory valuation method as used in such financial statements, except for any change required or permitted by GAAP (or, as the context may require, Local GAAP as it relates to any non-US Obligor, any branch thereof or any Foreign Subsidiary which is not an Obligor) if Borrowers’ certified public accountants concur in such change, the change is disclosed to Agent, and all relevant provisions of the Loan Documents are amended in a manner satisfactory to Required Lenders to take into account the effects of the change. Unless otherwise specified, all accounting terms used in each Loan Document with respect to the Obligors on a consolidated basis shall be interpreted, and all accounting determinations and computations thereunder (including under Consolidated EBITDA, Fixed Charge Coverage Ratio and the component definitions used in such calculations) shall be made, in accordance with GAAP, applied in a consistent manner except as otherwise specifically prescribed herein. Any change in GAAP (or, as the context may require, Local GAAP as it relates to any non-US Obligor, any branch thereof or any Foreign Subsidiary which is not an Obligor) resulting from the implementation of Financial Accounting Standards Board ASU No. 2016-02, Leases (Topic 842) that requires operating leases to be treated as capital leases shall be disregarded for the purposes of determining Debt and any financial ratio or compliance requirement contained in any Loan Document.

1.3 Uniform Commercial Code. As used herein, the following terms are defined in accordance with the UCC in effect in the State of California from time to time: “Certificated Securities,” “Account,” “Account Debtor,” “Chattel Paper,” “Commercial Tort Claim,” “Deposit Account,” “Document,” “Document of Title,” “Equipment,” “General Intangibles,” “Goods,” “Instrument,” “Intangible,” “Investment Property,” “Letter-of-Credit Right,” “Proceeds,” “Security,” and “Supporting Obligation.”

1.4 Certain Matters of Construction. The terms “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision. Any pronoun used shall be deemed to cover all genders. In the computation of periods of time from a specified date to a later specified date, “from” means “from and including,” and “to” and “until” each mean “to but excluding.” The terms “including” and “include” shall mean “including, without limitation” and, for purposes of each Loan Document, the parties agree that the rule of ejusdem generis shall not be applicable to limit any provision. Section titles appear as a matter of convenience only and shall not affect the interpretation of any Loan Document. All references to (a) laws include all related regulations, interpretations, supplements, amendments and successor provisions; (b) any document, instrument or agreement includes any amendments, waivers and other modifications, extensions or renewals (to the extent permitted by the Loan Documents); (c) any section means, unless the context otherwise requires, a section of this Agreement; (d) any exhibits or schedules means, unless the context otherwise requires, exhibits and schedules attached hereto, which are hereby incorporated by reference; (e) any Person include successors and assigns; (f) time of day means time of day in the Applicable Time; or (g) discretion of Agent, Issuing Bank or any Lender mean the sole and absolute discretion of such Person (acting reasonably). All determinations (including calculations of Borrowing Base and financial covenants) made from time to time under the Loan Documents shall be made in light of the circumstances existing at such time. Borrowing Base calculations shall be consistent with historical methods of valuation and calculation, and otherwise satisfactory to Agent in its Permitted Discretion (and not necessarily calculated in accordance with GAAP (or, as the context may require, Local GAAP as it relates to any non-US Obligor, any branch thereof or any Foreign Subsidiary which is not an Obligor)). Borrowers shall have the burden of establishing any alleged negligence, misconduct or lack of good faith by Agent, Issuing Bank or any Lender under any Loan Documents. No provision of any Loan Documents shall be construed against any party by reason of such party having, or being deemed to have, drafted the provision. Reference to a Borrower’s “knowledge” or similar concept means actual knowledge of a Senior Officer, or knowledge that a Senior Officer would have obtained if he or she had engaged in good faith and diligent performance of his or her duties, including reasonably specific inquiries of employees or agents and a good faith attempt to ascertain the matter.

1.5 Currency Equivalents.

1.5.1 Calculations. All references in the Loan Documents to Revolver Loans, Letters of Credit, Obligations, Borrowing Base components and other amounts shall be denominated in Dollars, unless expressly provided otherwise. The Dollar equivalent of any amounts denominated or reported under a Loan Document in a currency other than Dollars shall be determined by Agent on a daily basis, based on the current Spot Rate. Borrowers shall report Value and other Borrowing Base components to Agent in the currency invoiced by Borrowers (for Accounts) or shown in Borrowers’ financial records (for all other assets), and unless expressly provided otherwise, shall deliver financial statements and calculate financial covenants in Dollars. Notwithstanding anything herein to the contrary, if an Obligation is funded or expressly denominated in a currency other than Dollars, Borrowers shall repay such Obligation in such other currency.

1.5.2 Judgments. If, in connection with obtaining judgment in any court, it is necessary to convert a sum from the currency provided under a Loan Document (“Agreement Currency”) into another currency, the Spot Rate shall be used as the rate of exchange. Notwithstanding any judgment in a currency (“Judgment Currency”) other than the Agreement Currency, a Borrower shall discharge its obligation in respect of any sum due under a Loan Document only if, on the Business Day following receipt by Agent of payment in the Judgment Currency, Agent can use the amount paid to purchase the sum originally due in the Agreement Currency. If the purchased amount is less than the sum originally due, such Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify Agent and Lenders against such loss. If the purchased amount is greater than the sum originally due, Agent shall return the excess amount to such Borrower (or to the Person legally entitled thereto).

ARTICLE 2 CREDIT FACILITIES

2.1 Revolver Commitment.

2.1.1 US Revolver Loans. Each US Lender agrees, severally (and not jointly) on a Pro Rata basis up to its US Revolver Commitment, on the terms set forth herein, to make US Revolver Loans to Borrowers from time to time through the Revolver Commitment Termination Date. The US Revolver Loans may be repaid and reborrowed as provided herein. In no event shall US Lenders have any obligation to honor a request for a US Revolver Loan if US Revolver Usage at such time plus the requested US Revolver Loan would exceed the US Borrowing Base. Each US Revolver Loan shall be funded and repaid in Dollars.

2.1.2 UK Revolver Loans. Each UK Lender agrees, severally (and not jointly) on a Pro Rata basis up to its UK Revolver Commitment, on the terms set forth herein, to make UK Revolver Loans to UK Borrower from time to time through the Revolver Commitment Termination Date. The UK Revolver Loans may be repaid and reborrowed as provided herein. In no event shall UK Lenders have any obligation to honor a request for a UK Revolver Loan if (a) UK Revolver Usage at such time plus the requested UK Revolver Loan would exceed the UK Borrowing Base or (b) the sum of the UK Revolver Usage at such time plus the requested UK Revolver Loan plus the US Revolver Usage at such time would exceed the aggregate Revolver Commitments. Each UK Revolver Loan shall be funded and repaid in an Available Currency for the UK Borrower.

2.1.3 Notes. Revolver Loans and interest accruing thereon shall be evidenced by the records of Agent and the applicable Lender. At the request of a Lender, Borrowers shall deliver promissory note(s) to such Lender, evidencing its Revolver Loans.

2.1.4 Use of Proceeds. The proceeds of Revolver Loans shall be used by Borrowers solely (a) to pay fees and transaction expenses associated with the closing of this credit facility; (b) to pay Obligations in accordance with this Agreement (including but not limited to the restrictions set forth in Section 10.3.2 of this Agreement); (c) for lawful corporate purposes of Borrowers, including working capital and (d) in accordance with the restrictions. Borrowers shall not, directly or indirectly, use any Letter of Credit or Loan proceeds, nor use, lend, contribute or otherwise make available any Letter of Credit or Loan proceeds to any Subsidiary, joint venture partner or other Person, (i) to fund any activities of or business with any Person, or in any Designated Jurisdiction, that, at the time of issuance of the Letter of Credit or funding of the Revolver Loan, is the target of any Sanction; or (ii) in any manner that would result in a violation of a Sanction by any Person (including any Secured Party or other individual or entity participating in any transaction.

2.1.5 Voluntary Reduction or Termination of Revolver Commitments.

(a) Termination of Revolver Commitments.

(i) The Revolver Commitments shall terminate on the Revolver Termination Date, unless sooner terminated in accordance with this Agreement. At any time upon at least 90 days prior written notice to Agent (or such shorter period as agreed to by Agent), Borrowers may, at their option, terminate the Revolver Commitments and this credit facility; provided that if Borrowers terminate the Revolver Commitments in whole during the first Loan Year, Borrowers shall pay to the Agent for the account of the Lenders an amount equal to 1.00% multiplied by the principal amount of the Revolving Commitments terminated. Any notice of termination given by Borrowers shall be irrevocable.

(ii) The UK Revolver Commitments shall terminate on the Revolver Termination Date, unless sooner terminated in accordance with this Agreement. Upon at least 90 days prior written notice to Agent (or such shorter period as agreed to by Agent), UK Borrower may, at its option, terminate the UK Revolver Commitments and this credit facility; provided that if Borrowers terminate the UK Revolver Commitments in whole during the first Loan Year, Borrowers shall pay to the Agent for the account of the Lenders an amount equal to 1.00% multiplied by the principal amount of the UK Revolving Commitments terminated. Any notice of termination given by UK Borrower shall be irrevocable. On the termination date, UK Borrower shall make Full Payment of all UK Obligations.

(b) Reduction of Revolver Commitments. Borrowers may permanently reduce the Revolver Commitments, on a ratable basis for all Lenders, upon at least 30 days prior written notice to Agent (or such shorter period as agreed to by Agent), which notice shall specify the amount of the reduction and shall be irrevocable once given. Each reduction shall be in a minimum amount of $5,000,000, or an increment of $1,000,000 in excess thereof. No reduction in the Revolver Commitments shall result in the Revolver Commitments being reduced to an amount less than $25,000,000.

2.1.6 Overadvances.

(a) US Overadvances. If US Revolver Usage exceeds the US Borrowing Base (“US Overadvance”) at any time, the excess shall be payable by US Borrowers immediately following demand by Agent and shall constitute a US Obligation secured by the US Collateral, entitled to all benefits of the Loan Documents. Agent may require US Lenders to fund US Base Rate Loans that cause or constitute a US Overadvance and to forbear from requiring US Borrowers to cure a US Overadvance, as long as the total US Overadvance does not exceed 10% of the US Borrowing Base and does not constitute for more than 30 consecutive days without the consent of Required Lenders. In no event shall US Revolver Loans be required that would cause US Revolver Usage to exceed the aggregate US Revolver Commitments. No funding or sufferance of a US Overadvance shall constitute a waiver by Agent or US Lenders of the Event of Default caused thereby. No Obligor shall be a beneficiary of this Section nor authorized to enforce any of its terms.

(b) UK Overadvances. If UK Revolver Usage exceeds the UK Borrowing Base (“UK Overadvance”) at any time, the amount shall be payable by UK Borrowers immediately following demand by Agent and shall constitute a UK Obligation secured by the UK Collateral, entitled to all benefits of the Loan Documents. Agent may require UK Lenders to fund UK Revolver Loans that cause or constitute a UK Overadvance as long as the total UK Overadvance does not exceed 10%

of the UK Borrowing Base and does not constitute for more than 30 consecutive days without the consent of the Required Lenders. In no event shall UK Revolver Loans be required that would cause UK Revolver Usage to exceed the aggregate UK Revolver Commitments. No funding or sufferance of a UK Overadvance shall constitute a waiver by Agent or UK Lenders of the Event of Default caused thereby. No Obligor shall be a beneficiary of this Section nor authorized to enforce any of its terms.

2.1.7 Protective Advances.

(a) US Protective Advances. Agent shall be authorized, in its discretion, at any time that any conditions in Section 6 are not satisfied, to make US Base Rate Loans (“US Protective Advances”) (a) up to an aggregate amount of 10% of the US Revolver Commitments outstanding at any time (disregarding any decreased Revolver Commitment amount during the Seasonal Period), if Agent deems such US Revolver Loans are necessary or desirable to preserve or protect US Collateral, or to enhance the collectability or repayment of US Obligations, as long as such Revolver Loans do not cause US Revolver Usage to exceed the aggregate US Revolver Commitments; or (b) to pay any other amounts chargeable to US Obligors under any Loan Documents, including interest, costs, fees and expenses. Lenders shall participate on a Pro Rata basis in US Protective Advances outstanding from time to time. US Required Lenders may at any time revoke Agent’s authority to make further US Protective Advances under clause (a) by written notice to Agent. Absent such revocation, Agent’s determination that funding of a US Protective Advance is appropriate shall be conclusive.

(b) UK Protective Advances. Agent shall be authorized, in its discretion, at any time that any conditions in Section 6 are not satisfied, to make UK Revolver Loans (“UK Protective Advances”) (a) up to an aggregate amount of 10% of the UK Revolver Commitments outstanding at any time (disregarding any decreased Revolver Commitment amount during the Seasonal Period), if Agent deems such UK Revolver Loans are necessary or desirable to preserve or protect UK Collateral, or to enhance the collectability or repayment of UK Obligations, as long as such Revolver Loans do not cause UK Revolver Usage to exceed the aggregate UK Revolver Commitments; or (b) to pay any other amounts chargeable to UK Borrower under any Loan Documents, including interest, costs, fees and expenses. Lenders shall participate on a Pro Rata basis in UK Protective Advances outstanding from time to time. US Required Lenders may at any time revoke Agent’s authority to make further UK Protective Advances under clause (a) by written notice to Agent. Absent such revocation, Agent’s determination that funding of a UK Protective Advance is appropriate shall be conclusive.

2.1.8 Increase in US Revolver Commitments. US Borrowers may request an increase in US Revolver Commitments from time to time upon notice to Agent, as long as (a) the requested increase is in a minimum amount of $5,000,000 and is offered on the same terms as existing US Revolver Commitments, except for a closing fee specified by Borrowers, (b) total increases under this Section do not exceed $40,000,000 in the aggregate and no more than 3 increases are made, and (c) no reduction in Revolver Commitments pursuant to Section 2.1.5 has occurred prior to the requested increase. Agent shall promptly notify US Lenders of the requested increase and, within 10 Business Days thereafter, each US Lender shall notify Agent if and to what extent such US Lender commits to increase its US Revolver Commitment. Any US Lender not responding within such period shall be deemed to have declined an increase. If US Lenders fail to commit to the full requested increase, Eligible Assignees may issue additional US Revolver Commitments and become US Lenders hereunder. Agent may allocate, in its discretion, the increased US Revolver Commitments among committing US Lenders and, if necessary, Eligible Assignees. Total US Revolver Commitments shall be increased by the requested amount (or such lesser amount committed by US Lenders and Eligible

Assignees) on a date agreed upon by Agent and US Borrower Agent. Agent, US Borrowers, and the new and existing US Lenders shall execute and deliver such documents and agreements as Agent deems appropriate to evidence the increase in and allocations of US Revolver Commitments. On the effective date of an increase, the US Revolver Usage and other exposures under the US Revolver Commitments shall be reallocated among US Lenders, and settled by Agent as necessary, in accordance with US Lenders’ adjusted shares of such commitments.

2.1.9 Reallocation of Commitments.

(a) Borrower Agent may request that Lenders change the then current allocation of their respective Revolver Commitments in order to effect an increase or decrease of such respective US Revolver Commitments and corresponding decrease or increase of such respective UK Revolver Commitments, with any such increase or decrease in their US Revolver Commitments to be accompanied by a concurrent and equal decrease or increase, as applicable, in the UK Revolver Commitments (each, an “Commitment Reallocation”).

(b) Any such Commitment Reallocation shall be subject to the following conditions: (i) Borrowers shall have provided to Agent a written notice (in reasonable detail) at least thirty (30) Business Days prior to the requested effective date (which effective date shall be the first day of the subsequent Fiscal Quarter) of such Commitment Reallocation (the “Reallocation Date”) setting forth the proposed Reallocation Date and the amounts of the proposed applicable Revolver Commitments reallocation to be effected, (ii) any such Commitment Reallocation shall increase or decrease the applicable Revolver Commitments in increments of $1,000,000, (iii) after giving effect to the Commitment Reallocation, each Lender shall hold the same Pro Rata Share of all of the applicable Revolver Commitments to the Borrowers, (iv) no Default or Event of Default shall have occurred and be continuing either as of the date of such request or on the Reallocation Date (both immediately before and after giving effect to such Commitment Reallocation), (v) any increase or decrease in the applicable Revolver Commitment of a Lender in its respective US Revolver Commitment shall result in a concurrent decrease or increase in in its respective UK Revolver Commitment such that the sum of all the Revolver Commitments of such Lender after giving effect to such Commitment Reallocation shall equal the aggregate amount of the Revolver Commitments of such Lender in effect immediately prior to such Commitment Reallocation, (vi) after giving effect to such Commitment Reallocation, no US Overadvance or UK Overadvance, as applicable, would exist or would result therefrom, (vii) at least three (3) Business Days prior to the proposed Commitment Reallocation Date, a Senior Officer of Borrower Agent shall have delivered to Agent a certificate certifying as to compliance with preceding clauses (i) through (vi) and demonstrating (in reasonable detail) the calculations required in connection therewith, and (vii) Agent consents to such Commitment Reallocation in its Permitted Discretion. Agent shall promptly notify such applicable Lenders of the Reallocation Date and the amount of the affected Revolver Commitment of such Lenders as a result thereof. The respective Pro Rata shares of the applicable Lenders shall thereafter, to the extent applicable, be determined based on such reallocated amounts (subject to any subsequent changes thereto). No more than two (2) Intra-Jurisdiction Reallocations may be made in each Fiscal Year of Borrowers.

2.2 [Reserved].

2.3 Letter of Credit Facility.

2.3.1 Issuance of Letters of Credit. Issuing Bank shall issue Letters of Credit from time to time until the Revolver Commitment Termination Date, on the terms set forth herein, including the following:

(a) Each Borrower acknowledges that Issuing Bank’s issuance of any Letter of Credit is conditioned upon Issuing Bank’s receipt of a LC Application with respect to the requested Letter of Credit, as well as such other instruments and agreements as Issuing Bank may customarily require for issuance of a letter of credit of similar type and amount. Issuing Bank shall have no obligation to issue any Letter of Credit unless (i) Issuing Bank receives a LC Request and LC Application at least three Business Days prior to the requested date of issuance; (ii) each LC Condition is satisfied; and (iii) if a Defaulting Lender exists, such Lender or Borrowers have entered into arrangements satisfactory to Agent and Issuing Bank to eliminate any Fronting Exposure associated with such Lender. If, in sufficient time to act, Issuing Bank receives written notice from Agent or the applicable Required Lenders that a LC Condition has not been satisfied, Issuing Bank shall not issue the requested Letter of Credit. Prior to receipt of any such notice, Issuing Bank shall not be deemed to have knowledge of any failure of LC Conditions.

(b) Letters of Credit may be requested by any Borrower to support obligations of such Borrower or on behalf of any Subsidiary of such Borrower (other than a Subsidiary that is otherwise a US Borrower or UK Borrower and can incur LC Obligations on its own behalf) incurred in the Ordinary Course of Business, or as otherwise approved by Agent. The renewal or extension of any Letter of Credit shall be treated as the issuance of a new Letter of Credit, except that delivery of a new LC Application shall be required at the discretion of Issuing Bank.

(c) Each Borrower assumes all risks of the acts, omissions or misuses of any Letter of Credit by the beneficiary with respect to the Letters of Credit issued for the benefit of such Borrower or Subsidiary of such Borrower (other than a Subsidiary that is otherwise a US Borrower or UK Borrower and can incur LC Obligations on its own behalf). In connection with any Letter of Credit, none of Agent, Issuing Bank or any Lender shall be responsible for the existence, character, quality, quantity, condition, packing, value or delivery of any goods purported to be represented by any LC Documents; any differences or variation in the character, quality, quantity, condition, packing, value or delivery of any goods from that expressed in any LC Documents; the form, validity, sufficiency, accuracy, genuineness or legal effect of any LC Documents or of any endorsements thereon; the time, place, manner or order in which shipment of goods is made; partial or incomplete shipment of, or failure to ship, any goods referred to in a Letter of Credit or LC Documents; any deviation from instructions, delay, default or fraud by any shipper or other Person in connection with any goods, shipment or delivery; any breach of contract between a shipper or vendor and any Obligor; errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex, telecopy, e-mail, telephone or otherwise; errors in interpretation of technical terms; the misapplication by a beneficiary of any Letter of Credit or the proceeds thereof; or any consequences arising from causes beyond the control of Issuing Bank, Agent or any Lender, including any act or omission of a Governmental Authority. Borrowers shall take all action to avoid and mitigate any damages relating to any Letter of Credit or claimed against Issuing Bank, Agent or any Lender, including through enforcement of any available rights against a beneficiary. Issuing Bank shall be fully subrogated to the rights and remedies of any beneficiary whose claims against any Borrower are discharged with proceeds of a Letter of Credit. The rights and remedies of Issuing Bank under the Loan Documents shall be cumulative.

(d) In connection with its administration of and enforcement of rights or remedies under any Letters of Credit or LC Documents, Issuing Bank shall be entitled to act, and shall be fully protected in acting, upon any certification, documentation or communication in whatever form believed by Issuing Bank, in good faith, to be genuine and correct and to have been signed, sent or made by a proper Person. Issuing Bank may use legal counsel, accountants and other experts to advise it concerning its obligations, rights and remedies, and shall be entitled to act upon, and shall be fully protected in any action taken in good faith reliance upon, any advice given by such experts. Issuing Bank may employ agents and attorneys-in-fact in connection with any matter relating to Letters of Credit or LC Documents, and shall not be liable for the negligence or misconduct of agents and attorneys-in-fact selected with reasonable care.

2.3.2 Reimbursement; Participations.

(a) If Issuing Bank honors any request for payment under a Letter of Credit, Requesting Borrower shall pay to Issuing Bank, on the same day (“Reimbursement Date”), the amount paid by Issuing Bank under such Letter of Credit, together with interest at the interest rate for Floating Rate Loans from the Reimbursement Date until payment by such Requesting Borrower. The obligation of Borrowers to reimburse Issuing Bank for any payment made under a Letter of Credit shall be absolute, unconditional, irrevocable, and joint and several, and shall be paid without regard to any lack of validity or enforceability of any Letter of Credit or the existence of any claim, setoff, defense or other right that Requesting Borrower may have at any time against the beneficiary. Whether or not a Notice of Borrowing has been submitted on behalf of a Requesting Borrower, such Requesting Borrower shall be deemed to have requested a Borrowing of Floating Rate Loans in an amount necessary to pay all amounts due Issuing Bank on any Reimbursement Date and each Lender shall fund its Pro Rata share of such Borrowing whether or not any Revolver Commitments have terminated, an Overadvance exists or is created thereby, or the conditions in Section 6 are satisfied.

(b) Upon issuance of a Letter of Credit, each Lender providing a Revolver Commitment to the Requesting Borrower shall be deemed to have irrevocably and unconditionally purchased from Issuing Bank, without recourse or warranty, an undivided Pro Rata interest and participation in all LC Obligations of the Requesting Borrower relating to such Letter of Credit. If Issuing Bank makes any payment under a Letter of Credit and the Requesting Borrower does not reimburse such payment on the Reimbursement Date, Agent shall promptly notify the Lenders providing a Revolver Commitment to the Requesting Borrower and each such Lender shall promptly (within one Business Day) and unconditionally pay to Agent, for the benefit of Issuing Bank, such Lender’s Pro Rata share of such payment. Upon request by a Lender, Issuing Bank shall furnish copies of any Letters of Credit and LC Documents in its possession at such time.

(c) The obligation of each Lender to make payments to Agent for the account of Issuing Bank in connection with Issuing Bank’s payment under a Letter of Credit shall be absolute, unconditional and irrevocable, not subject to any counterclaim, setoff, qualification or exception whatsoever, and shall be made in accordance with this Agreement under all circumstances, irrespective of any lack of validity or unenforceability of any Loan Documents; any draft, certificate or other document presented under a Letter of Credit having been determined to be forged, fraudulent, noncompliant, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; any waiver by Issuing Bank of a requirement that exists for its protection (and not a Requesting Borrower’s protection) or that does not materially prejudice a Requesting Borrower; any honor of an electronic demand for payment even if a draft is required; any payment of an item presented after a Letter of Credit’s expiration date if authorized by the UCC or applicable customs or practices; or any setoff or defense that an Obligor may have with respect to any Obligations. Issuing Bank does not assume any responsibility for any failure or delay in performance or any breach by any Borrower or other Person of any obligations under any LC Documents. Issuing Bank does not make to Lenders any express or implied warranty, representation or guaranty with respect to any Letter of Credit, Collateral, LC Document or Obligor. Issuing Bank shall not be responsible to any Lender for any recitals, statements, information, representations or warranties contained in, or for the execution, validity, genuineness, effectiveness or enforceability of any LC Documents; the validity, genuineness, enforceability, collectability, value or sufficiency of any Collateral or the perfection of any Lien therein; or the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any Obligor.

(d) No Issuing Bank Indemnitee shall be liable to any Lender or other Person for any action taken or omitted to be taken in connection with any Letter of Credit or LC Document except as a result of its gross negligence or willful misconduct. Issuing Bank may refrain from taking any action with respect to a Letter of Credit until it receives written instructions (and in its discretion, appropriate assurances) from the Lenders.

2.3.3 Cash Collateral. At Agent’s or Issuing Bank’s request, Borrowers shall Cash Collateralize (a) the Fronting Exposure of any Defaulting Lender, and (b) all outstanding Letters of Credit an Event of Default exists, the Revolver Commitment Termination Date occurs, or the Revolver Termination Date is scheduled to occur within 5 Business Days. If Requesting Borrower fails to provide any Cash Collateral as required hereunder, Lenders providing a Revolver Commitment to such Requesting Borrower may (and shall upon direction of Agent) advance, as Floating Rate Loans, the amount of Cash Collateral required (whether or not the Revolver Commitments have terminated, an Overadvance exists or the conditions in Section 6 are satisfied).

2.3.4 Resignation of Issuing Bank. Issuing Bank may resign at any time upon notice to Agent and Borrowers, and any resignation of Agent hereunder shall automatically constitute its concurrent resignation as Issuing Bank. From the effective date of its resignation, Issuing Bank shall have no obligation to issue, amend, renew, extend or otherwise modify any Letter of Credit, but shall otherwise to have all rights and obligations of an Issuing Bank hereunder relating to any Letter of Credit issued by it prior to such date. A replacement Issuing Bank may be appointed by written agreement among Agent, Borrower Agent and the new Issuing Bank.

ARTICLE 3 INTEREST, FEES AND CHARGES

3.1 Interest.

3.1.1 Rates and Payment of Interest.

(a) The Obligations shall bear interest as set forth below, which interest shall accrue from the date the Revolver Loan is advanced or the Obligation is incurred or payable, until paid by the applicable Borrower. If a Revolver Loan is repaid on the same day made, one day’s interest shall accrue.

OBLIGATION	APPLICABLE INTEREST
US Base Rate Loan	US Base Rate in effect from time to time, plus the Applicable Margin for US Base Rate Loans

OBLIGATION	APPLICABLE INTEREST
US Term SOFR Loan	Term SOFR for the applicable Interest Period, plus the Applicable Margin for US Term SOFR Loans

UK SONIA Rate Loan	UK SONIA Rate in effect from time to time, plus the Applicable Margin for UK SONIA Rate Loans

UK EURIBOR Loan	EURIBOR for the applicable Interest Period, plus the Applicable Margin for UK EURIBOR Loans, plus any Mandatory Costs

any other US Obligation (including, to the extent permitted by law, interest not paid when due)	US Base Rate in effect from time to time, plus the Applicable Margin for US Base Rate Loans

any other UK Obligation (including to the extent permitted by law, interest not paid when due)	UK SONIA Rate or UK EURIBOR, as applicable, in effect from time to time, plus the Applicable Margin

(b) During an Insolvency Proceeding with respect to any Borrower, or during any other Event of Default if Agent or Required Lenders in their discretion so elect, Obligations shall bear interest at the Default Rate (whether before or after any judgment), payable immediately following demand.

(c) Interest shall accrue from the date a Revolver Loan is advanced or Obligation is incurred or payable, until paid in full by US Borrowers or UK Borrower, as applicable, and shall in no event be less than zero at any time. Interest accrued on the Revolver Loans shall be due and payable in arrears, (i) on the first day of each month; (ii) on any date of prepayment, with respect to the principal amount being prepaid; and (iii) on the Revolver Commitment Termination Date. Interest accrued on any other Obligations shall be due and payable as provided in the applicable agreements or, if no payment date is specified, immediately following demand.

3.1.2 Application of Term SOFR to Outstanding US Revolver Loans.

(a) US Borrowers may on any Business Day elect to convert any portion of the US Revolver Loans which are US Base Rate Loans to, or to continue any US Revolver Loan which is a US Term SOFR Loan at the end of its Interest Period as, a US Term SOFR Loan. During any Default or Event of Default, Agent may (and shall at the direction of US Required Lenders) declare that no US Revolver Loan may be made, converted or continued as a US Term SOFR Loan.

(b) Borrower Agent shall give Agent a Notice of Conversion/Continuation by 11:00 a.m. (Applicable Time Zone) at least three Business Days before the requested conversion or continuation date. Promptly after receiving such notice, Agent shall notify each Lender thereof. Each Notice of Conversion/Continuation is irrevocable, and shall specify the amount of Loans to be converted or continued, the conversion or continuation date (which shall be a Business Day), and the duration of the Interest Period (which shall be deemed to be one month if not specified). If, at expiration of an Interest Period for a US Term SOFR Loan, Borrowers have failed to deliver a Notice of Conversion/Continuation, the Loan shall convert to a US Base Rate Loan. Agent does not warrant or accept responsibility for, nor shall it have any liability with respect to, administration, submission or any other matter related to any reference rate referred to herein or with respect to any rate (including, for the avoidance of doubt, the selection of such rate and any related spread or other adjustment) that is an alternate, replacement or successor to such rate (including any Term SOFR Successor Rate), or any component thereof, or the effect of any of the foregoing, or of any Conforming Changes. The Agent and its affiliates or other related entities may engage in transactions or other activities that affect any reference rate referred to herein, or any alternative, successor or replacement rate (including, without limitation, any Term SOFR Successor Rate) (or any component of any of the foregoing) or any related spread or other adjustments thereto, in each case, in a manner adverse to the Borrowers. Agent may select information source(s) in its discretion to ascertain any reference rate referred to herein or any alternative, successor or replacement rate (including any Term SOFR Successor Rate), or any component thereof, in each case pursuant to the terms hereof, and shall have no liability to any Lender, Obligor or other Person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise, and whether at law or in equity) for any error or other act or omission related to or affecting the selection, determination or calculation of any rate (or component thereof) provided by such information source(s).

(c) Interest Periods for US Term SOFR Loans. Borrowers shall select an interest period (“Interest Period”) of one, three or six months (in each case, subject to availability) to apply to each US Term SOFR Loan; provided, that (a) the Interest Period shall begin on the date the US Revolver Loan is made or continued as, or converted into, a US Term SOFR Loan, and shall expire one, three or six months thereafter, as applicable; (b) if any Interest Period begins on the last day of a calendar month or on a day for which there is no numerically corresponding day in the calendar month at its end, or if such corresponding day falls after the last Business Day of the end month, then the Interest Period shall expire on the end month’s last Business Day; and if any Interest Period would otherwise expire on a day that is not a Business Day, the period shall expire on the next Business Day; and (c) no Interest Period shall extend beyond the Termination Date.

3.1.3 Application of EURIBOR to Outstanding UK Revolver Loans.

(a) UK Borrowers may on any Business Day continue any UK Revolver Loan which is a UK EURIBOR Loan at the end of its Interest Period as, a UK EURIBOR Loan. During any Default or Event of Default, Agent may (and shall at the direction of UK Required Lenders) declare that no UK Revolver Loan may be made, converted or continued as a UK EURIBOR Loan.

(b) Borrower Agent shall give Agent a Notice of Continuation by 11:00 a.m. (Applicable Time Zone) at least three Business Days before the requested conversion or continuation date. Promptly after receiving such notice, Agent shall notify each Lender thereof. Each Notice of Continuation is irrevocable, and shall specify the amount of Loans to be converted or continued, the conversion or continuation date (which shall be a Business Day), and the duration of the Interest Period (which shall be deemed to be one month if not specified). If, at expiration of an Interest Period for a UK EURIBOR Loan, Borrowers have failed to deliver a Notice of Continuation, the Loan shall convert to a UK EURIBOR Loan with a Interest Period of one month. Agent does not warrant or accept responsibility for, nor shall it have any liability with respect to, administration, submission or any other matter related to any reference rate referred to herein or with respect to any rate (including, for the avoidance of doubt, the selection of such rate and any related spread or other adjustment) that is an alternate, replacement or successor to such rate (including any UK Successor

Rate), or any component thereof, or the effect of any of the foregoing, or of any Conforming Changes. The Agent and its affiliates or other related entities may engage in transactions or other activities that affect any reference rate referred to herein, or any alternative, successor or replacement rate (including, without limitation, any UK Successor Rate) (or any component of any of the foregoing) or any related spread or other adjustments thereto, in each case, in a manner adverse to the Borrowers. Agent may select information source(s) in its discretion to ascertain any reference rate referred to herein or any alternative, successor or replacement rate (including any UK Successor Rate), or any component thereof, in each case pursuant to the terms hereof, and shall have no liability to any Lender, Obligor or other Person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise, and whether at law or in equity) for any error or other act or omission related to or affecting the selection, determination or calculation of any rate (or component thereof) provided by such information source(s)

(c) Interest Periods for UK EURIBOR Loans. Borrowers shall select an interest period (“Interest Period”) of one, three or six months (in each case, subject to availability) to apply to each UK EURIBOR Loan; provided, that (a) the Interest Period shall begin on the date the Loan is made or continued as, or converted into, a UK EURIBOR Loan, and shall expire one, three or six months thereafter, as applicable; (b) if any Interest Period begins on the last day of a calendar month or on a day for which there is no numerically corresponding day in the calendar month at its end, or if such corresponding day falls after the last Business Day of the end month, then the Interest Period shall expire on the end month’s last Business Day; and if any Interest Period would otherwise expire on a day that is not a Business Day, the period shall expire on the next Business Day; and (c) no Interest Period shall extend beyond the Termination Date.

3.2 Fees.

3.2.1 Unused Line Fee.

(a) US Borrowers shall pay to Agent, for the Pro Rata benefit of US Lenders, a fee equal to the Unused Line Fee Rate times the amount by which the US Revolver Commitments exceed the average daily US Revolver Usage during any month. Such fee shall be payable in arrears, on the first day of each month and on the Revolver Commitment Termination Date.

(b) UK Borrower shall pay to Agent, for the Pro Rata benefit of UK Lenders, a fee equal to the Unused Line Fee Rate times the amount by which the UK Revolver Commitments exceed the average daily UK Revolver Usage during any month. Such fee shall be payable in arrears, on the first day of each month and on the Revolver Commitment Termination Date.

3.2.2 LC Facility Fees. Requesting Borrowers shall pay (a) to Agent, for the Pro Rata benefit of Lenders, a fee equal to the Applicable Margin in effect for US Term SOFR Loans times the average daily Stated Amount of Letters of Credit, which fee shall be payable monthly in arrears, on the first day of each month; (b) to Agent, for its own account, a fronting fee equal to 0.125% per annum on the Stated Amount of each Letter of Credit, which fee shall be payable monthly in arrears, on the first day of each month; and (c) to Issuing Bank, for its own account, all customary charges associated with the issuance, amending, negotiating, payment, processing, transfer and administration of Letters of Credit, which charges shall be paid as and when incurred. During an Event of Default, if the Agent or the Required Lenders so decide, the fee payable under clause (a) shall be increased by 2% per annum.

3.2.3 Agent’s Fee. Borrowers shall pay all fees set forth in the Fee Letter and the Restated Fee Letter executed in connection with this Agreement.

3.3 Computation of Interest, Fees, Yield Protection. All computations of interest for US Base Rate Loans (including US Base Rate Loans determined by reference to Term SOFR), shall be computed for actual days elapsed, based on a year of 365 or 366 days, as applicable. All other interest, as well as fees and other charges calculated on a per annum basis, shall be computed for the actual days elapsed, based on a year of 360 days; provided that, in the case of a UK Revolver Loan made in Sterling, such calculation shall be made on the basis of a 365 day year (or a 366 day year, in the case of a leap year). Each determination by Agent of any interest, fees or interest rate hereunder shall be final, conclusive and binding for all purposes, absent manifest error. All fees shall be fully earned when due and shall not be subject to rebate, refund or proration. All fees payable under Section 3.2 are compensation for services and are not, and shall not be deemed to be, interest or any other charge for the use, forbearance or detention of money. A certificate as to amounts payable by Borrowers under Section 3.4, 3.6, 3.7, 3.9 or 5.9, submitted to US Borrower Agent by Agent or the affected Lender, as applicable, shall be final, conclusive and binding for all purposes, absent manifest error, and Borrowers shall pay such amounts to the appropriate party within 10 days following receipt of the certificate.

3.4 Reimbursement Obligations. Obligors shall pay all Extraordinary Expenses promptly upon request. Obligors shall also reimburse Agent for all reasonable and documented legal, accounting, appraisal, consulting, and other reasonable and documented fees and expenses incurred by it in connection with (a) negotiation and preparation of any Loan Documents, including any modification thereof; (b) administration of and actions relating to any Collateral, Loan Documents and transactions contemplated thereby, including any actions taken to perfect or maintain priority of Agent’s Liens on any Collateral, to maintain any insurance required hereunder or to verify Collateral; and (c) subject to the limits of Section 10.1.1(b), any examination or appraisal with respect to any Obligor or Collateral, by Agent’s personnel or a third party. All reasonable and documented legal, accounting and consulting fees shall be charged to Obligors by Agent’s professionals at their full hourly rates, regardless of any alternative fee arrangements that Agent, any Lender or any of their Affiliates may have with such professionals that otherwise might apply to this or any other transactions. Obligors acknowledge that counsel may provide Agent with a benefit (such as a discount, credit or accommodation for other matters) based on counsel’s overall relationship with Agent, including fees paid hereunder. If, for any reason (including inaccurate reporting in any Obligors Materials), it is determined that a higher Applicable Margin should have applied to a period than was actually applied, then the proper margin shall be applied retroactively and Obligors shall immediately pay to Agent, for the ratable benefit of Lenders, an amount equal to the difference between the amount of interest and fees that would have accrued using the proper margin and the amount actually paid. All amounts payable by Obligors under this Section shall be due immediately following demand.

3.5 Illegality. If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to perform any of its obligations hereunder, to make, maintain, issue, fund or commit to, participate in, or charge applicable interest or fees with respect to any Loan or Letter of Credit, or to determine or charge interest or fees based on SOFR, Term SOFR, SONIA or EURIBOR, then, on notice thereof by such Lender to Agent, (a) any obligation of such Lender to perform such obligations, to make, maintain, issue, fund, commit to or participate in the Loan or Letter of Credit (or to charge interest or fees otherwise applicable thereto), or to continue or convert Loans as US Term SOFR Loans, or to UK EURIBOR Loans shall be suspended and Borrowers shall make such appropriate accommodations regarding affected Letters of Credit as Agent or such Lender may reasonably request, as applicable, (b) if such notice asserts the illegality of such Lender to make or maintain US Base Rate Loans whose interest rate is determined by reference to Term SOFR, the interest rate applicable to such Lender’s US Base Rate Loans shall, as necessary to avoid such illegality, be determined by Agent without reference to the Term SOFR component of US Base Rate, in each case until such Lender notifies Agent that the circumstances giving rise to Lender’s determination no longer exist. Upon delivery of such notice, (a) with respect to US Revolver Loans, Borrowers shall prepay or convert US Term SOFR Loans of such Lender to US Base Rate Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain the Loan and charge applicable interest to such day, or immediately, if such Lender cannot so maintain the Loan, and (b) with respect to UK Revolver Loans, if such Lender cannot so maintain the Loan, upon Lender’s request, Borrowers shall prepay UK SONIA Rate Loans immediately and the UK EURIBOR Loans, either on the last day of the Interest Period, or immediately.

3.6 Inability to Determine Rates.

3.6.1 Inability to Determine Rate. If in connection with any request for a US Term SOFR Loan, UK SONIA Rate Loan, and/or UK EURIBOR Loan or a conversion to or continuation thereof, as applicable, (a) Agent determines (which determination shall be conclusive absent manifest error) that (i) no Term SOFR Successor Rate or UK Successor Rate, as applicable, has been determined in accordance with Section 3.6.2, and the circumstances under Section 3.6.2(a) or the Term SOFR Scheduled Unavailability Date or UK Scheduled Unavailability Date has occurred (as applicable), or (ii) adequate and reasonable means do not otherwise exist for determining Term SOFR, SONIA, and/or EURIBOR for any requested Interest Period with respect to a proposed Interest Period Loan or in connection with an existing or proposed US Base Rate Loan, or (b) Agent or Required Lenders determine that for any reason Term SOFR, SONIA, and/or EURIBOR for any requested Interest Period, as applicable, with respect to a proposed US Term SOFR Loan, UK SONIA Rate Loan and/or UK EURIBOR Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, Agent will promptly so notify Borrowers and Lenders. Thereafter, (x) the obligation of Lenders to (i) make, maintain, or convert US Base Rate Loans to, US Term SOFR Loans shall be suspended (to the extent of the affected US Term SOFR Loans or Interest Periods), (ii) make or maintain UK SONIA Rate Loans and/or UK EURIBOR Loans shall be suspended (to the extent of the affected UK EURIBOR Loans or Interest Periods), and (y) in the event of a determination described in the preceding sentence with respect to the Term SOFR component of US Base Rate, the utilization of such component in determining US Base Rate shall be suspended, in each case until Agent (or, in the case of a determination by Required Lenders described above, until Agent upon instruction of Required Lenders) revokes such notice. Upon receipt of such notice, (1) with respect to US Revolver Loans: (I) Borrowers may revoke any pending request for a Borrowing, conversion or continuation of US Term SOFR Loans (to the extent of the affected US Term SOFR Loans or Interest Periods) or, failing that, will be deemed to have converted such request into a request for US Base Rate Loans, and (II) any outstanding US Term SOFR Loans shall convert to US Base Rate Loans at the end of their respective Interest Periods, (2) with respect to UK SONIA Rate Loans, (I) Borrowers may revoke any pending request for a Borrowing of UK SONIA Rate Loans, and any outstanding UK SONIA Rate Loans shall bear interest based on the UK Successor Rate, and (3) with respect to UK EURIBOR Loans: (I) Borrowers may revoke any pending request for a Borrowing or continuation of UK EURIBOR Loans (to the extent of the affected UK EURIBOR Loans or Interest Periods), and any outstanding UK EURIBOR Loans shall bear interest on the UK Successor Rate.

3.6.2 Successor Rates. Notwithstanding anything to the contrary in any Loan Document, if Agent determines (which determination shall be conclusive absent manifest error), or Borrower Agent or Required Lenders notify Agent (with, in the case of the Required Lenders, a copy to Borrower Agent) that Borrowers or Required Lenders (as applicable) have determined, that:

(a) adequate and reasonable means do not exist for ascertaining (i) one, three and six month interest periods of Term SOFR, including because the Term SOFR Screen Rate is not available or published on a current basis, and such circumstances are unlikely to be temporary, (ii) one, three and six month interest periods of EURIBOR including because EURIBOR is not available or published on a current basis, and such circumstances are unlikely to be temporary, or (iii) UK SONIA, including because UK SONIA is not available or published on a current basis, and such circumstances are unlikely to be temporary; or

(b) (i) with respect to US Revolver Loans, CME or any successor administrator of the Term SOFR Screen Rate or a Governmental Authority having jurisdiction over Agent, CME or such administrator with respect to its publication of Term SOFR, in each case acting in such capacity, has made a public statement identifying a specific date after which one, three and six month interest periods of Term SOFR or the Term SOFR Screen Rate shall or will no longer be representative or made available or permitted to be used for determining the interest rate of U.S. dollar denominated syndicated loans, or shall or will otherwise cease, provided, that at the time of such statement, there is no successor administrator satisfactory to Agent that will continue to provide such representative interest periods of Term SOFR after such specific date (the latest date on which one, three and six month interest periods of Term SOFR or the Term SOFR Screen Rate are no longer representative or available permanently or indefinitely, “Term SOFR Scheduled Unavailability Date”);

(ii) with respect to UK Revolver Loans, (x) the Applicable Authority has made a public statement identifying a specific date after which all tenors of the relevant rate for EURIBOR and/or UK SONIA Rate (including any forward-looking term rate thereof) shall or will no longer be representative or made available, or used for determining the interest rate of loans denominated in such Available Currency, or shall or will otherwise cease, provided that, in each case, at the time of such statement, there is no successor administrator that is satisfactory to the Agent that will continue to provide such representative tenor(s) of the relevant rate for such Available Currency (the latest date on which all tenors of the relevant rate for such Available Currency (including any forward-looking term rate thereof) are no longer representative or available permanently or indefinitely, the “UK Scheduled Unavailability Date”); or (y) syndicated loans currently being executed and agented in the United States, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the relevant rate for an Available Currency;

then, (1) with respect to US Revolver Loans, on a date and time determined by Agent (any such date, “Term SOFR Replacement Date”), which date shall be at the end of an Interest Period or on the relevant interest payment date, as applicable, for interest calculated and, solely with respect to clause (b)(i) above, no later than the Term SOFR Scheduled Unavailability Date, Term SOFR will be replaced hereunder and under any other applicable Loan Document with Daily Simple SOFR plus the SOFR Adjustment, for any payment period for interest calculated that can be determined by Agent, in each case, without any amendment to, or further action or consent of any other party to, any Loan Document (“Term SOFR Successor Rate”). If the Term SOFR Successor Rate is Daily Simple SOFR plus the SOFR Adjustment, all interest will be payable on a monthly basis; and

then, (2) with respect to UK Revolver Loans, the Agent and the Borrowers may amend this Agreement solely for the purpose of replacing the relevant rate for an Available Currency or any then current UK Successor Rate for an Available Currency in accordance with this Section with an alternative benchmark rate giving due consideration to any evolving or then existing convention for similar credit facilities syndicated and agented in the United States and denominated in such Available Currency for such alternative benchmarks, and, in each case, including any mathematical or other adjustments to such benchmark giving due consideration to any evolving or then existing convention for similar credit facilities syndicated and agented in the United States and denominated in such Available Currency for such benchmarks, which adjustment or method for calculating such adjustment shall be published on an information service as selected by the Agent from time to time in its reasonable discretion and may be periodically updated (and any such proposed rate, including for the avoidance of doubt, any adjustment thereto, a (“UK Successor Rate”).

Notwithstanding anything to the contrary herein, with respect to US Revolver Loans, (x) if Agent determines that Daily Simple SOFR is not available on or prior to the Term SOFR Replacement Date or (y) if the events or circumstances of the type described in clauses (a) or (b) above have occurred with respect to the Term SOFR Successor Rate then in effect, then in each case, Agent and Borrower Agent may amend this Agreement solely for the purpose of replacing Term SOFR or any then current Term SOFR Successor Rate in accordance with this Section at the end of any Interest Period, relevant interest payment date or payment period for interest calculated, as applicable, with an alternative benchmark rate giving due consideration to any evolving or then existing convention for such alternative benchmarks in similar U.S. dollar denominated syndicated credit facilities syndicated and agented in the United States and, in each case, including any mathematical or other adjustments to such benchmark giving due consideration to any evolving or then existing convention for such benchmarks in similar U.S. dollar denominated credit facilities syndicated and agented in the United States. For the avoidance of doubt, any such proposed rate and adjustments shall constitute a Term SOFR Successor Rate.

Any amendment pursuant to this Section shall become effective at 5:00 p.m. on the fifth Business Day after Agent posts such proposed amendment to all Lenders and Borrowers unless, prior to such time, Required Lenders deliver to Agent written notice that Required Lenders object to the amendment.

Agent will promptly (in one or more notices) notify Borrowers and Lenders of implementation of any Term SOFR Successor Rate and/or UK Successor Rate. A Term SOFR Successor Rate and/or UK Successor Rate shall be applied in a manner consistent with market practice; provided, that to the extent market practice is not administratively feasible for Agent, the Term SOFR Successor Rate and/or UK Successor Rate shall be applied in a manner as otherwise reasonably determined by Agent. Notwithstanding anything else herein, if at any time any Term SOFR Successor Rate and/or UK Successor Rate as so determined would otherwise be less than zero (0) the Term SOFR Successor Rate and/or UK Successor Rate will be deemed to be zero (0) for all purposes of the Loan Documents.

3.7 Increased Costs; Capital Adequacy.

3.7.1 Increased Costs Generally. If any Change in Law shall:

(a) impose, modify or deem applicable any reserve, liquidity, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement reflected in calculating Mandatory Costs) or Issuing Bank;

(b) subject any Recipient to Taxes (other than (i) Indemnified Taxes, (ii) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes, and (iii) Connection Income Taxes) on any Revolver Loan, Letter of Credit, Revolver Commitment or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(c) impose on any Lender, Issuing Bank or interbank market any other condition, cost or expense (other than Taxes) affecting any Revolver Loan, Letter of Credit, participation in LC Obligations, Revolver Commitment or Loan Document;

and the result thereof shall be to increase the cost to a Lender of making or maintaining any Revolver Loan or Revolver Commitment, or converting to or continuing any interest option for a Revolver Loan, or to increase the cost to a Lender or Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by a Lender or Issuing Bank hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or Issuing Bank setting forth in reasonable detail the costs incurred or reduction suffered, Borrowers will pay to it such additional amount(s) as will compensate it for the additional costs incurred or reduction suffered.

3.7.2 Capital Requirements. If a Lender or Issuing Bank determines that a Change in Law affecting such Lender or Issuing Bank or its holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s, Issuing Bank’s or holding company’s capital as a consequence of this Agreement, or such Lender’s or Issuing Bank’s Revolver Commitments, Revolver Loans, Letters of Credit or participations in LC Obligations or Revolver Loans, to a level below that which such Lender, Issuing Bank or holding company could have achieved but for such Change in Law (taking into consideration its policies with respect to capital adequacy), then from time to time Borrowers will pay to such Lender or Issuing Bank, as the case may be, such additional amounts as will compensate it or its holding company for the reduction suffered.

3.7.3 Interest Period Loan Reserves. If any US Lender or UK Lender, as applicable, is required to maintain reserves with respect to liabilities or assets consisting of or including Euros or deposits, US Borrowers or UK Borrowers, as applicable, shall pay additional interest to such US Lender or UK Lender, as applicable, on each Interest Period Loan equal to the costs of such reserves allocated to the Revolver Loan by such US Lender or UK Lender, as applicable (as determined by it in good faith, which determination shall be conclusive). The additional interest shall be due and payable on each interest payment date for the Revolver Loan; provided, that if such US Lender or UK Lender notifies US Borrowers or UK Borrowers, as applicable (with a copy to Agent), of the additional interest less than 10 days prior to the interest payment date, then such interest shall be payable 10 days after such Borrowers’ receipt of the notice.

3.7.4 Compensation. Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of its right to demand such compensation, but Borrowers shall not be required to compensate a Lender or Issuing Bank for any increased costs or reductions suffered more than nine months (plus any period of retroactivity of the Change in Law giving rise to the demand) prior to the date that the Lender or Issuing Bank notifies US Borrower Agent of the applicable Change in Law and of such Lender’s or Issuing Bank’s intention to claim compensation therefor.

3.8 Mitigation. If any Lender gives a notice under Section 3.5 or requests compensation under Section 3.7, or if Borrowers are required to pay any Indemnified Taxes or additional amounts with respect to a Lender under Section 5.9, then at the request of US Borrower Agent, such Lender shall use reasonable efforts to designate a different Lending Office or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the judgment of such Lender, such designation or assignment (a) would eliminate the need for such notice or reduce amounts payable or to be withheld in the future, as applicable; and (b) would not subject the Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to it or unlawful. Borrowers shall pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

3.9 Funding Losses. If for any reason (a) any Borrowing, conversion or continuation of an Interest Period Loan does not occur on the date specified therefor in a Notice of Borrowing or Notice of Conversion/Continuation (whether or not withdrawn), (b) any repayment or conversion of an Interest Period Loan occurs on a day other than the end of its Interest Period, (c) Borrowers fail to repay an Interest Period Loan when required hereunder, or (d) a Lender (other than a Defaulting Lender) is required to assign an Interest Period Loan prior to the end of its Interest Period pursuant to Section 13.4, then Borrowers shall pay to Agent its customary administrative charge and to each Lender all losses, expenses and fees arising from redeployment of funds or termination of match funding. For purposes of calculating amounts payable under this Section, a Lender shall be deemed to have funded an Interest Period Loan by a matching deposit or other borrowing in the London interbank market for a comparable amount and period, whether or not the Revolver Loan was in fact so funded.

3.10 Maximum Interest. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by Applicable Law (“maximum rate”). If Agent or any Lender shall receive interest in an amount that exceeds the maximum rate, the excess interest shall be applied to the principal of the Obligations or, if it exceeds such unpaid principal, refunded to Borrowers. In determining whether the interest contracted for, charged or received by Agent or a Lender exceeds the maximum rate, such Person may, to the extent permitted by Applicable Law, (a) characterize any payment that is not principal as an expense, fee or premium rather than interest; (b) exclude voluntary prepayments and the effects thereof; and (c) amortize, prorate, allocate and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

ARTICLE 4 REVOLVER LOAN ADMINISTRATION

4.1 Manner of Borrowing and Funding Revolver Loans.

4.1.1 Notice of Borrowing.

(a) To request Revolver Loans, US Borrowers or UK Borrower, as applicable, shall give Agent a Notice of Borrowing by 11:00 a.m. (Applicable Time Zone) (i) on the requested funding date, in the case of Floating Rate Loans, and (ii) at least three Business Days prior to the requested funding date, in the case of Interest Period Loans. Notices received by Agent after such time shall be deemed received on the next Business Day. Each Notice of Borrowing shall be irrevocable and shall specify (A) the Borrowing amount, (B) the requested funding date (which must be a Business Day), (C) whether the Borrowing is to be made as a Floating Rate Loan or an Interest Period Loan, and (D) in the case of an Interest Period Loan, the applicable Interest Period (which shall be deemed to be 30 days if not specified).

(b) Unless payment is otherwise made by the US Borrowers or UK Borrower, as applicable, the becoming due of any US Obligation or UK Obligation, as applicable (whether principal, interest, fees or other charges, including Extraordinary Expenses, LC Obligations, Cash Collateral and Secured Bank Product Obligations) shall be deemed to be a request for a Floating Rate Loan on the due date in the amount due and the Revolver Loan proceeds shall be disbursed as direct payment of such Obligation. In addition, Agent may, at its option, charge such amount against any operating, investment or other account of the applicable Borrower maintained with Agent or any of its Affiliates.

(c) If any Borrower maintains a disbursement account with Agent as the case may be, or any of their respective Affiliates, then presentation for payment in the account of a Payment Item when there are insufficient funds to cover it shall be deemed to be a request for a Floating Rate Loan on the presentation date, in the amount of the Payment Item. Proceeds of the Revolver Loan may be disbursed directly to the account.

4.1.2 Fundings by Lenders. Except for Swingline Loans, Agent shall endeavor to notify US Lenders or UK Lenders, as applicable, of each applicable Notice of Borrowing (or deemed request for a Borrowing) by 1:00 p.m. (Applicable Time Zone) on the proposed funding date for a Floating Rate Loan or by 3:00 p.m. (Applicable Time Zone) two Business Days before a proposed funding of an Interest Period Loan. Each US Lender or UK Lender, as applicable, shall fund its Pro Rata share of a Borrowing in immediately available funds not later than 3:00 p.m. (Applicable Time Zone) on the requested funding date, unless Agent’s notice is received after the times provided above, in which case the applicable Lender shall fund by 11:00 a.m. (Applicable Time Zone) on the next Business Day. Subject to its receipt of such amounts from the applicable Lenders, Agent shall disburse the Borrowing proceeds in a manner directed by the US Borrowers or UK Borrower, as applicable, and acceptable to Agent. Unless Agent receives (in sufficient time to act) written notice from a Lender that it will not fund its share of a Borrowing, Agent may assume that such Lender has deposited or promptly will deposit its share with Agent, and Agent may disburse a corresponding amount to the applicable Borrowers. If a Lender’s share of a Borrowing or of a settlement under Section 4.1.3(b) is not received by Agent, then US Borrowers or UK Borrower, as applicable, agree to repay to Agent immediately following demand the amount of such share, together with interest thereon from the date disbursed until repaid, at the rate applicable to the Borrowing. Agent, a Lender or Issuing Bank may fulfill its obligations under Loan Documents through one or more Lending Offices, and this shall not affect any obligation of Obligors under the Loan Documents or with respect to any Obligations.

4.1.3 Swingline Loans; Settlement.

(a) To fulfill any request for a Revolver Loan hereunder, Agent may in its discretion advance US Swingline Loans or UK Swingline Loans, as applicable, to US Borrowers or UK Borrowers, as applicable, up to an aggregate outstanding amount of 10% of the US Revolver Commitments (in the case of US Swingline Loans) and 10% of the UK Revolver Commitments (in the case of UK Swingline Loans), each disregarding the decreased Revolver Commitment amount during the Seasonal Period. Swingline Loans shall constitute Revolver Loans for all purposes, except that payments thereon shall be made to Agent for its own account until settled with or funded by Lenders hereunder.

(b) Settlement of Revolver Loans, including Swingline Loans, among the applicable Lenders and Agent shall take place on a date determined from time to time by Agent (but at least weekly, unless the settlement amount is de minimis), on a Pro Rata basis in accordance with the Settlement Report delivered by Agent to the applicable Lenders. Between settlement dates, Agent may in its discretion apply payments on Revolver Loans to Swingline Loans, regardless of any designation by the applicable Borrowers or anything herein to the contrary. Each US Lender hereby purchases, without recourse or warranty, an undivided Pro Rata participation in all US Swingline Loans outstanding from time to time until settled. Each UK Lender hereby purchases, without recourse or warranty, an undivided Pro Rata participation in all UK Swingline Loans outstanding from time to time until settled. If a Swingline Loan cannot be settled among the applicable Lenders, whether due to an Obligor’s Insolvency Proceeding or for any other reason, each US Lender or UK Lender, as applicable, shall pay the amount of its participation in the US Revolver Loan or UK Revolver Loan, as applicable, to Agent, in immediately available funds, within one Business Day after Agent’s request therefor. Lenders’ obligations to make settlements and to fund participations are absolute, irrevocable and unconditional, without offset, counterclaim or other defense, and whether or not the Revolver Commitments have terminated, an Overadvance exists or the conditions in Section 6 are satisfied.

4.1.4 Notices. If Borrowers request, convert or continue Revolver Loans, select interest rates or transfer funds based on telephonic or electronic instructions to Agent. Borrowers shall confirm the request by prompt delivery to Agent of a Notice of Borrowing or Notice of Conversion/Continuation, as applicable. Agent and Lenders are not liable for any loss suffered by any Obligor as a result of Agent on its understanding of telephonic or electronic instructions from a person believed in good faith to be authorized to give instructions on a Borrower’s behalf.

4.1.5 Conforming Changes. Agent, in consultation with Borrower Agent, may make Conforming Changes from time to time with respect to SOFR, Term SOFR, EURIBOR, UK SONIA Rate or any Term SOFR Successor Rate or UK SOFR Successor Rate. Notwithstanding anything to the contrary in any Loan Document, any amendment implementing such changes shall be effective without further action or consent of any party to any Loan Document. Agent shall post or provide each such amendment to Lenders and Borrower Agent reasonably promptly after it becomes effective.

4.2 Defaulting Lender. Notwithstanding anything herein to the contrary:

4.2.1 Reallocation of Pro Rata Share; Amendments. For purposes of determining Lenders’ obligations or rights to fund, participate in or receive collections with respect to Revolver Loans and Letters of Credit (including existing Swingline Loans, Protective Advances and LC Obligations), Agent may in its discretion reallocate Pro Rata shares by excluding a Defaulting Lender’s Revolver Commitments and Revolver Loans of a Defaulting Lender from the calculation of shares. A Defaulting Lender shall have no right to vote on any amendment, waiver or other modification of a Loan Document, except as provided in Section 15.1.1(c).

4.2.2 Payments; Fees. Agent may, in its discretion, receive and retain any amounts payable to a Defaulting Lender under the Loan Documents, and a Defaulting Lender shall be deemed to have assigned to Agent such amounts until all Obligations owing to Agent, non-Defaulting Lenders and other Secured Parties have been paid in full. Agent may use such amounts to cover the Defaulting Lender’s defaulted obligations, to Cash Collateralize such Lender’s Fronting Exposure, to readvance the amounts to Borrowers or to repay Obligations. A Lender shall not be entitled to receive any fees accruing hereunder while it is a Defaulting Lender and its unfunded Revolver Commitment shall be disregarded for purposes of calculating the unused line fee under Section 3.2.1. If any LC Obligations owing to a Defaulting Lender are reallocated to other Lenders, fees attributable to such LC Obligations under Section 3.2.2 shall be paid to such Lenders. Agent shall be paid all fees attributable to LC Obligations that are not reallocated.

4.2.3 Status; Cure. Agent may determine in its Permitted Discretion that a Lender constitutes a Defaulting Lender and the effective date of such status shall be conclusive and binding on all parties, absent manifest error. US Borrowers or UK Borrowers (as applicable), Agent and Issuing Bank may agree in writing that a US Lender or UK Lender (as applicable) has ceased to be a Defaulting Lender, whereupon Pro Rata shares shall be reallocated without exclusion of the reinstated

Lender’s Revolver Commitments and Revolver Loans, and the Revolver Usage and other exposures under the Revolver Commitments shall be reallocated among the US Lenders or UK Lenders, as applicable, and settled by Agent (with appropriate payments by the reinstated Lender, including its payment of breakage costs for reallocated Interest Period Loans) in accordance with the readjusted Pro Rata shares. Unless expressly agreed by US Borrowers or UK Borrowers (as applicable), Agent and Issuing Bank, or as expressly provided herein with respect to Bail-In Actions and related matters, no reallocation of Revolver Commitments and Revolver Loans to non-Defaulting Lenders or reinstatement of a Defaulting Lender shall constitute a waiver or release of claims against such Lender. The failure of any Lender to fund a Revolver Loan, to make a payment in respect of LC Obligations or otherwise to perform obligations hereunder shall not relieve any other Lender of its obligations under any Loan Document. No Lender shall be responsible for default by another Lender.

4.3 Number and Amount of Interest Period Loans; Determination of Rate.

4.3.1 Each Borrowing of US Term SOFR Loans when made shall be in a minimum amount of $1,000,000, plus an increment of $100,000 in excess thereof. No more than 5 Borrowings of US Term SOFR Loans may be outstanding at any time, and all US Term SOFR Loans having the same length and beginning date of their Interest Periods shall be aggregated together and considered one Borrowing for this purpose.

4.3.2 Each Borrowing of UK EURIBOR Loans when made shall be in a minimum amount of $1,000,000 (or its equivalent in another Available Currency), plus an increment of $1,000,000 (or its equivalent in another Available Currency) in excess thereof. No more than 5 Borrowings of UK EURIBOR Loans may be outstanding at any time, and all UK EURIBOR Loans having the same length and beginning date of their Interest Periods shall be aggregated together and considered one Borrowing for this purpose.

4.3.3 Upon determining Term SOFR and/or EURIBOR, as applicable, for any Interest Period requested by Borrowers, Agent shall promptly notify such Borrowers thereof by telephone or electronically and, if requested by such Borrowers, shall confirm any telephonic notice in writing.

4.4 Borrower Agent. Each Borrower hereby designates Voyetra (“US Borrower Agent”) as its representative and agent for all purposes under the Loan Documents, including requests for and receipt of Revolver Loans and Letters of Credit, designation of interest rates, delivery or receipt of communications, delivery of Borrower Materials, payment of Obligations, requests for waivers, amendments or other accommodations, actions under the Loan Documents (including in respect of compliance with covenants), and all other dealings with Agent, Issuing Bank or any Lender. US Borrower Agent hereby accepts such appointment. Agent and Lenders shall be entitled to rely upon, and shall be fully protected in relying upon, any notice or communication (including any notice of borrowing) delivered by US Borrower Agent on behalf of any US Borrower. Agent and Lenders may give any notice or communication with a US Borrower hereunder to US Borrower Agent on behalf of such US Borrower. Each of Agent, Issuing Bank and US Lenders shall have the right, in its discretion, to deal exclusively with US Borrower Agent for all purposes under the Loan Documents. Each US Borrower agrees that any notice, election, communication, delivery, representation, agreement, action, omission or undertaking by US Borrower Agent shall be binding upon and enforceable against such Borrower.

4.5 One Obligation.

4.5.1 US Obligation. The US Revolver Loans, US LC Obligations and other US Obligations constitute one general obligation of US Borrowers and are secured by Agent’s Lien on all US Collateral; provided, that Agent and each US Lender shall be deemed to be a creditor of, and the holder of a separate claim against, each Borrower to the extent of any Obligations jointly or severally owed by such Borrower.

4.5.2 UK Obligation. The UK Revolver Loans, UK LC Obligations and other UK Obligations constitute one general obligation of UK Borrower and are secured by Agent’s Lien on all UK Collateral; provided, however, that Agent and each UK Lender shall be deemed to be a creditor of, and the holder of a separate claim against, UK Borrower to the extent of any UK Obligations jointly or severally owed by such Borrower.

4.6 Effect of Termination. On the effective date of the termination of all Revolver Commitments, the Obligations shall be immediately due and payable, and each Secured Bank Product Provider may terminate its Bank Products. Until Full Payment of the Obligations, all undertakings of Obligors contained in the Loan Documents shall continue, and Agent shall retain its Liens in the Collateral and all of its rights and remedies under the Loan Documents. Agent shall not be required to terminate its Liens unless it receives Cash Collateral or a written agreement, in each case satisfactory to it, protecting Agent and Lenders from dishonor or return of any Payment Item previously applied to the Obligations. Sections 2.3, 3.4, 3.7, 3.9, 5.5, 5.9, 5.10, 13, 15.2, this Section, and each indemnity or waiver given by an Obligor or Lender in any Loan Document, shall survive Full Payment of the Obligations.

ARTICLE 5 PAYMENTS

5.1 General Payment Provisions. All payments of US Obligations shall be made in Dollars and payments of UK Obligations shall be made in Sterling, Euros or Dollars, in each case, without offset, counterclaim or defense of any kind, free and clear of (and without deduction for) any Taxes, and in immediately available funds, not later than 12:00 noon (Applicable Time Zone) on the due date. Any payment after such time shall be deemed made on the next Business Day. Any payment of an Interest Period Loan prior to the end of its Interest Period shall be accompanied by all amounts due under Section 3.9. US Borrowers and UK Borrowers, as applicable agree that Agent shall have the continuing, exclusive right to apply and reapply payments and proceeds of US Collateral or UK Collateral, as applicable, against the US Obligations or UK Obligations, as applicable, in such manner as Agent deems advisable, but whenever possible, any prepayment of Revolver Loans shall be applied first to Floating Rate Loans and then to Interest Period Loans.

5.2 Repayment of Revolver Loans. Revolver Loans shall be due and payable in full on the Revolver Termination Date, unless payment is sooner required hereunder. Revolver Loans may be prepaid from time to time, without penalty or premium. Subject to Section 2.1.6, if an Overadvance exists at any time, US Borrowers or UK Borrowers, as applicable shall, on the sooner of Agent’s demand or the first Business Day after any applicable Borrower has knowledge thereof, repay Revolver Loans in an amount sufficient to reduce US Revolver Usage to the US Borrowing Base or UK Revolver Usage to the UK Borrowing Base, as applicable. If any Asset Disposition includes the disposition of Accounts or Inventory, Borrowers shall apply Net Proceeds to repay Revolver Loans equal to the greater of (a) the net book value of such Accounts and Inventory, or (b) the reduction in Borrowing Base resulting from the disposition.

5.3 Mandatory Prepayments

5.3.1 UK Obligors. If any Asset Disposition is consummated by any UK Obligor, such UK Obligor shall deliver the Net Proceeds of such Asset Disposition to Agent for application to the UK Obligations or Cash Collateralization of the UK Obligations, as determined by Agent.

5.3.2 US Obligors. If any Asset Disposition is consummated by any US Obligor, such US Obligor shall deliver the Net Proceeds of such Asset Disposition to Agent for application to the Obligations or Cash Collateralization of the Obligations, as determined by Agent.

5.4 Payment of Other Obligations. Obligations other than Revolver Loans, including LC Obligations and Extraordinary Expenses, shall be paid by the applicable Obligor as provided in the Loan Documents or, if no payment date is specified, on demand.

5.5 Marshaling; Payments Set Aside. None of Agent or Lenders shall be under any obligation to marshal any assets in favor of any Obligor or against any Obligations. If any payment by or on behalf of an Obligor is made to Agent, Issuing Bank or any Lender, or if Agent, Issuing Bank or any Lender exercises a right of setoff, and any of such payment or setoff is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by Agent, Issuing Bank or a Lender in its discretion) to be repaid to a trustee, receiver or any other Person, then the Obligation originally intended to be satisfied, and all Liens, rights and remedies relating thereto, shall be revived and continued in full force and effect as if such payment or setoff had not occurred.

5.6 Application and Allocation of Payments.

5.6.1 Application. Payments made by Borrowers hereunder shall be applied (a) first, as specifically required hereby; (b) second, to Obligations then due and owing; (c) third, to other Obligations specified by Borrowers; and (d) fourth, as determined by Agent in its discretion.

5.6.2 Post-Default Allocation for US Obligations. Notwithstanding anything in any Loan Document to the contrary, during an Event of Default under Section 12.1(j), or during any other Event of Default at the discretion of Agent or Required Lenders, monies to be applied to the US Obligations, whether arising from payments by US Obligors, realization on US Collateral, setoff or otherwise, shall be allocated as follows:

(a) FIRST, to all fees, indemnification, costs and expenses, including Extraordinary Expenses, owing to Agent;

(b) SECOND, to all other amounts owing to Agent, US Swingline Loans, US Protective Advances, and US Revolver Loans and participations in the foregoing that a Defaulting Lender has failed to settle or fund;

(c) THIRD, to all amounts owing to Issuing Bank in respect of US LC Obligations;

(d) FOURTH, to all US Obligations (other than Secured Bank Product Obligations) constituting fees, indemnification, costs or expenses owing to US Lenders;

(e) FIFTH, to all US Obligations (other than Secured Bank Product Obligations) constituting interest;

(f) SIXTH, to Cash Collateralize all US LC Obligations;

(g) SEVENTH, to all US Revolver Loans, and to US Obligations consisting of Secured Bank Product Obligations arising under Hedging Agreements (including Cash Collateralization thereof) up to the amount of Reserves existing therefor;

(h) EIGHTH, to all US Obligations consisting of Secured Bank Product Obligations; and

(i) LAST, to all remaining US Obligations including Obligations of US Guarantors.

Amounts shall be applied to payment of each category of US Obligations only after Full Payment of amounts payable from time to time under all preceding categories. If amounts are insufficient to satisfy a category, they shall be paid ratably among outstanding US Obligations in the category. Monies and proceeds obtained from a US Obligor shall not be applied to its Excluded Swap Obligations, but appropriate adjustments shall be made with respect to amounts obtained from other US Obligors to preserve the allocations in each category. Agent shall have no obligation to calculate the amount of any Secured Bank Product Obligation and may request a reasonably detailed calculation thereof from a Secured Bank Product Provider. If the provider fails to deliver the calculation within five days following request, Agent may assume the amount is zero. The allocations in this Section are solely to determine the priorities among US Secured Parties and may be changed by agreement of affected US Secured Parties, without the consent of any US Obligor. This Section is not for the benefit of or enforceable by any US Obligor, and no Obligor has any right to direct the application of any payments or US Collateral proceeds subject to this Section.

5.6.3 Post-Default Allocation for UK Obligations. Notwithstanding anything in any Loan Document to the contrary, during an Event of Default, monies to be applied to the UK Obligations, whether arising from payments by UK Obligors, realization on UK Collateral, setoff or otherwise, shall be allocated as follows:

(a) FIRST, to all fees, indemnification, costs and expenses, including Extraordinary Expenses, owing to Agent;

(b) SECOND, to all amounts owing to Agent on UK Swingline Loans, UK Protective Advances, and UK Revolver Loans and participations in the foregoing that a Defaulting Lender has failed to settle or fund;

(c) THIRD, to all amounts owing to Issuing Bank in respect of UK LC Obligations;

(d) FOURTH, to all UK Obligations (other than Secured Bank Product Obligations) constituting fees, indemnification, costs or expenses owing to UK Lenders;

(e) FIFTH, to all UK Obligations (other than Secured Bank Product Obligations) constituting interest;

(f) SIXTH, to Cash Collateralize all UK LC Obligations;

(g) SEVENTH, to all UK Revolver Loans, and to UK Obligations consisting of Secured Bank Product Obligations arising under Hedging Agreements (including Cash Collateralization thereof) up to the amount of Reserves existing therefor;

(h) EIGHTH, to all other UK Obligations consisting of Secured Bank Product Obligations; and

(i) LAST, to all remaining UK Obligations.

Amounts shall be applied to payment of each category of UK Obligations only after Full Payment of amounts payable from time to time under all preceding categories. If amounts are insufficient to satisfy a category, they shall be paid ratably among outstanding UK Obligations in the category. Monies and proceeds obtained from a UK Obligor shall not be applied to its Excluded Swap Obligations, but appropriate adjustments shall be made with respect to amounts obtained from other UK Obligors to preserve the allocations in any applicable category. Agent shall have no obligation to calculate the amount of any Secured Bank Product Obligation and may request a reasonably detailed calculation thereof from a Secured Bank Product Provider. If the provider fails to deliver the calculation within five days following request, Agent may assume the amount is zero. The allocations set forth in this Section are solely to determine the rights and priorities among UK Secured Parties, and may be changed by agreement of the affected UK Secured Parties, without the consent of any UK Obligor. This Section is not for the benefit of or enforceable by any UK Obligor, and UK Borrower irrevocably waives the right to direct the application of any payments or UK Collateral proceeds subject to this Section.

5.6.4 Erroneous Application. Agent shall not be liable for any application of amounts made by it in good faith and, if any such application is subsequently determined to have been made in error, the sole recourse of any Lender or other Person to which such amount should have been paid shall be to recover the amount from the Person that actually received it (and, if such amount was received by a Secured Party, the Secured Party agrees to return it).

5.7 Dominion Account. The ledger balance in the main Dominion Account as of the end of a Business Day shall be applied to the applicable Obligations at the beginning of the next Business Day (with respect to the Obligations of US Borrowers, during any US Dominion Trigger Period and at such other times designated by Borrower Agent). Any resulting credit balance shall not accrue interest in favor of Borrowers and shall be made available to Borrowers as long as no Default or Event of Default exists.

5.8 Account Stated. Agent shall maintain, in accordance with its customary practices, loan account(s) evidencing the Debt of Borrowers hereunder. Any failure of Agent to record anything in a loan account, or any error in doing so, shall not limit or otherwise affect the obligation of Borrowers to pay any amount owing hereunder. Entries made in a loan account shall constitute presumptive evidence of the information contained therein. If any information contained in a loan account is provided to or inspected by any Person, the information shall be conclusive and binding on such Person for all purposes absent manifest error, except to the extent such Person notifies Agent in writing within 30 days after receipt or inspection that specific information is subject to dispute.

5.9 Taxes. For purposes of this Section 5.9, the term “Lender” includes any Issuing Bank and the term “Applicable Law” includes FATCA.

5.9.1 Payments Free of Taxes; Obligation to Withhold; Tax Payment.

(a) Any and all payments by any Obligor or on account of any Obligation under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by Applicable Law. If Applicable Law (as determined by Agent in its good faith discretion) requires the deduction or withholding of any Tax from any such payment by Agent or an Obligor, then Agent or such Obligor shall be entitled to make such deduction or withholding based on information and documentation provided pursuant to Section 5.10.

(b) If Agent or any Obligor is required by the Code to withhold or deduct Taxes, including backup withholding and withholding taxes, from any payment, then (i) Agent shall pay the full amount that it determines is to be withheld or deducted to the relevant Governmental Authority pursuant to the Code, and (ii) to the extent the withholding or deduction is made on account of Indemnified Taxes, the sum payable by the applicable Obligor shall be increased as necessary so that the Recipient receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(c) If Agent or any Obligor is required by any Applicable Law other than the Code to withhold or deduct Taxes from any payment, then (i) Agent or such Obligor, to the extent required by Applicable Law, shall timely pay the full amount to be withheld or deducted to the relevant Governmental Authority, and (ii) to the extent the withholding or deduction is made on account of Indemnified Taxes, the sum payable by the applicable Obligor shall be increased as necessary so that the Recipient receives an amount equal to the sum it would have received had no such withholding or deduction been made.

5.9.2 Payment of Other Taxes. Each Obligor shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or at Agent’s option, timely reimburse Agent for payment of, any Other Taxes.

5.9.3 Tax Indemnification.

(a) Each Obligor shall indemnify and hold harmless, on a joint and several basis, each Recipient against any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. Each Obligor shall indemnify and hold harmless Agent against any amount that a Lender or Issuing Bank fails for any reason to pay indefeasibly to Agent as required pursuant to this Section. Each Obligor shall make payment within 10 days after demand for any amount or liability payable under this Section. A certificate as to the amount of such payment or liability delivered to Obligors by a Lender or Issuing Bank (with a copy to Agent), or by Agent on its own behalf or on behalf of any Recipient, shall be conclusive absent manifest error.

(b) Each Lender and Issuing Bank shall indemnify and hold harmless, on a several basis, (i) Agent against any Indemnified Taxes attributable to such Lender or Issuing Bank (but only to the extent Obligors have not already paid or reimbursed Agent therefor and without limiting Obligors’ obligation to do so), (ii) Agent and Obligors, as applicable, against any Taxes attributable to such Lender’s failure to maintain a Participant register as required hereunder, and (iii) Agent and Obligors, as applicable, against any Excluded Taxes attributable to such Lender or

Issuing Bank, in each case, that are payable or paid by Agent or an Obligor in connection with any Obligations, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. Each Lender and Issuing Bank shall make payment within 10 days after demand for any amount or liability payable under this Section. A certificate as to the amount of such payment or liability delivered to any Lender or Issuing Bank by Agent shall be conclusive absent manifest error.

5.9.4 Evidence of Payments. As soon as practicable after payment by an Obligor of any Taxes pursuant to this Section, US Borrower Agent shall deliver to Agent the original or a certified copy of a receipt issued by the appropriate Governmental Authority evidencing the payment, a copy of any return required by Applicable Law to report the payment or other evidence of payment reasonably satisfactory to Agent.

5.9.5 Treatment of Certain Refunds. Unless required by Applicable Law, at no time shall Agent have any obligation to file for or otherwise pursue on behalf of a Lender or Issuing Bank, nor have any obligation to pay to any Lender or Issuing Bank, any refund of Taxes withheld or deducted from funds paid for the account of a Lender or Issuing Bank. If a Recipient determines in its discretion that it has received a refund of Taxes that were indemnified by Borrowers or with respect to which a Borrower paid additional amounts pursuant to this Section, it shall pay the amount of such refund to Borrowers (but only to the extent of indemnity payments or additional amounts actually paid by Borrowers with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) incurred by such Recipient, and without interest (other than interest paid by the relevant Governmental Authority with respect to the refund). Borrowers shall, upon request by the Recipient, repay to the Recipient such amount paid over to Borrowers (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) if the Recipient is required to repay such refund to the Governmental Authority, but only to the extent that such amount would constitute an Indemnified Tax payable to such Recipient pursuant to Section 5.9.3. Notwithstanding anything herein to the contrary, no Recipient shall be required to pay any amount to Borrowers if such payment would place it in a less favorable net after-Tax position than it would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. In no event shall Agent or any Recipient be required to make its tax returns (or any other information relating to its taxes that it deems confidential) available to any Obligor or other Person.

5.9.6 Survival. Each party’s obligations under Sections 5.9 and 5.10 shall survive the resignation or replacement of Agent or any assignment of rights by or replacement of a Lender or Issuing Bank, the termination of the Revolver Commitments, and the repayment, satisfaction, discharge or Full Payment of any Obligations.

5.10 Lender Tax Information.

5.10.1 Status of Lenders. Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to Borrowers and Agent, at the time or times reasonably requested by the Borrowers or Agent, such properly completed and executed documentation reasonably requested by Borrowers or Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by Borrowers or Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by Borrowers or Agent to enable them to determine whether such Lender is subject to backup withholding or information reporting requirements. Notwithstanding the foregoing, such documentation (other than documentation described in Sections 5.10.2(a), (b) and (d)) shall not be required if a Lender reasonably believes delivery of the documentation would subject it to any material unreimbursed cost or expense or would materially prejudice its legal or commercial position.

5.10.2 Documentation. Without limiting the foregoing, if any Borrower is a US Person,

(a) Any Lender that is a US Person shall deliver to Borrowers and Agent on or prior to the date on which such Lender becomes a Lender hereunder (and from time to time thereafter upon reasonable request of Borrowers or Agent), executed copies of IRS Form W-9, certifying that such Lender is exempt from US federal backup withholding Tax;

(b) Any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrowers and Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender hereunder (and from time to time thereafter upon reasonable request of Borrowers or Agent), whichever of the following is applicable:

(i) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party, (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN or W-8BEN-E establishing an exemption from or reduction of US federal withholding Tax pursuant to the “interest” article of such tax treaty, and (y) with respect to other payments under the Loan Documents, IRS Form W-8BEN or W-8BEN-E establishing an exemption from or reduction of US federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(ii) executed copies of IRS Form W-8ECI;

(iii) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate in form satisfactory to Agent to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of a Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (“US Tax Compliance Certificate”), and (y) executed copies of IRS Form W-8BEN or W-8BEN-E; or

(iv) to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BENE, IRS Form W-8BEN-E, a US Tax Compliance Certificate in form satisfactory to Agent, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more of its direct or indirect partners is claiming the portfolio interest exemption, such Foreign Lender may provide a US Tax Compliance Certificate on behalf of each such partner;

(c) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrowers and Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender hereunder (and from time to time thereafter upon reasonable request), executed copies of any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in US federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit Borrowers or Agent to determine the withholding or deduction required to be made; and

(d) if payment made to a Lender under any Loan Document would be subject to US federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code), such Lender shall deliver to Borrowers and Agent at the time(s) prescribed by law and otherwise upon reasonable request, such documentation prescribed by Applicable Law (including Section 1471(b)(3)(C)(i) of the Code) and such additional documentation as may be appropriate for Borrowers or Agent as may be necessary for them to comply with their obligations under FATCA and to determine that such Lender has complied with its obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (d), “FATCA” shall include any amendments made to FATCA after the date hereof.

5.10.3 Redelivery of Documentation. If any form or certification previously delivered by a Lender pursuant to this Section expires or becomes obsolete or inaccurate in any respect, such Lender shall promptly update the form or certification or notify Borrowers and Agent in writing of its inability to do so.

5.11 Nature and Extent of Each US Borrower’s Liability.

5.11.1 Joint and Several Liability. Each US Borrower agrees that it is jointly and severally liable for, and absolutely and unconditionally guarantees to Agent and US Lenders the prompt payment and performance of, all US Obligations, except its Excluded Swap Obligations. Each US Borrower agrees that its guaranty obligations hereunder constitute a continuing guaranty of payment and not of collection, that such obligations shall not be discharged until Full Payment of the US Obligations, and that such obligations are absolute and unconditional, irrespective of (a) the genuineness, validity, regularity, enforceability, subordination or any future modification of, or change in, any US Obligations or Loan Document, or any other document, instrument or agreement to which any US Obligor is or may become a party or be bound; (b) the absence of any action to enforce this Agreement (including this Section) or any other Loan Document, or any waiver, consent or indulgence of any kind by Agent or any Lender with respect thereto; (c) the existence, value or condition of, or failure to perfect a Lien or to preserve rights against, any security or guaranty for any US Obligations or any action, or the absence of any action, by Agent or any Lender in respect thereof (including the release of any security or guaranty); (d) the insolvency of any US Obligor; (e) any election by Agent or any Lender in an Insolvency Proceeding for the application of Section 1111(b)(2) of the Bankruptcy Code; (f) any borrowing or grant of a Lien by any other Borrower, as debtor-in-possession under Section 364 of the Bankruptcy Code or otherwise; (g) the disallowance of any claims of Agent or any Lender against any US Obligor for the repayment of any Obligations under Section 502 of the Bankruptcy Code or otherwise; or (h) any other action or circumstances that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, except Full Payment of the US Obligations.

5.11.2 Waivers.

(a) Each US Borrower expressly waives all rights that it may have now or in the future under any statute, at common law, in equity or otherwise, to compel Agent or US Lenders to marshal assets or to proceed against any US Obligor, other Person or security for the payment or performance of any US Obligations before, or as a condition to, proceeding against such US Borrower. Each US Borrower waives all defenses available to a surety, guarantor or accommodation co-obligor other than Full Payment of US Obligations and waives, to the maximum extent permitted by law, any right to revoke any guaranty of US Obligations as long as it is a US Borrower. It is agreed among each US Borrower, Agent and US Lenders that the provisions of this Section 5.11 are of the essence of the transaction contemplated by the Loan Documents and that, but for such provisions, Agent and US Lenders would decline to make US Revolver Loans and issue US Letters of Credit. Each US Borrower acknowledges that its guaranty pursuant to this Section is necessary to the conduct and promotion of its business, and can be expected to benefit such business.

(b) Agent and US Lenders may, in their discretion, pursue such rights and remedies as they deem appropriate, including realization upon US Collateral or any Real Estate by judicial foreclosure or nonjudicial sale or enforcement, to the extent permitted under Applicable Law, without affecting any rights and remedies under this Section 5.11. If, in taking any action in connection with the exercise of any rights or remedies, Agent or any US Lender shall forfeit any other rights or remedies, including the right to enter a deficiency judgment against any US Borrower or other Person, whether because of any Applicable Laws pertaining to “election of remedies” or otherwise, each US Borrower consents to such action and, to the extent permitted under Applicable Law, waives any claim based upon it, even if the action may result in loss of any rights of subrogation that any US Borrower might otherwise have had. To the extent permitted under Applicable Law, any election of remedies that results in denial or impairment of the right of Agent or any US Lender to seek a deficiency judgment against any US Borrower shall not impair any other US Borrower’s obligation to pay the full amount of the US Obligations. To the extent permitted under Applicable Law, each US Borrower waives all rights and defenses arising out of an election of remedies, such as nonjudicial foreclosure with respect to any security for US Obligations, even though that election of remedies destroys such US Borrower’s rights of subrogation against any other Person. To the extent permitted under Applicable Law, Agent may bid US Obligations, in whole or part, at any foreclosure, trustee or other sale, including any private sale, and the amount of such bid need not be paid by Agent but shall be credited against the US Obligations. To the extent permitted under Applicable Law, the amount of the successful bid at any such sale, whether Agent or any other Person is the successful bidder, shall be conclusively deemed to be the fair market value of the US Collateral, and the difference between such bid amount and the remaining balance of the US Obligations shall be conclusively deemed to be the amount of the US Obligations guaranteed under this Section 5.11, notwithstanding that any present or future law or court decision may have the effect of reducing the amount of any deficiency claim to which Agent or any US Lender might otherwise be entitled but for such bidding at any such sale.

5.11.3 Extent of Liability; Contribution.

(a) Notwithstanding anything herein to the contrary, each US Borrower’s liability under this Section 5.11 shall not exceed the greater of (i) all amounts for which such US Borrower is primarily liable, as described in clause (e) below, and (ii) such US Borrower’s Allocable Amount.

(b) If any US Borrower makes a payment under this Section 5.11 of any US Obligations (other than amounts for which such US Borrower is primarily liable) (a “US Guarantor Payment”) that, taking into account all other US Guarantor Payments previously or concurrently made by any other US Borrower, exceeds the amount that such US Borrower would otherwise have paid if each US Borrower had paid the aggregate US Obligations satisfied by such US Guarantor Payments in the same proportion that such US Borrower’s Allocable Amount bore to the total Allocable Amounts of all US Borrowers, then such US Borrower shall be entitled to receive contribution and indemnification payments from, and to be reimbursed by, each other US Borrower for the amount of such excess, ratably based on their respective Allocable Amounts in effect immediately prior to such US Guarantor Payment. The “Allocable Amount” for any US Borrower shall be the maximum amount that could then be recovered from such US Borrower under this Section 5.11 without rendering such payment voidable under Section 548 of the Bankruptcy Code or under any applicable state fraudulent transfer or conveyance act, or similar statute or common law.

(c) Sections 5.11.3(a) and 5.11.3(b) shall not limit the liability of any Borrower to pay or guarantee Revolver Loans made directly or indirectly to it (including Revolver Loans advanced hereunder to any other Person and then re-loaned or otherwise transferred to, or for the benefit of, such Borrower), LC Obligations relating to Letters of Credit issued to support its business, Secured Bank Product Obligations incurred to support its business, and all accrued interest, fees, expenses and other related Obligations with respect thereto, for which such Borrower shall be primarily liable for all purposes hereunder. Agent and Revolver Lenders shall have the right, at any time in their discretion, to condition Revolver Loans and Letters of Credit upon a separate calculation of borrowing availability for each Borrower and to restrict the disbursement and use of Loans and Letters of Credit to a Borrower based on that calculation.

(d) Each Obligor that is a Qualified ECP when its guaranty of or grant of Lien as security for a Swap Obligation becomes effective hereby jointly and severally, absolutely, unconditionally and irrevocably undertakes to provide funds or other support to each Specified Obligor with respect to such Swap Obligation as may be needed by such Specified Obligor from time to time to honor all of its obligations under the Loan Documents in respect of such Swap Obligation (but, in each case, only up to the maximum amount of such liability that can be hereby incurred without rendering such Qualified ECP’s obligations and undertakings under this Section 5.11 voidable under any applicable fraudulent transfer or conveyance act). The obligations and undertakings of each Qualified ECP under this Section shall remain in full force and effect until Full Payment of all Obligations. Each Obligor intends this Section to constitute, and this Section shall be deemed to constitute, a guarantee of the obligations of, and a “keepwell, support or other agreement” for the benefit of, each Obligor for all purposes of the Commodity Exchange Act.

5.11.4 Joint Enterprise. Each US Borrower has requested that Agent and US Lenders make this credit facility available to US Borrowers on a combined basis, in order to finance US Borrowers’ business most efficiently and economically. US Borrowers’ business is a mutual and collective enterprise, and the successful operation of each US Borrower is dependent upon the successful performance of the integrated group. US Borrowers believe that consolidation of their credit facility will enhance the borrowing power of each US Borrower and ease administration of the facility, all to their mutual advantage. US Borrowers acknowledge that Agent’s and Lenders’ willingness to extend credit and to administer the Collateral on a combined basis hereunder is done solely as an accommodation to US Borrowers and at US Borrowers’ request.

5.11.5 Subordination. Each Borrower hereby subordinates any claims, including any rights at law or in equity to payment, subrogation, reimbursement, exoneration, contribution, indemnification or set off, that it may have at any time against any other Obligor, howsoever arising, to the Full Payment of its Obligations.

5.12 United Kingdom Tax Matters.

(a) The provisions of this Section 5.12 shall only apply in respect of any UK Borrower (a “Relevant Borrower”), and in respect of any such Relevant Borrower the provisions of Sections 5.9, 5.10 and 5.11 shall not apply.

(b) Tax gross-up.

(i) Each Relevant Borrower shall make all payments to be made by it under any Loan Document without any Tax Deduction unless a Tax Deduction is required by law.

(ii) A Relevant Borrower shall, promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify Agent accordingly. Similarly, a Lender shall promptly notify Agent on becoming so aware in respect of a payment payable to that Lender. If Agent receives such notification from a Lender it shall notify the Relevant Borrower.

(iii) If a Tax Deduction is required by law to be made by a Relevant Borrower, the amount of the payment due from that Relevant Borrower shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(iv) A payment shall not be increased under clause (iii) above by reason of a Tax Deduction on account of Taxes imposed by the United Kingdom if, on the date on which the payment falls due:

(1) the payment could have been made to the relevant Lender without a Tax Deduction if the Lender had been a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty or any published practice or published concession of any relevant taxing authority; or

(2) the relevant Lender is a Qualifying Lender solely by virtue of clause (a)(ii) of the definition of Qualifying Lender, and:

a. an officer of H.M. Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 931 of the ITA which relates to the payment and that Lender has received from the Relevant Borrower making the payment a certified copy of that Direction; and

b. the payment could have been made to the Lender without any Tax Deduction if that Direction had not been made; or

(3) the relevant Lender is a Qualifying Lender solely by virtue of clause (a)(ii) of the definition of Qualifying Lender and:

c. the relevant Lender has not given a Tax Confirmation to the Relevant Borrower; and

d. the payment could have been made to the Lender without any Tax Deduction if the Lender had given a Tax Confirmation to the Relevant Borrower, on the basis that the Tax Confirmation would have enabled the Relevant Borrower to have formed a reasonable belief that the payment was an “excepted payment” for the purpose of section 930 of the ITA; or

(4) the relevant Lender is a Treaty Lender and the Relevant Borrower making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under clause (vii) below.

(v) If a Relevant Borrower is required to make a Tax Deduction, that Relevant Borrower shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(vi) Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Relevant Borrower making that Tax Deduction shall deliver to Agent for the benefit of the Lender entitled to the payment a statement under section 975 of the ITA or other evidence reasonably satisfactory to that Lender that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(vii) A Treaty Lender and each Relevant Borrower which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Relevant Borrower to obtain authorization to make that payment without a Tax Deduction.

(viii) Nothing in clause (b)(vii) above shall require a Treaty Lender to:

(1) register under the HMRC DT Treaty Passport scheme;

(2) apply the HMRC DT Treaty Passport scheme to any advance if it has so registered; or

(3) file Treaty forms if it has included an indication to the effect that it wishes the HMRC DT Treaty Passport Scheme to apply to this Agreement in accordance with clause (b)(xi) or clause (f)(i) and the Relevant Borrower making that payment has not complied with its obligations under clause (b)(xii) or clause (f)(ii).

(ix) A UK Non-Bank Lender which becomes a party on the day on which this Agreement is entered into gives a Tax Confirmation to the UK Borrower by entering into this Agreement.

(x) A UK Non-Bank Lender shall promptly notify the Relevant Borrower and Agent if there is any change in the position from that set out in the Tax Confirmation.

(xi) A Treaty Lender which becomes a party on the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall include an indication to that effect (for the benefit of the Agent and without liability to any Relevant Borrower) by notifying the UK Borrower of its scheme reference number and its jurisdiction of tax residence.

(xii) Where a Lender notifies the UK Borrower as described in clause (b)(xi) above each Relevant Borrower shall file a duly completed form DTTP2 in respect of such Lender with HM Revenue & Customs within 30 days of the date of this Agreement and shall promptly provide the Lender with a copy of that filing.

(xiii) If clause (b)(xii) above applies but:

(1) that UK Borrower’s form DTTP2 has been rejected by HM Revenue & Customs; or

(2) HM Revenue & Customs has not given the UK Borrower authority to make payments to that Lender without a Tax Deduction within 60 days of the date of the UK Borrower’s filing, and in each case, the UK Borrower has notified that Lender in writing, that Lender and the UK Borrower shall co-operate in completing any additional procedural formalities necessary for that UK Borrower to obtain authorisation to make that payment without a Tax Deduction.

(xiv) If a Lender has not included an indication to the effect that it wishes the HMRC DT Treaty Passport scheme to apply to this Agreement in accordance with clause (b)(xi) or clause (f)(i) (HMRC DT Treaty Passport scheme confirmation), no Relevant Borrower shall file any form relating to the HMRC DT Treaty Passport scheme in respect of that Lender’s advance or its participation in any advance.

(c) Tax indemnity.

(i) The UK Borrower shall (within three Business Days of demand by the Agent) pay to a Lender an amount equal to the loss, liability or cost which that Lender determines will be or has been (directly or indirectly) suffered for or on account of Taxes by that Lender in respect of a Loan Document.

(ii) Clause (c)(i) above shall not apply:

(1) with respect to any Taxes assessed on a Lender

a. under the law of the jurisdiction in which such Lender is incorporated or, if different, the jurisdiction (or jurisdictions) in which such Lender is treated as resident for tax purposes; or

b. under the law of the jurisdiction in which such Lender’s Facility Office is located in respect of amounts received or receivable in such jurisdiction, if such Taxes are imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by such Lender; or

(2) to the extent a loss, liability or cost:

a. is compensated for by an increased payment under Section 5.12(b)(iii); or

b. would have been compensated for by an increased payment under Section 5.12 (b)(iii) but was not so compensated solely because one of the exclusions in Section 5.12 (b)(iv) applied;

c. relates to US federal withholding Taxes imposed under FATCA; or

d. is suffered or incurred in respect of the bank levy imposed by the United Kingdom government as enacted by section 73 of, and schedule 19 to, the Finance Act 2011; or any other levy or Tax of a similar nature which is imposed by reference to the assets and/or liabilities of any financial institution or other entity carrying out financial transactions in any jurisdiction and which has been publicly announced or and is in force at the date of this agreement,

(iii) A Lender making, or intending to make a claim under Section 5.12 (c)(i) shall promptly notify Agent of the event which will give, or has given, rise to the claim, following which Agent shall notify the UK Borrower.

(iv) A Lender shall, on receiving a payment from the UK Borrower under this clause (c), notify Agent.

(d) Tax Credit. If a Relevant Borrower makes a Tax Payment and the relevant Lender determines that:

(i) a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(ii) such Lender has obtained, utilized and retained that Tax Credit, such Lender shall pay an amount to the Relevant Borrower which such Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Relevant Borrower.

(e) Lender Status Confirmation. Each Lender which becomes a party to this Agreement after the date of this Agreement (“New Lender”) shall indicate, in the Assignment and Acceptance Agreement which it executes on becoming a party, and for the benefit of Agent and without liability to any Relevant Borrower, which of the following categories it falls within:

(i) not a Qualifying Lender;

(ii) a Qualifying Lender (other than a Treaty Lender); or

(iii) a Treaty Lender.

(f) If a New Lender fails to indicate its status in accordance with this Section 5.12(f), then such New Lender or Lenders (as appropriate) shall be treated for the purposes of this Agreement (including by each Relevant Borrower) as if it is not a Qualifying Lender until such time as it notifies Agent which category of Qualifying Lender applies (and Agent, upon receipt of such notification, shall inform the Relevant Borrower). For the avoidance of doubt, an Assignment and Acceptance shall not be invalidated by any failure of a New Lender to comply with this Section 5.12.

(g) HMRC DT Treaty Passport Scheme Confirmation.

(i) A New Lender that is a Treaty Lender that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall include an indication to that effect (for the benefit of the Agent and without liability to any Relevant Borrower) in the Assignment and Acceptance which it executes by including its scheme reference number and its jurisdiction of tax residence in that Assignment and Acceptance.

(ii) Where an Assignment and Acceptance includes the indication described in clause (g)(i) above in the relevant Assignment and Acceptance each Relevant Borrower which is a Party as a Borrower as at the date that the relevant Assignment and Acceptance Agreement is executed (the “Transfer Date”) shall file a duly completed form DTTP2 in respect of such Lender with HM Revenue & Customs within 30 days of that Transfer Date and shall promptly provide the Lender with a copy of that filing.

(iii) If clause (g)(ii) above applies but:

(1) that UK Borrower’s form DTTP2 has been rejected by HM Revenue & Customs; or

(2) HM Revenue & Customs has not given the UK Borrower authority to make payments to that Lender without a Tax Deduction within 60 days of the date of the UK Borrower’s filing,

and in each case, the UK Borrower has notified that Lender in writing, that Lender and the UK Borrower shall co-operate in completing any additional procedural formalities necessary for that UK Borrower to obtain authorisation to make that payment without a Tax Deduction.

(h) Stamp Taxes. The Relevant Borrower shall pay and, within three Business Days of demand, indemnify each Lender against any cost, loss or liability that Lender incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Loan Document.

(i) Value Added Tax.

(i) All amounts set out or expressed in a Loan Document to be payable by any party to any Lender which (in whole or in part) constitute the consideration for a supply or supplies for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply or supplies, and accordingly, subject to clause (ii) below, if VAT is or becomes chargeable on any supply made by any Lender to any party under a Loan Document, that party shall pay to the Lender (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of such VAT (and such Lender shall promptly provide an appropriate VAT invoice to such party).

(ii) If VAT is or becomes chargeable on any supply made by any Lender (the “Supplier”) to any other Lender (the “Recipient”) under a Loan Document, and any party other than the Recipient (the “Subject Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration), such Party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT. The Recipient will promptly pay to the Subject Party an amount equal to any credit or repayment obtained by the Recipient from the relevant tax authority which the Recipient reasonably determines is in respect of such VAT.

(iii) Where a Loan Document requires any party to reimburse or indemnify a Lender for any cost or expense, that party shall reimburse or indemnify (as the case may be) such Lender for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Lender reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(iv) Any reference in this Section 5.12(i) to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the United Kingdom Value Added Tax Act 1994).

(v) Except as otherwise expressly provided in Section 5.12(i), a reference to “determines” or “determined” in connection with tax provisions contained in Section 5.12(i) means a determination made in the absolute discretion of the person making the determination.

ARTICLE 6 CONDITIONS PRECEDENT

6.1 Conditions Precedent to Initial Revolver Loans. In addition to the conditions set forth in Section 6.2, each Lender shall not be required to fund any requested Revolver Loan, issue any Letters of Credit, or otherwise extend credit to any Borrower hereunder, until the date that each of the following conditions has been satisfied:

(a) Each Loan Document required to be executed on the First Restatement Effective Date to which any Obligor is a party shall have been duly executed and delivered to Agent by each of the signatories thereto, and each Obligor shall be in compliance with all terms thereof.

(b) Agent shall have received acknowledgments of all filings or recordations necessary to perfect its Liens in the Collateral, as well as UCC and Lien searches and other evidence satisfactory to Agent that such Liens are the only Liens upon the Collateral, except Permitted Liens.

(c) Agent shall have received certificates, in form and substance reasonably satisfactory to it, from a knowledgeable Senior Officer of Parent certifying that, after giving effect to the First Restatement Effective Date, (i) the Obligors and their Subsidiaries, on a consolidated basis, are Solvent; (ii) no Default or Event of Default exists; (iii) the representations and warranties set forth in Section 9 are true and correct in all material respects on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations shall have been true and correct in all material respects as of such earlier date; (iv) each Borrower has complied with all agreements and conditions to be satisfied by it on the First Restatement Effective date under the Loan Documents to which such Borrower is a party; (v) certifying that, either (x) the execution, delivery and performance by each Obligor and/or the validity against each Obligor of the Loan Documents to which it is a party, and such consents, licenses and approvals shall be in full force and effect or (y) stating that no such consent, licenses or approvals are so required; and (vi) certifying that the conditions set forth in this Section 6.1 are satisfied.

(d) Agent shall have received a certificate of a duly authorized officer of each Obligor (or a director in the case of a UK Borrower), certifying (i) that attached copies of such Obligor’s Organic Documents are true and complete, and in full force and effect, without amendment except as shown; (ii) that an attached copy of resolutions (or, in the case of UK Borrower, its board of directors and all the holders of its Equity Interests) authorizing execution and delivery of the Loan Documents to which it is a party is true and complete, and that such resolutions are in full force and effect, were duly adopted, have not been amended, modified or revoked, and constitute all resolutions adopted with respect to this credit facility; and (iii) to the title, name and signature of each Person authorized to sign the applicable Loan Documents. Agent may conclusively rely on this certificate until it is otherwise notified by the applicable Obligor in writing.

(e) Agent shall have received a written opinion in form and substance reasonably satisfactory to Agent from (i) Dechert LLP, principal legal counsel to the Obligors, (ii) Snell & Wilmer, Nevada counsel to the Obligors, and (iii) Norton Rose Fulbright LLP, legal counsel to the Agent and Lenders as to English law.

(f) Agent shall have received copies of the charter documents of each Obligor, certified by the Secretary of State or other appropriate official of such Obligor’s jurisdiction of organization (where applicable). Agent shall have received good standing certificates (to the extent such concept exists and is applicable under the requirements of Applicable Law of the relevant jurisdiction) for each Obligor other than UK Borrower, issued by the Secretary of State or other appropriate official of such Obligor’s jurisdiction of organization and each jurisdiction where such Obligor’s conduct of business or ownership of Property necessitates qualification.

(g) [Reserved.]

(h) [Reserved.]

(i) If necessary, Agent shall have received a power of attorney authorizing attorneys to execute any Loan Documents on behalf of UK Borrower.

(j) (i) US Borrowers shall have paid all fees and expenses to be paid to Agent and US Lenders on the First Restatement Effective Date; and (ii) UK Borrower shall have paid all fees and expenses to be paid to Agent and UK Lenders on the First Restatement Effective Date.

(k) [Reserved.]

(l) [Reserved.]

(m) [Reserved.]

(n) Agent shall have received Borrowing Base Reports, each prepared as of February 23, 2018. Upon giving effect to the initial funding of Revolver Loans and issuance of Letters of Credit, and the payment by Borrowers of all fees and expenses incurred in connection herewith as well as any payables stretched beyond their customary payment practices, Availability shall be at least $10,000,000.

6.2 Conditions Precedent to All Credit Extensions. Agent, Issuing Bank and Lenders shall in no event be required to make any credit extension hereunder (including funding any Revolver Loan, arranging any Letter of Credit, or granting any other accommodation to or for the benefit of any Borrower), if the following conditions are not satisfied on such date and upon giving effect thereto:

(a) No Default or Event of Default exists;

(b) The representations and warranties of each Obligor in the Loan Documents are true and correct in all material respects (except for representations and warranties that expressly relate to an earlier date);

(c) All conditions precedent in any Loan Document are satisfied; and

(d) With respect to a Letter of Credit issuance, all LC Conditions are satisfied.

Each request (or deemed request) by a Borrower for any credit extension shall constitute a representation by Borrowers that the foregoing conditions are satisfied on the date of such request and on the date of the credit extension. As an additional condition to a credit extension, Agent may request any other information, certification, document, instrument or agreement as it reasonably deems appropriate in its Permitted Discretion.

6.3 Post-Second Amendment Effective Date Conditions. Borrowers shall satisfy each of the conditions set forth in Schedule 6.3 within the applicable time periods.

ARTICLE 7 COLLATERAL

7.1 Grant of Security Interest in US Collateral. To secure the prompt payment and performance of all US Obligations, each US Obligor hereby (I) ratifies, restates and confirms the continuing security interest granted in favor of the Agent, for the benefit of the Secured Parties pursuant to the Existing ABL Revolver Loan Agreement and (II) grants to Agent, for the benefit of the Secured Parties, a continuing security interest in and Lien upon all Property of such US Obligor, including all of the following Property, whether now owned or hereafter acquired, and wherever located:

(a) all Accounts;

(b) all Chattel Paper, including electronic chattel paper;

(c) all Commercial Tort Claims, including those shown on Schedule 9.1.16;

(d) all Deposit Accounts;

(e) all Documents;

(f) all General Intangibles, including Intellectual Property (except any “intent to use” trademark or service mark applications for which a statement of use or amendment to allege use has not been filed and accepted by the United States Patent and Trademark Office (but only until such statement of use or amendment to allege use is filed and accepted by the United States Patent and Trademark Office));

(g) all Goods, including Inventory, Equipment and fixtures;

(h) all Instruments;

(i) all Investment Property;

(j) all Letter-of-Credit Rights;

(k) all Supporting Obligations;

(l) all monies, whether or not in the possession or under the control of Agent, a Lender, or a bailee or Affiliate of Agent or a US Lender, including any Cash Collateral;

(m) all accessions to, substitutions for, and all replacements, products, and cash and non-cash proceeds of the foregoing, including proceeds of and unearned premiums with respect to insurance policies, and claims against any Person for loss, damage or destruction of any US Collateral; and

(n) all books and records (including customer lists, files, correspondence, tapes, computer programs, print-outs and computer records) pertaining to the foregoing.

Notwithstanding the foregoing, no security interest is granted in or Lien granted upon any Excluded Assets.

7.2 Lien on Deposit Accounts; Cash Collateral.

7.2.1 Deposit Accounts. To further secure the prompt payment and performance of its applicable Obligations, each US Obligor hereby grants to Agent a continuing security interest in and Lien upon all amounts credited to any Deposit Account of such Obligor, including sums in any blocked, lockbox, sweep or collection account. Each Obligor hereby authorizes and directs each bank or other depository to deliver to Agent, upon request, all balances in any Deposit Account maintained for such Obligor, without inquiry into the authority or right of Agent to make such request.

7.2.2 Cash Collateral. Cash Collateral may be invested, at Agent’s discretion (with the consent of Obligors, provided no Event of Default exists), but Agent shall have no duty to do so, regardless of any agreement or course of dealing with any Obligor, and shall have no responsibility for any investment or loss. As security for its Obligations, each US Obligor hereby grants to Agent a security interest in and Lien upon all Cash Collateral delivered hereunder from time to time, whether held in a segregated cash collateral account or otherwise. Agent may apply Cash Collateral to payment of such Obligations as they become due, in such order as Agent may elect. All Cash Collateral and related deposit accounts shall be under the sole dominion and control of Agent, and no Obligor or other Person shall have any right to any Cash Collateral until Full Payment of the Obligations.

7.3 Real Estate Collateral. If any US Obligor acquires any Material Real Estate hereafter, following the request of the Agent, such US Obligor shall, within 90 days (or such later date agreed by the Agent in its sole discretion), execute, deliver and record a Mortgage sufficient to create a first priority Lien (subject to Permitted Liens) in favor of Agent on such Real Estate, and shall deliver all Related Real Estate Documents.If any UK Obligor acquires any Real Estate owned in fee with a fair market value of $1,000,000 or more, as reasonably determined by Agent in good faith, following the request of the Agent, such UK Obligor shall, within 90 days (or such later date agreed by the Agent), execute and deliver the documentation and/or take perfection steps with respect to such Real Property of the type contemplated by Section 8.9 of the Debenture dated 31 March 2014 (as amended, restated supplemented or otherwise modified from time to time) entered into between the UK Borrower and the Agent (or the equivalent to the extent applicable in the applicable jurisdiction).

7.4 Other Collateral.

7.4.1 Commercial Tort Claims. Obligors shall promptly notify Agent in writing if any US Obligor has a Commercial Tort Claim (other than, as long as no Default or Event of Default exists, a Commercial Tort Claim for less than $100,000), shall promptly amend Schedule 9.1.16 to include such claims in excess of $100,000, and upon the request of the Agent, and shall take such commercially reasonable actions as Agent deems necessary in its Permitted Discretion to subject such claim to a duly perfected, first priority Lien (subject to Permitted Liens) in favor of Agent.

7.4.2 Certain After-Acquired Collateral. Obligors shall promptly (a) notify Agent if an Obligor obtains an interest in any Deposit Account, Chattel Paper, Document, Instrument, registered Intellectual Property, Investment Property or Letter-of-Credit Rights, and (b) upon request, take such actions as Agent reasonably deems necessary and appropriate in its Permitted Discretion to effect its perfected, first priority Lien (subject only to Permitted Liens) on such Collateral, including using commercially reasonable efforts to obtain any appropriate possession, control agreement or Lien Waiver. If Collateral owned by an Obligor is in the possession of a third party, at Agent’s reasonable request, Obligors shall use commercially reasonable efforts to obtain an acknowledgment that such third party holds the Collateral for the benefit of Agent.

7.5 Limitations. The Lien on Collateral granted hereunder is given as security only and shall not subject Agent or any Lender to, or in any way modify, any obligation or liability of Obligors relating to any Collateral. In no event shall the grant of any Lien under any Loan Document secure an Excluded Swap Obligation of the granting Obligor.

7.6 Further Assurances. All Liens granted to Agent under the Loan Documents are for the benefit of Secured Parties. Each Obligor authorizes Agent to file any financing statement that describes the Collateral as “all assets” or “all personal property” of such US Obligor, or words to similar effect, and ratifies any action taken by Agent before the Second Amendment Effective Date to effect or perfect its Lien on any Collateral. Promptly following request, Obligors shall deliver such instruments and agreements, and shall take such commercially reasonable further actions, as Agent in its Permitted Discretion reasonably deems necessary and appropriate under Applicable Law to evidence or perfect its Lien on any Collateral, or otherwise to give effect to the intent of this Agreement. Notwithstanding any of the forgoing, the Loan Documents shall not require the creation or perfection or any pledges of, Liens on or security interests in, or the delivery of particular documents with respect to, particular assets if and for so long as the Agent determines in its Permitted Discretion that the burden or cost of creating or perfecting such pledges, Liens or security interest in such assets shall outweigh the benefit of the security afforded thereby.

7.7 Foreign Subsidiary Stock. Notwithstanding anything herein to the contrary, in no event shall the US Collateral include or the Lien granted under Section 7.1 hereof (a) attach to any of the Excluded Equity Interests, or (b) include any assets of a Foreign Subsidiary.

ARTICLE 8 COLLATERAL ADMINISTRATION

8.1 Borrowing Base Reports.

8.1.1 US Borrowing Base Report. By the applicable Reporting Trigger Date, US Borrower shall deliver to Agent (and Agent shall promptly deliver same to US Lenders) a US Borrowing Base Report prepared as of the close of business of the previous week or month, as applicable, and at such other times as Agent may reasonably request in its Permitted Discretion. All information (including calculation of US Availability) in a US Borrowing Base Report shall be certified by US Obligors. Agent may in its Permitted Discretion adjust such report (a) to reflect Agent’s reasonable estimate of declines in value of any US Collateral, due to collections received in the Dominion Account or otherwise; (b) to adjust advance rates to reflect changes in dilution, quality, mix and other factors affecting US Collateral; and (c) to the extent any information or the calculation is not made in accordance with this Agreement or does not accurately reflect the US Availability Reserve.

8.1.2 UK Borrowing Base Report. By the Reporting Trigger Date, UK Borrower shall deliver to Agent (and Agent shall promptly deliver same to UK Lenders) a UK Borrowing Base Report prepared as of the close of business of the previous week or month, as applicable, and at such other times as Agent may reasonably request in its Permitted Discretion. All calculations of UK Availability in any UK Borrowing Base Certificate shall originally be made by UK Obligors and certified by a Senior Officer, provided that Agent may in its Permitted Discretion from time to time review and adjust any such calculation (a) to reflect its reasonable estimate of declines in value of any UK Collateral, due to collections received in the Dominion Account or otherwise; (b) to adjust advance rates to reflect changes in dilution, quality, mix and other factors affecting UK Collateral; and (c) to the extent the calculation is not made in accordance with this Agreement or does not accurately reflect the UK Availability Reserve.

8.2 Accounts.

8.2.1 Records and Schedules of Accounts. Each Obligor shall keep materially accurate and complete records of its Accounts, including all payments and collections thereon, and shall submit to Agent sales, collection, reconciliation and other reports in form reasonably satisfactory to Agent, on such periodic basis as Agent may request. Each Obligor shall also provide to Agent, on or before the Reporting Trigger Date, a detailed aged trial balance of all Accounts as of the end of the preceding month, specifying each Account’s Account Debtor name and address, amount, invoice date and due date, showing any discount, allowance, credit, authorized return or dispute, and including such proof of delivery, copies of invoices and invoice registers, copies of related documents, repayment histories, status reports and other information as Agent may reasonably request. If Accounts in an aggregate face amount of $1,000,000 or more cease to be Eligible Accounts, Obligors shall notify Agent of such occurrence promptly (and in any event within one Business Day) after any responsible officer of an Obligor has knowledge thereof.

8.2.2 Taxes. If an Account of any Obligor includes a charge for any Taxes, Agent is authorized, in its discretion, to pay the amount thereof to the proper taxing authority for the account of such Obligor and to charge Obligors therefor; provided, that neither Agent nor Lenders shall be liable for any Taxes that may be due from Obligors or with respect to any Collateral.

8.2.3 Account Verification. Whether or not a Default or Event of Default exists, Agent shall have the right at any time following notice to the Obligors (which notice shall not be required if a Default or Event of Default exists), in the name of Agent, any designee of Agent or any Obligor, to verify the validity, amount or any other matter relating to any Accounts of Obligors by mail, telephone or otherwise. Obligors shall cooperate with Agent in an effort to facilitate and promptly conclude any such verification process. Agent agrees that unless a Default or Event of Default exists, it will only conduct such verifications in connection with an audit or field exam which is being conducted at the same time.

8.2.4 Maintenance of Dominion Account. Obligors shall maintain Dominion Accounts pursuant to lockbox or other arrangements reasonably acceptable to Agent provided that lockboxes shall not be required in the UK or any other jurisdiction where lockboxes are not available. Obligors shall obtain an agreement (in form and substance reasonably satisfactory to Agent) from each lockbox servicer and Dominion Account bank, establishing Agent’s control over and Lien in the lockbox or Dominion Account (which with respect to the Dominion Account of US Borrowers may be exercised by Agent during any US Dominion Trigger Period and such other times as designated by Borrower Agent), requiring immediate deposit of all remittances received in the lockbox to a Dominion Account, and waiving offset rights of such servicer or bank, except for customary administrative charges. Dominion Accounts of UK Borrowers shall be under the sole dominion and exclusive control of the Agent. If a Dominion Account is not maintained with Bank of America, Agent may (during any US Dominion Trigger Period and at such other times as designated by Borrower Agent with respect to the Dominion Account of US Borrowers) require immediate transfer of all funds in such account to a Dominion Account maintained with Bank of America. Agent and Lenders assume no responsibility to Obligors for any lockbox arrangement or Dominion Account, including any claim of accord and satisfaction or release with respect to any Payment Items accepted by any bank.

8.2.5 Proceeds of Collateral. Obligors shall request in writing and otherwise take all commercially reasonable and necessary steps to ensure that all payments on Accounts or otherwise relating to Collateral are made directly to a Dominion Account (or a lockbox relating to a Dominion Account). If any Obligor or Subsidiary receives cash or Payment Items with respect to any Collateral, it shall hold same in trust for Agent and promptly (not later than the next Business Day) deposit same into a Dominion Account.

8.3 Inventory.

8.3.1 Records and Reports of Inventory. Each Obligor shall keep accurate and complete records of its Inventory in all material respects, including costs and daily withdrawals and additions, and shall submit to Agent inventory and reconciliation reports in form reasonably satisfactory to Agent, on a monthly basis by the 15th day of each month. Each Obligor shall conduct a physical inventory at least once per calendar year (and on a more frequent basis if requested by Agent when an Event of Default exists) and periodic cycle counts consistent with historical practices, and shall provide to Agent a report based on each such inventory and count promptly upon completion thereof, together with such supporting information as Agent may reasonably request. Agent may participate in and observe each physical count.

8.3.2 Returns of Inventory. No Obligor shall return any Inventory to a supplier, vendor or other Person, whether for cash, credit or otherwise, unless (a) such return is in the Ordinary Course of Business; (b) no Default, Event of Default or Overadvance exists or would result therefrom; (c) Agent is promptly notified if the aggregate amount of all Inventory returned in any month to UK Borrower exceeds 10% of the UK Borrower’s gross revenue (as measured by UK Borrower using the methodology in place on the First Restatement Effective Date) or US Borrower exceeds 10% of the US Borrower’s gross revenue (as measured by US Borrower using the methodology in place on the First Restatement Effective Date); and (d) any payment received by an Obligor for a return is promptly remitted to Agent for application to the Obligations.

8.3.3 Acquisition, Sale and Maintenance. No Obligor shall acquire or accept any Inventory on consignment or approval, and each Obligor shall take all steps to assure that all Inventory is produced in accordance with Applicable Law, including the FLSA (if applicable). No Obligor shall sell any Inventory on consignment or approval or any other basis under which the customer may return or require an Obligor to repurchase such Inventory. Obligors shall use, store and maintain all Inventory with reasonable care and caution, in accordance with applicable standards of any insurance and in conformity with all Applicable Law, and shall make current rent payments (within applicable grace periods provided for in leases) at all locations where any Collateral is located.

8.4 Equipment.

8.4.1 Records and Schedules of Equipment. Each Obligor shall keep accurate and complete records in all material respects of its Equipment, including kind, quality, quantity, cost, acquisitions and dispositions thereof, and shall submit to Agent, on such periodic basis as Agent may reasonably request, a current schedule thereof, in form reasonably satisfactory to Agent. During the existence of an Event of Default, promptly upon request, Obligors shall deliver to Agent evidence of their ownership or interests in any Equipment.

8.4.2 Dispositions of Equipment. No Obligor shall sell, lease or otherwise dispose of any Equipment, without the prior written consent of Agent, other than (a) a Permitted Asset Disposition; and (b) replacement of Equipment that is worn, damaged or obsolete with Equipment used or useful in the business of such Obligor, if the replacement Equipment is acquired substantially contemporaneously with such disposition and is free of Liens other than Permitted Liens.

8.4.3 Condition of Equipment. The Equipment is in good operating condition and repair, and all necessary replacements and repairs have been made so that its value and operating efficiency are preserved at all times, reasonable wear and tear excepted. Each Obligor shall ensure that the Equipment is mechanically and structurally sound in all material respects, and capable of performing the functions for which it was designed, in accordance with manufacturer specifications. No Obligor shall permit any Equipment to become affixed to Real Estate unless such Obligor uses its commercially reasonable efforts to have the applicable landlord or mortgagee deliver a Lien Waiver.

8.5 Deposit Accounts. Schedule 8.5 lists all Deposit Accounts maintained by Obligors on the ~~Second~~ Fourth Amendment Effective Date, including Dominion Accounts. To the extent not already established, each Obligor shall take all commercially reasonable actions necessary to establish Agent’s first priority Lien on each Deposit Account (except (i) accounts exclusively used for payroll, payroll taxes or employee benefits or similar fiduciary accounts solely for the benefit of third parties, other disbursement accounts acceptable to Agent, or (ii) an account containing not more than $10,000 at any time (“Excluded Accounts”)). Obligors shall be the sole account holders of each Deposit Account (other than Excluded Accounts described in clause (i) of that definition) and shall not allow any Person (other than Agent and the depository bank) to have control over their Deposit Accounts or any Property deposited therein. Obligors shall promptly notify Agent of any opening or closing of a Deposit Account and, with the consent of Agent (which shall not be unreasonably withheld or delayed), will promptly amend or supplement Schedule 8.5 to reflect same.

8.6 Administration of Equity Interests and Instruments.

8.6.1 Certificated Security.

(a) Schedule 8.6.1 sets forth all Equity Interests owned by each Obligor to the extent included in the Collateral on the ~~Second~~ Fourth Amendment Effective Date.

(b) With respect to any such Equity Interest (other than Excluded Equity Interests) that constitutes Certificated Securities, each Obligor shall deliver to Agent any and all certificates evidencing such Certificated Securities duly endorsed by an effective endorsement (within the meaning of Section 8-107 of the UCC or other Applicable Law), or accompanied by share transfer powers or other instruments of transfer duly endorsed by such an effective endorsement, in each case, to Agent or in blank.

(c) With respect to any such Equity Interests (other than Excluded Equity Interests) that is uncertificated, each Obligor shall deliver to Agent any and all control agreements and other documents requested by Agent in order to have control over and to perfect Agent’s Lien on such Equity Interest.

(d) Each Obligor shall promptly notify Agent of any change to Schedule 8.6.1 and, with the consent of Agent which shall not be unreasonably withheld, will promptly amend or supplement Schedule 8.6.1 to reflect same, which consent shall not be required if the Schedule is being amended to reflect the consummation of a Permitted Acquisition.

8.6.2 Instruments.

(a) Schedule 8.6.2 sets forth all debt securities issued to each Obligor to the extent included in the Collateral on the ~~Second~~ Fourth Amendment Effective Date. With respect to any such debt securities that constitute an Instrument, each Obligor shall deliver to Agent all such Instruments to Agent duly indorsed in blank.

(b) Each Obligor shall promptly notify Agent of any change to Schedule 8.6.2 and, with the consent of Agent which shall not be unreasonably withheld, will promptly amend or supplement Schedule 8.6.2 to reflect same, which such consent shall not be required if the Schedule is being amended to include additional debt securities.

8.7 Administration of Investment Property.

8.7.1 Registration in Nominee Name; Denominations. Agent, on behalf of the Secured Parties, shall have the right (in its sole and absolute discretion), after the occurrence and during the continuance of an Event of Default to hold any Equity Interests which are included in the Collateral in its own name as pledgee, the name of its nominee (as pledgee or as sub-agent) or the name of the relevant Obligor, endorsed or assigned in blank or in favor of Agent. Each Obligor will promptly give to Agent copies of any material notices or other communications received by them with respect to such Collateral registered in the name of the relevant Obligor. Agent shall have the right after the occurrence and during the continuance of an Event of Default to exchange the certificates registered in its name representing such pledged Equity Interests for certificates of smaller or larger denominations for any purpose consistent with this Agreement.

8.7.2 Voting Rights; Dividends and Interest, etc.

(a) Unless and until an Event of Default shall have occurred and be continuing:

(i) Each Obligor shall be entitled to exercise any and all voting and/or other consensual rights and powers inuring to an owner of Equity Interests or any part thereof for any purpose consistent with the terms of this Agreement and the other Loan Document;

(ii) Each Obligor shall be entitled to receive and retain any and all cash dividends, interest and principal paid on the Equity Interests included in Collateral. All noncash dividends, interest and principal, and all dividends, interest and principal paid or payable in cash or otherwise in connection with a partial or total liquidation or dissolution, return of capital, capital surplus or paid-in surplus, and all other distributions (other than distributions referred to in the preceding sentence) made on or in respect of the Equity Interests included in the Collateral, whether paid or payable in cash or otherwise, whether resulting from a subdivision, combination or reclassification of the outstanding capital stock of the issuer of any Equity Interests included in the Collateral or received in exchange for such Collateral or any part thereof, or in redemption thereof, or as a result of any merger, amalgamation, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be and become part of the Collateral, and, if received by any Obligor, shall not be commingled by such Obligor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of Agent and shall be forthwith delivered to Agent in the same form as so received (with any necessary endorsement).

(b) Upon the occurrence and during the continuance of an Event of Default, and upon prior written notice from Agent to any Obligor, all rights of such Obligor to exercise the voting and consensual rights and powers it is entitled to exercise pursuant to paragraph (a)(i) of this Section shall cease, and all such rights shall thereupon become vested in Agent, which shall have the sole and exclusive right and authority to exercise such voting and consensual rights and powers in a manner not inconsistent with the terms of this Agreement or the other Loan Documents, provided that, unless otherwise directed by the Required Lenders, Agent shall have the right from time to time following and during the continuance of an Event of Default to permit the Obligors to exercise such rights. After all Events of Default have been cured or waived, such Obligor will have the right to exercise the voting and consensual rights and powers that it would otherwise be entitled to exercise pursuant to the terms of paragraph (a)(i) above.

(c) Upon the occurrence and during the continuance of an Event of Default, and after written notice from Agent to any Obligor, all rights of such Obligor to dividends, interest or principal that such Obligor is authorized to receive pursuant to paragraph (a)(ii) above shall cease, and all such rights shall thereupon become vested in Agent, which shall have the sole and exclusive right and authority to receive and retain such dividends, interest or principal. All dividends, interest or principal received by an Obligor contrary to the provisions of this Section shall be held in trust for the benefit of Agent, shall be segregated from other property or funds of such Obligor and shall be forthwith delivered to Agent upon demand in the same form as so received (with any necessary endorsement). Any and all money and other property paid over to or received by Agent pursuant to the provisions of this paragraph (c) shall be retained by Agent in an account to be established by Agent upon receipt of such money or other property and shall be applied to the Obligations as set forth herein.

8.8 Administration of Letter of Credit Rights. Schedule 8.8 sets forth all letters of credit with a stated amount in excess of $500,000 to which such Obligor has rights as of the ~~Second~~ Fourth Amendment Effective Date. If any Obligor is at any time a beneficiary under a letter of credit now or hereafter issued in favor of such Obligor, with a stated amount in excess of $500,000, such Obligor shall promptly notify Agent thereof and, at the reasonable request and option of Agent, such Obligor shall use commercially reasonable efforts, pursuant to an agreement in form and substance reasonably satisfactory to Agent to arrange for the issuer and any confirmer of such letter of credit to consent to an assignment to Agent of the Proceeds of any drawing under the letter of credit, agreeing that the proceeds of any drawing under the letter of credit are to be paid to the applicable Obligor unless an Event of Default has occurred or is continuing. Each Obligor shall promptly notify Agent of any change to Schedule 8.8 and, with the consent of Agent which shall not be unreasonably withheld, will promptly amend or supplement Schedule 8.8 to reflect same, which such consent shall not be required if the Schedule is being amended to include additional letters of credit with a stated amount in excess of $500,000.

8.9 General Provisions.

8.9.1 Location of Collateral. All tangible items of Collateral consisting of Inventory and Equipment, other than Inventory in transit and mobile goods, shall at all times be kept by Obligors at the business locations set forth in Schedule 8.9.1, except that Obligors may (a) make sales or other dispositions of Collateral in accordance with Section 10.2.6; and (b) move Collateral of a US Obligor to another location in the United States, upon 30 Business Days prior written notice to Agent.

8.9.2 Insurance of Collateral; Condemnation Proceeds.

(a) Each Obligor shall maintain insurance with respect to the Collateral, covering casualty, hazard, theft, malicious mischief, flood and other risks, in amounts, with endorsements and with insurers (with a Best rating of at least A+, unless otherwise approved by Agent in its discretion) satisfactory to Agent; provided, that if Real Estate secures any Obligations, flood hazard diligence, documentation and insurance for such Real Estate shall comply with all Flood Laws or shall otherwise by satisfactory to all Lenders. All proceeds under each policy shall be payable to the Dominion Account, subject to clause (c) below. From time to time upon request, Obligors shall deliver to Agent the originals or certified copies of its insurance policies and updated flood plain searches. Unless Agent shall agree otherwise, each policy shall include satisfactory endorsements (i) showing Agent as loss payee; (ii) requiring 10 days prior written notice to Agent in the event of cancellation of the policy for any reason whatsoever; and (iii) specifying that the interest of Agent shall not be impaired or invalidated by any act or neglect of any Obligor or the owner of the Property, nor by the occupation of the premises for purposes more hazardous than are permitted by the policy. If any Obligor fails to provide and pay for any insurance, Agent may, at its option, but shall not be required to, procure the insurance and charge Obligors therefor. Each Obligor agrees to deliver to Agent, following the delivery thereof, copies of all material reports made to insurance companies. While no Event of Default exists, Obligors may settle, adjust or compromise any insurance claim, as long as the proceeds are delivered to Agent. If an Event of Default exists, only Agent shall be authorized to settle, adjust and compromise such claims.

(b) Subject to clause (c) below, any proceeds of insurance (other than proceeds from workers’ compensation or D&O insurance) and any awards arising from condemnation of any Collateral shall be paid to Agent. Any such proceeds or awards that relate to Inventory shall be applied first to payment of the applicable Revolver Loans, and then to other applicable Obligations. Subject to clause (c) below, any proceeds or awards that relate to Equipment or Real Estate shall be applied first to the applicable Revolver Loans and then to other applicable Obligations.

(c) If requested by Obligors in writing within 15 days after Agent’s receipt of any insurance proceeds or condemnation awards relating to any loss or destruction of Equipment or Real Estate, Obligors may use such proceeds or awards to repair or replace such Equipment or Real Estate (and until so used, the proceeds shall be held by Agent as Cash Collateral) as long as (i) no Default or Event of Default exists; (ii) such repair or replacement is promptly undertaken and concluded, in accordance with plans satisfactory to Agent; (iii) replacement buildings are constructed on the sites of the original casualties and are of comparable size, quality and utility to the destroyed buildings; (iv) the repaired or replaced Property is free of Liens, other than Permitted Liens that are not Purchase Money Liens; (v) Obligors comply with disbursement procedures for such repair or replacement as Agent may reasonably require; and (vi) the aggregate amount of such proceeds or awards from any single casualty or condemnation does not exceed $500,000.

8.9.3 Protection of Collateral. All expenses of protecting, storing, warehousing, insuring, handling, maintaining and shipping any Collateral, all Taxes payable with respect to any Collateral (including any sale thereof), and all other payments required to be made by Agent to any Person to realize upon any Collateral, shall be borne and paid by Obligors. Agent shall not be liable or responsible in any way for the safekeeping of any Collateral, for any loss or damage thereto (except for reasonable care in its custody while Collateral is in Agent’s actual possession), for any diminution in the value thereof, or for any act or default of any warehouseman, carrier, forwarding agency or other Person whatsoever, but the same shall be at Obligors’ sole risk.

8.9.4 Defense of Title. Each Obligor shall use commercially reasonable efforts to defend its title to Collateral and Agent’s Liens therein against all Persons, claims and demands, except Permitted Liens.

8.10 Power of Attorney. Each Obligor hereby irrevocably constitutes and appoints Agent (and all Persons designated by Agent) as such Obligor’s true and lawful attorney (and agent-in-fact) for the purposes provided in this Section. Agent, or Agent’s designee, may (but shall have no obligation to), without notice and in either its or an Obligor’s name, but at the cost and expense of Obligors:

(a) Endorse an Obligor’s name on any Payment Item or other proceeds of Collateral (including proceeds of insurance) that come into Agent’s possession or control; and

(b) During an Event of Default, (i) notify any Account Debtors of the assignment of their Accounts, demand and enforce payment of Accounts by legal proceedings or otherwise, and generally exercise any rights and remedies with respect to Accounts; (ii) settle, adjust, modify, compromise, discharge or release any Accounts or other Collateral, or any legal proceedings brought to collect Accounts or Collateral; (iii) sell or assign any Accounts and other Collateral upon such terms, for such amounts and at such times as Agent deems advisable; (iv) collect, liquidate and receive balances in Deposit Accounts or investment accounts, and take control, in any manner, of proceeds of Collateral; (v) prepare, file and sign an Obligor’s name to a proof of claim or other document in a bankruptcy of an Account Debtor, or to any notice, assignment or satisfaction of Lien or similar document; (vi) receive, open and dispose of mail addressed to an Obligor, and notify postal authorities to deliver any such mail to an address designated by Agent; (vii) endorse any Chattel Paper, Document, Instrument, bill of lading, or other document or agreement relating to any Accounts, Inventory or other Collateral; (viii) use an Obligor’s stationery and sign its name to verifications of Accounts and notices to Account Debtors; (ix) use information contained in any data processing, electronic or information systems relating to Collateral; (x) make and adjust claims under insurance policies; (xi) take any action as may be necessary or appropriate to obtain payment under any letter of credit, banker’s acceptance or other instrument for which an Obligor is a beneficiary; (xii) exercise any voting or other rights under or with respect to any Investment Property; (xiii) exercise any voting or other rights under or with respect to any Investment Property; and (xiv) take all other actions as Agent acting in its Permitted Discretion deems necessary and appropriate to fulfill any Obligor’s obligations under the Loan Documents.

8.11 Intellectual Property.

8.11.1 Following the request of Agent, in order to facilitate filings with the United States Patent and Trademark Office (together with any successor agency, the “PTO”) and the United States Copyright Office or any similar foreign office or agency, each US Obligor shall execute and deliver to Agent one or more IP Security Agreements or such other documents, agreements or instruments, in each case in form and substance reasonably satisfactory to the Agent, to establish or further evidence Agent’s Lien on such Obligor’s Intellectual Property, and the General Intangibles of such Obligor relating thereto or represented thereby;

8.11.2 Each Obligor shall have the duty, with respect to Intellectual Property that is owned by such Obligor and that is necessary in or material to the conduct of such Obligor’s business, to protect and diligently enforce and defend at such Obligor’s expense such Intellectual Property, including, subject to the Obligor’s exercise, in good faith, of its reasonable business judgment (A) to diligently enforce and defend, including promptly suing for infringement, misappropriation, or dilution and to recover any and all damages for such infringement, misappropriation, or dilution, and filing for opposition, interference, and cancellation against conflicting Intellectual Property rights of any Person, (B) to prosecute diligently any trademark application or service mark application that is part of the trademarks pending as of the date hereof or hereafter until the termination of this Agreement, (C) to prosecute diligently any patent application that is part of the patents pending as of the date hereof or hereafter until the termination of this Agreement, (D) to take all reasonable and necessary action to preserve and maintain all of such Obligor’s trademarks, patents, copyrights, Intellectual Property Licenses, and its rights therein, including paying all maintenance fees and filing of applications for renewal, affidavits of use, and affidavits of noncontestability, and (E) to require all employees, consultants, and contractors of each Obligor who were materially involved in the creation or development of such Intellectual Property to sign agreements containing assignment of Intellectual Property rights and obligations of confidentiality. Each Obligor further agrees not to abandon any Intellectual Property or Intellectual Property License that is necessary in or material to the conduct of such Obligor’s business. Each Obligor hereby agrees to take the steps described in this Section 8.11.2 with respect to all new or acquired Intellectual Property to which it or any of its Subsidiaries is now or later becomes entitled that is necessary in or material to the conduct of such Obligor’s business;

8.11.3 Obligors acknowledge and agree that the Secured Parties shall have no duties with respect to any Intellectual Property or Intellectual Property Licenses of any Obligor. Without limiting the generality of this Section 8.11.3, Obligors acknowledge and agree that no Secured Party shall be under any obligation to take any steps necessary to preserve rights in the Collateral consisting of Intellectual Property or Intellectual Property Licenses against any other Person, but any Secured Party may do so at its option from and after the occurrence and during the continuance of an Event of Default, and all reasonable expenses incurred in connection therewith (including reasonable fees and expenses of attorneys and other professionals) shall constitute Obligations hereunder;

8.11.4 [Reserved].

8.11.5 On each date on which a Compliance Certificate is to be delivered pursuant to this Agreement (or, if an Event of Default has occurred and is continuing, more frequently if requested by Agent) each Obligor shall provide Agent with a written report of all new or acquired: (i) patents, trademarks or copyrights that are registered or the subject of pending applications for registration; (ii) all Intellectual Property Licenses that are material to the conduct of such Obligor’s business; and (iii) all statements of use or amendment to allege use with respect to intent-to-use trademark applications, in the case of (i) and (ii) that were acquired, registered, or for which applications for registration were filed by any Obligor since the date of the last Compliance Certificate, and in the case of (iii) that were filed by any Obligor since the date of the last Compliance Certificate. Each Obligor shall continue to register or not register, as the case may be, its patents, copyrights, trademarks and Intellectual Property Licenses in accordance with its historical practices as they existed as of the Original Closing Date. In the case of such registrations or applications therefor, that were acquired by any Obligor since the date of the last Compliance Certificate, each such Obligor shall file the necessary documents, if applicable, with the appropriate Governmental Authority identifying the applicable Obligor as the owner (or as a co-owner thereof, if such is the case) of such Intellectual Property. In each of the foregoing cases, the applicable Obligor shall within fifteen (15) Business Days cause to be prepared, executed, and delivered to Agent supplemental schedules to the applicable Loan Documents to identify such new or acquired patent, trademark and copyright registrations and applications therefor (with the exception of trademark applications filed on an intent-to-use basis for which no statement of use or amendment to allege use has been filed) and Intellectual Property Licenses as being subject to the security interests created thereunder;

8.11.6 Upon receipt from the United States Copyright Office of notice of registration of any copyright, each Obligor shall promptly (but in no event later than fifteen (15) Business Days following such receipt) notify (but without duplication of any notice required by Section 8.11.4 or Section 8.11.5) Agent of such registration by delivering, or causing to be delivered, to Agent, documentation sufficient for Agent to perfect Agent’s Liens on such copyright. If any Obligor acquires from any Person any copyright registered with the United States Copyright Office or an application to register any Copyright with the United States Copyright Office, such Obligor shall promptly (but in no event later than fifteen (15) Business Days following such acquisition) notify Agent of such acquisition and deliver, or cause to be delivered, to Agent, documentation sufficient for Agent to perfect Agent’s Liens on such copyright. In the case of such copyright registrations or applications therefor which were acquired by any Obligor, each such Obligor shall promptly (but in no event later than fifteen (15) Business Days following such acquisition) file the necessary documents with the appropriate Governmental Authority identifying the applicable Obligor as the owner (or as a co-owner thereof, if such is the case) of such copyrights; and

8.11.7 Each Obligor shall take such commercially reasonable steps necessary to maintain the confidentiality of, and otherwise protect and enforce its rights in, the Intellectual Property that is necessary in or material to the conduct of such Obligor’s business, including, as applicable (A) protecting the secrecy and confidentiality of its material confidential information and trade secrets by having and enforcing a policy requiring all current employees, consultants, licensees, vendors and contractors with access to such information to execute appropriate confidentiality agreements; (B) taking actions reasonably necessary to ensure that no material trade secret falls into the public domain, except where, in the exercise of its reasonable business judgment, an Obligor determines that it is appropriate to allow a trade secret to fall into the public domain; and (C) protecting the secrecy and confidentiality of the source code of all software programs that are material to the conduct of such Obligor’s business of which it is the owner or licensee by having and enforcing a policy requiring any licensees (or sublicensees) of such source code to enter into license agreements with commercially reasonable use and non-disclosure restrictions.

8.11.8 At the request of the Agent, the Obligors shall use commercially reasonable efforts to permit the assignment of or grant of a security interest in Intellectual Property Licenses (and all rights of Obligor thereunder) that are material to the conduct of the business to Agent (and any transferees of Agent).

ARTICLE 9 REPRESENTATIONS AND WARRANTIES

9.1 General Representations and Warranties. To induce Agent and Lenders to enter into this Agreement and to make available the Revolver Commitments, Revolver Loans and Letters of Credit, each Obligor represents and warrants that:

9.1.1 Organization and Qualification. Each Obligor and Subsidiary is duly organized, validly existing and in good standing (to the extent such concept exists and is applicable under the requirements of Applicable Law of the relevant jurisdiction) under the laws of the jurisdiction of its organization or incorporation. Each Obligor and Subsidiary is duly qualified, authorized to do business and in good standing (to the extent such concept exists and is applicable under the requirements of Applicable Law of the relevant jurisdiction) as a foreign corporation in each jurisdiction where failure to be so qualified could reasonably be expected to have a Material Adverse Effect. No Obligor is an EEA Financial Institution.

9.1.2 Power and Authority. Each Obligor is duly authorized to execute, deliver and perform the Loan Documents to which it is a party. The execution, delivery and performance of the Loan Documents have been duly authorized by all necessary action, and do not (a) require any consent or approval of any holders of Equity Interests of any Obligor, except those already obtained; (b) contravene the Organic Documents of any Obligor; (c) violate or cause a default under any Applicable Law or Material Contract; or (d) result in or require imposition of a Lien (other than Permitted Liens) on any Obligor’s Property.

9.1.3 Enforceability. Each Loan Document is a legal, valid and binding obligation of each Obligor party thereto, enforceable in accordance with its terms, except (i) as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and (ii) Section 8.10 may be unenforceable under English law with respect to UK Borrower.

9.1.4 Capital Structure. As of the ~~Second~~ Fourth Amendment Effective Date, Schedule 9.1.4 shows, for each Obligor and Subsidiary, its name, jurisdiction of organization or incorporation, authorized and issued Equity Interests, holders of its Equity Interests (other than the holders of the Equity Interests of Parent), and agreements binding on such holders with respect to such Equity Interests. Except as disclosed on Schedule 9.1.4, in the five years preceding the ~~Second~~ Fourth Amendment Effective Date, no Obligor or Subsidiary has acquired any substantial assets from any other Person nor been the surviving entity in a merger, amalgamation or combination. Each Obligor has good title to its Equity Interests in its Subsidiaries, subject only to Agent’s Lien, and all such Equity Interests are duly issued, fully paid and non-assessable. As of the ~~Second~~ Fourth Amendment Effective Date, there are no outstanding purchase options (excluding such options with respect to the Equity Interests of Parent), warrants, subscription rights, agreements to issue or sell, convertible interests, phantom rights or powers of attorney relating to Equity Interests of any Obligor or Subsidiary, except as disclosed on Schedule 9.1.4. Borrowers will amend or supplement Schedule 9.1.4 from time to time to reflect changes thereto as a result of a Permitted Acquisition or other transaction permitted hereunder or otherwise with the consent of Agent, which consent shall not be unreasonably withheld or delayed.

9.1.5 Title to Properties; Priority of Liens. Each Obligor and Subsidiary has good and marketable title to (or valid leasehold interests in) all of its Real Estate, and good title to all of its personal Property, including all Property reflected in any financial statements delivered to Agent or Lenders, in each case free of Liens except Permitted Liens. As of the ~~Second~~ Fourth Amendment Effective Date, no Real Estate subject to a Mortgage is located in a special flood hazard zone, except as disclosed on Schedule 9.1.5. Each Obligor and Subsidiary has paid and discharged all lawful claims that, if unpaid, could become a Lien on its Properties, other than Permitted Liens. All Liens of Agent in the Collateral are duly perfected, first priority Liens, subject only to Permitted Liens.

9.1.6 Accounts. Agent may rely, in determining which Accounts are Eligible Accounts, on all statements and representations made by Obligors with respect thereto. Obligors warrant, with respect to each Account shown as an Eligible Account in a Borrowing Base Report, that:

(a) it is genuine and in all respects what it purports to be;

(b) it arises out of a completed, bona fide sale and delivery of goods in the Ordinary Course of Business, and substantially in accordance with any purchase order, contract or other document relating thereto;

(c) it is for a sum certain, maturing as stated in the applicable invoice, a copy of which has been furnished or is available to Agent on request;

(d) it is not subject to any offset, Lien (other than Agent’s Lien), deduction, defense, dispute, counterclaim or other adverse condition except as arising in the Ordinary Course of Business and disclosed to Agent; and it is absolutely owing by the Account Debtor, without contingency of any kind;

(e) no purchase order, agreement, document or Applicable Law restricts assignment of the Account to Agent (regardless of whether, under the UCC or other applicable law, the restriction is ineffective), and the applicable Obligor is the sole payee or remittance party shown on the invoice;

(f) no extension, compromise, settlement, modification, credit, deduction or return has been authorized or is in process with respect to the Account, except discounts or allowances granted in the Ordinary Course of Business for prompt payment that are reflected on the face of the invoice related thereto and in the reports submitted to Agent hereunder; and

(g) to the best of Obligors’ knowledge, (i) there are no facts or circumstances that are reasonably likely to impair the enforceability or collectability of such Account; (ii) the Account Debtor had the capacity to contract when the Account arose, continues to meet the applicable Obligor’s customary credit standards, is Solvent (or in the case of a jurisdiction other than the US, the equivalent solvency or insolvency standard), is not contemplating or subject to an Insolvency Proceeding, and has not failed, or suspended or ceased doing business; and (iii) there are no proceedings or actions threatened or pending against any Account Debtor that could reasonably be expected to have a material adverse effect on the Account Debtor’s financial condition.

9.1.7 Financial Statements. The consolidated and consolidating balance sheets, and related statements of income, cash flow and shareholders’ equity, of Obligors and Subsidiaries that have been and are hereafter delivered to Agent and Lenders, are prepared in accordance with GAAP, and fairly present in all material respects the financial positions and results of operations of Obligors and Subsidiaries at the dates and for the periods indicated and, for unaudited financial statements, subject to normal year-end adjustments and the absence of footnotes. All projections delivered from time to time to Agent and Lenders have been prepared in good faith, based on reasonable assumptions in light of the circumstances at such time. Since December 31, 2018, there has been no change in the condition, financial or otherwise, of any Obligor or Subsidiary that could reasonably be expected to have a Material Adverse Effect. No financial statement delivered to Agent or Lenders contains any untrue statement of a material fact, nor fails to disclose any material fact necessary to make such statement when taken as a whole not materially misleading. It being understood that (A) projections are by their nature subject to significant uncertainties and contingencies, many of which are beyond the Obligors’ control, (B) actual results may differ materially from the projections and such variations may be material and (C) the projections are not a guarantee of performance. The Obligors and their Subsidiaries are Solvent on a consolidated basis.

9.1.8 Surety Obligations. No Obligor or Subsidiary is obligated as surety or indemnitor under any bond or other contract that assures payment or performance of any obligation of any Person, except as permitted hereunder.

9.1.9 Taxes. Each Obligor and Subsidiary has filed all material federal, state and local tax returns and other reports that it is required by law to file, and has paid, or made provision for the payment of, all material Taxes upon it, its income and its Properties that are due and payable, except to the extent being Properly Contested. The provision for all material Taxes on the books of each Obligor and Subsidiary is adequate for all years not closed by applicable statutes, and for its current Fiscal Year.

9.1.10 Brokers. There are no brokerage commissions, finder’s fees or investment banking fees payable in connection with any transactions contemplated by the Loan Documents.

9.1.11 Intellectual Property. Each Obligor and Subsidiary owns or has the lawful right to use all Intellectual Property necessary for the conduct of its business, without conflict with any material Intellectual Property of others. There is no pending or, to any Obligor’s knowledge, threatened Intellectual Property Claim in an amount exceeding $500,000 in the aggregate, with respect to any Obligor, any Subsidiary or any of their Property (including any Intellectual Property). No Obligor has received any written notice or other communication of any actual or alleged infringement or misappropriation of any Intellectual Property rights of any Person, except where such infringement is not material. Except as pursuant to the Intellectual Property Licenses disclosed on Schedule 9.1.11 and other than license agreements for commercially available off-the-shelf software that is generally available to the public, as of the ~~Second~~ Fourth Amendment Effective Date, no Obligor or Subsidiary pays or owes any Royalty or other compensation to any Person with respect to any Intellectual Property. All registered Intellectual Property owned or exclusively licensed by, or otherwise subject to any exclusive interests of, any Obligor or Subsidiary as of the ~~Second~~ Fourth Amendment Effective Date is shown on Schedule 9.1.11. Borrowers may update Schedule 9.1.11 with the consent of Agent which shall not be unreasonably withheld.

9.1.12 Governmental Approvals. Each Obligor and Subsidiary has, is in compliance with, and, to the extent such concept is applicable in such jurisdiction, is in good standing (to the extent such concept exists and is applicable under the requirements of Applicable Law of the relevant jurisdiction) with respect to, all Governmental Approvals necessary to conduct its business and to own, lease and operate its Properties, except as could reasonably be expected to result in a Material Adverse Effect. All necessary import, export or other licenses, permits or certificates for the import or handling of any goods or other Collateral have been procured and are in effect, and Obligors and Subsidiaries have complied with all foreign and domestic laws with respect to the shipment and importation of any goods or Collateral, except where noncompliance could not reasonably be expected to have a Material Adverse Effect.

9.1.13 Compliance with Laws. Each Obligor and Subsidiary has duly complied, and its Properties and business operations are in compliance, in all material respects with all Applicable Law, except where noncompliance could not reasonably be expected to have a Material Adverse Effect. There have been no citations, notices or orders of material noncompliance issued to any Obligor or Subsidiary under any Applicable Law, except where noncompliance could reasonably be expected to result in a Material Adverse Effect. No inventory has been produced in violation of the FLSA. In relation to TB Germany, this Section 9.1.13 and any other representation under this Agreement only applies to the extent that its application would not result in (i) any violation of, conflict with or liability under EU Regulation (EC) 2271/96 or (ii) a violation or conflict with section 7 foreign trade rules (Außenwirtschaftsverordnung) (in connection with section 4 paragraph 1 no. 3 foreign trade law (Außenwirtschaftsgesetz)) or a similar anti-boycott statute.

9.1.14 Compliance with Environmental Laws. Except as disclosed on Schedule 9.1.14, or as could not reasonably be expected to result in a Material Adverse Effect, no Obligor’s or Subsidiary’s past or present operations, Real Estate or other Properties are subject to any federal, state or local investigation to determine whether any remedial action is needed to address any environmental pollution, hazardous material or environmental clean-up. No Obligor or Subsidiary has received any Environmental Notice that could reasonably be expected to result in a Material Adverse Effect. No Obligor or Subsidiary has any contingent liability with respect to any Environmental Release, environmental pollution or hazardous material on any Real Estate now or previously owned, leased or operated by it that could reasonably be expected to result in a Material Adverse Effect.

9.1.15 Burdensome Contracts. No Obligor or Subsidiary is a party or subject to any contract, agreement or charter restriction that could reasonably be expected to have a Material Adverse Effect. No Obligor or Subsidiary is party or subject to any material Restrictive Agreement, except as shown on Schedule 9.1.15. No such Restrictive Agreement prohibits the execution, delivery or performance of any Loan Document by an Obligor.

9.1.16 Litigation. Except as shown on Schedule 9.1.16, there are no proceedings or investigations pending or, to any Obligor’s knowledge, threatened against any Obligor or Subsidiary, or any of their businesses, operations, Properties or financial condition, that (a) relate to any Loan Documents or transactions contemplated thereby; or (b) could reasonably be expected to have a Material Adverse Effect to any Obligor or Subsidiary. Except as shown on such Schedule (as supplemented from time to time to add Commercial Tort Claims), no Obligor has a Commercial Tort Claim (other than, as long as no Default or Event of Default exists, a Commercial Tort Claim for less than $100,000). Except where such default could reasonably be expected to have a Material Adverse Effect or where such default results in a monetary obligation to an Obligor (not covered by insurance) in excess of $1,000,000, no Obligor or Subsidiary is in default with respect to any order, injunction or judgment of any Governmental Authority.

9.1.17 No Defaults. No event or circumstance has occurred or exists that constitutes a Default or Event of Default. No Obligor or Subsidiary is in default, and no event or circumstance has occurred or exists that with the passage of time or giving of notice would constitute a default, under any Material Contract or in the payment of any Borrowed Money in excess of $2,000,000. There is no basis upon which any party (other than an Obligor or Subsidiary) could terminate a Material Contract prior to its scheduled termination date.

9.1.18 ERISA. Except as would not reasonably be expected, whether taken individually or in the aggregate, to have a Material Adverse Effect:

(a) Each Plan is in compliance in all respects with the applicable provisions of ERISA, the Code, and other federal and state laws. Each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and nothing has occurred which would prevent, or cause the loss of, such qualification. Each Obligor and ERISA Affiliate has met all applicable requirements under the Code, ERISA and the Pension Protection Act of 2006, and no application for a waiver of the minimum funding standards or an extension of any amortization period has been made with respect to any Pension Plan.

(b) There are no pending or, to the knowledge of Obligors, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan, Pension Plan or Multiemployer Plan. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan.

(c) (i) no ERISA Event has occurred or is reasonably expected to occur; (ii) as of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) is at least 60%; and no Obligor or ERISA Affiliate knows of any reason that such percentage could reasonably be expected to drop below 60%; (iii) no Obligor or ERISA Affiliate has incurred any liability to the PBGC except for the payment of premiums, and no premium payments are due and unpaid; (iv) no Obligor or ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA; and (v) no Pension Plan or Multiemployer Plan has been terminated by its plan administrator or the PBGC, and no fact or circumstance exists that could reasonably be expected to cause the PBGC to institute proceedings to terminate a Pension Plan or Multiemployer Plan.

(d) With respect to any Foreign Plan, (i) all employer and employee contributions required by law or by the terms of the Foreign Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance, or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Foreign Plan according to the actuarial assumptions and valuations most recently used to account for such obligations in accordance with applicable generally accepted accounting principles; and (iii) it has been registered as required and has been maintained in good standing (to the extent such concept exists and is applicable under the requirements of Applicable Law of the relevant jurisdiction) with applicable regulatory authorities.

(e) Except as disclosed on Schedule 9.1.18, UK Borrower is not nor has at any time been (A) an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004 (UK)) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pension Schemes Act (1993)(UK)) or (B) is or has at any time been “connected” with or an “associate” (as those terms are used in sections 38 and 43 of the Pensions Act 2004(UK)) of such an employer.

(f) UK Borrower has not been issued with a Financial Support Direction or Contribution Notice in respect of any pension scheme.

9.1.19 Trade Relations. There exists no actual or threatened termination, limitation or modification of any business relationship between any Obligor or Subsidiary and any material customer or supplier, (or any group of customers or suppliers), that, in each case, individually or in the aggregate are material to the business of such Obligor or Subsidiary taken as a whole. There exists no condition or circumstance that could reasonably be expected to materially and adversely impair the ability of any Obligor or Subsidiary to conduct its business at any time hereafter in substantially the same manner as conducted on the First Restatement Effective Date.

9.1.20 Labor Relations. Except as described on Schedule 9.1.20 (which may be amended with the consent of Agent which is not to be unreasonably withheld, conditioned or delayed), no Obligor or Subsidiary is party to or bound by any collective bargaining agreement. There are no material grievances, disputes or controversies with any union or other similar organization representing any Obligor’s or Subsidiary’s employees, or, to any Obligor’s knowledge, any asserted or threatened strikes, work stoppages or demands for collective bargaining against any Obligor or Subsidiary.

9.1.21 Payable Practices. No Obligor or Subsidiary has made any material change in its historical accounts payable practices from those in effect on the Original Closing Date.

9.1.22 Not a Regulated Entity. No Obligor is (a) an “investment company” or a “person directly or indirectly controlled by or acting on behalf of an investment company” within the meaning of the Investment Company Act of 1940; or (b) subject to regulation under the Federal Power Act, the Interstate Commerce Act, any public utilities code or any other Applicable Law regarding its authority to incur Debt.

9.1.23 Margin Stock. No Obligor or Subsidiary is engaged, principally or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No Revolver Loan proceeds or Letters of Credit will be used by Obligors to purchase or carry, or to reduce or refinance any Debt incurred to purchase or carry, any Margin Stock or for any related purpose governed by Regulations T, U or X of the Board of Governors.

9.1.24 OFAC. No Obligor, Subsidiary or, to the knowledge of any Obligor or Subsidiary, any director, officer, employee, agent, affiliate or representative thereof, is or is owned or controlled by any individual or entity that is currently the target of any Sanction or is located, organized or resident in a Designated Jurisdiction.

9.1.25 UK Charges. Under the law of each Obligor’s jurisdiction of incorporation it is not necessary that any UK Security Agreement be filed, recorded on enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to any UK Security Agreement or the transactions contemplated by any UK Security Agreement, except (a) registration of particulars of each Security Document executed by UK Borrower at Companies House Wales in accordance with Part 25 (Company Charges) of the Companies Act 2006 or any regulations relating to the registration of charges made under, or applying the provisions of, the Companies Act 2006 (b) registration of each Security Document executed by UK Borrower and pertaining to Real Estate at the Land Registry of Land Charges Registry in England and Wales and payment of associated fees (c) filing, registration or recordation on a voluntary basis or as required in order to perfect the security interest created by any UK Security Agreement in any relevant jurisdiction and (d) in each case, payment of associated fees, stamp taxes or mortgage duties.

9.1.26 Centre of Main Interests and Establishments. The “centre of main interest” (as that term is used in the Cross Border Insolvency Regulations 2006) of each UK Borrower is situated in its jurisdiction of incorporation and none of them have an “establishment” (as that term is used inthe Cross Border Insolvency Regulation 2006) in any other jurisdiction.

9.1.27 Pari passu ranking. UK Borrower’s payment obligations under the Loan Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

9.1.28 Ranking. Each UK Security Agreement has or will have the ranking in priority which it is expressed to have in the relevant UK Security Agreement and, other than as permitted under or contemplated by the Loan Documents, it is not subject to any prior ranking or pari passu ranking Lien, subject to Permitted Liens.

9.2 Complete Disclosure. No Loan Document contains any untrue statement of a material fact, nor fails to disclose any material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which it was made. There is no fact or circumstance that any Obligor has failed to disclose to Agent in writing that could reasonably be expected to have a Material Adverse Effect.

ARTICLE 10 COVENANTS AND CONTINUING AGREEMENTS

10.1 Affirmative Covenants. As long as any Revolver Commitments or Obligations are outstanding, each Obligor shall, and shall cause each Subsidiary to:

10.1.1 Inspections; Appraisals.

(a) Permit Agent from time to time, subject (unless a Default or Event of Default exists) to reasonable notice and normal business hours, to visit and inspect the Properties of any Obligor or Subsidiary, inspect, audit and make extracts from any Obligor’s or Subsidiary’s books and records, and discuss with its officers, employees, agents, advisors and independent accountants such Obligor’s or Subsidiary’s business, financial condition, assets, prospects and results of operations. Lenders may participate in any such visit or inspection, at their own expense. Secured Parties shall have no duty to any Obligor to make any inspection, nor to share any results of any inspection, appraisal or report with any Obligor. Obligors acknowledge that all inspections, appraisals and reports are prepared by Agent and Lenders for their purposes, and Obligors shall not be entitled to rely upon them.

(b) Reimburse Agent for all its reasonable out-of-pocket charges, costs and expenses in connection with (i) examinations of Obligors’ books and records or any other financial or Collateral matters as it deems appropriate, up to two times per Loan Year; and (ii) appraisals of Inventory up to one time per Loan Year; provided, that if an examination or appraisal is initiated during a Default or Event of Default, all charges, costs and expenses relating thereto shall be reimbursed by Obligors without regard to such limits. Obligors shall pay Agent’s then standard charges for examination activities, including charges for its internal examination and appraisal groups, as well as the charges of any third party used for such purposes. No Borrowing Base calculation shall include Collateral acquired in a Permitted Acquisition or otherwise outside the Ordinary Course of Business until completion of applicable field examinations and appraisals (which shall not be included in the limits provided above) satisfactory to Agent.

10.1.2 Financial and Other Information. Keep adequate records and books of account with respect to its business activities, in which proper entries are made in accordance with GAAP (or, as the context may require, Local GAAP as it relates to any non-US Obligor, any branch thereof or any Foreign Subsidiary which is not an Obligor) reflecting all financial transactions; and furnish to Agent and Lenders:

(a) as soon as available, and in any event within 90 days after the close of each Fiscal Year, balance sheets as of the end of such Fiscal Year and the related statements of income, cash flow and shareholders’ equity for such Fiscal Year, on consolidated and consolidating bases and business division basis for Obligors and Subsidiaries, which consolidated statements shall be audited and certified (without qualification) by a firm of independent certified public accountants of recognized standing selected by Obligors and acceptable to Agent, shall be prepared in accordance with GAAP and shall set forth in comparative form corresponding figures for the preceding Fiscal Year and as against the projections delivered to the Agent and other information acceptable to Agent;

(b) as soon as available, and in any event within 30 days after the end of each Fiscal Quarter, unaudited balance sheets as of the end of such Fiscal Quarter and the related statements of income and cash flow for such month and for the portion of the Fiscal Year then elapsed, on consolidated and consolidating bases and business division basis for Obligors and Subsidiaries, setting forth in comparative form corresponding figures for the preceding Fiscal Year and as against the projections delivered to the Agent and certified by the chief financial officer of Parent as prepared in accordance with GAAP and fairly presenting the financial position and results of operations for such Fiscal Quarter and period, subject to normal yearend adjustments and the absence of footnotes; provided, that at any time during a US Dominion Trigger Period such financial statements shall be delivered monthly within 30 days after the end of each month with respect to such month.

(c) concurrently with delivery of financial statements under clauses (a), (b) and (c) above, or more frequently if requested by Agent while a Default or Event of Default exists, (i) a Compliance Certificate executed by the chief financial officer of Parent, and (ii) the information required to be delivered under Section 8.11.5;

(d) concurrently with delivery of financial statements under clause (a) above, copies of all management letters and other material reports submitted to Obligors by their accountants in connection with such financial statements;

(e) not later than 30 days after the end of each Fiscal Year, projections of Obligors’ consolidated, and business division balance sheets, results of operations, cash flow and Availability for that Fiscal Year, month by month and for the next Fiscal Year, quarter by quarter;

(f) promptly following the Agent’s request, a listing of each Obligor’s trade payables, specifying the trade creditor and balance due, and a detailed trade payable aging, all in form satisfactory to Agent;

(g) promptly after the sending or filing thereof, copies of any proxy statements, financial statements or reports that any Obligor has made generally available to its shareholders; copies of any regular, periodic and special reports or registration statements or prospectuses that any Obligor files with the Securities and Exchange Commission or any other Governmental Authority, or any securities exchange; and copies of any press releases or other statements made available by an Obligor to the public concerning material changes to or developments in the business of such Obligor;

(h) promptly after Agent’s request, copies of any annual report to be filed in connection with each Pension Plan or Foreign Plan;

(i) promptly following receipt, a copy of any material notice from the Pensions Regulator in which it proposes to take action which may result in the issuance of a Contribution Notice or Financial Support Direction in respect of any pension plan;

(j) [Reserved];

(k) promptly following Agent’s request, such other material reports and information (financial or otherwise) as Agent may request from time to time in connection with any Collateral or any Obligor’s, Subsidiary’s or other Obligor’s financial condition or business;

10.1.3 Notices. Notify Agent and Lenders in writing, promptly after a responsible officer of an Obligor’s obtaining knowledge thereof, of any of the following that materially affects an Obligor: (a) the threat or commencement of any proceeding or investigation, whether or not covered by insurance, if an adverse determination could have a Material Adverse Effect; (b) any material default under or termination of a Material Contract; (c) the existence of any Default or Event of Default; (d) any judgment in an amount exceeding $1,000,000; (e) the assertion of any Intellectual Property Claim that would reasonably be expected to have a Material Adverse Effect or otherwise could reasonably be expected to result in a liability of the Obligors in excess of $1,000,000; (f) any litigation asserting a violation of any Applicable Law (including ERISA, OSHA, FLSA, or any Environmental Laws) that could reasonably be expected to have a Material Adverse Effect; (g) any Environmental Release by an Obligor or on any Property owned, leased or occupied by an Obligor; or receipt of any Environmental Notice; (h) the occurrence of any ERISA Event; (i) the discharge of or any withdrawal or resignation by Obligors’ independent accountants; or (j) any opening of a new office or place of business, at least 10 days prior to such opening.

10.1.4 Landlord and Storage Agreements. Promptly following request, provide Agent with copies of all existing agreements, and promptly after execution thereof provide Agent with copies of all future agreements, between an Obligor and any landlord, warehouseman, processor, shipper, bailee or other Person that owns any premises at which any material portion of Collateral consisting of Equipment and Inventory may be kept on an average monthly basis or that otherwise may possess or handle any material portion of Collateral consisting of Equipment and Inventory.

10.1.5 Compliance with Laws. Comply with all Applicable Laws, including ERISA, Environmental Laws, FLSA, OSHA, Anti-Terrorism Laws, and laws regarding collection and payment of Taxes, and maintain all Governmental Approvals necessary to the ownership of its Properties or conduct of its business, unless failure to comply (other than failure to comply with Anti-Terrorism Laws) or maintain could not reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, if any Environmental Release occurs at or on any Properties of any Obligor or Subsidiary, it shall act promptly and diligently to investigate and report to Agent and all appropriate Governmental Authorities the extent of, and to make appropriate remedial action to eliminate, such Environmental Release to the extent required by Environmental Laws, whether or not directed to do so by any Governmental Authority. In relation to TB Germany, this Section 10.1.5 and any other covenant under this Agreement only applies to the extent that its application would not result in (i) any violation of, conflict with or liability under EU Regulation (EC) 2271/96 or (ii) a violation or conflict with section 7 foreign trade rules (Außenwirtschaftsverordnung) (in connection with section 4 paragraph 1 no. 3 foreign trade law (Außenwirtschaftsgesetz)) or a similar anti-boycott statute.

10.1.6 Taxes. Pay and discharge all material Taxes prior to the date on which they become delinquent or penalties attach, unless such Taxes are being Properly Contested.

10.1.7 Insurance. In addition to the insurance required hereunder with respect to Collateral, maintain insurance with insurers (with a Best rating of at least A+, unless otherwise approved by Agent in its discretion) satisfactory to Agent, (a) with respect to the Properties and business of Obligors and Subsidiaries of such type (including product liability, workers’ compensation, larceny, embezzlement, or other criminal misappropriation insurance), in such amounts, and with such coverages and deductibles as are customary for companies similarly situated; and (b) business interruption insurance in an amount not less than $5,000,000, with deductibles and subject to an endorsement or assignment reasonably satisfactory to Agent.

10.1.8 Licenses and Royalties.

(a) Keep each material License affecting any Collateral (including the manufacture, distribution or disposition of Inventory) or any other material Property of Obligors and Subsidiaries in full force and effect (provided, that any Obligor may allow any License to terminate in accordance with its terms if such Obligor has provided prior written notice to Agent of such termination and after the termination of any “sell-off” period allowed under such terminated License (or if no such period exists, upon the termination of the License), such Obligor owns no more than an aggregate amount of $250,000 of Inventory (determined based on cost) which is impacted by such License); promptly notify Agent of any material proposed material modification to any such License, or entry into any new material License, in each case at least 30 days prior to its effective date; and notify Agent of any material default or material breach asserted by any Person to have occurred under any material License;

(b) Pay all royalties and other amounts when due under any License (unless contested in good faith with adequate reserves set aside therefor); and

(c) by the 15th day of each month, provide Agent with a report of all accrued royalties, whether or not then due and payable by a Borrower, which report shall detail the Licensor, the amount accrued and the payment status of the applicable royalty.

10.1.9 Future Subsidiaries. Promptly notify Agent upon any Person becoming a Subsidiary and, if such Person is not a Foreign Subsidiary, cause it to guaranty the Obligations in a manner satisfactory to Agent, and to execute and deliver such documents, instruments and agreements and to take such other actions as Agent acting in its Permitted Discretion shall reasonably require to evidence and perfect a Lien in favor of Agent on all assets of such Person (other than Excluded Assets), including delivery of such legal opinions, in form and substance reasonably satisfactory to Agent, as it shall deem appropriate. Notwithstanding any of the forgoing, the Loan Documents shall not require the creation or perfection or any pledges of, Liens on or security interests in, or the delivery of particular documents with respect to, particular assets if and for so long as the Agent reasonable determines in its Permitted Discretion that the burden or cost of creating or perfecting such pledges, Liens or security interest in such assets shall outweigh the benefit of the security afforded thereby. For the avoidance of the doubt, TB Germany shall not be required to guaranty the Obligations.

10.1.10 Accounts. Borrowers shall maintain Bank of America and its Affiliates (including its London branch) as Borrowers’ principal depository bank, including for the maintenance of operating and deposit accounts, lockbox administration, funds transfer, information reporting services and other treasury management services.

10.1.11 UK pension plans.

(a) UK Borrower shall ensure that in respect of all pension schemes to which part 3 of the Pensions Act 2004 (UK) applies operated by or maintained for the benefit of members of the UK Borrower and/or any of its employees are fully funded based on the statutory funding objective under sections 221 and 222 of the Pensions Act 2004 (UK) and that no action or omission is taken by UK Borrower in relation to such a pension scheme which has or is, in either case, reasonably likely to have a Material Adverse Effect (including, without limitation, the termination or commencement of winding-up proceedings of any such pension scheme or any member of the Group ceasing to employ any member of such a pension scheme).

(b) Except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, UK Borrower shall ensure that it is not and has not been at any time an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004 (UK)) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pension Schemes Act 1993 (UK)) or “connected” with or an “associate” of (as those terms are used in sections 38 or 43 of the Pensions Act 2004 (UK)) such an employer.

(c) UK Borrower shall deliver to the Agent at such times requested by the Agent, actuarial reports in relation to all pension schemes mentioned in paragraph (a) above.

(d) UK Borrower shall promptly notify the Agent of any material change in the rate of contributions to any pension schemes mentioned in (a) above paid or recommended to be paid (whether by the scheme actuary or otherwise) or required (by law or otherwise).

10.1.12 Centre of Main Interests. UK Borrower shall maintain its centre of main interests (as such term is used in Article 3(1) of the Regulation (as defined in Section 9.1.26 above)) in England and Wales for the purposes of the Regulation.

10.2 Negative Covenants. As long as any Revolver Commitments or Obligations are outstanding, each Obligor shall not, and shall cause each Subsidiary not to:

10.2.1 Permitted Debt. Create, incur, guarantee or suffer to exist any Debt, except:

(a) the Obligations;

(b) Subordinated Debt;

(c) Permitted Purchase Money Debt;

(d) Borrowed Money set forth on Schedule 10.2.1, but only to the extent outstanding on the ~~Second~~Fourth Amendment Effective Date

(e) Debt with respect to Bank Products incurred in the Ordinary Course of Business;

(f) Debt in respect of Hedging Agreements entered into in the Ordinary Course of Business and not for speculative purposes;

(g) Permitted Contingent Obligations;

(h) Refinancing Debt as long as each Refinancing Condition is satisfied;

(i) intercompany Debt extended by UK Borrower to any other Obligor or by US Borrower to any other Obligor which is not a Foreign Subsidiary;

(j) Debt incurred in connection with the financing of insurance premiums;

(k) Debt owed to any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the Ordinary Course of Business;

(l) Contingent Obligations by any Obligor of Debt of any other Obligor that was permitted to be incurred under another clause of this Section 10.2.1;

(m) Debt arising from agreements providing for indemnification, adjustment of purchase price, earnout or other similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Debt incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that, except for the Permitted Earnout Payment, Debt arising with respect to earnout or other similar obligations permitted pursuant to this clause (m) shall be Subordinated Debt and shall not exceed $3,000,000 at any time outstanding;

(n) Debt in respect of performance bonds, bid bonds, appeal bonds, surety bonds and similar obligations, in each case provided in the Ordinary Course of Business;

(o) the Term Loan Debt, subject to the Term Loan Intercreditor Agreement;

(p) Debt that is not included in any of the preceding clauses of this Section, is not secured by a Lien and in an aggregate outstanding principal amount not to exceed $5,000,000 times the Growth Multiple;

(q) [Reserved];

(r) Debt arising in connection with any lease arrangements for Real Estate entered into by UK Borrower.

10.2.2 Permitted Liens. Create or suffer to exist any Lien upon any of its Property, except the following (collectively, “Permitted Liens”):

(a) Liens in favor of Agent;

(b) Purchase Money Liens securing Permitted Purchase Money Debt and Refinancing Debt in respect thereof;

(c) Liens for Taxes not yet due or being Properly Contested;

(d) statutory Liens (other than Liens for Taxes or imposed under ERISA, or with respect to any Plan, Pension Plan or Multiemployer Plan, the Code ) arising in the Ordinary Course of Business, but only if (i) payment of the obligations secured thereby is not yet due or is being Properly Contested, and (ii) such Liens do not materially impair the value or use of the Property or materially impair operation of the business of any Obligor or Subsidiary;

(e) Liens incurred or deposits made in the Ordinary Course of Business to secure the performance of government tenders, bids, contracts, statutory obligations and other similar obligations, as long as such Liens are at all times junior to Agent’s Liens and are required or provided by law;

(f) Liens arising in the Ordinary Course of Business that are subject to Lien Waivers;

(g) Liens arising by virtue of a judgment or judicial order against any Obligor or Subsidiary, or any Property of an Obligor or Subsidiary, as long as such Liens are (i) in existence for less than 20 consecutive days or being Properly Contested, and (ii) at all times junior to Agent’s Liens;

(h) easements, rights-of-way, restrictions, covenants or other agreements of record, and other similar charges or encumbrances on Real Estate, that do not secure any monetary obligation (other than any Mortgage) and do not interfere with the Ordinary Course of Business;

(i) normal and customary rights of setoff upon deposits in favor of depository institutions, and Liens of a collecting bank on Payment Items in the course of collection;

(j) Liens securing the Term Loan Debt, subject to the Term Loan Intercreditor Agreement;

(k) existing Liens shown on Schedule 10.2.2, provided that any such Lien shall only secure the Indebtedness that it secures on the ~~Second~~Fourth Amendment Effective Date and any Refinancing Debt in respect thereof;

(l) leases, licenses, subleases or sublicenses granted to others in the Ordinary Course of Business that do not interfere in any material respect with the business of the Parent or the Restricted Subsidiaries;

(m) Liens arising from UCC financing statements filed regarding (i) operating leases entered into by a Borrower or Subsidiary in the Ordinary Course of Business and (ii) goods consigned or entrusted to or bailed to a Person in connection with the processing, reprocessing, recycling or tolling of such goods;

(n) Liens in favor of customs or revenue authorities to secure payment of customs duties in connection with the importation of goods;

(o) Liens solely on any cash earnest money deposits made by any Borrower or any Subsidiary in connection with any letter of intent or purchase agreement permitted under this Agreement;

(p) any other Liens which do not attach to Accounts or Inventory and do not in the aggregate secure obligations in aggregate principal amount in not to exceed $250,000; and

(q) with respect to TB Germany, (i) any liens and pledges resulting from the application of general business terms and conditions (AGB-Pfandrechte) and (ii) any statutory pledges (gesetzliche Pfandrechte) under German law solely arising as a matter of law and not as a matter of any default.

10.2.3 [Reserved].

10.2.4 Distributions; Upstream Payments. Create or suffer to exist any encumbrance or restriction on the ability of a Subsidiary to make any Upstream Payment, except for restrictions under the Loan Documents, under Applicable Law or in effect on the ~~Second~~Fourth Amendment Effective Date as shown on Schedule 9.1.15. Declare or make any Distributions except:

(a) Upstream Payments;

(b) Each Obligor may declare and make Distributions with respect to its Equity Interests payable solely in additional shares of its Equity Interests;

(c) Any Obligor may pay cash dividends to any Obligor that is its direct parent;

(d) Without duplication of any repurchase, redemption or other acquisition or retirement made as an Investment which is permitted under clause (f) of the definition of Restricted Investments, any Obligor (other than Parent) may make distributions to permit Parent to repurchase Equity Interests of Parent, and Parent may repurchase such Equity Interests, in each case in an aggregate amount not to exceed $5,000,000 in any calendar year and $10,000,000 in the aggregate, so long as no Event of Default exists immediately before and after giving effect thereto and the Agent shall have received satisfactory evidence that the Borrowers are in compliance with each of the financial covenants set forth in Section 10.3 on a pro forma basis after giving effect thereto (as if such actions were consummated on the first day of the period of measurement) as determined for last day of month most recently ended prior thereto (for the trailing twelve month period then-ended), all based on calculations and assumptions acceptable to the Agent, and in such amounts in excess of the foregoing limitations so long as (a) so long as no Event of Default exists immediately before and after giving effect thereto and the Agent shall have received satisfactory evidence that the Borrowers are in compliance with each of the financial covenants set forth in Section 10.3 on a pro forma basis after giving effect thereto (as if such actions were consummated on the first day of the period of measurement) as determined for last day of month most recently ended prior thereto (for the trailing twelve month period then-ended), all based on calculations and assumptions acceptable to the Agent, (b) for each of the 30 days immediately prior to and immediately after giving effect to such payment, Availability is in an amount greater than 15% of the Revolver Commitments (disregarding any decreased Revolver Commitment amount during the Seasonal Period), and (c) the Agent shall have received satisfactory evidence that the Borrowers are in compliance with each of the financial covenants set forth in Section 10.3 on a pro forma basis after giving effect to the repurchase (as if such repurchase was consummated on the first day of the period of measurement) as determined for last day of month most recently ended prior to such repurchase (for the trailing twelve month period then-ended), all based on calculations and assumptions acceptable to the Agent;

(e) the Obligors may declare and make Distributions to repurchase the Equity Interests of TBC constituting common stock in an aggregate amount not to exceed $30,000,000 within 120 days after the Fourth Amendment Effective Date so long as (x) immediately prior to and after giving effect to such repurchase, no Default or Event of Default has occurred or will occur, (y) (A) for each of the 30 days immediately prior to and after giving effect to such repurchase, Availability is in an amount greater than $10,000,000 (disregarding any decreased commitment amount during the Seasonal Period) and (B) the Fixed Charge Coverage Ratio, determined on a pro forma basis after giving effect to the repurchase (as if such repurchase was consummated on the first day of the period of measurement), is not less than 1.25:1.00 measured on a trailing 12-month basis, and (z) Borrowers have delivered to Agent a certificate pursuant to which Borrowers certify that the conditions set forth above have been satisfied with respect to such repurchase (the “Permitted Stock Repurchase”);

(f) [Reserved]; and

(g) Payments to Sponsor as reimbursements for reasonable out-of-pocket fees and costs incurred by it on behalf of the Borrowers (including, without limitation, the reasonable out-of-pocket costs of attorneys, consultants and accountants), so long as (a) immediately prior to and after giving effect to such payment, no Default or Event of Default has occurred or will occur, (b) for each of the 30 days immediately prior to and after giving effect to such payment, Availability is in an amount greater than 15% of the Revolver Commitments (disregarding any decreased Revolver Commitment amount during the Seasonal Period), and (c) the Agent shall have received satisfactory evidence that the Borrowers are in compliance with each of the financial covenants set forth in Section 10.3 on a pro forma basis after giving effect to such payment (as if such payment was consummated on the first day of the period of measurement) as determined for last day of month most recently ended prior to such payment (for the trailing twelve month period then-ended), all based on calculations and assumptions acceptable to the Agent.

10.2.5 Restricted Investments. Make any Restricted Investment.

10.2.6 Disposition of Assets. Make any Asset Disposition, except a Permitted Asset Disposition, a disposition of Equipment under Section 8.4.2, or a transfer of Property by a Subsidiary or Obligor to an Obligor.

10.2.7 Revolver Loans. Make any loans or other advances of money to any Person, except (a) advances to an officer, director or employee for salary, travel expenses, commissions and similar items in the Ordinary Course of Business; (b) prepaid expenses and extensions of trade credit made in the Ordinary Course of Business; (c) deposits with financial institutions permitted hereunder; and (d) as long as no Default or Event of Default exists, intercompany loans by UK Borrower in any other Obligor or by US Borrower in any other Obligor which is not a Foreign Subsidiary.

10.2.8 Restrictions on Payment of Certain Debt. Make (i) any cash payments (whether voluntary or mandatory, or a prepayment, redemption, retirement, defeasance or acquisition) with respect to any Subordinated Debt or any Refinancing Debt in respect thereof, except as otherwise permitted in the applicable Subordination Agreement or (ii) any voluntary cash prepayments with respect to Borrowed Money (including the Term Loan Debt but other than the Obligations) unless (x) immediately prior to and after giving effect to such payment, no Default or Event of Default has occurred or will occur, (y) (A) for each of the 30 days immediately prior to and after giving effect to such payment, Availability is in an amount greater than $10,000,000 (disregarding any decreased commitment amount during the Seasonal Period) and (B) Fixed Charge Coverage Ratio, determined on a pro forma basis after giving effect to the repayment (as if such repayment were consummated on the first day of the period of measurement), is not less than 1.25:1.00 measured on a trailing 12-month basis, and (z) Borrowers have delivered to Agent a certificate pursuant to which Borrowers certify that the conditions set forth above have been satisfied with respect to such payment.

10.2.9 Fundamental Changes. Change its name or conduct business under any fictitious name; change its tax, charter or other organizational identification number; change its form or state of organization; liquidate, wind up its affairs or dissolve itself; or merge, amalgamate, combine or consolidate with any Person, whether in a single transaction or in a series of related transactions, except for (a) mergers, amalgamations or consolidations of a wholly-owned Subsidiary with another wholly-owned Subsidiary or into an Obligor; or (b) Permitted Acquisitions.

10.2.10 Subsidiaries. Form or acquire any Subsidiary after the ~~Second~~Fourth Amendment Effective Date, except in accordance with Sections 10.1.9, 10.2.5 and 10.2.9; or permit any existing Subsidiary to issue any additional Equity Interests except directors’ qualifying shares.

10.2.11 Organic Documents. Amend, modify or otherwise change any of its Organic Documents, except in connection with a transaction permitted under Section 10.2.9.

10.2.12 Tax Consolidation. File or consent to the filing of any consolidated income tax return with any Person other than Obligors and Subsidiaries.

10.2.13 Accounting Changes. Make any material change in accounting treatment or reporting practices, except as required by GAAP (or, as the context may require, Local GAAP as it relates to any non-US Obligor, any branch thereof or any Foreign Subsidiary which is not an Obligor) and in accordance with Section 1.2; or change its Fiscal Year other than to change its Fiscal Year end to March 31, with such change to become effective on March 31, 2015.

10.2.14 Restrictive Agreements. Become a party to any Restrictive Agreement, except a Restrictive Agreement (a) relating to secured Debt permitted hereunder, as long as the restrictions apply only to collateral for such Debt; (b) constituting customary restrictions on assignment in leases, Hedging Agreements and other contracts; (c) restrictions under the Loan Documents, the documentation governing the Subordinated Debt and the Third Amended and Restated Certificate of Incorporation of Voyetra as in effect on the date hereof; (d) under Applicable Law; (e) in effect on the ~~Second~~Fourth Amendment Effective Date as shown on Schedule 10.2.14.; or (f) [Reserved].

10.2.15 Hedging Agreements. Enter into any Hedging Agreement, except to hedge risks arising in the Ordinary Course of Business and not for speculative purposes.

10.2.16 Conduct of Business. Engage in any business materially different than its business as conducted on the First Restatement Effective Date and any activities incidental thereto.

10.2.17 Affiliate Transactions. Enter into or be party to any non-arm’s length transaction with an Affiliate, except (a) transactions expressly permitted by the Loan Documents; (b) payment of reasonable compensation to officers and employees, and payment of customary directors’ fees and indemnities; (c) the payment of reasonable fees to directors of any Borrower or any Subsidiary, and compensation and employee benefit arrangements paid to, and indemnities provided for the benefit of, directors, officers or employees of the Borrowers or their Subsidiaries in the Ordinary Course of Business, (d) any issuances of securities of Parent or other payments, awards or grants in cash, securities of Parent or otherwise pursuant to, or the funding of, employment agreements, stock options and stock ownership plans approved by an Obligor’s board of directors, (e) transactions solely among Obligors; (f) the Subordinated Debt; (g) transactions with Affiliates consummated prior to the ~~Second~~Fourth Amendment Effective Date, as shown on Schedule 10.2.17; (h) [Reserved] and (i) transactions with Affiliates in the Ordinary Course of Business, upon fair and reasonable terms fully disclosed to Agent and no less favorable than would be obtained in a comparable arm’s-length transaction with a non-Affiliate.

10.2.18 Plans. Become party to any Multiemployer Plan, Pension Plan or, solely with respect to any Foreign Plan such a Foreign Plan that could reasonably be expected to have a Material Adverse Effect, other than any in existence on the Original Closing Date.

10.2.19 Amendments to Subordinated Debt. Amend, supplement or otherwise modify documents related to any Subordinated Debt, if such modification (a) increases any required cash payment of principal or interest (it being understood that any non-cash payment prior to the payment in full of the Obligations may be made in kind and accreted to capital as of each interest payment date); (b) accelerates the date on which any installment of principal or any interest is due, or adds any additional redemption, put or prepayment provisions; (c) shortens the final maturity date or otherwise accelerates amortization; (d) increases the interest rate; (e) increases or adds any fees or charges; (f) modifies any covenant in a manner or adds any representation, covenant or default that is more onerous or restrictive in any material respect for any Obligor or Subsidiary, or that is otherwise materially adverse to any Obligor, any Subsidiary or Lenders; (g) results in the Obligations not being fully benefited by the subordination provisions thereof; or (h) is otherwise in violation of the terms of the applicable Subordination Agreement.

10.2.20 Management Agreements. Become party to any management or similar agreement with the Sponsor or any of its Affiliates unless (i) such agreement is in form and substance, and on terms and conditions, reasonably acceptable to the Agent and (ii) all payment obligations of the Obligors thereunder are expressly subordinate to the Obligations pursuant to a subordination agreement executed by the Sponsor or such Affiliate in favor of the Agent, which agreement is in form and substance reasonably satisfactory to Lender.

10.2.21 Amendments to Term Loan Debt. Amend, supplement or otherwise modify any document, instrument or agreement relating to Term Loan Debt, except as otherwise permitted under the Term Loan Intercreditor Agreement.

10.3 Financial Covenants. As long as any Revolver Commitments or Obligations are outstanding, Obligors shall:

10.3.1 Fixed Charge Coverage Ratio. Not permit the Fixed Charge Coverage Ratio as of the last day of each Fiscal Quarter (measured quarterly as of the last day of such Fiscal Quarter for the trailing four Fiscal Quarter period then-ended) to be less than 1.00:1.00 while a Financial Covenant Trigger Period is in effect, measured for the most recent Fiscal Quarter for which financial statements were delivered hereunder prior to the Financial Covenant Trigger Period and each Fiscal Quarter ending thereafter until the Financial Covenant Trigger Period is no longer in effect.

ARTICLE 11 GUARANTY

11.1 Guaranty by US Guarantors. Each US Guarantor hereby jointly, severally, absolutely and unconditionally (a) ratifies, restates, and confirms its guarantee made pursuant to the Existing ABL Revolver Loan Agreement and (b) guarantees, as a guaranty of payment and performance and not merely as a guaranty of collection, prompt payment when due, whether at stated maturity, by required prepayment, upon acceleration, demand or otherwise, and at all times thereafter, of any and all existing and future indebtedness and liabilities of every kind, nature and character, direct or indirect, absolute or contingent, liquidated or unliquidated, voluntary or involuntary and whether for principal, interest, premiums, fees indemnities, damages, costs, expenses or otherwise, of the US Borrowers to the Agent or any US Lender (or any of their Affiliates or branches) arising hereunder and any instruments, agreements or Loan Documents of any kind or nature now or hereafter executed in connection with this Agreement (including the US Obligations and all renewals, extensions, amendments, refinancings and other modifications thereof and all Extraordinary Expenses), and whether recovery upon such indebtedness and liabilities may be or hereafter become unenforceable or shall be an allowed or disallowed claim under any case or proceeding commenced by or against any other US Guarantor or US Borrower under any federal, provincial, state, municipal, foreign law, or any agreement of such other Guarantor or Borrower to, (a) the entry of an order for relief under the Bankruptcy Code, or any other insolvency, debtor relief or debt adjustment law (whether state, provincial, federal or foreign), and the Insolvency Act 1986 (UK) and the Enterprise Act 2002(UK); (b) the appointment of a receiver, trustee, liquidator, administrator, conservator or other custodian for such other US Guarantor or US Borrower or any part of its properties; or (c) any other Insolvency Proceeding, and including interest that accrues after the commencement by or against any US Borrower of any proceeding under any Insolvency Proceeding (collectively, the “US Guaranteed Obligations”).

11.2 Guaranty by UK Guarantors.

11.2.1 UK Guaranty. Each UK Guarantor hereby jointly, severally, absolutely and unconditionally (a) ratifies, restates, and confirms its “UK Guaranty” (as defined in the Existing ABL Revolver Loan Agreement) made pursuant to the Existing ABL Revolver Loan Agreement and (b) guarantees (the “UK Guaranty”), as a guaranty of payment and performance and not merely as a guaranty of collection, prompt payment when due, whether at stated maturity, by required prepayment, upon acceleration, demand or otherwise, and at all times thereafter, of any and all existing and future indebtedness and liabilities of every kind, nature and character, direct or indirect, absolute or contingent, liquidated or unliquidated, voluntary or involuntary and whether for principal, interest, premiums, fees indemnities, damages, costs, expenses or otherwise, of the UK Borrower, to the Agent or any UK Lender (or any of their Affiliates) arising in connection with the Loan Documents (including the Obligations and all renewals, extensions, amendments, refinancings and other modifications thereof and all Extraordinary Expenses), and whether recovery upon such indebtedness and liabilities may be or hereafter become unenforceable or shall be an allowed or disallowed claim under any case or proceeding commenced by or against any other Guarantor or Borrower under any federal, provincial, state, municipal, foreign law, or any agreement of such other Guarantor or Borrower to, (a) the entry of an order for relief under the Bankruptcy Code, or any other insolvency, debtor relief or debt adjustment law (whether state, provincial, federal or foreign), and the Insolvency Act 1986 (UK) and the Enterprise Act 2002 (UK); (b) the appointment of a receiver, trustee, liquidator, administrator, conservator or other custodian for such other Guarantor or Borrower or any part of its properties; or (c) any other Insolvency Proceeding, and including interest that accrues after the commencement by or against any Borrower of any proceeding under any Insolvency Proceeding (collectively, the “UK Guaranteed Obligations”).

11.2.2 Reinstatement of UK Guaranty. If any payment by a UK Guarantor or any discharge given by the Agent (whether in respect of the UK Guaranteed Obligations or any security for the UK Guaranteed Obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event (a) the liability of that UK Guarantor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and (b) the Agent shall be entitled to recover the value or amount of that security or payment from the UK Guarantor, as if the payment, discharge, avoidance or reduction had not occurred.

11.2.3 Waiver of defences. The obligations of a UK Guarantor under this Agreement will not be affected by an act, omission, matter or thing which, but for this Section 11.2.3, would reduce, release or prejudice any of its obligations under this Agreement (without limitation and whether or not known to it or the Agent) including (a) any time, waiver or consent granted to, or composition with, any Obligor or other person; (b) the release of any Obligor or any other person under the terms of any composition or arrangement with any creditor; (c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor any other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security; (d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Obligor or any other person; (e) any amendment (however fundamental) or replacement of a Loan Document or any other document or security; (f) any unenforceability, illegality or invalidity of any obligation of any person under any Loan Document or any other document or security; or (g) any insolvency or similar proceedings.

11.2.4 Guarantor intent. Without prejudice to the generality of Section 11.2.3, each UK Guarantor expressly confirms that it intends that the guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Loan Documents and/or any facility or amount made available under any of the Loan Documents for the purposes of or in connection with any of the following (a) acquisitions of any nature; (b) increasing working capital; (c) enabling investor distributions to be made; (d) carrying out restructurings; (e) refinancing existing facilities; (f) refinancing any other indebtedness; (g) making facilities available to new borrowers; (h) any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and (i) any fees, costs and/or expenses associated with any of the foregoing.

11.2.5 Deferral of UK Guarantor’s rights. Until the UK Guaranteed Obligations have been repaid in full, no UK Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Loan Documents (a) to be indemnified by any other Obligor; (b) to claim any contribution from any other Obligor; or (c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any of the Agent’s rights under the Loan Documents or of any other guarantee or security taken pursuant to, or in connection with, the Loan Documents by the Agent.

11.3 Evidence of Debt. The Agent’s books and records showing the amount of any Guaranteed Obligations shall be admissible in evidence in any action or proceeding, and absent manifest error, shall be binding upon the applicable Guarantors and conclusive for the purpose of establishing the amount of the Guaranteed Obligations. As to each Guarantor, its obligations hereunder shall not be affected by the genuineness, validity, regularity or enforceability of the Guaranteed Obligations against any Borrower or any other Guarantor or other Obligor, or any instrument or agreement evidencing any Guaranteed Obligations, or by the existence, validity, enforceability, perfection, non-perfection or extent of any collateral therefor, or by any fact or circumstance relating to the Guaranteed Obligations which might otherwise constitute a defense of any Borrower or any other Guarantor or other Obligor, to the obligations of the Guarantors hereunder, and each Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to any or all of the foregoing. Anything contained herein to the contrary notwithstanding, the obligations of each Guarantor hereunder at any time shall be limited to an aggregate amount equal to the largest amount that would not render its obligations hereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of the Bankruptcy Code or any comparable provisions of any similar federal or state law.

11.4 No Setoff or Deductions; Taxes; Payments. Each Guarantor shall make all payments hereunder without setoff or counterclaim and free and clear of and without deduction for any taxes, levies, imposts, duties, charges, fees, deductions, withholdings, compulsory loans, restrictions or conditions of any nature now or hereafter imposed or levied by any jurisdiction or any political subdivision thereof or taxing or other authority therein. If any such obligation (other than one arising with respect to any Excluded Tax) is imposed upon such Guarantor with respect to any amount payable by it hereunder, each Guarantor will pay to Agent or Lenders, on the date on which such amount is due and payable hereunder, such additional amount in Dollars as shall be necessary to enable the Agent and Lenders to receive the same net amount which the Agent and Lenders would have received on such due date had no such obligation been imposed upon such Guarantor. Each Guarantor will deliver promptly to the Agent certificates or other valid vouchers for all taxes or other charges deducted from or paid with respect to payments made by the Guarantors hereunder. The obligations of the Guarantors under this paragraph shall survive the Full Payment of the Guaranteed Obligations. For the avoidance of doubt, this Section 11.4 shall not apply to Taxes that are governed exclusively by Section 5.9.

11.5 Rights of Lender. Each Guarantor consents and agrees that the Agent and Lenders may, at any time and from time to time, without notice or demand, and without affecting the enforceability or continuing effectiveness hereof: (a) amend, extend, renew, compromise, discharge, accelerate or otherwise change the time for payment or the terms of any Guaranteed Obligations or any part thereof; (b) take, hold, exchange, enforce, waive, release, fail to perfect, sell, or otherwise dispose of any security for the payment of any Guaranteed Obligations; (c) apply such security and direct the order or manner of sale thereof as the Agent or Lenders in their sole discretion may determine; and (d) release or substitute one or more of any endorsers or other guarantors of any of the Guaranteed Obligations. Without limiting the generality of the foregoing, each Guarantor consents to the taking of, or failure to take, any action which might in any manner or to any extent vary the risks of the Guarantors hereunder or which, but for this provision, might operate as a discharge of any Guarantor.

11.6 Certain Waivers. Each Guarantor waives (a) any defense arising by reason of any disability or other defense of any Borrower or any other Guarantor, or the cessation from any cause whatsoever (including any act or omission of the Agent or any Lender) of the liability of any Borrower; (b) any defense based on any claim that such Guarantors’ obligations exceed or are more burdensome than those of any Borrower; (c) the benefit of any statute of limitations affecting the Guarantors’ liability hereunder; (d) any right to require the Agent or any Lender to proceed against any Borrower, proceed against or exhaust any security for any of the Guaranteed Obligations, or pursue any other remedy in the Agent’s or any Lender’s power whatsoever; (e) any benefit of and any right to participate in any security now or hereafter held by Agent or any Lender; and (f) to the fullest extent permitted by law, any and all other defenses or benefits that may be derived from or afforded by applicable law limiting the liability of or exonerating guarantors or sureties. Each Guarantor expressly waives all setoffs and counterclaims and all presentments, demands for payment or performance, notices of nonpayment or nonperformance, protests, notices of protest, notices of dishonor and all other notices or demands of any kind or nature whatsoever with respect to the Guaranteed Obligations, and all notices of acceptance hereof or of the existence, creation or incurrence of new or additional Guaranteed Obligations. Each Guarantor waives any rights and defenses that are or may become available to such Guarantor by reason of Sections 2787 to 2855, inclusive, 2899 and 3433 of the California Civil Code.

11.7 Obligations Independent. The obligations of each Guarantor hereunder are those of primary obligor, and not merely as surety, and are independent of the Guaranteed Obligations and the obligations of any other Guarantor, and a separate action may be brought against each Guarantor to enforce this Agreement whether or not any Borrower or any other person or entity is joined as a party.

11.8 Subrogation. No Guarantor shall exercise any right of subrogation, contribution, indemnity, reimbursement or similar rights with respect to any payments it makes under this Section 11 until the Full Payment of all of the Guaranteed Obligations and any amounts payable under this Section 11. If any amounts are paid to any Guarantor in violation of the foregoing limitation, then such amounts shall be held in trust for the benefit of the Agent and Lenders and shall forthwith be paid to the Agent to reduce the amount of the applicable Guaranteed Obligations, whether matured or unmatured.

11.9 Termination; Reinstatement. The guaranty under this Section 11 is a continuing and irrevocable guaranty of the applicable Guaranteed Obligations now or hereafter existing and shall remain in full force and effect until the Full Payment of the Guaranteed Obligations and any other amounts payable under this Section 11. Notwithstanding the foregoing, the guaranty under this Section 11 shall continue in full force and effect or be revived, as the case may be, if any payment by or on behalf of any Borrower or any Guarantor is made, or the Agent or any Lender exercises its right of setoff, in respect of the applicable Guaranteed Obligations and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Agent or any Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Insolvency Proceeding or otherwise, all as if such payment had not been made or such setoff had not occurred and whether the Agent or any Lender is in possession of or has released the guaranty hereunder and regardless of any prior revocation, rescission, termination or reduction. The obligations of each Guarantor under this Section 11.9 shall survive termination of the guaranty hereunder.

11.10 Subordination. Each Obligor hereby subordinates the payment of all obligations and indebtedness of any Obligor owing to such other Obligor, whether now existing or hereafter arising, including but not limited to any obligation of any Borrower to any Guarantor as subrogee of the Agent or any Lender or resulting from such Guarantor’s performance under the guaranty under this Section 11, to the Full Payment of all Guaranteed Obligations and Obligations. If the Agent or any Lender so requests, any such obligation or indebtedness of any Borrower to any Guarantor shall be enforced and performance received by such Guarantor as trustee for the Agent and Lenders and the proceeds thereof shall be paid over to the Agent on account of the applicable Guaranteed Obligations of such Guarantor, but without reducing or affecting in any manner the liability of any Guarantor under this Section 11. Notwithstanding the foregoing, a Guarantor may demand and accept repayments of indebtedness of any Borrower owing to such Guarantor as such repayment is expressly permitted hereunder.

11.11 Stay of Acceleration. In the event that acceleration of the time for payment of any of the Guaranteed Obligations is stayed, in connection with any case commenced by or against any Guarantor or any Borrower under any Insolvency Proceeding, or otherwise, all such amounts shall nonetheless be payable by the Guarantors immediately upon demand by the Agent.

11.12 Miscellaneous. No provision of this Section 11 may be waived, amended, supplemented or modified, except by a written instrument executed by the Agent and each Guarantor party hereto. No failure by the Agent or any Lender to exercise, and no delay in exercising, any right, remedy or power under this Section 11 shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy or power hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies herein provided are cumulative and not exclusive of any remedies provided by law or in equity. The unenforceability or invalidity of any provision of this Section 11 shall not affect the enforceability or validity of any other provision herein.

11.13 Condition of Borrowers. Each Guarantor acknowledges and agrees that it has the sole responsibility for, and has adequate means of, obtaining from each Borrower and any other Guarantor such information concerning the financial condition, business and operations of such Borrower and any such other Guarantor as the Guarantor requires, and that the Agent and Lenders have no duty, and not Guarantor is relying on the Agent or any Lender at any time, to disclose to such Guarantor any information relating to the business, operations or financial condition of any Borrower or any other Guarantor (the guarantor waiving any duty on the part of the Agent or any Lender to disclose such information and any defense relating to the failure to provide the same).

11.14 Setoff. If and to the extent any payment is not made when due under this Section 11, the Agent and any Lender may setoff and charge from time to time any amount so due against any or all of any Guarantor’s accounts or deposits with the Agent or any Lender.

11.15 Representations and Warranties. Each Guarantor represents and warrants that (a) its obligations under this Section 11 constitute its legal, valid and binding obligation enforceable in accordance with its terms; (b) the making and performance of the guaranty under this Section 11 does not and will not violate the provisions of any material Applicable Law, regulation or order, and does not and will not result in the breach of, or constitute a default or require any consent under, any material agreement, instrument, or document to which it is a party or by which it or any of its property may be bound or affected; and (c) all consents, approvals, licenses and authorizations of, and filings and registrations with, any governmental authority required under applicable law and regulations for the making and performance of the guaranty under this Section 11 have been obtained or made and are in full force and effect, except as could not reasonably be expected to result in a Material Adverse Effect.

11.16 Additional Guarantor Waivers and Agreements.

11.16.1 Each Guarantor understands and acknowledges that if the Agent forecloses judicially or nonjudicially against any real property security for any of the Guaranteed Obligations, that foreclosure could impair or destroy any ability that such Guarantor may have to seek reimbursement, contribution, or indemnification from a Borrower or others based on any right such Guarantor may have of subrogation, reimbursement, contribution, or indemnification for any amounts paid by such Guarantor under this Section 11. Each Guarantor further understands and acknowledges that in the absence of this paragraph, such potential impairment or destruction of such Guarantor’s rights, if any, may entitle such Guarantor to assert a defense to the guaranty under this Section 11 based on Section 580d of the California Code of Civil Procedure as interpreted in Union Bank v. Gradsky, 265 Cal. App. 2d 40 (1968). By executing this Agreement, each Guarantor freely, irrevocably, and unconditionally: (i) waives and relinquishes that defense and agrees that such Guarantor will be fully liable under this Section 11 even though the Agent may foreclose, either by judicial foreclosure or by exercise of power of sale, any deed of trust securing any of the Guaranteed Obligations; (ii) agrees that such Guarantor will not assert that defense in any action or proceeding which the Agent may commence to enforce the guaranty under this Section 11; (iii) acknowledges and agrees the rights and defenses waived by such Guarantor in this Agreement include any right or defense that such Guarantor may have or be entitled to assert based upon or arising out of any one or more of Sections 580a, 580b, 580d, or 726 of the California Code of Civil Procedure or Section 2848 of the California Civil Code; and (iv) acknowledges and agrees that the Agent and Lenders are relying on this waiver in creating any of the Guaranteed Obligations, and that this waiver is a material part of the consideration which the Agent and Lenders are receiving for creating the Guaranteed Obligations.

11.16.2 Each Guarantor waives all rights and defenses that such Guarantor may have because of any of the Guaranteed Obligations is secured by real property. This means, among other things: (i) the Agent may collect from the Guarantors without first foreclosing on any real or personal property collateral pledged by any Obligor; and (ii) if the Agent forecloses on any real property collateral pledged by any Obligor: (A) the amount of the Guaranteed Obligations may be reduced only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price, and (B) the Agent may collect from the Guarantors even if the Agent, by foreclosing on the real property collateral, has destroyed any right the Guarantors may have to collect from Borrowers. This is an unconditional and irrevocable waiver of any rights and defenses any Guarantor may have because any of the Guaranteed Obligations is secured by real property. These rights and defenses include, but are not limited to, any rights or defenses based upon Section 580a, 580b, 580d, or 726 of the California Code of Civil Procedure.

11.16.3 Each Guarantor waives any right or defense it may have at law or equity, including California Code of Civil Procedure Section 580a, to a fair market value hearing or action to determine a deficiency judgment after a foreclosure.

ARTICLE 12 EVENTS OF DEFAULT; REMEDIES ON DEFAULT

12.1 Events of Default. Each of the following shall be an “Event of Default” if it occurs for any reason whatsoever, whether voluntary or involuntary, by operation of law or otherwise:

(a) Any Obligor fails to pay its Obligations when due (whether at stated maturity, on demand, upon acceleration or otherwise);

(b) Any representation, warranty or other written statement of an Obligor made in connection with any Loan Documents or transactions contemplated thereby is incorrect or misleading in any material respect when given;

(c) An Obligor breaches or fails to perform any covenant contained in Section 6.3, 7.2, 7.3, 7.4, 7.6, 8.1, 8.2.4, 8.2.5, 8.6.2, 10.1.1, 10.1.2, 10.1.12, 10.2.7, 10.2 or 10.3;

(d) An Obligor breaches or fails to perform any other covenant contained in any Loan Documents, and such breach or failure is not cured within 15 days after a Senior Officer of such Obligor has knowledge thereof or receives notice thereof from Agent, whichever is sooner; provided, that such notice and opportunity to cure shall not apply if the breach or failure to perform is not capable of being cured within such period or is a willful breach by an Obligor;

(e) A Guarantor repudiates, revokes or attempts to revoke its Guaranty; an Obligor or third party denies or contests the validity or enforceability of any Loan Documents or Obligations, or the perfection or priority of any Lien granted to Agent; or any Loan Document ceases to be in full force or effect for any reason (other than a waiver or release by Agent and Lenders);

(f) Any breach or default of an Obligor occurs under (i) any Hedging Agreement; (ii) the Term Loan Agreement; or (iii) any instrument or agreement to which it is a party or by which it or any of its Properties is bound, relating to any Debt (other than the Obligations), in each case, in excess of $1,000,000, if the maturity of or any payment with respect to such Debt may be accelerated or demanded due to such breach;

(g) Any judgment or order for the payment of money is entered against an Obligor in an amount that exceeds, individually or cumulatively with all unsatisfied judgments or orders against all Obligors, $1,000,000 (net of insurance coverage therefor that has not been denied by the insurer), unless a stay of enforcement of such judgment or order is in effect;

(h) A loss, theft, damage or destruction occurs with respect to any Collateral if the amount not covered by insurance exceeds $1,000,000;

(i) An Obligor is enjoined, restrained or in any way prevented by any Governmental Authority from conducting any material part of its business; an Obligor suffers the loss, revocation or termination of any material license, permit, lease or agreement necessary to its business; there is a cessation of any material part of an Obligor’s business for a material period of time; any material Collateral or Property of an Obligor is taken or impaired through condemnation; an Obligor agrees to or commences any liquidation, dissolution or winding up of its affairs; or Obligors and their Subsidiaries are not Solvent on a consolidated basis;

(j) An Insolvency Proceeding is commenced by an Obligor; an Obligor makes an offer of settlement, extension or composition to its unsecured creditors generally; a trustee is appointed to take possession of any substantial Property of or to operate any of the business of an Obligor; or an Insolvency Proceeding is commenced against an Obligor and: the Obligor consents to institution of the proceeding, the petition commencing the proceeding is not timely contested by the Obligor, the petition is not dismissed within 30 days after filing, or an order for relief is entered in the proceeding;

(k) Any Obligor (i) is unable or admits inability to pay its debts as they fall due; (ii) suspends making payments on any of its debts or, (iii) by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (other than the Agent or any Secured Party in their capacity as such) with a view to rescheduling any of its indebtedness; or (b) if in respect of any Obligor, (i) the value of its assets is less than that its liabilities (taking into account contingent and prospective liabilities); or (ii) a moratorium is declared or imposed in respect of any its indebtedness;

(l) Except as would not reasonably be expected, whether taken individually or in the aggregate, to result in any Obligor or the Obligors incurring a liability in excess of $1,000,000 in any twenty-four month period, the (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan that has resulted or could reasonably be expected to result in liability of an Obligor to a Pension Plan, Multiemployer Plan or PBGC, or that constitutes grounds for appointment of a trustee for or termination by the PBGC of any Pension Plan or Multiemployer Plan; (ii) an Obligor or ERISA Affiliate fails to pay when due any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan; or (iii) any event similar to the foregoing occurs or exists with respect to a Foreign Plan;

(m) An Obligor or any of its Senior Officers is criminally indicted or convicted for (i) a felony committed in the conduct of the Obligor’s business, or (ii) violating any state or federal law (including the Controlled Substances Act, Money Laundering Control Act of 1986 and Illegal Exportation of War Materials Act) that could lead to forfeiture of any material Property or any Collateral;

(n) A Change of Control occurs;

(o) The Pensions Regulator issues a Financial Support Direction or a Contribution Notice to UK Borrower unless the aggregate liability of UK Borrower under all Financial Support Directions and Contributions Notices is less than $200,000 (or its equivalent in another currency or currencies);

(p) [Reserved]; or

(q) The provisions of any Subordination Agreement shall for any reason be revoked or invalidated or otherwise cease to be in full force and effect.

12.2 Remedies upon Default. If an Event of Default described in Section 12.1(j) occurs with respect to any Obligor, then to the extent permitted by Applicable Law, all Obligations (other than Secured Bank Product Obligations) shall become automatically due and payable and all Revolver Commitments shall terminate, without any action by Agent or notice of any kind. In addition, or if any other Event of Default exists, Agent may in its discretion (and shall upon written direction of Required Lenders) do any one or more of the following from time to time:

(a) declare any Obligations (other than Secured Bank Product Obligations) immediately due and payable, whereupon they shall be due and payable without diligence, presentment, demand, protest or notice of any kind, all of which are hereby waived by Obligors to the fullest extent permitted by law;

(b) terminate, reduce or condition any Revolver Commitment or adjust to the Borrowing Base;

(c) require Obligors to Cash Collateralize their LC Obligations, Secured Bank Product Obligations and other Obligations that are contingent or not yet due and payable, and if Obligors fail to deposit such Cash Collateral, Agent may (and shall upon the direction of Required Lenders) advance the required Cash Collateral as Revolver Loans (whether or not an Overadvance exists or is created thereby, or the conditions in Section 6 are satisfied); and

(d) exercise any other rights or remedies afforded under any agreement, by law, at equity or otherwise, including the rights and remedies of a secured party under the UCC. Such rights and remedies include the rights to (i) take possession of any Collateral; (ii) require Obligors to assemble Collateral, at Obligors’ expense, and make it available to Agent at a place designated by Agent; (iii) enter any premises where Collateral is located and store Collateral on such premises until sold (and if the premises are owned or leased by an Obligor, Obligors agree not to charge for such storage); and (iv) sell or otherwise dispose of any Collateral in its then condition, or after any further manufacturing or processing thereof, at public or private sale, with such notice as may be required by Applicable Law, in lots or in bulk, at such locations, all as Agent, in its discretion, deems advisable. Each Obligor agrees that 10 days’ notice of any proposed sale or other disposition of Collateral by Agent shall be reasonable. Agent may conduct sales on any Obligor’s premises, without charge, and any sale may be adjourned from time to time in accordance with Applicable Law. Agent shall have the right to sell, lease or otherwise dispose of any Collateral for cash, credit or any combination thereof, and Agent may purchase any Collateral at public or, if permitted by law, private sale and, in lieu of actual payment of the purchase price, may credit bid and set off the amount of such price against the Obligations.

12.3 License. Agent is hereby granted an irrevocable, non-exclusive license or other right to use, license or sub-license (without payment of royalty or other compensation to any Person), exercisable only during the continuation of an Event of Default, any or all Intellectual Property of Obligors, computer hardware and software, trade secrets, brochures, customer lists, promotional and advertising materials, labels, packaging materials and other Property, in advertising for sale, marketing, selling, collecting, completing manufacture of, or otherwise exercising any rights or remedies with respect to, any Collateral. Each Obligor’s rights and interests under such Intellectual Property shall inure to Agent’s benefit. Each Obligor hereby grants to the Agent an irrevocable, non-exclusive license or other right to use, license or sub-license (without payment of royalty or other compensation to any Person), exercisable only during the continuation of an Event of Default, all other Property and to occupy all Real Estate owned or leased by such Obligor, wherever the same may be located, and such license shall include access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout hereof.

12.4 Setoff. At any time during an Event of Default, Agent, Issuing Bank, Lenders, and any of their Affiliates are authorized, to the fullest extent permitted by Applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by Agent, Issuing Bank, such Lender or such Affiliate to or for the credit or the account of an Obligor against its Obligations, whether or not Agent, Issuing Bank, such Lender or such Affiliate shall have made any demand under this Agreement or any other Loan Document and although such Obligations may be contingent or unmatured or are owed to a branch or office of Agent, Issuing Bank, such Lender or such Affiliate different from the branch or office holding such deposit or obligated on such indebtedness. The rights of Agent, Issuing Bank, each Lender and each such Affiliate under this Section are in addition to other rights and remedies (including other rights of setoff) that such Person may have.

12.5 Remedies Cumulative; No Waiver.

12.5.1 Cumulative Rights. All agreements, warranties, guaranties, indemnities and other undertakings of Obligors under the Loan Documents are cumulative and not in derogation of each other. The rights and remedies of Agent and Lenders under the Loan Documents are cumulative, may be exercised at any time and from time to time, concurrently or in any order, and are not exclusive of any other rights or remedies available by agreement, by law, at equity or otherwise. All such rights and remedies shall continue in full force and effect until Full Payment of all Obligations.

12.5.2 Waivers. No waiver or course of dealing shall be established by (a) the failure or delay of Agent or any Lender to require strict performance by any Obligor under any Loan Document, or to exercise any rights or remedies with respect to Collateral or otherwise; (b) the making of any advance during a Default, Event of Default; or (c) acceptance by Agent or any Lender of any payment or performance by an Obligor under any Loan Documents in a manner other than that specified therein. Any failure to satisfy a financial covenant on a measurement date shall not be cured or remedied by satisfaction of such covenant on a subsequent date.

ARTICLE 13 AGENT

13.1 Appointment, Authority and Duties of Agent.

13.1.1 Appointment and Authority. Each Secured Party appoints and designates Bank of America as Agent under all Loan Documents. Agent may, and each Secured Party authorizes Agent to, enter into all Loan Documents to which Agent is intended to be a party and accept all Security Documents. Any action taken by Agent in accordance with the provisions of the Loan Documents, and the exercise by Agent of any rights or remedies set forth therein, together with all other powers reasonably incidental thereto, shall be authorized by and binding upon all Secured Parties. Without limiting the generality of the foregoing, Agent shall have the sole and exclusive authority to (a) act as the disbursing and collecting agent for Lenders with respect to all payments and collections arising in connection with the Loan Documents; (b) execute and deliver as Agent each Loan Document, including any intercreditor or subordination agreement, and accept delivery of each Loan Document; (c) act as collateral agent for Secured Parties for purposes of perfecting and administering Liens under the Loan Documents, and for all other purposes stated therein; (d) manage, supervise or otherwise deal with Collateral; and (e) take any Enforcement Action or otherwise exercise any rights or remedies with respect to any Collateral or under any Loan Documents, Applicable Law or otherwise. Agent alone is authorized to determine eligibility and applicable advance rates under the Borrowing Base, whether to impose or release any reserve, or whether any conditions to funding or issuance of a Letter of Credit have been satisfied, which determinations and judgments, if exercised in good faith, shall exonerate Agent from liability to any Secured Party or other Person for any error in judgment.

13.1.2 Duties. The title of “Agent” is used solely as a matter of market custom and the duties of Agent are administrative in nature only. Agent has no duties except those expressly set forth in the Loan Documents, and in no event does Agent have any agency, fiduciary or implied duty to or relationship with any Secured Party or other Person by reason of any Loan Document or related transaction. The conferral upon Agent of any right shall not imply a duty to exercise such right, unless instructed to do so by Lenders in accordance with this Agreement.

13.1.3 Agent Professionals. Agent may perform its duties through agents and employees. Agent may consult with and employ Agent Professionals, and shall be entitled to act upon, and shall be fully protected in any action taken in good faith reliance upon, any advice given by an Agent Professional. Agent shall not be responsible for the negligence or misconduct of any agents, employees or Agent Professionals selected by it with reasonable care.

13.1.4 Instructions of Required Lenders. The rights and remedies conferred upon Agent under the Loan Documents may be exercised without the necessity of joining any other party, unless required by Applicable Law. In determining compliance with a condition for any action hereunder, including satisfaction of any condition in Section 6, Agent may presume that the condition is satisfactory to a Secured Party unless Agent has received notice to the contrary from such Secured Party before Agent takes the action. Agent may request instructions from the applicable Required Lenders or other Secured Parties with respect to any act (including the failure to act) in connection with any Loan Documents or Collateral, and may seek assurances to its satisfaction from Secured Parties of their indemnification obligations against Claims that could be incurred by Agent. Agent may refrain from any act until it has received such instructions or assurances, and shall not incur liability to any Person by reason of so refraining. Instructions of Required Lenders shall be binding upon all Secured Parties, and no Secured Party shall have any right of action whatsoever against Agent as a result of Agent acting or refraining from acting pursuant to instructions of Required Lenders. Notwithstanding the foregoing, instructions by and consent of specific parties shall be required to the extent provided in Section 14.1.1. In no event shall Agent be required to take any action that it determines in its discretion is contrary to Applicable Law or any Loan Documents or could subject any Agent Indemnitee to liability.

13.1.5 Agent as Security Trustee. In this Agreement and the UK Security Agreements, any rights and remedies exercisable by, any documents to be delivered to, or any other indemnities or obligations in favor of Agent shall be, as the case may be, exercisable by, delivered to, or be indemnities or other obligations in favor of, Agent (or any other Person acting in such capacity) in its capacity as security trustee of Secured Parties to the extent that the rights, deliveries, indemnities or other obligations relate to the UK Security Agreements or the security thereby created. Any obligations of Agent (or any other Person acting in such capacity) in this Agreement and UK Security Agreements shall be obligations of Agent in its capacity as security trustee of Secured Parties to the extent that the obligations relate to the UK Security Agreements or the security thereby created. Additionally, in its capacity as security trustee of Secured Parties Agent (or any other Person acting in such capacity) shall have (i) all the rights, remedies and benefits in favor of Agent contained in the provisions of the whole of this Section 13; (ii) all the powers of an absolute owner of the security constituted by the UK Security Agreements and (iii) all the rights, remedies and powers granted to it and be subject to all the obligations and duties owed by it under the UK Security Agreements and/or any of the Loan Documents.

13.1.6 Appointment of Agent as Security Trustee. Each Secured Party hereby appoints Agent to act as its trustee under and in relation to the UK Security Agreements and to hold the Liens created or evidenced or expressed to be created or evidenced under or pursuant to the UK Security Agreements as trustee for Secured Parties on the trusts and other terms contained in the UK Security Documents and each Secured Party hereby irrevocably authorizes Agent in its capacity as security trustee of Secured Parties to exercise such rights, remedies, powers and discretions as are specifically delegated to Agent as security trustee of Secured Parties by the terms of the UK Security Agreements together with all such rights, remedies, powers and discretions as are reasonably incidental thereto.

13.1.7 Liens. Any reference in this Agreement to Liens stated to be in favor of Agent shall be construed so as to include a reference to Liens granted in favor of Agent in its capacity as security trustee of Secured Parties.

13.1.8 Successors. Secured Parties agree that at any time that the Person acting as security trustee of Secured Parties in respect of the UK Security Agreements shall be a Person other than Agent, such other Person shall have the rights, remedies, benefits and powers granted to Agent in its capacity as security trustee of Secured Parties under this Agreement and the UK Security Agreements.

13.1.9 Capacity. Nothing in Sections 13.1.5 to 13.1.8 shall require Agent in its capacity as security trustee of Secured Parties under this Agreement and the UK Security Agreements to act as a trustee at common law or to be holding any property on trust, in any jurisdiction outside the US or the UK which may not operate under principles of trust or where such trust would not be recognized or its effects would not be enforceable.

13.2 Agreements Regarding Collateral and Borrower Materials.

13.2.1 Lien Releases; Care of Collateral. Secured Parties authorize Agent in its capacity as agent and security trustee to release any Lien on any Collateral (a) upon Full Payment of the Obligations; (b) that is the subject of a disposition or Lien that Obligors certify in writing is a Permitted Asset Disposition or a Permitted Lien entitled to priority over Agent’s Liens (and Agent may rely conclusively on such certificate without further inquiry); (c) that does not constitute a material part of the Collateral; or (d) subject to Section 14.1, with the consent of the applicable Required Lenders. Secured Parties authorize Agent to subordinate its Liens to any Purchase Money Lien or other Lien entitled to priority hereunder. Agent has no obligation to assure that any Collateral exists or is owned by an Obligor, or is cared for, protected or insured, nor to assure that Agent’s Liens have been properly created, perfected or enforced, or are entitled to any particular priority, nor to exercise any duty of care with respect to any Collateral.

13.2.2 Possession of Collateral. Agent and Secured Parties appoint each Secured Party as agent (for the benefit of Secured Parties) for the purpose of perfecting Liens in Collateral held or controlled by it, to the extent such Liens are perfected by possession or control. If a Secured Party obtains possession or control of any Collateral, it shall notify Agent thereof and, promptly upon Agent’s request, deliver such Collateral to Agent or otherwise deal with it in accordance with Agent’s instructions.

13.2.3 Reports. Agent shall promptly provide to Lenders, when complete, any field examination, audit or appraisal report prepared for Agent with respect to any Obligor or Collateral (“Report”). Reports and other Borrower Materials may be made available to Lenders by providing access to them on the Platform, but Agent shall not be responsible for system failures or access issues that may occur from time to time. Each Lender agrees (a) that Reports are not intended to be comprehensive audits or examinations, and that Agent or any other Person performing an audit or examination will inspect only limited information and will rely significantly upon Obligors’ books, records and representations; (b) that Agent makes no representation or warranty as to the accuracy or completeness of any Borrower Materials and shall not be liable for any information contained in or omitted from any Borrower Materials, including any Report; and (c) to keep all Borrower Materials confidential and strictly for such Lender’s internal use, not to distribute any Report or other Borrower Materials (or the contents thereof) to any Person (except to such Lender’s Participants, attorneys and accountants, provided such Persons are informed of the confidential nature of such Reports and Borrower Materials and instructed to keep them confidential and strictly for such Lender’s use), and to use all Borrower Materials solely for administration of the Obligations. Each Lender shall indemnify and hold harmless Agent and any other Person preparing a Report from any action such Lender may take as a result of or any conclusion it may draw from any Borrower Materials, as well as from any Claims arising as a direct or indirect result of Agent furnishing same to such Lender, via the Platform or otherwise.

13.3 Reliance By Agent. Agent shall be entitled to rely, and shall be fully protected in relying, upon any certification, notice or other communication (including those by telephone, telex, telegram, telecopy, e-mail or other electronic means) believed by it to be genuine and correct and to have been signed, sent or made by the proper Person. Agent shall have a reasonable and practicable amount of time to act upon any instruction, notice or other communication under any Loan Document, and shall not be liable for any delay in acting.

13.4 Action Upon Default. Agent shall not be deemed to have knowledge of any Default or Event of Default, or of any failure to satisfy any conditions in Section 6, unless it has received written notice from an Obligor or Required Lenders specifying the occurrence and nature thereof. If a Lender acquires knowledge of a Default, Event of Default or failure of such conditions, it shall promptly notify Agent and the other Lenders thereof in writing. Each Secured Party agrees that, except as otherwise provided in any Loan Documents or with the written consent of Agent and Required Lenders, it will not take any Enforcement Action, accelerate Obligations (other than Secured Bank Product Obligations) or assert any rights relating to any Collateral.

13.5 Ratable Sharing. If any Lender obtains any payment or reduction of any Obligation, whether through set-off or otherwise, in excess of its ratable share of such Obligation, such Lender shall forthwith purchase from Secured Parties participations in the affected Obligation as are necessary to share the excess payment or reduction on a Pro Rata basis or in accordance with Section 5.6.2, as applicable. If any of such payment or reduction is thereafter recovered from the purchasing Lender, the purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest. Notwithstanding the foregoing, if a Defaulting Lender obtains a payment or reduction of any Obligation, it shall immediately turn over the full amount thereof to Agent for application under Section 4.2.2 and it shall provide a written statement to Agent describing the Obligation affected by such payment or reduction. No Lender shall set off against a Dominion Account without Agent’s prior consent.

13.6 Indemnification. EACH SECURED PARTY SHALL INDEMNIFY AND HOLD HARMLESS AGENT INDEMNITEES AND ISSUING BANK INDEMNITEES, TO THE EXTENT NOT REIMBURSED BY OBLIGORS, ON A PRO RATA BASIS, AGAINST ALL CLAIMS THAT MAY BE INCURRED BY OR ASSERTED AGAINST ANY SUCH INDEMNITEE, PROVIDED THAT ANY CLAIM AGAINST AN AGENT INDEMNITEE RELATES TO OR ARISES FROM ITS ACTING AS OR FOR AGENT (IN THE CAPACITY OF AGENT). In Agent’s discretion, it may reserve for any Claims made against an Agent Indemnitee or Issuing Bank Indemnitee, and may satisfy any judgment, order or settlement relating thereto, from proceeds of Collateral prior to making any distribution of Collateral proceeds to Secured Parties. If Agent is sued by any receiver, trustee or other Person for any alleged preference or fraudulent transfer, then any monies paid by Agent in settlement or satisfaction of such proceeding, together with all interest, costs and expenses (including attorneys’ fees) incurred in the defense of same, shall be promptly reimbursed to Agent by each Secured Party to the extent of its Pro Rata share.

13.7 Limitation on Responsibilities of Agent. Agent shall not be liable to any Secured Party for any action taken or omitted to be taken under the Loan Documents, except for losses directly and solely caused by Agent’s gross negligence or willful misconduct. Agent does not assume any responsibility for any failure or delay in performance or any breach by any Obligor, Lender or other Secured Party of any obligations under the Loan Documents. Agent does not make any express or implied representation, warranty or guarantee to Secured Parties with respect to any Obligations,

Collateral, Liens, Loan Documents or Obligor. No Agent Indemnitee shall be responsible to Secured Parties for any recitals, statements, information, representations or warranties contained in any Loan Documents or Borrower Materials; the execution, validity, genuineness, effectiveness or enforceability of any Loan Documents; the genuineness, enforceability, collectability, value, sufficiency, location or existence of any Collateral, or the validity, extent, perfection or priority of any Lien therein; the validity, enforceability or collectability of any Obligations; or the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any Obligor or Account Debtor. No Agent Indemnitee shall have any obligation to any Secured Party to ascertain or inquire into the existence of any Default or Event of Default, the observance by any Obligor of any terms of the Loan Documents, or the satisfaction of any conditions precedent contained in any Loan Documents.

13.8 Successor Agent and Co-Agents.

13.8.1 Resignation; Successor Agent. Agent may resign at any time by giving at least 30 days written notice thereof to Lenders and Obligors. If Agent is a Defaulting Lender under clause (d) of the definition thereof, Required Lenders may, if permitted by Applicable Law, remove such Agent by written notice to Obligors and Agent. Required Lenders may appoint a successor that is (a) a Lender or Affiliate of a Lender; or (b) a financial institution reasonably acceptable to Required Lenders and (provided no Default or Event of Default exists) Obligors. If no successor is appointed by the effective date of Agent’s resignation or removal, then on such date, Agent may appoint a successor acceptable to it in its discretion (which shall be a Lender unless no Lender accepts the role) or, in the absence of such appointment, Required Lenders shall automatically assume all rights and duties of Agent. The successor Agent shall thereupon succeed to and become vested with all the powers and duties of the retiring Agent (including powers and duties in its capacity as security trustee) without further act. The retiring or removed Agent shall be discharged from its duties hereunder on the effective date of its resignation or removal, but shall continue to have all rights and protections available to Agent under the Loan Documents with respect to actions, omissions, circumstances or Claims relating to or arising while it was acting or transferring responsibilities as Agent or holding any Collateral on behalf of Secured Parties, including the indemnification set forth in Section 14.2, and all rights and protections under this Section 13. Any successor to Bank of America by merger, amalgamation or acquisition of stock or this loan shall continue to be Agent hereunder without further act on the part of any Secured Party or Obligor.

13.8.2 Co-Collateral Agent. If appropriate under Applicable Law, Agent may appoint a Person to serve as a co-collateral agent or separate collateral agent under any Loan Document. Each right, remedy and protection intended to be available to Agent under the Loan Documents shall also be vested in such agent. Secured Parties shall execute and deliver any instrument or agreement that Agent may request to effect such appointment. If any such agent shall die, dissolve, become incapable of acting, resign or be removed, then all the rights and remedies of the agent, to the extent permitted by Applicable Law, shall vest in and be exercised by Agent until appointment of a new agent.

13.9 Due Diligence and Non-Reliance. Each Lender acknowledges and agrees that it has, independently and without reliance upon Agent or any other Lenders, and based upon such documents, information and analyses as it has deemed appropriate, made its own credit analysis of each Obligor and its own decision to enter into this Agreement and to fund Revolver Loans and participate in LC Obligations hereunder. Each Secured Party has made such inquiries as it feels necessary concerning the Loan Documents, Collateral and Obligors. Each Secured Party acknowledges and agrees that the other Secured Parties have made no representations or warranties concerning any Obligor, any Collateral or the legality, validity, sufficiency or enforceability of any Loan Documents or Obligations. Each Secured Party will, independently and without reliance upon any other Secured Party, and based upon such financial statements, documents and information as it deems appropriate at the time, continue to make and rely upon its own credit decisions in making Revolver Loans and participating in LC Obligations, and in taking or refraining from any action under any Loan Documents. Except for notices, reports and other information expressly requested by a Lender, Agent shall have no duty or responsibility to provide any Secured Party with any notices, reports or certificates furnished to Agent by any Obligor or any credit or other information concerning the affairs, financial condition, business or Properties of any Obligor (or any of its Affiliates) which may come into possession of Agent or its Affiliates.

13.10 Remittance of Payments and Collections.

13.10.1 Remittances Generally. Payments by any Secured Party to Agent shall be made by the time and date provided herein, in immediately available funds. If no time for payment is specified or if payment is due on demand and request for payment is made by Agent by 1:00 p.m. (Applicable Time Zone) on a Business Day, then payment shall be made by the Secured Party by 3:00 p.m. (Applicable Time Zone) on such day, and if request is made after 1:00 p.m. (Applicable Time Zone), then payment shall be made by 11:00 a.m. (Applicable Time Zone) on the next Business Day. Payment by Agent to any Secured Party shall be made by wire transfer, in the type of funds received by Agent. Any such payment shall be subject to Agent’s right of offset for any amounts due from such payee under the Loan Documents.

13.10.2 Failure to Pay. If any Secured Party fails to deliver when due any amount payable when due by it to Agent hereunder, such amount shall bear interest, from the due date until paid in full, at the greater of the Federal Funds Rate or the rate determined by Agent as customary for interbank compensation for two Business Days and thereafter at the Default Rate for Floating Rate Loans. In no event shall Obligors be entitled to credit for any interest paid by a Secured Party to Agent, nor shall a Defaulting Lender be entitled to interest on amounts held by Agent pursuant to Section 4.2.

13.10.3 Recovery of Payments. If Agent pays an amount to a Secured Party in the expectation that a related payment will be received by Agent from an Obligor and such related payment is not received, then Agent may recover such amount from the Secured Party. If Agent determines that an amount received by it must be returned or paid to an Obligor or other Person pursuant to Applicable Law or otherwise, then Agent shall not be required to distribute such amount to any Secured Party. If Agent is required to return any amounts applied by it to Obligations held by a Secured Party, such Secured Party shall pay to Agent, on demand, its share of the amounts required to be returned.

13.11 Individual Capacities. As a Lender, Bank of America shall have the same rights and remedies under the Loan Documents as any other Lender, and the terms “Lenders,” “Required Lenders” or any similar term shall include Bank of America in its capacity as a Lender. Agent, Lenders and their Affiliates may accept deposits from, lend money to, provide Bank Products to, act as financial or other advisor to, and generally engage in any kind of business with, Obligors and their Affiliates, as if they were not Agent or Lenders hereunder, without any duty to account therefor to any Secured Party. In their individual capacities, Agent, Lenders and their Affiliates may receive information regarding Obligors, their Affiliates and their Account Debtors (including information subject to confidentiality obligations), and shall have no obligation to provide such information to any Secured Party.

13.12 Titles. Each Lender, other than Bank of America, that is designated in connection with this credit facility as an “Arranger,” “Bookrunner” or “Agent” of any kind shall have no right or duty under any Loan Documents other than those applicable to all Lenders, and shall in no event have any fiduciary duty to any Secured Party.

13.13 Bank Product Providers. Each Secured Bank Product Provider, by delivery of a notice to Agent of a Bank Product, agrees to be bound by the Loan Documents, including Sections 5.6, 12 and 14.3.3 and 14.5 and agrees to hold harmless Agent Indemnitees, to the extent not reimbursed by Obligors, against all Claims that may be incurred by or asserted against any Agent Indemnitee in connection with such provider’s Secured Bank Product Obligations.

13.14 No Third Party Beneficiaries. This Section 12 is an agreement solely among Secured Parties and Agent, and shall survive Full Payment of the Obligations. This Section 12 does not confer any rights or benefits upon Obligors or any other Person. As between Obligors and Agent, any action that Agent may take under any Loan Documents or with respect to any Obligations shall be conclusively presumed to have been authorized and directed by Secured Parties.

ARTICLE 14 BENEFIT OF AGREEMENT; ASSIGNMENTS

14.1 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of Obligors, Agent, Lenders, Secured Parties, and their respective successors and assigns, except that (a) no Obligor shall have the right to assign its rights or delegate its obligations under any Loan Documents; and (b) any assignment by a Lender must be made in compliance with Section 14.3. Agent may treat the Person which made any Revolver Loan as the owner thereof for all purposes until such Person makes an assignment in accordance with Section 14.3. Any authorization or consent of a Lender shall be conclusive and binding on any subsequent transferee or assignee of such Lender.

14.2 Participations.

14.2.1 Permitted Participants; Effect. Subject to Section 14.3.3, any Lender may sell to a financial institution (“Participant”) a participating interest in the rights and obligations of such Lender under any Loan Documents. Despite any sale by a Lender of participating interests to a Participant, such Lender’s obligations under the Loan Documents shall remain unchanged, it shall remain solely responsible to the other parties hereto for performance of such obligations, it shall remain the holder of its Revolver Loans and Revolver Commitments for all purposes, all amounts payable by Obligors shall be determined as if it had not sold such participating interests, and Obligors and Agent shall continue to deal solely and directly with such Lender in connection with the Loan Documents. Each Lender shall be solely responsible for notifying its Participants of any matters under the Loan Documents, and Agent and the other Lenders shall not have any obligation or liability to any such Participant. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 5.9 unless Obligors agree otherwise in writing.

14.2.2 Voting Rights. Each Lender shall retain the sole right to approve, without the consent of any Participant, any amendment, waiver or other modification of a Loan Document other than that which forgives principal, interest or fees, reduces the stated interest rate or fees payable with respect to any Revolver Loan or Revolver Commitment in which such Participant has an interest, postpones the Revolver Commitment Termination Date or any date fixed for any regularly scheduled payment of principal, interest or fees on such Revolver Loan or Revolver Commitment, or releases any Obligor, Guarantor or substantially all Collateral.

14.2.3 Participant Register. Each Lender that sells a participation shall, acting as a non-fiduciary agent of Obligors (solely for tax purposes), maintain a register in which it enters the Participant’s name, address and interest in Revolver Commitments, Revolver Loans (and stated interest) and LC Obligations. Entries in the register shall be conclusive, absent manifest error, and such Lender shall treat each Person recorded in the register as the owner of the participation for all purposes, notwithstanding any notice to the contrary. No Lender shall have an obligation to disclose any information in such register except to the extent necessary to establish that a Participant’s interest is in registered form under the Code.

14.2.4 Benefit of Setoff. Each Participant shall have a right of set-off in respect of its participating interest to the same extent as if such interest were owing directly to a Lender, and each Lender shall also retain the right of set-off with respect to any participating interests sold by it. By exercising any right of set-off, a Participant agrees to share with Lenders all amounts received through its set-off, in accordance with Section 12.5 as if such Participant were a Lender.

14.3 Assignments.

14.3.1 Permitted Assignments. A Lender may assign to an Eligible Assignee any of its rights and obligations under the Loan Documents, as long as (a) each assignment is of a constant, and not a varying, percentage of the transferor Lender’s rights and obligations under the Loan Documents and, in the case of a partial assignment, is in a minimum principal amount of $10,000,000 (unless otherwise agreed by Agent in its discretion) and integral multiples of $1,000,000 in excess of that amount; (b) except in the case of an assignment in whole of a Lender’s rights and obligations, the aggregate amount of the Revolver Commitments retained by the transferor Lender is at least $10,000,000 (unless otherwise agreed by Agent in its discretion); and (c) the parties to each such assignment shall execute and deliver an Assignment to Agent, for acceptance and recording. Nothing herein shall limit the right of a Lender to pledge or assign any rights under the Loan Documents to secure obligations of such Lender, including a pledge or assignment to a Federal Reserve Bank; provided, that no such pledge or assignment shall release the Lender from its obligations hereunder nor substitute the pledge or assignee for such Lender as a party hereto.

14.3.2 Effect; Effective Date. Upon delivery to Agent of an assignment notice in the form of Exhibit B and a processing fee of $3,500 (unless otherwise agreed by Agent in its discretion), the assignment shall become effective as specified in the notice, if it complies with this Section 14.3. From such effective date, the Eligible Assignee shall for all purposes be a Lender under the Loan Documents, and shall have all rights and obligations of a Lender thereunder. Upon consummation of an assignment, the transferor Lender, Agent and Obligors shall make appropriate arrangements for issuance of replacement and/or new notes, if applicable. The transferee Lender shall comply with Section 5.10 and deliver, upon request, an administrative questionnaire satisfactory to Agent.

14.3.3 Certain Assignees. No assignment or participation may be made to an Obligor, Affiliate of an Obligor, Defaulting Lender or natural person. Agent shall have no obligation to determine whether any assignment is permitted under the Loan Documents. Any assignment by a Defaulting Lender must be accompanied by satisfaction of its outstanding obligations under the Loan Documents in a manner satisfactory to Agent, including payment by the Defaulting Lender or Eligible Assignee of an amount sufficient upon distribution (through direct payment, purchases of participations or other methods acceptable to Agent in its discretion) to satisfy all funding and payment liabilities of the Defaulting Lender. If any assignment by a Defaulting Lender (by operation of law or otherwise) does not comply with the foregoing, the assignee shall be deemed a Defaulting Lender for all purposes until compliance occur.

14.3.4 Register. Agent, acting as a non-fiduciary agent of Obligors (solely for tax purposes), shall maintain (a) a copy (or electronic equivalent) of each Assignment and Acceptance delivered to it, and (b) a register for recordation of the names, addresses and Revolver Commitments of, and the Revolver Loans, interest and LC Obligations owing to, each Lender. Entries in the register shall be conclusive, absent manifest error, and Obligors, Agent and Lenders shall treat each Person recorded in such register as a Lender for all purposes under the Loan Documents, notwithstanding any notice to the contrary. Agent may choose to show only one Obligor as the Obligor in the register, without any effect on the liability of any Obligor with respect to the Obligations. The register shall be available for inspection by Obligors or any Lender, from time to time upon reasonable notice.

14.4 Replacement of Certain Lenders. If a Lender (a) within the last 120 days failed to give its consent to any amendment, waiver or action for which consent of all Lenders (or all UK Lenders or US Lenders, as applicable) was required and the applicable Required Lenders consented, (b) is a Defaulting Lender, (c) within the last 120 days gave a notice under Section 3.5 or requested payment or compensation under Section 3.7 or 5.9 (and has not designated a different Lending Office pursuant to Section 3.8), or (d) if any Borrower is required to pay additional amounts or indemnity payments with respect to a Lender under Section 5.10, then Agent or US Borrower Agent may, upon 10 days’ notice to such Lender, require it to assign its rights and obligations under the Loan Documents to Eligible Assignee(s), pursuant to appropriate Assignment(s), within 20 days after the notice. Agent is irrevocably appointed as attorney-in-fact to execute any such Assignment if the Lender fails to execute it. Such Lender shall be entitled to receive, in cash, concurrently with such assignment, all amounts owed to it under the Loan Documents through the date of assignment.

14.5 Register. Agent, as a non-fiduciary agent for Borrowers, shall maintain a register in accordance with the requirements of US Treasury Regulations Sections 1.871-14(c)(1)(i) and 5f.103-1(c) showing the principal amount of, and interest accruing on, the Revolver Advances owing to each Lender, including the Swingline Loans, and Protective Advances, and the interests therein of each Lender, from time to time and such register shall, absent manifest error, conclusively be presumed to be correct and accurate.

ARTICLE 15 MISCELLANEOUS

15.1 Consents, Amendments and Waivers.

15.1.1 Amendment. No modification of any Loan Document, including any extension or amendment of a Loan Document or any waiver of a Default or Event of Default, shall be effective without the prior written agreement of Agent (with the consent of Required Lenders) and each Obligor party to such Loan Document; provided, that

(a) without the prior written consent of Agent, no modification shall alter any provision in a Loan Document that relates to any rights, duties or discretion of Agent;

(b) without the prior written consent of Issuing Bank, no modification shall alter Section 2.3 or any other provision in a Loan Document that relates to Letters of Credit or any rights, duties or discretion of Issuing Bank;

(c) without the prior written consent of each affected Lender, including a Defaulting Lender, no modification shall (i) increase the Revolver Commitment of such Lender; (ii) reduce the amount of, or waive or delay payment of, any principal, interest or fees payable to such Lender (except as provided in Section 4.2); (iii) extend the Revolver Termination Date applicable to such Lender’s Obligations; or (iv) amend this clause (c);

(d) without the prior written consent of all (x) US Lenders (except any Defaulting Lender), no modification shall (i) alter Section 5.6.2, 7.1 (except to add Collateral) or 14.1; (ii) amend the definition of US Borrowing Base, US Accounts Formula Amount or US Inventory Formula Amount (or any defined term used in such definitions) if the effect of such amendment is to increase borrowing availability, Pro Rata (with respect to US Obligations) or US Required Lenders; (iii) release all or substantially all Collateral; or (iv) except in connection with a merger, amalgamation, disposition or similar transaction expressly permitted hereby, release any Obligor from liability for any Obligations;

(e) without the prior written consent of all (x) UK Lenders (except any Defaulting Lender), no modification shall (i) alter Section 5.6.2, 7.1 (except to add Collateral) or 14.1; (ii) amend the definition of UK Borrowing Base, UK Accounts Formula Amount or UK Inventory Formula Amount (or any defined term used in such definitions) if the effect of such amendment is to increase borrowing availability, Pro Rata (with respect to UK Obligations) or UK Required Lenders; (iii) release all or substantially all Collateral; or (iv) except in connection with a merger, amalgamation, disposition or similar transaction expressly permitted hereby, release any Obligor from liability for any Obligations;

(f) without the prior written consent of a Secured Bank Product Provider, no modification shall affect its relative payment priority under Section 5.6.2; and

(g) if Real Estate secures any Obligations, no modification of a Loan Document shall add, increase, renew or extend any credit line hereunder until the completion of flood diligence and documentation as required by all Flood Laws or as otherwise satisfactory to all Lenders.

15.1.2 Limitations. The agreement of Obligors shall not be required for any modification of a Loan Document that deals solely with the rights and duties of Lenders, Agent and/or Issuing Bank as among themselves. Only the consent of the parties to any agreement relating to fees or a Bank Product shall be required for modification of such agreement, and no Bank Product provider (in such capacity) shall have any right to consent to modification of any Loan Document other than its Bank Product agreement. Any waiver or consent granted by Agent or Lenders hereunder shall be effective only if in writing and only for the matter specified.

15.1.3 Payment for Consents. No Obligor will, directly or indirectly, pay any remuneration or other thing of value, whether by way of additional interest, fee or otherwise, to any Lender (in its capacity as a Lender hereunder) as consideration for agreement by such Lender with any modification of any Loan Documents, unless such remuneration or value is concurrently paid, on the same terms, on a Pro Rata basis to all Lenders providing their consent.

15.1.4 Reserved.

15.2 Indemnity. EACH OBLIGOR SHALL INDEMNIFY AND HOLD HARMLESS THE INDEMNITEES AGAINST ANY CLAIMS THAT MAY BE INCURRED BY OR ASSERTED AGAINST ANY INDEMNITEE, INCLUDING CLAIMS ASSERTED BY ANY OBLIGOR OR OTHER PERSON OR ARISING FROM THE NEGLIGENCE OF AN INDEMNITEE. In no event shall any party to a Loan Document have any obligation thereunder to indemnify or hold harmless an Indemnitee with respect to a Claim that is determined in a final, non-appealable judgment by a court of competent jurisdiction to result from the gross negligence or willful misconduct of such Indemnitee.

15.3 Notices and Communications.

15.3.1 Notice Address. Subject to Section 14.3.2, all notices and other communications by or to a party hereto shall be in writing and shall be given to any Obligor, at Obligor Agent’s address shown on the signature pages hereof, and to any other Person at its address shown on the signature pages hereof (or, in the case of a Person who becomes a Lender after the Second Amendment Effective Date, at the address shown on its Assignment), or at such other address as a party may hereafter specify by notice in accordance with this Section 15.3. Each communication shall be effective only (a) if given by facsimile transmission, when transmitted to the applicable facsimile number, if confirmation of receipt is received; (b) if given by mail, three Business Days after deposit in the US mail, with first-class postage pre-paid, addressed to the applicable address; or (c) if given by personal delivery, when duly delivered to the notice address with receipt acknowledged. Notwithstanding the foregoing, no notice to Agent pursuant to Section 2.1.4, 2.3, 3.1.2, 4.1.1 or 5.3.3 shall be effective until actually received by the individual to whose attention at Agent such notice is required to be sent. Any written communication that is not sent in conformity with the foregoing provisions shall nevertheless be effective on the date actually received by the noticed party. Any notice received by Obligor Agent shall be deemed received by all Obligors.

15.3.2 Communications. Electronic and telephonic communications (including e-mail, messaging, voice mail and websites) may be used only in a manner acceptable to Agent. Secured Parties make no assurance as to the privacy or security of electronic or telephonic communications. E-mail and voice mail shall not be effective notices under the Loan Document.

15.3.3 Platform. Borrower Materials shall be delivered pursuant to procedures approved by Agent, including electronic delivery (if possible) upon request by Agent to an electronic system maintained by Agent (“Platform”). Obligors shall notify Agent of each posting of Borrower Materials on the Platform and the materials shall be deemed received by Agent only upon its receipt of such notice. Borrower Materials and other information relating to this credit facility may be made available to Secured Parties on the Platform. The Platform is provided “as is” and “as available.” Agent does not warrant the accuracy or completeness of any information on the Platform nor the adequacy or functioning of the Platform, and expressly disclaims liability for any errors or omissions in the Borrower Materials or any issues involving the Platform. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS, OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY AGENT WITH RESPECT TO OBLIGOR MATERIALS OR THE PLATFORM. No Agent Indemnitee shall have any liability to Obligors, Secured Parties or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) relating to use by any Person of the Platform, including any unintended recipient, nor for delivery of Borrower Materials and other information via the Platform, internet, e-mail, or any other electronic platform or messaging system.

15.3.4 Public Information. Obligors and Secured Parties acknowledge that “public” information may not be segregated from material non-public information on the Platform. Secured Parties acknowledge that Borrower Materials may include Obligors’ material non-public information, and should not be made available to personnel who do not wish to receive such information or may be engaged in investment or other market-related activities with respect to an Obligor’s securities.

15.3.5 Non-Conforming Communications. Agent and Lenders may rely upon any communications purportedly given by or on behalf of any Obligor even if they were not made in a manner specified herein, were incomplete or were not confirmed, or if the terms thereof, as understood by the recipient, varied from a later confirmation. Each Obligor shall indemnify and hold harmless each Indemnitee from any liabilities, losses, costs and expenses arising from any electronic or telephonic communication purportedly given by or on behalf of an Obligor.

15.4 Performance of Obligors’ Obligations. Agent may, in its discretion at any time and from time to time, at Obligors’ expense, pay any amount or do any act required of an Obligor under any Loan Documents or otherwise lawfully requested by Agent to (a) enforce any Loan Documents or collect any Obligations; (b) protect, insure, maintain or realize upon any Collateral; or (c) defend or maintain the validity or priority of Agent’s Liens in any Collateral, including any payment of a judgment, insurance premium, warehouse charge, finishing or processing charge, or landlord claim, or any discharge of a Lien. All payments, costs and expenses (including Extraordinary Expenses) of Agent under this Section shall be reimbursed to Agent by Obligors, on demand, with interest from the date incurred until paid in full, at the Default Rate applicable to Floating Rate Loans. Any payment made or action taken by Agent under this Section shall be without prejudice to any right to assert an Event of Default or to exercise any other rights or remedies under the Loan Documents.

15.5 Credit Inquiries. Agent and Lenders may (but shall have no obligation) to respond to usual and customary credit inquiries from third parties concerning any Obligor or Subsidiary.

15.6 Severability. Wherever possible, each provision of the Loan Documents shall be interpreted in such manner as to be valid under Applicable Law. If any provision is found to be invalid under Applicable Law, it shall be ineffective only to the extent of such invalidity and the remaining provisions of the Loan Documents shall remain in full force and effect.

15.7 Cumulative Effect; Conflict of Terms. The provisions of the Loan Documents are cumulative. The parties acknowledge that the Loan Documents may use several limitations or measurements to regulate similar matters, and they agree that these are cumulative and that each must be performed as provided. Except as otherwise provided in another Loan Document (by specific reference to the applicable provision of this Agreement), if any provision contained herein is in direct conflict with any provision in another Loan Document, the provision herein shall govern and control.

15.8 Counterparts; Execution. Any Loan Document may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement shall become effective when Agent has received counterparts bearing the signatures of all parties hereto. Agent may (but shall have no obligation to) accept any signature, contract formation or record-keeping through electronic means, which shall have the same legal validity and enforceability as manual or paper-based methods, to the fullest extent permitted by Applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any similar state law based on the Uniform Electronic Transactions Act. Upon request by Agent, any electronic signature or delivery shall be promptly followed by a manually executed or paper document.

15.9 Entire Agreement. Time is of the essence with respect to all Loan Documents and Obligations. The Loan Documents constitute the entire agreement, and supersede all prior understandings and agreements, among the parties relating to the subject matter thereof.

15.10 Relationship with Lenders. The obligations of each Lender hereunder are several, and no Lender shall be responsible for the obligations or Revolver Commitments of any other Lender. Amounts payable hereunder to each Lender shall be a separate and independent debt. It shall not be necessary for Agent or any other Lender to be joined as an additional party in any proceeding for such purposes. Nothing in this Agreement and no action of Agent, Lenders or any other Secured Party pursuant to the Loan Documents or otherwise shall be deemed to constitute Agent and any Secured Party to be a partnership, joint venture or similar arrangement, nor to constitute control of any Obligor.

15.11 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated by any Loan Document, Obligors acknowledge and agree that (a)(i) this credit facility and any arranging or other services by Agent, any Lender, any of their Affiliates or any arranger are arm’s-length commercial transactions between Obligors and their Affiliates, on one hand, and Agent, any Lender, any of their Affiliates or any arranger, on the other hand; (ii) Obligors have consulted their own legal, accounting, regulatory and tax advisors to the extent they have deemed appropriate; and (iii) Obligors are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated by the Loan Documents; (b) each of Agent, Lenders, their Affiliates and any arranger is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for Obligors, their Affiliates or any other Person, and has no obligation with respect to the transactions contemplated by the Loan Documents except as expressly set forth therein; and (c) Agent, Lenders, their Affiliates and any arranger may be engaged in a broad range of transactions that involve interests that differ from those of Obligors and their Affiliates, and have no obligation to disclose any of such interests to Obligors or their Affiliates. To the fullest extent permitted by Applicable Law, each Obligor hereby waives and releases any claims that it may have against Agent, Lenders, their Affiliates and any arranger with respect to any breach of agency or fiduciary duty in connection with any transaction contemplated by a Loan Document.

15.12 Confidentiality. Each of Agent, Lenders and Issuing Bank shall maintain the confidentiality of all Information (as defined below), except that Information may be disclosed (a) to its Affiliates, and to its and their partners, directors, officers, employees, agents, auditors, advisors and representatives (provided they are informed of the confidential nature of the Information and instructed to keep it confidential); (b) to the extent requested by any governmental, regulatory or self-regulatory authority purporting to have jurisdiction over it or its Affiliates; (c) to the extent required by Applicable Law or by any subpoena or other legal process; (d) to any other party hereto; (e) in connection with any action or proceeding relating to any Loan Documents or Obligations; (f) subject to an agreement containing provisions substantially the same as this Section, to any Transferee or any actual or prospective party (or its advisors) to any Bank Product or to any swap, derivative or other transaction under which payments are to be made by reference to an Obligor or Obligor’s obligations; (g) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) is available to Agent, any Lender, Issuing Bank or any of their Affiliates on a nonconfidential basis from a source other than Obligors; (h) on a confidential basis to a provider of a Platform; or (i) with the consent of US Borrower Agent. Notwithstanding the foregoing, Agent and Lenders may publish or disseminate general information concerning this credit facility for league table, press release, and tombstone purposes, and may use Obligors’ logos, trademarks or product photographs for such purposes. As used herein, “Information” means information received from an Obligor or Subsidiary relating to it or its business that is identified as confidential when delivered. A Person required to maintain the confidentiality of Information pursuant to this Section shall be deemed to have complied if it exercises a degree of care similar to that accorded its own confidential information. Each of Agent, Lenders and Issuing Bank acknowledges that (i) Information may include material non-public information; (ii) it has developed compliance procedures regarding the use of such information; and (iii) it will handle the material non-public information in accordance with Applicable Law.

15.13 Reserved.

15.14 GOVERNING LAW. UNLESS EXPRESSLY PROVIDED IN ANY LOAN DOCUMENT, THIS AGREEMENT, THE OTHER LOAN DOCUMENTS AND ALL CLAIMS SHALL BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAW PRINCIPLES EXCEPT FEDERAL LAWS RELATING TO NATIONAL BANKS.

15.15 Consent to Forum; Bail-In of Affected Financial Institutions.

15.15.1 Forum. EACH OBLIGOR HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE COURT SITTING IN CALIFORNIA OR THE UNITED STATES DISTRICT COURT OF THE CENTRAL DISTRICT OF CALIFORNIA, IN ANY DISPUTE, ACTION, LITIGATION OR OTHER PROCEEDING RELATING IN ANY WAY TO ANY LOAN DOCUMENTS, AND AGREES THAT ANY DISPUTE, ACTION, LITIGATION OR OTHER PROCEEDING SHALL BE BROUGHT BY IT SOLELY IN ANY SUCH COURT. EACH OBLIGOR IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL CLAIMS, OBJECTIONS AND DEFENSES THAT IT MAY HAVE REGARDING ANY SUCH COURT’S PERSONAL OR SUBJECT MATTER JURISDICTION, VENUE OR INCONVENIENT FORUM. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 14.3.1. A final judgment in any proceeding of any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or any other manner provided by Applicable Law. Nothing herein shall limit the right of Agent or any Lender to bring proceedings against any Obligor in any other court, nor limit the right of any party to serve process in any other manner permitted by Applicable Law, including bringing proceedings in England against any UK Obligor to enforce their UK Obligations. In relation to any dispute relating to the UK Guaranteed Obligations, UK Guarantors each hereby irrevocably (i) submits to the non-exclusive jurisdiction of the courts of England, and (ii) waives objections to the courts of England on the grounds of inconvenient forum or otherwise. Nothing in this Agreement shall be deemed to preclude enforcement by Agent of any judgment or order obtained in any forum or jurisdiction.

15.15.2 Other Jurisdictions. Nothing herein shall limit the right of Agent or any Lender to bring proceedings against any Obligor in any other court, nor limit the right of any party to serve process in any other manner permitted by Applicable Law. Nothing in this Agreement shall be deemed to preclude enforcement by Agent of any judgment or order obtained in any forum or jurisdiction.

15.15.3 Acknowledgment and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among the parties, each party hereto (including each Secured Party) acknowledges that, with respect to any Secured Party that is an Affected Financial Institution, any unsecured liability of such Secured Party arising under a Loan Document may be subject to the write-down and conversion powers of an applicable Resolution Authority, and each party hereto agrees and consents to, and acknowledges and agrees to be bound by, (a) the application of any Write-Down and Conversion Powers by an applicable Resolution Authority to any such liability which may be payable to it by such Secured Party; and (b) the effects of any Bail-in Action on any such liability, including (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent, or a bridge institution that may be issued to the party or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under any Loan Document; or (iii) the variation of the terms of such liability in connection with the exercise of any Write-Down and Conversion Powers of the applicable Resolution Authority.

15.15.4 Judicial Reference. If any action, litigation or proceeding relating to any Obligations or Loan Documents is filed in a court sitting in or applying the laws of California, the court shall, and is hereby directed to, make a general reference pursuant to Cal. Civ. Proc. Code §638 to a referee (who shall be an active or retired judge) to hear and determine all issues in the case (whether fact or law) and to report a statement of decision. Nothing in this Section shall limit any right of Agent or any other Secured Party to exercise self-help remedies, such as setoff, foreclosure or sale of Collateral, or to obtain provisional or ancillary remedies from a court of competent jurisdiction before, during or after any judicial reference. The exercise of a remedy does not waive the right of any party to require judicial reference. At Agent’s option, foreclosure under a mortgage or deed of trust may be accomplished either by exercise of power of sale thereunder or by judicial foreclosure.

15.16 Waivers by Obligors. To the fullest extent permitted by Applicable Law, each Obligor waives (a) the right to trial by jury (which Agent, Issuing Bank, Lenders and all other Secured Parties hereby also waive) in any proceeding or dispute of any kind relating in any way to any Loan Documents, Obligations or Collateral; (b) presentment, demand, protest, notice of presentment, default, non-payment, maturity, release, compromise, settlement, extension or renewal of any commercial paper, accounts, documents, instruments, chattel paper and guaranties at any time held by Agent on which an Obligor may in any way be liable, and hereby ratifies anything Agent may do in this regard; (c) notice prior to taking possession or control of any Collateral; (d) any bond or security that might be required by a court prior to allowing Agent to exercise any rights or remedies; (e) the benefit of all valuation, appraisement and exemption laws; (f) any claim against an Indemnitee, on any theory of liability, for special, indirect, consequential, exemplary or punitive damages (as opposed to direct or actual damages) in any way relating to any Enforcement Action, Obligations, Loan Documents or transactions relating thereto; and (g) notice of acceptance hereof. Each Obligor acknowledges that the foregoing waivers are a material inducement to Agent, Issuing Bank and Lenders entering into this Agreement and that they are relying upon the foregoing in their dealings with Obligors. Each Obligor has reviewed the foregoing waivers with its legal counsel and has knowingly and voluntarily waived its jury trial and other rights following consultation with legal counsel. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

15.17 Patriot Act Notice. Agent and Lenders hereby notify Obligors that pursuant to the Patriot Act, Agent and Lenders are required to obtain, verify and record information that identifies each Obligor, including its legal name, address, tax ID number and other information that will allow Agent and Lenders to identify it in accordance with the Patriot Act. Agent and Lenders will also require information regarding any personal guarantor and may require information regarding Obligors’ management and owners, such as legal name, address, social security number and date of birth. Obligors shall, promptly upon request, provide all documentation and other information as Agent, Issuing Bank or any Lender may request from time to time in order to comply with any obligations under any “know your customer,” anti-money laundering or other requirements of Applicable Law.

15.18 NO ORAL AGREEMENT. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS BETWEEN THE PARTIES. THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES.

15.19 Amendment and Restatement of Existing ABL Revolver Loan Agreement. On the First Restatement Effective Date, this Agreement shall amend, restate and supersede the Existing ABL Revolver Loan Agreement in its entirety, except as provided in this Section 15.19. On the First Restatement Effective Date, the rights and obligations of the parties evidenced by the Existing ABL Revolver Loan Agreement shall be evidenced by this Agreement and the other Loan Documents and the grant of security interest in the Collateral by the Obligors under the Existing ABL Revolver Loan Agreement and the other “Loan Documents” (as defined in the Existing ABL Revolver Loan Agreement) shall continue under, but as amended by this Agreement and the other Loan Documents, and shall not in any event be terminated, extinguished or annulled but shall hereafter be governed by this Agreement and the other Loan Documents. This Agreement represents a modification, and not a novation, of the revolving loan facility under the Existing ABL Revolver Loan Agreement and nothing contained herein shall be construed as a novation of the “Obligations” outstanding under, and as defined in, the Existing ABL Revolver Loan Agreement, which shall remain in full force and effect, except as modified hereby. In the event that any payment made by any Obligor under the Existing ABL Revolver Loan Agreement must be disgorged or otherwise returned by any Secured Party, such Secured Party shall be entitled to the benefits of the Existing ABL Revolver Loan Agreement and the Obligors shall unconditionally be obligated to repay the same along with any applicable interest and fees. The Obligors acknowledge, represent and warrant that they have no claims, defenses or offsets with respect to the Existing ABL Revolver Loan Agreement or any of the “Loan Documents” (as defined therein) related thereto and that immediately prior to the effectiveness of this Agreement, the Existing ABL Revolver Loan Agreement and such other loan and collateral documents are valid, binding and enforceable in accordance with the terms thereof. Except as provided herein, this Agreement shall not be deemed to (i) be a consent to any amendment, waiver or modification of any other term or condition of the Existing ABL Revolver Loan Agreement or any other Loan Document, or (ii) operate as a waiver or otherwise prejudice any right, power or remedy that any Secured Party may now have or may have in the future under or in connection with the Existing ABL Revolver Loan Agreement or any other Loan Document, except as specifically set forth herein. The security interest granted by each Obligor to the Agent in the Collateral under and as defined in the Existing ABL Revolver Loan Agreement continues without interruption under this Agreement and such security interest is hereby ratified and confirmed in all respects. The guaranty by each Guarantor under the Existing ABL Revolver Loan Agreement continues without interruption under this Agreement and such guaranty is hereby ratified and confirmed in all respects. Upon the effectiveness of this Agreement, each reference in the Loan Documents to the Existing Loan Agreement (however so referred) shall mean this Agreement.

15.20 Term Loan Intercreditor Agreement. Notwithstanding anything to the contrary in this Agreement or in any other Loan Document: (a) the Liens granted to the Agent in favor of the Secured Parties pursuant to the Loan Documents and the exercise of any right related to any Collateral shall be subject, in each case, to the terms of the Term Loan Intercreditor Agreement, (b) in the event of any conflict between the express terms and provisions of this Agreement or any other Loan Document, on the one hand, and of the Term Loan Intercreditor Agreement, on the other hand, the terms and provisions of the Term Loan Intercreditor Agreement shall control, and (c) each Lender (and, by its acceptance of the benefits of any Loan Document, each other Secured Party) hereunder authorizes and instructs the Agent to execute the Term Loan Intercreditor Agreement on behalf of such Lender, and such Lender agrees to be bound by the terms thereof.

[Remainder of page intentionally left blank; signatures begin on following page]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date set forth above.

OBLIGORS:

TURTLE BEACH CORPORATION (FORMERLY KNOWN AS PARAMETRIC SOUND CORPORATION),
a Nevada corporation, as a US Borrower and a UK Guarantor

By:
Name:	John T. Hanson
Title:	Chief Financial Officer, Treasurer and Secretary
Address:
Turtle Beach Corporation
11011 Via Frontera, Suite A
San Diego, CA 92127
Attn: Chief Financial Officer

VOYETRA TURTLE BEACH, INC.,
a Delaware corporation, as a US Borrower and a UK Guarantor

By:
Name:	John T. Hanson
Title:	Chief Financial Officer, Treasurer and Secretary
Address:
Turtle Beach Corporation
11011 Via Frontera, Suite A
San Diego, CA 92127
Attn: Chief Financial Officer

AMENDED AND RESTATED LOAN, GUARANTY AND SECURITY AGREEMENT

(TURTLE BEACH)

Signature Page

TURTLE BEACH EUROPE LIMITED,
as UK Borrower

By:
Name:	John T. Hanson
Title:	Director
Address:
Turtle Beach Corporation
11011 Via Frontera, Suite A
San Diego, CA 92127
Attn: Chief Financial Officer

VTB HOLDINGS, INC.,
a Delaware corporation,
as a US Guarantor and a UK Guarantor

By:
Name:	John T. Hanson
Title:	Chief Financial Officer, Treasurer and Secretary
Address:
Turtle Beach Corporation
11011 Via Frontera, Suite A
San Diego, CA 92127
Attn: Chief Financial Officer

TBC HOLDING COMPANY LLC,
a Delaware limited liability company,
as a US Borrower and a UK Guarantor

By:
Name:	John T. Hanson
Title:	[__]
Address:
Turtle Beach Corporation
11011 Via Frontera, Suite A
San Diego, CA 92127
Attn: Chief Financial Officer

[Signatures continue on the following page.]

AMENDED AND RESTATED LOAN, GUARANTY AND SECURITY AGREEMENT

(TURTLE BEACH)

Signature Page

AGENT AND LENDERS:

BANK OF AMERICA, N.A.,
as Agent and US Lender

By:
Name:	Matthew Van Steenhuyse
Title:	Senior Vice President
Address:
Bank of America, N.A.
333 South Hope Street, 19th Floor
Los Angeles, California 90071
Attention: Turtle Beach Portfolio Specialist
Facsimile: (312) 453-5167

BANK OF AMERICA, N.A.,
(acting through its London branch), as UK Lender

By:
Name:	Matthew Van Steenhuyse
Title:	Senior Vice President
Address:
Bank of America, N.A.
333 South Hope Street, 19th Floor
Los Angeles, California 90071
Attention: Turtle Beach Portfolio Specialist
Facsimile: (312) 453-5167

AMENDED AND RESTATED LOAN, GUARANTY AND SECURITY AGREEMENT

(TURTLE BEACH)

Signature Page

EXHIBIT A

to

Amended and Restated Loan, Guaranty and Security Agreement

ASSIGNMENT AND ACCEPTANCE

Reference is made to the Amended and Restated Loan, Guaranty and Security Agreement dated as of March 5, 2018, (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”), among TURTLE BEACH CORPORATION, a Nevada corporation, formerly known as Parametric Sound Corporation (“Parent”), VOYETRA TURTLE BEACH, INC., a Delaware corporation (“Voyetra”), TBC HOLDING COMPANY LLC, a Delaware limited liability company (“TBC Holding”), PERFORMANCE DESIGNED PRODUCTS LLC, a California limited liability company (“Performance Designed”; and together with Parent, Voyetra, and TBC Holding, individually “US Borrower,” and individually and collectively, jointly and severally, “US Borrowers”), TURTLE BEACH EUROPE LIMITED, a company limited by shares and incorporated in England and Wales with company number 03819186 (“Turtle Beach,” also referred to hereinafter as “UK Borrower”; and together with US Borrowers, individually “Borrower” and individually and collectively, “Borrowers”), VTB HOLDINGS, INC., a Delaware corporation (“VTB” and “US Guarantor”; and together with US Borrowers, individually a “UK Guarantor” and individually and collectively, jointly and severally, “UK Guarantors”; UK Guarantors and US Guarantors, individually a “Guarantor,” and individually and collectively, “Guarantors”); the financial institutions party to thereto from time to time as lenders (collectively, “Lenders”), and BANK OF AMERICA, N.A., a national banking association, as agent, collateral agent and security trustee for Lenders (in such capacity, together with its successors and assigns in such capacity, “Agent”), and BANK OF AMERICA, N.A. as sole lead arranger and sole book runner for the Lenders. Terms are used herein as defined in the Loan Agreement.

[________________________] (“Assignor”) and [______________________] (“Assignee”) agree as follows:

1. Assignor hereby assigns to Assignee and Assignee hereby purchases and assumes from Assignor, together with an interest in the Loan Documents corresponding to the Assigned Interest (as defined below):

(a) a principal amount of $[________] of Assignor’s outstanding US Revolver Loans and $[___________] of Assignor’s participations in US LC Obligations,

(b) the amount of $[__________] of Assignor’s US Revolver Commitment (which represents [____]% of the total US Revolver Commitments),(the foregoing items (a) and (b) being, collectively, “US Assigned Interest”),

(c) a principal amount of $[________] of Assignor’s outstanding UK Revolver Loans and $[___________] of Assignor’s participations in UK LC Obligations, and

(d) the amount of $[__________] of Assignor’s UK Revolver Commitment (which represents [____]% of the total UK Revolver Commitments), (the foregoing items (c) and (d) being, collectively, “UK Assigned Interest”; and together with the US Assigned Interests, collectively the “Assigned Interests”).

Exhibit A

This Agreement shall be effective as of the date (“Effective Date”) indicated in the corresponding Assignment Notice delivered to Agent, provided such Assignment Notice is executed by Assignor, Assignee, Agent and US Borrower Agent, if applicable. From and after the Effective Date, Assignee hereby expressly assumes, and undertakes to perform, all of Assignor’s obligations in respect of the Assigned Interest, and all principal, interest, fees and other amounts which would otherwise be payable to or for Assignor’s account in respect of the Assigned Interest shall be payable to or for Assignee’s account, to the extent such amounts accrue on or after the Effective Date.

2. Assignor (a) represents that as of the date hereof, prior to giving effect to this assignment, its US Revolver Commitment is $__________, its UK Revolver Commitment is $__________, the outstanding balance of its US Revolver Loans and participations in US LC Obligations is $__________, and the outstanding balance of its UK Revolver Loans and participations in UK LC Obligations is $__________; (b) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Loan Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Agreement or any other instrument or document furnished pursuant thereto, other than that Assignor is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; and (c) makes no representation or warranty and assumes no responsibility with respect to the financial condition of Borrowers or the performance by Borrowers of their obligations under the Loan Documents. [Assignor is attaching the promissory note[s] held by it and requests that Agent exchange such note[s] for new promissory notes payable to Assignee [and Assignor].]

3. Assignee (a) represents and warrants that it is legally authorized to enter into this Assignment; (b) confirms that it has received copies of the Loan Agreement and such other Loan Documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment; (c) agrees that it shall, independently and without reliance upon Assignor and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents; (d) confirms that it is an Eligible Assignee; (e) appoints and authorizes Agent to take such action as agent on its behalf and to exercise such powers under the Loan Agreement as are delegated to Agent by the terms thereof, together with such powers as are incidental thereto; (f) agrees that it will observe and perform all obligations that are required to be performed by it as a “Lender” under the Loan Documents; and (g) represents and warrants that the assignment evidenced hereby will not result in a non-exempt “prohibited transaction” under Section 406 of ERISA.

4. [Assignee hereby confirms to Agent, UK Borrower and UK Guarantors that it is [a Qualifying Lender (other than a Treaty Lender)] [a Treaty Lender] [not a Qualifying Lender.]

5. [Assignee hereby gives a Tax Confirmation to Agent, UK Borrower and UK Guarantors.]

6. [Assignee hereby confirms to Agent, UK Borrower and UK Guarantors that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [ ]) and is tax resident in [ ] , so that interest payable to it by UK Borrower and UK Guarantors is generally subject to full exemption from UK withholding tax, and hereby notifies Agent, UK Borrower and UK Guarantors that it wishes that scheme to apply to the Loan Agreement.]

Exhibit A

7. This Agreement shall be governed by the laws of the State of California. If any provision is found to be invalid under Applicable Law, it shall be ineffective only to the extent of such invalidity and the remaining provisions of this Agreement shall remain in full force and effect.

8. Each notice or other communication hereunder shall be in writing, shall be sent by messenger, by telecopy or facsimile transmission, or by first-class mail, shall be deemed given when sent and shall be sent as follows:

(a) If to Assignee, to the following address (or to such other address as Assignee may designate from time to time):

(b) If to Assignor, to the following address (or to such other address as Assignor may designate from time to time):

Payments hereunder shall be made by wire transfer of immediately available Dollars as follows:

If to Assignee, to the following account (or to such other account as Assignee may designate from time to time):

ABA No.

Account No.

Reference:

If to Assignor, to the following account (or to such other account as Assignor may designate from time to time):

ABA No.

Account No.

Reference:

Exhibit A

IN WITNESS WHEREOF, this Assignment and Acceptance is executed as of ___________.

(“Assignee”)

By:
Title:

(“Assignor”)

By:
Title:

Exhibit A

EXHIBIT B

to

Amended and Restated Loan, Guaranty and Security Agreement

ASSIGNMENT NOTICE

Reference is made to (1) the Amended and Restated Loan, Guaranty and Security Agreement dated as of March 5, 2018, (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”), among TURTLE BEACH CORPORATION, a Nevada corporation, formerly known as Parametric Sound Corporation (“Parent”), VOYETRA TURTLE BEACH, INC., a Delaware corporation (“Voyetra”), TBC HOLDING COMPANY LLC, a Delaware limited liability company (“TBC Holding”), PERFORMANCE DESIGNED PRODUCTS LLC, a California limited liability company (“Performance Designed”; and together with Parent, Voyetra, and TBC Holding, individually “US Borrower,” and individually and collectively, jointly and severally, “US Borrowers”), TURTLE BEACH EUROPE LIMITED, a company limited by shares and incorporated in England and Wales with company number 03819186 (“Turtle Beach,” also referred to hereinafter as “UK Borrower”; and together with US Borrowers, individually “Borrower” and individually and collectively, “Borrowers”), VTB HOLDINGS, INC., a Delaware corporation (“VTB” and “US Guarantor”; and together with US Borrowers, individually a “UK Guarantor” and individually and collectively, jointly and severally, “UK Guarantors”; UK Guarantors and US Guarantors, individually a “Guarantor,” and individually and collectively, “Guarantors”); the financial institutions party thereto from time to time as lenders (collectively, “Lenders”), and BANK OF AMERICA, N.A., a national banking association, as agent, collateral agent and security trustee for Lenders (in such capacity, together with its successors and assigns in such capacity, “Agent”), and BANK OF AMERICA, N.A. as sole lead arranger and sole book runner for the Lenders; and (2) the Assignment and Acceptance dated as of ____________, 20__ (“Assignment”), between __________________ (“Assignor”) and ____________________ (“Assignee”). Terms are used herein as defined in the Loan Agreement.

Assignor hereby notifies [US][UK] Borrowers and Agent of Assignor’s intent to assign to Assignee pursuant to the Assignment (a) a principal amount of $________ of Assignor’s outstanding [US][UK]Revolver Loans and $___________ of Assignor’s participations in [US][UK] LC Obligations, and (b) the amount of $__________ of Assignor’s [US][UK]Revolver Commitment (which represents ____% of the total [US][UK]Revolver Commitments) (the foregoing items being, collectively, the “Assigned Interest”), together with an interest in the Loan Documents corresponding to the Assigned Interest. This Agreement shall be effective as of the date (“Effective Date”) indicated below, provided this Assignment Notice is executed by Assignor, Assignee, Agent and US Borrower Agent, if applicable. Pursuant to the Assignment, Assignee has expressly assumed all of Assignor’s obligations under the Loan Agreement to the extent of the Assigned Interest, as of the Effective Date.

For purposes of the Loan Agreement, Agent shall deem Assignor’s [US][UK]Revolver Commitment to be reduced by $_________, and Assignee’s [US][UK] Revolver Commitment to be increased by $_________.

The address of Assignee to which notices and information are to be sent under the terms of the Loan Agreement is:

The address of Assignee to which payments are to be sent under the terms of the Loan Agreement is shown in the Assignment.

This Notice is being delivered to [US][UK] Borrowers and Agent pursuant to Section 13.3 of the Loan Agreement. Please acknowledge your acceptance of this Notice by executing and returning to Assignee and Assignor a copy of this Notice.

[Signature Page Follows]

IN WITNESS WHEREOF, this Assignment Notice is executed as of _____________.

(“Assignee”)

By:
Title:

(“Assignor”)

By:
Title:

ACKNOWLEDGED AND AGREED,
AS OF THE DATE SET FORTH ABOVE:

[US BORROWER AGENT]:

By:
Title:

*	No signature required if Assignee is a Lender, US-based Affiliate of a Lender or Approved Fund, or if an Event of Default exists.

BANK OF AMERICA, N.A.,
as Agent

By:
Title:

SCHEDULE 1.1

to

Amended and Restated Loan, Guaranty and Security Agreement

REVOLVER COMMITMENTS OF LENDERS

During the Seasonal Period:

Lender	US Revolver Commitment	UK Revolver Commitment Sublimit	Revolver Commitment
Bank of America, N.A.	$60,000,000	$0	$60,000,000
Bank of America, N.A. (London Branch)	$0	$10,000,000	$10,000,000

The period commencing on (and including) August 1 of each calendar year and ending on (and including) February 28 (or February 29, as applicable) of the following calendar year:

Lender	US Revolver Commitment	UK Revolver Commitment Sublimit	Revolver Commitment
Bank of America, N.A.	$80,000,000	$0	$80,000,000
Bank of America, N.A. (London Branch)	$0	$15,000,000	$15,000,000

Exhibit B

Attached hereto

Exhibit B to Fourth Amendment and Joinder to Amended and Restated Loan, Guaranty and Security Agreement

Exhibit 10.5

Privileged & Confidential

TURTLE BEACH CORPORATION

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this “Agreement”) dated as of March 13, 2024, is by and between Turtle Beach Corporation, a Nevada corporation (the “Company”), and Cristopher Keirn (the “Executive”).

W I T N E S S E T H

WHEREAS, the Company desires to employ the Executive as the Chief Executive Officer of the Company and member of the Board of Directors of the Company (the “Board”); and

WHEREAS, the Company and the Executive desire to enter into this Agreement as to the terms and conditions of the Executive’s employment and Board service with the Company.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. POSITIONS AND DUTIES.

(a) During the Employment Term (as defined in Section 2 hereof), the Executive shall serve as the Chief Executive Officer of the Company. In this capacity, the Executive shall have the duties, authorities and responsibilities as are required by the Executive’s position as Chief Executive Officer, and such other duties, authorities and responsibilities as the Board shall designate from time to time that are not inconsistent with the Executive’s position as Chief Executive Officer of the Company. The Executive shall also serve as an officer or director of any Company affiliate, as may be requested by the Board during the Employment Term, without additional compensation. The Executive’s principal place of employment with the Company shall be in San Diego, California, provided that the Executive understands and agrees that the Executive may be required to travel from time to time for business purposes. The Executive shall report directly to the Board.

(b) During the Employment Term, the Executive shall devote substantially all of the Executive’s business time, energy, business judgment, knowledge and skill to the performance of the Executive’s duties with the Company, provided that the foregoing shall not prevent the Executive from (i) serving on the boards of directors of non-profit organizations with the prior written approval of the Board, (ii) participating in charitable, civic, educational, professional, community or industry affairs and (iii) managing the Executive’s passive personal investments, so long as such activities in the aggregate do not interfere or conflict with the Executive’s duties hereunder or would be reasonably likely to create a potential business or fiduciary conflict.

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(c) The Board shall take such action as may be necessary to appoint or elect the Executive as a member of the Board as of the Effective Date (as defined in Section 2 hereof). Thereafter, during the Employment Term, the Board shall nominate the Executive for re-election as a member of the Board at the expiration of the then current term, provided that the foregoing shall not be required to the extent prohibited by legal or regulatory requirements. The Executive’s service as a Board member during the Employment Term will be without additional compensation.

2. EMPLOYMENT TERM. The Company agrees to employ the Executive pursuant to the terms of this Agreement, and the Executive agrees to be so employed, for an initial term of three (3) years (the “Initial Term”) commencing as of the date hereof (the “Effective Date”). Upon expiration of the Initial Term and on each anniversary of the Effective Date following the Initial Term, the term of this Agreement shall be automatically extended for successive one-year periods, provided, however, that either party hereto may elect not to extend this Agreement by giving written notice to the other party at least forty-five (45) days prior to any such anniversary date. Notwithstanding the foregoing, the Executive’s employment hereunder may be earlier terminated in accordance with Section 7 hereof, subject to Section 8 hereof. The period of time between the Effective Date and the termination of the Executive’s employment hereunder shall be referred to herein as the “Employment Term.”

3. BASE SALARY. During the Employment Term, the Company agrees to pay the Executive a base salary at an annual rate of $475,000, payable in accordance with the regular payroll practices of the Company, but not less frequently than monthly. The Executive’s Base Salary shall be subject to annual review by the Board (or a committee thereof), and may be increased (but not decreased, other than in the event of across-the-board reductions affecting executive level employees of Company, or any of its affiliates) from time to time by the Board. The base salary as determined herein and adjusted from time to time shall constitute “Base Salary” for purposes of this Agreement.

4. ANNUAL BONUS. During the Employment Term, the Executive shall be eligible to receive an annual incentive payment under the Company’s annual bonus plan as may be in effect from time to time (the “Annual Bonus”) based on a target bonus opportunity of 100% of the Executive’s Base Salary (the “Target Bonus”), upon the attainment of one or more pre-established performance goals established by the Board (or a committee thereof) in its reasonable discretion. Any Annual Bonus payable hereunder shall be paid in the calendar year following the calendar year to which such bonus relates at the same time annual bonuses are paid to other senior executives of the Company, subject to the Executive’s continued employment through the date of payment (except as otherwise provided in Section 8 hereof).

5. EQUITY AWARDS. During the Employment Term, the Executive will be considered to receive equity and other long-term incentive awards under the Turtle Beach Corporation 2023 Stock-Based Incentive Compensation Plan (the “Plan”) and/or any other applicable plan adopted by the Company during the Employment Term for which employees are generally eligible, with the level of the Executive’s participation determined in the reasonable discretion of the Board (or committee thereof). The Executive’s participation will be made in accordance with and subject to all of the terms and conditions of the applicable plan and award documentation thereunder, as well as applicable Company policies. Without limiting the generality of the foregoing, provided that Executive’s employment hereunder has not been terminated prior thereto, on April 1, 2024, the Executive shall be granted (i) an award of performance-based restricted stock units (“PSUs”) with a grant date fair value equal to

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$1,050,000, which will vest subject to the attainment of certain Adjusted EBITDA and Company stock price milestones, as well as a three (3)-year service condition and (ii) an award of restricted stock units (“RSUs”) with a grant date fair value equal to $450,000, which will vest subject to a four (4)-year service condition (together with the PSUs, the “Initial Equity Award”). The Initial Equity Award shall be subject to all of the terms and conditions of the Plan and award documentation thereunder, as well as applicable Company policies.

6. EMPLOYEE BENEFITS.

(a) BENEFIT PLANS. During the Employment Term, the Executive shall be entitled to participate in any employee benefit plan that the Company has adopted or may adopt, maintain or contribute to for the benefit of its employees generally, subject to satisfying the applicable eligibility requirements, except to the extent such plans are duplicative of the benefits otherwise provided hereunder. The Executive’s participation will be subject to the terms of the applicable plan documents and generally applicable Company policies. Notwithstanding the foregoing, the Company may modify or terminate any employee benefit plan at any time.

(b) PAID TIME OFF. During the Employment Term, the Executive shall be entitled to paid time off in accordance with the Company’s policy on accrual and use applicable to employees as in effect from time to time.

(c) BUSINESS EXPENSES. Upon presentation of reasonable substantiation and documentation as the Company may specify from time to time, the Executive shall be reimbursed in accordance with the Company’s expense reimbursement policy, for all reasonable out-of-pocket business expenses incurred and paid by the Executive during the Employment Term and in connection with the performance of the Executive’s duties hereunder.

(d) INDEMNIFICATION; LIABILITY INSURANCE. Executive shall be entitled to the rights, entitlements and protections set forth in the Indemnification Agreement filed as Exhibit 10.12 with the Company’s most recent Annual Report on Form 10-K, which, to the extent the Executive is not a party thereto, shall be deemed incorporated herein by reference as if fully set forth herein. In addition, during the Executive’s employment with the Company and while potential liability exists thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors’ and officers’ liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and officers of the Company. The provisions of this section shall survive the termination of this Agreement and the Executive’s employment with the Company.

7. TERMINATION. The Executive’s employment and the Employment Term shall terminate on the first of the following to occur:

(a) DISABILITY. Upon ten (10) days’ prior written notice by the Company to the Executive of termination due to Disability. For purposes of this Agreement, “Disability” shall be defined as the inability of the Executive to have performed the Executive’s material duties hereunder due to a physical or mental injury, infirmity or incapacity for one hundred eighty (180) days (including weekends and holidays) in any three hundred sixty-five (365)-day period as determined by a qualified independent physician. The Executive shall cooperate in all respects

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with the Company if a question arises as to whether the Executive has become disabled (including, without limitation, submitting to reasonable examinations by one or more medical doctors and other health care specialists selected by the Company and authorizing such medical doctors and other health care specialists to discuss the Executive’s condition with the Company).

(b) DEATH. Automatically upon the date of death of the Executive.

(c) CAUSE. Immediately upon written notice by the Company to the Executive of a termination for Cause. “Cause” shall mean:

(i) the Executive’s willful misconduct or gross negligence in the performance of the Executive’s duties to the Company;

(ii) the Executive’s failure to follow the lawful directives of the Board (other than as a result of death or Disability);

(iii) conviction of, or pleading of guilty or nolo contendere to, a felony or any crime involving moral turpitude;

(iv) the Executive’s willful failure to cooperate in any material audit or investigation of the business or financial practices of the Company or any of its subsidiaries;

(v) the Executive’s unlawful use (including being under the influence) or possession of illegal drugs on the Company’s or any of its affiliates’ premises or while performing the Executive’s duties and responsibilities hereunder, regardless of location;

(vi) the Executive’s performance of any material act of theft, embezzlement, fraud, malfeasance or misappropriation with respect to the Company’s property; or

(vii) the Executive’s material breach of this Agreement or any other written agreement with the Company or its affiliates, or a material violation of the Company’s code of conduct or other written policy.

Any determination of Cause by the Company will be made by a resolution approved by a majority of the members of the Board, provided that no such determination may be made until the Executive has been given written notice detailing the specific Cause event and a period of thirty (30) days following receipt of such notice to cure such event (if susceptible to cure) to the satisfaction of the Board. Notwithstanding anything to the contrary contained herein, the Executive’s right to cure as set forth in the preceding sentence shall not apply if there are habitual or repeated breaches by the Executive. Notwithstanding the foregoing, any action or inaction taken by the Executive based upon the Executive’s reasonable reliance on advice of counsel to the Company or the direction of the Board shall not form the basis for Cause.

(d) WITHOUT CAUSE. Immediately upon written notice by the Company to the Executive of an involuntary termination without Cause (other than for death or Disability).

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(e) GOOD REASON. Upon written notice by the Executive to the Company of a termination for Good Reason. “Good Reason” shall mean the occurrence of any of the following events, without the express written consent of the Executive, unless such events are fully corrected in all material respects by the Company within thirty (30) days following written notification by the Executive to the Company of the occurrence of one of the reasons set forth below:

(i) any material diminution in the Executive’s Base Salary (which, for the avoidance of doubt, shall not include any “across-the-board” reductions affecting executive level employees of the Company or any of its affiliates) or target Annual Bonus opportunity (which, for the avoidance of doubt, shall not include nonpayment of any Annual Bonus resulting from a failure to achieve the applicable target performance matrix);

(ii) a material diminution in the Executive’s title, duties, authorities or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law);

(iii) relocation of the Executive’s primary work location (excluding required business travel from time to time) by more than thirty (30) miles from its then current location; or

(iv) a material breach by the Company of the terms of this Agreement or any other material written agreement between the Executive and the Company.

The Executive shall provide the Company with a written notice detailing the specific circumstances alleged to constitute Good Reason within forty-five (45) days after the first occurrence of such circumstances, and actually terminate employment within thirty (30) days following the expiration of the Company’s thirty (30)-day cure period described above. Otherwise, any claim of such circumstances as “Good Reason” shall be deemed irrevocably waived by the Executive.

(f) WITHOUT GOOD REASON. Upon sixty (60) days’ prior written notice by the Executive to the Company of the Executive’s voluntary termination of employment without Good Reason (which the Company may, in its sole discretion, make effective earlier than any notice date; provided that the Company shall pay the Executive for the balance of the sixty (60)-day notice period).

(g) EXPIRATION OF EMPLOYMENT TERM; NON-EXTENSION OF AGREEMENT. Upon the expiration of the Employment Term due to a non-extension of the Agreement by the Company or the Executive pursuant to the provisions of Section 2 hereof. A termination of the Executive’s employment and the Employment Term due to a non-extension of the Agreement by the Company shall be treated as a termination of employment by the Company without Cause for all purposes of this Agreement and any other agreement between the Executive and the Company.

8. CONSEQUENCES OF TERMINATION.

(a) DEATH. In the event that the Executive’s employment and the Employment Term ends on account of the Executive’s death, the Executive or the Executive’s estate, as the case may be, shall be entitled to the following (with the amounts due under Sections 8(a)(i) through 8(a)(iv) hereof to be paid within sixty (60) days following termination of employment, or such earlier date as may be required by applicable law):

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(i) any unpaid Base Salary through the date of termination;

(ii) any Annual Bonus earned but unpaid with respect to the calendar year ending on or preceding the date of termination;

(iii) reimbursement for any unreimbursed business expenses incurred through the date of termination;

(iv) any accrued but unused vacation time in accordance with Company policy; and

(v) all other accrued and vested payments, benefits or fringe benefits to which the Executive shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant or this Agreement (collectively, Sections 8(a)(i) through 8(a)(v) hereof shall be hereafter referred to as the “Accrued Benefits”).

(b) DISABILITY. In the event that the Executive’s employment and/or Employment Term ends on account of the Executive’s Disability, the Company shall pay or provide the Executive with the Accrued Benefits.

(c) TERMINATION FOR CAUSE OR WITHOUT GOOD REASON OR AS A RESULT OF THE EXECUTIVE’S NON-EXTENSION OF THIS AGREEMENT. If the Executive’s employment is terminated (x) by the Company for Cause, (y) by the Executive without Good Reason or (z) as a result of the Executive’s non-extension of the Employment Term as provided in Section 2 hereof, the Company shall pay to the Executive the Accrued Benefits other than the benefit described in Section 8(a)(ii) hereof.

(d) TERMINATION WITHOUT CAUSE OR FOR GOOD REASON OR AS A RESULT OF THE COMPANY’S NON-EXTENSION OF THIS AGREEMENT. If the Executive’s employment by the Company is terminated (x) by the Company other than for Cause, (y) by the Executive for Good Reason or (z) as a result of the Company’s election not to extend the Employment Term as provided in Section 2 above, the Company shall pay or provide the Executive with the following, subject to the provisions of Section 21 hereof:

(i) the Accrued Benefits;

(ii) subject to the Executive’s continued compliance with the obligations in Sections 9, 10 and 11 hereof, an amount equal to Executive’s monthly Base Salary rate (but not as an employee), paid monthly for a period of twelve (12) months following such termination[; provided that, if such termination of employment occurs within six (6) months following a Change in Control (as defined in the Plan), then the aggregate amount payable under this Section 8(d)(ii) shall be increased to two times (2.0x) the sum of the Executive’s Base Salary, payable in a single lump sum within ten (10) days following the date of termination; provided that to the extent that the payment of any amount constitutes “nonqualified deferred compensation” for purposes of Code Section 409A (as defined in Section 21 hereof), any such payment scheduled to occur during the first sixty (60) days following the termination of employment shall not be paid until the first regularly scheduled pay period following the sixtieth (60th) day following such termination and shall include payment of any amount that was otherwise scheduled to be paid prior thereto.

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(iii) subject to the Executive’s continued compliance with the obligations in Sections 9, 10 and 11 hereof, a pro-rata portion of the Executive’s Annual Bonus for the fiscal year in which the Executive’s termination occurs based on actual results for such period (determined by multiplying the amount of such bonus which would be due for the full fiscal year by a fraction, the numerator of which is the number of days during the applicable fiscal year that the Executive is employed by the Company and the denominator of which is three hundred sixty-five (365)) payable at the same time bonuses for such year are paid to other senior executives of the Company;

(iv) notwithstanding anything contained in the Plan or any other plan or award agreement to the contrary, (A) any RSU award or other equity or equity-based awards whose vesting is not subject to performance-based conditions shall immediately vest in full on the Executive’s last day of employment; and (B) a pro-rated portion (based upon the percentage of each applicable performance period that has elapsed) of then-outstanding PSUs or other equity or equity-based awards previously awarded that are subject to performance-based vesting conditions shall immediately vest based upon actual performance as measured through the date of such termination of employment; and

(v) subject to (A) the Executive’s timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), (B) the Executive’s continued copayment of premiums at the same level and cost to the Executive as if the Executive were an employee of the Company (excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), and (C) the Executive’s continued compliance with the obligations in Sections 9, 10 and 11 hereof, continued participation in the Company’s group health plan (to the extent permitted under applicable law and the terms of such plan) which covers the Executive (and the Executive’s eligible dependents) for a period of twelve (12) months, provided that the Executive is eligible and remains eligible for COBRA coverage; and provided, further, that in the event that the Executive obtains other employment that offers group health benefits, such continuation of coverage by the Company under this Section 8(d)(v) shall immediately cease. Notwithstanding the foregoing, the Company shall not be obligated to provide the continuation coverage contemplated by this Section 8(d)(v) if it would result in the imposition of excise taxes on the Company for failure to comply with the nondiscrimination requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and the Health Care and Education Reconciliation Act of 2010, as amended (to the extent applicable) and, in such case, the Company shall provide the Executive with a monthly lump sum cash payment equal to the monthly cost of such coverage during such twelve (12)-month period.

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Payments and benefits provided in this Section 8(d) shall be in lieu of any termination or severance payments or benefits for which the Executive may be eligible under any of the plans, policies or programs of the Company or under the Worker Adjustment Retraining Notification Act of 1988 or any similar state statute or regulation. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement, nor shall the amount of any payment hereunder be reduced by any compensation earned by the Executive as a result of employment by a subsequent employer, other than as described in Section 8(d)(v) hereof.

(e) OTHER OBLIGATIONS. Upon any termination of the Executive’s employment with the Company, the Executive shall promptly resign from the Board and any other position as an officer, director or fiduciary of any Company-related entity.

(f) EXCLUSIVE REMEDY. The amounts payable to the Executive following termination of employment and the Employment Term hereunder pursuant to Sections 7 and 8 hereof shall be in full and complete satisfaction of the Executive’s rights under this Agreement, and the Executive acknowledges that such amounts are fair and reasonable, and are the Executive’s sole and exclusive remedy, in lieu of all other remedies at law or in equity, with respect to the termination of the Executive’s employment hereunder or any breach of this Agreement.

9. RELEASE. Any and all amounts payable and benefits or additional rights provided pursuant to this Agreement beyond the Accrued Benefits (other than amounts described in Section 8(a)(ii) hereof) shall only be payable if the Executive delivers to the Company and does not revoke a general release of claims in favor of the Company in substantially the form attached on Exhibit A hereto. Such release shall be executed and delivered (and no longer subject to revocation, if applicable) within sixty (60) days following termination.

10. RESTRICTIVE COVENANTS.

(a) CONFIDENTIALITY; INTELLECTUAL PROPERTY. Simultaneously with the Executive’s execution of this Agreement, the Executive shall enter into the Turtle Beach Corporation Proprietary Information Agreement (the “PIA”), attached hereto as Exhibit B, regarding the Executive’s obligations to the Company and its affiliates in connection with the use and disclosure of “Confidential Information” and development of “Work Product” (each as described in the PIA). The terms and conditions of the PIA shall be incorporated by reference as if fully set forth herein.

(b) NONDISPARAGEMENT. The Executive agrees not to make negative comments or otherwise disparage the Company or its officers, directors, employees, shareholders or products other than in the good faith performance of the Executive’s duties to the Company while the Executive is employed by the Company. The Company agrees that it will instruct the individuals holding the positions of executive officers and directors of the Company as of the date of termination to not, while such individuals are serving as executive officers and directors of the Company, as the case may be, make negative comments about the Executive or otherwise disparage the Executive in any manner that is likely to be harmful to the Executive’s business reputation. The foregoing shall not be violated by truthful statements in response to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings), and the foregoing limitation on the Company’s executive officers and directors shall not be violated by statements that they in good faith believe are necessary or appropriate to make in connection with performing their duties and obligations to the Company.

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(c) RETURN OF COMPANY PROPERTY. On the date of the Executive’s termination of employment with the Company for any reason (or at any time prior thereto at the Company’s request), the Executive shall return all property belonging to the Company or its affiliates (including, but not limited to, any Company-provided laptops, computers, cell phones, wireless electronic mail devices or other equipment, or documents and property belonging to the Company). The Executive may retain the Executive’s rolodex and similar address books, provided that such items only include contact information, as well as the Executive’s personal non-business-related correspondence files and documents relating to the Executive’s equity rights and the Executive’s personal compensation, benefits and obligations.

(d) REASONABLENESS OF COVENANTS. In signing this Agreement, the Executive gives the Company assurance that the Executive has carefully read and considered all of the terms and conditions of this Agreement and the PIA, including the restraints imposed under this Section 10 hereof. The Executive agrees that these restraints are necessary for the reasonable and proper protection of the Company and its affiliates and their Confidential Information and Work Product and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area, and that these restraints, individually or in the aggregate, will not prevent the Executive from obtaining other suitable employment during the period in which the Executive is bound by the restraints. The Executive acknowledges that each of these covenants has a unique, very substantial and immeasurable value to the Company and its affiliates and that the Executive has sufficient assets and skills to provide a livelihood while such covenants remain in force. The Executive further covenants that the Executive will not challenge the reasonableness or enforceability of any of the covenants set forth in this Section 10 or contained in the PIA. If any legal action or other proceeding is brought for the enforcement of this Agreement or any agreement or instrument delivered under or in connection with this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled. It is also agreed that each of the Company’s affiliates will have the right to enforce all of the Executive’s obligations to that affiliate under the PIA and this Agreement, including, without limitation, pursuant to this Section 10.

(e) REFORMATION. If it is determined by a court of competent jurisdiction in any state that any restriction in this Section 10 or the PIA is excessive in duration or scope or is unreasonable or unenforceable under applicable law, it is the intention of the parties that such restriction may be modified or amended by the court to render it enforceable to the maximum extent permitted by the laws of that state.

(f) SURVIVAL OF PROVISIONS. The obligations contained in the PIA and in Sections 10 and 11 hereof shall survive the termination or expiration of the Employment Term and the Executive’s employment with the Company and shall be fully enforceable thereafter.

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11. COOPERATION. Upon the receipt of reasonable notice from the Company (including outside counsel), the Executive agrees that while employed by the Company and thereafter, the Executive will respond and provide information with regard to matters in which the Executive has knowledge as a result of the Executive’s employment with the Company, and will provide reasonable assistance to the Company, its affiliates and their respective representatives in defense of any claims that may be made against the Company or its affiliates, and will assist the Company and its affiliates in the prosecution of any claims that may be made by the Company or its affiliates, to the extent that such claims may relate to the period of the Executive’s employment with the Company (collectively, the “Claims”). To the extent lawfully permissible, the Executive agrees to promptly inform the Company if the Executive becomes aware of any lawsuits involving Claims that may be filed or threatened against the Company or its affiliates. The Company acknowledges and agrees that the Company’s rights to avail itself of the advice and consultation services of the Executive shall at all times be exercised in a reasonable manner, that reasonable notice under the circumstances shall be given to the Executive in such events, and that non-compliance with any such request by the Executive for good reason, including, but not limited to, ill health or prior commitments, shall not constitute a breach or violation of this Agreement. The Executive also agrees to promptly inform the Company (to the extent that the Executive is legally permitted to do so) if the Executive is asked to assist in any investigation of the Company or its affiliates (or their actions) or another party attempts to obtain information or documents from the Executive (other than in connection with any litigation or other proceeding in which the Executive is a party-in-opposition) with respect to matters the Executive believes in good faith to relate to any investigation of the Company or its affiliates, in each case, regardless of whether a lawsuit or other proceeding has then been filed against the Company or its affiliates with respect to such investigation, and shall not do so unless legally required. During the pendency of any litigation or other proceeding involving Claims, the Executive shall not communicate with anyone (other than the Executive’s attorneys and tax and/or financial advisors and except to the extent that the Executive determines in good faith is necessary in connection with the performance of the Executive’s duties hereunder) with respect to the facts or subject matter of any pending or potential litigation or regulatory or administrative proceeding involving the Company or any of its affiliates without giving prior written notice to the Company or the Company’s counsel. Upon presentation of appropriate documentation, the Company shall pay or reimburse the Executive for all reasonable out-of-pocket travel, duplicating or telephonic expenses incurred by the Employee in complying with this Section 11. In addition, the Company shall pay the Executive an hourly fee, in an amount determined by dividing the Executive’s Base Salary as in effect on the date of termination by two thousand eighty (2,080), for services rendered by the Executive in complying with this Section 11; provided that no such payment shall be required by the Company under this Section 11 during the Employment Term or during any period in which severance is being paid to the Executive pursuant to Section 8 hereof (or, if within the six (6) month period following a Change in Control and severance has been paid pursuant to Section 8 hereof, no such payment shall be required by the Company under this Section 11 during two (2) year period following such termination of employment).

12. EQUITABLE RELIEF AND OTHER REMEDIES. The Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 10 or Section 11 hereof would be inadequate and, in recognition of this fact, the Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond or other security, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy

10

which may then be available, without the necessity of showing actual monetary damages. In the event of a violation by the Executive of Section 10 or Section 11 hereof (as determined by a court of competent jurisdiction), any severance being paid to the Executive pursuant to this Agreement or otherwise shall immediately cease and any severance previously paid to the Executive shall be immediately repaid to the Company.

13. NO ASSIGNMENTS. This Agreement is personal to each of the parties hereto. Except as provided in this Section 13 hereof, no party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other party hereto. The Company may assign this Agreement to any successor to all or substantially all of the business and/or assets of the Company, provided that the Company shall require such successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company and any successor to its business and/or assets, which assumes and agrees to perform the duties and obligations of the Company under this Agreement by operation of law or otherwise.

14. NOTICE. For purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of delivery, if delivered by hand, (b) on the date of transmission, if delivered by confirmed facsimile or electronic mail, (c) on the first business day following the date of deposit, if delivered by guaranteed overnight delivery service, or (d) on the fourth business day following the date delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

At the address (or to the facsimile number) shown

in the books and records of the Company.

With a copy (which shall not constitute notice) to:

McDonald Hopkins LLC

300 N. LaSalle St., #1400

Chicago, IL 60654

Attention: Benjamin D. Panter

Email: bpanter@mcdonaldhopkins.com

If to the Company:

15822 Bernardo Center Drive, Suite 105

San Diego, CA 92127

Attention: Megan S. Wynne, General Counsel

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

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15. SECTION HEADINGS; INCONSISTENCY. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement. In the event of any inconsistency between the terms of this Agreement and any form, award, plan or policy of the Company, the terms of this Agreement shall govern and control.

16. SEVERABILITY. The provisions of this Agreement shall be deemed severable. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of any provision of this Agreement in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by applicable law.

17. COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

18. GOVERNING LAW; JURISDICTION. This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of California (without regard to its choice of law provisions). Each of the parties agrees that any dispute between the parties shall be resolved only in the courts of the State of California or the United States District Court for the Southern District of California and the appellate courts having jurisdiction of appeals in such courts. In that context, and without limiting the generality of the foregoing, each of the parties hereto irrevocably and unconditionally (a) submits in any proceeding relating to this Agreement or the Executive’s employment by the Company or any affiliate, or for the recognition and enforcement of any judgment in respect thereof (a “Proceeding”), to the exclusive jurisdiction of the courts of the State of California, the court of the United States of America for the Southern District of California, and appellate courts having jurisdiction of appeals from any of the foregoing, and agrees that all claims in respect of any such Proceeding shall be heard and determined in such California State court or, to the extent permitted by law, in such federal court, (b) consents that any such Proceeding may and shall be brought in such courts and waives any objection that the Executive or the Company may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agrees not to plead or claim the same, (c) waives all right to trial by jury in any Proceeding (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the Executive’s employment by the Company or any affiliate of the Company, or the Executive’s or the Company’s performance under, or the enforcement of, this Agreement, (d) agrees that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at the Executive’s or the Company’s address as provided in Section 14 hereof, and (e) agrees that nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the laws of the State of California. The parties acknowledge and agree that in connection with any dispute hereunder, each party shall pay all of its own costs and expenses, including, without limitation, its own legal fees and expenses.

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19. MISCELLANEOUS. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Executive and such officer or director as may be designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. This Agreement together with all exhibits hereto sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes any and all prior agreements or understandings between the Executive and the Company with respect to the subject matter hereof. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The Company may, in its sole discretion, cause a subsidiary of the Company to pay and satisfy the obligations of the Company pursuant to this Agreement, and upon the satisfaction of the applicable obligation by such subsidiary, the Company shall cease to have any further obligations or liabilities in respect of such obligation. Except as expressly provided in the immediately preceding sentence, in no event shall any member of the Company’s affiliated group (other than the Company) have any obligations or liabilities pursuant to or in connection with this Agreement.

20. REPRESENTATIONS. The Executive represents and warrants to the Company that (a) the Executive has the legal right to enter into this Agreement and to perform all of the obligations on the Executive’s part to be performed hereunder in accordance with its terms, and (b) the Executive is not a party to any agreement or understanding, written or oral, and is not subject to any restriction, which, in either case, could prevent the Executive from entering into this Agreement or performing all of the Executive’s duties and obligations hereunder.

21. TAX MATTERS.

(a) WITHHOLDING. The Company may withhold from any and all amounts payable under this Agreement or otherwise such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(b) SECTION 409A COMPLIANCE.

(i) The intent of the parties is that payments and benefits under this Agreement are either exempt from or comply with Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in accordance therewith. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to the Executive and the Company of the applicable provision without violating the provisions of Code Section 409A. In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on the Executive by Code Section 409A or damages for failing to comply with Code Section 409A.

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(ii) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits that constitute “nonqualified deferred compensation” for purposes of Code Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Notwithstanding anything to the contrary in this Agreement, if the Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall not be made or provided until the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” of the Executive, and (B) the date of the Executive’s death, to the extent required under Code Section 409A. Upon the expiration of the foregoing delay period, all payments and benefits delayed pursuant to this Section 21(b)(ii) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(iii) To the extent that reimbursements or other in-kind benefits under this Agreement constitute “nonqualified deferred compensation” for purposes of Code Section 409A, (A) all expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by the Executive, (B) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit and (C) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

(iv) For purposes of Code Section 409A, the Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company.

(v) Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “nonqualified deferred compensation” for purposes of Code Section 409A be subject to offset by any other amount unless otherwise permitted by Code Section 409A.

22. TRADE SECRETS; WHISTLEBLOWING. Notwithstanding anything to the contrary in this Agreement or otherwise, the Executive understands and acknowledges that the Company has informed the Executive that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for (i) the disclosure of a trade secret that is made in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law or (ii) the disclosure of a trade

14

secret that is made in a complaint or other document filed in a lawsuit or other proceeding if such filing is made under seal. Additionally, notwithstanding anything to the contrary in this Agreement or otherwise, the Executive understands and acknowledges that the Company has informed the Executive that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to a court order. Nothing in this Agreement or any other agreement between the Executive and the Company shall be interpreted to limit or interfere with the Executive’s right to report good faith suspected violations of law to applicable government agencies, including the Equal Employment Opportunity Commission, National Labor Relation Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other applicable federal, state or local governmental agency, in accordance with the provisions of any “whistleblower” or similar provisions of local, state or federal law. The Executive may report such suspected violations of law, even if such action would require the Executive to share the Company’s proprietary information or trade secrets with the government agency, provided that any such information is protected to the maximum extent permissible and any such information constituting trade secrets is filed only under seal in connection with any court proceeding. Lastly, nothing in this Agreement or any other agreement between the Executive and the Company will be interpreted to prohibit the Executive from collecting any financial incentives in connection with making such reports or require the Executive to notify or obtain approval by the Company prior to making such reports to a government agency.

23. RECOVERY OF AMOUNTS PAID. The Executive acknowledges and agrees that certain items of compensation that Executive may receive during the Employment Term may be subject to recoupment in accordance with the clawback policy (e.g., “Compensation Recoupment Policy of Turtle Beach Corporation”) that the Company has adopted as required pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Executive acknowledges and agrees that the Board may impose such other generally applicable clawback, recovery or recoupment provisions as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Company securities or other cash or property. No recovery of compensation under such a clawback policy will be an event giving rise to a right of the Executive to resign for Good Reason hereunder. In addition, the Executive acknowledges that the Executive is aware of Section 304 (Forfeiture of Certain Bonuses and Profits) of the Sarbanes-Oxley Act of 2002 and the right of the Company to be reimbursed for certain payments to the Executive in compliance therewith.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

TURTLE BEACH CORPORATION

By:	/s/ John Hanson
Name:	John Hanson
Title:	Chief Financial Officer

EXECUTIVE

/s/ Cristopher Keirn Cristopher Keirn

[Signature Page to Employment Agreement]

EXHIBIT A

GENERAL RELEASE

I, Cristopher Keirn, in consideration of and subject to the performance by Turtle Beach Corporation (together with its affiliates, the “Company”), of its obligations under the Employment Agreement dated as of March 13, 2024 (the “Agreement”), do hereby release and forever discharge as of the date hereof the Company and its respective affiliates and all present, former and future managers, directors, officers, employees, successors and assigns of the Company and its affiliates and direct or indirect owners (collectively, the “Released Parties”) to the extent provided below (this “General Release”). The Released Parties are intended to be third-party beneficiaries of this General Release, and this General Release may be enforced by each of them in accordance with the terms hereof in respect of the rights granted to such Released Parties hereunder. Terms used herein but not otherwise defined shall have the meanings given to them in the Agreement.

1. I understand that any payments or benefits paid or granted to me under Section 8 of the Agreement represent, in part, consideration for signing this General Release and are not salary, wages or benefits to which I was already entitled. I understand and agree that I will not receive certain of the payments and benefits specified in Section 8 of the Agreement unless I execute this General Release and do not revoke this General Release within the time period permitted hereafter. Such payments and benefits will not be considered compensation for purposes of any employee benefit plan, program, policy or arrangement maintained or hereafter established by the Company or its affiliates.

2. Except as provided in paragraphs 5 and 6 below and except for the provisions of the Agreement which expressly survive the termination of my employment with the Company, I knowingly and voluntarily (for myself, my heirs, executors, administrators and assigns) release and forever discharge the Company and the other Released Parties from any and all claims, suits, controversies, actions, causes of action, cross-claims, counter-claims, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or liabilities of any nature whatsoever in law and in equity, both past and present (through the date that this General Release becomes effective and enforceable) and whether known or unknown, suspected, or claimed against the Company or any of the Released Parties which I, my spouse, or any of my heirs, executors, administrators or assigns, may have, by reason of any matter, cause, or thing whatsoever, from the beginning of my initial dealings with the Company to the date of this General Release, and particularly, but without limitation of the foregoing general terms, any claims arising from or relating in any way to my employment relationship with the Company, the terms and conditions of that employment relationship, and the termination of that employment relationship (including, but not limited to, any allegation, claim or violation, arising under: Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967, as amended (including the Older Workers Benefit Protection Act); the Equal Pay Act of 1963, as amended; the Americans with Disabilities Act of 1990; the Family and Medical Leave Act of 1993; the Worker Adjustment Retraining and Notification Act; the Employee Retirement Income Security Act of 1974; the California Fair Employment and Housing Act; the California Labor

Code; the California Constitution; the California Family Rights Act; the California Consumer Privacy; any applicable Executive Order Programs; the Fair Labor Standards Act; or their state or local counterparts; or under any other federal, state or local civil or human rights law, or under any other local, state, or federal law, regulation or ordinance; or under any public policy, contract or tort, or under common law; or arising under any policies, practices or procedures of the Company; or any claim for wrongful discharge, breach of contract, infliction of emotional distress, defamation; or any claim for costs, fees, or other expenses, including attorneys’ fees incurred in these matters) (all of the foregoing collectively referred to herein as the “Claims”).

3. The released claims described in paragraph 2 hereof include all such claims, whether known or unknown by me. Therefore, I waive the effect of California Civil Code Section 1542 and any other analogous provision of applicable law of any jurisdiction. Section 1542 states:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN TO HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.”

4. I represent that I have made no assignment or transfer of any right, claim, demand, cause of action, or other matter covered by paragraph 2 above.

5. I agree that this General Release does not waive or release any rights or claims that I may have under the Age Discrimination in Employment Act of 1967 which arise after the date I execute this General Release. I acknowledge and agree that my separation from employment with the Company in compliance with the terms of the Agreement shall not serve as the basis for any claim or action (including, without limitation, any claim under the Age Discrimination in Employment Act of 1967).

6. I agree that I hereby waive all rights to sue or obtain equitable, remedial or punitive relief from any or all Released Parties of any kind whatsoever in respect of any Claim, including, without limitation, reinstatement, back pay, front pay, and any form of injunctive relief. Notwithstanding the above, I further acknowledge that I am not waiving and am not being required to waive any right that cannot be waived under law, including the right to file an administrative charge or participate in an administrative investigation or proceeding; provided, however, that I disclaim and waive any right to share or participate in any monetary award resulting from the prosecution of such charge or investigation or proceeding. Additionally, I am not waiving (i) any right to the Accrued Benefits or any severance benefits to which I am entitled under the Agreement, (ii) any claim relating to directors’ and officers’ liability insurance coverage or any right of indemnification under the Company’s organizational documents or otherwise, or (iii) my rights as an equity or security holder in the Company or its affiliates.

7. In signing this General Release, I acknowledge and intend that it shall be effective as a bar to each and every one of the Claims hereinabove mentioned or implied. I expressly consent that this General Release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Claims (notwithstanding any state or local statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Claims), if any, as well as those relating to any other Claims hereinabove mentioned or implied. I acknowledge and agree that this waiver is an essential and material term of this General Release and that without such waiver the Company would not have agreed to the terms of the Agreement. I further agree that in the event I should bring a Claim seeking damages against the Company, or in the event I should seek to recover against the Company in any Claim brought by a governmental agency on my behalf, this General Release shall serve as a complete defense to such Claims to the maximum extent permitted by law. I further agree that I am not aware of any pending claim of the type described in paragraph 2 above as of the execution of this General Release.

8. I agree that neither this General Release, nor the furnishing of the consideration for this General Release, shall be deemed or construed at any time to be an admission by the Company, any Released Party or myself of any improper or unlawful conduct.

9. I agree that if I violate this General Release by suing the Company or the other Released Parties, I will pay all costs and expenses of defending against the suit incurred by the Released Parties, including reasonable attorneys’ fees.

10. Any non-disclosure provision in this General Release does not prohibit or restrict me (or my attorney) from responding to any inquiry about this General Release or its underlying facts and circumstances by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), any other self-regulatory organization or any governmental entity.

11. I hereby acknowledge that Sections 8 through 14, 18 through 23 of the Agreement shall survive my execution of this General Release.

12. I represent that I am not aware of any claim by me other than the claims that are released by this General Release. I acknowledge that I may hereafter discover claims or facts in addition to or different than those which I now know or believe to exist with respect to the subject matter of the release set forth in paragraph 2 above and which, if known or suspected at the time of entering into this General Release, may have materially affected this General Release and my decision to enter into it.

13. Notwithstanding anything in this General Release to the contrary, this General Release shall not relinquish, diminish, or in any way affect any rights or claims arising out of any breach by the Company or by any Released Party of the Agreement after the date hereof.

14. Whenever possible, each provision of this General Release shall be interpreted in, such manner as to be effective and valid under applicable law, but if any provision of this General Release is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this General Release shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

15. Notwithstanding anything to the contrary in this Agreement or otherwise, I understand and acknowledge that the Company has informed me that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for (i) the disclosure of a trade secret that is made in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law or (ii) the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding if such filing is made under seal. Additionally, notwithstanding anything to the contrary in this General Release or otherwise, I understand and acknowledge that the Company has informed me that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to a court order.

16. Nothing in this General Release or any other agreement between me and the Company shall be interpreted to limit or interfere with my right to report good faith suspected violations of law to applicable government agencies, including the Equal Employment Opportunity Commission, National Labor Relation Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other applicable federal, state or local governmental agency, in accordance with the provisions of any “whistleblower” or similar provisions of local, state or federal law. I may report such suspected violations of law, even if such action would require me to share the Company’s proprietary information or trade secrets with the government agency, provided that any such information is protected to the maximum extent permissible and any such information constituting trade secrets is filed only under seal in connection with any court proceeding. Lastly, nothing in this General Release or any other agreement between me and the Company will be interpreted to prohibit me from collecting any financial incentives in connection with making such reports or require me to notify or obtain approval by the Company prior to making such reports to a government agency.

BY SIGNING THIS GENERAL RELEASE, I REPRESENT AND AGREE THAT:

1.	I HAVE READ IT CAREFULLY;

2.

I UNDERSTAND ALL OF ITS TERMS AND KNOW THAT I AM GIVING UP IMPORTANT RIGHTS, INCLUDING BUT NOT LIMITED TO, RIGHTS UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT OF 1967, AS AMENDED, TITLE VII OF THE CIVIL RIGHTS ACT OF 1964, AS AMENDED; THE EQUAL PAY ACT OF 1963, THE AMERICANS WITH DISABILITIES ACT OF 1990; AND THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED;

3.	I VOLUNTARILY CONSENT TO EVERYTHING IN IT;

4.	I HAVE BEEN ADVISED TO CONSULT WITH AN ATTORNEY BEFORE EXECUTING IT AND I HAVE DONE SO OR, AFTER CAREFUL READING AND CONSIDERATION, I HAVE CHOSEN NOT TO DO SO OF MY OWN VOLITION;

5.

I HAVE HAD AT LEAST [21][45] DAYS FROM THE DATE OF MY RECEIPT OF THIS RELEASE TO CONSIDER IT, AND THE CHANGES MADE SINCE MY RECEIPT OF THIS RELEASE ARE NOT MATERIAL OR WERE MADE AT MY REQUEST AND WILL NOT RESTART THE REQUIRED [21][45]-DAY PERIOD;

6.	I UNDERSTAND THAT I HAVE SEVEN (7) DAYS AFTER THE EXECUTION OF THIS RELEASE TO REVOKE IT AND THAT THIS RELEASE SHALL NOT BECOME EFFECTIVE OR ENFORCEABLE UNTIL THE REVOCATION PERIOD HAS EXPIRED;

7.	I HAVE SIGNED THIS GENERAL RELEASE KNOWINGLY AND VOLUNTARILY AND WITH THE ADVICE OF ANY COUNSEL RETAINED TO ADVISE ME WITH RESPECT TO IT; AND

8.	I AGREE THAT THE PROVISIONS OF THIS GENERAL RELEASE MAY NOT BE AMENDED, WAIVED, CHANGED OR MODIFIED EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY AN AUTHORIZED REPRESENTATIVE OF THE COMPANY AND BY ME.

SIGNED:	/s/ Cristopher Keirn	DATED:	March 13, 2024

EXHIBIT B

TURTLE BEACH CORPORATION PROPRIETARY INFORMATION AGREEMENT

I, Cristopher Keirn (hereinafter “I” or “Employee”), residing at [**], recognize that Turtle Beach Corporation (together with its affiliates, hereinafter “Turtle Beach”) is engaged in a continuous program of research, development, production and distribution of audio products, including gaming and other audio headsets, and that it is part of my responsibility as an employee to assist Turtle Beach in such endeavors.

In consideration of my employment by Turtle Beach or any of its affiliates (hereinafter “Employment”), access to Confidential Information (as defined below), and other benefits, I agree to the terms and conditions in this Proprietary Information Agreement (hereinafter “Agreement”). I understand that the faithful observance of this Agreement is, and shall remain, a condition of Employment. I understand that Employment is terminable at will either by me or by Turtle Beach at any time and for any reason or no reason, with or without notice, and that nothing in this Agreement alters the at will nature of my Employment. I understand that this Agreement remains in effect after termination of Employment, regardless of the reason for termination.

1. Definitions

The capitalized terms in this Agreement shall have the following meanings:

1.1

“Confidential Information” means all confidential, proprietary, or non-public information (whether in written, electronic, or other form) of Turtle Beach, any of its affiliates, or any third parties with whom Turtle Beach or its affiliates do business, including without limitation trade secrets, methods of doing business, data, know-how, research, product plans, products, services, software, developments, inventions, processes, formulas, technology, designs, drawings, marketing information, lists of actual or potential customers or suppliers, or other information disclosed to me, either directly or indirectly in writing, orally, electronically or by observation. Confidential Information shall not include (a.) information disclosed publicly by Turtle Beach in published materials; (b.) information generally known in the industry; (c.) information that has become publicly known and made publicly available through no wrongful act by or on behalf of myself or others who were under confidentiality obligations as to the information involved; or (d.) general knowledge, skill, and know-how that I developed based on my professional experiences.

1.2

“Work Product” means: (a.) all items created or made, discoveries, concepts, ideas and fixed expressions thereof, whether or not patent-able or register-able under copyright or other statutes, including but not limited to inventions, designs, software, source and object code, hardware, technology, advertising materials, products, services, machines, programs, process developments, discoveries, formulae, methods, techniques, know-how, data and improvements, that are made, conceived, invented, authored, reduced to practice, learned, or otherwise developed by me or on my behalf, alone or jointly with others, where any part of such development (1.) occurs during the period of, as a consequence of, or in connection with Employment; (2.) results from or relates to tasks assigned to me by Turtle Beach; or (3.) results from use of property, premises or facilities owned, leased or contracted for by Turtle Beach or any of its affiliates; and (b.) all intellectual property rights in the foregoing. “Work Product” shall not include any invention that I develop by myself, entirely on my own time, without using the equipment, supplies, facilities, or Confidential Information of Turtle Beach or its affiliates, unless the invention either (1.) relates at the time of conception or use to the business or actual or demonstrably anticipated research or development of Turtle Beach or any of its affiliates, or (2.) results from or relates to any work performed by me for Turtle Beach or any of its affiliates.

2.	Project Maintenance

2.1

I agree to disclose promptly to Turtle Beach or its designee all information regarding Work Products as soon as is possible. I agree to maintain unambiguous and thorough documentation of all Work Products and of any projects that I undertake as part of Employment so that any knowledgeable person with qualifications similar to mine will be capable of understanding or continuing such projects with reasonably minimal effort. After termination of Employment, upon the request of Turtle Beach, I agree to make myself reasonably available to assist Turtle Beach in completing or maintaining projects I was involved in during Employment. My compensation for providing such assistance will be equal to the higher of my equivalent hourly wage at the time of termination of Employment with Turtle Beach or my equivalent hourly wage at my current employment. For the avoidance of doubt, nothing in this Section shall require that Turtle Beach compensate me for any assistance I may be required to provide under Section 4 (or any other provision) of this Agreement or otherwise.

3.	Confidentiality and Conflicting Obligations

3.1

I represent to Turtle Beach that I am free to enter into Employment with Turtle Beach and I have no interest, obligation or agreement, written or oral, which is inconsistent with or conflicts with this Agreement or any other agreement I have entered into with Turtle Beach, or which would prevent, limit or impair my performance of any part of Employment, this Agreement or any other agreement I have entered into with Turtle Beach. I agree to notify Turtle Beach immediately if any such interest or obligation arises. I represent to Turtle Beach that the accuracy of the statements I have made in my resume, my employment application, and related application materials are true and complete and I understand that any false or incomplete statements in my resume, employment application, or related materials will be grounds for immediate discharge.

3.2

It is Turtle Beach’s policy to respect the confidential information and trade secrets of others. This policy applies especially to knowledge employees may have of trade secrets of a former employer. I understand that it is Turtle Beach’s policy to refuse to receive or consider any confidential or trade secret information, including without limitation non-disclosed ideas, inventions, patent applications, etc., submitted from or of companies or persons outside of Turtle Beach without the prior written approval of the Chief Executive Officer of Turtle Beach. I represent to Turtle Beach that my performance of this

Turtle Beach Proprietary Information Agreement

Agreement does not and will not breach any agreement or obligation to keep in confidence proprietary, confidential, or trade secret information of a third party. During Employment, I agree not to improperly use or disclose any confidential information of any former employer or of any other person or entity and I further agree to not bring onto Turtle Beach’s premises any confidential information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity. I will not give any person at Turtle Beach any information that is confidential or trade secret information of a former employer or any other third party. If I have signed a confidentiality, non-competition, restrictive covenant, or other agreement that might affect Employment with Turtle Beach, I will immediately inform my supervisor.

3.3

I recognize that Turtle Beach and its affiliates have received and in the future may receive confidential or proprietary information from third parties (such as, but not limited to, software programs provided under license and unannounced hardware under development) subject to a duty on the part of Turtle Beach or its affiliates to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree to hold all such confidential and proprietary information in the strictest confidence and not to disclose it to any person, firm or entity or to use it except as necessary in carrying out my work for Turtle Beach consistent with Turtle Beach’s (or its affiliates’) agreement with such third party. I agree to comply with Turtle Beach’s policies and procedures with respect to such information and at no time during or after Employment will I breach any such obligation of confidentiality that Turtle Beach or its affiliates have with third parties.

3.4

At all times during and subsequent to Employment, I agree to keep in strictest confidence and trust all Confidential Information. I understand that my obligations regarding Confidential Information are as follows: (a.) Not to disclose Confidential Information; (b.) Not to use Confidential Information for my own benefit or for the profit or benefit of any person or entity other than Turtle Beach or its affiliates; (c.) To disclose Confidential Information to other Turtle Beach employees only on a “need to know” basis and then only to employees who have been informed that the information is Confidential Information; (d.) To take all reasonable and necessary precautions to prevent disclosure of Confidential Information to unauthorized persons or entities; and (e.) To place appropriate Confidential Information notices on all materials and in all software files prepared by me that contain Confidential Information. Notwithstanding the foregoing, I understand that I may: (1.) Disclose or use Confidential Information as may be necessary in the good faith performance of my duties for Turtle Beach or its affiliates during Employment; and (2.) Disclose Confidential Information in accordance with judicial or other government order or as otherwise required by law, provided that in the event I am required by law to disclose Confidential Information, I will (i) unless prohibited by law, immediately (and prior to such disclosure) notify Turtle Beach and cooperate with Turtle Beach in any efforts by Turtle Beach to oppose such disclosure, and (ii) disclose only that portion of the Confidential Information that is legally required to be disclosed and exercise best efforts to ensure that such Confidential Information will be afforded confidential treatment.

Turtle Beach Proprietary Information Agreement

3.5

I understand and agree that a person leaving the employ of Turtle Beach has an obligation to protect all Confidential Information until the information becomes publicly available or until Turtle Beach no longer considers it Confidential Information. I understand that after termination of Employment, all correspondence, printed matter, software files and programs, documents, or records of any kind of or relating to Turtle Beach or any of its affiliates, and all Confidential Information, are all the sole property of Turtle Beach and must remain at Turtle Beach’s premises.

3.6

I understand that it is Turtle Beach’s policy that software licensed by Turtle Beach or its affiliates may not be duplicated or used in any manner inconsistent with Turtle Beach’s (or its affiliates’) rights and vendor’s rights as spelled out in licensing agreements. When Turtle Beach or its affiliates license to others any software products that contain computer code supplied by other companies, if I am involved in the development of such code, I will be sure that Turtle Beach and its affiliates have a valid license that authorizes their use and distribution of the code.

3.7

I understand and agree that I will notify Turtle Beach immediately upon discovery of any unauthorized sale, distribution, disclosure, publication or other unauthorized use of Confidential Information and/or materials and will cooperate with Turtle Beach in every reasonable way to assist in regaining possession of the Confidential Information and/or materials and to prevent the further unauthorized use or disclosure of such Confidential Information and/or materials.

3.8

Notwithstanding the foregoing, I understand and agree that (a.) nothing in this Agreement shall prohibit me from reporting possible violations of federal law or regulation to any government agency or entity or self-regulatory organization or making disclosures that are protected under the whistleblower provisions of federal law or regulation; (b.) nothing in this Agreement shall prohibit me from cooperating or speaking with law enforcement or a government agency, or from speaking with my attorneys; (c.) nothing in this Agreement shall prohibit me from disclosing or discussing conduct with respect to a sexual assault dispute or sexual harassment dispute (to the extent prohibited by the Speak Out Act); (d.) nothing in this Agreement shall prohibit me from supplying truthful information to any government authority or in response to any lawful subpoena or other legal process; (e.) nothing in this Agreement shall prohibit me from inquiring about, discussing, or disclosing my wages or the wages of other employees; (f.) nothing in this Agreement shall prohibit me from engaging in protected concerted activity under the National Labor Relations Act; (g.) nothing in this Agreement prevents me from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that I have reason to believe is unlawful; (h.) in accordance with the Defend Trade Secrets Act of 2016, I shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (1.) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (2.) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (i.) in accordance with the Defend Trade Secrets Act of 2016, if I file a lawsuit for retaliation by Turtle Beach for reporting a suspected violation of law, I may disclose a trade secret to my attorney and use the trade secret information in the court proceeding, if I file any document containing the trade secret under seal and do not disclose the trade secret except pursuant to court order.

Turtle Beach Proprietary Information Agreement

4.	Intellectual Property and Related Rights

4.1

I agree and understand that all Work Products are works made for hire and shall be the sole and exclusive property of Turtle Beach. To the extent allowed by applicable law, the Work Products includes all rights of paternity, integrity, disclosure, withdrawal and any other rights that may be known or referred to as moral rights, artist’s rights, droit moral or the like. To the extent I retain any moral rights in any Work Product under applicable law, I hereby irrevocably waive and agree not to assert such moral rights and consent to any action that may be taken with respect to such moral rights by or authorized by Turtle Beach. I shall promptly and fully disclose to Turtle Beach in writing the existence of any Work Products made, generated, conceived, invented, authored, reduced to practice, learned, or otherwise developed by me, either alone or jointly with others.

4.2

I grant Turtle Beach, without limitation, a perpetual, irrevocable and worldwide right to use, adapt, reproduce, distribute and publicly display my name, likeness, image, voice, and appearance (collectively, “Likeness”), that during Employment have been incorporated into one or more of Turtle Beach’s products or advertising, promotional or other printed materials relating thereto. In addition, I waive any right of privacy associated with Likeness as well as the right to inspect or approve the use of my Likeness.

4.3

If any Work Products may not, by operation of law, be considered work made for hire by me for Turtle Beach, or if ownership of all right, title, and interest of the Work Products shall not otherwise vest exclusively in Turtle Beach, I agree to assign and I hereby irrevocably assign, without further consideration, the ownership of all such Work Products (including, by way of example, trade secrets, copyrights, patentable inventions, and other intellectual property rights therein) to Turtle Beach. I agree to perform, upon the reasonable request of Turtle Beach, during or after Employment, at Turtle Beach’s expense but without further compensation to me, such further acts as may be necessary or desirable to transfer, perfect, and defend Turtle Beach’s ownership of all Work Products.

4.4

During and after Employment, upon the reasonable request of Turtle Beach, I agree to assist Turtle Beach, at Turtle Beach’s expense but without further compensation to me, in obtaining any Protections relating to Work Products, whereby “Protections” means methods of protecting intellectual property and collectively includes as a matter of example: patents, copyrights, and trademarks. To that end, I will furnish to Turtle Beach, upon its reasonable request and at its expense but without further compensation to me, all written assignments, transfers, affidavits, certifications and other documents Turtle Beach may request in order to confirm the fact of Turtle Beach’s ownership of any of its property and I will execute all documents for use in applying for and obtaining such Protections as Turtle Beach may desire, together with any assignments thereof to Turtle Beach or persons designated by it.

Turtle Beach Proprietary Information Agreement

4.5

Without limiting the foregoing, I hereby irrevocably designate and appoint Turtle Beach and its officers as my agents and attorneys-in-fact coupled with an interest for and on my behalf to execute and file any document and to perform all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by me.

4.6

I represent, and Turtle Beach is relying on such representation, that the Work Products consist (or will consist) entirely of original work created by me, or if not the original work of me, consist of works for which all right, title and interest have been assigned and conveyed to me or which are fully in the public domain. I further represent, and Turtle Beach is further relying on such representation, that the Work Products will not be previously published in any form and will not infringe, misappropriate or otherwise violate any intellectual property or other rights of a third party. I shall not use or permit any third party to use the Work Products for any purpose other than in the scope of my Employment.

4.7

Without limiting my obligations under Section 4.6 of this Agreement, I will not use, or incorporate into any Work Product, any confidential information, intellectual property, or other materials owned by me or any other person or entity (the foregoing, collectively, the “Other Materials”) without the prior written approval of Turtle Beach. Without limitation of the foregoing, if I use or incorporate into any Work Products any Other Materials, I represent and warrant that (i) I have all rights necessary to use, and to license Turtle Beach to use, such Other Materials and (ii) my use and licensing to Turtle Beach of such Other Materials does not and will not violate any agreement to which I am subject, or violate, infringe, or misappropriate the rights of any other person or entity. I hereby grant to Turtle Beach a perpetual, irrevocable, worldwide, fully paid-up, royalty-free, non-exclusive, transferable, sublicensable right and license to use all rights in such Other Materials.

4.8

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be construed to require me to assign to Turtle Beach any Work Products and intellectual property therein that are excluded from any such assignment under California Labor Code section 2870. A copy of California Labor Code section 2870 is reproduced under Exhibit 1 attached hereto.

5.	Prohibition Against Unfair Business Practices

5.1

During and subsequent to Employment, I agree that neither I nor any person acting on my behalf shall make or cause to be made any defamatory or maliciously untrue statements, whether directly or indirectly, in any forum or through any medium of communication, regarding Turtle Beach, any affiliate of Turtle Beach, the products or services of Turtle Beach or any of its affiliates, or the directors, officers, employees, or managers of Turtle Beach or any of its affiliates. For the avoidance of doubt, I understand and agree that nothing in this Section or Agreement precludes me from (i) supplying truthful information to any government authority or in response to any lawful subpoena or other legal process or (ii) discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that I have reason to believe is unlawful.

Turtle Beach Proprietary Information Agreement

5.2

I understand that as an employee of Turtle Beach I must comply with all policies, rules, and regulations of Turtle Beach during Employment, as they may be in effect from time to time. Without limiting the generality of the foregoing, I agree that I must avoid outside activity that may raise an actual or potential conflict with my job responsibilities at Turtle Beach. Even the appearance of a conflict should be avoided. The potential for problems exist, for example, if a close friend or relative has an interest in a competitor or in a company from which Turtle Beach purchases goods or services. I understand that any such situation must be immediately disclosed to my supervisor and that in such cases, Turtle Beach may, at its option, take such actions (up to and including termination of my Employment) as it deems necessary to remedy any actual or perceived conflict.

5.3

I understand that as an employee of Turtle Beach, I may not solicit a gift from any company or persons with whom Turtle Beach does business. Even unsolicited gifts may often be improper. Any gift is inappropriate if the value of the gift gives the appearance that it is intended to influence Turtle Beach’s business decisions. The same criteria apply to gifts that Turtle Beach employees might present to a customer. I understand that as an employee of Turtle Beach I may not give a gift of such value that it appears calculated to influence a business decision.

6.	Return of Materials

6.1

I understand that during Employment, I will have access to Confidential Information, software, hardware, documentation, equipment, tools, materials, and supplies belonging to Turtle Beach and its affiliates, and other items either licensed or owned by Turtle Beach and its affiliates, and I agree not to remove such items from Turtle Beach’s premises without written permission from a Turtle Beach executive officer.

6.2

Upon the termination of Employment, or at any other time upon Turtle Beach’s request, I agree to return to Turtle Beach and leave at its disposal all property of Turtle Beach and its affiliates in my possession, custody or control, including without limitation all memoranda, notes, records, drawings, manuals, computer programs, documentation, diskettes, computer tapes, and other documents or media, in whatever form, pertaining to Turtle Beach’s and its affiliates’ business activities or my specific duties at Turtle Beach, including all copies of such materials in my possession. I will also return to Turtle Beach and leave at its disposal all property involving any Confidential Information and not retain any Confidential Information embodied in a tangible medium of expression. I will not keep any copies of such property. This section shall apply to all materials or property made or compiled by me, as well as to all materials furnished to me by anyone else in connection with Employment. To the extent I have retained any such property or Confidential Information on any electronic or computer equipment or accounts belonging to me or under my control, I agree to: (a.) so advise Turtle Beach; (b.) upon the request of Turtle Beach, follow Turtle Beach’s instructions in permanently deleting all such property or Confidential Information and all copies; and (c.) to the maximum extent permitted by law, upon the request of Turtle Beach, allow Turtle Beach or its designee to

Turtle Beach Proprietary Information Agreement

access (and I hereby consent to Turtle Beach’s or its designee’s access of) such electronic or computer equipment to verify the permanent deletion of such property and Confidential Information, and to permanently delete any such property or Confidential Information. I recognize and understand that there is a risk that personal or other information not relating to Turtle Beach may be accessed, altered or destroyed in connection with Turtle Beach’s or its designee’s access to such electronic or computer equipment pursuant to the immediately preceding sentence, and I agree that Turtle Beach and its designees will have no liability if such personal or other information is accessed, altered or destroyed.

6.3

Any property situated on Turtle Beach’s or its affiliates’ premises, including without limitation memory sticks and other storage media, filing cabinets, or other work areas, is subject to inspection by Turtle Beach at any time with or without notice. All communications or information sent, received, transmitted, or stored on or using Turtle Beach’s or any of its affiliates’ systems or equipment may be monitored or reviewed by Turtle Beach and its affiliates at any time without notice. I understand and agree that I should have no expectation of privacy with respect to information sent, received, transmitted, or stored on or using Turtle Beach’s or any of its affiliates’ systems or equipment. Without limiting the foregoing, I am hereby advised that any and all telephone conversations or transmissions, electronic mail or transmissions, or internet access or usage by an employee by any electronic device or system, including but not limited to the use of a computer, telephone, wire, radio or electromagnetic, photoelectronic or photo-optical systems may be subject to monitoring at any and all times and by any lawful means.

7.	General Terms and Conditions

7.1

I agree that because of the nature of Turtle Beach’s global business, the restrictions contained in this Agreement are reasonable and necessary in order to protect the legitimate interests of Turtle Beach and its affiliates, including without limitation their Confidential Information, trade secrets, and goodwill; are reasonably drawn to this end with respect to duration, scope, and otherwise; are not unduly burdensome; do not prohibit me (and should not be construed as prohibiting me) from engaging in a lawful profession, trade, or business of any kind; are not injurious to the public interest; and are supported by adequate consideration.

7.2

I agree that in the event I perform services for or am employed by any other person or entity, Turtle Beach may provide such person or entity with a copy of this Agreement or otherwise notify such person or entity of my obligations under this Agreement.

7.3

I acknowledge and agree that (a.) any claim I may have against Turtle Beach or any of its affiliates, whether under this Agreement or otherwise, will not be a defense to enforcement of the restrictions set forth in this Agreement, and (b.) the circumstances of my termination of employment with Turtle Beach or its affiliates will have no impact on my obligations under this Agreement. I further acknowledge and agree that Turtle Beach’s affiliates are a beneficiary of the restrictions set forth in this Agreement and may enforce the obligations in this Agreement. The restrictions set forth in this Agreement are in addition to, and not in lieu of, any protection of intellectual property, protection of confidential information, or other restrictive covenants by which I may be bound in favor of Turtle Beach or any of its affiliates.

Turtle Beach Proprietary Information Agreement

7.4

If any covenants set forth in this Agreement are deemed invalid or unenforceable for any reason, it is the intention of me and Turtle Beach that such covenants be equitably reformed or modified only to the extent necessary to render them valid and enforceable in all respects. In the event that any terms, clauses or provisions of this Agreement shall be construed to be or adjudged invalid, void or unenforceable, and cannot be or are not reformed in accordance with the immediately preceding sentence, such terms, clauses or provisions shall be construed as severed from this Agreement, and the remaining terms, clauses and provisions shall remain in effect. The terms of this Agreement are severable.

7.5

Any waiver of any provision of this Agreement by me or Turtle Beach shall not constitute a waiver of any succeeding breach of the same or other provision; nor shall any delay or omission by me or Turtle Beach to exercise or avail itself of any right, power or privilege that it has hereunder, operate as a waiver of any such right, power or privilege.

7.6

I acknowledge and agree that any violation or threatened violation by me of any provision of this Agreement will cause Turtle Beach and its affiliates to suffer immediate and irreparable injury, such that, in addition to any other remedies that may apply, my strict compliance with this Agreement should be ordered, and Turtle Beach and its affiliates are therefore entitled to preliminary and final injunctive relief to enforce this Agreement, as well as the costs and reasonable attorneys’ fees it/they incur in enforcing its/their rights under this Agreement and an equitable accounting of all earnings, profits, and other benefits arising from any violation of this Agreement.

7.7

This Agreement contains the entire agreement of me and Turtle Beach with respect to the subject matter hereof and supersedes any and all prior or contemporaneous agreements, oral or written, regarding the subject matter hereof. This Agreement may not be amended or altered except by a writing signed by both parties.

7.8

This Agreement shall inure to the benefit of and be binding upon Turtle Beach, its successors and assigns, and on me, my successors, assigns, heirs, executors, administrators and legal representatives. Turtle Beach, but not me, shall have the right to assign this Agreement (in whole or in part) or its rights under this Agreement.

7.9

This Agreement shall be governed by, subject to, and construed under the laws of the State of California, irrespective of any otherwise applicable principles of conflicts of law. Any disputes arising under or related to this Agreement shall be resolved in accordance with the Agreement to Arbitrate signed (or to be signed) by me; provided that Turtle Beach or I may seek any provisional remedy arising under or related to this Agreement (including but not limited to a temporary restraining order and preliminary injunction) from a court of competent jurisdiction.

I HAVE READ THIS AGREEMENT, UNDERSTAND IT, AND AGREE TO ITS TERMS.

By:	Cristopher Keirn	/s/ Cristopher Keirn	March 13, 2024
	Employee Printed Name	Employee Signature	Date

Turtle Beach Proprietary Information Agreement

EXHIBIT 1

California Labor Code section 2870

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable

Exhibit 1

Exhibit 99.1

TURTLE BEACH ANNOUNCES TRANSFORMATIONAL ACQUISITION OF PDP AND INTENTION TO LAUNCH REVERSE DUTCH TENDER AUCTION

March 13, 2024

Highly Accretive Acquisition of Performance Designed Products Expands Product Portfolio, Strengthens Profitability and Meaningfully Enhances Size of Company

Establishes a Powerhouse in Hardware Gaming Accessories with Leadership Positions in Console Headsets and Controllers, Amplified by Significant Financial Synergies

Announces Intent to Launch a Modified Dutch Tender Offer to Repurchase up to $30 Million in Value of Its Common Stock Between Range of $13.75 – $15.00 Per Share

Pro Forma Prospective Net Debt of 0.7X at Transaction Closing Leaves Meaningful Financial Cushion to Fund Additional Growth Initiatives and Capital Return Alternatives

Announces the Appointment of Cris Keirn as Chief Executive Officer

Turtle Beach Board of Directors Increases to 9 Members to Include Cris Keirn and David Muscatel, Operating Partner at Diversis Capital

Provides 2024 Financial Outlook and Summary for Combined Company

WHITE PLAINS, N.Y.–(BUSINESS WIRE)–Mar. 13, 2024– Turtle Beach Corporation (Nasdaq: HEAR) (“Turtle Beach” or the “Company”), a leading gaming accessories brand, announced today that following the Company’s establishment of a Value Enhancement Committee in 2023, the Board of Directors (the “Board”) has approved comprehensive and value-creative changes to its business, capital allocation and senior leadership. In consultation with its financial and legal advisors over the past year, the Company considered a comprehensive range of strategic, operational and financial alternatives on behalf of shareholders, including a full sale of the Company, and following the completion of its review, announced the following updates:

Strategic Acquisition of Performance Designed Products (“PDP”)

Turtle Beach today announced the execution of definitive agreements to acquire PDP, a leading gaming accessories provider at an enterprise value for PDP of $118 million (the “Transaction”). PDP is a privately held third-party gaming accessories leader that designs and distributes aftermarket video game accessories, including controllers, headsets, power cases, and other accessories. The Transaction combines two leading gaming companies with industry-leading teams, significant product momentum and proven track records of delivering profitable growth. The Transaction substantially grows the size of Turtle Beach. Bringing PDP’s leading gaming controller category to Turtle Beach will provide additional scale and create future development opportunities. Furthermore, the Company provided the following strategic rationale:

•	The combined company anticipates total revenues of $390 to 410 million in the first full 12 months of ownership (Q2 2024 through Q1 2025).

•

The post-synergy Adjusted EBITDA of PDP is projected to be $22 to $28 million in the first full 12 months of ownership (Q2 2024 through Q1 2025) implying a post-synergy transaction multiple of 4.7x at the mid-point of estimated 2024 Adjusted EBITDA.

•

Turtle Beach expects $10 to $12 million of anticipated annual run-rate cost synergies for the transaction, with upside for incremental revenue synergies, best practice sharing and further cost synergies over time.

•	Acquiring PDP at an attractive valuation multiple relative to the trading multiples of peers implies potential significant upside in market value for the combined company.

•

Diversis Capital, a Los Angeles-based private equity firm and PDP’s majority owner, will become the largest shareholder of Turtle Beach with approximately 16% of the pro forma basic shares outstanding prior to the expected modified Dutch Tender Offer and will add one of its Senior Operating Partners, David Muscatel, to the Turtle Beach Board.

Consideration for the Transaction consists of the issuance of 3.45 million shares of Turtle Beach’s common stock and approximately $79.9 million in cash. The Transaction is expected to be immediately accretive to Turtle Beach shareholders on key metrics including the Company’s growth prospects, strategic positioning with retailers and customers, and financial profile.

The Board of Directors of both Turtle Beach and PDP have unanimously approved the Transaction and the Transaction was closed immediately upon the execution of the definitive agreements.

Jefferies LLC acted as exclusive financial advisor and Dechert LLP acted as legal counsel to Turtle Beach and O’Melveny & Myers LLP acted as legal counsel to PDP in connection with the transaction.

2024 Summary Financial Outlook

Turtle Beach is pleased with its share gains experienced during the holiday season, its ongoing cost improvement initiatives, and its 2024 product portfolio, all of which continue to highlight the meaningful, recent positive momentum on both the top and bottom-line for the Company.

The acquisition of PDP adds significant financial benefits to Turtle Beach that, in conjunction with synergies realized, fundamentally transforms the financial profile of the Company.

Accordingly, the Company expects 2024 net revenues to be in the range of $370 million to $380 million, with the growth driven primarily by the acquisition of PDP and the expected out-performance of the gaming markets in specific categories based on the Company’s product plans for 2024. Additionally, in light of the Company’s strong execution on its efficiency and profitability initiatives, the Company expects pro forma combined Adjusted EBITDA to be between $51 million and $54 million, which incorporates approximately 9 months of operations from PDP.

In the first full four quarters of operation (Q2 2024 through Q1 2025), the combined Company expects total net sales to be in the range of $390 – $410 million and Adjusted EBITDA to be in the range of $60 – $65 million.

Intends to Launch a Modified Dutch Auction Tender Offer within One (1) Month

To drive further value for Turtle Beach shareholders, the Company announced today that it intends to launch a modified “Dutch Auction” Tender Offer (the “Tender Offer”) to purchase up to $30 million in value of its common stock (the “Common Stock”) at a price per share not less than $13.75 per share and not greater than $15.00 per share, less any applicable withholding taxes and without interest, using available cash on hand and available borrowing capacity. On March 12, 2024, the closing price of the Common Stock was $11.03 per share, setting the low-end of the Tender Offer range at a 25% premium to the most recent closing share price. The Tender Offer is anticipated to commence on or about April 10, 2024 and is expected to expire at 12 midnight, New York City time, at the end of the day on or about May 10, 2024, unless extended or terminated.

A modified “Dutch Auction” Tender Offer allows shareholders to indicate how many shares of Common Stock and at what price within the range described above they wish to tender their shares. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest per-share price that will enable it to acquire up to $30 million in value of Common Stock.

The Company’s Board believes the modified “Dutch Auction” Tender Offer structure is a mechanism that affords shareholders with an opportunity to obtain liquidity with respect to all or a portion of their shares, with less potential disruption to the share price and the usual transaction costs inherent in open market purchases and sales.

Executive Management and the Board of Directors of Turtle Beach do not plan on participating in the tender offer.

Announcement of Chief Executive Officer

The Company announced that Turtle Beach’s Board of Directors has appointed Cris Keirn as Chief Executive Officer and to the Board of Directors, effective immediately. The appointment concludes a comprehensive CEO search process, launched by the Board in the second quarter of 2023, with the mandate to appoint a highly qualified leader with extensive product innovation, operational and transformational experience, and capable of delivering strong financial and operational results to drive future growth across the business.

Mr. Keirn joined Turtle Beach in 2013 and has been a key contributor in the transformation of Turtle Beach’s product portfolios, including in his role as Vice-President of Business Planning and Strategy prior to his executive role in sales. Mr. Keirn has also led sales operations, customer care and market analytics teams for the Company. Prior to joining Turtle Beach, Cris held leadership positions over a 17-year span in multiple divisions at Motorola across engineering, product management, operations, quality and customer relations.

“I’m honored to work with the amazing team at Turtle Beach, now including our new colleagues from PDP, as we continue to deliver fantastic new products for gamers and value to our shareholders,” said Keirn. “Working with our industry partners, and with the combined expertise of our teams, we will drive a transformational change to the company’s scale and execution with innovation and expansion of our leadership positions across gaming accessory categories.”

“After a comprehensive review of strategic actions and significant engagement by the Board of Directors, I am excited about the announcements made today that we believe will create substantial value for Turtle Beach shareholders,” said Terry Jimenez, Chairman of the Board of Directors and Chairman of the Value Enhancement Committee. “Acquiring PDP, announcing a modified Dutch auction tender offer, and appointing Cris Keirn as our next CEO are significant outcomes that are a result of a thorough review of our business opportunities ahead. We are pleased to welcome the PDP team to Turtle Beach, and we look forward to benefiting from our improved financial profile, gaming product portfolio and industry-leading team. In addition, we are pleased to welcome both Cris and Dave to our Board, both of whom are excellent additions. We’re also excited to have Cris leading the business as CEO and believe his industry expertise and leadership skills are critical to advancing our strategy to drive growth across our gaming accessories businesses and generate substantial profit. Ultimately, each of these outcomes better position the Company for future success and value creation for shareholders.”

Conference Call Details

Turtle Beach will host a conference call today, March 13, 2024, at 5:00 p.m. ET / 2:00 p.m. PT to review the transaction, detail its fourth quarter and full year 2023 earnings results and host a question-and-answer session. A live webcast of the call will be available on the “Events & Presentations” page of the Company’s website at www.turtlebeachcorp.com. To access the call by phone, please go to this link (registration link) and you will be provided with dial-in details. To avoid delays, we encourage participants to dial into the conference call 15 minutes ahead of the scheduled start time. A replay of the webcast will also be available for a limited time at www.turtlebeachcorp.com.

Non-GAAP Financial Measures

In addition to its reported results, the Company has included in this release certain financial metrics, including adjusted EBITDA, that the Securities and Exchange Commission define as “non-GAAP financial measures.” Management believes that such non-GAAP financial measures, when read in conjunction with the Company’s reported results, can provide useful supplemental information for investors analyzing period-to-period comparisons of the Company’s results. Non-GAAP financial measures are not an alternative to the Company’s GAAP financial results and may not be calculated in the same manner as similar measures presented by other companies. “Adjusted EBITDA” is defined by the Company as net income (loss) before interest, taxes, depreciation and amortization, stock-based compensation (non-cash), and certain non-recurring special items that we believe are not representative of core operations, as further described in Table 4 of our Full Year 2023 Earnings Release. These non-GAAP financial measures are presented because management uses non-GAAP financial measures to evaluate the Company’s operating performance, to perform financial planning, and to determine incentive compensation. Therefore, the Company believes that the presentation of non-GAAP financial measures provides useful supplementary information to, and facilitates additional analysis by, investors. The non-GAAP financial measures included herein exclude items that management does not believe reflect the Company’s core operating performance because such items are inherently unusual, non-operating, unpredictable, non-recurring, or non-cash. See a reconciliation of GAAP results to Adjusted EBITDA included as Table 4 in our Full Year 2023 Earnings Release for each of the three and twelve months ended December 31, 2022 and December 31, 2023.

About Turtle Beach Corporation

Turtle Beach Corporation (the “Company”) (www.turtlebeachcorp.com) is one of the world’s leading gaming accessory providers. The Company’s namesake Turtle Beach brand (www.turtlebeach.com) is known for designing best-selling gaming headsets, PC gaming products, top-rated game controllers, and groundbreaking gaming simulation accessories. Innovation, first-to-market features, a broad range of products for all types of gamers, and top-rated customer support have made Turtle Beach a fan-favorite brand and the market leader in console gaming audio for over a decade. Turtle Beach’s shares are traded on the Nasdaq Exchange under the symbol: HEAR.

Cautionary Note on Forward-Looking Statements

This press release includes forward-looking information and statements within the meaning of the federal securities laws. Except for historical information contained in this release, statements in this release may constitute forward-looking statements regarding assumptions, projections, expectations, targets, intentions or beliefs about future events. Statements containing the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “goal,” “project,” “intend” and similar expressions, or the negatives thereof, constitute forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. The inclusion of such information should not be regarded as a representation by the Company, or any person, that the objectives of the Company will be achieved. Forward-looking statements are based on management’s current beliefs and expectations, as well as assumptions made by, and information currently available to, management.

While the Company believes that its expectations are based upon reasonable assumptions, there can be no assurances that its goals and strategy will be realized. Numerous factors, including risks and uncertainties, may affect actual results and may cause results to differ materially from those expressed in forward-looking statements made by the Company or on its behalf. Some of these factors include, but are not limited to, risks related to inflationary pressures, optimizing our product portfolio, reducing our cost of goods and operating expenses, reductions in logistic and supply chain challenges and costs, the substantial uncertainties inherent in the acceptance of existing and future products, the difficulty of commercializing and protecting new technology, the impact of competitive products and pricing, including promotional credits and discounts, general business and economic conditions, risks associated with the future direction or governance of the Company, risks associated with the expansion of our business, including the integration of any businesses we acquire and the integration of such businesses within our internal control over financial reporting and operations, our indebtedness, liquidity, and other factors discussed in our public filings, including the risk factors included in the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and the Company’s other periodic reports filed with the Securities and Exchange Commission. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, the Company is under no obligation to publicly update or revise any forward-looking statement after the date of this release whether as a result of new information, future developments or otherwise.

All trademarks are the property of their respective owners.

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MacLean Marshall

Sr. Director, Public Relations &

Brand Communications

Turtle Beach Corporation

858.914.5093

maclean.marshall@turtlebeach.com

Investor Information:

Alex Thompson

Gateway Group

949.574.3860

hear@gateway-grp.com

Source: Turtle Beach Corporation

Contact Us

Public Relations

MacLean Marshall

Sr. Dir. PR & Brand Communications

Email: maclean.marshall@turtlebeach.com

Investor Relations

Cody Slach or Alex Thompson

Gateway Group

Email: HEAR@gateway-grp.com

Turtle Beach Customer Service

Email: sales@turtlebeach.com

Turtle Beach Technical Support

Email: support@turtlebeach.com

Roccat Technical Support

Email: support@roccat.com

Exhibit 99.2

TURTLE BEACH CORPORATION INVESTOR PRESENTATION NASDAQ: HEAR | MARCH 13, 2024

SAFE HARBOR STATEMENT & IMPORTANT INFORMATION Forward-Looking Information and Statements This presentation, including the appendix, includes forward-looking information and statements within the meaning of the federal securities laws. Except for historical information contained in this release, statements in this release may constitute forward-looking statements regarding assumptions, projections, expectations, targets, intentions or beliefs about future events. Statements containing the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, “goal”, “project”, “intend” and similar expressions, or the negatives thereof, constitute forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. The inclusion of such information should not be regarded as a representation by the Company, or any person, that the objectives of the Company will be achieved. Forward-looking statements are based on management’s current beliefs and expectations, as well as assumptions made by, and information currently available to, management. While the Company believes that its expectations are based upon reasonable assumptions, there can be no assurances that its goals and strategy will be realized. Numerous factors, including risks and uncertainties, may affect actual results and may cause results to differ materially from those expressed in forward-looking statements made by the Company or on its behalf. Some of these factors include, but are not limited to, risks related to inflationary pressures, optimizing our product portfolio, reducing our cost of goods and operating expenses, reductions in logistic and supply chain challenges and costs, the substantial uncertainties inherent in the acceptance of existing and future products, the difficulty of commercializing and protecting new technology, the impact of competitive products and pricing, including promotional credits and discounts, general business and economic conditions, risks associated with the future direction or governance of the Company, risks associated with the expansion of our business, including the integration of any businesses we acquire and the integration of such businesses within our internal control over financial reporting and operations, our indebtedness, liquidity, and other factors discussed in our public filings, including the risk factors included in the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and the Company’s other periodic reports filed with the Securities and Exchange Commission. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, the Company is under no obligation to publicly update or revise any forward-looking statement after the date of this release whether as a result of new information, future developments or otherwise. This presentation also contains trademarks and trade names that are property of their respective owners. Non-GAAP Financial Measures In addition to its reported results, the Company has included in this presentation, including the appendix, certain financial results, including adjusted EBITDA, that the Securities and Exchange Commission define as “non-GAAP financial measures.” Management believes that such non-GAAP financial measures, when read in conjunction with the Company’s reported results, can provide useful supplemental information for investors analyzing period-to-period comparisons of the Company’s results. Non-GAAP financial measures are not an alternative to the Company’s GAAP financial results and may not be calculated in the same manner as similar measures presented by other companies. “Adjusted EBITDA” is defined by the Company as net income (loss) before interest, taxes, depreciation and amortization, stock-based compensation (non-cash), and certain non-recurring special items that we believe are not representative of core operations, as further described in the Appendix hereto. These non-GAAP financial measures are presented because management uses non-GAAP financial measures to evaluate the Company’s operating performance, to perform financial planning, and to determine incentive compensation. Therefore, the Company believes that the presentation of non-GAAP financial measures provides useful supplementary information to, and facilitates additional analysis by, investors. The presented non-GAAP financial measures exclude items that management does not believe reflect the Company’s core operating performance because such items are inherently unusual, non-operating, unpredictable, non-recurring, or non-cash. See a reconciliation of GAAP results to Adjusted EBITDA included in the Appendix hereto for each of the three and nine months ended September 30, 2023 and 2022. 2

WELCOME TO THE BEACH! 3

TURTLE BEACH IS… A TOP 5 GAMING ACCESSORY LEADER and the second largest third-party brand in the $8.4B(1) multi-category global gaming accessories market. THE BEST-SELLING GAMING HEADSET BRAND for the past 14 years, and one of the most recognized brand names in gaming. • Gaming Headsets with over 72-million headsets sold since 2010 • PC Gaming Peripherals featuring award-winning keyboards, mice, & more • Simulation & Game Controllers including the top-selling flight simulation model in the US(2) AN INDUSTRY-LEADING INNOVATOR WITH OVER 400 PATENTS at the forefront of technology, with accessories for every gamer at every price point. 1. Newzoo Peripheral Market Forecast, June 2023 & Internal Estimates 2. Source: Circana, Retail Tracking Service, U.S., Video Game Accessories, Flight Controllers, Dollar Sales by Item, January-December 2023

TOP BRAND LOYALTY & CUSTOMER SERVICE MILLIONS OF FANS TRUST TURTLE BEACH TO PROVIDE THE BEST GAMING EXPERIENCE, INCLUDING CUSTOMER SUPPORT Turtle Beach had the highest headset brand loyalty(1) among On Trustpilot, Turtle Beach is a top-rated brand with active PC and/or console headset owners in the U.S. hundreds of reviews and a still rising 4.9/5 review score average with an “Excellent” rating. of consumers will buy more from companies that 89% deliver an exceptional customer support experience(2). 1,766 4.9 of customers say customer 96% service is important in their choice of loyalty to a brand(3). FROM TURTLE BEACH TRUSTPILOT REVIEWS HOW Totally and completely satisfied with the customer ” service, quality and coverage of your company and 1. Newzoo consumer research, May-August 2023. Gamers play at least once a month on either products. Will definitely recommend and will be a platform. Console manufacturers excluded. continued customer. Thank you.” 2. NICE CXone CX Transformation Benchmark – Study 2018 via Salesforce 3. HubSpot Annual State of Service Research Report 2020 5

COMPELLING PARTNERSHIPS A SAMPLING OF TURTLE BEACH’S CURRENT CREATOR & ESPORTS PARTNERSHIPS Gen ..G E sports Global E sports Team Ali-A Mahluna Dr Disrespect Shlorox 41M Reach 951k Reach 11M Reach 663k Reach UCSD Esports Team GO Nicewigg Black Krystel Big Cheese Kay Pea 1st Collegiate French Esports Team 1.2M Reach 2M Reach 227k Reach 2M Reach Partnership Competing in LoL, Fort nite, Super Smash Bros. 6

A HISTORY OF INNOVATION TURTLE BEACH HAS A RICH HISTORY OF LAUNCHING PRODUCTS WITH GROUNDBREAKING FEATURES 2005 2008 2014 2018 2021 2022 2023 Industry First Industry First Industry First Vulcan Controller Flight Sim Mobile First Ultra- Xbox Headset Wireless Wireless Series Keyboards Category Category Controllers Premium Category Surround Sound Xbox One Launched Entry Entry Entry Headset Entry Headset Headset 2005—2007 2008—2017 2018—2021 2021—2022 2023 2024 2007 2008 2017 2019 2021 2022 2023 2023 Industry Kone Series Stealth Acquired Microphone VR Charging First Carbon First First Mice 700/600 ROCCAT Category Category Neutral Wireless Wireless for Launched Series PC Brand Entry Entry Products Controller Xbox 360 7

ENVIRONMENTAL, SOCIAL, & GOVERNANCE Turtle Beach has published its inaugural Environmental, Social, and Governance report. The Stealth 600 Gen 2 MAX Pink & Teal headsets were Turtle Beach’s first carbon neutral products, and the Company has now published its inaugural ESG report outlining its ESG leadership and progress against ESG goals set in 2022. To view the report and learn more about Turtle Beach’s ESG goals, visit our Play With Purpose & ESG Policy pages below: https://corp.turtlebeach.com/play-with-purpose-with-turtle-beach/ https://corp.turtlebeach.com/corporate-governance/esg/ 8

TRUTLE BEACH TMX

PDP IS A LEADING GAMING ACCESSORIES COMPANY WITH STRONG MOMENTUM Top 10 Powerful Omni-Channel Premier Gaming Accessories Platform with Distribution Model Established Retail Relationships Global Gaming Hardware Manufacturer Innovative Product Portfolio Augmented by Attractive Nintendo & PlayStation Licensing Top 5 Agreement Global Gaming Controller Manufacturer Attractive License Portfolio Multifaceted Design Capabilities with a Robust Product Pipeline 50+ Countries with Retail Distribution Effective “Good, Better, Best” Pricing Strategy Driving Cross Channel Share Gain 30+ Years in Differentiated Product Offering Passionate and Rapidly Growing Business Global Consumer Following Founded in 1990 Impressive Financial Performance with Category Leader Multiple Levers for Sustainable Growth In Desirable Controller Category Controllers Headsets 10

STRATEGIC SUMMARY Expands Complementary Overall Portfolio l Significantly grows breadth of controllers and other incremental product categories l Strengthens attractive licensed portfolios including valuable Nintendo and Sony partnerships l Expands product offering including licensed models within core console headsets Integrates Sales & Distribution Capabilities l Adds $115 – $120 million of projected annualized net revenue in diversified categories l Increases distribution footprint and consolidates retail relationships across all channels l Expands retail positions in both the U.S. and other countries Greatly Enhances Profitability Profile l Combined gross margin % contribution estimated in the mid-30’s l Enables operational efficiencies with end-to-end consolidation and increased purchasing power l Results in projected double-digit Adjusted EBITDA margin % with meaningful synergies Combines Talented Teams l Integrates key PDP talent into Turtle Beach structure for continuity and best results l Strengthens organizational talent throughout all levels of the Company l Capitalizes on shared expertise in product development, sales, marketing, and operations Drives Meaningful & Accretive Scale l Combines portfolios synonymous with category leadership in gaming l Builds on diverse, strong positions in headsets, controllers, simulation, and other categories l Modest leverage and high cash flow generation allow for investment in both organic growth and return of capital to shareholders 11

GAMING ACCESSORY MARKETS & PRODUCTS 12

GAMING MARKET IS GROWING GAMING HIGHLIGHTS Console Hardware Growth Global Gamer #’s Surging $17B in 2022 expected to grow Forecast to reach 3.7B gamers to $22B by 2025(2) with current around the world in 2026. generation supply vastly improved CAGR 3.7% 2021-2026(1) Gaming Engagement & Gaming Simulation Growth ~30 – 130 Share of Time Spent Stunning realism is fueling the Hours to Complete Leads among most entertainment, $1.2B gaming simulation market including sports and fitness, including racing and flight(3) movies, and music Gaming Software Growth ~30 – 80 $184B in 2023 expected to grow to Hours to Complete over $205B by 2026(1). 1. Newzoo Games Market Report and Forecast January 2024 2. DFC Hardware Forecast July 2023 3. Internal Estimates updated Feb 2024 13

EXECUTING OUR GROWTH STRATEGY TO FUEL TURTLE BEACH’S POSITION AS THE 2ND LARGEST 3RD PARTY GAMING ACCESSORY MAKER Targets: Revenue 10%+ CAGR EBITDA 10%+ Margins Global Market Sizes: Newzoo Peripheral Market Forecast, June 2023 & Internal Estimates

PDP’S BROAD PRODUCT PORTFOLIO WITH STRONG INNOVATION & DESIGN… Controllers Headsets Accessories Nintendo Switch White Afterglow Nintendo Switch Oled Nintendo Switch Moonlight Nintendo Switch Sonic Go Nintendo Switch Joy-Con Nintendo Switch Joy-Con Wave Wireless Controller Rematch Controller Black Airlite Wired Headset Fast Realmz Wired Headset Charging Shuttle Charging Grip Plus Nintendo Switch Link Nintendo Switch Tails Seaside Hill Nintendo Switch Radiant Nintendo Switch Aloha Nintendo Princess Peach Nintendo Super Mario Rock Candy Controller Zone Realmz Wireless Controller Racers Airlite Wired Headset Airlite Wired Headset Travel Case Travel Case PS5, PS4 & PC Victrix Pro Xbox Series X|S & PC PS5 & PC Airlite PS5 & PC Victrix Gambit PC Victrix Pro FS 12 BFG Wireless Controller Purple Afterglow Wave Controller Pro Wireless Headset Wireless Headset Riffmaster Arcade Flight Stick Xbox Series X|S & PC Victrix Gambit Dual Core Xbox Series X|S & PC Xbox Series X|S & PC Xbox Series X|S PS5 White Metavolt Phantasm Red Wired Controller Tournament Controller Pro AF Headset Airlite Headset Nemesis Media Remote Dual Charger Differentiated Product Offering Underpinned by Attractive Controller and License Business 15

…IS HIGHLY COMPLEMENTARY TO TURTLE BEACH’S CATALOG OF PRODUCTS Headsets PC Peripherals Controllers & Simulation St um Stealth Pro Ultra Stealth 700 Gen 2 MAX Stealth 700 Gen 2 MAX Wireless Controller for Xbox & PC Premium Multiplatform Premium Multiplatform Dr Disrespect Limited for Xbox & PC Wireless Headset Wireless Headset Edition Headset for PS Kone XP Air Burst Pro Air Kone Pro Dr Disrespect Premium Wireless Mouse Wireless Mouse Wired Mouse REACT-R Wired Controller Atom Controller for Xbox & PC for iOS & Android Stealth 600 Gen 2 MAX Stealth 600 Gen 2 USB Multiplatform Wireless Wireless Headset for Headset Xbox & PlayStation Vulcan II Mini Air Optical Vulcan II MAX Premium Wireless 65% Mini Keyboard Optical Wired Keyboard VelocityOne Flight Universal Flight k Co PC Magma/Magma Mini Vulcan II Mechanical Membrane Keyboards Wired Keyboard Recon 70 Multiplatform Recon 50 Multiplatform Wired Headset Wired Headset Velo ium HOTAS Controller for PC Wheel x & PC Industry Leading Gaming Accessories Portfolio Built on Innovation & Groundbreaking Technology 16

THE MARKET LEADER IN CONSOLE GAMING HEADSETS – BY FAR FOR THE PAST 14 YEARS AND COUNTING #1 GAMING HEADSET(1) #1 SHARE POSITION(1) PROVIDER FOR XBOX & PLAYSTATION HIGHEST REVENUE AND UNIT SHARE 00 .0 0% 0 .0% ..0% . STRONG BRAND & REPUTATION AMONG GAMERS, RETAILERS, GAMING INDUSTRY Competitors Turtle Beach PRODUCT INNOVATION U.S. CONSOLE WITH UNIQUE FEATURES, MANY PATENTED GAMING HEADSET WHY & HOW REVENUE SHARE GLOBAL RETAIL STRENGTH 2023 ~320K+ GLOBAL POINTS OF DISTRIBUTION OTHER STRONG PARTNERSHIPS 60% WITH LEADING INFLUENCERS, CONTENT CREATORS 7 OF THE TOP 10 SELLERS(2) 10 OF THE TOP 20 SELLERS(1) OVERALL ARE TURTLE BEACH OVERALL ARE TURTLE BEACH 1. Circana, Retail Tracking Service, U.S., Video Game Accessories, Headsets/Headphones, Dollar Sales, January-December 2023 2. Circana, Retail Tracking Service, U.S., Video Game Accessories, Headsets/Headphones, Unit Sales by item, January-December 2023 17

A COMPLETE PORTFOLIO OF CONSOLE GAMING HEADSETS ENABLES CONSUMER UPGRADES OVER TIME, FROM ENTRY-LEVEL TO ULTRA-PREMIUM Feature Upgrades & Improvements 40 mm Memory Mic Bluetooth & Ultra-Wireless Speakers Wired Foam Monitoring App-Based Premium Connectivity Multiplatform Metal-Reinforced Settings Everything Connectivity Headband Audio Performance Glasses-Friendly Large 50mm Microphone Cushions Presets Active Noise- Audiophile Speakers Cancellation Sound $24.99 $39.99 $59.95 $99.95 $129.95 $199.95 $329.99 Entry-Level & Casual Gamers Enthusiast/Core Gamers High-End Gamers Plays Approx. 4-6 Hours Per Week Plays 7-15 Hours Per Week Plays 15+ Hours Per Week Innovations that drive immersion, enjoyment, and competitive advantages at every price point 18

PC GAMING ACCESSORIES $3.2B PC Gaming Accessories Market Total addressable market for PC gaming accessories, including keyboards, mice, PC headsets is roughly $3.2B(1). Award-Winning Product Line Turtle Beach entered the PC gaming accessories market in 2019 and has significantly expanded its lineup of award-winning PC gaming accessories. Performance Meets Stunning Design PC gaming accessories are well-known for combining performance-driven features and functionality with the brand’s sleek modern style and beautiful RGB lighting. 1. Newzoo Peripheral Market Forecast, June 2023 19

GAMING CONTROLLERS $500M 3rd Party Controllers Market Total addressable market for third-party gamepad controllers is roughly $500M(1) with the same retail footprint and consumer base that knows and loves Turtle Beach headsets. Microsoft Partnership Leveraged Microsoft partnership to enter the gamepad controller market with wired products for Xbox consoles and Windows PCs, and unique wireless mobile controllers. Award-Winning Products Powerful game controller market entry with the multi award-winning, top-rated Designed for Xbox Recon Controller. First and only controller products with proprietary audio features like Superhuman Hearing. Controller Portfolio Expansion Growing portfolio of game controllers including mobile and cloud with additional launches planned. 1. Newzoo Peripheral Market Forecast, June 2023 & Internal Estimates 20

GAMING SIMULATION ACCESSORIES $1.2B Simulation Accessories Markets PC/console flight sim hardware adds over $419M(1) in global market opportunity and is ripe for new products and innovation. Racing sim adds another $773M(1). Flight Sim 2020 PC Launch MSFT Flight Sim 2020 launched on PC August 2020, on Xbox Series X|S in 2021 capturing gamers on console, then Xbox Cloud in 2022 for Xbox One, PC’s and mobile. VelocityOne Flight Best-Seller Turtle Beach launched its first simulation product, VelocityOne Flight Universal Control System, in late 2021, which became the gaming industry’s market share leader for flight controllers in the U.S(2). Simulation Accessory Expansion In 2022, Turtle Beach launched the follow-on VelocityOne Rudder pedals, Stand, and Flightstick products, and all received top ratings from flight sim enthusiasts and reviewers. Entry into Racing sim is in process. 1. Internal Estimates, Updated Feburary 2024 2. Circana /Video Game Accessories/Flight Controllers/Dollars/FY23, YTD 2024 21

LEADERSHIP ACROSS GAMING CATEGORIES CONSOLE PC GAME GAMING HEADSETS PERIPHERALS CONTROLLERS SIMULATION Best Flight Stick for Xbox Best Wireless Xbox Headset • Global market leader • #1 selling flight controller in • First game controller with • #3 best-selling keyboard in 2022 & YTD 2023 in US, & #2 • #1 share position both in built-in audio & EQ settings Germany in 2023 Seller in UK YTD 2023 value & volume in US & UK for Console Gaming • Expanding wired & wireless • #3 in market share in • Developed in collaboration Headsets in 2023 controller line for Xbox, keyboards in Germany with aeronautical engineers PC, mobile & pilots • 10 of top-20 in US and 11 of • Multi-award-winning PC Vibrant colors and the top 20 in UK best- • new gaming peripherals • Team with 25+ years selling console game-winning features experience designing gaming headsets by gaming sim accessories revenue in 2023 22

MEET TURTLE BEACH’S LEADERSHIP TEAM Joined in 2013 & has spent the last 7 years leading the Turtle Beach’s global sales team CRIS • 25+ years in consumer electronics and automotive Joined in 2013 & leads the teams that design KEIRN • 17 years with Motorola in engineering, and produce Turtle Beach accessories CEO product management, operations, quality MATT • 20+ years in the consumer electronics & customer relations industry SEYMOUR • Previously with Sony leading television SVP, portfolio planning & development, product Joined in 2013 & and oversees all of PRODUCT MANAGEMENT marketing Turtle Beach’s finance operations JOHN • 15+ years in CFO roles at multiple publicly traded companies Joined in 2014 & makes sure Turtle Beach HANSON • EVP & CFO at Dialogic accessories can be found the world over CFO • CFO at One Communications Corp JOSE • Former Sr. Director, Global Supply Chain ROSADO Operations for HP • 22 years of supply chain management with Joined in 2017 & ensures Turtle Beach SVP, Motorola, ON Semiconductor, HP, Cisco JOE stays at the forefront of technology GLOBAL OPERATIONS STACHULA • 20+ years in consumer electronics CTO & SVP, • 12 years at Plantronics engineering Joined in 2020 & drives all of Turtle PRODUCT audio headsets RYAN Beach’s global marketing initiatives DEVELOPMENT • 15+ years of brand, consumer, and digital DELL 2025 marketing experience Joined in 2014 as the head of Turtle Beach’s SVP, • Formerly CMO at MVMT, VP of Marketing Legal & oversees Human Resources MARKETING & Acquisitions at FTD Companies (Pro MEGAN • 5 years with I-Flow, a Kimberly-Clark Flowers, Shari’s Berries) WYNNE Health Care Company GENERAL • 13 years with Morris Polich & Purdy COUNSEL law firm 23

MEET TURTLE BEACH’S BOARD OF DIRECTORS 25+ years senior leadership experience in Nearly 30 years of experience in executive capital markets and investment management leadership, M&A, and capital allocation JULIA W. • Impact investor supporting clients’ strategies and SZE generating growth TERRY • Former CEO, President, and board member at • Board member for Cavco Industries, Inc, Laird JIMENEZ Tribune Publishing, a media company with Norton Wealth Mgt., Tern Bicycles $1B annual revenue. • Former CIO, Wells Fargo Family Wealth Group CHAIRMAN • Former Partner, IBM Global Business Services, and former board Chairman for BestReviews • Currently board member for NIU College of 20+ years of financial, investing, and senior Business management experience MICHELLE D. • Co-Founder and Co-Chief Executive Officer of Isos Capital Management, an independent investment firm 40 years of experience as an executive, WILSON • Former Co-President, board member and Chief investor and entrepreneur Revenue & Marketing Officer for World Wrestling Entertainment, Inc. GREGORY • General partner with Eleven Ventures • Former SVP, Mobile & Social Games at Warner BALLARD Bros, and former CEO of Glu Mobile 15+ years financial services • Former President or CEO at Virgin USA, SonicBlue industry experience Inc, Ancestry.com, 3DFX Interactive and Capcom • Founder & CIO of The Donerail Group – an WILLIAM investment & advisory firm WYATT • Former Portfolio Manager, Starboard Value LP – a New York-based investment advisor • Formerly held investment, advisory, & leadership Nearly 40 years of finance, accounting and roles at Empyrean Capital, Magnetar Capital, & senior management experience Goldman Sachs KATHERINE L. • Currently CEO, KLS Advisors, Inc. – a financial & SCHERPING exec leadership firm 30+ years of experience with Fortune 500 • Former CFO for National CineMedia, Inc.. • Former CEO/CFO of Quiznos companies and tech startups DR. ANDREW • Founder & principal of Wolfe Consulting WOLFE • Former CTO for SONICblue, Inc. • Expert in IP strategy and licensing; Lecturer at Santa Clara University 24

FINANCIALS & INVESTOR HIGHLIGHTS 25

2023 KEY RESULTS Strong US Video Games Market in Dec. 2023 and full year 2023 • Consumer spending on video games content, hardware, and accessories was up 1% for 2023, and 4% in December 2023 over the same period last year. • While consumer spending on hardware stayed flat in 2023, it was up 4% in Dec 2023 YOY. • Spending on gaming accessories was up 14% in Dec 2023 and up 4% in 2023 YOY. FY 2023 RESULTS Q4 2023 RESULTS vs. FY 2022 vs. Q4 2022 • Video game content spending was up 1% for 2023 and up 3% in Dec 2023. • Unconstrained console supply, possible new console upgrades and releases, and overwhelming success of Net Revenue +7.5% YOY Net Revenue -1.3% YOY $258.1M vs. $240.2M $99.5M vs. $100.9M some new games early in the year are positive indicators going into 2024. Turtle Beach Continues Outpacing the Gaming Accessories Market Adjusted EBITDA Adjusted EBITDA +$36.4M YOY +$12.9M YOY • In Dec 2023 the market was up 4.8% while Turtle Beach was up 6.2%. $6.5M vs. $(29.9)M $14.0M vs. $1.0M • In Q4 2023 the market was down 4.8% while Turtle Beach was up 2.7%. • In 2023 the market was down 0.7% while Turtle Beach was up 3.1%. Net Income +$41.9M Net Income +$31.8M • Turtle Beach had a leading share of 38.4% in 2023, and 40.8% in Q4 2023 and Dec 2023(1). YOY YOY $(17.7)M vs. $(59.5)M $8.6M vs. $(23.2)M • 10 of the top 20 best-selling console gaming headset models in US in 2023(1) were Turtle Beach. • Significant share growth in premium tier (+$200) for console gaming headsets in US and UK in 2023. EPS +$2.59 YOY EPS +$1.87 YOY • Turtle Beach has the #1 selling model for flight controllers in US and grew revenue and share YOY $(1.03) vs. $(3.62) $0.47 vs. $(1.40) in 2023(2). Continued Strong Continued Strong YOY Revenue Growth and Improved Adjusted EBITDA Q4 2023 Balance Sheet Balance Sheet • Reflects outperformance of accessories markets and stabilized channel inventories as well as increased demand for console gaming headsets and flight simulation. • Improvements from business mix, lower freight costs and promotional credits. • Proactive expense management resulted in a ~13% decline in recurring operating expenses YOY. 1. Circana, Retail Tracking Service, U.S., Gaming Accessories, Headsets/Headphones, Dollar Sales 2. Circana, Retail Tracking Service, U.S., Video Game Accessories, Flight Controllers, Dollar Sales 26

2024 GUIDANCE 2024 GUIDANCE1 Net Revenue(1) Adj. EBITDA(1) $370M—$380M $51M—$54M up 43%—47% up $44M—$47M vs. 2023 vs. 2023 Strong January 2024 Results: Market revenue is up YOY and Turtle Beach unit share over 50% 1. 2024 Net Revenue and Adj. EBITDA guidance incorporates approximately 9 months of operations from PDP acquisition, which closed on March 13, 2024. 27

TURTLE BEACH X PDP: A COMPELLING & COMPLEMENTARY FINANCIAL PROFILE PDPPro Forma Company Financial Estimate Overview $115M – $120M 1st Full Four Quarters Net Revenue $22M – $28M NTM Adjusted EBITDA, Including Partial Synergies $10M - $12M of Annual Cost Synergies, Fully Realized by 2H 2025 50%+ Revenue Contribution From Category-Leading Controller Business $390M – $410M NTM Net Revenue (Q2 2024 – Q1 2025) $60M – $65M NTM Adjusted EBITDA (Q2 2024 – Q1 2025) More Diversified Product Mix, With Category Leading Positions Scaled, Lean Business Model

QUARTERLY FINANCIAL REVIEW $ Millions Q4 2022 Q4 2023 Commentary (except per-share data) Reflects softer-than-expected console gaming headset market in Revenue $100.9 $99.5 October and November but returned to growth in late December. Year-over-year improvement primarily driven by lower freight costs and Gross Margin 19.8% 32.0% promotional credits. Excluding non-recurring costs, Q4 2022 gross margin was 24.3%. Reflects the benefit from proactive expense management resulting in a Operating Expenses $28.1 $23.4 ~13% decline in recurring operating expenses year-over-year Net Income (Loss) $(23.2) $8.6 Reflects above factors Diluted EPS $(1.40) $0.47 Reflects above factors Adjusted EBITDA(1) $1.0 $14.0 Reflects higher revenue, improved margins and lower expenses Diluted Shares 16.6M 18.4M 1. See appendix for a reconciliation of non-GAAP measures 29

FULL YEAR FINANCIAL REVIEW $ Millions 2022 2023 Commentary (except per-share data) Reflects outperformance of accessories markets, increased demand for Revenue $240.2 $258.1 console gaming headsets and flight simulation, and share gains across key categories and geographies Year-over-year improvement primarily driven by lower freight and Gross Margin 20.5% 29.3% logistics costs. Excluding non-recurring costs, 2022 gross margin was 24.6%. Reflects the benefit from proactive expense management resulting in a Operating Expenses $100.7 $91.9 ~11% decline in recurring operating expenses year-over-year Net Income (Loss) $(59.5) $(17.7) Reflects above factors Diluted EPS $(3.62) $(1.03) Reflects above factors Adjusted EBITDA(1) $(29.9) $6.5 Reflects higher revenue, improved margins and lower expenses Diluted Shares 16.5M 17.1M 1. See appendix for a reconciliation of non-GAAP measures 30

LONG-TERM FINANCIAL TARGETS Metric Target Revenue 10%+ CAGR Gross Margins % Mid-high 30’s Adjusted EBITDA 10%+ Margins Maintain leadership in gaming headsets and controllers Continue to drive growth in adjacent accessories categories Proactively manage operating expenses 31

APPENDIX 32

GAAP NET INCOME TO ADJUSTED EBITDA RECONCILIATION FOURTH QUARTER & FULL-YEAR 2023 COMPARED TO 2022 Three Months Ended 12 Months Ended December 31, 2023 December 31, 2022 December 31, 2023 December 31, 2022 Net Income (Loss) $8,552 $(23,233) $(17,679) $(59,546) Interest expense 251 577 504 1,220 Depreciation and amortization 1,166 1,352 4,839 5,816 Stock-based compensation1 3,429 2,209 11,983 7,984 Income tax expense (39) 16,864 338 5,093 Impairment charge2—1,896—1,896 Restructuring expense3 (43)—1,061 556 CEO transition related costs4 — 2,874 -Business transaction expense5 653—653 -Proxy contest and other6 (15) 1,372 1,921 7,092 Adjusted EBITDA $13,954 $1,037 $6,494 $(29,889) 1. Increase in stock-based compensation in the year ended December 31, 2023 over the comparable prior year period primarily driven by $4.0 million dollar charge related to accelerated vesting of equities associated with the separation of our former CEO. 2. Impairment charge includes costs related to impairment of intangible assets. 3. Restructuring charges are expenses that are paid in connection with reorganization of our operations. These costs primarily include severance and related benefits. 4. CEO transition related expense includes one-time costs associated with the separation of its former CEO. Such costs included severance, bonus, medical benefits and the tax impact of accelerated vesting of stock-based compensation. 5. Business transaction expense includes one-time costs we incurred in connection with acquisitions including professional fees such as legal and accounting along with other certain integration related costs of the acquisitions. 6. Proxy contest and other primarily includes one-time legal, other professional fees, as well as employee retention costs associated with proxy challenges presented by certain shareholder activists. 33

BALANCE SHEET Balance Sheet Highlights Balance Sheet $ Millions Comments As of Dec 31, 2022 As of Dec 31, 2023 • Inventory decreased from the elevated year-ago period where the Company increased product Cash & Cash and component purchases due to longer freight $11.4 $18.7 Equivalents transit times and to reduce risks of supply shortages Inventories $71.3 $44.0 Revolver (asset-based) $19.1 $0.0 • Net debt of $(18.7)M as of December 31, 2023 improving $26.4M from prior year Net Debt (debt less $7.7 $(18.7) cash) • Cash flow from operations improved $68.9M to $27.0M for the period compared to prior year • Strong balance sheet 34

Following our comprehensive strategic review, Turtle Beach announces the highly accretive acquisition of PDP to further strengthen its leading gaming accessories portfolio, improve profitability, and meaningfully enhance scale. TRANSACTION OVERVIEW Combines two gaming leaders with best-in-class teams, significant product momentum, and proven track records of delivering profitable growth and shareholder value Transforms Turtle Beach’s operating capabilities to add meaningful scale advantages and increase breadth of portfolio Transaction value of $118 million funded through a combination of cash and equity $79.9 million of cash from cash on balance sheet and a new $50 million term loan $38.1 million of value from 3.45 million newly issued shares of Turtle Beach’s common stock representing ~16.4% of pro forma shares outstanding Net Debt / Adjusted NTM Estimated EBITDA ratio of 0.7x at deal closure combined with significant free cash flow generation will provide ample opportunities to continue shareholder friendly initiatives, including further return of capital and accretive M&A The Transaction closed immediately upon the execution of the definitive agreements, as all necessary approvals have been met Transaction is expected to be accretive across all financial metrics: sales growth, gross profit margin, adjusted diluted EPS, cash flow from operations, adjusted EBITDA and adjusted EBITDA margin Initially anticipated annual cost synergies of $10 – 12 million Full cost synergies expected to be realized by 2H 2025, with roughly half realized in CY2024 Implied post-synergy transaction multiple of 4.7x NTM Adjusted EBITDA In effort to offer liquidity to shareholders, the Company announced a large share repurchase in conjunction with the Transaction Announces the intent to launch a Reverse Dutch Tender Offer to repurchase up to $30 million of Turtle Beach common stock between a range of $13.75 - $15.00 per share, as the Board continues to maximize value creation opportunities for shareholders Should the maximum amount of the shares elect to tender, PF Net Debt / Adjusted NTM Estimated EBITDA would be 1.2x35 35

PRO FORMA FINANCIAL SUMMARY Pro Forma Company at Close (Prior to Tender Offer) ~21.1M Shares Outstanding $50M Total Debt ($0M drawn on ABL, $50M of a new Term Loan) $6.5M Cash on Balance Sheet $370M – $380M 2024E Net Revenue, assuming 9-months of PDP contributions $51M – $54M 2024E Adjusted EBITDA, assuming 9-months of PDP contributions and partial synergies Net Debt / Adjusted NTM Estimated EBITDA ratio of 0.7x at deal closure 36

PRO FORMA FINANCIAL SUMMARY FOLLOWING MAY 2024 TENDER COMPLETION Pro Forma Company (Following a Fully Exhausted $30M Tender) ~18.9M – 19.1M Shares Outstanding, Predicated on Execution Price $80M Total Debt ($30M drawn on ABL, $50M of a new Term Loan) $6.5M Cash on Balance Sheet $390M – $410M NTM Net Revenue $60M – $65M NTM Adjusted EBITDA 1.2x Net Debt / NTM Adjusted EBITDA at close, assuming full exhaustion of the $30M Tender 37

LLUSTRATIVE PRO FORMA MERGED COMPANY VALUATION EV / NTM Estimated EBITDA Multiples of Publicly Traded Gaming Peers Relative to Turtle Beach 18.9x ‘CY23 – CY24E Revenue Growth1: NTM Est. EBITDA Margin1: Net Debt / FY24 NTM EBITDA1: 2.8% 16.1% (2.0x) 11.8x 4.9% 7.7% 0.2x 10.4x 2.6% 17.0% x EV / NTM Est. EBITDA3 12.0x 11.0x 10.0x 9.0x 8.0x Implied HEAR Share Price 12.7% 15.6% 1.2x Financial estimates per Wall Street consensus as at 12-Mar-2024 (CapitalIQ) and Turtle Beach estimates Assumes $30 million of cash is drawn from the ABL to retire shares at low end of tender range and Net Debt at $73.5M. Excludes impact from potential stock option exercise, given the limited visibility to exact financial impact and marginal potential impact to illustrative share price Assumes mid-point of $62.5 million of NTM EBITDA generated by Pro Forma Company 38 2

CONTACTS Investor Relations: Alex Thompson Gateway Group Turtle Beach: +1 (949) 574-3860 MacLean Marshall HEAR@gateway-grp.com Sr. Director, Global Communications Turtle Beach Corporation +1 (310) 431-6215 maclean.marshall@turtlebeach.com

THANK YOU

Exhibit 99.3

FOURTH QUARTER & FULL-YEAR 2023 EARNINGS PRESENTATION NASDAQ: HEAR | MARCH 13, 2024

SAFE HARBOR STATEMENT & IMPORTANT INFORMATION Forward-Looking Information and Statements This presentation, including the appendix, includes forward-looking information and statements within the meaning of the federal securities laws. Except for historical information contained in this release, statements in this release may constitute forward-looking statements regarding assumptions, projections, expectations, targets, intentions or beliefs about future events. Statements containing the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, “goal”, “project”, “intend” and similar expressions, or the negatives thereof, constitute forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. The inclusion of such information should not be regarded as a representation by the Company, or any person, that the objectives of the Company will be achieved. Forward-looking statements are based on management’s current beliefs and expectations, as well as assumptions made by, and information currently available to, management. While the Company believes that its expectations are based upon reasonable assumptions, there can be no assurances that its goals and strategy will be realized. Numerous factors, including risks and uncertainties, may affect actual results and may cause results to differ materially from those expressed in forward-looking statements made by the Company or on its behalf. Some of these factors include, but are not limited to, risks related to inflationary pressures, optimizing our product portfolio, reducing our cost of goods and operating expenses, reductions in logistic and supply chain challenges and costs, the substantial uncertainties inherent in the acceptance of existing and future products, the difficulty of commercializing and protecting new technology, the impact of competitive products and pricing, including promotional credits and discounts, general business and economic conditions, risks associated with the future direction or governance of the Company, risks associated with the expansion of our business, including the integration of any businesses we acquire and the integration of such businesses within our internal control over financial reporting and operations, our indebtedness, liquidity, and other factors discussed in our public filings, including the risk factors included in the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and the Company’s other periodic reports filed with the Securities and Exchange Commission. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, the Company is under no obligation to publicly update or revise any forward-looking statement after the date of this release whether as a result of new information, future developments or otherwise. This presentation also contains trademarks and trade names that are property of their respective owners. Non-GAAP Financial Measures In addition to its reported results, the Company has included in this presentation, including the appendix, certain financial results, including adjusted EBITDA, that the Securities and Exchange Commission define as “non-GAAP financial measures.” Management believes that such non-GAAP financial measures, when read in conjunction with the Company’s reported results, can provide useful supplemental information for investors analyzing period-to-period comparisons of the Company’s results. Non-GAAP financial measures are not an alternative to the Company’s GAAP financial results and may not be calculated in the same manner as similar measures presented by other companies. “Adjusted EBITDA” is defined by the Company as net income (loss) before interest, taxes, depreciation and amortization, stock-based compensation (non-cash), and certain non-recurring special items that we believe are not representative of core operations, as further described in the Appendix hereto. These non-GAAP financial measures are presented because management uses non-GAAP financial measures to evaluate the Company’s operating performance, to perform financial planning, and to determine incentive compensation. Therefore, the Company believes that the presentation of non-GAAP financial measures provides useful supplementary information to, and facilitates additional analysis by, investors. The presented non-GAAP financial measures exclude items that management does not believe reflect the Company’s core operating performance because such items are inherently unusual, non-operating, unpredictable, non-recurring, or non-cash. See a reconciliation of GAAP results to Adjusted EBITDA included in the Appendix hereto for each of the three and nine months ended September 30, 2023 and 2022. 2

NEW PRODUCTS & LATEST NEWS 3

VELOCITYONE RACE UNIVERSAL WHEEL & PEDAL RACING SIMULATION SYSTEM Grab the Wheel and Floor It VelocityOne Race launched late February 2024 as Turtle Beach’s initial entry into the racing simulation gaming accessories market. Designed for racing sim fans on Xbox and PC, this groundbreaking wheel & pedals system leaves competitors in the dust with the latest tech and premium materials to help drivers take pole positions and win races. Racers will experience high-fidelity direct drive force feedback through VelocityOne Race’s custom-built 7.2Nm K:Drive motor and removable leather wheel, while aluminum pedals and Dynamic Brake Tek load-cell brakes simulate true-to-life braking performance.

VELOCITYONE FLIGHTDECK COMBAT HOTAS FLIGHT SIMULATION CONTROL SYSTEM Become the Top Gun with All the Right Stuff “5/5 – I never expected Turtle Beach to build my new favorite flight stick but the VelocityOne Flightdeck is perfect.” – Windows Central Designed for air and space flight combat fans on Windows PCs, Turtle Beach’s VelocityOne Flightdeck HOTAS (Hands On Throttle And Stick) Controller was unveiled late December 2023 and launched early February 2024. The Flightdeck’s controls mirror those of today’s state-of-the-art fighter jets and advanced spacecraft, offering pilots a peerless experience with its wide assortment of customization to suit their flight missions. 5

STEALTH ULTRA PREMIUM WIRELESS SMART GAME CONTROLLER Turn Your Controller Into A Command Center “9/10 – what The Xbox Elite Controller Should Have Been.” – IGN.com Turtle Beach’s new king of wireless controllers for gamers on Xbox and PC launched December 2023 and has set the new standard for what gamers should expect in a top-of-the-line gamepad. The Stealth Ultra’s premium features include magnetic Hall Effect sensors, precise microswitch buttons, an integrated Connected Command Display, adjustable triggers, mappable buttons on the back, RGB lighting, social notifications and more. 6

STEALTH 700 GEN 2 MAX DR DISRESPECT LIMITED-EDITION FOR PLAYSTATION The Best Way to Dominate Like A Champion Is to Be Like the 2X CHAMPION In late October 2023 Turtle Beach stepped into The Arena once again with the exclusive Stealth 700 Gen 2 Dr Disrespect Limited-Edition – another devastatingly handsome collaboration with gaming’s international superstar. This Limited-Edition Stealth 700 Gen 2 MAX for PlayStation features Turtle Beach’s award-winning and game-winning audio in a new, fresh Dr Disrespect- designed colorway that looks so good it makes even the Doc himself blush (previously thought impossible). 7

ATOM CONTROLLER MOBILE GAME CONTROLLER It’s Time to Split the Atom “4.5/5 – Don’t struggle with on-screen controls when gaming on your iPhone. The Turtle Beach Atom Controller is the way to go.” – Cult of Mac Turtle Beach’s Atom Controller for iOS is compact and portable, and its magnetic two-piece design brings something truly unique to the mobile controller’s space. The Atom Controller for iOS launched early October 2023 following last fall’s launch of the Android version and is an exciting addition to Turtle Beach’s growing award-winning controller lineup. 8

REACT-R CONTROLLER NEW RED, NEBULA, AND PIXEL GREEN COLORWAYS Put Victory Within Your Grasp “5/5 – Undoubtedly one of the best Xbox controllers on the market.” – The Mirror Since its release, the officially licensed for Xbox REACT-R Controller has impressed Xbox and PC gamers by providing them with premium wired controller performance at an affordable price. The three new colorways – Red, Nebula, and Pixel Green, not only offer gamers more options to suit their style, but they also improve upon the original by featuring two additional rumble motors for added vibration effects. 9

X

PDP IS A LEADING GAMING ACCESSORIES COMPANY WITH STRONG MOMENTUM Premier Gaming Accessories Platform with Established Retail Relationships Innovative Product Portfolio Augmented by Attractive Nintendo & PlayStation Licensing Agreement Multifaceted Design Capabilities with a Robust Product Pipeline Effective “Good, Better, Best” Pricing Strategy Driving Cross Channel Share Gain Passionate and Rapidly Growing Global Consumer Following Impressive Financial Performance with Multiple Levers for Sustainable Growth Top 10 Powerful Omni-Channel Distribution Model Global Gaming Hardware Manufacturer Top 5 Global Gaming Controller Manufacturer Attractive License Portfolio 50+ Countries with Retail Distribution 30+ Years in Business Differentiated Product Offering Founded in 1990 Category Leader In Desirable Controller Category Controllers Headsets 11

PDP’S BROAD PRODUCT PORTFOLIO WITH STRONG INNOVATION & DESIGN… Controllers Headsets Accessories Nintendo Switch White Afterglow Nintendo Switch Oled Nintendo Switch Moonlight Nintendo Switch Sonic Go Nintendo Switch Joy-Con Nintendo Switch Joy-Con Wave Wireless Controller Rematch Controller Black Airlite Wired Headset Fast Realmz Wired Headset Charging Shuttle Charging Grip Plus Nintendo Switch Link Nintendo Switch Tails Seaside Hill Nintendo Switch Radiant Nintendo Switch Aloha Nintendo Princess Peach Nintendo Super Mario Rock Candy Controller Zone Realmz Wireless Controller Racers Airlite Wired Headset Airlite Wired Headset Travel Case Travel Case PS5, PS4 & PC Victrix Pro Xbox Series X|S & PC PS5 & PC Airlite PS5 & PC Victrix Gambit PC Victrix Pro FS 12 BFG Wireless Controller Purple Afterglow Wave Controller Pro Wireless Headset Wireless Headset Riffmaster Arcade Flight Stick Xbox Series X|S & PC Victrix Gambit Dual Core Xbox Series X|S & PC Xbox Series X|S & PC Xbox Series X|S PS5 White Metavolt Phantasm Red Wired Controller Tournament Controller Pro AF Headset Airlite Headset Nemesis Media Remote Dual Charger Differentiated Product Offering Underpinned by Attractive Controller and License Business 12

…IS HIGHLY COMPLEMENTARY TO TURTLE BEACH’S CATALOG OF PRODUCTS Headsets PC Peripherals Controllers & Simulation St um Stealth Pro Ultra Stealth 700 Gen 2 MAX Stealth 700 Gen 2 MAX Wireless Controller for Xbox & PC Premium Multiplatform Premium Multiplatform Dr Disrespect Limited for Xbox & PC Wireless Headset Wireless Headset Edition Headset for PS Kone XP Air Burst Pro Air Kone Pro Dr Disrespect Premium Wireless Mouse Wireless Mouse Wired Mouse REACT-R Wired Controller Atom Controller for Xbox & PC for iOS & Android Stealth 600 Gen 2 MAX Stealth 600 Gen 2 USB Multiplatform Wireless Wireless Headset for Headset Xbox & PlayStation Vulcan II Mini Air Optical Vulcan II MAX Premium Wireless 65% Mini Keyboard Optical Wired Keyboard VelocityOne Flight Universal Flight k Co PC Magma/Magma Mini Vulcan II Mechanical Membrane Keyboards Wired Keyboard Recon 70 Multiplatform Recon 50 Multiplatform Wired Headset Wired Headset Velo ium HOTAS Controller for PC Wheel x & PC Industry Leading Gaming Accessories Portfolio Built on Innovation & Groundbreaking Technology 13

STRATEGIC SUMMARY Expands Complementary Overall Portfolio ??Significantly grows breadth of controllers and other incremental product categories ??Strengthens attractive licensed portfolios including valuable Nintendo and Sony partnerships ??Expands product offering including licensed models within core console headsets Integrates Sales & Distribution Capabilities ??Adds $115 – $120 million of projected annualized net revenue in diversified categories ??Increases distribution footprint and consolidates retail relationships across all channels ??Expands retail positions in both the U.S. and other countries Greatly Enhances Profitability Profile ??Combined gross margin % contribution estimated in the mid-30’s ??Enables operational efficiencies with end-to-end consolidation and increased purchasing power ??Results in projected double-digit Adjusted EBITDA margin % with meaningful synergies Combines Talented Teams ??Integrates key PDP talent into Turtle Beach structure for continuity and best results ??Strengthens organizational talent throughout all levels of the Company ??Capitalizes on shared expertise in product development, sales, marketing, and operations Drives Meaningful & Accretive Scale ??Combines portfolios synonymous with category leadership in gaming ??Builds on diverse, strong positions in headsets, controllers, simulation, and other categories ??Modest leverage and high cash flow generation allow for investment in both organic growth and return of capital to shareholders

14 FINANCIALS & OUTLOOK 15

2023 KEY RESULTS FY 2023 RESULTS Q4 2023 RESULTS vs. FY 2022 vs. Q4 2022 Net Revenue +7.5% YOY Net Revenue -1.3% YOY $258.1M vs. $240.2M $99.5M vs. $100.9M Adjusted EBITDA Adjusted EBITDA +$36.4M YOY +$12.9M YOY $6.5M vs. $(29.9)M $14.0M vs. $1.0M Net Income +$41.9M Net Income +$31.8M YOY YOY $(17.7)M vs. $(59.5)M $8.6M vs. $(23.2)M EPS +$2.59 YOY EPS +$1.87 YOY $(1.03) vs. $(3.62) $0.47 vs. $(1.40) Continued Strong Continued Strong Balance Sheet Balance Sheet Strong US Video Games Market in Dec. 2023 and full year 2023 • Consumer spending on video games content, hardware, and accessories was up 1% for 2023, and 4% in December 2023 over the same period last year. • While consumer spending on hardware stayed flat in 2023, it was up 4% in Dec 2023 YOY. • Spending on gaming accessories was up 14% in Dec 2023 and up 4% in 2023 YOY. • Video game content spending was up 1% for 2023 and up 3% in Dec 2023. • Unconstrained console supply, possible new console upgrades and releases, and overwhelming success of some new games early in the year are positive indicators going into 2024. Turtle Beach Continues Outpacing the Gaming Accessories Market • In Dec 2023 the market was up 4.8% while Turtle Beach was up 6.2%. • In Q4 2023 the market was down 4.8% while Turtle Beach was up 2.7%. • In 2023 the market was down 0.7% while Turtle Beach was up 3.1%. • Turtle Beach had a leading share of 38.4% in 2023, and 40.8% in Q4 2023 and Dec 2023(1). • 10 of the top 20 best-selling console gaming headset models in US in 2023(1) were Turtle Beach. • Significant share growth in premium tier (+$200) for console gaming headsets in US and UK in 2023. • Turtle Beach has the #1 selling model for flight controllers in US and grew revenue and share YOY in 2023(2). YOY Revenue Growth and Improved Adjusted EBITDA Q4 2023 • Reflects outperformance of accessories markets and stabilized channel inventories as well as increased demand for console gaming headsets and flight simulation. • Improvements from business mix, lower freight costs and promotional credits. • Proactive expense management resulted in a ~13% decline in recurring operating expenses YOY. 1. Circana, Retail Tracking Service, U.S., Gaming Accessories, Headsets/Headphones, Dollar Sales 2. Circana, Retail Tracking Service, U.S., Video Game Accessories, Flight Controllers, Dollar Sales 16

QUARTERLY FINANCIAL REVIEW $ Millions Q4 2022 Q4 2023 Commentary (except per-share data) Reflects softer-than-expected console gaming headset market in Revenue $100.9 $99.5 October and November but returned to growth in late December. Year-over-year improvement primarily driven by lower freight costs and Gross Margin 19.8% 32.0% promotional credits. Excluding non-recurring costs, Q4 2022 gross margin was 24.3%. Reflects the benefit from proactive expense management resulting in a Operating Expenses $28.1 $23.4 ~13% decline in recurring operating expenses year-over-year Net Income (Loss) $(23.2) $8.6 Reflects above factors Diluted EPS $(1.40) $0.47 Reflects above factors Adjusted EBITDA(1) $1.0 $14.0 Reflects higher revenue, improved margins and lower expenses Diluted Shares 16.6M 18.4M 1. See appendix for a reconciliation of non-GAAP measures 17

FULL YEAR FINANCIAL REVIEW $ Millions 2022 2023 Commentary (except per-share data) Reflects outperformance of accessories markets, increased demand for Revenue $240.2 $258.1 console gaming headsets and flight simulation, and share gains across key categories and geographies Year-over-year improvement primarily driven by lower freight and Gross Margin 20.5% 29.3% logistics costs. Excluding non-recurring costs, 2022 gross margin was 24.6%. Reflects the benefit from proactive expense management resulting in a Operating Expenses $100.7 $91.9 ~11% decline in recurring operating expenses year-over-year Net Income (Loss) $(59.5) $(17.7) Reflects above factors Diluted EPS $(3.62) $(1.03) Reflects above factors Adjusted EBITDA(1) $(29.9) $6.5 Reflects higher revenue, improved margins and lower expenses Diluted Shares 16.5M 17.1M 1. See appendix for a reconciliation of non-GAAP measures 18

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BALANCE SHEET Balance Sheet Highlights Balance Sheet $ Millions Comments As of Dec 31, 2022 As of Dec 31, 2023 • Inventory decreased from the elevated year-ago period where the Company increased product Cash & Cash and component purchases due to longer freight $11.4 $18.7 Equivalents transit times and to reduce risks of supply shortages Inventories $71.3 $44.0 Revolver (asset-based) $19.1 $0.0 • Net debt of $(18.7)M as of December 31, 2023 improving $26.4M from prior year Net Debt (debt less $7.7 $(18.7) cash) • Cash flow from operations improved $68.9M to $27.0M for the period compared to prior year • Strong balance sheet 19

2024 GUIDANCE 2024 GUIDANCE1 Net Revenue(1) Adj. EBITDA(1) $370M—$380M $51M—$54M up 43%—47% up $44M—$47M vs. 2023 vs. 2023 Strong January 2024 Results: Market revenue is up YOY and Turtle Beach unit share over 50% 1. 2024 Net Revenue and Adj. EBITDA guidance incorporates approximately 9 months of operations from PDP acquisition, which closed on March 13, 2024. 20

TURTLE BEACH X PDP: A COMPELLING & COMPLEMENTARY FINANCIAL PROFILE PDP Pro Forma Company Financial Estimate Overview $115M – $120M $390M – $410M 1st Full Four Quarters NTM Net Revenue Net Revenue (Q2 2024 – Q1 2025) $22M – $28M $60M – $65M NTM Adjusted EBITDA, NTM Adjusted EBITDA Including Partial Synergies (Q2 2024 – Q1 2025) $10M—$12M of Annual More Diversified Cost Synergies, Fully Product Mix, with Realized by 2H 2025 Category Leading Positions 50%+ Revenue Contribution From Scaled, Lean Category-Leading Business Model Controller Business 21

EXECUTING OUR GROWTH STRATEGY TO FUEL TURTLE BEACH’S POSITION AS THE 2ND LARGEST 3RD PARTY GAMING ACCESSORIES MAKER $3.8B Market $3.2B Market Continue Growth in Controllers, Gaming $1.4B Simulation and More Market Further Scale Our PC Gaming Accessories Targets: Continue Leading in Gaming Headsets Revenue 10%+ CAGR EBITDA 10%+ Margins Design High-Quality, Innovative Products for Gamers on All Platforms Continue Leadership as One of Gaming’s Most Recognized and Trusted Brands Deliver Superior Retail and Operational Execution Global Market Sizes: Newzoo Peripheral Market Forecast, June 2023 & Internal Estimates 22

LONG-TERM FINANCIAL TARGETS Metric Target Revenue 10%+ CAGR Gross Margins % Mid-high 30’s Adjusted EBITDA 10%+ Margins Maintain leadership in gaming headsets and controllers Continue to drive growth in adjacent accessories categories Proactively manage operating expenses 23

APPENDIX 24

GAAP NET INCOME TO ADJUSTED EBITDA RECONCILIATION FOURTH QUARTER & FULL-YEAR 2023 COMPARED TO 2022 Three Months Ended 12 Months Ended December 31, 2023 December 31, 2022 December 31, 2023 December 31, 2022 Net Income (Loss) $8,552 $(23,233) $(17,679) $(59,546) Interest expense 251 577 504 1,220 Depreciation and amortization 1,166 1,352 4,839 5,816 Stock-based compensation1 3,429 2,209 11,983 7,984 Income tax expense (39) 16,864 338 5,093 Impairment charge2—1,896—1,896 Restructuring expense3 (43)—1,061 556 CEO transition related costs4 — 2,874 -Business transaction expense5 653—653 -Proxy contest and other6 (15) 1,372 1,921 7,092 Adjusted EBITDA $13,954 $1,037 $6,494 $(29,889) 1. Increase in stock-based compensation in the year ended December 31, 2023 over the comparable prior year period primarily driven by $4.0 million dollar charge related to accelerated vesting of equities associated with the separation of our former CEO. 2. Impairment charge includes costs related to impairment of intangible assets. 3. Restructuring charges are expenses that are paid in connection with reorganization of our operations. These costs primarily include severance and related benefits. 4. CEO transition related expense includes one-time costs associated with the separation of its former CEO. Such costs included severance, bonus, medical benefits and the tax impact of accelerated vesting of stock-based compensation. 5. Business transaction expense includes one-time costs we incurred in connection with acquisitions including professional fees such as legal and accounting along with other certain integration related costs of the acquisitions. 6. Proxy contest and other primarily includes one-time legal, other professional fees, as well as employee retention costs associated with proxy challenges presented by certain shareholder activists. 25

TRANSACTION OVERVIEW Following our comprehensive strategic review, Turtle Beach announces the highly accretive acquisition of PDP to further strengthen its leading gaming accessories portfolio, improve profitability, and meaningfully enhance scale. Combines two gaming leaders with best-in-class teams, significant product momentum, and proven track records of delivering Strategic profitable growth and shareholder value Rationale ??Transforms Turtle Beach’s operating capabilities to add meaningful scale advantages and increase breadth of portfolio Transaction value of $118 million funded through a combination of cash and equity—$79.9 million of cash from cash on balance sheet and a new $50 million term loan Consideration,—$38.1 million of value from 3.45 million newly issued shares of Turtle Beach’s common stock representing ~16.4% of pro forma Funding and shares outstanding Structure Net Debt / Adjusted NTM Estimated EBITDA ratio of 0.7x at deal closure combined with significant free cash flow generation will provide ample opportunities to continue shareholder friendly initiatives, including further return of capital and accretive M&A The Transaction closed immediately upon the execution of the definitive agreements, as all necessary approvals have been met Transaction is expected to be accretive across all financial metrics: sales growth, gross profit margin, adjusted diluted EPS, cash flow from operations, adjusted EBITDA and adjusted EBITDA margin Financial Accretion ??Initially anticipated annual cost synergies of $10 – 12 million—Full cost synergies expected to be realized by 2H 2025, with roughly half realized in CY2024 Implied post-synergy transaction multiple of 4.7x NTM Adjusted EBITDA In effort to offer liquidity to shareholders, the Company announced a large share repurchase in conjunction with the Transaction Announces the intent to launch a Reverse Dutch Tender Offer to repurchase up to $30 million of Turtle Beach common stock Share Repurchase between a range of $13.75—$15.00 per share, as the Board continues to maximize value creation opportunities for shareholders ??Should the maximum amount of the shares elect to tender, PF Net Debt / Adjusted NTM Estimated EBITDA would be 1.2x 26

PRO FORMA FINANCIAL SUMMARY Pro Forma Company at Close (Prior to Tender Offer) ~21.1M Shares Outstanding $50M Total Debt ($0M drawn on ABL, $50M of a new Term Loan) $6.5M Cash on Balance Sheet $370M – $380M 2024E Net Revenue, assuming 9-months of PDP contributions $51M – $54M 2024E Adjusted EBITDA, assuming 9-months of PDP contributions and partial synergies Net Debt / Adjusted NTM Estimated EBITDA ratio of 0.7x at deal closure

27 PRO FORMA FINANCIAL SUMMARY FOLLOWING MAY 2024 TENDER COMPLETION Pro Forma Company (Following a Fully Exhausted $30M Tender) ~18.9M – 19.1M Shares Outstanding, Predicated on Execution Price $80M Total Debt ($30M drawn on ABL, $50M of a new Term Loan) $6.5M Cash on Balance Sheet $390M – $410M NTM Net Revenue $60M – $65M NTM Adjusted EBITDA 1.2x Net Debt / NTM Adjusted EBITDA at close, assuming full exhaustion of the $30M Tender 28

CONTACTS Investor Relations: Turtle Beach: Alex Thompson MacLean Marshall Gateway Group Sr. Director, Global Communications +1 (949) 574-3860 Turtle Beach Corporation HEAR@gateway-grp.com +1 (310) 431-6215 maclean.marshall@turtlebeach.com

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